As filed with the Securities and Exchange Commission on June 14, 2016

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TGLT S.A.

(Exact name of Registrant as specified in its charter)

TGLT S.A.

(Translation of Registrant’s name into English)

Republic of Argentina (State or other jurisdiction of incorporation or organization)	8880 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

TGLT S.A.
Av. Scalabrini Ortiz 3333, City of Buenos Aires
Republic of Argentina
(+ 54-11-5252-5050)
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
111 8th Avenue, 13th Floor
New York, New York 10011
(212) 894-8800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Stephen Double, Esq. Holland & Knight LLP 31 West 52nd Street New York, NY 10019	Nicholas A. Kronfeld, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(3)	Amount of registration fee
Common shares, par value Ps.1.00 per share(1)(2)	US$50,000,000	US$5,035

(1)         Includes common shares that the international underwriters may purchase solely pursuant to their option to purchase additional shares and common shares which are to be offered outside the United States but which may be resold from time to time in the United States in transactions requiring registration under the Securities Act, including common shares which the registrant may sell to current shareholders pursuant to preemptive rights and accretion rights.  Offers and sales of shares outside the United States are being made pursuant to Regulation S under the Securities Act of 1933 and are not covered by this Registration Statement.

(2)         A separate registration statement on Form F-6 will be filed for the registration of American depositary shares issuable upon deposit of the common shares registered hereby.

(3)         Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED      , 2016

PROSPECTUS

Common Shares

TGLT S.A.

which may be represented by American depositary shares

This is the initial public offering in the United States of our shares of common stock, par value Ps.1.00 per share and one vote per share.  We are offering common shares in a global offering, which consists of an international offering in the United States and other countries outside Argentina and a concurrent offering in Argentina.  In the aggregate,        common shares, which may be represented by American depositary shares, or ADSs, are being offered by us in the global offering.  Each ADS represents 15 common shares.  The international offering of the ADSs in the United States and other countries outside Argentina is being underwritten by the international underwriters named in this prospectus.  In the Argentine offering, common shares are being offered to investors in Argentina through the Argentine placement agent named in this prospectus.  The closings of the international and Argentine offerings are conditioned upon each other.

The initial public offering price of the ADSs in the international offering is expected to be between US$            and US$        per ADS, and the offering price of the common shares in the Argentine offering is expected to be between US$             and US$             per common share.  After the pricing of this offering, we expect the ADSs to trade on the New York Stock Exchange, or the NYSE, under the symbol “TGLT.”  Prior to this offering our common shares have traded, and subsequent to this offering will continue to trade, on the Mercado de Valores de Buenos Aires, or MERVAL, under the symbol “TGLT.”  The latest reported closing sale price of our common shares on the MERVAL on June 10, 2016 was Ps.17.00 per share, or US$1.23 per share (equivalent to a price of US$18.45 per ADS) based on the rate of exchange on that day.

The offering of our common shares in Argentina will be registered with the Argentine securities regulator (Comisión Nacional de Valores, or CNV).  Neither the U.S. Securities and Exchange Commission, or the Commission, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

All of our existing shareholders have a preferential right, including preemptive rights and accretion rights, to subscribe to our capital increase resulting from the global offering.  The preferential subscription period will expire on or about                          , 2016.  Subject to certain conditions, the common shares that have not been subscribed (i) in the global offering, if any, and (ii) by minority shareholders pursuant to their preferential rights will be offered in Argentina by the Argentine placement agent after the preferential subscription period.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify.  In addition, for as long as we remain an emerging growth company, we will qualify for certain limited exceptions from the Sarbanes-Oxley Act of 2002.  Please see “Risk Factors—Risks Relating to the ADSs and this Offering—We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ADSs less attractive to investors” and “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in the common shares and ADSs involves risks.  See “Risk Factors” beginning on page 25 of this prospectus.

	Per ADS	Total	Per common share	Total
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions	US$	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$	US$

We have granted the international underwriters the right for a period of 30 days from the date of this prospectus to purchase in the aggregate up to an additional                    common shares represented by ADSs at the initial public offering price paid by investors minus any applicable discounts and commissions pursuant to the international underwriters option to purchase additional shares.  New shareholders will not have preemptive or accretion rights with respect to the common shares offered pursuant to the international underwriters’ option to purchase additional common shares.

The common shares and ADSs will be ready for delivery on or about,                           2016.

Global Coordinators and Joint Bookrunners

J.P. Morgan		Morgan Stanley

Joint Bookrunners

Santander		UBS

The date of this prospectus is                  , 2016.

In this prospectus, we use the terms “we,” “us,” and “our” to refer to TGLT S.A. and its consolidated subsidiaries unless otherwise indicated.  References to “Operating Companies” mean Canfot S.A., or Canfot, Marina Río Luján S.A., or MRL, Sitia S.A., or Sitia, and our subsidiaries in Uruguay, TGLT Uruguay S.A., or TGLT Uruguay, and FDB S.A., or FDB.

References to “common shares” refer to shares of our common stock, all with a par value of Ps.1.00 per share and references to “ADSs” are to American depositary shares, each representing 15 common shares, except where the context requires otherwise.

The term “Argentina” refers to the Republic of Argentina.  The terms “Argentine government,” and the “government,” refer to the federal government of Argentina, the term “Central Bank” refers to the Banco Central de la República Argentina, or the Argentine Central Bank, and the term “CNV” refers to the Argentine Comisión Nacional de Valores, or the Argentine securities regulator.  “IFRS” refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board.  The term “Uruguay” refers to the Oriental Republic of Uruguay.

The term “contracted sales” refers to the aggregate amount of sales resulting from all contracts for the sale of units entered into during a certain period, including new units and units in inventory.  Contracted sales are recorded upon signing of a sales contract with a customer.  Contracted sales are accounted for at their historical value plus any contractual exchange rate or inflation adjustments.

The term “gross leasing area,” or GLA, refers to the amount of floor space available to be rented at a property, including the total floor area designated for occupancy. The term “gross sellable area,” or GSA, refers to the amount of floor space available to be sold at a property, including the total floor area designated for occupancy.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  We, the international underwriters, the Argentine placement agent or any of our or their affiliates have not authorized any other person to provide you with different or additional information.  We, the international underwriters, the Argentine placement agent, or any of our or their affiliates are not making an offer to sell the ADSs or common shares in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs or common shares.  Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

The offering of ADSs is being made in the United States and elsewhere outside Argentina solely on the basis of the information contained in this prospectus.  We are also offering common shares in Argentina using a Spanish-language prospectus that has been filed with the CNV.  The Argentine prospectus is in a different format than this prospectus in accordance with CNV regulations but contains substantially the same information included in this prospectus, other than the information regarding the ADSs.

The Argentine public offering of the common shares was approved by the CNV on           , 2016 by Resolution No.          .

No offer or sale of ADSs may be made in Argentina except under circumstances that do not constitute a public offer under Argentine laws and regulations.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Statements

We maintain our financial books and records in Pesos and prepare our consolidated financial statements in Argentina in accordance with IFRS, as issued by the IASB, and all financial information included in this prospectus is presented in accordance with IFRS, except as otherwise indicated.  In particular, this prospectus contains certain non-IFRS financial measures which are defined under “Summary of Selected Consolidated Financial Data.”  Our consolidated financial statements at December 31, 2015 and 2014 and for each of the two years ended December 31, 2015 and December 31, 2014 have been audited, as stated in the report appearing herein, and are included in this prospectus and referred to as our “audited consolidated financial statements.”  Financial information as of March 31, 2016 and 2015 and for the three months ended March 31, 2016 and 2015 has been derived from our unaudited interim consolidated financial statements as of and for the three months ended March 31, 2016 and 2015, included in this prospectus and referred to as our “unaudited interim consolidated financial statements”.

Currencies and Rounding

The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States.  The terms “Peso” and “Pesos” and the symbol “Ps.” refer to the legal currency of Argentina.

We have translated certain of the Peso amounts contained in this prospectus into U.S. dollars for convenience purposes only using rates published by the Central Bank and Banco de la Nación Argentina, or the National Bank of Argentina.  Unless otherwise indicated, financial information extracted or derived from our consolidated financial statements and contained in this prospectus has been translated into U.S. dollars at the bid closing rate as of December 31, 2015, which was Ps.12.94 per one U.S. dollar, as published

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the National Bank of Argentina for the fiscal year 2015, and at the bid closing rate as of March 31, 2016, which was Ps.14.60 per one U.S. dollar, as published the National Bank of Argentina for the three months ended March 31, 2016. For non-financial information contained in this prospectus, the rate used to translate such amounts (i) as of March 31, 2016, which was Ps.14.5817 to US$1.00, which was the Tipo de Cambio de Referencia, or reference exchange rate reported by the Central Bank for U.S. dollars, (ii) as of December 31, 2015 was Ps.13.0050 to US$1.00, which was the Tipo de Cambio de Referencia, or reference exchange rate reported by the Central Bank for U.S. dollars and (iii) as of December 31, 2014 was Ps.8.5520 to US$1.00, which was the reference exchange rate reported by the Central Bank for U.S. dollars.  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.  The U.S. dollar equivalent information presented in this prospectus is provided solely for the convenience of investors and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.  See “Exchange Rates” for more detailed information regarding the translation of Pesos into U.S. dollars.

All “as adjusted” amounts contained in this prospectus have been adjusted to reflect the receipt by us of the estimated net proceeds at an assumed public offering price of US$      per common share (or US$      per ADS), the midpoint of the price range set forth on the cover page of this prospectus.

Certain figures included in this prospectus have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Market Share and Other Information

We make statements in this prospectus about our competitive position and market share in, and the market size of, the Argentine and Uruguayan real estate industry.  We have made these statements on the basis of statistics and other information derived from industry publications and other third-party sources that we believe are reliable.  Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, neither we, the international underwriters, the Argentine placement agent nor any of our or their affiliates have independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.

Non-IFRS Information

This prospectus includes adjusted gross profit and adjusted operating profit figures. Adjusted gross profit and adjusted operating profit are presented as supplemental information and are not IFRS data.  We believe that these are useful indicators of our operating performance because they provide an indication of our operating performance, independent of our financing decisions. Additionally, these metrics may allow for the comparison of our results with other companies in the industry that use similar financial measures as well as with other companies whose financing costs are not included in their gross or operating profit. However, adjusted gross profit and adjusted operating profit should not be considered in isolation, as substitutes for gross profit and operating profit determined in accordance with IFRS or as a measure of a company’s profitability.  In addition, our calculation of adjusted gross profit and adjusted operating profit may not be comparable to other companies’ similarly titled measures.

Measurement and Other Data

In this prospectus, we present most information for real estate properties in meters (m) and square meters (m² or sqm).

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  This summary does not contain all of the information you should consider before investing in the ADSs.  You should read this entire prospectus carefully, especially the section in this prospectus entitled “Risk Factors” beginning on page 25 and our financial statements and the related notes thereto appearing at the end of this prospectus, before making an investment decision.  As used in this prospectus, references to “TGLT,” the “company,” “we,” “us” and “our” refer to TGLT S.A. and its consolidated subsidiaries, except where the context otherwise requires.

Overview

We are one of the fastest growing integrated real estate companies in Argentina in terms of developed area, with substantial focus in Argentina.  Since our establishment in 2005, we have focused on the development of residential properties, and are currently expanding our commercial real estate operations, particularly in the office and logistics sectors.

We have a proven track record of implementing our integrated business model to achieve substantial growth, in particular since our initial share offering, or IPO, on the MERVAL on November 5, 2010, through which we raised approximately Ps.220 million to fund our aggressive growth plan in the residential real estate sector.  We have also developed mixed-use residential and commercial projects since 2010. By successfully deploying the capital we raised through our MERVAL IPO despite the economic challenges facing Argentina since the crisis in 2001-2002, we have achieved significant growth, with our contracted sales increasing from US$41.3 million (Ps.161.5 million) for the fiscal year ended December 31, 2010—the year of our IPO on the MERVAL—to US$113.6 million (Ps.1.052,4 million) for the fiscal year ended December 31, 2015, at the average exchange rate for the applicable year, achieving a compound growth rate in U.S. dollars of 22.4%. for this period. We are now the largest residential real estate company in Argentina in terms of total GSA, with more than 596,000 square meters (including our Forum Puerto del Buceo project in Montevideo, Uruguay) in different stages of development, across 11 large projects with 94 buildings.

In developing our residential projects, we have primarily focused on the high income purchasers who can typically afford to purchase properties in cash.  However, we have also developed several projects that target the middle income segment, which we believe is poised for significant growth, as mortgage financing once again becomes available to Argentine purchasers, which we believe will occur as a result of expected political, regulatory and economic developments in Argentina.

As an integrated real estate company, we control all aspects of the real estate development process with a management team experienced in all key areas of real estate development and operations, including land identification and acquisition, government licensing and relations, project management, commercialization and sales. During the development process, while we retain the decisions and control of these functions, we entrust the actual execution of certain functions, such as architecture and construction, to specialized companies under our close supervision.  We also provide specialized value-added services that seek to maintain or increase the value of real estate properties owned by us and our clients.

We believe that our integrated business model will (i) allow us to capture value throughout the business cycle, as we are able to focus on different market segments at different points in the cycle, (ii) provide flexibility to take advantage of different opportunities that arise in Argentina’s rapidly evolving real estate market, (iii) give us the ability to match our cash flows and our risk exposure across different business lines with the different cash requirements and return profiles of our business lines, and (iv) generate critical mass as we combine operations, realize synergies and take advantage of cross selling opportunities through our brokerage business and with our corporate clients.

Through this integrated business model and our experience in developing mixed-use projects, we plan to take advantage of current market opportunities to grow more aggressively in two core areas of commercial real estate:

•      for-lease Class A office buildings — which are buildings with above average rents for the area in which they are located, high quality standard finishes and systems, exceptional locations and a recognized market presence; and

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•      premium logistics centers, or PLCs — which are integrated warehouses, built with advanced features, including dock levers, high resistance floors, climate control and support offices, in the Buenos Aires metropolitan area.

Our senior management team has extensive experience in creating and developing successful real estate companies.  Federico Weil, our founder, CEO and Chairman, founded some of the most prominent real estate companies in Argentina, such as Adecoagro (NYSE: AGRO), and Alejandro Belio, our COO, was CEO of Faena Properties S.A. and Creaurban S.A., two large property developers in Argentina.  We are also backed by leading institutional investors, including PointArgentum Master Fund LP, or PointArgentum, an affiliate of PointState Capital LP, and Bienville Argentina Opportunities Fund, LP, or Bienville, an affiliate of Bienville Capital Management, LLC, two major investment funds that each currently hold 13.6% of our common shares.

Our integrated business model is comprised of three business lines:

•      Residential:  For over ten years we have successfully developed for-sale multifamily residential and mixed-use projects in Buenos Aires and Rosario, Argentina and Montevideo, Uruguay.  We have targeted high-income segments of the population that can afford to buy real estate in cash, without mortgage credit assistance, given the particularities of the markets in which we operate.  However, we have also developed several large projects targeted at middle-income segments of the population.  We believe that ongoing economic reforms, in particular the expected expansion of available mortgage credit and the expected resulting increase in demand, will positively impact the residential real estate sector specifically, and provide us with significant opportunities for growth and enhanced margins.  Our residential projects are in varying stages of development, and include the following:

Project	Location	Segment	Area (sqm GSA)	Buildings	Status
Forum Puerto Madero	Puerto Madero, Buenos Aires	Homes & Retail	34,000	1	100% sold. Delivered in 2008

Forum Puerto Norte	Rosario, Santa Fe	Homes & Offices	52,639	11	100% sold. 99% delivered as of first quarter of 2016.

Forum Alcorta	Bajo Belgrano, Buenos Aires	Homes	39,763	3	98% sold. 93% of Tower One and 82% of Tower Two delivered. In Tower Three, delivered 21% of sellable units and expected to continue throughout 2016.

Forum Puerto del Buceo	Montevideo, Uruguay	Homes	48,185	1	66% sold. Deliveries expected in 2016-2018

Astor Palermo	Palermo, Buenos Aires	Homes & Parking	14,763	1	98% sold. Delivered 77% of total sellable units as of the first quarter of 2016.

Astor Núñez	Núñez, Buenos Aires	Homes & Retail	20,368	2	95% sold. Deliveries expected in 2016

Astor Caballito	Caballito, Buenos Aires	Homes	31,114	3	Currently suspended due to injunction. See “Business—Our Business Lines—Residential Real Estate—Residential Projects Under Development—Astor—Astor Caballito.”

Metra Puerto Norte (Brisario)	Rosario, Santa Fe	Homes & Retail	68,613	11	61% of Phase 1 (out of 5 phases) sold. First deliveries expected in 2017.

Metra Devoto	Devoto, Buenos Aires	Homes	19,392	4	6% sold. Commercial launch to general public expected in 2016 to 2022.

Venice	Tigre, Buenos Aires	Mixed uses	208,676	53	60% of Phase 1 (out of of 4 phases) sold. Deliveries expected in 2016-2022

Proa (Brisario)	Rosario, Santa Fe	Mixed uses	65,166	4	Launch expected for third quarter of 2016.

Astor San Telmo	San Telmo, Buenos Aires	Homes & Retail	27,542	1	13% sold. Commercial launch to general public in 2016. 68 of 404 units sold.

Total (excluding Forum Puerto Madero)			596,221	94

•      Commercial:  Our plan is to identify and invest in opportunities in the for-lease Class A office building and PLC sectors, primarily in the Buenos Aires metropolitan area.  We believe that a strong and sizable portfolio of office and logistics assets will provide us with stable, long-term cash flows from lease payments which will help us fund new developments and counterbalance the cyclical nature of the residential sector.  Between 2008 and 2011, we developed for-sale office buildings in Rosario, Argentina and in 2014, we acquired 31% of a property for the development of a for-lease 23,000 square meter GLA, office building in Buenos Aires.  We are seeking permits to develop a 6,000 square meter GLA for-lease

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office building within our Brisario mixed-use project in Rosario. We expect that this project will be delivered in the fourth quarter of 2018, and will require a total investment of Ps.256.2 million (US$19.97 million), of which we have invested Ps.16.2 million (US$1.11 million) as of March 31, 2016. Additionally, we have commenced negotiations for the potential acquisition of properties in the Buenos Aires metropolitan area.  While we have not yet acquired rights to these additional sites, we believe that these and other sites that we have identified represent a strong pipeline of strategically located properties for commercial development. Approximately 80% of the proceeds from this offering will be used to grow our portfolio of commercial properties.

•      Services:  We provide specialized value-added services, including brokerage, in order to optimize our customers’ experience, as well as maximize our control over the marketing process. These kinds of services allow us to increase the revenue we generate from our own projects by expanding our margins and generating additional revenue from third-party developments.  We also believe that through our services we create significant synergies for our operations, including obtaining market intelligence and providing the highest standard of customer care.

Real Estate Market Opportunity in Argentina

We believe that we are well positioned to seize the market opportunity that we expect will be created by economic improvement in Argentina.  The economic and financial environment going forward in Argentina is expected to be significantly influenced by the election of President Mauricio Macri, who took office on December 10, 2015. We anticipate that Argentina will benefit from the change in regulatory, fiscal and monetary policy and other reforms that have been, and continue to be, enacted by the Macri Administration, which we expect will increase the country’s overall competitiveness, economic prospects and gross domestic product, or GDP, growth.  We also believe that ongoing economic reforms, in particular the increased availability of mortgages, will positively impact the real estate sector specifically, and provide us with significant opportunities for growth and enhanced margins.

Our existing portfolio and investment plan provide investors with focused exposure to Argentina’s residential and commercial real estate sectors. We highlight below the key market opportunities that we intend to capture.

Residential Real Estate Development Opportunity

We believe that changes in economic policies being implemented by the Macri Administration will result in significant opportunities in the residential real estate industry.  In particular, we expect that increases in the availability of credit, greater stability throughout the sector and a lower real exchange rate will result in higher prices and lower costs, which will in turn lead to enhanced margins.

Argentina has one of the highest GDPs per capita in Latin America (as measured on a purchasing power parity, or PPP, basis), but over the last several years, a lack of both available mortgage credit and new construction in the residential real estate sector has led to a collapse of both supply and demand across Argentina, with a particularly acute impact in Buenos Aires. Additionally, since the strengthening of capital controls by the previous administration in 2011, the aggregate number of residential real estate transactions has significantly decreased, with the number of construction permits in 2015 only roughly matching pre-Argentina crisis levels reached in 2000, according to the Instituto de Estadistica y Registro de la Industria de la Construcción (the Construction Industry Statistics and Registration Institute, or IERIC).  Additionally, mortgages have become increasingly scarce since Argentina’s sovereign bond default and the resulting currency devaluation in 2002, and the supply of apartments is currently at its lowest level since 2002. Due to the significant lack of available mortgage credit over the last several years, Argentine homeowners and purchasers are substantially underleveraged when compared to purchasers in other markets.  As a result, we believe that the expected increase in mortgage availability will lead to significant increases in demand.

The following tables provide information about the availability of mortgages in Argentina.

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Source: Camara Inmobiliaria Argentina

Source: Titularizadora Columbiana 2013

President Macri has stated that reviving the mortgage market is one of his administration’s top priorities and, among other measures, the Central Bank has recently implemented an inflation-adjusted currency for mortgage credit called Unidad de Vivienda, or UVI (Central Bank Communication “A” 5945), following successful experiences in Chile, Mexico and Uruguay.  The UVI had an initial value of Ps.14.05 (equivalent to 0.001 of the average construction cost of one square meter of a residence as of March 31, 2016) and will be adjusted daily by the inflation index reported by the Central Bank (the Coeficiente de Estabilización de Referencia, or CER).  Futhermore, in April 2016, a bill aiming to give legislative force to the Central Bank’s iniatitive was sent to Congress and as of the date of this prospectus, it has been approved by the committees in the upper chambers of Congress. This bill provides that the deposits denominated in UVIs will be subject to the general terms and conditions of the Central Bank rules and that the Central Bank will have the authority to apply the law. The creation of the UVI is expected to help fuel the recovery of the mortgage credit market.  Banks can lend long-term protecting their capital through the application of the indexing mechanism implicit in the UVI, and families can borrow at rates at which installments become more affordable than they are today in a context of very high nominal rates. The UVI also generates a competitive savings alternative that will likely allow banks to attract larger amounts of long-term deposits. Additionally, the National Bank of Argentina and the Bank of the Province of Buenos Aires, the largest and second largest state-owned credit institutions in Argentina, have made public announcements regarding their intent to prioritize mortgage lending.  These factors, coupled with the fact that banks are expected to gain further access to long-term funding following the recent successful return of Argentina to the international capital markets and particularly if inflation in the country begins to subside to levels around or below 10%, which is an objective of the

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Macri Administration for 2017 and onwards, should help the development of the mortgage credit market, supporting the demand for the homes we produce, as the penetration of mortgage loans as a percentage of GDP reaches the levels seen in other countries in the region.

We believe that the new economic situation, with increased availability of credit generally, and mortgage credit in particular, increased economic and political stability and a lower real exchange rate will result in increased opportunities in the real estate industry, higher real estate prices and lower development costs, which will boost profitability.  We believe that construction costs in U.S. dollars will decrease as the Argentine government tries to reduce the real exchange rate to improve competitiveness and attract foreign direct investment back to Argentina.  Additionally, with an improved mortgage credit market, more households should be able to purchase either a first home or a new, more desirable home.  We believe that real estate prices will increase in line with greater demand.

Commercial Real Estate Development Opportunity

We intend to assemble a prime portfolio of for-lease Class A office buildings for corporate use and PLCs in Argentina, mainly in the Buenos Aires metropolitan area.

Class A Office Sector:  The premium office sector in Argentina, and in particular in Buenos Aires, has experienced very limited growth during the last decade as a result of low foreign investment in Argentina. In particular, a very low level of investment has occurred in Class A offices. According to Colliers International, between 2002 and 2014, the supply of Class A offices grew at a compounded yearly rate of 1.5%, significantly below the compounded yearly growth rate of the Argentine GDP of 5.1% for the same period.  Office penetration in Buenos Aires is the lowest among other large capital cities in Latin America, with 90 square meters of GLA per thousand residents, 44% below the relevant regional average, which we believe represents a significant opportunity for increases in both supply and demand.

In addition, because new office space development in Buenos Aires in recent years relative to the existing stock has been minimal, the average age of existing stock has increased and continues to age.  Compared to large cities in Latin America, Buenos Aires has a smaller pipeline of new projects (15% of current stock). Further, only a very small portion of office space in Buenos Aires complies with the environmental sustainability standards that are increasingly desired by multinational corporations.

The following charts set forth information regarding the limited supply, and ageing stock, of Class A office space in Buenos Aires.

Source: Newmark Grubb Knight Frank (Report for third quarter of 2015), Jones Lang Lassalle, Colliers, Cushman & Wakefield

Demand for Class A offices has also lagged in recent years, but we expect demand to increase as the Argentine economy recovers. However, even with the weak demand for office space, vacancy rates in Buenos Aires are currently in the lower end in Latin America.  We believe that, as a result of economic reforms introduced by the Macri Administration, corporations that already operate in Argentina will launch long-delayed investment plans and new international companies will commence or relaunch operations in Argentina, increasing headcount and helping drive the recovery in demand for commercial properties. Supply is also expected to increase, but at a slower rate than the increase in demand, given the extended period of time it takes to complete a typical Class A office

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development project. As a result, we anticipate that office lease rates are likely to increase as demand grows faster than supply.

Premium Logistics Centers:  We believe that the substantial under-supply, low vacancy rates and growing demand in the PLC market presents a significant opportunity for our business.  Additionally, to our knowledge, no international industrial real estate developers are currently actively present in Argentina, which we believe increases the significance of our opportunity to capitalize on an early-mover advantage.

PLCs are particularly needed, as Argentina has the third largest road network in Latin America, and has a freight transportation system that is truck-centered, with 84% of grain and related products being transported by truck in 2012.  According to data published by the United Nations Economic Commission for Latin America, or CEPAL, compared to other Latin American countries, Argentina has more trucks per thousand inhabitants (47) than Brazil (16), Chile (8) and Mexico (5).

Nevertheless, logistics real estate infrastructure in Argentina is substantially underdeveloped, and is characterized by low regional penetration, as shown in the following table.

Source: Cushman & Wakefield, Newmark Grubb, United Nations Population Division

We believe that in Latin America, companies are increasingly moving their logistics operations from their own facilities to multi-tenant PLCs owned by third parties.  This trend has been seen to a significantly lesser extent in Argentina.  With 1.2 million square meters of GLA, Buenos Aires has the lowest inventory of PLCs and the lowest penetration among comparable cities in Latin America.  As a result, Buenos Aires has one of the lowest vacancy rates and highest lease rates in Latin America, as shown in the following table.

Source: Cushman & Wakefield, Newmark Grubb

Our Competitive Strengths

•      We are the only integrated publicly-listed real estate company focused substantially on Argentina.

Following the implementation of our commercial real estate strategy, we will be uniquely positioned in the Argentine market as the only integrated and diversified publicly-listed real estate company focused substantially on the development of both residential and office and logistics real estate in Argentina, and the operation of the latter. We believe that the benefits we derive from our leading position in the residential market, including our

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deep industry knowledge, development expertise and relationships with potential real estate sellers and construction companies, provide us with an advantage in the expansion into the commercial real estate sector through the development, and strategic acquisition, of for-lease prime office buildings and PLCs in the Buenos Aires metropolitan area. Our integrated investment plan provides investors with exposure to both Argentina’s residential and commercial real estate sectors.

•      We have the largest residential development portfolio in Argentina composed of unique and iconic properties under market leading brands.

We are the largest residential real estate developer in terms of total GSA in Argentina and have an unmatched portfolio of properties, in terms of size and quality of projects, in various stages of development, and have a proven track record of successfully managing the entire value chain of real estate development.

As a result of our leading position, we are able to quickly deploy capital in building our portfolio. We currently have 11 large residential projects under development, consisting of 94 buildings and over 596,000 square meters, which are located in the largest and most affluent urban areas of the country that cover 36% of Argentina’s population and 56% of its GDP, as well as in Montevideo, Uruguay. We expect to deliver these projects over the course of the next twelve years at a total investment of Ps.15.1 billion (US$1.03 billion), of which Ps.4.3 billion (US$294.5 million) has been invested as of March 31, 2016. See “Business—Our Business Lines—Residential Projects Under Development” for a discussion of each project’s anticipated completion date, costs incurred to date and budgeted costs. We have also identified several additional sites, that we are in the process of evaluating for development.

Additionally, we believe that our properties stand out for their quality, their unique and iconic design and their ability to define their surroundings. In 2015, TGLT was ranked by Clarín ARQ, a prestigious architectural and construction publication in Argentina, as the best developer in Argentina across all categories (quality, customer service, integrity and, financial strength, among others). In addition to their design, the premium nature and prices or our projects are enhanced by market leading brands, including Forum, Astor and Metra, which help drive demand for our properties and have allowed us to achieve strong operating profits. We believe that our ability to leverage our brand recognition in the residential space, coupled with our development expertise, industry knowledge and established relationships, will provide us with a distinct advantage as we expand in the premium office and logistics real estate markets.

•      Our company has a proven track record of acquiring land at attractive prices and successfully creating value throughout the development process.

Our team has over ten years of experience in identifying premium properties within each of our targeted sub-markets, successfully negotiating acquisitions and closing transactions in time to avoid significant competition. Our land acquisitions in the residential sector over the last ten years are a consistent example of our agility and market knowledge, which we believe we can successfully leverage in our expansion into developing and acquiring office and logistics projects.  We have already identified a pipeline of residential properties, office buildings and PLC opportunities, combining development and acquisitions, in the most in-demand and premium locations.

In addition, we have developed an extended network of relationships with third-party brokers and land and property owners that has allowed us to build a sizeable pipeline of investment opportunities.

•      We have a strong and actionable pipeline of properties for potential acquisition and development and a flexible platform, with an efficient cost structure, to successfully execute on these opportunities

In the residential sector, we have identified five potential land acquisition opportunities and a potential GSA of 146,353 square meters.

In the office business line, we have identified 21 potential land or building acquisition opportunities with a potential GLA of 656,744 square meters with a total potential investment of US$1.8 billion. In the logistics business line, we have identified 11 potential land or building acquisition opportunities with a potential GLA of 1.2 million square meters and a total potential investment of US$1.1 billion. We expect to finance the investments we pursue with up to 40% debt. We believe that we are well prepared and positioned to rapidly deploy capital into some of these pipeline projects to seize an early-mover advantage.

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We have an established and integrated real estate operating platform which allows us to perform all fundamental real estate functions in-house and achieve important synergies. We believe that our integrated platform will facilitate execution of our pipeline.  Additionally, our operating platform has been designed such that, at little incremental cost, it can successfully scale with the number of projects we undertake while allowing us to maintain the level of quality and care demonstrated in existing projects.

The price and other terms of acquisition have not been agreed to with respect to the properties included in the pipeline and none of the pipeline property acquisitions are probable.  There are no rights of first refusal, options or exclusivities signed as of the date of this prospectus, only verbal negotiations and terms sheet discussions.  There can be no assurance that we will complete any of the acquisitions under negotiation or analysis.

•      We are a publicly-listed company with a robust corporate governance structure, backed by leading institutional investors as strategic shareholders, and led by a highly experienced management team with a proven track record.

We became a publicly-listed company in Argentina in November 2010 when we listed our shares on the MERVAL and have been backed by institutional investors since 2007 (including PointArgentum and Bienville since 2015). Our financial discipline, strong corporate governance standards and practices, robust internal controls and market visibility are, among others, the result of our commitments under CNV rules for public companies in Argentina and our relationships with our current and previous institutional investors.

We believe that our corporate governance policies, including our audit committee, a code of ethics and an internal code of conduct, provide us with a competitive advantage in dealing with our customers, suppliers, financial institutions and other service providers in the Argentine real estate sector, and we expect that they will allow us to maximize value for our shareholders.

Additionally, we have a highly qualified team across all key areas of real estate development and operations.  Our senior management team has an average of over 13 years of experience in the industry and, as of March 31, 2016, was supported by approximately 91 employees.  See “Business—Human Resources.” Our founder, CEO and Chairman, Federico Weil, has proven his strong leadership capabilities by successfully operating in a variety of business and economic cycles, including through major national and global financial and real estate crises.  Mr. Weil also has a proven track record in building successful real estate companies, having also founded Adecoagro (NYSE: AGRO).  We believe that Mr. Weil, as well as our management team, will continue to have a long-term commitment to our business.

In addition, we are backed by leading institutional investors including PointArgentum and Bienville.  PointArgentum is an Argentine-focused investment fund managed by PointState Argentum LLC, an affiliate of New York-based SEC-registered investment firm PointState Capital LP. PointState Capital LP managed US$19.7 billion of assets as of June 6, 2016.

Bienville is an Argentine-dedicated investment fund managed by Bienville Capital Management LLC in association with Explorador Capital Management LLC. It is a New York-based, SEC-registered investment firm founded in 2008 that manages approximately US$797 million of assets as of June 6, 2016.

Our Business Strategy

•      Continue consolidating our position as the leading residential real estate developer in Argentina through continued strategic expansion.

We believe that ongoing economic reforms, in particular the expansion of available mortgage credit and the expected resulting increase in demand, will positively impact the residential real estate sector specifically, and provide us with significant opportunities for growth and increased profitability.  We plan to continue our existing strategy in this sector, namely by focusing on premium properties in the mid- to high-income sectors in the metropolitan areas of Buenos Aires and Rosario, Argentina, as well as Montevideo, Uruguay. We aim to focus our land banking efforts in order to take advantage of expected infrastructure improvements and changes in zoning that can create significant value appreciation of the properties we acquire.

Our residential operations rely on presale deposits for the majority of their financing. As of March 31, 2016, advances from clients amounted to Ps.2,529.9 million, representing 76.8% of our residential inventory, which we believe demonstrates our capacity to develop residential properties with relatively low levels of external capital. Additionally, as of December 31, 2015 and December 31, 2014, advances from clients amounted to

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Ps.2,199.8 million and Ps.1,592.6 million, respectively, which represented 70.6% and 67.0%, respectively, of our residential inventories. We expect that our significantly increased capitalization following this offering will reduce our reliance on presale deposits for financing, which we expect in turn will result in increased operating margins due to reduced discounts offered to clients.

Investments in for-lease commercial properties depend to a larger extent on long-term capital (equity or long-term debt) for financing. We also intend to obtain advance lease payments to finance a portion of the initial investment, and we will rely on cash flow from operations to finance maintenance capital expenditures.

•      Become a leader in the Argentine commercial real estate market by creating a portfolio of premium assets.

We plan to position ourselves as a market leader in the offices and logistics business lines, which we believe are likely to benefit from increases in lease rates and occupancy due to market and economic dynamics.  We expect to benefit from an early-mover advantage as we have already identified and started negotiations for a sizable number of opportunities that we have identified in these business lines. Our strategy is to continue to identify, evaluate and invest in opportunities in the for-lease Class A office building and PLC sectors, primarily in the Buenos Aires metropolitan area.  We believe that a strong and sizable portfolio of office and logistics assets will provide us with stable, long-term cash flows, which will help offset the cyclical nature of the residential sector as well as provide additional funding for new developments.

In general, we plan to target the development and opportunistic acquisition of income-producing properties, focusing on areas where supply is constrained and we have identified significant pent-up demand.  We believe that we are well-positioned to capitalize on these opportunities through our well-established networks and relationships.  We intend to pursue these opportunities, either as sole investors or as co-investors, in this case only as long as we preserve the control of the development process, if any, and the management of the properties.  We will also seek to optimize the overall value and performance of our properties by seeking to (i) maintain high retention rates with tenants; (ii) maximize occupancy; (iii) control operating expenses; (iv) maintain our properties to high standards; and (v) prudently invest in our buildings.

•      Continue to develop unique and iconic properties.

We expect to leverage our experience and capabilities to identify attractive development opportunities in order to expand our portfolio of unique and iconic properties.  Additionally, we expect that the projects in our pipeline will, as did our prior projects, stand out for their quality, their unique and iconic design and their ability to define their surroundings, which we believe makes them irreplaceable trophy addresses for our customers.  We expect to take advantage of new, high-quality land that will come onto the market as the City of Buenos Aires makes zoning changes and expands its public transport network.

•      Strengthen and expand our real estate services business.

We intend to increase our services revenues through Sitia, our residential and commercial real estate brokerage subsidiary, and through Houseboard, our community management platform that supports the operation and administration of our projects.  Our services businesses provide an additional source of recurring and independent cash flow, while remaining isolated from our project development risks.  The development of brokerage and building management services represents a further step forward in terms of the integration of our real estate platform, allowing us to improve profitability as we cross-sell between our different lines of business.  We also expect this additional cash flow stream to provide additional cash to fund the development of new projects and grow our business with financial stability.

•      Maintain a sound financial structure by favoring operational leverage.

We plan to continue our conservative approach towards the use of working capital and maintaining leverage levels in line with industry norms.  We will continue to seek to secure the land for our projects by locking up as little capital as possible, using purchase options and seller financing structures, in addition to exchanges of land for finished units in the case of residential projects.

In for-lease commercial properties, we intend to partially finance the acquisition or development of the properties with prudent financial terms, which we expect to include loan-to-value financing of not more than 40% and interest rates below expected initial cap rates.

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Our Corporate Structure and Shareholders

The following diagram illustrates our current shareholders and ownership structure.  Percentages indicate the ownership interest currently held.

Recent Tax Issues

Law No. 26,893, which amended the Income Tax Law, was enacted on September 23, 2013.  This law provides that the distribution of dividends by an Argentine corporation is subject to income tax at a rate of 10.0%, unless such dividends are distributed to Argentine corporate entities.  An equalization tax of 35.0% is applied to dividends paid either to residents or non-residents when the dividends payable in cash or in kind exceed taxable profits accumulated at the end of the tax period preceding the distribution.

In addition, this law establishes that the sale, exchange or other transfer of shares and other securities is subject to a 15.0% capital gains tax for Argentine resident individuals and foreign beneficiaries.  In such cases, the law presumes a 90.0% net income of the Argentine resident individuals and foreign beneficiaries, to which the 15.0% rate must be applied.  Thus, an effective withholding rate of 13.5% of the gross purchase price applies to such transactions.  However, non-resident individuals or foreign legal entities may opt to pay 15.0% on the difference between the gross amount of the transaction less the costs incurred in the country in order to obtain and maintain the income and the deductions allowed by the Income Tax Law.  When shares, quotas, securities or bonds are transferred to a non-Argentine individual or foreign legal entity, the buyer is responsible for the tax.  Capital gains resulting from the sale of publicly traded shares and securities remain exempt.  There is an exemption for Argentine resident individuals if certain requirements are met; however, there is no such exemption for non-Argentine residents.

The income tax treatment of income derived from the sale of ADSs, dividends or exchanges of shares from the ADS facility may not be uniform under the revised Argentine income tax law.  The potentially varying treatment of source income could impact both Argentine resident holders as well as non-Argentine resident holders.  In addition, should a sale of ADSs be deemed to give rise to Argentine source income, as of the date of this prospectus no regulations have been issued regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties.  As of the date of this prospectus, no administrative or judicial rulings have clarified the ambiguity in the law.

As of the date of this prospectus, many aspects of these new taxes remain unclear.  For more information, see “Taxation—Material Argentine Tax Considerations.”

Fees that May be Paid by ADS Investors

The following table summarizes certain fees and expenses in connection with the ADSs:

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

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A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

For more information, see “Description of American Depositary Shares—Fees and Expenses.”

Impact of Devaluation of the Peso on U.S. Investors

After several years of moderate variations in the nominal exchange rate, the Peso has undergone significant devaluation over the last three years. In 2010 and 2011, the devaluation of the Peso with respect to the U.S. dollar was 5% and 8%, respectively. In 2012, the Peso lost approximately 14% of its value with respect to the U.S. dollar. This was followed in 2013 and 2014 by a devaluation of the Peso with respect to the U.S. dollar that exceeded 30%, including a loss of approximately 24% in January 2014. In 2015, the Peso lost approximately 52% of its value with respect to the U.S. dollar, mainly concentrated after December 16, 2015. During the first quarter of 2016, the exchange rate of the Peso with respect to the U.S. dollar rate went from Ps.13.3 to Ps.14.8 per U.S. dollar, an 11% devaluation for the period.

Any further devaluation could have an impact on U.S. investors by decreasing our shareholder equity expressed in U.S. dollars, for instance if net income fails to increase at a pace greater than the rate of devaluation.

Challenges in the Argentine Market

Argentina faces a number of economic, regulatory and political challenges.  After recovering from the 2001-2002 crisis, the pace of growth of Argentina’s economy has diminished, inflation levels have been high and the Peso underwent devaluation in the period from 2003 to 2011.  In 2012, the Argentine economy grew slightly by 0.8% according to Instituto Nacional de Estadística y Censos (National Institute of Statistics and Census, or INDEC), as domestic investment contracted, primarily as a result of a decrease in construction and capital goods imports.  In 2013, the Argentine economy grew by 2.9% according to INDEC.  In 2014, the Argentine economy again grew slightly by 0.5%, according to INDEC.  In addition, according to INDEC, Argentina recorded inflation levels in 2012, 2013, 2014 and the nine-month period ended September 30, 2015 of 10.8%, 10.9%, 23.9% and 10.7%, respectively.  However, private sector estimates in Argentina reported higher levels of inflation than those calculated by INDEC, on average reporting inflation rates in 2012, 2013, 2014 and the nine-month period ended September 30, 2015 of 25.3%, 28.0%, 38.5% and 18.6%, respectively.  In December 2015, after President Macri assumed office, the Macri Administration decided to halt the publishing of macroeconomic information in order to

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review and organize INDEC data to be able to produce more reliable statistics.  See “—Impact of Devaluation of the Peso on U.S. Investors” above for a description of the impact of the devaluation of the Peso.

The economic and financial environment going forward in Argentina is expected to be significantly influenced by the presidential elections held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina.  The Macri Administration is expected to continue to adjust long-standing fiscal and monetary policies that have resulted in recurrent public sector deficits, inflation and pervasive foreign exchange controls and limited foreign investment.  Sustainable economic growth and improved employment in the short and medium term will depend upon the manner in which the above-mentioned issues are addressed and may be adversely affected if these issues are not adequately addressed.

Recent Regulatory Changes in Argentina

Since assuming office on December 10, 2015, the Macri Administration has announced several significant economic and policy reforms, including:

•                  Foreign exchange reforms.  On December 17, 2015, after President Macri assumed office, the Central Bank issued Communication “A” 5850, which lifted many foreign exchange controls.  Currently, there is free access to the Mercado Único y Libre de Cambios, or MULC, the foreign exchange market, to purchase foreign currency without prior authorization from the Central Bank or the Administración Federal de Ingresos Públicos, the Argentine Tax Authority, or AFIP. The aggregate amount of foreign currency that can be purchased is US$2.0 million per month for each resident.  In addition, this Communication: (i) reduced the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC, must be kept in Argentina, from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount; and (ii) eliminated the minimum holding period of 72 business hours for purchases and subsequent sales of the securities.  In addition, the mandatory deposit of 30% of certain funds remitted to Argentina was eliminated, among other changes to the foreign exchange regime.  Moreover, on March 31, 2016, the Central Bank issued Communication “A” 5937, which established new mechanisms that facilitate the acquisition of foreign currencies for the purpose of paying imported goods and no limits are set for the amounts to be acquired.  Nonetheless, all transactions must be authorized by the Central Bank. Additionally, controls for the repatriation of investments of non-resident portfolios were relaxed for investments made in Argentina during their periods of residency. Although these changes in foreign exchange policies tend to allow free access to the MULC, limitations remain. See “Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition” and “Exchange Controls” for further descriptions of these reforms.

•                  Foreign trade reforms.  The Argentine government eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% to 30%.  Further, the 5% export duty on most industrial exports was eliminated.  With respect to payments for imports and services to be performed abroad, the Macri Administration announced the gradual elimination of amount limitations for access to the MULC for any new transactions.  As of the date of this prospectus, the amount limitations for such transactions are expected to gradually decrease and be eliminated in June 2016.

•      Infrastructure state of emergency and reforms.  The Argentine government has also declared a state of emergency with respect to the national electrical system by Decree No. 134/2015, which will be effective until December 31, 2017.  This will allow the Argentine government to take actions designed to guarantee the supply of electricity.  In this context, subsidy policies were reexamined and new electricity tariffs were applied as of February 1, 2016. New tariff increases varied depending on geographical location and consumption levels. In addition, through Resolution No. 31/2016 of the Ministry of Energy and Mining, the Macri administration announced the elimination of certain natural gas subsidies and adjustments to natural gas rates. On June 6, 2016, the Argentine government agreed to ease the increases in gas rates through Resolution 99/2016, which established a maximum increase of 400% on residential consumers and 500% on clubs, hotels, shops and small and medium-sized businesses, effective retroactively as of April 1, 2016.  Also, through Resolution 111/2016, the amount of kilowatts/hour that beneficiaries of the social tariff of certain provincies could consume on a monthly basis without cost was doubled.

•                  Reforms to Antitrust Policies.  On February 16, 2016, the Macri Administration appointed a President of the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia, or CNDC) as part of the changes to be introduced by the Macri Administration in the area of antitrust, including the term renewal of the rest of its members, improving the efficiency of their processes and a comprehensive reform of the law focused on protecting consumers and avoiding market disruptions

•                  Holdout Bondholders.  Since assuming office, the Macri Administration adopted a different negotiation strategy than the one followed by the previous administration to resolve the litigation with holdout sovereign bondholders and bring the country back to the international capital markets.  Pursuant to this new strategy, negotiations with holdout bondholders were resumed in January 2016 and on February 5, 2016, an official proposal of payment was accepted by two of the six biggest creditors. Such proposal included an offer of settlement of all claims with the holders, subject to two conditions: (i) obtaining approval by the Argentine Congress, and (ii) the lifting of the pari passu injunctions. The settlement proposal contemplated two frameworks for settlement. The “standard offer”, which was open to all holdout bondholders, provided for payment equal to 100% of the principal amount of the relevant bonds plus up to 50% of the principal due as interest. The “pari passu offer”, extended to plaintiffs holding pari passu injunctions, provided for payment equal to the full amount of the monetary judgment or the accrued claim value less a specified discount. Any eligible holdout bondholder could accept the terms of the settlement proposal in accordance with the procedures set forth and published by the Ministry of Economy. On February 29, 2016, Argentina reached an agreement with the remaining four largest creditors for a US$4.65 billion cash payment.  The latter amount includes US$4.4 billion for 75% of principal and interest of the New York claims, as well as US$235 million for claims outside that jurisdiction and a portion of the holdout bondholders’ legal fees.  On March 2, 2016, the United States District Court for the Southern District of New York, or the District Court, ruled to lift all injunctions that prevented the country from making payments to creditors of restructured debt upon (i) the repeal of all legislative obstacles to settlement with the holdout bondholders, including the Argentine Lock Law and the Sovereign Payment Law; and (ii) the settlement of all agreements signed with plaintiffs before February 29, 2016.  On April 1, 2016, Argentina enacted Law No 27,249, which repealed the Lock Law and the Sovereign Payment Law, while also ratifying all of the agreements entered into with the holdout bondholders. On April 22, 2016, Argentina paid US$ 6.2 billion to settle all agreements entered into with holdout bondholders as of February 29, 2016. Finally, on the same date, the District Court lifted all the injunctions granted in all cases.  See “Risk Factors—Risks Relating to Argentina—A lack of financing for Argentine companies, whether due to market forces or government regulation may negatively impact our financial condition or cash flows” for more information regarding the current situation.

•      Tax reforms. On May 31, 2016, the Macri administration sent a bill to Congress that provided for a tax amnesty and tax reform. The new tax amnesty aims to pay pensioners and help fund a multi-billion dollar infrastructure program. The amnesty will allow people with undeclared dollars and overseas assets to bring them into the formal system without penalty or the need to explain the source of the funds. The bill also provides that there will be no charge on assets worth up to US$25,000, and a discounted applicable tax of 5% on property and assets worth up to US$80,000. Above that threshold, the applicable tax will be 10% until the end of 2016 and 15% until the end of March 2017, when the amnesty window is scheduled to close. The bill also includes provisions related to the following: (i) Personal Assets Tax: reduction of the tax rate from 0.5% to 0.25%, for the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities related to shareholding; (ii) Capital Gains: The current legislation on income tax states that in the case of resident individuals, the gain on the sale of shares is exempt from tax provided that they are listed on a market regulated by the CNV. The bill proposes to extend the exemption to gains obtained from the sale of the shares listed on foreign regulated markets. Specifically, the initiative would include the sale of American Deposits Receipts (ADRs) and shares, securities and bonds, and other securities traded on stock exchanges or markets from Argentina or abroad.  Thus, the tax treatment on income that resident individuals obtain from the sale of securities listed on any financial market would be treated equally. Dividends: abrogation of the 10% income tax withholding on dividends in respect of both Argentine and non-Argentine resident shareholders; (iii) Minimum Deemed Income Tax: Abrogation of this tax as of January 1, 2019. Currently, the bill is pending discussion in the Argentine Congress.

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for our fiscal year ending December 31, 2015, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.  As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable to public companies in the U.S. These reduced requirements include (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting; and (ii) the ability to include only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for this offering of which this prospectus forms a part.  The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We may take advantage of these reduced disclosure obligations until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, and as a result, such reduced disclosure obligations will cease in 2022.  However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” with at least US$700 million of equity securities held by non-affiliates, our annual gross revenue exceeds US$1.0 billion or we issue more than US$1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings with the Securities and Exchange Commission, or the Commission.  As a result, the information that we provide to our shareholders and holders of the ADSs may be different than the information you might receive from other publicly-listed companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards.  We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other publicly-listed companies that are not emerging growth companies.

Recent Developments

On June 3, 2016, the Company, through its subsidiary MRL, obtained a syndicated loan in the amount of Ps.260 million to finance the construction of the first six buildings of the Las Rías phase of our project Venice (see “Business—Our Business Lines—Residential Real Estate—Residential Projects under Development—Venice”) from Banco Santander Río S.A. and Banco Ciudad de Buenos Aires S.A. The funds will be disbursed based on the progress of construction of the buildings financed, with Ps.27.3 million disbursed on June 3, 2016, upon the execution of the loan. As collateral for the loan, MRL has granted a first degree mortgage on the Venice property for up to Ps. 527.5 million. The loan is divided into two tranches. The first tranche is for up to Ps. 182 million and will finance the construction of five buildings already under construction that we expect to deliver during the second quarter of 2017, and must be repaid in six monthly installments beginning in April 2017 and ending in October 2017. The second trache is for up to Ps. 78 million and will finance the construction of a sixth building we expect to deliver during the third quarter of 2018, and must be repaid by October 2018. The loan will bear a variable interest rate equal to Private BADLAR, a reference rate published by the Central Bank of Argentina, plus a fixed component of 450 bps.

Corporate Information

Our registered and principal executive offices are located at Av. Raúl Scalabrini Ortiz 3333, 1st floor, City of Buenos Aires, C1425DCB Argentina, our general telephone number is +54 11 5252-5050 and our website is http://www.tglt.com.  Our website and information contained on or accessible through our website are not part of this prospectus.  Our agent for service of process in the United States is CT Corporation System.  Our common shares are listed on the MERVAL (symbol “TGLT”) and we have an ADR Level 1 program (ticker “TGLTY”) traded in the U.S. over-the-counter market, which will be merged with the ADSs described herein.

THE OFFERING
Issuer	TGLT S.A.

Shares offered in the global offering

We are offering      common shares of common stock, which may be represented by ADSs, representing  % of our capital stock (assuming no exercise of the international underwriters’ option to purchase additional shares), in the international offering and in the Argentine offering.

ADSs

Each ADS will represent 15 common shares. The ADSs may be evidenced by American Depositary Receipts, or ADRs. The ADSs will be issued from time to time under a deposit agreement among us, The Bank of New York Mellon, as depositary, and the registered and other holders and beneficial owners of ADSs. A separate registration statement on Form F-6 will be filed with respect to the ADSs issuable upon deposit of the common shares.

Listing	We expect the ADSs to trade on the NYSE, under the symbol “TGLT.” Our common shares are listed on the MERVAL under the symbol “TGLT.”

Global offering	The global offering consists of the international offering and the Argentine offering. The closings of the international offering and the Argentine offering are conditioned upon each other.

International offering	ADSs, each representing 15 common shares, are being offered by us through the international underwriters in the United States and in other countries outside Argentina.

Argentine offering	Concurrently with the international offering, common shares are being offered by us through the Argentine placement agent in Argentina.

Offering price range and initial public offering price	We expect that the offering price will be between US$ and US$ per ADS and US$ and US$ per common share.

Share capital before and after global offering

Our share capital consists of shares of common stock. Each common share of our share capital represents the same economic interests. See “Description of Bylaws and Capital Stock.” Immediately after the global offering, we will have common shares.

Use of proceeds

We estimate that we will receive total estimated net proceeds from the offering of approximately US$              million based on an offering price of US$              per ADS, assuming the sale of all shares offered and no exercise of the overallotment option, or approximately US$              million if the underwriters exercise the overallotment option in full, in each case after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, and assuming common shares are sold to our existing shareholders who exercise their preemptive and accretion rights under Argentine law at a price of US$              per common share (based on the exchange rate of Ps.  per US$1.00 reported by the Central Bank on                , 2016).

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We intend to use the net proceeds we receive from this offering as follows:

•             approximately 12% of the net proceeds to fund the development of residential real estate projects;

•             approximately 80% of the net proceeds to fund investments in commercial real estate projects; and

•             approximately 8% of the net proceeds for other general corporate purposes, including employees compensation expenses, rent and the costs and expenses of being a U.S. public company.

See “Use of Proceeds.”

Option to purchase additional shares

We have granted the international underwriters the right for a period of 30 days from the date of this prospectus to purchase in the aggregate up to an additional    common shares, to be represented by ADSs at the initial public offering price paid by investors minus any applicable discounts and commissions pursuant to their option to purchase additional shares. New shareholders will not have preemptive or accretion rights with respect to the common shares offered pursuant to the option to purchase additional shares.

Preemptive rights

At the shareholders’ meeting held on       , 2016, our shareholders approved a capital increase of up to       common shares. At the Board of Directors meeting held on       , 2016, our Board approved the issuance of common shares that we will offer in the global offering, including the common shares that we would offer pursuant to the international underwriters’ option to purchase additional shares. Our existing shareholders have preemptive rights to subscribe for all such common shares in a number sufficient to maintain their proportionate holdings in our total capital stock. In addition, our existing shareholders have accretion rights, which permit them to subscribe for common shares that are not subscribed by other existing shareholders in proportion to the percentage of shares for which subscribing existing shareholders have exercised their preemptive rights. The preferential subscription period will expire on or about , 2016. New shareholders will not have such preemptive and accretion rights in respect of this capital increase (including in respect of shares to be granted in connection with the option to purchase additional shares) but will have such rights in respect of any subsequent capital increase.

Voting rights

All holders of common shares are entitled to one vote per share. Subject to Argentine Law No. 19,550, as amended, or the Argentine Corporate Law, our bylaws and the terms of the deposit agreement, holders of ADSs will be entitled to instruct the depositary how to vote the number of common shares represented by such ADSs. Non-Argentine legal entities that own common shares directly are required to register in Argentina in order to exercise their voting rights. See “Description of Bylaws and Capital Stock” and “Description of American Depositary Shares.”

See “Description of Bylaws and Capital Stock.”

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Dividends

Subject to Argentine law, foreign exchange regulations and the terms of the deposit agreement, owners of the ADSs will be entitled to receive, from the date they become owners, dividends, if any, declared and paid on the common shares represented by such ADSs to the same extent as holders of the common shares. See “Dividends and Dividend Policy,” “Risk Factors—Risks Relating to the ADSs and this Offering—You may not receive distributions on the common shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs,” “Exchange Controls” and “Description of American Depositary Shares.”

We did not pay dividends in 2015 and 2014.

Declaration and payment of dividends, to the extent that funds are legally available, is determined by our shareholders at the annual shareholders’ meeting. It is the responsibility of our board of directors, or board, to make a recommendation to our shareholders with respect to the amount of dividends to be distributed. The board of directors’ recommendation will depend on a number of factors, including, but not limited to, our operating results, cash flow, financial condition, capital position, legal requirements, contractual and regulatory requirements, and investment and acquisition opportunities.

As a general rule, at the annual shareholders’ meeting, the board of directors will propose a vote in favor of the distribution of dividends according to the following general guidelines: (a) residential real estate projects: once a residential real estate project has been completed (i.e., the project has been fully constructed, sold and delivered and all taxes related to that project have been paid), we expect the board of directors to recommend the distribution of at least 60% of the net profit attributable to such project; and (b) commercial real estate projects: every year, we expect the board of directors to recommend the distribution of at least 70% of the net income that is attributable to the rental revenue of commercial real estate projects. These guidelines have been the practice of our board of directors but have not been passed by any resolution of the board or formally approved by our shareholders.

It will be our policy to reinvest the remaining portion of the earnings when there are investment opportunities. However, shareholders are ultimately entitled to overrule the recommendations of the board of directors through the affirmative vote of the absolute majority of the present votes at an ordinary shareholders’ meeting.

For more information, see “Dividends and Dividend Policy.”

Shareholders

The following table summarizes the percentage of our outstanding common shares that will be held by our existing shareholders after giving effect to the offering, assuming the placement of all shares offered, no exercise of the international underwriters’ option to purchase additional shares and the full exercise of the option to purchase additional shares, respectively:

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Option to purchase additional shares is
Shareholders	not exercised	exercised in full
(Percentage of class)
Federico Nicolás Weil
Bienville Argentina Opportunities Master Fund LP
PointArgentum Master Fund LP
IRSA Propiedades Comerciales S.A.
ADS holders
Free-float on MERVAL

Depositary	The Bank of New York Mellon.

Taxation

For a discussion of the material U.S. and Argentine tax considerations relating to an investment in our common shares or the ADSs, see “Taxation—Material Argentine Tax Considerations” and “Taxation—Material United States Federal Income Tax Considerations.”

Lock-up agreements

We, our directors, the relevant shareholders (severally with respect to shares owned by each of them) and the members of senior management listed in “Management and Corporate Governance” have agreed with the international underwriters, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge our shares of capital stock or the ADSs or securities convertible into or exercisable or exchangeable for shares of capital stock or ADSs during the 180-day period following the date of this prospectus without the prior written consent of the representatives. See “Underwriting.”

Risk factors	See “Risk Factors” beginning on page 26 and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in the ADSs.

Mandatory tender offer in the case of a change in control	We are subject to the Argentine mandatory tender offer regime relating to change of control offers.

Under this regime, investors who intend to purchase for consideration, either directly or indirectly, individually or collectively, either in one transaction or in a series of successive transactions within a period of 90 consecutive days, a number of voting shares or other securities or voting rights of TGLT, that directly or indirectly, when combined with such investor’s existing holdings of our securities, may entitle such person to subscribe for or purchase, a significant holding in our voting capital stock or our votes, must launch a mandatory tender offer, or OPA.

There is no obligation to launch an OPA in certain circumstances, including cases where the acquisition of the significant holding does not relate to the acquisition of control over us. The regulations specify whether such investor must launch the OPA with respect to some or all of the outstanding voting shares or other securities which may, directly or indirectly, entitle holders to voting rights, according to the capital stock and voting percentage intended to be obtained. The price per share to be

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offered will be the fair market value of the shares as determined by the bidder, in compliance with certain criteria set forth by the CNV rules (as implemented through Resolution 622/2013, the CNV Rules), which may be challenged by the CNV and any offeree shareholder. See “Description of Bylaws and Capital Stock—Mandatory Acquisition Public Offer.”

Jurisdiction and arbitration

Pursuant to article 46 of Law No. 26,831, companies whose shares are listed on any authorized market, including the MERVAL, such as our common shares, are subject to the jurisdiction of the arbitration court of such authorized market for all matters concerning such companies’ relationship with shareholders and investors, without prejudice to the right of shareholders and investors to submit their claims to the courts of the City of Buenos Aires. For all matters relating to the deposit agreement and the ADSs, we will submit to the jurisdiction of the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan.

Unless otherwise indicated, all information contained in this prospectus assumes:

•                         no exercise of the international underwriters’ option to purchase up to            additional ADSs;

•                                    common shares are sold to our existing shareholders who exercise their preemptive and accretion rights under Argentine law; and

•                         the ADSs to be sold in the global offering will be sold at US$          per ADS, which is the midpoint of the range set forth on the cover page of this prospectus, and the shares to be sold in the global offering will be sold at US$            per share (the per-share equivalent of the ADS price).

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SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus and in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table contains our selected consolidated financial data as of the dates and for the periods indicated. The selected consolidated financial data for the fiscal years ended December 31, 2015 and December 31, 2014 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS. The selected consolidated interim financial data for the three months ended March 31, 2016 and March 31, 2015 have been derived from our unaudited interim consolidated financial statements, which have been prepared in accordance with IFRS. We have prepared the selected consolidated financial information set forth below on the same basis as our audited consolidated financial statements. Our results as of and for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for the entire year 2016 or any other period.

Our consolidated financial statements are prepared and presented in Pesos, which is our presentation currency.  All tables, if not expressly otherwise stated, in this prospectus are therefore in Pesos.  Our historical results are not necessarily indicative of the results that may be expected in the future.

Key figures are translated into U.S. dollars as a service to readers of this prospectus in the US. The U.S. dollar is not our functional currency, which is Pesos. The conversion of currency in the tables below has been made by use of a convenience rate for all figures including those from previous periods.  This rate is the bid-closing rate as per December 31, 2015, which was Ps.12.94 per one U.S. dollar and the bid-closing rate as per March 31, 2016, which was Ps.14.60 per one U.S. dollar, both as published by the National Bank of Argentina.

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Consolidated Statement of Loss and Other Comprehensive Loss Data:

	Year ended December 31,			Three months ended March 31,
	2015	2015	2014	2016	2016	2015
	(in thousands)			(Unaudited, in thousands)
	(US$)	(Ps.)	(Ps.)	(US$)	(Ps.)	(Ps.)

Revenue (1)	64,066	829,008	415,422	12,569	183,502	143,612
Costs (2)	(50,636)	(655,231)	(348,678)	(10,181)	(148,639)	(107,881)
Gross profit	13,430	173,777	66,744	2,388	34,863	35,731

Sales expenses	(5,852)	(75,731)	(46,401)	(1,230)	(17,951)	(10,415)
Administrative expenses	(6,501)	(84,119)	(60,663)	(2,028)	(29,602)	(19,491)
Operating profit	1,077	13,927	(40,321)	(870)	(12,690)	5,825

Other expenses	(30)	(383)	(451)	(8)	(122)	(75)
Financial results:
Exchange difference	(2,649)	(34,282)	(39,195)	(338)	(4,935)	(11,187)
Financial income	3,487	45,117	97,367	259	3,775	12,752
Financial costs	(6,382)	(82,579)	(40,155)	(1,971)	(28,775)	(12,057)
Other income and expenses, net	15	198	8,622	841	12,275	6
Loss for the year before Income Tax	(4,482)	(58,001)	(14,133)	(2,087)	(30,472)	(4,735)

Income Tax	802	10,379	(3,687)	415	6,055	(85)
Loss for the year	(3,680)	(47,623)	(17,820)	(1,672)	(24,417)	(4,820)

Other comprehensive income that will be reclassified in gain or loss
Difference for the conversion of a net investment abroad	(1,609)	(20,824)	(673)	(600)	(8,756)	(606)
Total of other comprehensive loss	(1,609)	(20,824)	(673)	(600)	(8,756)	(606)
Total comprehensive loss for the year	(5,289)	(68,446)	(18,493)	(2,272)	(33,173)	(5,427)

Total comprehensive loss for the year attributable to:
Equity holders of the parent	(3,483)	(45,077)	(18,713)	(1,644)	(24,011)	(5,193)
Non-controlling interests	(197)	(2,546)	893	(28)	(406)	372
Total for the year	(3,680)	(47,623)	(17,820)	(1,672)	(24,417)	(4,820)

Loss per share attributable to equity holders of the parent
Basic	(0.05)	(0.64)	(0.27)	(0.34)	(0.34)	(0.07)
Diluted	(0.05)	(0.64)	(0.27)	(0.34)	(0.34)	(0.07)
Average estimated number of ordinary shares for purposes of earnings per basic share	70,349,485	70,349,485	70,349,485	70,349,485	70,349,485	70,349,485

Loss for the year attributable to:
Equity holders of the parent	(5,092)	(65,900)	(19,386)	(2,244)	(32,767)	(5,799)
Non-controlling interests	(197)	(2,546)	893	(28)	(406)	372
Total for the year	(5,289)	(68,446)	(18,493)	(2,272)	(33,173)	(5,427)

(1)                                 Revenue is recognized upon delivery of units on the basis of the fair value of the consideration charged or to be charged, taking into account the estimated amount of any deduction, bonus, or commercial reduction.

(2)                                 Includes, among others, land, construction costs, fees for professional services such as architectural and engineering services, licenses and salaries paid to our employees that are dedicated to construction activities. In addition, we finance certain of our projects with debt in Pesos and U.S. dollars, the interest expenses and foreign exchange-related expenses (in the case of debt denominated in U.S. dollars) of which are recognized as costs upon delivery of our units.

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Consolidated Balance Sheet Data:

	As of December 31,			As of March 31,
	2015	2015	2014	2016	2016
	(in thousands)			(Unaudited, in thousands)
	(US$)	(Ps.)	(Ps.)	(US$)	(Ps.)
ASSETS
Current assets
Cash and cash equivalents	7,347	95,073	56,369	17,302	252,606
Financial instruments	—	—	4,107	144	2,107
Accounts receivable	2,405	31,119	18,021	1,943	28,374
Other receivables	20,520	265,525	205,277	19,428	283,650
Receivables from related parties	615	7,952	10,636	511	7,462
Inventory	240,849	3,116,584	2,376,299	225,760	3,296,095
Total current assets	271,736	3,516,254	2,670,710	265,088	3,870,294
Non-current assets
Other receivables	64	829	2,091	44	641
Investment property under construction	2,653	34,327	33,982	2,357	34,406
Property, plant and equipment	761	9,849	9,428	712	10,390
Intangible assets	96	1,246	957	82	1,197
Tax assets	26,622	344,494	316,203	26,133	381,532
Goodwill	8,612	111,446	111,446	7,633	111,446
Total non-current assets	38,808	502,191	474,107	36,961	539,612
Total assets	310,544	4,018,444	3,144,817	302,049	4,409,906
LIABILITIES
Current Liabilities
Accounts payable	32,125	415,701	245,294	30,548	446,005
Short-term financial debt	30,297	392,038	291,379	22,755	332,227
Financial instruments	—	—	6,246	—	—
Salaries and social security	1,529	19,789	11,389	1,301	18,989
Tax liabilities	573	7,412	5,855	191	2,785
Other tax burdens	3,012	38,980	10,110	3,263	47,643
Outstanding sums due to related parties	25,809	333,973	285,031	22,903	334,378
Advanced payments from clients	170,003	2,199,841	1,592,640	173,285	2,529,960
Other accounts payable	960	12,428	6,441	1,458	21,288
Total current liabilities	264,308	3,420,164	2,454,385	255,704	3,733,274
Non-current liabilities
Accounts payable	679	8,781	9,566	652	9,512
Long-term financial debt	4,538	58,718	92,918	10,483	153,046
Tax liabilities				277	4,042
Other tax liabilities	241	3,120	104	188	2,741
Other accounts payable	3,628	46,944	36,808	2,416	35,280
Deferred tax liabilities	20,525	265,600	267,476	19,867	290,065
Total non-current liabilities	29,611	383,162	406,872	33,883	494,686
Total liabilities	293,919	3,803,326	2,861,257	289,587	4,227,960

EQUITY
Share capital	5,437	70,349	70,349	4,818	70,349
Premiums of issuance	29,228	378,209	378,209	25,905	378,209
Capital contribution	199	2,571	8,057	176	2,571
Transactions between shareholders	—	—	(5,486)	—	—
Foreign currency translation reserve	(1,667)	(21,574)	(751)	(2,077)	(30,331)
Legal reserve	—	4	4	—	4
Retained earnings	(19,894)	(257,434)	(212,357)	(19,277)	(281,445)
Allocated to the equity owners of the parent	13,302	172,125	238,025	9,545	139,358
Allocated to the non-controlling interests	3,323	42,994	45,535	2,917	42,588
Total equity	16,625	215,119	283,560	12,462	181,946
Total liabilities and equity	310,544	4,018,444	3,144,817	302,049	4,409,906

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Statement of Consolidated Cash Flows Data:

		Year ended December 31,			Three months ended March 31,
		2015	2015	2014	2016	2016	2015
		(in thousands)			(Unaudited, in thousands)
		(US$)	(Ps.)	(Ps.)	(US$)	(Ps.)	(Ps.)
Beginning cash and cash equivalents(1)		4,228	54,707	119,867	6,335	92,489	54,707
Net cash flow provided by (used in) operating activities		(1,698)	(21,976)	(112,162)	8,648	126,258	14,804
Net cash flow provided by (used in) investment activities		(353)	(4,567)	(38,514)	(102)	(1,483)	(359)
Net cash flow provided by (used in) financing activities		4,971	64,325	85,515	2,220	32,410	(2,852)
Ending cash and cash equivalents(1)		7,148	92,489	54,707	17,101	249,674	66,299

(1)                                 Excludes a restricted certificate of deposit in U.S. dollars for Ps.2.6 million (US$0.2 million) and Ps.1.7 million (US$0.2 million) for the fiscal years ended December 31, 2015 and 2014, respectively, and excludes a restricted certificate of deposit in U.S. dollars for Ps.2.9 million (US$0.2 million) and Ps.1.7 million (US$0.2 million) for the three months ended March 31, 2016 and 2015, respectively.  See note 5 (Cash and equivalents) and note 31.8 (Restricted assets) to our audited consolidated financial statements for additional information.

Other Financial Data:

	Year ended December 31,			Three months ended March 31,
	2015	2015	2014	2016	2016		2015
	(US$ thousands)	(Ps. thousands)	(Ps. thousands)	(US$ thousands)	(Ps. thousands)		(Ps. thousands)
Adjusted gross profit(1)	19,045	246,435	86,092	3,366	49,149		47,613
Adjusted operating profit(2)	6,692	86,585	(20,973)	108	1,596		17,707

(1)                                 Adjusted gross profit represents gross profit before the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

(2)                                 Adjusted operating profit represents operating profit before the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

Adjusted gross profit and adjusted operating profit are presented as supplemental information and are not financial measures under IFRS.  We believe that these are useful indicators of our operating performance because they provide an indication of our operating performance, independent of our financing decisions. Additionally, these metrics may allow for the comparison of our results with other companies in the industry that use similar financial measures as well as with other companies whose financing costs are not included in their gross or operating profit. However, adjusted gross profit and adjusted operating profit should not be considered in isolation, as substitutes for gross profit and operating profit determined in accordance with IFRS or as a measure of a company’s profitability.  In addition, our calculation of adjusted gross profit and adjusted operating profit may not be comparable to other companies’ similarly titled measures.  See “Presentation of Financial and Other Information—Non-IFRS Information.”

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The following table presents a reconciliation of our gross profit to adjusted gross profit for the specified years and periods:

	Year ended December 31,			Three months ended March 31,
	2015	2015	2014	2016	2016	2015
	(US$ thousands)	(Ps. thousands)	(Ps. thousands)	(US$ thousands)	(Ps. thousands)	(Ps. thousands)

Gross profit	13,430	173,777	66,744	2,388	34,863	35,731
(+) Capitalized interest(1)	5,615	72,658	19,348	978	14,286	11,882
Adjusted gross profit	19,045	246,435	86,092	3,366	49,149	47,613

(1)                                 The portion of costs representing the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

The following table presents a reconciliation of our operating profit to adjusted operating profit for the specified years and periods:

	Year ended December 31,			Three months ended March 31,
	2015	2015	2014	2016	2016	2015
	(US$ thousands)	(Ps. thousands)	(Ps. thousands)	(US$ thousands)	(Ps. thousands)	(Ps. thousands)

Operating profit	1,077	13,927	(40,321)	(870)	(12,690)	5,825
(+) Capitalized interest(1)	5,615	72,658	19,348	978	14,286	11,882
Adjusted operating profit	6,692	86,585	(20,973)	108	1,596	17,707

(1)                                 The portion of costs representing the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

Operating Data:

The following table presents certain operating data for the specified years which we believe are useful indicators of our operating performance. Our revenues for any period are substantially driven by the number of contracted sales of our units in prior periods. We present the contracted sales of our real estate inventory, including information related to the number of apartments, area sold and average price per sqm sold as indicators of the revenue to be recognized in future periods. We also present information related to the apartments and their area and average price delivered in each period, operating data that is essential to undersanding the revenue recognized in each period. We recognize revenue upon delivery of units on the basis of the fair value of the consideration charged or to be charged, taking into account the estimated amount of any deduction, bonus, or commercial reduction. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Critical Accounting Policies and Estimates—Revenue Recognition” for a discussion of our revenue recognition policy and “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations for the Years Ended December 31, 2015 and December 31, 2014 and for the Three Months ended March 31, 2016 and 2015—Gross Profit—Revenue” for a reconciliation of the area delivered with IFRS revenue.

		Year ended December 31,		Three months ended March 31,
		2015	2014	2016		2015
Contracted sales (Ps. millions)		1,052.4	749.3	589.8		194.6
Apartments sold		314	243	105		66
Area sold (sqm)		25,829	20,800	6,326		5,778
Avg. price per sqm sold (Ps.)		40,744	36,022	93,235		33,688
Apartments delivered		271	257	17		37
Area delivered (sqm)		33,576	32,787	4,484		9,103
Avg. price per sqm delivered (Ps.)		24,690	12,670	40,926		15,776

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RISK FACTORS

You should carefully consider the risks described below, as well as the other information in this prospectus before deciding to purchase any common shares or ADSs.  Our business, results of operations, financial condition or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our common shares or ADSs could decline and you could lose all or part of your investment.  In general, investors take more risk when they invest in the securities of issuers in emerging markets such as Argentina than when they invest in the securities of issuers in the United States and other more developed markets.  The risks described below are those known to us and that we currently believe may materially affect us.

Risks Relating to Argentina

Substantially all of our operations, property and customers are located in Argentina.  As a result, the quality of our assets, our financial condition and the results of our operations are dependent upon the macroeconomic, regulatory, social and political conditions prevailing in Argentina from time to time.  These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation.  As a consequence, our business and operations have been, and could in the future be, affected from time to time to varying degrees by economic and political developments and other material events affecting the Argentine economy, such as inflation; banking crises; price controls; foreign exchange controls; fluctuations in foreign currency exchange rates and interest rates; governmental policies regarding spending and investment; national, provincial or municipal tax increases and other initiatives increasing government involvement with economic activity; civil unrest and local security concerns.  You should make your own investigation into Argentina’s economy and its prevailing conditions before making an investment in us.

During 2001 and 2002, Argentina went through a period of severe political, economic and social crisis.  Among other consequences, the crisis resulted in Argentina defaulting on its foreign debt obligations, introducing emergency measures and numerous changes in economic policies that affected utilities, financial institutions, and many other sectors of the economy.  Argentina also suffered a significant real devaluation of the Peso, which in turn caused numerous Argentine private sector debtors with foreign currency exposure to default on their outstanding debt.  Following that crisis, Argentina substantially increased its real GDP, growing 9.2% in 2005, 8.4% in 2006 and 8.0% in 2007.  During 2008 and 2009, however, the Argentine economy suffered a slowdown attributed to local and external factors, including an extended drought affecting agricultural activities, and the effects of the global financial crisis.  Real GDP growth recovered in 2010 and 2011, with GDP increasing to 9.5% and 8.4%, respectively.  However, GDP growth slowed to 0.8% in 2012 and then grew by 2.9% in 2013.  In 2014, INDEC, which is the only institution in Argentina with the statutory authority to produce official nationwide statistics, reported 0.5% growth in real GDP.  According to figures published by INDEC, real GDP increased by 2.1% in 2015.

Argentina has been addressing inflationary pressures since 2007, evidenced by significantly higher fuel, energy and food prices, among other indicators.  According to inflation data published by INDEC, from 2010 to 2014, the Argentine Consumer Price Index, or CPI, as well as the Wholesale Price Index, or WPI, increased significantly.  See “—If high levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.”

However, since 2007, INDEC has experienced a process of institutional and methodological reforms that have given rise to controversy regarding the reliability of the information that it produces, including inflation, GDP and unemployment data.  Reports published by the International Monetary Fund, or IMF, state that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those published by INDEC since 2007.  The IMF has also censured Argentina for failing to make sufficient progress, as required under the Articles of Agreement of the IMF, in adopting remedial measures to address the quality of official data, including inflation and GDP data.  In February 2014, INDEC released a new inflation index, known as Indice de Precios al Consumidor Nacional Urbano (National Urban Consumer Price Index, or IPCnu) that measures prices on goods across the country and replaces the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires.  Even though the new methodology brought inflation statistics closer to those estimated by private sources, there are still differences between official inflation data and private estimates.

Presidential and congressional elections in Argentina took place on October 25, 2015, and a runoff election between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina.  The Macri Administration assumed office on December 10, 2015.

Since assuming office on December 10, 2015, the Macri Administration has announced several significant economic and policy reforms, including:

•                  Foreign exchange reforms.  On December 17, 2015, after President Macri assumed office, the Central Bank issued Communication “A” 5850, which lifted many foreign exchange controls.  Currently, there is free access to the MULC to purchase foreign currency without prior authorization from the Central Bank or the AFIP. The aggregate amount of foreign currency that can be purchased is US$2.0 million per month for each resident.  In addition, this Communication: (i) reduced the required period that the proceeds of any new financial indebtedness incurred by residents, held by foreign creditors and transferred through the MULC, must be kept in Argentina, from 365 calendar days to 120 calendar days from the date of the transfer of the relevant amount; and (ii) eliminated the minimum holding period of 72 business hours for purchases and subsequent sales of the securities.  In addition, the mandatory deposit of 30% of certain funds remitted to Argentina was eliminated, among other changes to the foreign exchange regime.  Moreover, on March 31, 2016, the Central Bank issued Communication “A” 5937, which established new mechanisms that facilitate the acquisition of foreign currencies for the purpose of paying imported goods and no limits are set for the amounts to be acquired.  Nonetheless, all transactions must be authorized by the Central Bank. Additionally, controls for the repatriation of investments of non-resident portfolios were relaxed for investments made in Argentina during their periods of residency. Although these changes in foreign exchange policies tend to allow free access to the MULC, limitations remain. See “Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition” and “Exchange Controls” for further descriptions of these reforms

•                  Foreign trade reforms.  The Argentine government eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% to 30%.  Further, the 5% export duty on most industrial exports was eliminated.  With respect to payments for imports and services to be performed abroad, the Macri Administration announced the gradual elimination of amount limitations for access to the MULC for any new transactions.  As of the date of this prospectus, the amount limitations for such transactions are expected to gradually decrease and be eliminated in June 2016.

•                  Infrastructure state of emergency and reforms.  The Argentine government has also declared a state of emergency with respect to the national electrical system by Decree No. 134/2015, which will be effective until December 31, 2017.  This will allow the Argentine government to take actions designed to guarantee the supply of electricity. In this context, subsidy policies were reexamined and new electricity tariffs were applied as of February 1, 2016. New tariff increases varied depending on geographical location and consumption levels. In addition, through Resolution No. 31/2016 of the Ministry of Energy and Mining, the Macri administration announced the elimination of certain natural gas subsidies and adjustments to natural gas rates. On June 6, 2016, the Argentine government agreed to ease the increases in gas rates through Resolution 99/2016, which established a maximum increase of 400% on residential consumers and 500% on clubs, hotels, shops and small and medium-sized businesses, effective retroactively as of April 1, 2016.  Also, through Resolution 111/2016, the amount of kilowatts/hour that beneficiaries of the social tariff of certain provincies could consume on a monthly basis without cost was doubled.

•                  Reforms to Antitrust Policies.  On February 16, 2016, the Macri Administration appointed a President of the CNDC as part of the changes to be introduced by the Macri Administration in the area of antitrust, including the term renewal of the rest of its members, improving the efficiency of their processes and a comprehensive reform of the law focused on protecting consumers and avoiding market disruptions.

•                  Holdout Bondholders.  Since assuming office, the Macri Administration adopted a different negotiation strategy than the one followed by the previous administration to resolve the litigation with holdout sovereign bondholders and bring the country back to the international capital markets.  Pursuant to this new strategy, negotiations with holdout bondholders were resumed in January 2016 and on February 5, 2016, an official proposal of payment was accepted by two of the six biggest creditors. Such proposal included an offer of settlement of all claims with the holdout bondholders, subject to two conditions: (i) obtaining approval by the Argentine Congress, and (ii) the lifting of the pari passu injunctions. The settlement proposal contemplated two frameworks for settlement. The “standard offer”, which was open to all holdout bondholders, provided for payment equal to 100% of the principal amount of the relevant bonds plus up to 50% of the principal due as interest. The “pari passu offer”, extended to plaintiffs holding pari passu injunctions, provided for payment equal to the full amount of the monetary judgment or the accrued claim value less a specified discount. Any eligible holdout bondholder could accept the terms of the settlement proposal in accordance with the procedures set forth and published by the Ministry of Economy. On February 29, 2016, Argentina reached an agreement with the remaining four largest creditors for a US$4.65 billion cash payment.  The latter amount includes US$4.4 billion for 75% of principal and interest of the New York claims, as well as US$235 million for claims outside that jurisdiction and a portion of the holdout bondholders’ legal fees.  On March 2, 2016, the District Court ruled to lift all injunctions that prevented the country from making payments to creditors of restructured debt upon (i) the repeal of all legislative obstacles to settlement with the holdout bondholders, including the Argentine Lock Law and the Sovereign Payment Law; and (ii) the settlement of all agreements signed with plaintiffs before February 29, 2016.  On April 1, 2016, Argentina enacted Law No 27,249, which repealed the Lock Law and the Sovereign Payment Law, while also ratifying all the agreements entered into with the holdout bondholders. On April 22, 2016, Argentina paid US$ 6.2 billion to settle all agreements entered into with holdout bondholders as of February 29, 2016. Finally, on the same date, the District Court lifted all the injunctions granted in all cases.  See “Risk Factors—Risks Relating to Argentina—A lack of financing for Argentine companies, whether due to market forces or government regulation, may negatively impact our financial condition or cash flows” for more information regarding the current situation.

•      Tax reforms. On May 31, 2016, the Macri administration sent a bill to Congress that provided for a tax amnesty and tax reform. The new tax amnesty aims to pay pensioners and help fund a multi-billion dollar infrastructure program. The amnesty will allow people with undeclared dollars and overseas assets to bring them into the formal system without penalty or the need to explain the source of the funds. The bill also provides that there will be no charge on assets worth up to US$25,000, and a discounted applicable tax of 5% on property and assets worth up to US$80,000. Above that threshold, the applicable tax will be 10% until the end of 2016 and 15% until the end of March 2017, when the amnesty window is scheduled to close. The bill also includes provisions related to the following: (i) Personal Assets Tax: reduction of the tax rate from 0.5% to 0.25%, for the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities related to shareholding; (ii) Capital Gains: The current legislation on income tax states that in the case of resident individuals, the gain on the sale of shares is exempt from tax provided that they are listed on a market regulated by the CNV. The bill proposes to extend the exemption to gains obtained from the sale of the shares listed on foreign regulated markets. Specifically, the initiative would include the sale of American Deposits Receipts (ADRs) and shares, securities and bonds, and other securities traded on stock exchanges or markets from Argentina or abroad.  Thus, the tax treatment on income that resident individuals obtain from the sale of securities listed on any financial market would be treated equally. Dividends: abrogation of the 10% income tax withholding on dividends in respect of both Argentine and non-Argentine resident shareholders; (iii) Minimum Deemed Income Tax: Abrogation of this tax as of January 1, 2019. Currently, the bill is pending discussion in the Argentine Congress.

As of the date of this prospectus, the impact that these measures and any future measures adopted by the Macri Administration will have on the Argentine economy as a whole and the financial sector in particular cannot be predicted.  We believe that the effect of the planned liberalization of the economy will be positive for our business by stimulating economic activity, but it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and harm or fail to benefit our business.  In addition, there is uncertainty as to which measures announced during the Macri Administration’s presidential campaign will be implemented and when.  In particular, we cannot predict how the Macri Administration will address certain other political and economic issues that were central during the presidential election campaign, such as the financing of public expenditures, public service subsidies and tax reforms, or the impact that any measures relating to these issues that are implemented by the Macri Administration will have on the Argentine economy as a whole.  In addition, political parties opposed to the new administration retained a majority of the seats in the Argentine Congress in the recent elections, which will require the Macri Administration to seek political support from the opposition for its economic proposals and creates further uncertainty regarding the ability of the new administration to pass the measures expected to be adopted.  Political uncertainty in Argentina regarding the economic reforms to be enacted by the Macri Administration could lead to volatility in the market prices of securities of Argentine companies.

Inflation, any decline in GDP and/or other future economic, social and political developments in Argentina over which we have no control, may adversely affect our financial condition or results of operations.

Argentina’s economy has undergone a significant slowdown, and any further decline in Argentina’s rate of economic growth could adversely affect our business, financial condition and results of operations.

After recovering significantly from the 2001-2002 crisis, the pace of growth of Argentina’s economy diminished, suggesting uncertainty as to whether the growth experienced between 2003 and 2011 was sustainable.  Economic growth was initially fueled by a significant devaluation of the Peso, the availability of excess production capacity resulting from a long period of deep recession and high commodity prices.  In spite of the growth following the 2001-2002 crisis, the economy has suffered a sustained erosion of direct investment and capital investment.  The global financial crisis led to a sudden economic decline in Argentina during 2009, accompanied by inflationary pressures, depreciation of the Peso and a drop in consumer and investor confidence.

Economic conditions in Argentina from 2012 to 2015 included increased inflation, continued demand for wage increases, a rising fiscal deficit and limitations on Argentina’s ability to service its restructured debt in accordance with its terms due to its litigation with holdout creditors.  In addition, beginning in the second half of 2011, an increase in local demand for foreign currency caused the Argentine government to strengthen its foreign exchange controls.  During 2013, 2014 and until the Macri Administration took office, foreign exchange restrictions tightened and the government imposed price controls on certain goods and services to control inflation.  The Macri Administration has stated its intention to keep these price controls in effect, although only for necessity products, such as staple foods, certain drinks and the most in-demand cleaning amenities and toiletries.  On February 10, 2016 the government announced how price controls will be maintained, including mechanisms such as an online system of information on prices through which consumers can access and report in real time which supermarkets do not comply with the requirement to provide information, including sanctions for such retailers.  In addition, the government announced the reintroduction of the CNDC, which is responsible for identifying and preventing anticompetitive behavior and cartelization of markets.

A decline in international demand for Argentine products, a lack of stability and competitiveness of the Peso against other currencies, a decline in confidence among consumers and foreign and domestic investors, a higher rate of inflation, an increase in the government’s deficit and future political uncertainties, among other factors, may affect the development of the Argentine economy, which could lead to reduced demand for our properties and services and adversely affect our business, financial condition and results of operations.

If high levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.

Argentina has confronted and continues to confront inflationary pressures. According to inflation data published by INDEC, from 2008 to 2013, the Argentine consumer price index, or CPI, increased 7.2%, 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively, and the WPI increased 8.8%, 10.3%, 14.5%, 12.7%, 13.1% and 14.7%, respectively. In 2014, the Argentine government established a new consumer price index, known as the IPCnu, that more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions. According to INDEC, the IPCnu increased 23.9% in 2014 and increased 10.7% from January 2015 to September 2015. The WPI increased 28.3% in 2014 and increased 11.9% from January 2015 to October 2015. Before the new administration took office, certain private sector analysts believed that the inflation rate was significantly higher than the rate published by INDEC. On January 8, 2016 through Decree No. 55/2016, the Macri Administration declared a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016.  INDEC anounced that its administration since 2006 was irregular and it would be reorganized.  As a result, INDEC will not publish new information until June 15, 2016, the date on which the first official data of the new IPC will be published. During this state of administrative emergency, INDEC has suspended, and will continue to suspend, publication of certain statistical data until a technical and administrative restructuring is performed and it is capable of producing sufficient and reliable statistical information.  There can be no assurance of the potential impact these changes may have on our results of operations and financial condition. According to a price index published by the government of the City of Buenos Aires, inflation in the city was 3.9%, 4.1%, 4.0%, 3.3% and 6.5% in December 2015, January 2016, February 2016, March 2016 and April 2016, respectively. Previously, from December 2014 to November 2015, inflation averaged less than 2.0% per month. Increased rates of inflation in Argentina could increase our costs of operation, and may negatively impact our results of operations and financial condition. There can be no assurance that inflation rates will not increase in the future.

A high inflation rate also affects Argentina’s competitiveness abroad, real salaries, employment, consumption and interest rates.  A high level of uncertainty with regard to these economic variables, and a general lack of stability of prices, could lead to shortened contractual terms and affect the ability to plan and make decisions.  This may have a negative impact on economic activity and on the income of consumers and their purchasing power, all of which could materially and adversely affect our financial position, results of operations and business.

In addition to the above, the accuracy of the measurements of INDEC is in doubt, and both the previous and current actual consumer and wholesale price indices may be significantly higher than those indicated by INDEC.  See “—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.”

While controversy remains as to the reliability of the official data, inflation in Argentina has contributed to a material increase in our costs of operation, particularly labor costs, and has negatively impacted our results of operations and financial condition since 2007.

Inflation rates could escalate in the future, and there is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Argentine government to control inflation may have.  See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

A lack of financing for Argentine companies, whether due to market forces or government regulation, may negatively impact our financial condition or cash flows.

Due to various reasons such as market forces or government regulation, the prospects for Argentine companies accessing the financial markets might be limited in terms of the amount of financing available and the conditions and cost of such financing.

In 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and settled all of its debt with the IMF.  Additionally, in June 2010, Argentina completed the renegotiation of approximately 70% of defaulted bonds that were not swapped in 2005.  As a result of the 2005 and 2010 debt swaps, over 91% of the bond indebtedness on which Argentina defaulted in 2002 has now been restructured.

Certain holdout bondholders did not participate in the restructuring and instead sued Argentina for payment in the District Court.  The holdout bondholders argued that making payments under the restructured bonds issued pursuant to the debt swaps while still in default on the pre-2002 bonds violated the pari passu clause in the original bonds, and sought an injunction to prevent Argentina from making payments on the new bonds without making comparable payments on the original bonds.  The District Court sided with the holdout bondholders, and in late October 2012, the United States Court of Appeals for the Second Circuit, or the Second Circuit, affirmed the District Court’s ruling.  On November 21, 2012, the District Court ordered Argentina to make a deposit of US$1.33 billion for payment to the holdout bondholders.  Argentina appealed to the Second Circuit, which granted Argentina’s request for a stay of the order pending consideration of the appeal.  On March 19, 2013, Argentina submitted a proposed payment plan for holdout bondholders to the Second Circuit.  That proposal was rejected by the holdout bondholders on April 19, 2013.  On August 23, 2013, the Second Circuit affirmed the District Court’s November 21, 2012 order but stayed its decision pending a petition for certiorari to the Supreme Court of the United States, which was denied on June 16, 2014.  On June 18, 2014 the Second Circuit lifted its stay of the order.

Additionally, on September 3, 2013, the District Court granted the holdout bondholders’ requests for discovery from Argentina and certain financial institutions concerning, among other things, Argentina’s assets.  In January 2014, the U.S. Supreme Court agreed to hear the appeal filed by Argentina regarding the extent of discovery permitted concerning its assets, but eventually ruled on June 16, 2014 that the District Court had the authority to allow holders of Argentine debt to seek discovery on all of Argentina’s assets worldwide.  On August 13, 2015, the District Court issued an order stating that Argentina failed to comply with the discovery order as it relates to the assets of Argentina and held that any property of Argentina in the United States except diplomatic or military property is deemed to be used for commercial activity (and is thus not protected by sovereign immunity under the Foreign Sovereign Immunities Act).  On August 31, 2015 the Second Circuit ruled that the Central Bank is not an alter ego of Argentina and therefore declared the funds and assets of the Central Bank non-seizable. On October 5, 2015, the Second Circuit upheld a request for information filed by the holdout bondholders regarding the placement of bonds due 2024 issued domestically, known as Bonar 2024, to the banks J.P. Morgan, Deutsche Bank and BBVA.

On June 23, 2014, Argentina requested that the District Court issue a new stay to allow for a reasonable period of negotiations to settle the dispute with the plaintiffs.  On June 26, 2014, Argentina proceeded to deposit the amount applicable to the payment of service of principal and interest that matured on June 30, 2014 due to holders of restructured bonds under foreign law who had voluntarily agreed to the 2005 and 2010 debt swaps, which was equivalent to US$832 million, of which US$539 million was deposited in accounts of The Bank of New York Mellon, or BONY, as trustee, in the Central Bank of Argentina.  On that same date, the District Court rejected the request for a stay made by Argentina on June 23, 2014.

On June 27, 2014, the District Court ruled that the aforementioned funds should not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdout bondholders.  Argentina has asserted that it has complied with its obligation to the holders of the restructured bonds by making said deposit, and that BONY, as indenture trustee, has the obligation to deliver those funds to their beneficiaries.

Mandated negotiations between Argentina and the holdout bondholders ended on July 30, 2014 without an agreement, thus preventing payment on a portion of Argentina’s sovereign debt, upon which Standard & Poor’s downgraded Argentina’s foreign currency credit rating to “selective default.”  On July 31, 2014 Fitch similarly downgraded Argentina’s foreign currency issuer default rating to “restricted default.”

On September 11, 2014, Argentina promulgated Law No. 26,984 concerning sovereign payment, which provides for various mechanisms to pay 100% of the outstanding creditors under the terms of the 2005 and 2010 debt swaps, authorizing for that purpose, among other things, the Minister of Economy and Public Finance to replace BONY as the indenture trustee with Nación Fideicomisos S.A. and to provide for a voluntary exchange of the outstanding bonds for new bonds that would have identical financial terms but be governed by Argentine law and subject to Argentine jurisdiction.

On September 29, 2014, the District Court declared Argentina in contempt of court but did not impose sanctions on the country.  On October 3, 2014, the District Court judge ordered Argentina to repair its relations with BONY, remove Nación Fideicomisos as indenture trustee for the restructured debt and resolve the situation with the holdout bondholder plaintiffs.  On October 22, 2014, the Second Circuit dismissed Argentina’s appeal with respect to the freezing of the funds deposited with BONY for lack of jurisdiction.

On October 28, 2014, the District Court rejected a motion to attach the funds deposited by Argentina and frozen at BONY.

On May 11, 2015, the plaintiffs that obtained injunctions for Argentina’s alleged breach of the pari passu clause asked the District Court to amend their complaints to include claims alleging that Argentina’s issuance and servicing of its 2024 dollar-denominated bonds, and its external indebtedness in general, would also violate the pari passu clause.

On June 5, 2015, the Second Circuit granted partial summary judgment to a group of “me-too” plaintiffs in 36 separate lawsuits, finding that, consistent with the previous ruling of that court, Argentina violated a pari passu clause in bonds issued to the “me-too” bondholders.  The decision orders Argentina to pay the plaintiffs US$5.4 billion before it can make payments on restructured debt.  On October 30, 2015, the District Court ordered that Argentina specifically perform its payment obligations to the plaintiffs any time it makes, or attempts to make, payments on the bonds.  Argentina appealed the decision on November 10, 2015.

At the request of Citibank, as trustee and agent, on three occasions, the District Court has authorized the payment of U.S. dollar-denominated bonds under Argentine law to the extent that payments have become due, deferring a definitive decision on this question.  However, on March 12, 2015 the District Court judge entered an order in which he finally determined that the Argentine Law Bonds constitute external indebtedness, rank equally (pari passu) with the 1994 Fiscal Agency Agreement bonds and, therefore, are covered by the amended injunction dated November 21, 2012.

After the pari passu injunction became effective, litigation continued regarding Argentina’s efforts to make payments to exchange bondholders.  These payments have been made, but the chain of payments has been interrupted as a consequence of judicial orders, and various exchange bondholders have sought release of such funds through litigation before the District Court and in various jurisdictions.

Though the Macri Administration has adopted a different negotiation strategy than the prior administration of Fernández de Kirchner Administration, as of the date hereof, litigation initiated by the holdout bondholders seeking payments from Argentina continues in the U.S. and in courts in other jurisdictions.

The actions initiated by the holdout bondholders against Argentina could result in attachments or preliminary injunctions of assets belonging to, or alleged to belong to Argentina.

On February 2, 2016, Argentina agreed to pay US$1.35 billion in cash to a group of Italian investors who held its defaulted bonds, marking the first time the country has reached an agreement with holdout creditors who refused to participate in earlier restructurings.  The amount that will be paid under the deal represents 54 percent of the creditors’ claim of US$2.5 billion in principal and interest on notes

Argentina defaulted on in 2001.  They agreed to accept payment of 150% of the US$900 million in face value.

On February 5, 2016, Argentina made an official proposal to the holdout bondholders to pay 75% of the amount awarded by U.S. courts in 2012, bringing the amount of the total payment to US$6.5 billion.  In this offer, the holdouts that benefited from the pari passu ruling were offered a 30 percent haircut on all principal and interest owed, although that discount could have been reduced to 27.5% if they had accepted the offer prior to February 19.  This offer was accepted by two of the biggest creditors who successfully sued Argentina in U.S. courts, but the largest holdout bondholder rejected it.

On February 29, 2016, the Argentine government reached another settlement with the remaining largest holdout bondholder, with Argentina agreeing to pay US$4.4 billion in cash for principal and interest of the New York claims, as well as US$235 million with respect to rulings outside that jurisdiction and certain legal fees and other expenses.

In the following weeks, Argentina reached additional agreements with various institutions and individuals.

On March 2, 2016, the District Court issued an order to vacate all injunctions that prevented Argentina from making payments to the bondholders that participated in the 2005 and 2010 debt swaps upon the occurrence of two conditions: (i) the repeal of all legislative obstacles to settlement with the holdout bondholders, including the Lock Law and the Sovereign Payment Law; and (ii) the settlement of all agreements signed with plaintiffs before February 29, 2016.  It is also noted in the ruling that the agreements signed by Argentina totaled US$6.2 billion dollars, which represents the 85% of the rulings covered by special master Daniel Pollack’s settlement negotiations and that the plaintiffs who have not yet reached an agreement with Argentina can continue negotiating with the country.  This ruling was appealed on March 3, 2016. On April 14, 2016, the Second Circuit upheld the District Court’s order dated March 2, 2016.

On April 1, 2016, Argentina enacted Law No 27,249, which repealed the Lock Law and the Sovereign Payment Law, as well as any other legal obstacles against its purposes, while also ratifying all debt cancellation agreements reached with the holdout bondholders. On April 19, 2016, Argentina issued the following bonds for a total amount of US$16.5 billion: (i) US$2.75 billion three-year bonds with a 6.25 percent interest rate; (ii) US$4.5 billion five-year bonds with a 6.875 percent interest rate; (iii) US$4.5 10-year bonds with a 7.5 percent interest rate for an amount of US$4.5 billion; and (iv) US$2.75 billion 30-year bonds with an 8 percent interest.  On April 22, 2016, Argentina paid US$ 6.2 billion to settle all agreements entered into with holdout bondholders as of February 29, 2016. Finally, on the same date, the District Court lifted all the injunctions granted in all cases.

Nevertheless, negotiations and litigation with the remaining holdout bondholders and other creditors that have not reached settlement agreements with Argentina as of the date hereof are still underway in U.S. courts and other jurisdictions. The consequences of potentially inconsistent rulings from different courts are unclear.

Although Argentina settled all of its outstanding debt with the IMF in 2006 and reached an agreement with the Paris Club in 2014, the default with some of its foreign creditors described above, the global financial crisis that began in the fourth quarter of 2008, the resulting international stock market crash and the insolvency of major financial institutions toward the end of 2008 have generally limited the ability of Argentine companies to access international financial markets as they had in the past or made such access significantly more costly for Argentine issuers.  Between June 2009 and 2011, a greater number of Argentine companies gained access to the international capital markets, albeit on more onerous terms than other competitors in the region, but since 2012, with few exceptions, Argentine companies have had little access to such markets.  See “—Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.”

Argentina’s past default, its past litigation with the remaining holdout bondholders, as well as the economic policy measures adopted in the past by the Argentine government, may continue to prevent Argentine companies like us from accessing the international capital markets and may make the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.  This applies to new issuances as well as refinancings of maturing obligations.  If the Macri Administration’s new policy fails to settle all conflicts with the remaining holdout bondholders and other international creditors, the government may not have sufficient financial resources to foster economic growth and our business could be materially and adversely affected.

Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition.

Fluctuations in the value of the Peso may adversely affect the Argentine economy, our financial condition and results of operations.  Since January 2002, the Peso has fluctuated significantly in value.  The devaluation of the Peso in real terms in 2002 had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt, and also led to very high inflation initially and significantly reduced real wages.  The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt obligations.  If the Peso devalues significantly in real terms, all of the negative effects on the Argentine economy related to such devaluation could also have adverse consequences for our business.  A substantial increase in the value of the Peso against the U.S. dollar also represents risks for the Argentine economy since it may lead to a deterioration of the country’s current account balance and the balance of payments.  After several years of moderate variations in the nominal exchange rate, the Peso lost approximately 14.4% of its value with respect to the U.S. dollar in 2012.  This was followed by a devaluation of the Peso with respect to the U.S. dollar that exceeded 32.5% in 2013 and 31.2% in 2014, including a loss of approximately 24% in January 2014.  In 2015, the Peso lost approximately 52% of its value with respect to the U.S. dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015.  We are unable to predict the future value of the Peso against the U.S. dollar.

In addition, the Kirchner Administration adopted numerous measures to control, directly or indirectly, foreign trade and the foreign exchange market.  From 2011 until President Macri assumed office, the Argentine government adopted increasingly stringent exchange controls, some of which have been eliminated or relaxed by the new administration.

Any new foreign exchange regulations and any modification resulting therefrom of the exchange rate between the Peso and the U.S. dollar may prevent or limit us from offsetting the risk derived from our exposure to the U.S. dollar and, accordingly, we cannot predict the impact of these changes on our financial condition and results of operations.

The implementation of new exchange controls, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system, which may adversely affect the Argentine economy and, as a result, our business.

In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments abroad.  These restrictions, including those requiring the Central Bank’s prior authorization for the transfer of funds abroad to pay principal and interest on debt obligations, were substantially eased through 2007.  In addition to the foreign exchange restrictions applicable to outflows, in June 2005 the Argentine government adopted various rules and regulations that established new restrictive controls on capital inflows into Argentina, including a requirement that, for certain funds remitted into Argentina, an amount equal to 30.0% of the funds must be deposited into an account with a local financial institution as a U.S. dollar-denominated deposit for a one-year period without any accrual of interest, benefit or other use as collateral for any transaction.  However, on December 17, 2015, through a series of public press releases of Argentina’s Central Bank and resolutions of the Federal Public Revenue Administration and the Ministry of Finance, the Argentine government substantially eased exchange restrictions imposed under the previous administration.  See “Exchange Controls” for a more detailed analysis of the current situation.

In addition, from 2011 until President Macri assumed office, the Argentine government increased controls on the sale of foreign currency and the acquisition of foreign assets by local residents, limiting the possibility of transferring funds abroad.  New regulations were issued from 2012 until President Macri assumed office pursuant to which certain foreign exchange transactions required prior approval by Argentine tax authorities.  During the Kirchner Administration, through a combination of foreign exchange and tax regulations, the Argentine authorities significantly curtailed access to the foreign exchange market by individuals and private-sector entities.  Further, during the last few years of the Kirchner Administration, the Central Bank has exercised a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods, by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.

The number of exchange controls introduced in the past, and in particular after 2011, gave rise to an unofficial U.S. dollar trading market, and the Peso/U.S. dollar exchange rate in such market substantially differed from the official Peso/U.S. dollar exchange rate.  See “Exchange Controls.”

Additionally, the level of international reserves deposited with the Central Bank significantly decreased from US$47.4 billion as of November 1, 2011 to US$30.2 billion as of May 31, 2016, resulting in the reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like us.  The Macri Administration recently announced a program intended to increase the level of international reserves deposited in the Central Bank through the execution of certain agreements with several Argentine and foreign entities.  Due to the lifting of much of the foreign exchange controls, the international reserves of the Central Bank stopped decreasing and has been growing at an average daily rate of approximately US$56 million as of May 30, 2016.  Some of the relevant factors explaining such increase are (i) the volume of foreign exchange negotiated daily, which grew at least 50% due to the largest agricultural exports and settlements and fewer controls to imports, among others; (ii) the intervention of the Central Bank in the foreign exchange market decreased significantly, since the floating exchange rate by definition requires very little or no intervention in the market currency under normal conditions; (iii) the repo with international banks for US$5 billion and (iv) the expansion of dollar Letras del Banco Central (Central Bank Bills of Exchange, or Lebacs) for US$888.4 million.

Notwithstanding the measures recently adopted by the new Argentine government, in the future the Argentine government could impose further exchange controls, transfer restrictions, required repatriation through the MULC of proceeds raised through capital markets transactions conducted abroad or restrictions on the movement of capital and/or take other measures in response to capital flight or a significant depreciation of the Peso, which could limit our ability to access the international capital markets.  Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could adversely affect our business and results of operations and the market value of our shares and the ADSs.  In addition, although the transfer of funds abroad by local companies to pay annual dividends only to foreign shareholders based on approved and fully audited financial statements does not require formal approval by the Argentine Central Bank, the recent decrease in availability of U.S. dollars in Argentina has led the Argentine government to impose informal restrictions on certain local companies and individuals for purchasing foreign currency.  These restrictions on foreign currency purchases started in October 2011 and tightened during 2012, 2013, 2014 and in 2015, until the Macri Administration took office.  However, starting on December 17, 2015, these restrictions were substantially eased, as mentioned above.  Informal restrictions may consist of de facto measures restricting local residents and companies from purchasing foreign currency through the MULC to make payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.  For example, local banks may request, even when not expressly required by any regulation, the prior opinion of the Argentine Central Bank before executing any specific foreign exchange transaction.

In addition, the Argentine government or the Central Bank may reinstate certain restrictions on the transfers of funds abroad, impairing our ability to make dividend payments to holders of the ADSs, which may adversely affect the market value of our ADSs.  As of the date of this prospectus, however, the transfer of funds abroad to pay dividends is permitted to the extent such dividend payments are made in connection with audited financial statements approved by our shareholders.

The exchange rate used for financial reporting may not reflect our economic reality.

An official exchange rate existed in Argentina that was lower than the unofficial exchange rate until December 17, 2015, when the Peso was devalued against the U.S. dollar.  The official exchange rate between Pesos and U.S. dollars, which is published by the Argentine Central Bank, was used for converting the amounts reflected in our financial statements contained herein.  As this official exchange rate was lower than the unofficial exchange rate that existed in Argentina, the amounts contained in this prospectus may not accurately reflect our economic reality, which could affect our purchasing power in U.S. dollars and our capacity to meet our obligations denominated in U.S. dollars which, in turn, could have a material adverse effect on the trading prices for our ADSs.

The Argentine economy can be adversely affected by economic developments in other markets and by more general “contagion” effects, which could have a material adverse effect on Argentina’s economic growth.

Financial and securities markets in Argentina are influenced, to varying degrees, by economic and market conditions in other global markets.  The international economy shows contradictory signals of global growth, as well as high financial and exchange rate uncertainty.  Most emerging economies have been affected by the change in the U.S. monetary policy, resulting in the sharp unwinding of speculative asset positions, depreciations and increased volatility in the value of their currencies and higher interest rates.  The general appreciation of the U.S. dollar resulting from a more restrictive U.S. monetary policy contributed to a fall in the international prices of raw materials, increasing the difficulties of emerging countries which are exporters of these products.  There is global uncertainty about the degree of economic recovery in the United States, with no substantial positive signals from other developed countries and an increased risk of a general deceleration in developing countries, specifically China.

Moreover, the recent challenges faced by the European Union to stabilize certain of its member countries’ economies, such as Greece, have had international implications affecting the stability of global financial markets, which has hindered economies worldwide.  At an August 2015 meeting, the Eurozone finance ministers agreed to a third bailout deal for Greece, which required the approval of several countries such as Germany, one of the main creditors of Greece.

Although economic conditions vary from country to country, investors’ perceptions of the events occurring in one country may substantially affect capital flows into other countries.  International investors’ reactions to events occurring in one market sometimes demonstrate a “contagion” effect in which an entire region or class of investments is discredited by international investors.  Argentina could be adversely affected by negative economic or financial developments in other countries, which in turn may have an adverse effect on our financial condition and results of operations.  Lower capital inflows and declining securities prices negatively affect the real economy of a country through higher interest rates or currency volatility.  The Argentine economy was adversely impacted by the political and economic events that occurred in several emerging economies in the 1990s, including those in Mexico in 1994, the collapse of several Asian economies between 1997 and 1998, the economic crisis in Russia in 1998 and the Brazilian devaluation in January 1999.

A significant decline in the economic growth of any of Argentina’s major trading partners, including Brazil, the European Union, China and the United States, could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economic growth.  In 2014, there were declines in exports of 29% with Chile, 19% with China, 14% with Brazil and 6% with the United States, each as compared to 2013.

In addition, Argentina is also affected by the economic conditions of its major trade partners, like Brazil, which started to devaluate its currency in early February 2015.  The Brazilian Real devalued against the U.S. dollar by approximately 47% during 2015, causing the Real to suffer the steepest depreciation in over a decade in its attempt to increase exports; in addition, during September 2015, Standard & Poor’s downgraded Brazil’s credit rating to BB- plus and during October 2015, Fitch Ratings downgraded Brazil’s credit rating to BBB.  Moreover, Argentina may also be affected by other countries that have influence over world economic cycles, such as the United States or China.  In particular, China has recently devalued the Yuan, which has adversely affected companies with substantial exposure to that country.

If interest rates rise significantly in developed economies, including the United States, Argentina and other emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt, which would negatively affect their economic growth.  In addition, if these developing countries, which are also Argentina’s trade partners, fall into a recession, the Argentine economy would be affected by a decrease in exports.  All of these factors would have a negative impact on us, our business, operations, financial condition and prospects.

The effect of global economic conditions on Argentina could cause a reduction in exports and foreign direct investment, and a decline in national tax revenues and the inability to access the international capital markets, which could adversely affect our business and results of operations.

Government measures, as well as pressure from labor unions, could require salary increases or added benefits, all of which could increase companies’ operating costs.

In the past, the Argentine government has passed laws and regulations forcing privately owned companies to maintain certain wage levels and provide added benefits for their employees.  Additionally, both public and private employers have been subject to strong pressure from their workforce or the trade unions representing them to grant salary increases and certain worker benefits.

Labor relations in Argentina, such as labor Law No. 20,744 and Collective Bargaining Law No. 14,250, are governed by specific legislation which, among other things, dictates how salary and other labor negotiations are to be conducted.  Every industrial or commercial activity is regulated by a specific collective bargaining agreement that groups together companies according to industry sectors and by trade unions.  While the process of negotiation is standardized, each association of industrial or commercial activity negotiates the increases of salaries and labor benefits with the relevant trade union.  In construction, salaries are established on an annual basis through negotiations between the associations that represent the construction companies and the construction workers’ trade union.  The National Labor Ministry mediates between the parties and ultimately approves the annual salary increase to be applied in the construction activity.  Parties are bound by the final decision once it is approved by the National Labor Ministry and must observe the established salary increases for all employees that are represented by the construction union and to whom the collective bargaining agreement applies.

In addition, each company is entitled, regardless of union-negotiated mandatory salary increases, to give additional merit based raises to its employees and to use variable compensation schemes.

Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits.  Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases.  In August 2012, the Argentine government established a 25% increase in minimum monthly salary to Ps.2,875, effective as of February 2013.  The Argentine government increased the minimum salary to Ps.3,300, Ps.3,600 and Ps.4,400 in August 2013, January 2014 and September 2014, respectively, and to Ps.5,588 in August 2015.  It further increased the maximum salary in January 2016 to Ps.6,060.  Due to high levels of inflation, employers in both the public and private sectors are experiencing significant pressure from unions and their employees to further increase salaries.  During the first months of 2016, various unions have agreed with employers’ associations on salary increases over 25%, although many unions are still negotiating salary increases around 30%.

In the future, the government could take new measures requiring salary increases or additional benefits for workers, and the labor force and labor unions may pressure for such measures.  Any such increase in wage or worker benefits could result in added costs and affect the results of operations of Argentine companies, including us.

Government intervention in the Argentine economy could adversely affect our results of operations or financial condition.

During recent years, the Kirchner Administration increased its direct intervention in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls.

In 2008, the Kirchner Administration replaced the former private pension system with a public pension system.  As a result, all resources administered by the private pension funds, including significant equity interests in a wide range of listed companies, were transferred to a separate fund (Fondo de Garantía de Sustentabilidad, or the FGS) to be administered by the National Social Security Administration (Administración Nacional de la Seguridad Social, or the ANSES).  The dissolution of the private pension funds and the transfer of their financial assets to the FGS has had important repercussions on the financing of private sector companies.  Debt and equity instruments which previously could be placed with pension fund administrators became entirely subject to the discretion of the ANSES. As the holder of equity interests in privately owned companies it obtained when it absorbed the private pension funds, the ANSES is entitled to designate government representatives to the boards of directors of those entities.  Pursuant to Decree No. 1,278/12, issued by the Executive Branch on July 25, 2012, the ANSES’s representatives must report directly to the Ministry of Economy and are subject to a mandatory information-sharing regime, under which, among other obligations, they must immediately inform the Ministry of Economy of the agenda for each board of directors’ meeting and provide all related documentation.

In April 2012, the Kirchner Administration ordered the removal of directors and senior officers of YPF S.A., or YPF, the country’s largest oil and gas company, which was controlled by the Spanish group Repsol, and submitted a bill to the Argentine Congress to expropriate shares held by Repsol representing 51% of the shares of YPF.  The Argentine Congress approved the bill in May 2012 through the passage of Law No. 26,741, which declared the production, industrialization, transportation and marketing of hydrocarbons to be activities of public interest and fundamental policies of Argentina, and empowered the Argentine government to adopt any measures necessary to achieve self-sufficiency in hydrocarbon supply.  In February 2014, the Argentine government and Repsol announced that they had reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF shares.  Such compensation totaled US$5 billion, payable by delivery of Argentine sovereign bonds with various maturities.  The agreement, which was ratified by Law No. 26,932, settled the claim filed by Repsol with the International Centre for Settlement of Investment Disputes, or ICSID.

Law No. 26,991, or the Supply Law, became effective on September 28, 2014.  The Supply Law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy the basic needs of the population, or Basic Needs Goods, and grants broad delegations of power to its enforcing agency to become involved in such processes.  It also empowers the enforcing agency to order the sale, production, distribution and/or delivery of Basic Needs Goods throughout the country in case of a supply shortage.

In February 2015, the Kirchner Administration sent a bill to Congress in order to revoke certain train concessions, return the national rail network to state control and provide powers to review all concessions currently in force.  The bill was enacted on May 20, 2015 as Law No. 27,132.

On September 23, 2015, Law No 27,181 was passed, providing that no sale of the Argentine government’s shares in Argentine companies may be made without prior approval of two-thirds of the members of the Argentine Congress, with the exception of the Argentine government’s shares in YPF, and also placing the Agencia Nacional de Participaciones Estatales en Empresas (National Agency for Participation in State Owned Enterprises) in charge of implementing any policies and actions related to the exercise by the Argentine government of rights arising out of holding shares in Argentine companies.

Notwithstanding these interventions, it is expected that measures taken by the new president will generate greater stability in the Argentine economy.  For example, the Argentine government eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans by 5% to 30%.  Further, the 5% export duty on most industrial exports was eliminated and the rules establishing maximum rates for domestic air transport of passengers were eliminated by Decree No. 294/2016, in order to offset the effect of a depreciated exchange rate and stimulate the introduction of new airlines in the market, among other reasons.

On May 31, 2016, the Macri administration sent a bill to Congress detailing a “National Program of Historic Reparation for Retirees and Pensioners” which aims, among other purposes, to repay retirees who sued the state over the readjustment of their pensions and to create a “universal old age pension plan” for everyone over 65 years old, even if they have never made contributions or do not qualify for the standard state pension. The new payments would be covered with the funds that the government hopes to obtain with the new tax amnesty and the Sustainability Guarantee Fund of the ANSES.

Previous and new actions taken by the Argentine government concerning the economy, including decisions with respect to interest rates, taxes, price controls, salary increases, provision of additional employee benefits foreign exchange controls and potential changes in the foreign exchange market, have had and could continue to have a material adverse effect on Argentina’s economic growth and in turn affect our financial condition and results of operations.  Moreover, any additional Argentine government policies established to preempt, or in response to, social unrest could adversely and materially affect the economy, and therefore our business.

It is widely reported by private economists that expropriations, price controls, exchange controls and other direct involvement by the Argentine government in the economy have had an adverse impact on the level of investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries.  If the level of government intervention in the economy continues or increases, the Argentine economy and, in turn, our business, results of operations and financial condition could be adversely affected.

High public expenditure could result in long lasting adverse consequences for the Argentine economy.

During the last few years, the Kirchner Administration substantially increased public expenditure.  In 2015, public sector expenditure increased by 38.1% as compared to 2014 and the government reported a primary fiscal deficit of Ps.291.66 billion, equal to 5.4%  of GDP, and in the first quarter of 2016, the primary deficit was Ps.62.4 billion, a 2.7% reduction as compared to the same period in 2015, based on information from the Argentine Ministry of Economy.  During recent years, the Kirchner Administration resorted to the Central Bank and to the ANSES to source part of its funding requirements.

In light of increasingly tight public finances, the Kirchner Administration adopted certain measures to finance its public expenditures, such as tapping the local capital markets to obtain new financing and implementing an expansionary monetary policy.  These policies led to high inflation and, therefore, adversely affected, and could further adversely affect, consumer purchasing power and economic activity.

The Macri Administration has stated a goal of reducing the public deficit to 4.8% of GDP in 2016 and to 3.3% of GDP in 2017 and that such deficit reduction will be gradual, falling at approximately 1.5 % per year to reach an equilibrium level in 2019.

As of the date of this prospectus, though the new administration has started to take specific action to reduce public expenditure and to ensure adequate funding, such as a sharp reduction of the annual growth of the monetary base from 40.7% in December 2015 to 24.1% in May 2016 by issuing Notas del Banco Central (Central Bank Notes, or Nobacs) and Lebacs bonds for Ps.46.0 billion, and the reduction of energy and public transportation subsidies, there is uncertainty as to what effects this and other futures policies could have in the Argentine economy and our business.

A continuing decline in international prices for Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth.

Argentina’s financial recovery from the 2001-2002 crisis occurred in a context of price increases for Argentina’s commodity exports, such as soy.  High commodity prices contributed to the increase in Argentine exports since the third quarter of 2002 and to high government tax revenues from export withholdings.  However, the reliance on the export of certain commodities has caused the Argentine economy to be more vulnerable to fluctuations in commodity prices.  Since the beginning of 2015, international commodity prices for Argentina’s primary commodity exports have declined, which has had an adverse effect on Argentina’s economic growth.

A continuing decline in the international prices for Argentina’s main commodity exports could have a negative impact on the levels of government revenues and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction.  Either of these results would adversely impact Argentina’s economy and, therefore, our business, results of operations and financial condition.

Enforcement of creditors’ rights in Argentina may be limited, costly and lengthy.

In order to protect debtors affected by the economic crisis in 2001-2002, the Argentine government adopted measures in the beginning of 2002 that suspended proceedings to enforce creditors’ rights upon debtor default, including mortgage foreclosures and bankruptcy petitions.

Although such measures have been rescinded, in the future they could be reinstated, or the government could take other measures that limit creditors’ rights.  Any such measures limiting the ability of creditors to bring legal actions to recover unpaid loans, or restricting creditors’ rights generally, could have a material adverse effect on the financial system and on the willingness of financial institutions to provide mortgages and credit in general, which could affect our business, results of operations and financial condition.

Exposure to multiple provincial and municipal legislation and regulations could adversely affect our business or results of operations.

Argentina has a federal system of government with 23 provinces and one autonomous city (Buenos Aires), each of which, under the Argentine national constitution, has full power to enact legislation concerning taxes and other matters.  Likewise, within each province, municipal governments have broad powers to regulate such matters.  Due to the fact that our projects are located in multiple provinces, we are also subject to multiple provincial and municipal legislation and regulations.  Although we have not experienced any material adverse effects from this, future developments in provincial and municipal legislation concerning taxes, provincial regulations or other matters may adversely affect our business or results of operations.

Risks Relating to Our Business

Our performance is subject to risks associated with our properties and with the real estate industry.

Our economic performance and the value of our real estate assets are subject to the risk that our properties may not be able to generate sufficient revenues to meet our operating expenses, including debt service and capital expenditures.  Our cash flow and ability to service our debt and to cover other expenses may be adversely affected.

Events or conditions beyond our control that may adversely affect our operations or the value of our properties include:

•                  downturns in the national, regional and local economic climate;

•                  volatility and decline in discretionary spending;

•                  local real estate market conditions;

•                  decreases in consumption levels;

•                  changes in interest rates and availability of financing;

•                  the exercise by our tenants of their legal right to early termination of their leases;

•                  vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•                  increased operating costs, including insurance expense, salary increases, utilities, real estate taxes, state and local taxes and heightened security costs;

•                  civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•                  significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property;

•                  declines in the financial condition of tenants and our ability to collect rents;

•                  changes in our ability or our tenants’ ability to provide for adequate maintenance and insurance, possibly decreasing the useful life of and revenue from property; and

•                  changes in laws or governmental regulations (such as those governing usage, zoning and real property taxes) or government actions such as expropriation or confiscation.

No assurance can be given that these and other factors will not materially and adversely affect our business, financial condition and results of operations.

Our business plan is predicated on substantially increased demand for commercial and residential property which may not occur.

Our ability to implement our business plan and increase our revenue and operating income depends in part on steady growth in demand for the residential and commercial real estate products we offer.  We expect that such growth will be prompted by the policies implemented by the Macri Administration, but it is possible that these policies will not cause the increased demand that we foresee, including because a robust mortgage market does not develop or because businesses do not choose to expand their operations in Argentina.  Furthermore, until such time as the policies of the Macri Administration related to increasing the availability of mortgage financing are fully implemented and mortgage financing is more widely provided in Argentina, we may face disruptions in our sales volumes while potential customers evaluate the evolving mortgage market.  Additionally, real estate investments are subject to various risks and fluctuations and cycles in demand and value, many of which are beyond our control.  If our real estate assets do not generate sufficient income to meet operating expenses, including debt service, management and property administration fees and capital expenditures, then our financial performance will be materially and adversely affected.  In addition, there are significant expenditures associated with an investment in real estate assets (such as debt payments, real estate taxes and maintenance costs) that generally do not decline when adverse business, economic or other circumstances reduce rental income.  Any decrease in demand, whether as a result of changes in consumer preferences, reduction of purchasing power or slowdown in the regional, national or global economy could result in a reduction in demand for our real estate products and, consequently, adversely affect our financial performance.

We have limited experience in commercial real estate and our past success in residential real estate provides no assurance that we will be successful in commercial real estate.

We plan to expand our existing operations significantly into the commercial real estate sector, in particular in Class A office buildings and PLCs.  However, we have limited experience in operating in these new markets and could face considerable challenges in our expansion into such markets.  Our past success in residential real estate provides no assurance that we will be successful in commercial real estate.

The risks associated with expanding our existing operations into the commercial real estate sector include the following:

•                  our lack of familiarity of business and employment practices and conventions in these new markets;

•                  the cost and difficulty of complying with a wide variety of laws and regulations, including unfamiliar regulatory requirements;

•                  volatility in the commercial real estate market; and

•                  failure of the anticipated market demand for our projects to materialize.

Any of the foregoing risks could harm our expansion efforts and materially and adversely affect our business, financial condition and results of operations.

Property values in Argentina could decline significantly.

Property values are influenced by multiple factors that are beyond our control, such as a decrease in the demand for real estate properties due to a deterioration of macroeconomic conditions or an increase in supply of real estate properties that could adversely affect our current prices.  We cannot assure you that property values will increase or that they will not be reduced.  Most of the properties we own are located in Argentina.  As a result, a reduction in the value of properties in Argentina could materially affect our business.

We may be wrong about the prices at which we expect to sell or lease property.

Cost increases, whether resulting from rising costs of materials, compliance with existing or future regulatory requirements, transportation, services and labor could impact the profit margins we realize on the sale or lease of our projects.  Because of market conditions, timing of pricing decisions, and other factors, there can be no assurance that we will be able to offset any of these increased costs by adjusting the prices of our residential or commercial units or services.  Increases in prices of our products and services may not be sustainable, and could result in lower sales.  A reduction or interruption in the delivery of completed real estate units, whether resulting from more stringent regulatory requirements, suppliers, disruptions in transportation, labor strikes, lockouts, or otherwise, or a significant increase in the price of one or more supplies, could negatively impact our financial results.

An adverse economic environment for real estate companies and the credit crisis may adversely impact our results of operations and business prospects significantly.

The success of our business and profitability of operations are dependent on continued investment in the real estate markets and access to capital and debt financing.  A long-term crisis of confidence in real estate investments and lack of credit for acquisitions may tend to constrain our business growth.  In order to pursue acquisitions, we may need access to equity capital and/or debt financing.  Recent disruptions in the financial markets, including the bankruptcy and restructuring of major financial institutions, may adversely impact the availability and cost of credit in the near future.  Any consideration of sales of existing properties or portfolio interests may be tempered by decreasing property values.  Our ability to make scheduled payments or to refinance our existing debt obligations depends on our operating and financial performance, which in turn is subject to prevailing economic conditions.  If recent disruptions in the financial markets became recurrent, there can be no assurances that government responses to such disruptions will restore investor confidence, stabilize the markets or increase liquidity and the availability of credit.

Demand for our premium properties may not be sufficient.

We have focused on developing projects that cater to affluent individuals.  Demand for premium residential units is influenced by multiple factors that are beyond our control and we cannot assure you that such demand will increase or that it will not be reduced.  In the event such demand decreases significantly, we would be unable to sell these residential units at the expected prices or within the expected time frame, which could have an adverse effect on our financial condition and results of operations.

Our level of debt may adversely affect our operations and our ability to pay our debt as it becomes due.

We had, and expect to have, substantial liquidity and capital resource requirements to finance our business.  As of March 31, 2016, our consolidated financial debt amounted to Ps.485.3 million (including accrued and unpaid interest and deferred financing costs).  We cannot assure you that we will have sufficient cash flows and adequate financial capacity in the future.

The fact that we are leveraged may affect our ability to refinance existing debt or borrow additional funds to finance working capital, acquisitions and capital expenditures, which would require us to allocate a substantial portion of cash flow to repay principal and interest, thereby reducing the amount of money available to invest in operations, including acquisitions and capital expenditures.  Our leverage could also affect our competitiveness and limit our ability to respond to changes in market conditions, changes in the real estate industry and economic downturns.

Certain of our loan agreements and corporate notes contain financial and other covenants and any default under such loan agreements or corporate notes may have a material adverse effect on our financial condition and cash flows.

As of March 31, 2016, we had Ps.485.23 million in total outstanding indebtedness, consisting of Ps.332.23 million in short-term debt and Ps.153.04 million in long-term debt. As of December 31, 2015, we had Ps.450.76 million in total outstanding indebtedness, consisting of Ps.392.04 million in short-term debt and Ps.58.72 million in long-term debt.  Our current financing agreements contain, and our future financing agreements may contain, financial and other covenants and any default under such loan agreements may have a material adverse effect on our financial condition and cash flows.  For instance, we are subject to affirmative and negative covenants that restrict some of our and our subsidiaries’ activities, including (i) restrictions on:

•                  incurring additional indebtedness;

•                  creating liens;

•                  selling encumbered real estate assets;

•                  declaring and paying dividends; and

•                  reducing our capital stock;

and (ii) obligations to:

•                  maintain insurance on certain properties on terms reasonably acceptable to our creditors; and

•                  maintain certain financial ratios, including leverage ratios.

These restrictions may limit our ability to receive cash generated by our investment properties, therefore affecting our flexibility to operate our business, our ability to pursue future business opportunities or implement our property maintenance, expansion and renovation plans.  Failure to comply with any of these covenants, including the maintenance of specified financial ratios, may result in the acceleration of some or all of our financial arrangements, which may adversely affect our business and financial condition.

The loss of certain significant tenants could adversely affect both our operating revenues and the value of our properties.

While we do not currently operate for-lease properties, we expect to do so in the future, in which case, if certain important tenants were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or otherwise terminate or choose not to renew their leases, our business could be adversely affected.  For example, office buildings are often anchored by significant tenants.  A decision by such significant tenants to cease operations at our properties could have a material adverse effect on the revenues and profitability of the affected property and, in turn, on our financial condition and results of operations.  The closing of one or more significant tenants may induce other major tenants at an affected property to terminate their leases, to seek rent relief or otherwise adversely affect occupancy at the property.  In addition, key tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies.  The bankruptcy and/or closure of one or more significant tenants, if we are not able to successfully re-lease the affected space, could have a material adverse effect on both our operating revenues and the underlying value of the properties involved.

Future acquisitions may be unprofitable.

We intend to acquire additional properties on advantageous terms and conditions, meeting the approved investment criteria, but such acquisitions entail the general investment risks associated with any real estate investment, including:

•                  our estimates of the cost of improvements needed to bring acquired properties up to established market standards may prove to be inaccurate;

•                  properties we acquire may fail to achieve, within the projected time frames, the occupancy or rental rates we expected at the time we decided to acquire them, which may result in the properties’ failing to achieve the projected returns;

•                  pre-acquisition evaluations of the physical condition of new investments may not detect certain defects or identify necessary repairs, which could significantly increase total acquisition costs; and

•                  our due diligence investigations of a property or building prior to its acquisition, and any representations received from the seller of such building or property, may fail to reveal various liabilities or contingencies, which could reduce the cash flow from the property or increase the acquisition cost.

In addition, acquisitions of, or investments in, companies may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with current tenants and employees.

We may not be able to acquire or develop the properties in our pipeline or may be delayed in doing so.

Our future success depends on our ability to sustain the growth of our business through the acquisition and development of new properties and the expansion and diversification of our real estate services.  Successful execution of our expansion strategy will require considerable expenditures and investments before any significant associated revenues are generated and is dependent upon a number of factors, including our ability to locate and secure prime locations within our budget, the hiring and training of qualified personnel, the level of existing and future competition, the availability of additional capital, our ability to execute our sales strategy successfully in new markets, and favorable financial market and macroeconomic conditions in Argentina and abroad.  Our principal short to mid-term plan is to develop our projects under development and pipeline projects.  We cannot guarantee that we will be able to identify undeveloped land that meets our investment objectives or succeed in consummating any investment opportunity we identify, or that one or more of the investments we make will generate the expected revenue, income or cash flow.  Even if we do, we cannot guarantee that we will successfully manage increased operating activities and satisfy increased demand.  Revenues obtained from our investments may be less than expected or result in a loss that may adversely affect our business, financial condition and results from operations.

We intend to use a significant portion of the net proceeds from the global offering for the acquisition, construction and development of all or a portion of the projects under development and pipeline projects, depending on business and market conditions.  See “Use of Proceeds.”  We cannot provide any assurance, however, that the use of such proceeds or resources will result in benefits to us.  The information related to our projects under development and our pipeline projects included in this prospectus is based on our current plans and estimates.  This information is intended to provide a general idea of our projects under development and our pipeline projects, and may be subject to changes and modifications based on feedback from our tenants, clients and the market as a whole.  Our ability to complete the development and construction of these projects may be affected by numerous factors, including factors that are beyond our control.  In addition, the development stages of these projects vary.  In some cases, the land has been acquired, all or some of the permits required have been obtained and construction of the project has commenced; but in other cases, although the land (or type of land) has been identified, we have not acquired the land or obtained any of the permits required to develop the project.  We cannot guarantee that we will be able to identify undeveloped land that meets our investment objectives or succeed in consummating any investment opportunity we identify at favorable prices or at all, or that one or more of the investments we make will generate the expected revenue, income or cash flow.  The information presented in this prospectus, particularly the expected commencement of construction, expected opening year and expected required investment, could vary significantly.  Investors should not place undue reliance on our plans and estimates relating to our projects under development and pipeline projects, as they are inherently uncertain.  No assurance can be given that the projects under development and pipeline projects described in this prospectus will be completed as described or at all.  The price and other terms of acquisition have not been agreed to with respect to any of the properties included in the pipeline, there are no rights of first refusal, options or exclusivities signed as of the date of this prospectus and none of the pipeline property acquisitions is probable.

Investments in property development, redevelopment and construction activities may be less profitable than anticipated.

We engage in the development and construction of residential and commercial (office and logistics) real estate assets, frequently through third-party contractors.  Risks associated with our development, re-development and construction activities include the following, among others:

•                  abandonment of development opportunities and renovation proposals;

•                  construction costs of a project may exceed original estimates for reasons including increases in interest rates or in the costs of materials and labor, making a project unprofitable;

•                  occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental rates and a corresponding lower return on our investments;

•                  the unavailability of favorable financing alternatives in the private and public debt markets;

•                  construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs;

•                  impossibility to obtain, or delays in obtaining, necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

•                  significant time lags between the commencement and completion of projects subject us to greater risks due to fluctuations in the general economy;

•                  construction may not be completed on schedule because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods), resulting in increased construction costs and possibly increased debt service expenses; and

•                  we may incur capital expenditures that could result in considerable time-consuming efforts and which may never be completed due to government restrictions.

We may not be able to efficiently integrate acquired properties.

We intend to acquire properties, including large properties that would increase our size and potentially alter our capital structure.  Although we believe that the acquisitions expected to be undertaken will enhance our future financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•                  not enough financing for acquisitions will be available on favorable terms;

•                  acquired properties may fail to perform as expected;

•                  the actual costs of repositioning or redeveloping acquired properties may be higher than estimates; and

•                  acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, absence of business relationships in the area or unfamiliarity with local governmental and permitting procedures.

If we acquire new properties, we may not be able to efficiently integrate such acquired properties, particularly portfolios of properties, into our organization and to manage new properties in a way that allows us to realize cost savings and synergies, which could impair our business, financial condition and results of operations.

Our ability to grow will be limited if we cannot obtain additional capital.

We must maintain liquidity to fund our working capital, service our outstanding indebtedness and finance investment opportunities.  Without sufficient liquidity, we could be forced to curtail our operations or we may not be able to pursue new business opportunities.

Our growth strategy is focused on the development and acquisition of properties.  As a result, we are likely to depend to an important degree on the availability of debt or equity capital, which may or may not be available on favorable terms or at all.  The capital and credit markets have experienced significant volatility in recent years, and we cannot guarantee that additional financing, refinancing or other capital will be available in the amounts desired or on favorable terms.  Our access to debt or equity capital markets depends on a number of factors, including the market’s perception of our growth potential and that of the industry generally, ability to pay dividends, financial condition, credit rating and our current and potential future earnings.

Argentine Lease Regulations impose restrictions that limit our flexibility.

Argentine laws governing leases impose certain restrictions, including the following:

•                  lease agreements may not contain automatic inflation adjustment clauses based on consumer price indexes or wholesale price indexes.  Although we expect to include readjustment clauses in most of our lease agreements, these clauses may not be based on an official index nor reflect the inflation index.  In the event of litigation, these provisions may not be enforceable and therefore it may be impossible for us to adjust the amounts owed to us under our lease agreements;

•                  residential and commercial leases must comply with a mandatory minimum term of two years, except in the case of movable/non-permanent structures, i.e., stands/kiosks, and/or spaces for special exhibitions;

•                  residential lease terms may not exceed twenty years, and commercial leases may not exceed fifty years; and

•                  tenants may rescind commercial and office lease agreements after the initial six-month period.

As a result, we are exposed to the risk of increases of inflation under our leases and the exercise of rescission rights by our tenants, each of which could materially and adversely affect our business.  We cannot assure you that our current and future tenants will not exercise such right, especially if rent values stabilize or decline in the future or if economic conditions deteriorate.

Additionally, the current version of the Civil and Commercial Code, which has been in effect since August 1, 2015, provides that foreign currency payment obligations in certain consumer agreements may be discharged in Pesos, which could diminish the value of our lease contracts denominated in U.S. dollars if the applicable exchange rate does not reflect the actual market value of the Peso.  While some courts have held that parties to an agreement may override this provision, it is not yet clear whether this view will prevail.

Our business is subject to extensive regulation and additional regulations may be imposed in the future.

Our activities are subject to federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of soil, environmental protection and historical sites, consumer protection, antitrust and other requirements, all of which affect our ability to acquire land and buildings, develop and build projects and negotiate with customers.  In addition, companies in our industry are subject to increasing tax rates, the creation of new taxes and changes in the taxation regime.  We are required to obtain licenses and authorizations with different governmental authorities in order to carry out our projects.  Maintaining licenses and authorizations can be costly.  In the case of non-compliance with such laws, regulations, licenses and authorizations, we may face fines, project shutdowns, cancellation of licenses and revocation of authorizations.

In addition, public authorities may issue new and stricter standards, or enforce or construe existing laws and regulations in a more restrictive manner, which may force us to make expenditures to comply with such new rules.  Development activities are also subject to risks relating to potential delays in obtaining or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other required governmental permits and authorizations.  Any such delays or failures to obtain such government approvals may have an adverse effect on our business.

In the past, the Argentine government imposed strict and burdensome regulations regarding leases in response to housing shortages, high rates of inflation and difficulties in accessing credit.  Such regulations limited or prohibited increases on rental prices and prohibited eviction of tenants, even for failure to pay rent.  We expect our leases to provide that the tenants pay all costs and taxes related to their respective leased areas.  In the event of a significant increase in the amount of such costs and taxes, the Argentine government may respond to political pressure to intervene by regulating this practice, thereby negatively affecting our rental income.  We cannot assure you that the Argentine government will not impose similar or other regulations in the future.  Changes in existing laws or the enactment of new laws governing the ownership, operation or leasing of properties in Argentina could negatively affect the Argentine real estate market and the rental market and materially and adversely affect our operations and profitability.

As real estate developers, we are responsible for the quality of our work and the work of our contractors (i) generally for a period of ten years from delivery of properties to customers, and (ii) in the case of hidden defects, for a period of three months from the date the customer discovers the hidden defect.  We have not established reserves against such contingent liabilities.

UnderArgentine law, we are generally responsible for construction defects in the properties we develop for a period of ten years after delivery of such properties to our customers.  The new Civil and Commercial Code, which has been in effect since August 1, 2015, expressly extended the liability for latent defects to real estate developers for a period of three years after a customer takes possession. Under the old code, only builders, technical project managers and designers were generally liable for such defects. In addition, in the case of latent defects we can be held responsible for three months after the date the customer discovers such defects.  We have not quantified the potential cost of these obligations and have not established reserves in our balance sheets in connection with them.  If we are required to correct any defect in projects that have already been completed and delivered, this could have a material impact on our costs and therefore would have a material adverse effect on our financial condition and results of operation.

We rely on third-party contractors, which subjects us to risks that are beyond our control.

Substantially all of our project construction and related work is outsourced to third-party contractors.  We are exposed to risks that the performance of our contractors may not meet our standards or specifications or that a downturn in our contractors’ business and resulting weakened financial condition may adversely affect their performance or timely delivery.  Negligence or poor quality by any contractor may result in defects in real property, which may in turn cause us to suffer financial losses, harm our reputation or expose us to third-party claims.  We work with multiple contractors on different projects and we cannot guarantee that we can effectively monitor their work at all times.  Although our construction and other contracts contain provisions designed to protect us, we may be unable to successfully enforce these rights and, even if we are able to successfully enforce these rights, the third-party contractor may not have sufficient financial resources to compensate us.  Moreover, the contractors may undertake projects from other property developers, engage in risky undertakings or encounter financial or other difficulties, such as supply shortages, labor disputes or work accidents, which may affect their performance, cause delays in the completion of our projects or increase our costs.

In addition, we may face contractors’ claims for the enforcement of labor laws in Argentina (sections 30, 31 and 32 under Law No. 20,744) which provide for joint and several liability.  Many companies in Argentina hire personnel from third-party contractors to provide certain services.  However, in recent years several courts have denied the existence of independence in this type of labor relationship and have declared joint and several liability for both companies.  To mitigate these contingencies, companies used to sign indemnity agreements to protect against labor claims by employees of those third-party contractors for which they may be held liable.  However, there are difficulties enforcing these types of indemnity agreements, especially when the contractor is insolvent.

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, we are nevertheless subject to risks associated with the construction of properties, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs, may exceed original estimates, possibly making the associated investment unprofitable.  Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

Eviction proceedings in Argentina are difficult and time-consuming.

Although Argentine law permits a summary proceeding to collect unpaid rent and a special proceeding to evict tenants, eviction proceedings in Argentina are difficult and time-consuming.  Historically, the heavy caseloads of the courts and the numerous procedural steps required have generally delayed landlords’ efforts to evict tenants.  Eviction proceedings generally take between six months and two years from the date of filing of the suit to the time of actual eviction.

Argentine laws governing leases impose certain restrictions.  See “—Argentine Lease Regulations impose restrictions that limit our flexibility.”  We expect to attempt to negotiate the termination of lease agreements with defaulting tenants after the first few months of non-payment in order to avoid legal proceedings.  Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past.  Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material adverse effect on our financial condition and results of operation.

We are subject to risks inherent to the operation of office buildings that may affect our profitability.

Office buildings are subject to various factors that affect their development, administration and profitability, including:

•                  a decrease in demand for office space;

•                  a deterioration in the financial condition of our tenants may result in defaults under leases due to bankruptcy, lack of liquidity or for other reasons;

•                  difficulties or delays renewing leases or re-leasing space;

•                  decreases in rents as a result of oversupply, particularly of newer buildings;

•                  competition from developers, owners and operators of office properties and other commercial real estate, including the sublease of space available from our tenants; and

•                  maintenance, repair and renovation costs incurred to maintain the competitiveness of our office buildings.

Our dependence on rental income may adversely affect our ability to meet our debt obligations.

A substantial portion of our income is expected to be derived from rental income from real property.  As a result, our performance will depend on our ability to collect rent from tenants.  Our income and funds for distribution would be negatively affected if a significant number of tenants, or any of the major tenants:

•                  delay lease commencements;

•                  decline to extend or renew leases upon expiration;

•                  fail to make rental payments when due; or

•                  close offices or declare bankruptcy.

Any of these actions could result in the termination of the tenant’s leases and the loss of rental income attributable to the terminated leases.  In addition, we cannot be sure that any tenant whose lease expires will renew that lease or that we will be able to re-lease space on economically advantageous terms.

The loss of rental revenues from a number of our tenants and our inability to replace such tenants may adversely affect our business, financial condition and results of operations.

Some potential losses may not be covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

We carry insurance policies in order to cover potential risks such as civil liability, fire, loss profit, floods, including extended coverage and losses from leases on all of our properties.  Although we believe the policy specifications and insured limits of these policies are generally customary, there are certain types of losses, such as lease and other contract claims, terrorism and acts of war that generally are not insured under the insurance policies offered in the Argentine national market.  Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital invested in a property, as well as the anticipated future revenue from the property.  In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.  We cannot assure you that material losses in excess of insurance proceeds will not occur in the future.  If any of our properties were to experience a catastrophic loss, it could seriously disrupt the operations, delay revenue and result in large expenses to repair or rebuild the property.  Moreover, we do not purchase life or disability insurance for any of our key employees.  If any of our key employees were to die or become incapacitated, we could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on our financial condition and results of operations.

In addition, there can be no assurance that we will be able to renew our insurance coverage in an adequate amount or at reasonable prices.  Insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and mold, or, if offered, these types of insurance may be prohibitively expensive.

An uninsured loss or a loss that exceeds policies on our properties could subject us to lost capital or revenue on those properties.

Under the terms and conditions of the leases currently in force on our properties, tenants are required to indemnify and hold us harmless from liabilities resulting from injury to persons, or property, on or off the premises, due to activities conducted on the properties, except for claims arising from our negligence or intentional misconduct or that of our agents.

Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies.  We cannot assure the holders that the tenants will properly maintain their insurance policies or have the ability to pay the deductibles.

Should a loss occur that is uninsured or in an amount exceeding the combined aggregate limits for the policies noted above, or in the event of a loss that is subject to a substantial deductible under an insurance policy, we could lose all or part of our capital invested in, and anticipated revenue from, one or more of the properties, which could have a material adverse effect on our operating results and financial condition.

Acquired properties may subject us and our subsidiaries to unknown liabilities.

Properties that we or our subsidiaries acquire may be subject to unknown liabilities, and we would have no recourse, or only limited recourse, to the former owners of the properties.  As a result, if a liability were asserted against us based upon our ownership (or one of our subsidiaries’ ownership) of an acquired property, we may be required to pay significant sums to settle such claim, which could adversely affect our financial results and cash flows.  Unknown liabilities relating to acquired properties could include:

•                  liabilities for clean-up of undisclosed environmental contamination;

•                  legal reforms and governmental regulations (such as those governing usage, zoning and real property taxes); and

•                  liabilities incurred in the ordinary course of business.

Our risk management approach involves numerous judgments and qualitative assessments.

We intend to apply a risk management approach that we believe is appropriate for us.  The application of any risk management approach involves numerous judgments and qualitative assessments.  No risk management system is fail-safe, and no assurance can be given that our risk control framework will achieve its objectives.  From time to time we may modify or change our risk management system and procedures without notice to holders of our shares.

The success of our business depends on the availability of land suitable for development at favorable prices and increases in land prices may increase the cost of sales, limiting our revenues.

The success of our business depends largely on the availability of appropriate land for the construction and development at favorable prices.  We may have difficulties in identifying attractive opportunities or we may not be able to make the investments we want on economically favorable terms.  The price of land for real estate development has been and is expected to continue to be one of the most important components of our business.  The availability of land at favorable prices depends on a number of factors beyond our control, and we may not be able to acquire such land in the future if land prices are such that the developer’s earnings are reduced significantly.  In this case, revenue and earnings would be reduced (by not launching new projects) and profitability would decrease which would cause a material adverse effect to our business and results of operations.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of our portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit our ability to vary our portfolio in response to changes in the economy or other conditions.  In addition, significant expenditures associated with each investment, such as real estate taxes and maintenance costs, are generally not reduced when circumstances cause a decrease in income from an investment.  If income from a property declines and the related expenses do not decline, our business would be adversely affected.  Further, if it becomes necessary or desirable for us to dispose of one or more of our properties, we may not be able to obtain a release of the liens related to such property without payment of the associated debt.  Our inability to sell a property could adversely affect our business.

Certain government authorizations related to the land that we own or may purchase in the future are required, or may be required, for the development of our projects and we may be unable to obtain, or may face delays in obtaining, the necessary permits and other authorizations.

We require, or may require, certain government authorizations for the plots of land that we currently own or may purchase in the future, in order to develop our projects.  In addition, we may require additional land use, building, occupancy and other required governmental permits and authorizations for these properties.  We cannot assure you that we will continue to be successful in our attempts to obtain all necessary permits and authorizations, or that permit requests will not be unreasonably delayed or rejected.  Moreover, we may be affected by building moratorium and anti-growth legislation.  If we are unable to obtain all of the governmental permits and authorizations we need to develop our present and future projects as planned, we may be forced to make unwanted modifications to such projects or abandon them altogether.

The development of our projects could be delayed due to conflicts with the communities that surround them.

Our projects are large and have an impact in the neighborhoods and communities that surround them. For this reason, their development may attract the interest of community groups or associations that may intend to modify, delay or cancel them. For example, in 2011, the commencement of construction of our Astor Palermo project was delayed for 11 months due to an injunction granted in favor of the Asociación Amigos Alto Palermo (see “Business—Legal Proceedings—Astor Palermo Project / Preliminary Injuction”).  In 2012, construction was suspended at our Astor Caballito Project due to an injunction granted in favor of two neighborhood associations.  As of the date of this prospectus, construction at this project has not yet resumed (see “Business—Legal Proceedings—Astor Caballito Project / Preliminary Injuction”). This may trigger claims from our clients based on delays in the delivery of the units as well as from the counterparties to our barter agreements to whom we are required to deliver certain units in consideration for the land. We cannot assure you that we will not face similar delays or stoppages in current or future projects and such delays or stoppages may have a material adverse effect on our earnings and financial condition.

We are subject to great competitive pressure, including competition from large international real estate developers.

Our real estate activities are highly concentrated in the Buenos Aires metropolitan area, where the real estate market is highly competitive due to a scarcity of properties in sought-after locations and the increasing number of local and international competitors.  In addition, the Argentine real estate industry is generally highly competitive and fragmented and does not have high barriers to entry restricting new competitors from entering the market.  The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers.  A number of residential and commercial developers and real estate services companies compete with us in seeking land for acquisition, financial resources for development and prospective purchasers and tenants.  Other companies, including joint ventures of foreign and local companies, have become increasingly active in the real estate business and shopping center business in Argentina, further increasing this competition.  To the extent that one or more of our competitors are able to acquire and develop desirable properties, as a result of greater financial resources or otherwise, our business could be materially and adversely affected.  If we are not able to respond to such pressures as promptly as our competitors, or the level of competition increases, our financial condition and results of our operations could be adversely affected.

Our assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on our financial condition.

For the fiscal year ended December 31, 2015 and the three months ended March 31, 2016, a majority of our sales from leases and services were derived from properties located in the City of Buenos Aires and the Buenos Aires metropolitan area.  Although we own properties and may acquire or develop additional properties outside of the City of Buenos Aires and the Buenos Aires metropolitan area, we expect to continue to depend to a very large extent on economic conditions affecting those areas and therefore, an economic downturn in those areas could have a material adverse effect on our financial condition and results of operations.

Property ownership through joint ventures or minority participation may limit our ability to act exclusively in our interest.

We develop and acquire properties through joint ventures with other persons or entities when we believe circumstances warrant the use of such structures.  For example, we currently own 49.999% of Marina Río Luján, while another 49.999% is owned by Mr. Marcelo Gómez Prieto.

If a dispute arises with one or more of our joint venture partners, it may affect our ability to operate a jointly-owned property.  Moreover, our joint venture partners may, at any time, have business, economic or other objectives that are inconsistent with our objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property.  For example, the approval of certain of the other investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties.  In some instances, our joint venture partners may have competing interests in our markets that could create conflicts of interest.  If the objectives of our joint venture partners are inconsistent with our own objectives, we will not be able to act exclusively in our interests.

If one or more of the investors in any of our jointly owned properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, there could be an adverse effect on the relevant property or properties and in turn, on our financial performance.  Should a joint venture partner declare bankruptcy, we could be liable for our partner’s share of joint venture liabilities.

The resignation, termination, permanent incapacity or death of our CEO could adversely affect our business, results of operations, financial condition and prospects.

Due to Mr. Weil’s unique experience and leadership capabilities, it would be difficult to find a suitable successor for him if he were to cease serving as our CEO and Chairman for any reason.  A delay in finding a suitable successor could adversely affect our business, results of operations, financial condition and prospects.

We are dependent on our board of directors.

Our success, to a significant extent, depends on the continued employment of certain members of our board of directors and senior management, who have significant expertise and knowledge of our business and industry.  The loss or interruption in their services for any reason could have a material adverse effect on our business and results of operations.  Our future success also depends in part upon our ability to attract and retain other highly qualified personnel.  We cannot assure you that we will be successful in hiring or retaining qualified personnel, or that any of our personnel will remain employed by us.

We may face potential conflicts of interest relating to our principal shareholders.

Our largest beneficial owners are Mr. Federico Weil, Bienville, PointArgentum and IRSA Propiedades Comerciales S.A., which we refer to as IRSA.  See “Major Shareholders.”  Conflicts of interest between our management, such shareholders and our affiliates may impact the performance of our business activities.  We cannot assure you that our principal shareholders and their affiliates will not seek to limit or cause us to forego business opportunities that we or our affiliates would otherwise pursue or that the pursuit of other opportunities will be in our interest.

We currently intend to pay dividends on the common shares and make distributions of earnings to holders of the common shares in certain limited circumstances.

We currently intend to pay dividends and make distributions only in certain limited circumstances.  In respect of residential real estate projects, once a project has been completed, i.e., the project has been fully constructed, sold and delivered and all taxes related to that project have been paid, we expect our board to recommend the distribution of at least 60% of the net profit attributable to such project.  With respect to commercial real estate projects, we expect our board to recommend the distribution of at least 70% of the net income that is attributable to the rental revenue of commercial real estate projects every year.  We expect our board to recommend reinvesting the remaining portion of the earnings when there are investment opportunities.  The board of directors may also decide to pay anticipated dividends.  We may also decide not to pay dividends or make distributions as described above, or at all.  The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by our indebtedness, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.  This policy may have a material adverse effect on the value of your common shares.  See “Dividends and Dividend Policy.”

The tax consequences of an investment in us are subject to certain risks and will not be the same for all taxpayers.

The tax consequences of an investment in us are subject to certain risks.  Each potential investor should carefully consider the tax effects of his, her or its own investment in us, as the tax consequences of an investment in us can be complex and certain of them will not be the same for all taxpayers.  In view of the complexity of the tax aspects of investing in us, and that the tax situation of each investor will differ, each prospective investor should consult his, her or its own tax advisor with specific reference to his, her or its own tax situation prior to making an investment in us.

Risks Relating to the ADSs and this Offering

You may not be able to sell your ADSs at the time or the price you desire because an active or liquid market may not develop.

Prior to this offering, there has only been a limited market for the ADSs.  We have applied to list the ADSs on the NYSE.  Any markets that may develop for our common shares or for the ADSs may not have liquidity and the price at which the common shares or the ADSs may be sold is uncertain.

If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

We may issue additional shares of our common stock for financing future acquisitions or new projects or for other general corporate purposes.  Any such issuance could result in a dilution of your ownership stake and/or the perception of any such issuances could have an adverse impact on the market price of the ADSs.

We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

There may be less publicly available information about the issuers of securities listed on the MERVAL than is regularly published by or about domestic issuers of listed securities in the United States and certain other countries.

We are exempt from the rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Investors may not be able to effect service of process within the United States, and enforcement of judgments against us and our respective directors and executive officers may be difficult.

We are a publicly held stock corporation (sociedad anónima) organized under the laws of Argentina.  Most of our directors, senior managers and assets are located in Argentina.  As a result, it may not be possible for investors to effect service of process within the United States (and generally outside Argentina) upon us or our directors and senior management, or to enforce against us or them judgments obtained in United States (or other non-Argentine) courts predicated upon the civil liability provisions of the United States federal securities laws or the federal securities laws of countries other than Argentina.  There is no certainty that Argentine courts will enforce, to the same extent and in as timely a manner as a U.S. or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

You may not receive distributions on the common shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on the common shares or other deposited securities after deducting its fees and expenses.  You will receive these distributions in proportion to the number of the common shares your ADSs represent.  However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs.  We have no obligation to take any other action to permit the distribution of the ADSs, common shares, rights or anything else to holders of the ADSs.  This means that you may not receive the distributions we make on the common shares or any value from them if it is unlawful or impractical to make them available to you.  These restrictions may have a material adverse effect on the value of your ADSs.

Changes in the Argentine tax laws may adversely affect the results of our operations and the tax treatment of our common shares and/or the ADSs.

On September 23, 2013, Law No. 26,893 was enacted, which amended the Income Tax Law.  Under the amendments, the distribution of dividends by an Argentine corporation is subject to income tax at a rate of 10.0%, unless such dividends are distributed to Argentine corporate entities.

In addition, the amended law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gains tax rate of 15.0% for Argentine resident individuals and foreign beneficiaries.  There is an exemption for Argentine resident individuals if certain requirements are met, but there is no such exemption for non-Argentine residents.  However, listed securities (i.e., those traded on a stock exchange or publicly traded according to Decree No. 2334/2013) may be exempt, if the requirements provided by decree are fulfilled.

The income tax treatment of income derived from the sale of ADSs, dividends or exchanges of shares from the ADS facility may not be uniform under the revised Argentine income tax law.  The possibly varying treatment of Argentine-source income could impact both Argentine resident holders as well as non-Argentine resident holders.  In addition, should a sale of ADSs be deemed to give rise to Argentine-source income, no regulations have been issued as of the date of this prospectus regarding the mechanism for paying the Argentine capital gains tax when the sale exclusively involves non-Argentine parties, and no administrative or judicial rulings have clarified this ambiguity in the law.

As of the date of this prospectus, many aspects of these new taxes remain unclear.

Therefore, holders of our common shares or the ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences of owning our ADSs.  See “Dividends and Dividend Policy” and “Taxation—Material Argentine Tax Considerations.”

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the common shares underlying the ADSs.

Since the beginning of December 2001 until President Macri assumed office, the Argentine government implemented monetary and foreign exchange control measures that included restrictions on the withdrawal of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank, some of which are still in effect.

Argentine companies no longer need prior Central Bank approval to transfer funds abroad in order to pay annual dividends to foreign shareholders or to a depositary for the benefit of ADS holders, assuming such distributions are based on approved audited financial statements.  Other exchange controls, however, could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of common shares from Pesos into U.S. dollars and the remittance of U.S. dollars abroad.  In particular, with respect to the proceeds of any sale of common shares underlying the ADSs, as of the date of this prospectus, the conversion from Pesos into U.S. dollars and the remittance of such U.S. dollars abroad is subject to a monthly cap of US$0.5 million applicable to the depositary or the holder, as the case may be, seeking such conversion and remittance abroad.  Transfers in excess of such monthly threshold are subject to prior Central Bank approval.  Transfers abroad in which (i) the funds were transferred into Argentina through the MULC less than 365 days prior to the intended repatriation date; and (ii) the foreign beneficiary is either a natural or legal person residing in or incorporated and established in jurisdictions, territories or associated states that are not considered “cooperators for the purposes of fiscal transparency” are also subject to prior Central Bank approval.  The United States is deemed a cooperator by the AFIP for the purposes of fiscal transparency.

Additionally, during the last few years the Central Bank has been exercising a de facto prior approval power for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans and the import of goods.  The Central Bank has done so by means of regulating the amount of foreign currency available to financial institutions to conduct such transactions.

The Argentine government could take further restrictive measures in the future.  If this occurs, the depositary for the ADSs may be prevented from converting any Pesos it may receive in Argentina for the benefit of the ADS holders.  If this conversion is not possible, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the Pesos as described, you may lose some or all of the value of the dividend distribution.  Also, if payments cannot be made in U.S. dollars abroad, the repatriation of any funds collected by foreign investors in Pesos in Argentina may be subject to restrictions.  See “Exchange Controls—Other Regulations—Sales of Foreign Currency to Non-residents.”

Our shares will be traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Following this offering, our common shares will continue to be listed in Argentina, and the ADSs will trade on the NYSE.  Trading in the ADSs or our common shares on these markets will take place in different currencies (U.S. dollars on the NYSE and Pesos on the MERVAL), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Argentina).  The trading prices of these securities on these two markets may differ due to these and other factors.  Any decrease in the price of our common shares on the MERVAL could cause a decrease in the trading price of the ADSs on the NYSE.  Investors could seek to sell or buy our shares to take advantage of any price differences between the markets through a practice referred to as arbitrage.  Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange.  In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying common shares for trading on the other market without effecting necessary procedures with the depositary.  This could result in time delays and additional cost for holders of ADSs.

Under Argentine corporate law, shareholder rights may be fewer or less well-defined than in other jurisdictions.

Our corporate affairs are governed by our bylaws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina.  Thus, your rights or the rights of holders of our common shares under Argentine corporate law to protect your or their interests relative to actions by our board of directors may be fewer and less well defined than under the laws of those other jurisdictions.  Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in other jurisdictions.  In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well-defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our common shares and the ADSs at a potential disadvantage.

The protections afforded to minority shareholders in Argentina are different from and more limited than those in the United States and may be more difficult to enforce.

Under Argentine law, the protections afforded to minority shareholders are different from, and much more limited than, those in the United States and some other Latin American countries.  For example, the legal framework with respect to shareholder disputes, such as derivative lawsuits and class actions, is less developed under Argentine law than under U.S. law as a result of Argentina’s short history with these types of claims and few successful cases.  In addition, there are different procedural requirements for bringing these types of shareholder lawsuits.  As a result, it may be more difficult for our minority shareholders to enforce their rights against our directors or us than it would be for shareholders of a U.S. company.

Holders of our common shares and the ADSs located in the United States may not be able to exercise preemptive rights.

Under Argentine corporate law, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares to maintain their existing ownership percentage.  Rights to subscribe for shares in these circumstances are known as preemptive rights.  In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights.  Upon the occurrence of any future increase in our capital stock, U.S. holders of common shares or ADSs will not be able to exercise the preemptive and related accretion rights for such common shares or ADSs unless a registration statement under the Securities Act is effective with respect to such common shares or ADSs or an exemption from the registration requirements of the Securities Act is available.  We are not obligated to file a registration statement with respect to those common shares or ADSs.  We may not file such a registration statement, or an exemption from registration may not be available.  Unless those common shares or ADSs are registered or an exemption from registration applies, a U.S. holder of our common shares or ADSs may receive only the net proceeds from those preemptive rights and accretion rights if those rights can be sold by the depositary; if they cannot be sold, they will be allowed to lapse.  Further, the equity interest of holders of common shares or ADSs located in the United States may be diluted proportionately upon future capital increases.

Non-Argentine companies that own our common shares directly and not as ADSs may not be able to exercise their rights as shareholders unless they are registered in Argentina.

Under Argentine law, foreign companies that own shares in an Argentine corporation are required to register with the Inspección General de Justicia (Superintendency of Legal Entities, or the IGJ), in order to exercise certain shareholder rights, including voting rights.  If you own common shares directly (rather than ADSs) and you are a non-Argentine company and you are not registered with the IGJ, your ability to exercise your rights as a holder of our common shares may be limited.

Your voting rights with respect to the ADSs are limited by the terms of the deposit agreement.

Holders may exercise voting rights with respect to the common shares underlying ADSs only in accordance with the provisions of the deposit agreement.  There are no provisions under Argentine law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary with respect to the underlying common shares, except if the depositary is a foreign entity and it is not registered with the IGJ, and in this case, the depositary is registered with the IGJ.  However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders.  For example, Law No. 26,831, or the Capital Markets Act, requires us to notify our shareholders by publication in certain official and private newspapers at least 20 and no more than 45 days in advance of any shareholders’ meeting.  ADS holders will not receive any notice of a shareholders’ meeting directly from us.  In accordance with the deposit agreement, we will provide the notice to the depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder:

•                  the notice of such meeting;

•                  voting instruction forms; and

•                  a statement as to the manner in which instructions may be given by holders.

To exercise their voting rights, ADS holders must instruct the depositary on how to vote the underlying shares.  Because of the additional procedural step involving the depositary, the process for exercising voting rights will take longer for ADS holders than for holders of common shares.

Except as described in this prospectus, holders will not be able to exercise voting rights attaching to the ADSs.

The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell common shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States.  The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets.  There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States.  As of June 3, 2016, the ten largest Argentine companies in terms of market capitalization represented approximately 96% of the aggregate market capitalization of the MERVAL.  Accordingly, although you are entitled to withdraw the common shares underlying the ADSs from the depositary at any time, your ability to sell such shares at a price and time at which you wish to do so may be substantially limited.  Additionally, new capital controls imposed by the Central Bank could have the effect of further impairing the liquidity of the MERVAL by making it unattractive for non-Argentines to buy shares in the secondary market in Argentina.  See “Exchange Controls.”

Substantial sales of our common shares or the ADSs after the global offering could cause the price of the common shares or of the ADSs to decrease.

After the global offering, the existing shareholders will continue to hold a large number of shares.  We, our directors, the existing shareholders (severally with respect to shares owned by each of them) and the members of senior management listed in “Management and Corporate Governance—Officers,” have agreed with the international underwriters, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge our shares of capital stock or ADSs or securities convertible into or exercisable or exchangeable for shares of capital stock or ADSs during the 180-day period following the date of this prospectus without the prior written consent of the representatives.  See “Underwriting.”  After these lock-up agreements expire, they will be able to sell their securities in the public market.  The market price of our common shares or the ADSs could drop significantly if they sell our common shares or the ADSs or the market perceives that they intend to sell them.

You will experience immediate and substantial dilution in the book value of the common shares or the ADSs you purchase in this offering.

Because the offer price of the common shares and the ADSs being sold in the global offering will be substantially higher than the net tangible book value per share, you will experience immediate and substantial dilution in the book value of these shares.  Net tangible book value represents the amount of our total assets less intangible assets and goodwill, minus our total liabilities.  As a result, at the offer price of Ps.       per common share or US$         per ADS (the midpoint of the price range on the cover of this prospectus), you will incur immediate dilution of Ps.     per common share or US$    per ADS you purchase in this offering, assuming the international underwriters have not exercised the option to purchase additional shares.  If the international underwriters exercise the option to purchase additional shares in full from us, you will incur an additional immediate dilution of Ps.       per common share or US$        per ADS.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations.  Instead, shareholders are generally liable only for the payment of the shares they subscribe.  However, shareholders who have a conflict of interest with us and who do not abstain from voting may be held liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes.  Additionally, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to Argentine corporate law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including other shareholders.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other publicly-listed companies that are not “emerging growth companies.”  For so long as we remain an “emerging growth company,” we will not be subject to the provision of Section 404(b) of the Sarbanes-Oxley Act that requires our independent registered public accounting firm to provide an attestation report on the effectiveness of our internal control over financial reporting.  This may increase the risk that we fail to be aware of and remedy any material weaknesses or significant deficiencies in our internal control over financial reporting.  We have also elected to include two years of audited consolidated financial statements and selected financial data.  In general, these reduced reporting requirements may allow us to refrain from disclosing information that you may find important.  We have irrevocably elected not to avail ourselves of the election to delay adopting new or revised accounting standards until such time as those standards apply to private companies.  Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of completion of this offering.  We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, with at least US$700 million of equity securities held by non-affiliates.  When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.  We cannot predict if investors will find our ADSs less attractive as a result of our reliance on exemptions under the JOBS Act.  If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our share price may be more volatile.

USE OF PROCEEDS

We estimate that we will receive total estimated net proceeds from the global offering of approximately US$      million based on an offering price of US$        per ADS, assuming the sale of all shares offered and no exercise of the overallotment option, or approximately US$         million if the underwriters exercise the overallotment option in full, in each case after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us, and assuming common shares are sold to our existing shareholders who exercise their preemptive and accretion rights under Argentine law at a price of US$          per common share (based on the exchange rate of Ps.    per US$1.00 reported by the Central Bank on             , 2016).

We intend to use the net proceeds we receive from this offering as follows:

•                  approximately 12% of the net proceeds to fund the development of residential real estate projects;

•                  approximately 80% of the net proceeds to fund investments in commercial real estate projects; and

•                  approximately 8% of the net proceeds for other general corporate purposes, including employees compensation expenses, rent and the costs and expenses of being a U.S. public company.

The expected use of the net proceeds we receive from this offering represents our intentions based upon our current plans and business conditions.  The amounts and timing of our actual expenses may vary significantly depending on numerous factors.  Accordingly, we will have broad discretion over the uses of the net proceeds in this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds.  In addition, it is possible that the amount set forth above will not be sufficient for the purposes described above.  We do not intend to use any net proceeds, either directly or indirectly, to acquire assets other than in the ordinary course of business.

Pending these uses, we intend to invest the net proceeds from this offering in short or medium-term investments.

FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements, principally in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future courses of action, events and financial trends affecting our business.  Many important factors, in addition to those discussed elsewhere in this prospectus, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•                  changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina or Argentine companies, including expected or unexpected turbulence or volatility in domestic and international financial markets;

•                  changes in regional, national and international business and economic conditions, including inflation;

•                  interest rate fluctuations in Argentina;

•                  fluctuations in Peso exchange rates;

•                  foreign exchange controls and restrictions on transfers abroad;

•                  changes in applicable laws and regulations associated with the business or our activity, as well as new laws and regulations associated with real estate, taxes and zoning;

•                  our ability to implement our operational strategy and business plan;

•                  an increase in our costs and expenses;

•                  our capability to obtain government licenses and approvals, authorizations, and permits for our project developments;

•                  our ability to obtain funding for our working capital needs and the availability of credit on commercially acceptable conditions for our operations;

•                  the success of our marketing and sales efforts, and the possibility of successfully implementing our growth strategy;

•                  changes in real estate market prices, demand and client preference, and our clients’ net worth and financial situation and their capability to obtain credit;

•                  competition in the real estate business and other related sectors;

•                  variations in real estate market prices;

•                  our ability to obtain funding for our operations;

•                  our ability to obtain labor, commodities, construction materials and services at reasonable prices;

•                  our ability to find adequate land for developing future projects in accordance with our business plan; and

•                  the risk factors described in “Risk Factors.”

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” “should,” “could,” “would,” “target,” “plan,”  and similar words are intended to identify forward-looking statements.  Forward-looking statements include information regarding the results of operations, business transactions, strategies, financial plans, competitive position, business environment, opportunities for potential growth, the effect of future regulations, and the effects of competition in the future.  Forward-looking statements speak only as of the date they were made, and we do not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus because of new information, future events or other factors, except as required by applicable law.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this prospectus might not occur and do not constitute guarantees of future performance.  Because of these uncertainties, you should not make any investment decisions based on these estimates and forward-looking statements.

ARGENTINE ECONOMY AND MARKET OVERVIEW

Introduction

With a population of 43.6 million, Argentina is the third largest housing market in Latin America.  It has the second largest land area in Latin America, with 2,780,403 square kilometers in South America.  Its nominal GDP, estimated at US$585.61 billion for 2015, ranks twenty-first in the world and third in Latin America, behind Brazil and Mexico. The country’s GDP per capita at PPP is US$22,553, one of the highest in Latin America, surpassed only by Chile, according to the estimates by the International Monetary Fund as of April 2016.

As far as population is concerned, Argentina has low population density (10.7 inhabitants/km²).  Over 90%  of the population lives in the cities, and nearly 50% live in cities with a population in excess of 500,000.  Population is unevenly distributed in Argentina, highly concentrated in the Buenos Aires metropolitan area, where 31.9% of the population lives.

The Buenos Aires metropolitan area is the country’s main economic and political hub.  Its 25 districts (the City of Buenos Aires plus 24 districts in the Buenos Aires metropolitan area) stretch over 3,880 km2, with a population of 12.8 million, according to the latest census conducted in 2010.  It is the tenth largest city in the world and the third largest city in Latin America.  It has a population almost nine times as high as the country’s second largest city.

Argentina Macroeconomic Overview

Introduction

Beginning in December 2001 and for a large part of 2002, Argentina experienced one of the most severe crises in its history which nearly left its economy at a standstill.  Between 2004 and 2009, the Argentine economy recovered considerably.  Since 2009, the Argentine economy has shown increased volatility, with years of practically no growth (2009, 2012 and 2014), and years of strong (2010 and 2011) or slow (2013) growth.

The table below includes certain economic indicators in Argentina for the years indicated:

	December 31,
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
GDP Real Growth (%)	8.9	9.2	8.4	8.0	3.1	0.1	9.5	8.4	0.8	2.9	0.5	2.1	%(1)
Primary Fiscal Balance (Excludes Interest) (as a % of GDP)	3.2	3.0	2.9	2.5	2.5	1.2	1.4	0.2	-0.2	-0.7	-0.9	N/A
Total Public Debt (as a % of GDP)	106.4	60.7	51.8	44.4	39.2	39.6	36.1	33.3	35.1	38.8	43.0	43.7	(2)
Trade Balance (in Million US$)	12,130	11,700	12,393	11,273	12,557	16,886	11,382	9,020	12,008	1,521	3,106	-3,035
Unemployment Rate—End of Period—(%)	12.1	10.1	8.7	7.5	7.3	8.4	7.3	6.7	6.9	6.4	6.9	5.9
Inflation in Consumer Prices—Dec./Dec.—CPI INDEC (%)	6.1	12.3	9.8	8.5	7.2	7.7	10.9	9.5	10.8	10.9	23.9	10.7	(2)
Average Nominal Exchange Rate (in Ps.per US$)	2.9	2.9	3.1	3.1	3.2	3.7	3.9	4.1	4.6	5.5	8.1	9.3

Source: INDEC and Central Bank

(1)                                  Preliminary figure published by INDEC

(2)                                  As of September 30, 2015

The Argentine Economy

In 2003, the Argentine economy began showing signs of recovery.  GDP grew 8.9%, 9.2%, 8.4% and 8.0% in 2004, 2005, 2006 and 2007, respectively, according to INDEC reports.  The reported rate of inflation was 6.1%, 12.3%, 9.8% and 8.5% in 2004, 2005, 2006 and 2007, respectively.

After growing at an average annual rate of 8.8% from 2003 to 2007, during 2008 and 2009, external and internal factors contributed to a decrease in the rate of Argentina’s economic growth.  According to INDEC, in 2008 GDP grew by 3.1% in real terms, although the last quarter of 2008 showed a strong deterioration in the level of activity.  Influenced by the aftermath of the global economic downturn, the economy contracted during the first nine months of 2009 but recovered in the last quarter, with GDP growing by 0.1%, the lowest recorded growth rate since 2002.  According to INDEC, the rate of inflation was 7.2% and 7.7% in 2008 and 2009, respectively.  Certain estimates of inflation prepared by provincial governments significantly exceeded the rates published by INDEC.  Average inflation in the eleven provinces that publish independent inflation data for that period was 19.1% and 14.2% for 2008 and 2009, respectively.

In 2010, Argentina’s economy indirectly benefited from the measures adopted by industrialized countries to address the global financial crisis.  Real GDP grew at a 9.5% annual rate, according to INDEC.  This was largely attributable to increases in private consumption and exports and the performance of the farming and manufacturing industries.  While the economy improved, price levels, mainly of staples, also increased.  According to INDEC, the rate of inflation was 10.9% in 2010.  Average inflation reported by the eleven provinces that published independent inflation data was 23.8% for the same period.

In 2011, Argentina’s GDP increased 8.4% compared to 2010, primarily as a result of an increase in private consumption.  Strong growth in domestic demand continued putting pressure on inflation.  According to INDEC, Argentina recorded 9.5% inflation in 2011, which was slightly lower than 2010.  Eleven provinces in Argentina, however, recorded much higher levels of inflation than that calculated by INDEC, on average reporting inflation in 2011 at 20%.

In 2012, the Argentine economy grew only slightly at 0.8% according to INDEC, as domestic investment contracted primarily as a result of a decrease in construction and capital goods imports.  In 2013, the Argentine economy grew by 2.9% according to INDEC.

The most recent provisional figures of Argentina’s estimated GDP growth published by INDEC for 2014 and 2015, are 0.5% and 2.1%, respectively. On January 8, 2016, Decree No. 55/2016 was issued by the Argentine government declaring a state of administrative emergency on the national statistical system and on INDEC until December 31, 2016. Following the declaration of the state of administrative emergency, INDEC has ceased publishing statistical data until a technical and administrative restructuring is performed in order to supply sufficient and reliable statistical information. Recently, the directors of INDEC announced that the first inflation index will be published on June 15, 2016, measuring May’s monthly inflation. However, changes to previous data are expected to continue throughout the year.  See “Risk Factors—Risks Relating to Argentina—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.”

In December 2015, after President Macri assumed office, the Central Bank issued Communication “A” 5850, which lifted most foreign exchange controls. Due to these reforms, as of December 31, 2015, the Peso fell to Ps.13.05 per US$1.00, a devaluation of approximately 53% compared to the rate as of December 31, 2014 and an approximately 32% devaluation from the official exchange rate as of December 16, 2015 of Ps.9.79 per US$1.00. The official exchange rate of the Peso to the U.S. dollar as of December 31, 2014 was Ps.8.55 per US$1.00, a devaluation of approximately 31.1% compared to Ps.6.52 per US$1.00 as of December 31, 2013.  As of March 31, 2016, the exchange rate closed at Ps.14.6 per US$1.00, a devaluation of 67.4% compared to the rate as of March 31, 2015, and a 7.0% devaluation compared to December 31, 2015. A small portion of our sale contracts in Argentina and all of our sale contracts in Uruguay are denominated in U.S. dollars and the revenue related to those contracts is therefore subject to variations in the exchange rate of the Peso relative to the U.S. dollar.  See “Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition” and “Exchange Controls” for further descriptions of these reforms.

In February 2014, INDEC released a new CPI index called IPCnu that measures prices on goods across the country and replaced the previous index that only measured inflation in the greater urban area in and around the City of Buenos Aires. Even though the change in the covered area should not have significantly altered inflation figures, it represented an attempt to include a more reliable statistic, as the previous index had been suspected of being tampered with since 2007. The IPCnu increased 23.9% in 2014 and increased 10.7% in the nine-month period ended September 30, 2015. Even though the new methodology brought inflation statistics closer to those estimated by private sources, there were still differences between official inflation data and private estimates.  Additionally, before the inflation index for November 2015 was published, the IPCnu was discontinued.

According to the most recently available inflation data published by INDEC, the CPI grew by 10.9%, 9.5%, 10.8%, 10.9% and 23.9% in 2010, 2011, 2012, 2013 and 2014, respectively, and 10.7% in the nine-month period ended September 30, 2015.  The WPI increased by 14.6%, 12.7%, 13.1%, 14.8% and 28.3% in 2010, 2011, 2012, 2013 and 2014, respectively, and 9.6% in the nine-month period ended September 30, 2015, the most recent whole-sale inflation figure published by INDEC. Since October 2015, INDEC has not published official inflation figures.  In April 2016, INDEC announced that it will begin publishing official inflation figures with the new methodology on June 15, 2016. According to a price index published by the government of the City of Buenos Aires, inflation in the city was 26.6%, 38.0% and 26.9% in 2013, 2014 and 2015, respectively. The latest available monthly inflation in the city was 4.1%, 4.0%, 3.3% and 6.5% in January 2016, February 2016, March 2016 and April 2016 respectively. “Congress CPI,” which considers, among others, official inflation data from the Autonomous City of Buenos Aires and the province of San Luis, reported a CPI increase of 3.6%, 4.8%, 3.2% and 6.7 in January, February, March and April 2016, respectively.

The following graph compares Argentine GDP growth to other Latin American countries:

Source: INDEC, Euromonitor, International Monetary Fund

Since 2004, Argentina’s external public indebtedness has decreased significantly as a percentage of GDP, from 62.1% in 2004 to 11.9% in September 2015.  In recent years, external public indebtedness as a percentage of GDP has increased from 10.7% in 2012 to 11.6% in 2013 and 13.0% in 2014, increasing to 11.9% as of September 2015.

The following graph shows the fluctuation of external public indebtedness as a percentage of GDP:

Source: Ministry of Economy

The following graph shows the fluctuation of external public indebtedness as a percentage of GDP, compared to that of other Latin American countries:

Source: IDB, Ministry of Economy

Based on the Emerging Bond Index plus (EMBI+) benchmark index, Argentina’s country risk profile has improved significantly since 2004, from 4,703 in 2004 to 438 in 2015, which for 2015 is lower than that of Brazil.  However, compared to other Latin American countries, Argentina’s risk profile remains relatively high.

The following graph shows the country risk fluctuation in terms of EMBI+ for Argentina and several comparable Latin American countries:

Source: J.P. Morgan

Argentina’s GDP per capita measured in U.S. dollars increased practically threefold between 2004 (US$4,760) and 2013 (US$14,546).  However, since 2013 GDP per capita decreased to US$13,558 in 2015.

The following graph compares GDP per capita in terms of U.S. dollars to that of other Latin American countries:

Source: Euromonitor

The unemployment rate has also improved significantly since 2004, decreasing from 12.1% in 2004 to 6.47% in 2015, although it has remained relatively constant since 2012.

The following graph compares the Argentine unemployment rate to that of other Latin American countries:

Source: Euromonitor, INDEC

(1)                                 Argentina Unemployment rate as of the second quarter of 2015

Foreign direct investment in Argentina has steadily and gradually decreased from its highest point in the 1990s, when the country attracted 27% of total foreign investment in South America, to a low of 7% in the past four years, as shown in the comparative figures of foreign direct investment described in the charts below.

Source: The World Bank.

Residential Market in Argentina

Regional comparison

Argentina has an estimated housing deficit of approximately 3.5 million homes which is estimated to increase by 36,000 homes per year.  However, the scarcity of credit for the middle and lower-income segments and the government’s limited intervention in promoting housing through subsidies has resulted in an insufficient supply for a large portion of this demand.

According to information gathered by the IDB, compared to the rest of Latin America, Argentina has the largest proportion of urban population in the region, the second-highest GDP per capita, and yet has one of the largest housing deficits, as shown in the charts below:

Source: International Monetary Bank, Inter-American Development Bank

Source: International Monetary Bank, Inter-American Development Bank.

In Argentina, private savings is an important driver of real estate investment and private housing construction.  We believe that real estate is perceived to be a higher-quality instrument for preserving value and/or income than bank deposits or fixed-income securities.  It also represents coverage against inflation and currency devaluation, as real estate has historically preserved its U.S. dollar value, as shown in the chart below, except for brief periods of time following crises.  Consequently, we also believe that real estate is one of the most popular investments among Argentines.

Source: Kitco, Reporte Inmobiliario

Competition in the Residential Market

The Argentine housing development market is a highly fragmented market, comprised of small and medium-sized businesses.  Most of these businesses are small companies focused on specific geographical markets and products, with limited access to capital and management models which are strongly focused on their owners.  There are few companies established for the purpose of real estate development.  Most real estate developments are carried out by companies or professionals linked to the development activity, such as architects, real estate brokers, notary’s offices, or construction companies.  Many of these companies carry out their core business and their real estate development activities simultaneously.

There are relatively few companies that participate in markets in which we are present with large multifamily development projects of over 20,000 sellable square meters, such as Consultatio, Grupo Monarca, Raghsa and Vizora.  Only a small number of these companies have access to institutional investors, such as Consultatio and Raghsa.  There are other large housing project development companies whose owners have a significant track record and reputation in the market, but whose recent activity has been reduced, including Chacofi, Dypsa, Kineret and Obras Civiles in Buenos Aires.

In the 10,000 to 20,000 square meter segment, there are approximately 30 companies on a national level that operate with a continuous structure and constant activity.  The number of market players is much higher in the segment under 10,000 square meters.

Over the last ten years, there has been rapid growth in development projects that use a real property trust system, or fideicomiso al costo.  Some project development companies, such as Argencons, have specialized in this business model, in which financing comes from a small pool of investors that act both as settlors and beneficiaries of a special purpose trust at the same time, with the sole purpose being the development of the project.

Historical Trends and Perspectives

Changes in macroeconomic variables such as inflation, exchange rates, GDP fluctuations, actual purchasing power, and interest rates have a strong impact on real estate market performance.  Mortgage availability is an essential condition for suitably meeting housing demand.

Accelerated increases in prices and dramatic exchange rate variations distort relative prices and generate uncertainty, causing slowdowns in economic activity, especially where investments are concerned.  Additionally, aside from causing a loss in actual purchasing power, they generate upward stress on sales prices due to costs and pressure on interest rates.  In this context, there has been a decrease in the launch of new products and demand for existing stock.  However, between 2003 and 2008, Argentina’s GDP grew at an average annual rate of over 8% and the real estate market experienced a construction boom in spite of two-digit inflation rates.

After a recovery in the wake of the 2001-2002 crisis, however, two major factors operated to deteriorate the performance of the residential real estate market, namely a shallow mortgage loan market, estimated at 1.2% of Argentina’s GDP and foreign exchange rate controls.

First, the scarcity of mortgage loans over the last few years (as discussed below) slowed down the market.  The chart below shows how, in one of the periods of the fastest economic growth in the history of Argentina, 2003 through 2008, the number of construction permits barely surpassed the number recorded in the year 2000.

Source: INDEC

This is illustrated by the following chart, which shows how the number of real estate transactions has collapsed since 2008, and particularly, since the implementation of capital controls in Argentina.

Source: Camara Inmobiliaria, Report Inmobiliario

Additionaly, the chart below shows how the number of apartments for sale in the City of Buenos Aires has dropped since 2006.  As the market is almost completely debt-free, sellers can wait for the right time to sell.  Starting in 2011, in the wake of the global financial crisis, it was unclear whether the Argentine economic model was sustainable, and expectations started to become lower.

Second, the foreign exchange restrictions known as “cepo,” imposed in and after 2012, operated to limit companies’ and individuals’ ability to buy foreign currency for any purpose, from buying a home to saving.  As a result, the real estate market was seriously affected, as it has historically been a dollar-denominated market where payment was made in U.S. dollars.  These restrictions and poor expectations generated further dislocations in the market and drastically reduced activity, a trend that is expected to reverse as the Macri Administration has lifted the majority of foreign exchange restrictions that were imposed by the prior administration (See “Exchange Controls”) and is making efforts to reduce inflation and generate the conditions for the resurgence of mortgage credit.

Demand trends

The growth in the Argentine population, the high percentage of the young population as compared to the total population, the drop in the number of inhabitants per home, and Argentines’ preference for being home owners or purchasing real estate as an investment, are expected to help sustain the Argentine real estate market’s potential in the future.

While the population growth rate has declined in line with most countries with intermediate development, the Argentine population experienced a 1.0% annual growth rate over the last decade which is expected to remain unchanged over the next few years, according to INDEC.  Also, Argentines’ average age is 31, far below that of developed countries (Italy: 43.3, Spain: 41.1; France: 39.4; Australia: 37.3: United States: 36.7), and 60% of the country’s inhabitants are under 35 years of age, according to the census conducted by INDEC in 2010.  This young population represents a sound source of housing demand in the future.

The charts below show the population pyramid taken from the most recent nationwide census conducted by INDEC (2010):

Source: INDEC

Mortgage credit

Until the 2001-2002 crisis, Argentina was a pioneer in Latin America in developing a dynamic primary and secondary mortgage market.  The first mortgage securitizations in Latin America were conducted in Argentina, and toward the end of the 1990s various investment groups actively participated in this mortgage bond market, including pension funds, insurance companies, professional associations, financial institutions, and retail investors.  According to the Central Bank of Argentina, in December 2000 the mortgage market share amounted to 6% of GDP, which is higher than current mortgage market share levels in other countries such as Brazil.  After the crisis, however, banks drastically cut down on mortgages and favored other more profitable, short-term products such as credit cards or consumer loans.  We estimate that if mortgage market share levels as a percentage of GDP were to go back to early 2000 levels, and assuming an average mortgage of US$75,000 per home, nearly 500,000 homes could be financed, and if they were to reach the levels now prevailing in Mexico or Chile, it would be possible to finance nearly 750,000 or 1,300,000 homes, respectively.  This would significantly contribute to reducing the deficit of over three and a half million homes in Argentina.

Historical Mortgages Buenos Aires Metropolitan Area	Mortgage Credit Market (2013) (as % of GDP)

Source: Cámara Inmobiliaria Argentina, Titularizadora Columbiana 2013

Main demand trends in the residential market

1.              Minimizing commuting time.  The sudden growth in gated community development over the last 15 years has not been met by a road network or public transportation system designed to alleviate the increase in traffic.  As a result, commuting time to and from work has substantially increased, causing a dilemma for those who have moved to the suburbs: space and nature versus commute time.

2.              Security as a key factor when making the decision to buy a home.  Since the early 1990s, the segment with the highest purchase power has preferred housing that offers security features.  Over the last few years, this trend has also spread to cities, where housing compounds that offer perimeter security and permanent guard patrol are more costly than similar products lacking security services.

3.              Services have become an essential part of high-end housing products.  Multifamily development projects are increasingly offering amenities that typically include areas for sports, recreation, and hotel-like services.  Amenities offered by new high-end buildings usually include the following: gym with locker rooms, sauna, rec room, swimming pool, private gardens, and around-the-clock security services.

4.              Argentine riverfront cities no longer turn their back on the river.  In the past, Argentine cities allotted coastal strips to non-residential city use, mostly port terminals and industrial uses.  Since the early 1990s, riverfront cities in Argentina have recovered and integrated coastal areas for residential and recreational use, once again valuing riverfronts higher than land-locked areas.  Cities such as Buenos Aires (Puerto Madero, the Olivos coastal area and the Tigre coastal area), Rosario (Puerto Norte) and Neuquén have witnessed new urban strips flourish with great success in terms of real estate development.

We believe that our current portfolio and land bank meet the characteristics required to take advantage of future demand by residential consumers in Argentina in terms of the trends mentioned above.

Our view

Over the last 15 years, housing development in the main Latin American markets has grown exponentially due to government programs for financing housing, the professionalization of real estate development companies, and access by those companies to the capital markets.  According to data reported by the IDB and other multinational agencies, Brazil, Mexico and Chile have experienced a boom in real estate over the last 15 years.  These countries have created the conditions for parties from the private sector to respond to their housing deficit.  Mexico has an estimated deficit of 7.5 million homes, while in Brazil the deficit reaches 18.9 million.  These figures have gradually decreased over the last few years, mostly due to the creation and growth of large real estate development companies.

This transformation has been driven by access to financing by real estate development companies and real estate buyers.  In these markets, the government has been successful in boosting the real estate business by creating housing loan programs that are accessible at all levels, managed by governmental agencies (Infonavit in Mexico or Caixa Econômica Federal in Brazil).  Additionally, private-sector companies which have had access to the capital markets have been able to capitalize on this new demand.

We believe that the new economic situation, with increased availability of credit, higher overall economic stability and a lower real exchange rate will result in increased opportunities in the real estate industry, including higher prices and lower costs which will boost profitability.  We forecast that construction costs in U.S. dollars, as shown in the charts below, will tend to decrease as the Argentine government tries to reduce the real exchange rate to improve competitiveness and attract foreign direct investment back to the country.  Additionally, with an improvement in the mortgage credit market, more households will be able to access either a first home or a new, more desirable home.  We believe that prices will increase in line with greater availability.  As seen in the second chart below, the current market is facing the opposite situation: low demand due to a diminished home affordability, as evidenced by the Purchasing Effort Index (an indicator of home affordability based on home prices, average wages and interest rates). The result has been decreased housing prices.

Source: Chamber of Argentine Construction Companies, as converted to US$ by TGLT.

Source: Cdi consultora

Uruguay

Macroeconomic Overview of Uruguay

With a population of 3.4 million, Uruguay is known as a strong democracy with a highly educated workforce and high levels of social expenditures. Its political stability and traditional commitment to the rule of law, as well as its free market policies, make the country an attractive option for real estate investment.  Additionally, Uruguay provides equal and fair treatment to foreign and local investors, as well as free inflow and repatriation of capital and dividends.  Foreigners may acquire land and other real property in Uruguay in their own names, for the full value of the property.

The Uruguayan economy is small and open, and is increasingly focusing on the regional and international markets.  Exports play a significant role in the domestic economy. As a result of the favorable external situation and the application of a cautious domestic economic policy, Uruguay has achieved consistent economic growth with an annual cumulative growth of 9.3% from 2010 to 2014. Uruguay’s GDP measured in 2014 current dollars was US$57.6 million, with a GDP per capita of US$16,806, one of the highest in Latin America. Macroeconomic stability and a solid institutional framework with clear rules for investors and respect for contractual obligations, in addition to an attractive business promotion regime, have played an important role in driving production activities in recent years.

According to the 2015 Corruption Perception Index drafted by Transparency International, Uruguay ranks twenty-first among 168 countries, the top position for Latin America.

Residential Market in Uruguay

The Uruguayan real estate market stands out for the prevalence of single-family homes in comparison with the total number of housing units.  In urban areas, 76% of residential dwellings are single-family homes, while 17% are apartments in multifamily buildings.  Multifamily construction is concentrated in the city of Montevideo, where it amounts to 42%.

Type of Housing	Montevideo	Urban Interior (*)	Urban Interior (**)	Urban Total
House	58%	90%	95%	76%
Apartment or house within a compound	10%	5%	4%	7%
Apartment in high-rise building	22%	2%	0%	11%
Apartment in single-story building	10%	2%	0%	6%
Not built for housing purposes	0%	0%	0%	0%
Total	100%	100%	100%	100%

(*)           Towns with a population in excess of 5,000.

(**)         Towns with a population under 5,000.

Source:  Casacuberta (2006), Federal Bureau of Statistics of Uruguay.

Housing stock is characterized by the high percentage of vacant dwellings, with 16% of them not being used as permanent homes. Also, contrary to what typically occurs in underdeveloped countries, the 2011 National Census results show that there are more housing units than households (1,389,740 vs. 1,133,256). This is mainly due to the high number of tourists who own vacation homes in Uruguay. Also, this is increasingly due to the trend among foreigners to purchase non-permanent homes in order to obtain Uruguayan residence and take advantage of the attractive tax conditions prevailing in the country.

Additionally, with a low birth rate, the main drivers of housing demand in Uruguay are family fragmentation and the obsolescence rate. Uruguay has the highest percentage of single-person households in Latin America.  In Montevideo, according to the 2011 Census, 23% of homes added to the stock were single-person households. Also, as shown by the following graph, the housing stock is very old. Houses are on average over 40 years old, while offices are around 30 years old.

Source: INE

Montevideo

The district of Montevideo is the wealthiest state in the country, with a GDP per capita of US$17,741 in 2015 according to America Economia. This makes it the most important real estate market in the country, with 40% of Uruguay’s housing units and population, followed by the district of Canelones with 15%, and Maldonado with 7%. This market suffered the consequences of the 2001-2002 crisis and has shown a solid recovery since 2004, as can be seen in the graph below. Uruguay’s economy is characterized by a strong participation of the agribusiness exports sector, which benefited from the increase in the prices of farming commodities in recent years, and generated surpluses that were partly channeled towards the purchase of real estate.

Building Permits Granted by the Municipality of Montevideo

Note:      Social welfare housing is not included.

Source:      Federal Bureau of Statistics and information supplied by the Municipality of Montevideo.

Mortgage Loans

Most families in Uruguay are able to obtain mortgage loans which are for the most part denominated in Index Units, or U.I., that are directly related to inflation rates, which have averaged 7.8% annually for the past 11 years. The credit market is mainly dominated by state-owned banks, especially Banco Hipotecario del Uruguay.

Additionally, the Ministry of Housing, Territorial Planning and the Environment, or MVOTMA, among other government agencies, offers various housing subsidy programs.

Source: Banco Central del Uruguay.

Class A Office Market in Argentina

Regional Comparison

In recent years, very low levels of investment have been directed to the Class A office sector in Argentina.  According to Colliers International, in the period between 2002 and 2014, the supply of Class A offices grew at a compounded annual rate of 1.5%, significantly lower than the compounded annual growth rate of Argentina’s GDP of 5.1% for the same period.  We believe such low levels of investment are explained mainly by insufficient financing from financial institutions and reduced foreign direct investment into Argentina.

According to statistics compiled by Newmark Grubb Knight Frank, one of the world’s leading commercial real estate advisory firms, office penetration in Buenos Aires is the lowest among the other relevant capital cities in Latin America, with 90 square meters of GLA per thousand residents, 44% below the regional average.

Source: Newmark Grubb Knight Frank - Office Market third quarter 2015.

As a consequence, despite the weak demand for office space due to the stagnant economy experienced in Argentina in recent years, vacancy rates in Buenos Aires are currently among the lowest in Latin America, according to Newark Grubb.  In addition, because the production of new office space has remained sluggish in recent years (9,069 square meters of GLA delivered in 2015 vs. an average of 360,000 in the rest of Latin America, according to brokers), it is expected that the supply of office space will continue to deteriorate, affecting net absorption figures (37,000 square meters vs. 176,000 square meters as the average in the rest of Latin America).  Stock is becoming rapidly obsolete, with Buenos Aires showing one of the smallest pipelines of new projects (15% as a percentage of current stock).

Source: Colliers, Jones Lang Lassalle.

Additionally, Argentina lags behind other countries in Latin America in terms of energy efficiency and the environmental design of buildings. As seen in the chart below, Argentina currently holds well below the average number of LEED certifications for office buildings.

Source: US Green Building Council

Submarkets

According to Colliers International, there are currently 1.6 million square meters of leasable Class A office space in Buenos Aires, out of which 73% is located in the Central Business District (CBD) and 27% in the Northern Corridor.  The charts below provide a description of these two areas and their submarkets as of March 31, 2016.

BA submarkets	Inventory (sqm)	Available area (sqm)	Vacancy rate	Lease rate (US$/sqm/mo.)	New stock (sqm)	Under const. (sqm)	Planned (sqm) (*)
Northern Corridor GBA	351,609	28,480	8.1%	23	—	63,270	254,900
Northern Corridor CABA	103,140	5,673	5.5%	27	—	50,000	—
Total Non-CBD	454,748	34,153	7.5%	24	—	113,270	254,900
Macrocentro	195,804	17,213	8.8%	24	—	54,230	19,500
Microcentro	222,693	4,677	2.1%	18	—	—	—
Puerto Madero	349,337	28,646	8.2%	26	—	14,060	30,300
Catalinas > Retiro	196,815	7,676	3.9%	28	—	124,000	39,900
Plaza Roma	100,606	2,012	2.0%	27	—	—	—
Plaza San Martín	135,952	10,740	7.9%	23	—	13,800	—
Total CBD	1,201,206	70,963	5.9%	24	—	206,090	89,700
Total	1,655,954	105,116	6.3%	27	—	319,360	344,600

(*) Planned, approved but not yet under construction
Source: Colliers International, Cushman & Wakefield

Buenos Aires Central Business District	Buenos Aires Northern Corridor

In recent years, net absorption in the Northern Corridor has been larger than that in the CBD.  In particular, during the period from 2012 through 2015, more than 100,000 square meters were absorbed in the Northern Corridor versus less than 60,000 square meters in the CBD.

Source: Colliers International

Some of the largest corporations in Argentina, including both multinational and domestic corporations, have recently moved their local headquarters to the Northern Corridor from their traditional locations in the CBD.  Brokers expect that the Northern Corridor will receive approximately 25% of the upcoming stock in the next three to four years, according to data compiled by Cushman & Wakefield, Inc., a privately held global commercial real estate services firm.  This migration to the north is the result of factors such as (i) traffic (the CBD has progressively become more congested); (ii) the desire for lower commute times (many company executives live in the wealthier Northern Corridor where suburban gated communities have experienced very fast growth); and (iii) the availability of land to develop new large, modern office complexes which are largely sought by corporations.

Competition in the Office Market

Competition from institutional players in the office sector is limited.  Based on information compiled by Cushman & Wakefield, Buenos Aires has approximately 1.6 million square meters of leasable area in the office market, of which 327,000 square meters of leasable area are owned by institutional players: IRSA (113,000 square meters), Raghsa (119,000 square meters), Pegasus (50,000 square meters), and Consultatio (45,000 square meters plus additional 48,000 under construction).

•                  IRSA: publicly-listed company with an approximate market capitalization of US$880 million (as of June 3, 2016).  IRSA is the largest commercial real estate company in Argentina.  It owns 32 properties in Argentina and investments in the United States and Israel.  Through its subsidiary IRSA Commercial

Properties, IRSA has been traditionally focused on shopping malls, a segment in which it is a market leader.  IRSA also owns 13 properties in the office segment.

•                  Raghsa: private company with a presence in premium residential real estate through its brand Le Parc. Raghsa is currently developing and operating offices for lease, with a portfolio of five operating properties.

•                  Consultatio: publicly-listed company with an approximate market capitalization of US$1,042 million (as of June 3, 2016).  Consultatio is a residential and office development company, mostly focused on sales of units.  Nordelta and Puertos del Lago, large suburban residential development owned by Consultatio, anchor its portfolio. Consultatio has recently expanded to Miami and Uruguay with new large residential developments.

•                  Pegasus Real Estate: private equity group owning a closed-end real estate fund.  Pegasus is the owner of the second largest shopping mall in Argentina and a 50,000 square meters office complex.  Pegasus also has a presence in Colombia.

Historical Trends and Perspectives

Our compilation of data included in reports by Colliers International and Cushman & Wakefield shows that in the midst of the 2001-2002 Argentine crisis, demand and new production plummeted and lease rates fell sharply from the levels of approximately US$35 to US$40 per square meters of GLA seen in the 1990s.  Immediately after the crisis, the strong devaluation was followed by a recovery period when office supply was unable to meet incoming demand.  For example, in 2004 the market absorbed more than 150,000 square meters of GLA with only 50,000 square meters of GLA entering the market.  Prior to 2008, supply could not keep up with increasing demand, which resulted in a sharp increase in rental prices and occupancy rates, with lease rates peaking at US$37 per square meters and vacancy rates as low as 2%.  As new stock became available in the market and the country’s growth rates decreased, lease rates were gradually set at the US$25 to US$30 per square meter level.

In 2012, the Argentine government implemented capital controls that restricted buying foreign currency at the exchange rate at which the Central Bank buys and sells dollars, or the Official Exchange Rate.  See “Exchange Controls.”  U.S. dollars could nevertheless be obtained with Pesos by means of financial transactions that resulted in an unofficial exchange rate, or the Blue-Chip Rate, which used to be approximately 30% to 40% more expensive than the Official Exchange Rate.  The Blue-Chip Rate was, at that time, the rate typically considered by financial investors when making investment considerations in Argentina.

Rental contracts are denominated in U.S. dollars but payable in Pesos at the Official Exchange Rate.  Under the foreign exchange restrictions described, lease rates in U.S. dollars, reported at an average of US$27 per square meters according to Colliers International’s fourth quarter of 2015 report, plummeted to near US$20 per square meters when converted to the Blue-Chip Exchange Rate.

However, upon President Macri assuming office in December 2015, the Macri Administration’s economic team, led by Minister Prat Gay, adopted as one of their first measures the liberalization of the exchange rate market, unwinding almost all of the exchange rate controls that that were implemented in previous years.  As a consequence, the commercial real estate market began 2016 with a lease rate increase of approximately 38% in the first quarter of 2016 as compared to the latest reported value of 2015.

Source: Colliers International, Cushman & Wakefield, TGLT data

At constant currency, the effect on lease rates is more prominent, showing that current lease rate levels are still well below the historical high levels registered before 2001 or in the period from 2006 to 2011.

Source: Colliers, Econviews, US Inflation Calculator

We believe that due to President Macri’s ongoing economic reforms, companies in the commercial real estate industry that were already operating in Argentina will launch investment plans and new international companies will commence or relaunch operations in the country.  These plans are expected to be accompanied by increases in headcount and sophistication of requirements that will drive new demand for office space, particularly Class A office space.  Supply is also expected to increase, but not enough to properly meet demand, which we believe reacts faster to economic growth.  As a result, we expect that upward pressure on lease rates could increase, as expected new supply may not be sufficient to meet the strong demand that is expected to stabilize in 2016-2017.  Despite a forecast of a slight increase in 2019-2020, when new supply related to buildings that began construction in 2016-2017 enters the market, we anticipate vacancy will remain below equilibrium-level estimates (i.e., 8% to 12% equilibrium vacancy rate for Latin American markets, including Argentina) in order to maintain lease prices, based on reports prepared and data collected by industry-specialized consultants.

Source: Colliers International, Cushman & Wakefield, TGLT data.

Logistics Market in Argentina

Regional Comparison

In Latin America, companies are increasingly moving their logistics operations from their own facilities to multi-tenant PLCs owned by third parties.  This trend has been seen to a significantly lesser extent in Argentina.  With 1.2 million square meters of GLA, Buenos Aires has one of the lowest inventories of PLCs and the lowest penetration among comparable cities in Latin America, and as a result, has one of the lowest vacancy and highest lease rates in Latin America, as shown in the charts below.

Source: Newmark Grubb, Cushman & Wakefield, United Nations Population Division

Source: Newmark Grubb, Cushman and Wakefield

Buenos Aires Market Description

According to Cushman & Wakefield, there is currently 1.2 million square meters of leasable premium logistics space in Buenos Aires, of which 73% is located in the northern area, 25% in the southern area and 2% in the western area.  A description of each submarket is set forth below:

BA Submarkets	Inventory (sqm.)	Available area (sqm.)	Vacancy rate	Lease rate (US$/sqm.) (*)	Under const. (sqm.)	Planned (sqm.) (**)
San Eduardo triangle	692,730	29,270	4.2%	8.8	162,760	671,350
Route 8	88,940	3,000	3.4%	8.3	14,240	96,470
Route 9	146,000	35,540	24.3%	7.0	12,200	70,000
Northern Corridor	927,670	67,810	7.3%	8.0	189,200	837,820
Southern Area	281,640	16,000	5.7%	7.0	55,560	24,400
Western Area	26,000	—	—	7.1	—	15,000
TOTAL CLASS A	1,235,310	83,810	6.8%	7.7	244,760	877,220

(*) At the official exchange rate.
(**) Expected, approved but not yet under construction
Source: Cushman & Wakefield

Submarkets

As described above, most demand and most premium supply are concentrated in the Northern Corridor, with the San Eduardo Triangle being the most sought-after area due to its strategic location at the junction of two highways leading to the largest industrial ports (Rosario, Campana-Zárate and Buenos Aires), the largest cities (Buenos Aires, Rosario, Córdoba) and the Mercosur Corridor that connects Argentina with Brazil, Paraguay and Uruguay.  Many corporations, including multinational corporations, have chosen this area to base their logistics operations.

Logistic Submarkets in Buenos Aires

Northern Area
City of Buenos Aires (CABA)
Western Area
Southern Area
Escobar
Tigre
San Fernando
San Isidro
Grand Bourg
Don Torcuato
Martínez
Olivos
Jose C. Paz
Vicente López
San Miguel
Villa Ballester
Pilar
Moreno
Ituzaingó
Ramos Mejía
Avellaneda
Lanús
Wilde
Libertad
Varela
Monte Grande
Bosques
Ranelagh

Córdoba
Paraná
Rosario
Buenos Aires
Route 12 and 14 to Uruguay, Brazil and LATAM
Rafaela
San Francisco
Santa Fe
Carlos Paz
Villa Gral. Belgrano
Río Tercero
Oliva
Villa María
Bell Ville
Marcos Juárez
Río Cuarto
La Carlota
Venado Tuerto
San Nicolás de los Arroyos
San Pedro
Pergamino
Vicuña Mackenna
Laboulaye
Jovita
Huinca Renancó
Junín
Concepción del Uruguay
Gualeguaychú
Quilmes
La Plata
Ezeiza
Salto

Competition in the Logistics Market

Few players compete in the logistics market, which is characterized by private, mostly family-owned companies.  The most important companies in the logistics market are Exo Logistica (3 properties, 250,000 square meters), Plaza Logistica (3 properties, 183,000 square meters), Pacheco Trade Center (3 properties, 150,000 square meters), Tasa Logistica (5 properties, 130,000 square meters), Grupo Posadas (2 properties, 121,000 square meters) and Boguer (2 properties, 235,000 square meters).

Historical Trends and Perspectives

Since 2009, the logistics market has incorporated, on average, around 100,000 square meters per year, according to Colliers International.  Net absorption has kept pace with or exceeded new production (in 2013, 203,000 square meters were absorbed).  Meanwhile, vacancy rates have remained at 5% since 2009 and lease rates have fluctuated between US$8 and US$9 per square meter (at the Official Exchange Rate).  Lease rate prices are expected to rise as companies’ activity grows after 2015, and demand for modern PLCs is expected to rise.  Supply is expected to grow at a slower pace due to the long production cycles of the industry, supporting the expected convergence of lease rates as the Official and Blue-Chip Exchange Rates converge.  Demand is expected to further increase thereafter as the charts below depict.

Source: Colliers, Cushman & Wakefield, Newmark Grubb, TGLT data

Source: Colliers, Cushman & Wakefield, TGLT data.

EXCHANGE RATES

From April 1, 1991 until the end of 2001, Law No. 23,928, or the Convertibility Law, established a regime under which the Central Bank was obliged to sell U.S. dollars at a fixed rate of one Peso per U.S. dollar.  On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency Law, formally ending the Convertibility Law, abandoning over ten years of U.S. dollar-Peso parity and eliminating the requirement that the Central Bank’s reserves in gold, foreign currency and foreign currency denominated debt be at all times equivalent to 100% of the monetary base.

The Public Emergency Law, in effect until December 31, 2017, granted the Argentine government the power to set the exchange rate between the Peso and foreign currencies and to issue regulations related to the foreign exchange market.  Following a brief period during which the Argentine government established a temporary dual exchange rate system, pursuant to the Public Emergency Law, the Peso has been allowed to float freely against other currencies since February 2002, although the Central Bank has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

After several years of moderate variations in the nominal exchange rate, in 2012 the Peso lost approximately 14% of its value with respect to the U.S. dollar.  This was followed in 2013 and 2014 by a devaluation of the Peso with respect to the U.S. dollar that exceeded 30%, including a loss of approximately 24% in January 2014.  In 2015, the Peso lost approximately 52% of its value with respect to the U.S. dollar, including a 10% devaluation from January 1, 2015 to September 30, 2015 and a 38% devaluation during the last quarter of the year, mainly concentrated after December 16, 2015. During the first quarter of 2016, the Peso fell to Ps.14.581 per US$1.00 as of March 31, 2016, a devaluation of approximately 10% as compared to the official exchange rate of Ps.13.069 per US$ 1.00 as of January 4, 2016.

The following table sets forth the annual high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. dollar and not adjusted for inflation.  There can be no assurance that the Peso will not depreciate or appreciate again in the future.  The Federal Reserve Bank of New York does not report a noon buying rate for Pesos.

	Exchange Rates
	High(1)	Low(1)	Average(1)(2)	Period-end(1)
2010	3.9857	3.7942	3.9127	3.9758
2011	4.3035	3.9715	4.1302	4.3032
2012	4.9173	4.3048	4.5515	4.9173
2013	6.5180	4.9228	5.4789	6.5180
2014	8.5555	6.5430	8.1188	8.5520
2015	13.7633	8.5537	9.2689	13.0050
2015
January 2015	8.6395	8.5537	8.6024	8.6395
February 2015	8.7260	8.6488	8.6859	8.7243
March 2015	8.8197	8.7310	8.7790	8.8197
April 2015	8.9047	8.8260	8.8657	8.9047
May 2015	8.9893	8.9103	8.9487	8.9893
June 2015	9.0865	8.9965	9.0416	9.0865
July 2015	9.1873	9.0920	9.1425	9.1873
August 2015	9.2955	9.1937	9.2433	9.2955
September 2015	9.4192	9.3020	9.3652	9.4192
October 2015	9.5460	9.4263	9.4896	9.5460
November 2015	9.6880	9.5540	9.6272	9.6880
December 2015	13.7633	9.6975	11.4278	13.0050
2016
January 2016	13.4550	13.0692	13.2621	13.4550
February 2016	15.5842	14.0883	14.8146	15.5842
March 2016	15.9192	14.5093	15.1843	14.6273
April 2016	14. 7792	14.1400	14.4095	14.2582
May 2016	14.2600	13.9600	14.1377	14.0127

(1)                                 Reference exchange rate published by the Central Bank.
(2)                                 Based on daily averages.

EXCHANGE CONTROLS

In January 2002, with the approval of the Public Emergency Law, Argentina declared a state of public emergency in its social, economic, administrative, financial and foreign exchange matters and authorized the Argentine Executive Branch to establish a system to determine the foreign exchange rate between the Peso and foreign currencies and to issue foreign exchange-related rules and regulations.  On February 8, 2002, through Decree No. 260/2002, the Argentine Executive Branch established (i) a single and free-floating foreign exchange market, known as the MULC, through which all foreign exchange transactions in foreign currency must be conducted, and (ii) that foreign exchange transactions in foreign currency must be conducted at the foreign exchange rate to be freely agreed upon among contracting parties, subject to the requirements and regulations imposed by the Central Bank. Below is a summary of the main regulations.

Inflow of Capital

Capital

New foreign financial indebtedness incurred by the private, non-financial sector, the financial sector and Argentine local governments will not be subject to the requirement of having the proceeds from such indebtedness initially transferred and settled through the MULC.  However, the settlement of funds through the MULC will be necessary for subsequent access to the MULC to repay principal and interest.  Pursuant to Communication “A” 5850, if the funds are credited to foreign-currency denominated local accounts in Argentina, it will be necessary to demonstrate the settlement of such funds.

Debt issuances by the private sector denominated in foreign currency, with principal and interest services not solely payable in Pesos in Argentina are to be subscribed in foreign currency and the proceeds must be settled through the MULC (Communication “A” 5265, as amended).

Any new financial indebtedness channeled through the MULC and any debt renewal with foreign creditors incurred by Argentine residents from the financial sector and from the private, non-financial sector, must be agreed and maintained for terms of at least 120 calendar days as from the date of the inflow of the funds into Argentina, settlement of the funds or renewal of the debt, as applicable, and they may not be prepaid before the lapse of said term, irrespective of the manner of cancellation of the obligation to the foreign creditor and of whether said cancellation is effected with or without access to the MULC (Communication “A” 5265, 5850 and 5890).  The primary issuance of publicly traded and listed securities is exempted from the provisions described in this paragraph.

Outflow of Capital

Payment of Services

There are no restrictions on remittances abroad for payment of services rendered by non-residents, irrespective of the item (freights, insurance, royalties, technical assistance, fees, etc.) (Communication “A” 5264 and 5850).  Access to the MULC for such payments requires the filing of documentation by residents evidencing the authenticity of the transaction related to the type of service rendered and the amount to be transferred abroad.

Communication “A” 5850, however, established a distinction between debt for services performed and/or accrued until December 16, 2015 and those performed and/or accrued thereafter.  For any services performed and/or accrued after December 16, 2015, any applicable payments may be paid without an amount limitation and will be allowed access to the MULC in accordance with the provisions of applicable regulations governing MULC access for the payment of services provided by non-residents.

In respect of debt incurred for services performed and/or accrued up to and including December 16, 2015, Communication “A” 5850, as amended by Communication “A” 5955, provides that payments may be paid and access to the MULC will be allowed, provided that applicable regulations are complied with, without amount limitations from April 22, 2016.

Payment of Profits (Dividends)

Access to the MULC is permitted for remittances abroad to pay dividends insofar as they arise from closed and audited financial statements (Communication “A” 5377).

In order to proceed with remittances abroad for payment of dividends, the entities involved must first verify that the debtor has complied with the reporting of (i) outstanding foreign indebtedness imposed under Communication “A” 3602 dated May 7, 2002 and (ii) direct investments pursuant to Communication “A” 4237 dated November 10, 2004, if applicable.

Other Regulations

Sales of Foreign Currency to Non-residents

Communication “A” 4662 published a restatement of regulations and issued new regulations applicable to access to the MULC by non-residents.

No prior Central Bank approval is required for any of the following transactions conducted by non-residents, insofar as all the requirements imposed in each case have been met:

(i)                                     Purchase of foreign currencies for remittances abroad provided that the documentation prescribed by the previously mentioned regulations has been furnished, in the examples stated below, when transactions relate to, or pertain to collections in Argentina, of:

1.1.                            Collections of services or sales proceeds of other portfolio investments and their profits, provided that the foreign beneficiary is either a real or legal person residing in or incorporated and established in domains, jurisdictions, territories or associated states that are considered “cooperators for the purposes of fiscal transparency” according to the provisions of Art. 1 of Decree No. 589/2013 (Communication “A” 5649).  These portfolio investment repatriations include, but are not limited to, portfolio investments in shares and ownership interests in local companies, investments in mutual funds and local trusts, purchases of portfolios of loans granted to residents by local banks, purchases of invoices and promissory notes for local business transactions, investments in local bonds issued in Pesos and in foreign currency payable locally, as well as purchases of other internal receivables.  For new portfolio investments by non-residents transferred and settled through the MULC on or after December 17, 2015, non-residents will be allowed access to the MULC for the repatriation of their investment without any need to obtain the Central Bank’s prior authorization, provided that the applicable minimum period of 120 calendar days from the date of the inflow of funds into Argentina has been complied with (Communication “A” 5899).

1.2.                            Indemnifications awarded by local courts in favor of non-residents.

1.3.                            Payments of Argentine imports.

(ii)                                  purchases of foreign currency by (i) diplomatic and consular representatives and diplomatic staff authorized in the country, and (ii) representations from courts, authorities or departments, special missions, bilateral commissions or bodies established by international treaties or agreements, to which Argentina is a party, to the extent that such transfers are made in the exercise of their respective functions;

(iii)                               purchases of foreign currency by international organizations and institutions acting as official export credit agencies, as listed in Communication “A” 4662; and

(iv)                              any other transaction when the non-resident has access to the MULC for the repatriation of funds at the time of collection (Communication “A” 5937).

The prior authorization of the Central Bank is also not required when the purchase of foreign currency or foreign banknotes by a non-resident does not exceed the equivalent of US$2,500 per calendar month across all entities authorized to deal in foreign currency transactions.

Formation of Off-shore Assets by Residents

On February 4, 2016, Communication “A” 5899, as amended by Communication “A” 5963, established that resident individuals, legal entities from the private sector organized in Argentina and not authorized to deal in foreign exchange, certain trusts and other estates domiciled in Argentina, as well as Argentine local governments, will be allowed access to the MULC without the prior authorization of the Central Bank with respect to the following types of transactions: real estate investments in a foreign country, loans extended to non-residents, direct investments abroad by residents, portfolio investments abroad by natural persons and legal entities, other investments by residents abroad, purchases of foreign currency banknotes in Argentina for holding purposes, purchases of traveler’s checks and donations, in each case provided that the following conditions are satisfied:

(i)	The total amount of the transactions may not exceed the equivalent of US$5.0 million in the calendar month across all entities authorized to perform foreign currency transactions.

(ii)

The entity must have received from the client a sworn statement indicating that the foreign exchange transaction to be conducted is in compliance with the limits established by applicable rules for the client’s operations across all entities authorized to perform foreign currency transactions.

(iii)

In the case of purchases of foreign currency banknotes and foreign currency that exceed the equivalent of US$500 per calendar month across all entities authorized to perform foreign currency transactions, the transaction may only be made by means of a debit against a checking account created in an Argentine financial institution in the client’s name, a transfer via MEP (Electronic Payment System) to the relevant entity from a client’s checking account or payment by a check drawn against a client’s own account.

(iv)

In the case of foreign currency sales to residents for the creation of portfolio investments abroad, the transfer must be made to an account under the name of the client performing the exchange transaction and created at a foreign bank or a financial entity that usually performs investment bank activities. Such banks or entities must not have been organized in countries or jurisdictions considered non-cooperative for fiscal transparency purposes under section 1 of Executive Decree No. 589/13, or in countries or jurisdictions where the Recommendations of the Financial Action Task Force are not followed or sufficiently followed. Non-cooperative countries or jurisdictions will be designated as such by the Financial Action Task Force (www.fatf-gafi.org). The identification of the foreign entity where the client’s account has been created and the account number must be recorded in the applicable exchange ticket.

For purposes of calculation of the above-mentioned limits as of the date when a new transaction is performed, in the case of purchases in foreign currencies other than the U.S. dollar, the Peso amount settled for each transaction will be computed at the bank’s reference exchange rate on the business day immediately preceding the day on which the transaction was performed.

In addition, residents that perform sales of their own offshore assets through the MULC on or after December 17, 2015 will not be subject to the limit established in item (i) above in order to exchange foreign currency for up to the amount of such sales’ proceeds transferred into Argentina.  Such access to the MULC over the established limit may only be used to make investments abroad in cases where such amounts from a foreign country were first transferred to Argentina.

Similarly, access to the MULC without the prior authorization of the Central Bank is allowed with respect to (a) purchases of foreign currency banknotes in Argentina by companies that are either wholly owned or controlled by the federal or a local government and trusts set up with public funds, to guarantee letters of credit and issue other types of guarantees in connection with import transactions, as well as to pay for import transactions; and (b)

purchases of foreign currency to guarantee import transactions, provided that the requirements set forth under Communication “A” 5937 are met.

In addition, the requirement to register foreign exchange transactions in the AFIP’s Exchange Transactions Consultation Program has been eliminated, which used to require all entities authorized to conduct operations related to foreign exchange to obtain prior approval by the Argentine tax authorities to execute any sale of foreign currency on behalf of their clients.

These rules do not preclude the enforcement of any other applicable rules for the prevention of money laundering, terrorism financing and other illicit activities.

Capital Markets

Securities-related transactions carried out through stock exchanges and authorized securities markets must be paid using any of the following mechanisms: (i) in Pesos; (ii) in foreign currency through electronic fund transfers from and to sight accounts in local financial institutions; and (iii) through wire transfers against foreign accounts.  Under no circumstances is the settlement of these securities purchase and sale transactions to be made in foreign currency bills or through deposits in escrow accounts or in third-party accounts (Communication “A” 4308).

Report of Issuances of Securities and Other Foreign Indebtedness of the Private Financial and Non-financial Sectors

Pursuant to Communication “A” 3602, dated May 7, 2002, as amended, all individuals and legal entities in the private financial and non-financial sectors must report their outstanding foreign indebtedness (whether Peso or foreign currency-denominated) at the end of each quarter.  The debts incurred and repaid within the same calendar quarter need not be reported.

Direct Investments Report

Communication “A” 4237 established reporting requirements in connection with direct investments made by local residents abroad and by non-residents in Argentina.  Direct investments are defined as those that reflect the long-standing interest of a resident in one economy (direct investor) in another economy’s resident entity, such as an ownership interest representing at least 10% of a company’s capital stock or voting rights.  The reporting requirements prescribed by this Communication “A” 4237 are to be met on a biannual basis.

MARKET INFORMATION

Market Price of Our Shares and ADSs

Our common shares have been trading on the MERVAL under the symbol “TGLT” since November 5, 2010. The ADSs have traded on the U.S. over-the-counter market under the symbol “TGLTY” since February 7, 2011.  We cannot assure you that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market subsequent to the offering at or above the initial public offering price. Each ADS represents 15 common shares.  Following this offering, we expect the ADSs to trade on the NYSE under the symbol “TGLT.”

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the common shares on the MERVAL, in Pesos and U.S. dollars. U.S. dollar per common share amounts have been translated into U.S. dollars at the exchange rate of the Peso with respect to the U.S. dollar reported by the Central Bank on the date of each quote. Consequently, U.S. dollar prices presented below are affected by both fluctuations on common share prices in Pesos and daily exchange rate fluctuations.

	Pesos		U.S. dollar
	Price per Common Share		Price per Common Share
	High	Low	High	Low
Annual (Year Ended December 31):
2011	11.35	9.30	2.70	2.29
2012	11.70	6.50	2.70	1.33
2013	8.55	7.50	1.60	1.50
2014	9.95	6.71	1.26	0.80
2015	19.00	7.95	1.95	0.91
Quarterly:
Second Quarter 2014	8.00	8.00	0.99	0.99
Third Quarter 2014	6.71	6.71	0.80	0.80
Fourth Quarter 2014	8.49	7.65	1.00	0.90
First Quarter 2015	10.80	7.95	1.22	0.91
Second Quarter 2015	11.35	9.40	1.29	1.05
Third Quarter 2015	11.20	9.50	1.19	1.02
Fourth Quarter 2015	19.00	11.00	1.95	1.16
First Quarter 2016	17.50	15.50	1.26	1.14
Second Quarter 2016 (through June 10, 2016)	18.40	14.50	1.26	0.99
Most Recent Six Months:
December 2015	19.00	16.70	1.95	1.31
January 2016	17.50	15.50	1.35	1.14
February 2016	17.20	16.10	1.11	1.14
March 2016	16.20	16.20	1.02	1.13
April 2016	18.40	14.50	1.26	0.99
May 2016	18.40	16.20	1.26	1.11
June 2016 (through June 10, 2016)	17.30	16.00	1.19	1.10

Trading of the common shares on the Merval is limited and sporadic. In 2014 and 2015, a total of 542,200 and 629,700 shares were traded in Merval which represented 0.77% and 0.90% of total shares outstanding, respectively. Also, our stock traded during 27 and 96 trading days of a total 259 and 260 trading days in 2014 and 2015, respectively. On June 10, 2016, the last reported sales price of our common shares on the MERVAL was Ps.17.00 per share, or US$ 1.23 per share based on the rate of exchange on that day.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the ADSs as reported on the Over the Counter market, or Pink Sheets.  All prices have been adjusted to reflect the change in the number of shares represented by each ADS from five shares per ADS to 15 shares per ADS that became effective on April 20, 2016.

Dollars
Price per ADS
	High	Low
Annual (Year Ended December 31):
2011	-	-
2012	10.50	10.50
2013	-	-
2014	8.94	8.94
2015	18.75	11.70
Quarterly:
Second Quarter 2014	-	-
Third Quarter 2014	-	-
Fourth Quarter 2014	8.94	8.94
First Quarter 2015	-	-
Second Quarter 2015	13.5	11.70
Third Quarter 2015	-	-
Fourth Quarter 2015	18.75	18.75
First Quarter 2016	-	-
Second Quarter 2016	-	-
Third Quarter 2016 (through June 10, 2016)	-	-
Most Recent Six Months:
December 2015	18.75	18.75
January 2016	-	-
February 2016	-	-
March 2016	-	-
April 2016	-	-
May 2016	-	-
June 2016 (through June 10, 2016)	-	-

Trading of the ADSs on the Pink Sheets is extremely limited and sporadic.  On December 7, 2015, the last reported sales price of our ADSs as reported on the Pink Sheets was US$18.60 per ADS.

Trading in the Argentine Securities Market

The securities market in Argentina comprises 14 markets.  Securities listed on these markets include, among others, corporate equity and bonds and government securities.

MERVAL and the Mercado Abierto Electrónico S.A., or the MAE, are the principal markets in Argentina and are two of the largest markets in Latin America in terms of market capitalization.  The MERVAL handles approximately 95% of all equity trading in Argentina.

Although companies may list all of their capital stock on the MERVAL, in most cases the controlling shareholders retain the majority of a company’s capital stock.  This results in only a relatively small percentage of most companies’ stock being available for active trading by the public on the MERVAL.

In order to control price volatility, the MERVAL operates a system pursuant to which the negotiation of a particular stock or debt security is suspended for a 15-minute period when the price of the security registers a variation on its price between 10% and 15% and between 15% and 20%.  Any additional 5% variation on the price of the security after that results in additional 10-minute successive suspension periods.  The MAE operates a similar system that suspends the negotiation of securities of a particular issuer for 30 minutes when the price of the debt security registers a 10% price variation against the closing price on the previous day.  If, after the 30-minute suspension the price of the debt security increases or decreases an additional 15% against the closing price on the previous day, the trading of the debt security is suspended for the rest of the day.  Trading on the issuer’s debt securities is resumed on the following day.

In 2013, the shareholders of the MERVAL and the Buenos Aires Stock Exchange entered into a framework agreement to create Bolsas y Mercados Argentinos S.A. for the purposes of operating a stock market in accordance with the requirements of the Capital Markets Act.  The new entity will be formed by a spin-off of certain assets of the MERVAL relating to its stock market operations and the Buenos Aires Stock Exchange will make further capital contributions to such entity.  In addition, a request to the CNV has been made for authorization of a public offering of the shares of such entity.  The MERVAL and the Buenos Aires Stock Exchange also entered into memoranda of understanding with Mercado de Valores de Cordoba S.A. to integrate the stock market of Córdoba into a federal stock market managed by Bolsas y Mercados Argentinos S.A., and with several brokers of the city of Santa Fe, Province of Santa Fe, for them to act within such federal market.

As of the date of this prospectus, the required authorization from the CNV with respect to the spin-off mentioned above and the public offering of the shares of Bolsas y Mercados Argentinos S.A. is pending.

CNV Resolution No. 17,501/2014 authorized the Buenos Aires Stock Exchange to act as a qualified entity for purposes of carrying out the activities referred to in paragraphs b), f) and g) of Article 32 of the Capital Markets Act on account of the delegation by the MERVAL pursuant to the “Agreement on Delegation of Functions” dated February 26, 2014 between the Buenos Aires Stock Exchange and MERVAL.  As a result, the Buenos Aires Stock Exchange is authorized to suspend and cancel the listing or trading of securities in the form prescribed by the applicable regulations.  In this context, on January 8, 2015, the MERVAL set the terms on which the delegation to the Buenos Aires Stock Exchange is to be implemented to ensure the continuity of securities trading.

Regulation of the Argentine Securities Market

The Argentine securities markets are governed generally by the Capital Markets Act, which regulates securities exchanges, stockbrokers, market operations and public offerings of securities, and the CNV Rules.  The Capital Markets Act established the authority and powers of the CNV as the regulator of the local capital markets.

The CNV is a governmental entity that oversees the regulation of the Argentine securities markets and is responsible for authorizing public offerings of securities and supervising brokers, public companies, mutual funds and clearinghouses.  Public offerings and the trading of futures and options are also under the jurisdiction of the CNV.  Argentine insurance companies are regulated by a separate government agency, while financial institutions are regulated mainly by the Central Bank.

Most debt and equity securities traded on the exchanges and the over-the-counter market must, unless otherwise instructed by the shareholders, be deposited by shareholders with Caja de Valores S.A. or Caja de Valores, which is a corporation owned by the Buenos Aires Stock Exchange, the MERVAL and certain provincial exchanges. Caja de Valores is the central securities depository of Argentina, which provides central depository facilities for securities, acts as a clearinghouse for securities trading and acts as a transfer and paying agent.  Caja de Valores also handles settlement of securities transactions carried out by the Buenos Aires Stock Exchange and operates the computerized exchange information system.

Although in the first half of the 1990s changes to the legal framework were introduced permitting the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there was still a relatively low level of regulation of the market for Argentine securities and investors’ activities in that market, and enforcement of existing regulatory provisions was extremely limited until 2001, when Decree No. 677/2001 was issued, which contemplated much of the current regulations incorporated in the Capital Markets Act.  The enactment of the Capital Markets Act and its regulatory Decree No.1023 empowered the CNV to strengthen disclosure and regulatory standards for the Argentine securities market. This strengthening has been done through changes to the CNV Rules as implemented through Resolution 622/2013.

In order to offer securities to the public in Argentina, an issuer must meet certain requirements established by the CNV regarding assets, operating history, management and other matters, and only securities for which an application for a public offering has been approved by the CNV may be listed on the corresponding authorized market.  This approval does not imply any kind of certification of assurance related to the merits of the quality of the securities or the solvency of the issuer.  Issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements, as well as various other periodic reports, with the CNV and the corresponding authorized market.

CNV rules also provide that any individual or entity that, either directly or indirectly, purchases or sells securities, alters its direct or indirect participation in the share capital of a publicly traded company, converts debt securities into stock or exercises purchase or sale options of any such securities must immediately report such purchase, sale, alteration, conversion or exercise to the CNV, provided that the securities involved represent at least 5% of the voting rights of the publicly-traded company.  Any additional variation in such voting rights must be reported to the CNV.

Consequently, the purchase of securities, including the ADSs, that represent at least 5% of our voting rights and, after that, any subsequent purchase, sale, alteration, conversion or exercise of rights, must be reported to the CNV as set forth above.

CAPITALIZATION

The following table sets forth our total capitalization, cash and cash equivalents and shortterm investments as of March 31, 2016.

•                  on an actual basis;

•                  on a pro forma basis to give effect to the recognition of the accumulated loss pursuant to the account “Premiums of issuance” in the amount of Ps.257,434,075 approved by a resolution of the Shareholders’ Meeting on April 14, 2016 (see Note 44 to our audited financial statements); and

•                  on a pro forma, as adjusted basis to also give effect to the receipt by us of approximately US$     (Ps.      based on the exchange rate of Ps.   per US$1.00 reported by the Central Bank on             , 2016) in estimated net proceeds from the sale of       common shares in the global offering, including          ADSs offered by this prospectus.

You should read this table together with our consolidated financial statements and the related notes, which we include elsewhere in this prospectus, and with the information under “Selected Consolidated Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2016
	Actual	Pro Forma	Pro Forma, as adjusted
	(in Ps.thousands)
Cash and Cash Equivalents	252,606.2	252,606.2
Indebtedness:
Bank loans	213,875.4	213,875.4
Corporate Notes	87,509.4	87,509.4
Overdrafts	72.7	72.7
Other loans	30,769.3	30,769.3
Short-term Indebtedness	332,226.8	332,226.8
Corporate Notes	153,046	153,046
Long-term Indebtedness	153,046	153,046

Total indebtedness	485,272.9	485,272.9

Shareholders’ equity:
Common stock	70,349.5	70,349.5
Additional paid-in capital on common stock	380,779.9	123,345.8
Retained earnings	(281,444.9)	(24,010.8)
Other elements from equity	(30,326.7)	(30,326.7)

Total equity attributable to us	139,357.8	139,357.8
Non-controlling interests	42,588.0	42,588.0

Total shareholders’ equity	181,945.8	181,945.8

Total capitalization	667,218.6	667,218.6

DILUTION

At December 31, 2015, we had a book value of Ps.215.1 million, corresponding to a book value of US$0.21 per common share or US$3.14 per ADS (Ps.3.06 per common share or Ps.45.87 per ADS, using the reference exchange rate published by the Central Bank at March 31, 2016 for Pesos into U.S. dollars of Ps.14.6273 to US$1.00 and the ratio of 15 common shares to one ADS).  Book value per share represents the amount of our total assets, minus our total liabilities, divided by the total number of our shares outstanding at December 31, 2015.

After giving effect to the sale by us of                        common shares offered by us in the global offering, and assuming (i) an offering price of US$            per common share, the midpoint of the price range set forth on the cover page of this prospectus (and assuming that ADSs are offered in the global offering at 15 times that price, reflecting the ratio of common shares per ADS), and (ii) the international underwriters have not exercised the option to purchase additional shares and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us of US$          million or US$        per common share, which represent       % of the gross proceeds, our book value estimated at December 31, 2015 would have been approximately Ps.             million, representing US$            per common share, or US$            per ADS.  This represents an immediate increase in book value of US$            per common share or US$            per ADS to existing shareholders and an immediate dilution in book value of US$            per common share, or US$            per ADS to new investors purchasing common shares in the global offering.  Dilution for this purpose represents the difference between the price per common share or ADS paid by these purchasers and book value per common share or ADS immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing common shares, including common shares in the form of ADSs, in the global offering:

As of December 31, 2015
Assumed initial offering price	Common shares	ADSs
Book value per common share or ADS	Ps.	US$
Increase in book value per common share or ADS attributable to new investors
Pro forma book value per common share or ADS after the global offering
Dilution per common share or ADS to new investors
Percentage of dilution in book value per common share or ADS for new investors(1)

(1) Percentage of dilution for new investors is calculated by dividing the dilution in book value for new investors by the price of the offering.

The following table sets forth, on a pro forma basis as of         , 2016, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing shareholders and by new investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus:

	Shares Purchased			Total Consideration			Average Price
	Number	Percent		Amount	Percent		Per Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100.00%			$100.00%		$

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by existing stockholders will be reduced to             % of the total number of shares of common stock to be outstanding after the offering, and the number of shares of common stock held by the new investors will be increased to                      shares or             % of the total number of shares of common stock outstanding after the offering.

Each US$1.00 increase (decrease) in the offering price per common share or ADS would increase (decrease) the book value after the global offering by US$            per common share or US$            per ADS assuming no exercise of the option to purchase additional shares granted to the international underwriters and the dilution to investors in the offering by US$            per common share or US$            per ADS.

If the international underwriters exercise the option to purchase additional shares in full from us, the net tangible book value after the global offering would increase by US$            per common share or US$            per ADS and investors in this offering will incur an additional immediate dilution of US$            per common share or US$            per ADS.

SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus and in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The following table contains our selected consolidated financial data as of the dates and for the periods indicated. The selected consolidated financial data as of for the fiscal years ended December 31, 2015 and December 31, 2014 have been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS. The selected consolidated interim financial data as of March 31, 2016 and for the three months ended March 31, 2016 and March 31, 2015 have been derived from our unaudited interim consolidated financial statements, which have been prepared in accordance with IFRS. We have prepared the selected consolidated financial information set forth below on the same basis as our audited consolidated financial statements. Our results as of and for the three months ended March 31, 2016 are not necessarily indicative of the results to be expected for the entire year 2016 or any other period.

Our consolidated financial statements are prepared and presented in Pesos, which is our presentation currency.  All tables, if not expressly otherwise stated, in this prospectus are therefore in Pesos.  Our historical results are not necessarily indicative of the results that may be expected in the future.

Key figures are translated into U.S. dollars as additional information as a service to readers of this prospectus in the US. The U.S. dollar is not our functional currency, which is Pesos. The conversion of currency in the tables below has been made by use of a convenience rate for all figures including those from previous periods.  This rate is the bid-closing rate as per December 31, 2015, which was Ps.12.94 per one U.S. dollar and the bid-closing rate as per March 31, 2016, which was Ps.14.60 per one U.S. dollar, both as published by the National Bank of Argentina.

Consolidated Statement of Loss and Other Comprehensive Loss Data:

	Year ended December 31,			Three months ended March 31,
	2015	2015	2014	2016	2016	2015
	(in thousands)			(Unaudited, in thousands)
	(US$)	(Ps.)	(Ps.)	(US$)	(Ps.)	(Ps.)

Revenue(1)	64,066	829,008	415,422	12,569	183,502	143,612
Costs(2)	(50,636)	(655,231)	(348,678)	(10,181)	(148,639)	(107,881)
Gross profit	13,430	173,777	66,744	2,388	34,863	35,731

Sales expenses	(5,852)	(75,731)	(46,401)	(1,230)	(17,951)	(10,415)
Administrative expenses	(6,501)	(84,119)	(60,663)	(2,028)	(29,602)	(19,491)
Operating profit	1,077	13,927	(40,321)	(870)	(12,690)	5,825

Other expenses	(30)	(383)	(451)	(8)	(122)	(75)
Financial results:
Exchange difference	(2,649)	(34,282)	(39,195)	(338)	(4,935)	(11,187)
Financial income	3,487	45,117	97,367	259	3,775	12,752
Financial costs	(6,382)	(82,579)	(40,155)	(1,971)	(28,775)	(12,057)
Other income and expenses, net	15	198	8,622	841	12,275	6
Loss for the year before Income Tax	(4,482)	(58,001)	(14,133)	(2,087)	(30,472)	(4,735)

Income Tax	802	10,379	(3,687)	415	6,055	(85)
Loss for the year	(3,680)	(47,623)	(17,820)	(1,672)	(24,417)	(4,820)

Other comprehensive income that will be reclassified in gain or loss
Difference for the conversion of a net investment abroad	(1,609)	(20,824)	(673)	(600)	(8,756)	(606)
Total of other comprehensive loss	(1,609)	(20,824)	(673)	(600)	(8,756)	(606)
Total comprehensive loss for the year	(5,289)	(68,446)	(18,493)	(2,272)	(33,173)	(5,427)

Total comprehensive loss for the year attributable to:
Equity holders of the parent	(3,483)	(45,077)	(18,713)	(1,644)	(24,011)	(5,193)
Non-controlling interests	(197)	(2,546)	893	(28)	(406)	372
Total for the year	(3,680)	(47,623)	(17,820)	(1,672)	(24,417)	(4,820)

Loss per share attributable to equity holders of the parent
Basic	(0.05)	(0.64)	(0.27)	(0.34)	(0.34)	(0.07)
Diluted	(0.05)	(0.64)	(0.27)	(0.34)	(0.34)	(0.07)
Average estimated number of ordinary shares for purposes of earnings per basic share	70,349,485	70,349,485	70,349,485	70,349,485	70,349,485	70,349,485

Loss for the year attributable to:
Equity holders of the parent	(5,092)	(65,900)	(19,386)	(2,244)	(32,767)	(5,799)
Non-controlling interests	(197)	(2,546)	893	(28)	(406)	372
Total for the year	(5,289)	(68,446)	(18,493)	(2,272)	(33,173)	(5,427)

(1)                                 Revenue is recognized upon delivery of units on the basis of the fair value of the consideration charged or to be charged, taking into account the estimated amount of any deduction, bonus, or commercial reduction.

(2)                                 Includes, among others, land, construction costs, fees for professional services such as architectural and engineering services, licenses and salaries paid to our employees that are dedicated to construction activities. In addition, we finance certain of our projects with debt in Pesos and U.S. dollars, the interest expenses and foreign exchange-related expenses (in the case of debt denominated in U.S. dollars) of which are recognized as costs upon delivery of our units.

Consolidated Balance Sheet Data:

	As of December 31,			As of March 31,
	2015	2015	2014	2016	2016
	(in thousands)			(Unaudited, in thousands)
	(US$)	(Ps.)	(Ps.)	(US$)	(Ps.)

ASSETS
Current assets
Cash and cash equivalents	7,347	95,073	56,369	17,302	252,606
Financial instruments	—	—	4,107	144	2,107
Accounts receivable	2,405	31,119	18,021	1,943	28,374
Other receivables	20,520	265,525	205,277	19,428	283,650
Receivables from related parties	615	7,952	10,636	511	7,462
Inventory	240,849	3,116,584	2,376,299	225,760	3,296,095
Total current assets	271,736	3,516,254	2,670,710	265,088	3,870,294
Non-current assets
Other receivables	64	829	2,091	44	641
Investment property under construction	2,653	34,327	33,982	2,357	34,406
Property, plant and equipment	761	9,849	9,428	712	10,390
Intangible assets	96	1,246	957	82	1,197
Tax assets	26,622	344,494	316,203	26,133	381,532
Goodwill	8,612	111,446	111,446	7,633	111,446
Total non-current assets	38,808	502,191	474,107	36,961	539,612
Total assets	310,544	4,018,444	3,144,817	302,049	4,409,906
LIABILITIES
Current Liabilities
Accounts payable	32,125	415,701	245,294	30,548	446,005
Short-term financial debt	30,297	392,038	291,379	22,755	332,227
Financial instruments	—	—	6,246	—	—
Salaries and social security	1,529	19,789	11,389	1,301	18,989
Tax liabilities	573	7,412	5,855	191	2,785
Other tax burdens	3,012	38,980	10,110	3,263	47,643
Outstanding sums due to related parties	25,809	333,973	285,031	22,903	334,378
Advanced payments from clients	170,003	2,199,841	1,592,640	173,285	2,529,960
Other accounts payable	960	12,428	6,441	1,458	21,288
Total current liabilities	264,308	3,420,164	2,454,385	255,704	3,733,274
Non-current liabilities
Accounts payable	679	8,781	9,566	652	9,512
Long-term financial debt	4,538	58,718	92,918	10,483	153,046
Tax liabilities				277	4,042
Other tax liabilities	241	3,120	104	188	2,741
Other accounts payable	3,628	46,944	36,808	2,416	35,280
Deferred tax liabilities	20,525	265,600	267,476	19,867	290,065
Total non-current liabilities	29,611	383,162	406,872	33,883	494,686
Total liabilities	293,919	3,803,326	2,861,257	289,587	4,227,960

EQUITY
Share capital	5,437	70,349	70,349	4,818	70,349
Premiums of issuance	29,228	378,209	378,209	25,905	378,209
Capital contribution	199	2,571	8,057	176	2,571
Transactions between shareholders	—	—	(5,486)	—	—
Foreign currency translation reserve	(1,667)	(21,574)	(751)	(2,077)	(30,331)
Legal reserve	—	4	4	—	4
Retained earnings	(19,894)	(257,434)	(212,357)	(19,277)	(281,445)
Allocated to the equity owners of the parent	13,302	172,125	238,025	9,545	139,358
Allocated to the non-controlling interests	3,323	42,994	45,535	2,917	42,588
Total equity	16,625	215,119	283,560	12,462	181,946
Total liabilities and equity	310,544	4,018,444	3,144,817	302,049	4,409,906

Statement of Consolidated Cash Flows Data:

	Year ended December 31,			Three months ended March 31,
	2015	2015	2014	2016	2016	2015
	(in thousands)			(Unaudited, in thousands)
	(US$)	(Ps.)	(Ps.)	(US$)	(Ps.)	(Ps.)

Beginning cash and cash equivalents(1)	4,228	54,707	119,867	6,335	92,489	54,707
Net cash flow provided by (used in) operating activities	(1,698)	(21,976)	(112,162)	8,648	126,258	14,804
Net cash flow provided by (used in) investment activities	(353)	(4,567)	(38,514)	(102)	(1,483)	(359)
Net cash flow provided by (used in) financing activities	4,971	64,325	85,515	2,220	32,410	(2,852)
Ending cash and cash equivalents(1)	7,148	92,489	54,707	17,101	249,674	66,299

(1)                                 Excludes a restricted certificate of deposit in U.S. dollars for Ps.2.6 million (US$0.2 million) and Ps.1.7 million (US$0.2 million) for the fiscal years ended December 31, 2015 and 2014, respectively, and excludes a restricted certificate of deposit in U.S. dollars for Ps.2.9 million (US$0.2 million) and Ps.1.7 million (US$0.2 million) for the three months ended March 31, 2016 and 2015, respectively.  See note 5 (Cash and equivalents) and note 31.8 (Restricted assets) to our audited consolidated financial statements for additional information.

Other Financial Data:

	Year ended December 31,			Three months ended March 31,
	2015	2015	2014	2016	2016	2015
	(US$ thousands)	(Ps. thousands)	(Ps. thousands)	(US$ thousands)	(Ps. thousands)	(Ps. thousands)
Adjusted gross profit(1)	19,045	246,435	86,092	3,366	49,149	47,613
Adjusted operating profit(2)	6,692	86,585	(20,973)	108	1,596	17,707

(1)                                 Adjusted gross profit represents gross profit before the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

(2)                                 Adjusted operating profit represents operating profit before the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

Adjusted gross profit and adjusted operating profit are presented as supplemental information and are not financial measures under IFRS.  We believe that these are useful indicators of our operating performance because they provide an indication of our operating performance, independent of our financing decisions. Additionally, these metrics may allow for the comparison of our results with other companies in the industry that use similar financial measures as well as with other companies whose financing costs are not included in their gross or operating profit. However, adjusted gross profit and adjusted operating profit should not be considered in isolation, as substitutes for gross profit and operating profit determined in accordance with IFRS or as a measure of a company’s profitability.  In addition, our calculation of adjusted gross profit and adjusted operating profit may not be comparable to other companies’ similarly titled measures.  See “Presentation of Financial and Other Information—Non-IFRS Information.”

The following table presents a reconciliation of our gross profit to adjusted gross profit for the specified years and periods:

	Year ended December 31,			Three months ended March 31,
	2015	2015	2014	2016	2016	2015
	(US$ thousands)	(Ps. thousands)	(Ps. thousands)	(US$ thousands)	(Ps. thousands)	(Ps. thousands)

Gross profit	13,430	173,777	66,744	2,388	34,863	35,731
(+) Capitalized interest(1)	5,615	72,658	19,348	978	14,286	11,882
Adjusted gross profit	19,045	246,435	86,092	3,366	49,149	47,613

(1)           The portion of costs representing the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

The following table presents a reconciliation of our operating profit to adjusted operating profit for the specified years and periods:

	Year ended December 31,			Three months ended March 31,
	2015	2015	2014	2016	2016	2015
	(US$ thousands)	(Ps. thousands)	(Ps. thousands)	(US$ thousands)	(Ps. thousands)	(Ps. thousands)

Operating profit	1,077	13,927	(40,321)	(870)	(12,690)	5,825
(+) Capitalized interest(1)	5,615	72,658	19,348	978	14,286	11,882
Adjusted operating profit	6,692	86,585	(20,973)	108	1,596	17,707

(1)           The portion of costs representing the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

Operating Data:

The following table presents certain operating data for the specified years which we believe are useful indicators of our operating performance. Our revenues in any period are substantially driven by the number of contracted sales of our units in prior periods. We present the contracted sales of our real estate inventory, including information related to the number of apartments, area sold and average price per sqm sold as indicators of the revenue to be recognized in future periods. We also present information related to the apartments and their area and average price delivered in each period, operating data that is essential to undersanding the revenue recognized in each period. We recognize revenue upon delivery of units on the basis of the fair value of the consideration charged or to be charged, taking into account the estimated amount of any deduction, bonus, or commercial reduction. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Critical Accounting Policies and Estimates—Revenue Recognition” for a discussion of our revenue recognition policy and “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Results of Operations for the Years Ended December 31, 2015 and December 31, 2014 and for the Three Months ended March 31, 2016 and 2015—Gross Profit—Revenue” for a reconciliation of the area delivered with IFRS revenue.

	Year ended December 31,		Three months ended March 31,
	2015	2014	2016	2015
Contracted sales (Ps. millions)	1,052.4	749.3	589.8	194.6
Apartments sold	314	243	105	66
Area sold (sqm)	25,829	20,800	6,326	5,778
Avg. price per sqm sold (Ps.)	40,744	36,022	93,235	33,688
Apartments delivered	271	257	17	37
Area delivered (sqm)	33,576	32,787	4,484	9,103
Avg. price per sqm delivered (Ps.)	24.690	12.670	40.926	15.776

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Forward-looking Statements,” “Risk Factors,” and the matters set forth in this prospectus generally.

This discussion should be read in conjunction with our consolidated financial statements which are included elsewhere in this prospectus.

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2015 and 2014 relate to the fiscal years ended December 31, 2015 and 2014, respectively, and references to interim periods in 2016 and 2015 relate to the three months ended March 31, 2016 and 2015, respectively.

We maintain our accounting books and records in Pesos.  Our audited consolidated financial statements as of and for the years ended December 31, 2015 and 2014, and our interim consolidated financial statements as of and for the three months ended March 31, 2016 and 2015, have been prepared in accordance with the accounting policies based on the IFRS as issued by the International Accounting Standards Board, or IASB, and the interpretations issued by the IFRIC applicable as of such date.

Overview

We are one of the fastest growing integrated real estate companies in Argentina in terms of developed area, with substantial focus in Argentina.  Since our establishment in 2005, we have focused on the development of residential properties, and are currently expanding our commercial real estate operations, particularly in the office and logistics sectors.

We have a proven track record of implementing our integrated business model to achieve substantial growth, in particular since our IPO on the MERVAL on November 5, 2010, through which we raised approximately Ps.220 million to fund our aggressive growth plan in the residential real estate sector.  We have also developed mixed-use residential and commercial projects since 2010. By successfully deploying the capital we raised through our MERVAL IPO despite the economic challenges facing Argentina since the crisis in 2001-2002, we have achieved significant growth, with contracted sales increasing from US$41.3 million (Ps.161.5 million) for the fiscal year ended December 31, 2010—the year of our IPO on the MERVAL—to US$113.6 million (Ps.1.052,4 million) for the fiscal year ended December 31, 2015, at the average exchange rate of the applicable year, achieving a compound growth rate in U.S. dollars of 22.4% for this period. We are now the largest residential real estate company in Argentina in terms of total GSA, with more than 596,000 square meters (including our Forum Puerto del Buceo project in Montevideo, Uruguay) in different stages of development, across 11 large projects with 94 buildings.

Our integrated business model is comprised of three business lines:

•                  Residential: For over ten years we have successfully developed for-sale multifamily residential and mixed-use projects in Buenos Aires and Rosario, Argentina and Montevideo, Uruguay.  We have targeted high-income segments of the population that can afford to buy real estate in cash, without mortgage credit assistance, given the particularities of the markets in which we operate.  However, we have also developed several large projects targeted at middle income segments of the population.  We believe that ongoing economic reforms, in particular the expected expansion of available mortgage credit and the expected resulting increase in demand, will positively impact the residential real estate sector specifically, and provide us with significant opportunities for growth and enhanced margins.  Our residential projects are in varying stages of development.

•                  Commercial: Our plan is to identify and invest in opportunities in the for-lease Class A office building and PLC sectors, primarily in the Buenos Aires metropolitan area.  We believe that a strong and sizable portfolio of office and logistics assets will provide us with stable, long-term cash flows from lease payments which will help us fund new developments and counterbalance the higher volatility of our residential projects.  Between 2008 and 2011, we developed for-sale office buildings in Rosario, Argentina and in 2014 we acquired 31% of a property for the development of a for-lease 23,000 square meter GLA, office building in Buenos Aires.  We are seeking permits to develop a 6,000 square meter GLA for-lease office building within our Brisario mixed-use project in Rosario. We expect that this project will be delivered in the fourth quarter of 2018, and will require a total investment of Ps.256.2 million (US$ 19.97 million), of which we have invested Ps.16.2 million (US$ 1.11 million) as of March 31, 2016. Additionally, we have commenced negotiations for the potential acquisition of properties in the Buenos Aires metropolitan area.  While we have not yet acquired rights to these additional sites, we believe that these and other sites that we have identified represent a strong pipeline of strategically located properties for commercial development. A substantial portion of the proceeds from this offering will be used to grow our portfolio of commercial properties. The price and other terms of acquisition have not been agreed to with respect to the properties included in the pipeline and none of the pipeline property acquisitions are probable.  There can be no assurance that we will complete any of the acquisitions under negotiation or analysis.

•                  Services:  We provide specialized value-added services, including brokerage, in order to optimize our customers’ experience, as well as maximize our control over the marketing process. These kinds of services allow us to increase the revenue we generate from our own projects by expanding our margins and generating additional revenue from third-party developments.  We also believe that through our services we create significant synergies for our operations, including obtaining market intelligence and providing the highest standard of customer care.

Factors That Affect Our Results

Our historical results of operations relate mainly to our residential real estate business and are driven by the number of units we deliver in a reporting period, our mix of units sold, unit prices, land purchase prices and our construction and related financing costs.  These results are also affected by a number of factors that may impact the Argentine residential real estate sector as a whole, including:

•                  prices of suitable land in particular areas;

•                  availability of mortgage credit;

•                  foreign direct investment;

•                  political stability;

•                  regulation of real estate development imposed by national, regional and local laws and regulators, and the time required to obtain applicable construction permits and licenses;

•                  the unemployment rate and wage levels;

•                  prevailing interest rates and availability of financing;

•                  the supply of real estate units in the market; and

•                  the price of materials, insurance, taxes and other public charges.

In addition, our net profit is significantly affected by the financing and commercial arrangements we use to purchase land and to finance the development of real estate projects, the commercial expenses incurred in the marketing of our products and the administrative expenses incurred in managing our company.

The Argentine Economy and Real Estate Market

Substantially all of our revenues are derived from our operations in Argentina and are therefore subject to prevailing macroeconomic conditions in the country. Changes in economic, political and regulatory conditions, and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us. See “Risk Factors—Risks Relating to Argentina.”

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency devaluation.

The most recent provisional figures of Argentina’s estimated GDP growth published by INDEC for 2014 and 2015, are 0.5% and 2.1%, respectively. On January 8, 2016, Decree No. 55/2016 was issued by the Argentine government declaring a state of administrative emergency on the national statistical system and on INDEC until December 31, 2016. Following the declaration of the state of administrative emergency, INDEC has ceased publishing statistical data until a technical and administrative restructuring is performed in order to supply sufficient and reliable statistical information. Recently, the directors of INDEC announced that the first inflation index will be published on June 15, 2016, measuring May’s monthly inflation. However, changes to previous data are expected to continue throughout the year.  See “Risk Factors—Risks Relating to Argentina—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.”

In December 2015, after President Macri assumed office, the Central Bank issued Communication “A” 5850, which lifted most foreign exchange controls. Due to these reforms, as of December 31, 2015, the Peso fell to Ps.12.94 per US$1.00, a devaluation of approximately 51% compared to the rate as of December 31, 2014 and an approximately 32% devaluation from the official exchange rate as of December 16, 2015 of Ps.9.79 per US$1.00. The official exchange rate of the Peso to the U.S. dollar as of December 31, 2014 was Ps.8.55 per US$1.00, a devaluation of approximately 31.1% compared to Ps.6.52 per US$1.00 as of December 31, 2013.  The official exchange rate of the Peso to the U.S. dollar as of March 31, 2016 was Ps.14.60 per US$1.00. A small portion of our sale contracts in Argentina and all of our sale contracts in Uruguay are denominated in U.S. dollars and the revenue related to those contracts is therefore subject to variations in the exchange rate of the Peso relative to the U.S. dollar.  See “Risk Factors—Risks Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy, and consequently our results of operations or financial condition” and “Exchange Controls” for further descriptions of these reforms.

In February 2014, INDEC released a new CPI index called IPCnu that measures prices on goods across the country and replaced the previous index that only measured inflation in the greater urban area in and around the City of Buenos Aires. Even though the change in the covered area should not have significantly altered inflation figures, it represented an attempt to include a more reliable statistic, as the previous index had been suspected of being tampered with since 2007. The IPCnu increased 23.9% in 2014 and increased 10.7% in the nine-month period ended September 30, 2015. Even though the new methodology brought inflation statistics closer to those estimated by private sources, there were still differences between official inflation data and private estimates.  Additionally, before the inflation index for November 2015 was published, the IPCnu was discontinued.

According to the most recently available inflation data published by INDEC, the CPI grew by 10.9%, 9.5%, 10.8%, 10.9% and 23.9% in 2010, 2011, 2012, 2013 and 2014, respectively, and 10.7% in the nine-month period ended September 30, 2015.  The WPI increased by 14.6%, 12.7%, 13.1%, 14.8% and 28.3% in 2010, 2011, 2012, 2013 and 2014, respectively, and 9.6% in the nine-month period ended September 30, 2015, the most recent whole-sale inflation figure published by INDEC. Since October 2015, INDEC has not published official inflation figures.  In April 2016, INDEC announced that it will begin publishing official inflation figures with the new methodology on June 15, 2016. However, according to a price index published by the government of the City of Buenos Aires, inflation in the city was 3.9%, 4.1%, 4.0% and 3.3% in December 2015, January 2016, February 2016 and March 2016 respectively. “Congress CPI,” which considers, among others, official inflation data from the Autonomous City of Buenos Aires and the province of San Luis, reported a CPI increase of 3.6%, 4.8% and 3.2% in January, February and March 2016, respectively.

According to a price index published by the government of the City of Buenos Aires, inflation was 26.6%, 38.0% and 26.9% in 2013, 2014 and 2015, respectively. Latest available monthly inflation, as published by the government of the City of Buenos Aires, was 3.9%, 4.1%, 4.0% 3.3% and 6.5% for each of the months ended December 31, 2015, January 31, 2016, February 29, 2016, March 31, 2016 and April 30, 2016, respectively.

A majority of our sale and construction contracts are linked to the evolution of the construction cost index published by the Chamber of Argentine Construction Companies (Indice de la Cámara Argentina de la Construcción, or CAC Index).  Sale contracts and certain construction contracts we have entered into denominated in Pesos typically establish that installments and other payments due after their execution shall be adjusted for the variation of the CAC Index between the date of execution of the relevant contract and the date when payment occurs.  The variation of the CAC Index was 35.5% and 31.2% in 2014 and 2015, respectively, and 6.9% for the three-month period ended on March 31, 2016.  In addition, a majority of our financial obligations in Pesos are linked to the average interest rate paid by private banks in Argentina for deposits in Pesos on amounts greater than Ps.1.0 million for periods of 30 to 35 days, or Private BADLAR, a reference rate published by the Central Bank of Argentina.  The average Private BADLAR for 2014 and 2015 was 22.54% and 21.53%, respectively.  The Private BADLAR closing rates for January 31, 2016, February 29, 2016 and March 31, 2016 were 26.31%, 26.25% and 30.75%, respectively.

Effects of Inflation

Historically, inflation in Argentina has played a significant role in influencing the economic conditions and, in turn, the operations and financial results of companies operating in the country.

Our financial statements do not reflect adjustments for inflation because Argentina is not a country experiencing hyperinflation under IFRS.  High rates of inflation affect the comparability of financial performance and financial condition on a period-to-period basis.  See “Risk Factors—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition.”

The following table shows the rate of inflation, as measured by the variations in the WPI and the CPI, according to INDEC and the evolution of the Construction Cost Index, according to CAC, used to adjust most of our sale and purchase contracts, and the CPI rates of inflation published by the government of the City of Buenos Aires, for the periods indicated.  The accuracy of the measurements of INDEC is in doubt, and the actual CPI and WPI may be substantially higher than those indicated by INDEC, as the differences between the inflation rates published by INDEC and the government of the City of Buenos Aires, respectively, suggest.    For information on INDEC figures see “Risk Factors—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition” and “Risk Factors—If high levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected.”

	Year ended December 31,				Three months ended March 31,
	2015	2014	2013	2012	2016
Price Indices variations(1):
WPI	—	28.3%	14.8%	13.1%	—
CPI	—	—	10.9%	10.8%	—
CPI IPCnu(*)	—	23.9%	—	—	—
CPI BA City	26.9%	38.0%	26.6%	—	11.9%
Adjustment Index(2):
CAC Index	31.2%	35.5%	29.4%	25.6%	6.9%

(1)                                 Source: INDEC for WPI, CPI and CPI IPCnu; and government of the City of Buenos Aires for the CPI BA City.
(2)                                 Source: Chamber of Argentine Construction Companies (CAC), a non-governmental organization.

(*)                                 Calculated based on the new method used by INDEC, the National Urban CPI, which replaced the previous CPI in February 2014.

Critical Accounting Policies and Estimates

In the preparation of our consolidated financial statements, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the presentation of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and, consequently, our results of operations.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our financial statements.

In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we summarize our main critical accounting policies below.

Revenue Recognition

In general, revenue is recognized on the basis of the fair value of the consideration charged or to be charged, taking into account the estimated amount of any deduction, bonus, or commercial reduction.

Sale of Finished Units (Inventories)

In accordance with the criteria established by IAS 18, revenue from the sale of units is recognized when each and all of the following conditions are met:

•                  we transferred to the buyer significant risks and benefits derived from ownership of the assets;

•                  we did not continue participating in the current management of the assets sold in matters usually associated with ownership, nor maintain actual control over such assets;

•                  the amount of the regular revenue was calculated reliably;

•                  it was deemed likely that we would receive financial benefits related to the transaction; and

•                  the costs incurred or to be incurred and related to the transaction were calculated reliably.

We deem that the above conditions are met when we deliver the properties we sell, an event that therefore triggers the recognition of our revenue.

Services Rendered

We recognize revenue for services rendered pursuant to management agreements at the time we render such services.

Cost Recognition

At the time a functional unit is delivered to the customer, the cost of construction of that unit is recognized, reducing the inventory accordingly. The cost of the inventory property recognized in profit or loss on disposal is determined by considering sales prices less normal gross margin, on a weighted average cost basis, as the Company constructs the units of the multi-unit development simultaneously in the same construction process.

The percentage gross margin is based on the estimated total revenue and estimated total costs for each building calculated as of the date the unit is delivered, at a time when generally all or a vast majority of the units in such building have been sold and all or a vast majority of the costs associated to the building have been incurred, thereby minimizing the use of estimates.

Loan Costs

The financial costs incurred in connection with loans obtained to directly finance our projects under development, are included as part of the cost of such assets, in accordance with the provisions set forth in IAS 23 “Loan Costs.”  Loans not assigned specifically to a particular project are assigned following paragraph 14 of IAS 23: where the loans we obtain are part of a general pool, the amount we allocate to a project is determined by applying a capitalization rate to the expenditure on that project, with the capitalization rate being the weighted average of the borrowing costs applicable to the general pool.

Loan costs that are not assigned to projects under development are included as profits and losses when they are incurred.

Taxes

The income tax charge represents the total current income tax and the deferred tax that results from temporary differences between accounting and tax measurements.

The current tax charge is based on the tax losses recorded for the fiscal year and is entered as income or expenses and included in the income statement.

Deferred tax liabilities are generally recognized for all future temporary taxable differences.  Deferred tax assets are recognized for all temporary deductible differences to the extent that it is deemed likely that we would have future tax earnings from which to charge these temporary deductible differences.  These assets and liabilities are not recognized when the temporary differences are the result of capital gain or of the initial recognition of other assets and liabilities in transactions that do not bear on tax earnings or accounting earnings.

Measurement of deferred tax liabilities and deferred tax assets at the end of the fiscal year being reported reflect the tax consequences of the way in which we intend to recover or liquidate the amount of our assets or liabilities in our books.

Deferred tax assets are only offset with deferred tax liabilities when a) the right to compensate is legally allowed by tax authorities, and when b) deferred tax assets and liabilities result from the relevant income tax paid to the same tax authorities and we have the intention of liquidating our assets and liabilities as net assets and liabilities.  Deferred tax charges are entered as income or expenses and included in the income statement.

Determination of the amount of the deferred tax assets that can be recognized requires a significant level of judgment by our management, based on the timing and level of the future tax profit and of the future tax planning strategies.

Inventories

Inventories include projects under development, land available for future developments, and finished units that are ready for delivery, whether or not they have been sold.

Projects under Development

Real estate classified as inventory is valued at the acquisition and/or construction costs, or at their estimated market value, whichever is lower.  The value of the land and improvements, direct costs and general construction expenses, loan costs (when the requirement set forth in IAS 23 are met), and real estate taxes are included in the costs.

Finished Units

The units of real estate urban projects are listed as “Finished Units” when the construction process has finished and such units can be delivered.  Disbursements after construction has been completed are recognized as cost as long as they are not part of post-construction costs required for the units to be ready for delivery or sale.

Property, Plant and Equipment

Property, plant and equipment, or PP&E, are expressed at the net cost of the cumulative depreciation and the cumulative losses due to impairment, when applicable.  This cost includes the cost of replacing part of the PP&E as well as loan costs incurred due to long-term construction projects, if the requirements for entering them are fulfilled.

Any other repair and maintenance costs are entered in the statement of income as they are incurred.

Depreciation is calculated using the straight-line method, applying rates that are sufficient to extinguish their values at the end of the estimated useful life.  These useful lives are based on criteria and standards that are reasonable according to our experience.

We review our estimates on the useful lives of depreciable assets each fiscal year, based on the expected usefulness for the assets.  The uncertainty of these estimates is related to the technical obsolescence that could change the usefulness of certain assets.

PP&E, or any significant part thereof, is written off when sold or when no future financial benefits from its use or sale are expected.

The residual values, useful lives, and depreciation methods and rates of the assets are checked and adjusted prospectively to the closing date of each period or fiscal year when necessary.

Goodwill

Goodwill is from business combinations prior to December 31, 2010.  Goodwill is the amount that exceeds the sum of the consideration transferred, the amount of any non-controlling equity interest in the entity acquired, when applicable, and the fair value of the equity interest that the purchaser previously had (when applicable) in the entity in relation to the net amount as of the date of acquisition of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized, but at each financial reporting date it is reviewed to determine whether it is necessary to recognize an impairment.

Impairment Test of Goodwill, Intangible Assets and Property, Plant and Equipment

As a general rule, IAS 36 establishes that at the closing of each period reported, our management must evaluate whether there is any indicator of the impairment of a non-financial asset.  If there is any such indication, or when yearly impairment tests for determining the impairment of assets are required, the recoverable value of such asset is estimated.

We base our calculation of impairment on detailed estimates and projections conducted separately for each of our Cash-Generating Units, or CGUs, to which individual assets are assigned.

There is impairment when the book value of an asset or cash generating unit exceeds its recoverable amount, which is the fair value minus the sales costs, or its use value, whichever one is greater.

From comparing the book value of goodwill, intangible assets and PP&E identified with their corresponding recoverable values, no impairment has been found related to them.

Segment Reporting

We have adopted IFRS 8—Operating Segments, which provides that operative segments are identified on the bases of internal reports regarding the company components regularly reviewed by our Board of Directors, the main operative decision-maker, to allocate resources and assess performance.  To conduct our business, both financially and operationally, we currently have established that each of our real estate projects represents a business segment: Forum Puerto Norte (FPN), Forum Alcorta (FFA), Astor Palermo (ASP), Astor Caballito (ASC), Astor Núñez (ASN), Venice (VEN), Forum Puerto del Buceo (FPB), Metra Puerto Norte (MPN), Proa (the last two, parts of masterplan project Brisario), Metra Devoto (MDV) and Others.

We believe that in the future and following the use of the proceeds from this offering our reporting business segments could change to reflect an eventual increased importance of our commercial (office and logistics) and services business lines. This could result in the grouping of our residential projects under one segment or under one segment per brand.

Recently Issued Accounting Pronouncements

The following is the list of IFRS standards issued but not yet enforced at the issuance date of our financial statements.  The list includes only those issued standards which we have deemed will be applicable in the future.

IFRS 9—Financial Instruments

The final version of IFRS 9—Financial Instruments was issued in 2014 and sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. It replaces IAS 39—Financial Instruments: Recognition and Measurement.

IFRS 9 is required to be adopted by 2018. The impact on our financial statements is under review and IFRS 9 may facilitate further use of hedge accounting and could also result in different timing of income recognition in respect of certain investments in securities.

IFRS 15—Revenue from Contracts with Customers

IFRS 15—Revenue from Contracts with Customers was issued in 2014 and replaces IAS 18—Revenue and certain other pronouncements. IFRS 15 specifies how and when income should be recognized, as well as additional disclosure that we must make in our financial statements.  It also provides a unique five-step model to be applied to contracts with customers.  It is required to be adopted by 2017. The impact is under review.

IFRS 16—Leases

IFRS 16—Leases was issued in 2016 and replaces IAS 17—Leases. IFRS 16 specifies how to recognize, measure, present and disclosure leases in our financial statements.  It also provides a single lease accounting model to be applied to leases. It is required to be adopted by 2019. The impact is under review.

Results of Operations for the Three Months ended March 31, 2016 and 2015

We report our activities by operating segments, which are regularly reviewed by our Board of Directors in order to better allocate resources and assess performance. Each of our real estate undertakings represents a business segment: Forum Puerto Norte (FPN), Forum Alcorta (FFA), Astor Palermo (ASP), Astor Caballito (ASC), Astor Núñez (ASN), Venice (VEN), Forum Puerto del Buceo (FPB), Astor San Telmo (AST), Metra Puerto Norte (MPN), Proa and Metra Devoto (MDV). The following sections summarize our results of operations identified by our major projects.

Contracted Sales

Our revenues for any period are substantially driven by the number of contracted sales of our units in prior periods. The following tables show contracted sales of our real estate inventory identified by each of our segments, including information related to the number of apartments and area sold and average prices, as well as the variation between the three months ended March 31, 2016 and 2015 for each line item.

	Contracted sales (1)			Contracted sales before adjustments(2)
	Three months ended March 31,			Three months ended March 31,
	2016	2015	Variation	2016	2015	Variation
	(Ps. million)			(Ps. million)
FPN	—	5.7	(100.0)%	—	2.5	(100.0)%
FFA	38.6	47.2	(18.2)%	30.8	44.4	(30.6)%
FPB	288.0	65.7	338.5%	22.1	55.7	(60.3)%
ASP	3.5	10.2	(65.6)%	3.3	11.7	(71.6)%
ASN	96.4	31.3	207.8%	93.5	25.6	265.2%
VEN	63.0	10.3	512.3%	46.2	5.5	737.4%
Others(3)	100.2	24.3	313.1%	59.7	22.5	165.8%
Total	589.8	194.6	203.0%	255.7	167.9	52.3%

(1)                                 Includes adjustments to contracted sales closed in prior periods resulting from changes in the CAC Index and foreign exchange rates.  These adjustments refer to the difference between the stated value in Ps. of the relevant sale agreement and the value in Ps. of the same agreement after accounting for the impact of variations in the CAC Index or the exchange rate, as applicable, between the date the sale agreement was entered into and the last day of the reported period, on past and future payments.
(2)                                 Sale agreements entered into in the period, calculated at the stated price set forth in the relevant sale agreement.
(3)                                 Includes MPN, MDV and AST in 2016 and 2015, and MPN and MDV in 2014.

	Apartments sold			Area sold
	Three months ended March 31,			Three months ended March 31,
	2016	2015	Variation	2016	2015	Variation
	(units)			(sqm)
FPN	0	2	N/A	—	125	N/A
FFA	3	3	0.0%	466	1,229	(62.1)%
FPB	2	23	(91.3)%	422	2,133	(80.2)%
ASP	1	3	(66.7)%	49	282	(82.7)%
ASN	36	13	176.9%	2,064	901	129.1%
VEN	25	4	525.0%	1,253	208	502.4%
Others(1)	38	18	111.1%	2,072	898	130.7%
Total	105	66	59.1%	6,326	5,778	9.5%

(1)                                 Includes MPN, MDV and AST in 2016 and 2015, and MPN and MDV in 2014.

	Average price (1)			Average price before adjustments (2)
	Three months ended March 31,			Three months ended March 31,
	2016	2015	Variation	2016	2015	Variation
	(Ps./sqm)			(Ps./sqm)
FPN	—	45,305	N/A	—	19,768	N/A
FFA	82,851	38,397	115.8%	66,135	36,110	83.2%
FPB	682,605	30,786	2,117.3%	52,397	26,113	100.7%
ASP	71,819	36,099	98.9%	68,293	41,615	64.1%
ASN	46,721	34,779	34.3%	45,312	28,426	59.4%
VEN	50,313	49,501	1.6%	36,870	26,525	39.0%
Others(3)	48,360	27,003	79.1%	28,824	25,017	15.2%
Total	93,235	33,688	176.8%	40,421	29,064	39.1%

(1)                                 Includes adjustments to contracted sales closed in prior periods resulting from changes in the Construction Cost Index, or CAC Index, hyb and foreign exchange rates.  These adjustments refer to the difference between the stated value in Ps. of the relevant sale agreement and the value in Ps. of the same agreement after accounting for the impact of variations in the CAC Index or the exchange rate, as applicable, between the date the sale agreement was entered into and the last day of the reported period, on past and future payments.
(2)                                 Sale agreements entered into in the period, calculated at the stated price of relevant sale agreement.
(3)                                 Includes MPN, MDV and AST in 2016 and 2015, and MPN and MDV in 2014.

Contracted sales for the three months ended March 31, 2016 increased 203.0% to Ps.589.8 million in comparison to the three months ended March 31, 2015, mainly due to an increase of 9.5% in area sold and a 176.8% increase in the average price per square meter of area sold. We are in the final stages of deliveries of units of Forum Puerto Norte, Forum Alcorta and Astor Palermo, and consequently the apartments and area sold for these projects was lower in the three months ended March 31, 2016 compared to the three months ended March 31, 2015. These reductions were offset by increased apartments and area sold particularly in (i) Astor Nuñez, as the project entered its final stage of construction and, as a result, attracted higher numbers of end customers; and (ii) Venice, due to the accelerated pace of the construction of the buildings within the project which has attracted high traffic to our showrooms. Among our business segments, Forum Puerto Buceo registered the highest increase in average price per square meter in the three months ended March 31, 2016 relative to the same period of 2015, increasing 100.7% before adjustments, mainly due to a 67% annual variation of the conversion exchange rate that is used to translate the project’s contracted sales for consolidation purposes. In general, as the construction of a project progresses, its completion risk is reduced, and as the term to delivery shortens, the perceived value of the units and their prices tend to increase.

Gross Profit

The following table sets forth information related to our gross profit for the three months ended March 31, 2016 and 2015, as well as the variation between the three months ended March 31, 2016 and 2015 for each line item.

	Gross profit			Gross margin
	Three months ended March 31,			Three months ended March 31,
	2016	2015	Variation	2016	2015	Variation (1)
	(Ps.million)
FPN	(1.4)	(3.2)	56.7%	(80)%	(35)%	(45)
FFA	28.7	37.0	(22.4)%	17%	28%	(11)
FPB	—	—	n.a.	—	—	n.a.
ASP	0.4	—	100.0%	7%	n.a.	n.a.
ASN	—	—	n.a.	—	—	n.a.
VEN	—	—	n.a.	—	—	n.a.
Others	7.1	2.0	262.7%	79%	80%	(1)
Total	34.9	35.7	(2.4)%	19%	25%	(6)

(1)                                 In percentage points

Our gross profit for the three months ended March 31, 2016 was Ps.34.9 million, a 2.4% decrease when compared to Ps.35.7 million for the three months ended March 31, 2015. We discuss below our revenues and costs that generated this gross profit. Our gross margin decreased by six percentage points, from 25% for the three months ended March 31, 2015 to 19% for the three months ended March 31, 2016, due to lower margins in Forum Puerto Norte and Forum Alcorta in 2016, compared to the same period in 2015.

Revenue

The following table sets forth information related to our revenues for the three months ended March 31, 2016 and 2015, as well as the variation between the three months ended March 31, 2016 and 2015 for each line item.

	Three months ended March 31,
	2016	2015	Variation
	(Ps. million)
FPN	1.7	9.3	(81.3)%
FFA	166.6	131.8	26.4%
FPB	—	—	n.a.
ASP	6.1	—	100.0%
ASN	—	—	n.a.
VEN	—	—	n.a.
Others	9.0	2.5	266.4%
Total	183.5	143.6	27.8%

 For the three months ended March 31, 2016, revenues totaled Ps.183.5 million, generated from 4,484 sqm delivered at an average price per square meter of Ps.40,926 while in the first quarter of 2015, revenues totaled Ps.143.6 million, generated from 9,103 sqm delivered at an average price per square meter of Ps.15,776 during the period. This 27.8% increase in gross revenues in the three months ended March 31, 2016 compared to the three months ended March 31, 2015 was primarily driven by the 159.4% increase in the average price of units delivered, as a result of delivering a larger number of units in projects with higher average prices in Forum Alcorta and Astor Palermo during the three months ended March 31, 2016. Nevertheless, only the Astor Palermo project registered an increase in overall area delivered compared to the same period of the previous year, as shown in the table below.

The following table shows our apartments delivered, area delivered in square meters and the average price per square meter of area delivered in Pesos for the three months ended March 31, 2016 and 2015, as well as the variation between the three months ended March 31, 2016 and 2015 for each line item.

	Apartments delivered			Area delivered			Average price
	Three months ended March 31,			Three months ended March 31,			Three months ended March 31,
	2016	2015	Variation	2016	2015	Variation	2016	2015	Variation
	(units)			(sqm)			(Ps./sqm)
FPN	4	13	(69.2)%	243	1,123	(78.4)%	7,165	8,295	(13.6)%
FFA	11	24	(54.2)%	4,144	7,980	(48.1)%	40,207	16,521	143.4%
ASP	2	—	100.0%	97	—	100.0%	63,055	—	100.0%
ASN	—	—	n.a.	—	—	n.a.	—	—	n.a.
VEN	—	—	n.a.	—	—	n.a.	—	—	n.a.
Others	—	—	n.a.	—	—	n.a.	—	—	n.a.
Total	17	37	(54.1)%	4,484	9,103	(50.7)%	40,926	15,776	159.4%

Apartments delivered in the first three months 2016 were down 54% over the corresponding period in 2015, as projects Forum Puerto Norte and Forum Alcorta, which generated most of the deliveries in the first quarter of 2015, were mostly delivered by that year. As Forum Puerto Norte and Astor Palermo are now in their final stages of delivery, we expect revenue from these projects to decrease during the remainder of 2016, while we expect Forum Alcorta to produce larger revenues from the delivery of the remaining units sold in 2015. We expect that Astor Núñez will produce revenue from the anticipated delivery of its units during the second half of 2016. Venice and Forum Puerto del Buceo could begin to produce revenue through deliveries of the first units at these projects by the end of 2016, if construction is completed as currently expected.

Costs

Our costs primarily include land, construction costs, fees for professional services such as architectural and engineering services, licenses, salaries paid to our employees that are dedicated to construction activities, and financial costs. In addition, we finance certain of our projects through bank loans in Pesos and U.S. dollars, the interest expense and foreign exchange related expenses (in the case of loans denominated in U.S. dollars) of which are recognized as costs upon delivery of our units. The following table sets forth information related to our costs for the three months ended March 31, 2016 and 2015, as well as the variation between the three months ended March 31, 2016 and 2015 for each line item.

	Costs			Gross margin
	Three months ended March 31,			Three months ended March 31,
	2016	2015	Variation	2016	2015	Variation (1)
	(Ps. million)			(%)
FPN	3.1	12.54	(75.0)%	(80)%	(35)%	(45)
FFA	137.9	94.83	45.4%	17%	28%	(11)
ASP	5.7	—	100.0%	7%	n.a.	n.a.
ASN	—	—	n.a.	—	—	n.a.
VEN	—	—	n.a.	—	—	n.a.
Others	1.9	0.50	280.6%	79%	80%	(1)
Total	148.6	107.9	37.8%	19%	25%	(6)

(1)                                 In percentage points

Costs increased by 37.8%, from Ps.107.9 million in the first quarter of 2015 to Ps.148.6 million in the first quarter of 2016, mostly due to lower margins in Forum Alcorta and deliveries of units in Astor Palermo. In the remaining months of 2016, we expect to reflect the costs associated with the final deliveries of these projects as well as costs associated with the other projects described in “—Revenue” above.

Non-IFRS Financial Measures, Reconciliation

In this section, we make reference to “adjusted gross profit” and “adjusted operating profit,” which are measures that are not calculated in accordance with IFRS.  Adjusted gross profit represents gross profit before financial costs (related to periods prior to which construction of a particular project is completed). Similarly, adjusted operating profit represents operating profit before financial costs. These adjusted indicators are presented for the purpose of providing a measure of the profitability of our company excluding financial costs. See “—Critical accounting policies and estimates—Loan Costs.”

Adjusted gross profit and adjusted operating profit are presented as supplemental information and are not IFRS data.  We believe that these are useful indicators of our operating performance because they provide an indication of our operating performance, independent of our financing decisions. Additionally, these metrics may allow for the comparison of our results with other companies in the industry that use similar financial measures as well as with other companies whose financing costs are not included in their gross or operating profit. However, adjusted gross profit and adjusted operating profit should not be considered in isolation, as substitutes for gross profit and operating profit determined in accordance with IFRS or as a measure of a company’s profitability.  In addition, our calculation of adjusted gross profit and adjusted operating profit may not be comparable to other companies’ similarly titled measures.

The following table presents a reconciliation of our gross profit to adjusted gross profit for the three months ended March 31, 2016 and 2015.

	Three months ended March 31,
	2016	2016	2015
	(in thousands)
	(US$)	(Ps.)	(Ps.)
Gross profit	2,388	34,863	35,731
(+) Capitalized interest(1)	978	14,286	11,882
Adjusted gross profit	3,366	49,149	47,613

(1)                                 The portion of costs representing the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

The following table sets forth information related to the calculation of our adjusted gross profit and adjusted gross profit margins by segment for the three months ended March 31, 2016 and 2015, as well as the variation between the three months ended March 31, 2016 and 2015 for each line item.

	Gross profit (1)			Capitalized interest (2)			Adjusted gross profit (1)+(2)
	Three months ended March 31,			Three months ended March 31,			Three months ended March 31,
	2016	2015	Variation	2016	2015	Variation	2016	2015	Variation
	(Ps. million)			(Ps. million)			(Ps. million)
FPN	(1.4)	(3.2)	56.7%	—	—	n.a.	(1.4)	(3.2)	56.7%
FFA	28.7	37.0	(22.4)%	13.5	11.9	13.6%	42.2	48.9	(13.6)%
FPB	—	—	n.a.	—	—	n.a.	—	—	n.a.
ASP	0.4	—	100.0%	0.8	—	100.0%	1.2	—	100.0%
ASN	—	—	n.a.	—	—	n.a.	—	—	n.a.
VEN	—	—	n.a.	—	—	n.a.	—	—	n.a.
Others	7.1	2.0	262.7%	—	—	n.a.	7.1	2.0	262.7%
Total	34.9	35.7	(2.4)%	14.3	11.9	20.2%	49.1	47.6	3.2%

	Gross margin (1)			Capitalized interest as a percentage of Revenue (2)			Adjusted gross margin (2)
	Three months ended March 31,			Three months ended March 31,			Three months ended March 31,
	2016	2015	Variation	2016	2015	Variation	2016	2015	Variation
	(Ps. million)			(Ps. million)			(Ps. million)
FPN	(80)%	(35)%	(45)	—	—	n.a.	(80)%	(35)%	(45)
FFA	17%	28%	(11)	8%	9%	(1)	25%	37%	(12)
ASP	7%	n.a.	n.a.	13%	n.a	n.a	20%	n.a.	n.a.
ASN	—	—	n.a.	—	—	n.a.	—	—	n.a.
VEN	—	—	n.a.	—	—	n.a.	—	—	n.a.
Others	79%	80%	(1)	—	—	n.a.	79%	80%	(1)
Total	19%	25%	(6)	8%	8%	—	27%	33%	(6)

(1)                                 Represents the proportion of our gross profit relative to our revenue for the period and segment indicated.

(2)                                 Represents the proportion of our adjusted gross profit relative to our revenue for the period and segment indicated.

(3)                                 Includes revenue from our brokerage operations.

(4)                                 In percentage points.

Astor Núñez and Venice did not register revenue during the three-month period ended March 31, 2016. Notwithstanding the foregoing, we expect that both Astor Núñez and Venice will generate profits as units in these project are delivered. Though it was lower than the same period of the previous year, Forum Alcorta produced a high gross margin, reflecting the uniqueness of the project. Revenue in other projects includes brokerage revenue, which reflects the high relative margins of this business line.

The following table presents a reconciliation of our operating profit to adjusted operating profit for the three months ended March 31, 2016 and 2015.

	Three months ended March 31,
	2016	2016	2015
	(in thousands)
	(US$)	(Ps.)	(Ps.)
Operating profit	(870)	(12,690.0)	5,825.0
(+) Capitalized interest(1)	978.48	14,285.8	11,881.7
Adjusted operating profit	108.48	1,595.8	17,706.7

(1)                                 The portion of costs representing the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

Sales and Administrative Expenses

Sales Expenses

Sales expenses increased 72.4%, from Ps.10.4 million in the first quarter of 2015 to Ps.17.9 million in the first quarter of 2016, due mainly to the following factors. Taxes, duties and contributions increased from Ps.4.0 million in the first quarter of 2015 to Ps.5.3 million in the first quarter of 2016, or 31.5%, mainly due to an increase in turnover tax of 32.6%, from Ps.3.8 million in the first quarter of 2015 to Ps.5.1 million in the first quarter of 2016, which resulted from an increase in our collections and increased turnover tax rates charged by the City of Buenos Aires. Our condominium expenses, or the proportion that we pay of total condominium expenses corresponding to units that have not yet been delivered or sold in operating projects, also increased from Ps.0.8 million in the first quarter of 2015 to Ps.1.0 million in the first quarter of 2016, due to expenses charged for finished units in our projects which have not yet been delivered. Our costs of sales increased 393.8%, from Ps.1.1 million in the first quarter of 2015 to Ps.5.6 million in the first quarter of 2016, following growth in sales commissions resulting from a corresponding increase in contracted sales, with sales commissions increasing from Ps.0.3 million in the first quarter of 2015 to Ps.4.7 million in the same period of 2016 and showroom expenses increasing from Ps.0.8 million in the first quarter of 2015 to Ps.1.0 million in the first quarter of 2016. This increase was due in part to a sales commission paid to a broker in the first quarter of 2016 related to certain of our projects.

Administrative Expenses

Administrative expenses increased 51.9%, from Ps.19.4 million in the first quarter of 2015 to Ps.29.6 million in the first quarter of 2016, due mainly to the following factors. Wages and social security contributions grew by 21.4%, from Ps.9.0 million in the first quarter of 2015 to Ps.10.9 million in the same period of 2016, due to company-wide salary inflation adjustments and performance related increases. Taxes, duties and contributions increased from Ps.6.0 million in the first quarter of 2015 to Ps.11.0 million in the first quarter of 2016, or 83.7%, mainly as a result of a Ps.5.2 million increase in the Uruguayan wealth tax we paid. Lastly, directors’ fees also increased from Ps.0.2 million as of March 31, 2015 to Ps.0.7 million as of March 31, 2016, due to a 30.5% increase in independent directors’ fees and the payment of fees to non-independent directors beginning in May 2015.

Financial Results

Exchange Rate Differences

Our results from exchange rate differences are generated from the net impact of variations in the exchange rate on monetary assets and liabilities denominated in a currency that is different from the functional currency of the entity that holds them.  The functional currency of our entities in Argentina and Uruguay is the Peso and the U.S. dollar, respectively.  Consequently, fluctuations of the exchange rate of the Peso relative to the U.S. dollar generates exchange rate differences in our Argentine entities and fluctuations of the exchange rate of the U.S. dollar relative to the Uruguayan Peso generate exchange rate differences in our Uruguayan entities.  In the process of consolidating the Uruguayan entity in our financial statements, additional exchange rate differences may arise due to the translation of the U.S. dollar-denominated equity of the Uruguayan entity to Pesos.  These exchange rate differences are presented as “Other Comprehensive Income” in our financial statements (see “—Other Comprehensive Income”).

Financial losses from exchange rate differences decreased 55.9%, as a result of a loss of Ps.11.1 million in the first quarter of 2015, compared to a loss of Ps.4.9 million in the same period of 2016. The main drivers for this change are a decrease in losses from exchange rate differences originating from collections made on behalf of TGLT Uruguay, profits generated from exchange rate differences from accounts receivable (Ps.5.7 million), and income and losses derived from exchange rate fluctuations affecting cash investments in foreign currency. Although financial loans and other liabilities in foreign currency registered an increase in exchange rate losses of Ps.25.7 million, foreign currency credits resulted in an exchange rate income of approximately Ps.21.3 million. However, the most significant impact resulted from our sale of short-term U.S. dollar denominated financial instruments, issued by the Uruguayan Central Bank, which we used for foreign exchange hedging purposes. We purchased these instruments in March 2015 and sold them in September 2015, which resulted in our recording a loss relating to these instruments of Ps.6.5 million in the first three months of 2015, which was not recorded in the same period of 2016.

Financial Income

We derive financial income from the investment of our temporary cash balances in bank deposits, mutual funds and fixed income securities. These investments are part of our liquidity management activities. Financial income decreased by 70.4%, from Ps.12.8 million in the first quarter of 2015 to Ps.3.8 million in the same period of 2016, primarily as a result of a decrease of Ps.11.8 million in income from our short-term investments which were lower during the majority of the first quarter of 2016 relative to the first quarter of 2015, as during the first quarter of 2015, we sold short-term hedging instruments and public bonds held as of December 2014 for Ps.22.0 million, while during the first quarter of 2016 short-term investments held increased. These decreases were partially offset by an increase of Ps.3.1 million in income resulting from financial interest from loans made and other investments in foreign currencies.

Financial Costs

Interest payments we make on loans, bank fees and commissions, and taxes payable with respect to debits and credits on bank accounts, in each case related to such expenses that are incurred after construction on the particular project to which they relate has been completed.  Such expenses incurred prior to completion of construction are reflected under Costs. Financial costs increased by 138.7%, from Ps.12.0 million in the first quarter of 2015 to Ps.28.8 million in the same period of 2016, mainly due to an increase of Ps.11.8 million in interest expense for debt obtained for general corporate purposes as well as debt obtained for construction financing. The interest on certain of our debt obtained for construction financing has been expensed since June 2015, including during the first three months of 2016, when the related properties were delivered, whereas interest expense on that debt was capitalized in the previous periods, as the debt in those periods were related to projects that were then under construction. This construction debt included the loan from Banco Hipotecario to finance Forum Alcorta and other debt related to Astor Palermo, both of which projects began deliveries in June 2015.

A large portion of our borrowings in Pesos is tied to the fluctuation of the Private BADLAR reference interest rate. The average of this rate for fiscal year 2014 and 2015 was 22.53% and 21.53%, respectively. In 2016, the new Central Bank administration tightened its monetary policy in an effort to reduce inflationary pressures, which resulted in the Private BADLAR increasing considerably, reaching 30.75% on March 31, 2016. While it is expected that in the second quarter of 2016 inflation will begin to subside and interest rates will decrease accordingly, our financial results for 2016 could be affected by increased financing costs.

Income Tax

Income tax increased by Ps.7.2 million from an expense of Ps.0.1 million in the first quarter of 2015 to a gain of Ps.6.1 million in the first quarter of 2016, due mainly to a Ps.41.1 million decrease in our tax losses (from a loss of Ps.8.4 million in the first quarter of 2015 to a gain of Ps.32.7 million in the first quarter of 2016) and a decrease of deferred tax liabilities in an amount of Ps.34.9 million (from a gain of Ps.8.3 million as of March 2015, to a loss of Ps.26.6 million as of March 2016).

Other Comprehensive Loss

Other comprehensive loss results from the conversion differences arising in the process of consolidating the Uruguayan entity — whose functional currency is the U.S. dollar — in our financial statements that are presented in Pesos.  The conversion loss we recorded in respect of other comprehensive income increased from Ps.0.6 million in the first quarter of 2015 to Ps.8.8 million in the same period of 2016. This increased loss was due to the significant devaluation of the Peso relative to the U.S. dollar in 2016, using the applicable exchange rates for March 2015 and 2016.

Results of Operations for the Years Ended December 31, 2015 and December 31, 2014

We report our activities by operating segments, which are regularly reviewed by our Board of Directors in order to better allocate resources and assess performance, as described above. The following sections summarize our results of operations identified by our major projects.

Contracted Sales

Our revenues in any period are substantially driven by the number of contracted sales of our units in prior periods. The following tables show contracted sales of our real estate inventory identified by each of our segments, including information related to the number of apartments and area sold and average prices, as well as the variation between the fiscal years ended December 31, 2014 and December 31, 2015 for each line item.

	Contracted sales (1)			Contracted sales before adjustments(2)
	2015	2014	Variation	2015	2014	Variation
	(Ps. million)			(Ps. million)
FPN	2.5	11.1	(77.5)%	2.5	11.1	(77.5)%
FFA	236.9	120.9	95.9%	237.0	92.7	155.7%
FPB	246.9	289.0	(14.6)%	191.2	206.4	(7.4)%
ASP	51.6	37.4	38.0%	50.4	52.1	(3.3)%
ASN	143.8	83.7	71.8%	128.4	83.5	53.8%
VEN	186.2	78.1	138.4%	167.2	75.0	122.9%
Others(3)	184.6	129.0	43.1%	104.6	90.5	15.6%
Total	1,052.4	749.3	40.5%	881.3	611.3	44.2%

(1)                                 Includes adjustments to contracted sales closed in prior periods resulting from changes in the CAC Index and foreign exchange rates.  These adjustments refer to the difference between the stated value in Ps. of the relevant sale agreement and the value in Ps. of the same agreement after accounting for the impact of variations in the CAC Index or the exchange rate, as applicable, between the date the sale agreement was entered into and the last day of the reported period, on past and future payments.
(2)                                 Sale agreements entered into in the period, calculated at the stated price set forth in the relevant sale agreement.
(3)                                 Includes MPN, MDV and AST in 2015, and MPN and MDV in 2014.

	Apartments sold			Area sold
	2015	2014	Variation	2015	2014	Variation
	(units)			(sqm)
FPN	2	6	(67.0)%	125	875	(86.0)%
FFA	19	8	138.0%	4,250	1,580	169.0%
FPB	58	43	35.0%	6,863	6,545	5.0%
ASP	15	17	(12.0)%	943	1,365	(31.0)%
ASN	55	49	12.0%	4,071	3,219	26.0%
VEN	90	45	100.0%	5,543	3,261	70.0%
Others(1)	75	75	0.0%	4,033	3,956	2.0%
Total	314	243	29.0%	25,829	20,800	24.0%

(1)                                 Includes MPN, MDV and AST in 2015, and MPN and MDV in 2014.

	Average price (1)			Average price before adjustments (2)
	2015	2014	Variation	2015	2014	Variation
	(Ps./sqm)			(Ps./sqm)
FPN	19,768	12,731	55.0%	19,768	12,672	56.0%
FFA	55,736	76,495	(27.0)%	55,766	58,691	(5.0)%
FPB	35,970	44,158	(19.0)%	27,864	31,533	(12.0)%
ASP	54,671	27,392	100.0%	53,424	38,160	40.0%
ASN	35,312	26,015	36.0%	31,537	25,928	22.0%
VEN	33,598	23,946	40.0%	30,168	23,007	31.0%
Others(3)	45,769	32,619	40.0%	25,930	22,881	13.0%
Total	40,744	36,022	13.0%	34,120	29,389	16.0%

(1)                                 Includes adjustments to contracted sales closed in prior periods resulting from changes in the Construction Cost Index (CAC) and foreign exchange rates.  These adjustments refer to the difference between the stated value in Ps. of the relevant sale agreement and the value in Ps. of the same agreement after accounting for the impact of variations in the CAC Index or the exchange rate, as applicable, between the date the sale agreement was entered into and the last day of the reported period, on past and future payments.
(2)                                 Sale agreements entered into in the period, calculated at the stated price of relevant sale agreement.
(3)                                 Includes MPN, MDV and AST in 2015, and MPN and MDV in 2014.

Contracted sales in 2015 increased 40.5% to Ps.1,052.4 million, mainly due to an increase of 24.0% in area sold and a 13.0% increase in the average price per square meter of area sold. We are in the final stages of deliveries of units of Forum Puerto Norte, and consequently the apartments and area sold for this project decreased in 2015 as compared to 2014 by 67.0% and 86.0%, respectively.  These reductions were offset by increased apartments and area sold in (i) Forum Alcorta as the project entered its final stage of construction and, as a result, attracted higher numbers of end customers and (ii) Venice, due to the acclerated pace of the construction of the buildings within the project that have already been launched. Among our business segments, Astor Palermo registered the highest increase in average price per square meter, as construction entered the final stage (and was finalized in May 2015). In general, as the construction of a project progresses, its completion risk is reduced, and as the term to delivery shortens, the perceived value of the units and their prices tend to increase.  Average price per square meter decreased in Forum Alcorta and Forum Puerto Buceo as a result of the mix of units sold, with lower average prices relative to the prior year (for example, units with poorer views or located on lower floors).

Gross Profit

The following table sets forth information related to our gross profit for the years ended December 31, 2014 and 2015, as well as the variation between the fiscal years ended December 31, 2014 and 2015 for each line item.

	Gross profit			Gross margin
	2015	2014	Variation	2015	2014	Variation
	(Ps.million)					(%)
FPN	0.6	18.5	(96.8)%	2%	9%	(7)%
FFA	128.7	43.8	193.8%	26%	25%	1%
FPB	—	—	n.a.			n.a.
ASP	36.5	0.9	4,157.6%	12%	17%	(5)%
ASN	—	(3.6)	n.a.	0%	(29)%	n.a.
VEN	—	—	n.a.	—	—	n.a.
Others	8.0	7.2	11.1%	75%	76%	(1)%
Total	173.8	66.7	160.6%	21%	16%	5%

Our gross profit in 2015 was Ps.173.8 million, a 160.6% increase when compared to Ps.66.7 million in 2014. We discuss below our revenues and costs that generated this gross profit. Our gross margin increased by five percentage points, from 16% in 2014 to 21% in 2015, due to our increased participation in projects with higher margins in 2015 compared to 2014, such as Forum Alcorta and Astor Palermo that had higher gross margins than Forum Puerto Norte which accounted for the majority of our costs in 2014.

Revenue

The following table sets forth information related to our revenues for the years ended December 31, 2014 and 2015, as well as the variation between the fiscal years ended December 31, 2014 and 2015 for each line item.

	For the year ended December 31,
	2014	2015	Variation
	(Ps. million)
FPN	38.8	216.6	(82.1)%
FFA	487.4	171.8	183.7%
FPB	—	—	n.a.
ASP	292.2	4.9	5,863.3%
ASN	—	12.7	n.a.
VEN	—	—	n.a.
Others	10.6	9.4	12.8%
Total	829.0	415.4	99.6%

In 2014, revenues totaled Ps.415.4 million, generated from 32,787 sqm delivered at an average price per square meter of Ps.12,671 during the year. In 2015, revenues totaled Ps.829.0 million, generated from 33,577 sqm delivered at an average price per square meter of Ps.24,690. This 99.6% increase in gross revenues in 2015 compared to 2014 was primarily driven by the 94.9% increase in average price of units delivered, as a result of delivering a larger number of units in projects with higher average prices in Forum Alcorta and Astor Palermo in 2015. Increased revenues were also a result of a 2.4% increase in area delivered, in particular in our Astor Palermo project.

The following table shows our apartments delivered, area delivered in square meters and the average price per square meter of area delivered in Pesos for the years ended December 31, 2014 and 2015, as well as the variation between the fiscal years ended December 31, 2014 and 2015 for each line item.

	Area delivered			Average price
	2015	2014	Variation	2015	2014	Variation
	(sqm)			(Ps./sqm)
FPN	3,359	21,643	(84.5)%	11,541	10,006	15.3%
FFA	19,172	9,531	101.2%	25,424	18,026	41.0%
ASP	11,046	173	6,285.0%	26,450	28,512	(7.2)%
ASN	—	1,440	n.a.	—	8,803	n.a.
VEN	—	—	n.a.	—	—	n.a.
Others	—	—	n.a.	—	—	n.a.
Total	33,577	32,787	2.4%	24,690	12,671	94.9%

As Forum Puerto Norte and Astor Palermo are now in their final stages of delivery, we expect revenue from these projects to decrease in 2016, while we expect Forum Alcorta to produce larger revenues from the delivery of the remaining units sold this year. We expect that Astor Núñez will produce revenue from the anticipated delivery of its units during the second half of 2016. Venice and Forum Puerto del Buceo could begin to produce revenue through deliveries of the first units at these projects by the end of 2016, if construction is completed as currently expected.

Costs

Our costs primarily include land, construction costs, fees for professional services such as architectural and engineering services, licenses, salaries paid to our employees that are dedicated to construction activities, and financial costs (related to periods prior to which construction of a particular project is completed). In addition, we finance certain of our projects through bank loans in Pesos and U.S. dollars, the interest expense and foreign exchange related expenses (in the case of loans denominated in U.S. dollars) of which are recognized as costs upon delivery of our units. The following table sets forth information related to our costs for the years ended December 31, 2014 and 2015, as well as the variation between the fiscal years ended December 31, 2014 and 2015 for each line item.

	Costs			Gross margin
	2015	2014	Variation	2015	2014	Variation
	(Ps. million)			(%)		(percentage points)
FPN	38.1	198.0	(80.7)%	2%	9%	(7)
FFA	358.8	128.0	180.3%	26%	25%	1
ASP	255.7	4.1	6,171.8%	12%	17%	(5)
ASN	—	16.3	(100.0)%	0%	(29)%	n.a.
VEN	—	—		—	—	n.a.
Others	2.7	2.3	18.4%	75%	76%	(1)
Total	655.2	348.7	87.9%	21%	16%	5

Costs increased by 87.9%, from Ps.348.7 million in 2014 to Ps.655.2 million in 2015, mostly due to the increased number of deliveries in Forum Alcorta and Astor Palermo.  In 2016, we expect to reflect the costs associated with the final deliveries of these projects as well as costs associated with the other projects described in “—Revenue” above.

Non-IFRS Financial Measures, Reconciliation

In this section, we make reference to “adjusted gross profit” and “adjusted operating profit,” which are measures that are not calculated in accordance with IFRS.  Adjusted gross profit represents gross profit before financial costs. Similarly, adjusted operating profit represents operating profit before financial costs. These adjusted indicators are presented for the purpose of providing a measure of the profitability of our company excluding financial costs. See “—Critical accounting policies and estimates—Loan Costs.”

Adjusted gross profit and adjusted operating profit are presented as supplemental information and are not IFRS data.  We believe that these are useful indicators of our operating performance because they provide an indication of our operating performance, independent of our financing decisions. Additionally, these metrics may allow for the comparison of our results with other companies in the industry that use similar financial measures as well as with other companies whose financing costs are not included in their gross or operating profit. However, adjusted gross profit and adjusted operating profit should not be considered in isolation, as substitutes for gross profit and operating profit determined in accordance with IFRS or as a measure of a company’s profitability.  In addition, our calculation of adjusted gross profit and adjusted operating profit may not be comparable to other companies’ similarly titled measures.

The following table presents a reconciliation of our gross profit to adjusted gross profit for the years ended December 31, 2014 and 2015.

	Year ended December 31,
	2015	2015	2014
	(in thousands)
	(US$)	(Ps.)	(Ps.)

Gross profit	13,430	173,777	66,744
(+) Capitalized interest(1)	5,615	72,658	19,348
Adjusted gross profit	19,044	246,435	86,092

(1)                                 The portion of costs representing the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

The following table sets forth information related to the calculation of our adjusted gross profit and adjusted gross profit margins by segment for the years ended December 31, 2014 and 2015, as well as the variation between the fiscal years ended Decemeber 31, 2014 and 2015 for each line item.

	Gross profit (1)			Capitalized interest (2)			Adjusted gross profit (1)+(2)
	2015	2014	Variation	2015	2014	Variation	2015	2014	Variation
	(Ps. million)			(Ps. million)			(Ps. million)
FPN	0.6	18.5	(97)%	—	—	n.a.	0.6	18.5	(97)%
FFA	128.7	43.8	194%	35.9	18.6	93%	164.6	62.4	164%
ASP	36.5	0.9	4158%	36.8	0.3	10439%	73.2	1.2	5974%
ASN	—	(3.6)	(100)%	—	0.4	n.a.	—	(3.2)	n.a.
VEN	—	—	n.a.	—	—	n.a.	—	—	n.a.
Others	8.0	7.2	11%	—	—	n.a.	8.0	7.2	11%
Total	173.8	66.7	160%	72.7	19.3	276%	246.4	86.1	186%

	Gross margin (1)			Adjusted gross margin (2)
	2015	2014	Variation	2015	2014	Variation
	(%)			(%)
FPN	2%	9%	(7)	2%	9%	(7)
FFA	26%	25%	1	34%	36%	(2)
ASP	12%	17%	(5)	25%	24%	1
ASN	0%	(29)%	n.a.	0%	(25)%	n.a.
VEN	—	—	n.a.	—	—	n.a.
Others(3)	75%	76%	(1)	75%	76%	(1)
Total	21%	16%	5	30%	21%	9

(1)                                 Represents the proportion of our gross profit relative to our revenue for the period and segment indicated.

(2)                                 Represents the proportion of our adjusted gross profit relative to our revenue for the period and segment indicated.

(3)                                 Includes revenue from our brokerage operations.

Astor Núñez registered a negative gross profit of Ps 3.6 million in 2014, which was related to the delivery of retail units which comprised a portion of the price paid for the acquisition of the land and whose value was stated in 2011 Pesos and therefore exposed to inflation. Notwithstanding the foregoing, we expect that the residential units in the main building of Astor Núñez will generate profits. Forum Alcorta produced a high gross margin, reflecting the uniqueness of the project. Revenue in others includes brokerage revenue, which reflects the high relative margins of this business line.

The following table presents a reconciliation of our operating profit to adjusted operating profit for the years ended December 31, 2014 and 2015.

	Year ended December 31,
	2015	2015	2014
	(in thousands)
	(US$)	(Ps.)	(Ps.)

Operating profit	1,077	13,927.1	(40,321.1)
(+) Capitalized interest(1)	5,615	72,657.8	19,348.4
Adjusted operating profit	6,692	86,584.9	(20,972.7)

(1)                                 The portion of costs representing the expense of interest that was previously capitalized in inventory during construction and recognized as costs for the period upon delivery of units.

Sales and Administrative Expenses

Sales Expenses

Sales expenses increased 63.2%, from Ps.46.4 million in 2014 to Ps.75.7 million in 2015, due mainly to the following factors. Wages and social security contributions grew by 100.6%, from Ps.4.8 million in 2014 to Ps.9.6 million in 2015, due to company-wide salary inflation and performance related increases from employees directly related to sales. Taxes, duties and contributions increased from Ps.15.9 million in 2014 to Ps.23.9 million in 2015, or 50.1%, mainly due to an increase in turnover tax of 54.6%, from Ps.15.1 million in 2014 to Ps.23.2 million in 2015, which resulted from a 117.1% increase in our collections and increased turnover tax rates charged by the City of Buenos Aires. Our condominium expenses, or the proportion that we pay of total condominium expenses corresponding to units that have not yet been delivered or sold in operating projects, also increased from Ps.3.5 million in 2014 to Ps.11.5 million in 2015, due to expenses charged for finished units in our projects which have not yet been delivered. Our advertising expenses increased 34.6%, from Ps.11.5 million in 2014 to Ps.15.5 million in 2015, mainly due to our 10-year anniversary campaign, and campaigns launched for Metra Puerto Norte (“the distance between is measured in installments”) and Forum Puerto del Buceo (“more than an apartment, it’s a Forum”). Our costs of sales increased 78.8%, from Ps.5.2 million in 2014 to Ps.9.3 million in 2015, following growth in sales commissions resulting from a corresponding increase in contracted sales, with sales commissions increasing from Ps.3.2 million in 2014 to Ps.5.9 million in 2015 and showroom expenses increasing from Ps.1.0 million in 2014 to Ps.2.6 million in 2015.

Administrative Expenses

Administrative expenses increased 38.7%, from Ps.60.7 million in 2014 to Ps.84.1 million in 2015, due mainly to the following factors. Wages and social security contributions grew by 34.3%, from Ps.36.7 million in 2014 to Ps.49.2 million in 2015, due to company-wide salary inflation and performance related increases. Taxes, duties and contributions increased from Ps.1.7 million in 2014 to Ps.8.3 million in 2015, or 392.5%, mainly as a result of a Ps.7.2 million increase in the Uruguayan wealth tax we paid. Lastly, directors’ fees also increased from Ps.0.5 million in 2014 to Ps.2.3 million in 2015, due to a 30.5% increase in independent directors fees and the payment of fees to non-independent directors beginning in May 2015.

Financial Results

Exchange Rate Differences

Our results from exchange rate differences are generated from the net impact of variations in the exchange rate on monetary assets and liabilities denominated in a currency that is different from the functional currency of the entity that holds them.  The functional currency of our entities in Argentina and Uruguay is the Peso and the U.S. dollar, respectively.  Consequently, fluctuations of the exchange rate of the Peso relative to the U.S. dollar generates exchange rate differences in our Argentine entities and fluctuations of the exchange rate of the U.S. dollar relative to the Uruguayan Peso generate exchange rate differences in our Uruguayan entities.  In the process of consolidating the Uruguayan entity in our financial statements, additional exchange rate difference may arise due to the translation of the U.S. dollar-denominated equity of the Uruguayan entity to Pesos.  This exchange rate difference is presented as “Other Comprehensive Income” in our financial statements (see “—Other Comprehensive Income”).

Losses from exchange rate differences decreased by 12.5%, from a loss of Ps.39.2 million in 2014 to a loss of Ps.34.2 million in 2015, due mainly to gains from exchange differences generated by collections made on behalf of third parties, losses from exchange differences generated by collections made from third parties on our behalf, gains from exchange differences generated by debtors per sales of units, and gains and losses from the impact of fluctuantions in the exchange rate on short-term investments in foreign currency.

Financial Income

We derive financial income from the investment of our temporary cash balances in bank deposits, mutual funds and fixed income securities. These investments are part of our liquidity management activities. Financial income decreased by 53.7%, from Ps.97.4 million in 2014 to Ps.45.1 million in 2015, primarily as a result of a Ps.38.9 million recovery of a provision for advanced client payments in foreign currency in 2014 that had no corresponding item in 2015 and a decrease of Ps.27.6 million in income resulting from our reduced holding of short-term investments in 2015 as compared to 2014. These decreases were partially offset by an increase of Ps.14.5 million in income resulting from sales of short-term investments in 2015.

Financial Costs

We incur financial costs from the interest payments we make on loans, bank fees and commissions and taxes payable with respect to debits and credits on bank accounts, in each case related to expenses after construction on a particular project has been completed. Financial costs increased by 53.7%, from Ps.40.2 million in 2014 to Ps.82.6 million in 2015, mainly due to an increase of Ps.34.7 million in interest expense for debt obtained for general corporate purposes as well as debt obtained for construction financing. The interest on certain of our debt obtained for construction financing was expensed in 2015 when the related properties were delivered, whereas interest expense on that debt was capitalized in 2014, as the debt in 2014 related to projects that were then under construction. This construction debt included the loan from Banco Hipotecario to finance Forum Alcorta and other debt related to Astor Palermo, both of which projects began deliveries in 2015. Lastly, the increase in financial costs in 2015 was also related to an increase of Ps.4.3 million in provisions for losses derived primarily from the potential loss of an advance to a supplier.

A large portion of our borrowings in Pesos is tied to the fluctuation of the Private BADLAR reference interest rate. The average of this rate for fiscal year 2014 and 2015 was 22.53% and 21.53%, respectively. In 2016, the new Central Bank administration tightened its monetary policy in an effort to reduce inflationary pressures, which resulted in the Private BADLAR increasing considerably, reaching 30.75% on March 31, 2016. While it is expected that in the second quarter of 2016 inflation will begin to subside and interest rates will decrease accordingly, our financial results for 2016 could be affected by increased financing costs.

Income Tax

Income tax increased by Ps.14.1 million from an expense of Ps.3.7 million in 2014 to a gain of Ps.10.4 million in 2015, due mainly to a Ps.12.2 million increase in our tax losses and a decrease of deferred tax liabilities in an amount of Ps.1.9 million.

Other Comprehensive Loss

Other comprehensive loss results from the conversion differences arising in the process of consolidating the Uruguayan entity — whose functional currency is the U.S. dollar — in our financial statements which are presented in Pesos.  The conversion loss we recorded in respect of other comprehensive income increased from Ps.0.7 million in 2014 to Ps.20.8 million in 2015.  This increased loss was due to the significant devaluation of the Peso relative to the U.S. dollar in 2015, using the applicable exchange rates for 2014 and 2015.

Liquidity and Capital Resources

Our primary sources of funds are cash provided by operations, primarily advances from customers, and cash provided by financing activities.  Our primary uses of cash are working capital, primarily construction and acquisition of properties, and general corporate purposes.  Historically, we have been able to fund our short-term capital needs by way of cash generated from operations.  Our long-term capital needs generally result from land acquisition and construction of our projects that have been traditionally financed by construction loans and the issuance of corporate notes in the domestic capital markets.  As of March 31, 2016, we had cash and cash equivalents of Ps.252.6 million compared with Ps.68 million as of March 31, 2015, Ps.95.1 million as of December 31, 2015 and Ps.56.4 million as of

December 31, 2014. We expect to meet all of our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by revolving credit lines from financial institutions as well as our suppliers, loan facilities and/or the issuance of corporate notes. We believe that our cash from operations and our current financing sources are sufficient to satisfy our current operational and debt service obligations in 2016 and onwards. See footnote 3 to our “—Tabular Disclosure of Contractual Obligations” for a discussion of the repayment of our contractual obligations due in less than one year. We anticipate financing future acquisitions and land purchases with a combination of cash from operations, net proceeds from the offering and additional indebtedness.

Cash Provided by Operating Activities

Net cash and cash equivalents provided by operating activities were Ps.126.3 million in the first quarter of 2016, compared with Ps.14.8 million in the same period of 2015. The increase in net cash flow provided by operating activities was mainly due to an increase in advanced payments from customers from Ps.82.5 million in the first quarter of 2015 to Ps.330.1 million in the same period of 2016, an increase in accounts payable from Ps.11.7 million in the first quarter of 2015 to Ps.31.0 million in the first quarter of 2016 and an increase in other taxes payable from Ps.3.2 million in the first quarter of 2015 to Ps.8.3 million in the first quarter of 2016.  These changes were partially offset by an increase in inventory from Ps.44.7 million in the first quarter of 2015 to Ps.179.5 million in the first quarter of 2016. The increase in accounts payables was mainly the result of the effect of exchange rate differences applied to increased account creditors per purchase of real estate property in foreign currency and suppliers that get paid in foreign currency.  An increase in accounts payable increases cash, as fewer payments are made to suppliers.  Growth in other taxes payable is mainly explained by an increase in gross income tax liability and stamp tax liability, both related to sales and advance payments received.

Net cash and cash equivalents used in operating activities were Ps.22.0 million in 2015, compared with Ps.112.1 million in 2014.  The decrease in net cash flow used in operating activities was mainly due to an increase in advanced payments from customers from Ps.421.6 million in 2014 to Ps.607.2 million in 2015, an increase in trade payables from Ps.32.1 million in 2014 to Ps.169.6 million in 2015 and an increase in other taxes payable from Ps.3.7 million in 2014 to Ps.31.9 million in 2015.  These changes were partially offset by an increase in inventory from Ps.506.7 million in 2014 to Ps.740.3 million in 2015. The increase in trade payables was mainly the result of the effect of exchange rate differences applied to increased account creditors for the purchase of our units in foreign currency and suppliers that get paid in foreign currency.  Growth in other taxes payable is mainly explained by an increase in gross income tax liability and stamp tax liability, both related to sales and advance payments received.

Cash Used in Investing Activities

Net cash and cash equivalents used in investing activities were Ps.1.5 million in the first quarter of 2016, compared to Ps.0.4 million in the first quarter of 2015. The increase in net cash flow used in investing activities was primarily due to payments for the purchase of property, plant and equipment of Ps.1.0 million during the first quarter of 2016, related to the acquisition of showroom equipment.

Net cash and cash equivalents used in investing activities were Ps.4.6 million in 2015, compared to Ps.38.5 million in 2014.  The decrease in net cash flow used in investing activities was primarily due to a decrease in payments for the purchase of investment property under construction from Ps.34.0 million in 2014 — related to the acquisition of the Monroe Office Park property in 2014 — to Ps.0.3 million in 2015.

Cash Provided by/Used in Financing Activities

Net cash and cash equivalents provided by financing activities were Ps.32.4 million in the first quarter of 2016, compared with net cash and cash equivalents of Ps.2.9 million in the first quarter of 2015. The increase in net cash flow provided by financing activities was primarily due to an increase in net loans from Ps.12.9 million in the first quarter of 2015 to Ps.34.5 million in the same period of 2016.

Net cash and cash equivalents provided by financing activities were Ps.64.3 million in 2015, compared with Ps.85.5 million in 2014.  The decrease in net cash flow provided by financing activities was primarily due to a decrease in net loans from Ps.84.5 million in 2014 to Ps.66.5 million in 2015.

Debt and Other Financing Agreements

As detailed in the table below, as of March 31, 2016, our total outstanding debt was Ps.485.3 million, an increase of Ps.34.5 million compared to our total debt of Ps.450.8 million as of December 31, 2015.  Bank loans as of March 31, 2016 totaled Ps.213.9 million in short-term borrowings, of which Ps.68.4 million was in local currency and Ps.145.5 million was in U.S. dollars. Other loans in foreign currency as of March 31, 2016 consisted of Ps.30.8 million, received by our subsidiary MRL from its shareholder Marcelo Gómez Prieto as short-term borrowings.  We had overdrafts in different financial institutions as of March 31, 2016, of Ps.0.07 million. As of March 31, 2016 we had an aggregate principal amount of Ps.240.6 million in corporate notes outstanding, as described in the table below.

The following table summarizes our total debt as of March 31, 2016:

	Original	%	%	Balance in millions of
Type of Debt	Currency	Fixed	Variable	Ps.	US$	Average Rate

Bank loans	Ps.	0%	100%	68.4	4.7	29.7	%(1)
	US$	100%	0%	145.5	10.0	4.2%
Total Bank loans				213.9	14.6

Corporate Notes	Ps	25%	75%	220.0	15.1	34.6	%(2)
	US$	100%	0%	20.5	1.4	3.90%
Total Corporate Notes				240.6	16.5

Overdrafts	Ps.	100%	0%	0.1	0.0	35.0%
Total Overdrafts				0.1	0.0

Other loans	US$	100%	0%	30.8	2.1	15.0%
Total Other loans				30.8	2.1
Total				485.3	33.2

(1)                                 Weighted average of rates applicable for all bank loans.  The variable rate applicable to bank loans is the sum of adjusted Private BADLAR (published daily) and a spread.  For the purpose of this calculation, we have assumed Private BADLAR rate for March 31, 2016, which was 30.75%.

(2)                                 Weighted average of rates applicable for all corporate notes. The variable rate applicable to bank loans is the sum of Private BADLAR (published daily) and a spread. For the purpose of this calculation, we have assumed Private BADLAR rate for March 31, 2016, which was 30.75%.

Bank Loans

The following is a description of our main bank loans as of December 31, 2014, December 31, 3015 and March 31, 2016.

						Balance as of December 31,
						2016		2015			2014
	Principal Amount		Maturity	Disbursed(1)		Current	Non- current	Current		Non- current	Current	Non- current
						(Ps.)		(Ps.)			(Ps.)
Hipotecario (2)	Ps.	30,000,000	02/28/2016	Ps.	26,124,600	—	—	26,909,465		—	27,190,687	—
Hipotecario (2)	Ps.	30,000,000	05/22/2016	Ps.	30,000,000	30,901,295	—	30,901,295		—	31,243,911	—
Ciudad de Buenos Aires (3)	Ps.	71,000,000	05/23/2016	Ps.	48,947,256	49,193,999	—	42,503,882		—	82,894	16,443,553
Total in local currency						68,424,799	—	100,314,642		—	58,517,492	16,443,553

Hipotecario (2)	US$	12,000,000	05/22/2016	US$	9,906,007	—	—	25,729,155	(5)	—	85,884,333	—
Santander (4)	US$	750,000	12/08/2016	US$	750,000	7,479,741	—	9,244,530		—	—	—
Itaú (4)	US$	387,000	05/06/2016	US$	387,000	6,066,055	—	5,076,784		—	—	—
BBVA (4)	US$	3,990,000	12/07/2016	US$	3,990,000.	58,654,852	—	51,864,368		—	—	—
BBVA(5)	US$	5,000,000	05/02/2016	US$	5,000,000	73,250,000	—	25,997,177		—	—	—
Total in foreign currency						145,450,648	—	117,912,012		—	85,884,333	—

(1)                                    As of March 31, 2016.

(2)                                    Loans from Banco Hipotecario partially financed the construction of Forum Alcorta. The loans in Pesos accrue at an interest rate equal to adjusted Private BADLAR. The loan in U.S. dollars accrued interest at a rate of 9.5% per annum. On August 14, 2015, Banco Hipotecario accepted our offer to prepay the loans in consecutive installments until May 22, 2016 (as such terms were amended on April 7, 2016). These loans are guaranteed by a first lien mortgage on our inventory in the Forum Alcorta project. The outstanding balance as of March 31, 2016 and also as the date of this prospectus is Ps.19,230,800 which we expect to repay using cash received pursuant to final payments by our clients upon delivery of their units.

(3)                                    On May 23, 2013 we entered into a loan agreement with Banco de la Ciudad de Buenos Aires for the amount of Ps.71.0 million to partially finance the construction of Astor Núñez. The outstanding balance of the loan accrues interest at an annual effective rate of 25.59%.  This loan is guaranteed by a first priority mortgage on our inventory in the Astor Núñez project. We expect to repay outstanding amounts using cash received pursuant to final payments by our clients upon delivery of their units. As of the date of this prospectus, the company is negotiating an amortization schedule with respect to principal amounts owing.

(4)                                    The loan obtained by Forum Puerto del Buceo is secured by U.S. Treasury Bills owned by TGLT Uruguay.

(5)                                    On December 18, 2015, Forum Puerto del Buceo entered into a syndicated loan with Banco Bilbao Viscaya Argentaria Uruguay S.A (BBVA) and Banco ITAU Uruguay S.A. for the financing of the construction of Forum Puerto del Buceo for US$16.0 million.  The loan will be disbursed pursuant to a schedule based on the progress of construction and bears interest per annum as of each disbursement date at three-month Libor plus 300 basis points, plus applicable taxes, with a maximum annual interest rate of 5%. The loan is secured by a mortgage on the units of phases 1 and 3 of the project as well as the assignment to the bank of customer payments due at delivery.  As of March 31, 2016, the disbursement of this loan was pending completion of the mortgage lien over the collateral, which is currently being documented. On December 18, 2015, BBVA granted a bridge loan for up to US$9.0 million with an interest rate of 6.5% payable upon the first disbursement of the syndicated construction loan. The balance as of March 31, 2016 under this loan was US$5.0 million, which is expected to be repaid with the disbursement of the syndicated loan once the conditions precedent are fulfilled. The maturity of this loan was extended to November 3, 2016.

On June 3, 2016, the Company, through its subsidiary MRL, obtained a syndicated loan in the amount of Ps.260 million to finance the construction of the first six buildings of the Las Rías phase of our project Venice (see “Business—Our Business Lines—Residential Real Estate—Residential Projects under Development—Venice”) from Banco Santander Río S.A. and Banco Ciudad de Buenos Aires S.A. The funds will be disbursed based on the progress of construction of the buildings financed, with Ps.27.3 million disbursed on June 3, 2016, upon the execution of the loan. As collateral for the loan, MRL has granted a first degree mortgage on the Venice property for up to Ps. 527.5 million. The loan is divided into two tranches. The first tranche is for up to Ps. 182 million and will finance the construction of five buildings already under construction that we expect to deliver during the second quarter of 2017, and must be repaid in six monthly installments beginning in April 2017 and ending in October 2017. The second tranche is for up to Ps. 78 million and will finance the construction of a sixth building we expect to deliver during the third quarter of 2018, and must be repaid by October 2018. The loan will bear a variable interest rate equal to Private BADLAR, a reference rate published by the Central Bank of Argentina, plus a fixed component of 450 bps.

Corporate Notes

On December 20, 2011, our shareholders approved the creation of a global program for the issuance of either secured or unsecured, senior or subordinated, short-, medium- or long-term non-convertible corporate notes, pursuant to Law No. 23,576, for an amount of up to US$50.0 million or its equivalent in other currencies.  The corporate notes can be issued in different classes or series and the successive classes and/or series that are amortized may be reissued.  The authorization for the issuance of notes under this program expires on July 12, 2017.

The following is a summary of the material terms of each of our issuances of notes and outstanding balances as of March 31, 2016.

Class	IV	VI	VII	IX	X	TOTAL
Issuance date:	07/03/2013	05/27/2014	05/12/2015	05/12/2015	02/23/2016
Amount issued:	US$7,380,128	Ps.15,842,677	Ps.77,690,235	Ps.57,229,975	Ps.96,828,323
Amount payable:	US$2,077,865	Ps.10,000,000	Ps.77,690,235	Ps.57,229,975	Ps.96,828,323
Balance in Ps. million as of Mar. 31, 2016, including accrued interest:	20,538,431	7,672,719	55,165,191	58,454,291	98,724,728	240,555,361
Currency:	Pesos, to the current exchange rate (“U.S. dollar-linked”)	Pesos	Pesos	Pesos	Pesos
Interest rate:	3.90%	Private BADLAR + 549 bps	Fixed rate 29%	The highest between: a) 0.90 multiplied by the variation of CAC index; and b) Private BADLAR + 600 bps.	Private BADLAR + 550 bps
Maturity:	07/04/2016	11/29/2016	05/06/2016	05/14/2018	08/23/2017
Amortization:	4 equal consecutive installments, starting 5/10/2015, in the months 27, 30, 33 and 36	4 equal consecutive installments, starting 29/02/2016, in the months 21, 24, 27 and 30	1 installment at maturity date 06/05/2016	4 equal consecutive installments, starting 08/14/2017, in the months 27, 30, 33 and 36	2 equal consecutive installments, starting 05/23/2017, in the months 15 and 18
Payment of interests:	Coupon every 3 months
Payment of principal:	Simultaneous
Rating:	BBB (Argentina) as per FIX SCR S.A. Agente de Calificación de Riesgo

On June 5, 2016, we repaid the outstanding balance of our Class VII corporate notes.

Overdrafts

As of March 31, 2016, we had overdrafts for the amount of Ps.0.07 million. As of March 31, 2016, we had overdraft agreements with the following banks: HSBC Bank Argentina (up to Ps.8.0 million), Banco Industrial de Azul (up to Ps.1.5 million), Banco Galicia (up to Ps.2 million), Banco Supervielle (up to Ps.5 million), Banco Santander Río (up to Ps.18 million) and Banco Patagonia (up to Ps.5 million).

Other Loans

On December 3, 2014, one of our subsidiaries, MRL, entered into a loan agreement with one of its shareholders for up to US$2.0 million for the financing of certain construction on our Venice project and other expenses related to project development. Amounts borrowed under this facility accrue interest at a rate per annum of 15%.  As of March 31, 2016, MRL had requested two disbursements, in an aggregate principal amount of US$1.3 million. The availability period of this facility expired on March 31, 2016, after which no further disbursements may be made. As of March 31, 2016, the outstanding balance was Ps.30.8 million (principal plus accrued interest) and the maturity date is on December 12, 2016. See “Related Party Transactions.”

Restrictive Covenants

As of the date of this prospectus, we are in compliance with all payment and other obligations under our financing documents. Our financing documents include, among others, affirmative and negative covenants (subject to important qualifications and exceptions), including (i) restrictions on:

•                  incurring additional indebtedness;

•                  creating liens;

•                  selling encumbered real estate assets;

•                  declaring and paying dividends; and

•                  reducing our capital stock;

and (ii) obligations to:

•                  maintain insurance on certain properties on terms reasonably acceptable to our creditors; and

•                  maintain certain financial ratios, including leverage ratios.

Capital Expenditures

We invest in the development of for-sale, residential projects and in the development and acquisition of for-lease commercial projects.  Investments in the development of for-sale projects are considered investments in working capital as they are recorded under inventory.  During 2015 we invested Ps.21.3 million in the acquisition of new land (recorded in other receivables) and Ps.910.6 million in construction.  In the first quarter of 2016, we invested Ps.196.3 million in construction. The table below provides our total expenditures in the development of our projects incurred in 2014, 2015 and the first quarter of 2016:

	Year ended December 31,			Three months ended March 31,
	2015	2015	2014	2016	2016
	(U$S million)	(Ps. million)		(U$S million)	(Ps. million)
FPN	1.1	14.4	59.7	0.1	1.0
FFA	12.6	163.0	226.0	1.4	21.0
FPB	19.4	250.8	146.0	5.4	78.2
ASP	4.6	59.0	146.0	0.3	3.8
ASN	12.7	164.3	64.3	3.1	45.3
VEN	13.1	170.1	56.5	2.9	42.9
Others	6.9	89.2	75.6	0.3	4.1
Total	70.4	910.6	774.1	13.4	196.3

Investments in the development or acquisition of for-lease projects are considered capital investments and are recorded under investment property.  During the three months ended March 31, 2016 and the year ended December 31, 2015, we did not make any such investment. During fiscal year 2014, we invested Ps.34.2 million in the acquisition of the property where Monroe Office Park will be developed.

We have budgeted approximately Ps.1,298.1 million for working capital and capital investments for 2016 (including the amount invested in the first quarter of 2016), without taking into account the proceeds from this offering, or Ps.4,999.2 million considering proceeds from this offering (See “Use of Proceeds”).

We expect that we will meet our working capital and capital expenditure requirements for the next several years from internally generated funds, cash on hand, proceeds from this offering and disbursements from construction loans that we have already been granted.  Additional financing, if necessary for the construction or acquisition of any project, is expected to be obtained from bank loans and the issuance of debt securities.  There can be no assurance, however, that sufficient funding will be available to us from internal or external sources to finance any future capital expenditure program, or that external funding will be available to us for such purpose on terms or at prices favorable to us.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Trend Information

Other than as disclosed in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial condition.

Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations as of March 31, 2016:

	Payments due by Period (Ps.in millions)
		Less than	1-3	3-5	More than
	Total	1 year (3)	years	years	5 years
Debt (principal and interest)	562.2	388.6	173.6	—	—
Operating Lease Obligations (1)	2.5	2.5	—	—	—
Accounts payable (2)	223.3	213.8	9.5	—	—
Other Long-Term Obligations	—	—	—	—	—
Total Contractual Cash Obligations	788.1	605.0	183.1	—	—

(1)                                 Operating lease obligations include lease contracts for our headquarters office in Buenos Aires, Argentina (US$22,100 per month), and our office in Montevideo, Uruguay (US$1,968 per month)

(2)                                 Excludes non-monetary payables, namely, debt for the acquisition of land to be repaid by the delivery of finished units.

(3)                                 Of the Ps.388.6 million under Debt (principal and interest), Ps.146.6 million corresponds to debts of our subsidiary FDB of which Ps.72.2 million are secured by U.S. Treasury Bills owned by TGLT Uruguay and Ps.73.3 million are expected to be repaid in November and December 2016 with the disbursement of a syndicated construction loan once certain conditions precedent are fulfilled; Ps.51 million correspond to a loan for the construction of Astor Núñez that are expected to be repaid with the final payments due by our customers upon delivery of the units, expected in the last quarter of 2016; Ps.19.2 million correspond to a loan for the construction of Forum Alcorta that are expected to be repaid with the final payments due by our customers upon delivery of the remaining units to be delivered, expected in second quarter of 2016; and Ps.138.4 million correspond to the service of our negotiable obligations or corporate notes which are expected to be funded by our operations as well as with a new issuance of corporate obligations. Of the Ps.213.8 million under Accounts payable, Ps.197.7 million correspond to payables to our suppliers and deferred payments that are expected to be funded with net cash from our operations and/or revolving credit lines. The remainder of the payments due in less than one year are expected to be paid out of our cash from operations and/or other of our current financing sources.

Market Risk

Our activities are exposed to risks inherent to the real estate development business in Argentina.  These include the following:

•                  Risk of increasing construction costs: Most of our costs are pegged to inflation related to construction and material prices and labor rates.  However, we hedge this risk operationally by adjusting pending balances for units sold and price lists by the construction costs index published by CAC, on a monthly basis.

•                  Risk of demand of our products: Financing for our real estate projects depends in large part on presales for each project.  The demand for our products depends on several external factors including macroeconomic and market conditions.  We continuously monitor the pace of sales and make adjustments to our marketing strategy, including pricing and discount policy, to secure the required operational funding for our projects.

•                  Risk of suppliers’ contract default: The construction of our projects is primarily outsourced to external contractors.  We thoroughly evaluate the credit and capacities of our suppliers both before and during the performance of the contract to minimize the risk of contractual default.  In addition, we require from our suppliers performance and other insurance policies that cover this risk.

Financial Risk

•                  Risks related to financing: We access the loan and capital markets to obtain external financing for our projects.  We maintain active relationships with the banking community and domestic and foreign institutional investors to access external funding for our projects and to refinance existing facilities, as necessary.

•                  Risk related to exchange rates: We develop and sell our products in Argentina and Uruguay and consequently we are exposed to risks arising from exchange rate fluctuations. In particular, we have debts in foreign currency, including a mortgage loan for the Forum Alcorta project and our corporate notes. In order to minimize the risks related to the exchange rates of our financial liabilities, during the financial periods described in this prospectus, we entered into Peso/U.S. dollar foreign exchange transactions to hedge a portion of our U.S. dollar-denominated obligations.  We do not enter into hedging or derivatives transactions of a speculative nature.

•                  Risks related to interest rates: We are subject to risks related to interest rates in our investment portfolio and liabilities.  A large portion of the interest of our financial liabilities is tied to the Private BADLAR reference rate.  Historically, the level of the Private BADLAR rate has been below the inflation and CAC indices pursuant to which we adjust our sale and construction contracts.

•                  Risk originated in credits: We are exposed to credit risk with regards to our clients, suppliers and any investments of our excess liquidity.

We finance our projects mainly through the presale of units.  Purchase agreements with our clients include, in general, a payment plan beginning at the closing of the sale agreement and ending on the delivery of the finished product, with installments falling due during the construction process.  Any irregularity or delay in payment constitutes a risk for financing of the project.  Purchase agreements include strong penalties for breach in payment agreements with high costs for our clients. As a result, we do not experience a high level of delay or failure in payment.

We provide advance payments to our suppliers, a practice which is typical in the market.  We face the risk that our suppliers will not fulfill their contracts and that we may not be able to recover the advances paid.  We require performance policies as a guarantee for all cash advances we pay.

Credit risk related to the investment of cash and cash equivalent balances is managed directly by our treasury.  We are conservative in our financial investment policies, favoring deposits in top-tier financial institutions.

Liquidity Risks

•                  Our financing strategy seeks to preserve adequate financing resources and access to additional liquidity.  We believe we currently keep enough cash and cash equivalents on balance to finance customary levels of activity and believe that we have adequate access to the market to finance our short-term working capital needs.  In 2016, in addition to the issuance of corporate notes that took place on February 23, 2016 in an amount of Ps.96.8 million, we expect to receive Ps.308 million of collections from contracted sales, from both installments and at-delivery payments.  This does not include collections for new sales and disbursements of existing loans and any future loans.

BUSINESS

The following discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements.  For a discussion on some of those risks and uncertainties please refer to the sections entitled “Forward-Looking Statements” and “Risk Factors.”

Overview

We are one of the fastest growing integrated real estate companies in Argentina in terms of developed area, with substantial focus in Argentina. Since our establishment in 2005, we have focused on the development of residential properties, and are currently expanding our commercial real estate operations, particularly in the office and logistics sectors.

We have a proven track record of implementing our integrated business model to achieve substantial growth, in particular since our IPO on the MERVAL on November 5, 2010, through which we raised approximately Ps.220 million to fund our aggressive growth plan in the residential real estate sector. We have also developed mixed-use residential and commercial projects since 2010. By successfully deploying the capital we raised through our MERVAL IPO despite the economic challenges facing Argentina since the crisis in 2001-2002, we have achieved significant growth, with our contracted sales increasing from US$41.3 million (Ps.161.5 million) for the fiscal year ended December 31, 2010—the year of our IPO on the MERVAL—to US$113.6 million (Ps.1.052,4 million) for the fiscal year ended December 31, 2015-at the average exchange rate for the applicable year, achieving a compound growth rate in U.S. dollars of 22.4%. for this period. We are now the largest residential real estate company in Argentina in terms of total GSA, with more than 596,000 square meters (including our Forum Puerto del Buceo project) in different stages of development, across 11 large projects with 94 buildings.

In developing our residential projects, we have primarily focused on the high income purchasers who can typically afford to purchase properties in cash. However, we have also developed several projects that target the middle income segment, which we believe is poised for significant growth, as mortgage financing once again becomes available to Argentine purchasers, which we believe will occur as a result of expected political, regulatory and economic developments in Argentina.

As an integrated real estate company, we control all aspects of the real estate development process with a management team experienced in all key areas of real estate development and operations, including land identification and acquisition, government licensing and relations, project management, commercialization and sales. During the development process, while we retain the decisions and control of these functions, we entrust the actual execution of certain functions, such as architecture and construction, to specialized companies under our close supervision. We also provide specialized value-added services that seek to maintain or increase the value of real estate properties owned by us and our clients.

We believe that our integrated business model will (i) allow us to capture value throughout the business cycle, as we are able to focus on different market segments at different points in the cycle, (ii) provide flexibility to take advantage of different opportunities that arise in Argentina’s rapidly evolving real estate market, (iii) give us the ability to match our cash flows and our risk exposure across different business lines with the different cash requirements and return profiles of our business lines, and (iv) generate critical mass as we combine operations, realize synergies and take advantage of cross selling opportunities through our brokerage business and with our corporate clients.

Through this integrated business model and our experience in developing mixed-use projects, we plan to take advantage of current market opportunities to grow more aggressively in two core areas of commercial real estate:

•                  for-lease Class A office buildings — which are buildings with above average rents for the area in which they are located, high quality standard finishes and systems, exceptional locations and a recognized market presence; and

•                  PLCs — which are integrated warehouses, built with advanced features, including dock levers, high resistance floors, climate control and support offices, in the Buenos Aires metropolitan area.

Our senior management team has extensive experience in creating and developing successful real estate companies. Federico Weil, our founder, CEO and Chairman, founded some of the most prominent real estate companies in Argentina, such as Adecoagro (NYSE: AGRO), and Alejandro Belio, our COO, was CEO of Faena Properties S.A. and Creaurban S.A., two large property developers in Argentina. We are also backed by leading institutional investors, including PointArgentum and Bienville, two major investment funds that each currently hold 13.6% of our common shares.

Our integrated business model is comprised of three business lines:

•                  Residential: For over ten years we have successfully developed for-sale multifamily residential and mixed-use projects in Buenos Aires and Rosario, Argentina and Montevideo, Uruguay. We have targeted high-income segments of the population that can afford to buy real estate in cash, without mortgage credit assistance, given the particularities of the markets in which we operate. However, we have also developed several large projects targeted at middle-income segments of the population. We believe that ongoing economic reforms, in particular the expected expansion of available mortgage credit and the expected resulting increase in demand, will positively impact the residential real estate sector specifically, and provide us with significant opportunities for growth and enhanced margins. Our residential projects are in varying stages of development, and include the following:

Project	Location	Segment	Area (sqm GSA)	Buildings	Status
Forum Puerto Madero	Puerto Madero, Buenos Aires	Homes & Retail	34,000	1	100% sold. Delivered in 2008

Forum Puerto Norte	Rosario, Santa Fe	Homes & Offices	52,639	11	100% sold. 99% delivered as of first quarter of 2016.

Forum Alcorta	Bajo Belgrano, Buenos Aires	Homes	39,763	3	98% sold. 93% of Tower One and 82% of Tower Two delivered. In Tower Three, delivered 21% of sellable units and expected to continue throughout 2016.

Forum Puerto del Buceo	Montevideo, Uruguay	Homes	48,185	1	66% sold. Deliveries expected in 2016-2018

Astor Palermo	Palermo, Buenos Aires	Homes & Parking	14,763	1	98% sold. Delivered 77% of total sellable units as of the first quarter of 2016.

Astor Núñez	Núñez, Buenos Aires	Homes & Retail	20,368	2	95% sold. Deliveries expected in 2016

Astor Caballito	Caballito, Buenos Aires	Homes	31,114	3	Currently suspended due to injunction. See “Business—Our Business Lines—Residential Real Estate—Residential Projects Under Development—Astor—Astor Caballito.”

Metra Puerto Norte (Brisario)	Rosario, Santa Fe	Homes & Retail	68,613	11	61% of Phase 1 (out of 5 phases) sold. First deliveries expected in 2017.

Metra Devoto	Devoto, Buenos Aires	Homes	19,392	4	6% sold. Commercial launch to general public expected in 2016 to 2022.

Venice	Tigre, Buenos Aires	Mixed uses	208,676	53	60% of Phase 1 (out of of 4 phases) sold. Deliveries expected in 2016-2022

Proa (Brisario)	Rosario, Santa Fe	Mixed uses	65,166	4	Launch expected for third quarter of 2016.

Astor San Telmo	San Telmo, Buenos Aires	Homes & Retail	27,542	1	13% sold. Commercial launch to general public in 2016. 68 of 404 units sold.

Total (excluding Forum Puerto Madero)			596,221	94

•                  Commercial: Our plan is to identify and invest in opportunities in the for-lease Class A office building and PLC sectors, primarily in the Buenos Aires metropolitan area. We believe that a strong and sizable portfolio of office and logistics assets will provide us with stable, long-term cash flows from lease payments which will help us fund new developments and counterbalance the cyclical nature of the residential sector. Between 2008 and 2011, we developed for-sale office buildings in Rosario, Argentina and in 2014, we acquired 31% of a property for the development of a for-lease 23,000 square meter GLA, office building in Buenos Aires. We are seeking permits to develop a 6,000 square meter GLA for-lease office building within our Brisario mixed-use project in Rosario. We expect that this project will be delivered in the fourth quarter of 2018, and will require a total investment of Ps.256.2 million (US$19.97 million), of which we have invested Ps.16.2 million (US$1.11 million) as of March 31, 2016. Additionally, we have commenced negotiations for the potential acquisition of properties in the Buenos Aires metropolitan area. While we have not yet acquired rights to these additional sites, we believe that these and other sites that we have identified represent a strong pipeline of strategically located properties for commercial development. Approximately 80% of the proceeds from this offering will be used to grow our portfolio of commercial properties.

•                  Services: We provide specialized value-added services, including brokerage, in order to optimize our customers’ experience, as well as maximize our control over the marketing process. These kinds of services allow us to increase the revenue we generate from our own projects by expanding our margins and generating additional revenue from third-party developments. We also believe that through our services we create significant synergies for our operations, including obtaining market intelligence and providing the highest standard of customer care.

Our Competitive Strengths

•                  We are the only integrated publicly-listed real estate company focused substantially on Argentina.

Following the implementation of our commercial real estate strategy, we will be uniquely positioned in the Argentine market as the only integrated and diversified publicly-listed real estate company focused substantially on the development of both residential and office and logistics real estate in Argentina, and the operation of the latter. We believe that the benefits we derive from our leading position in the residential market, including our deep industry knowledge, development expertise and relationships with potential real estate sellers and construction companies, provide us with an advantage in the expansion into the commercial real estate sector through the development, and strategic acquisition, of for-lease prime office buildings and PLCs in the Buenos Aires metropolitan area. Our integrated investment plan provides investors with exposure to both Argentina’s residential and commercial real estate sectors.

•                  We have the largest residential development portfolio in Argentina composed of unique and iconic properties under market leading brands.

We are the largest residential real estate developer in terms of total GSA in Argentina and have an unmatched portfolio of properties, in terms of size and quality of projects, in various stages of development, and have a proven track record of successfully managing the entire value chain of real estate development.

As a result of our leading position, we are able to quickly deploy capital in building our portfolio. We currently have 11 large residential projects under development, consisting of 94 buildings and over 596,000 square meters, which are located in the largest and most affluent urban areas of the country that cover 36% of Argentina’s population and 56% of its GDP, as well as in Montevideo, Uruguay. We expect to deliver these projects over the course of the next twelve years at a total investment of Ps.15.1 billion (US$1.03 billion), of which Ps.4.3 billion (US$294.5 million) has been invested as of March 31, 2016. See “—Our Business Lines—Residential Projects Under Development” for a discussion of each project’s anticipated completion date, costs incurred to date and budgeted costs. We have also identified several additional sites, that we are in the process of evaluating for development.

Additionally, we believe that our properties stand out for their quality, their unique and iconic design and their ability to define their surroundings. In 2015, TGLT was ranked by Clarín ARQ, a prestigious architectural and construction publication in Argentina, as the best developer in Argentina across all categories (quality, customer service, integrity and, financial strength, among others). In addition to their design, the premium nature and prices or our projects are enhanced by market leading brands, including Forum, Astor and Metra, which help drive demand for our properties and have allowed us to achieve strong operating profits. We believe that our ability to leverage our brand recognition in the residential space, coupled with our development expertise, industry knowledge and established relationships, will provide us with a distinct advantage as we expand in the premium office and logistics real estate markets.

•                  Our company has a proven track record of acquiring land at attractive prices and successfully creating value throughout the development process.

Our team has over ten years of experience in identifying premium properties within each of our targeted sub-markets, successfully negotiating acquisitions and closing transactions in time to avoid significant competition. Our land acquisitions in the residential sector over the last ten years are a consistent example of our agility and market knowledge, which we believe we can successfully leverage in our expansion into developing and acquiring office and logistics projects. We have already identified a pipeline of residential properties, office buildings and PLC opportunities, combining development and acquisitions, in the most in-demand and premium locations.

In addition, we have developed an extended network of relationships with third-party brokers and land and property owners that has allowed us to build a sizeable pipeline of investment opportunities.

•                  We have a strong and actionable pipeline of properties for potential acquisition and development and a flexible platform, with an efficient cost structure, to successfully execute on these opportunities.

In the residential sector, we have identified five potential land acquisition opportunities and a potential GSA of 146,353 square meters.

In the office business line, we have identified 21 potential land or building acquisition opportunities with a potential GLA of 656,744 square meters with a total potential investment of US$1.8 billion. In the logistics business line, we have identified 11 potential land or building acquisition opportunities with a potential GLA of 1.2 million square meters and a total potential investment of US$1.1 billion. We expect to finance the investments we pursue with up to 40% debt. We believe that we are well prepared and positioned to rapidly deploy capital into some of these pipeline projects to seize an early-mover advantage.

We have an established and integrated real estate operating platform which allows us to perform all fundamental real estate functions in-house and achieve important synergies. We believe that our integrated platform will facilitate execution of our pipeline. Additionally, our operating platform has been designed such that, at little incremental cost, it can successfully scale with the number of projects we undertake while allowing us to maintain the level of quality and care demonstrated in existing projects.

The price and other terms of acquisition have not been agreed to with respect to the properties included in the pipeline and none of the pipeline property acquisitions are probable. There are no rights of first refusal, options or exclusivities signed as of the date of this prospectus, only verbal negotiations and terms sheet discussions. There can be no assurance that we will complete any of the acquisitions under negotiation or analysis.

•                  We are a publicly-listed company with a robust corporate governance structure, backed by leading institutional investors as strategic shareholders, and led by a highly experienced management team with a proven track record.

We became a publicly-listed company in Argentina in November 2010 when we listed our shares on the MERVAL and have been backed by institutional investors since 2007 (including PointArgentum and Bienville since 2015). Our financial discipline, strong corporate governance standards and practices, robust internal controls and market visibility are, among others, the result of our commitments under CNV rules for public companies in Argentina and our relationships with our current and previous institutional investors.

We believe that our corporate governance policies, including our audit committee, a code of ethics and an internal code of conduct, provide us with a competitive advantage in dealing with our customers, suppliers, financial institutions and other service providers in the Argentine real estate sector, and we expect that they will allow us to maximize value for our shareholders.

Additionally, we have a highly qualified team across all key areas of real estate development and operations. Our senior management team has an average of over 13 years of experience in the industry and, as of March 31, 2016, was supported by approximately 91 employees. See “—Human Resources.” Our founder, CEO and Chairman, Federico Weil, has proven his strong leadership capabilities by successfully operating in a variety of business and economic cycles, including through major national and global financial and real estate crises. Mr. Weil also has a proven track record in building successful real estate companies, having also founded Adecoagro (NYSE: AGRO). We believe that Mr. Weil, as well as our management team, will continue to have a long-term commitment to our business.

In addition, we are backed by leading institutional investors including PointArgentum and Bienville. PointArgentum is an Argentine-focused investment fund managed by PointState Argentum LLC, an affiliate of New York-based SEC-registered investment firm PointState Capital LP. PointState Capital LP managed US$19.7 billion of assets as of June 6, 2016.

Bienville is an Argentine-dedicated investment fund managed by Bienville Capital Management LLC in association with Explorador Capital Management LLC. It is a New York-based, SEC-registered investment firm founded in 2008 that manages approximately US$797 million of assets as of June 6, 2016.

Our Business Strategy

•                  Continue consolidating our position as the leading residential real estate developer in Argentina through continued strategic expansion.

We believe that ongoing economic reforms, in particular the expansion of available mortgage credit and the expected resulting increase in demand, will positively impact the residential real estate sector specifically, and provide us with significant opportunities for growth and increased profitability. We plan to continue our existing strategy in this sector, namely by focusing on premium properties in the mid- to high-income sectors in the metropolitan areas of Buenos Aires and Rosario, Argentina, as well as Montevideo, Uruguay. We aim to focus our land banking efforts in order to take advantage of expected infrastructure improvements and changes in zoning that can create significant value appreciation of the properties we acquire.

Our residential operations rely on presale deposits for the majority of their financing. As of March 31, 2016, advances from clients amounted to Ps.2,529.9 million, representing 76.8% of our residential inventory, which we believe demonstrates our capacity to develop residential properties with relatively low levels of external capital. Additionally, as of December 31, 2015 and December 31, 2014, advances from clients amounted to Ps.2,199.8 million and Ps.1,592.6 million, respectively, which represented 70.6% and 67.0%, respectively, of our residential inventories. We expect that our significantly increased capitalization following this offering will reduce our reliance on presale deposits for financing, which we expect in turn will result in increased operating margins due to reduced discounts offered to clients.

Investments in for-lease commercial properties depend to a larger extent on long-term capital (equity or long-term debt) for financing. We also intend to obtain advance lease payments to finance a portion of the initial investment, and we will rely on cash flow from operations to finance maintenance capital expenditures.

•                  Become a leader in the Argentine commercial real estate market by creating a portfolio of premium assets.

We plan to position ourselves as a market leader in the offices and logistics business lines, which we believe are likely to benefit from increases in lease rates and occupancy due to market and economic dynamics. We expect to benefit from an early-mover advantage as we have already identified and started negotiations for a sizable number of opportunities that we have identified in these business lines. Our strategy is to continue to identify, evaluate and invest in opportunities in the for-lease Class A office building and PLC sectors, primarily in the Buenos Aires metropolitan area. We believe that a strong and sizable portfolio of office and logistics assets will provide us with stable, long-term cash flows, which will help offset the cyclical nature of the residential sector as well as provide additional funding for new developments.

In general, we plan to target the development and opportunistic acquisition of income-producing properties, focusing on areas where supply is constrained and we have identified significant pent-up demand. We believe that we are well-positioned to capitalize on these opportunities through our well-established networks and relationships. We intend to pursue these opportunities, either as sole investors or as co-investors, in this case only as long as we preserve the control of the development process, if any, and the management of the properties. We will also seek to optimize the overall value and performance of our properties by seeking to (i) maintain high retention rates with tenants; (ii) maximize occupancy; (iii) control operating expenses; (iv) maintain our properties to high standards; and (v) prudently invest in our buildings.

•                  Continue to develop unique and iconic properties.

We expect to leverage our experience and capabilities to identify attractive development opportunities in order to expand our portfolio of unique and iconic properties. Additionally, we expect that the projects in our pipeline will, as did our prior projects, stand out for their quality, their unique and iconic design and their ability to define their surroundings, which we believe makes them irreplaceable trophy addresses for our customers. We expect to take advantage of new, high-quality land that will come onto the market as the City of Buenos Aires makes zoning changes and expands its public transport network.

•                  Strengthen and expand our real estate services business.

We intend to increase our services revenues through Sitia, our residential and commercial real estate brokerage subsidiary, and through Houseboard, our community management platform that supports the operation and administration of our projects. Our services businesses provide an additional source of recurring and independent cash flow, while remaining isolated from our project development risks. The development of brokerage and building management services represents a further step forward in terms of the integration of our real estate platform, allowing us to improve profitability as we cross-sell between our different lines of business. We also expect this additional cash flow stream to provide additional cash to fund the development of new projects and grow our business with financial stability.

•                  Maintain a sound financial structure by favoring operational leverage.

We plan to continue our conservative approach towards the use of working capital and maintaining leverage levels in line with industry norms. We will continue to seek to secure the land for our projects by locking up as little capital as possible, using purchase options and seller financing structures, in addition to exchanges of land for finished units in the case of residential projects.

In for-lease commercial properties, we intend to partially finance the acquisition or development of the properties with prudent financial terms, which we expect to include loan-to-value financing of not more than 40% and interest rates below expected initial cap rates.

Our History

Early Years

We were founded by Federico Weil in 2005 with the goal of becoming the first fully integrated real estate company in Argentina, and actively participating in the institutionalization of the Argentine real estate development industry, taking advantage of the market opportunities at that time.  Over the past few decades, most of the largest real estate developers in other Latin American countries have consolidated, which in turn has resulted in a more institutionalized real estate industry, gaining access to international capital markets and experiencing substantial growth.  At the same time, the real estate development industry in Argentina continued to be highly fragmented and comprised mainly of small companies with little or no access to the capital markets.  We have sought to be the leading company in transforming our industry and bringing it in line with the prevailing trends in more developed markets.  From 2007 to 2015, we partnered with PDG to give shape to this vision.

Since our establishment, we have focused on large projects in premier locations in Argentina.  Our first development project was Forum Puerto Madero, a 47,000-square-meter development project on Dock IV in the neighborhood of Puerto Madero in Buenos Aires, with 34,000 sellable square meters fully delivered in 2008.  This project was followed by others, including Forum Puerto Norte, Metra Puerto Norte and Proa, which is expected to be launched in September 2016, each in Rosario, Province of Santa Fe.  Our additional developments in Buenos Aires include Forum Alcorta, Astor Palermo, Astor Caballito, Astor Núñez, Astor San Telmo and Metra Devoto, the latter of which is expected to be launched in August 2016.  We also continued to grow with developments outside of Buenos Aires and Rosario, with the launch of Venice in Tigre, Province of Buenos Aires and Forum Puerto del Buceo in Montevideo, Uruguay.  Our projects to date have been primarily residential developments, though certain projects have included a for-sale retail and/or office component.  These projects add a total of 330,958 square meters of sellable area that are now at various development stages and are evidence of our expertise and know-how in the real estate industry.

In line with our vision of operating as an integrated real estate company, and by leveraging our transferable skills from residential real estate development, we entered into the for-lease commercial real estate business in 2014 with our acquisition of 31% of a piece of property on which we plan to develop the Monroe Office Park, which will contain 23,000 square meters of GLA.

Offering of Common Shares in Argentina

Our IPO on the MERVAL in November 2010 provided us with nearly Ps.220 million (US$56 million) in cash to launch an aggressive growth plan, which in turn enabled us to consolidate all our projects and resources, thereby improving our efficiency, agility and economies of scale.  Our IPO on the MERVAL was the first in the Argentine market in a period of over two and a half years following the nationalization of the Argentine pension funds system, and the first made by a company engaged exclusively in residential real estate development.

Our IPO on the MERVAL consisted of 47,999,485 new ordinary, book-entry shares, with a par global value of Ps.1.00 each and the right to one vote, which were issued at a price of Ps.9.034 per share.  Of the total number of shares sold, 31,984,275 shares were sold locally in Argentina, while 16,015,210 shares were sold internationally in the form of ADRs.  Payment for the new shares was made in cash and through the capitalization of certain claims arising from liabilities assumed in connection with our acquisition of interests in other companies.  In

February 2011, our ADR program was upgraded to a Level I sponsored ADR program, which are traded on the U.S. over-the-counter market.

In November 2011, we obtained registration as an open-end company and foreign issuer in Brazil, as well as registration for the BDR Level II (Brazilian Depositary Receipts) program, from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or CVM.  BDRs are tradable on the general board of the Sao Paulo Stock Exchange, or BM&F BOVESPA, in Brazil, the largest stock market in Latin America and one of the largest in the world.  All of our common shares and ADRs were convertible into BDRs at a ratio of five shares per BDR and one ADR per BDR.  However, in September 2015, following an evaluation of the liquidity of our BDRs and the level of Brazilian investors’ interest in our BDRs, our board of directors approved the termination of our BDR Level II program and our de-registration in Brazil.

Past Strategic Alliances

In August 2007, we entered into a strategic alliance with PDG, a real estate investment company based in Rio de Janeiro, Brazil.  PDG purchased 30% of our equity through a transaction consisting of a total contribution of Ps.22,330,000.  This participation was reduced to 27.20% after our IPO on the MERVAL and a corporate restructuring that took place around that time.  PDG is one of the largest real estate companies in Brazil.  Since January 2007, PDG has been listed on the Novo Mercado segment of BM&FBOVESPA under the symbol PDGR3.  In April 2015, we were informed by PDG that it had transferred its 27.20% interest in TGLT to Bienville and PointArgentum in equal parts, in two separate and independent transactions.

Timeline

The following timeline highlights certain milestones we have reached in our history.

Our Corporate Structure

The following diagram illustrates our current organizational structure.  Percentages indicate the ownership interest held.

(1)                                 TGLT merged with Green Urban Homes S.A. (company absorbed). The effective date of the merger was January 1, 2015. Registration of the merger with the Registry of Commerce is still pending.

Canfot is the subsidiary through which we develop our Forum Puerto Norte and Forum Alcorta projects.  MRL is the subsidiary through which we develop our Venice project.  Sitia provides real estate brokerage services (See “—Property Brokerage and Other Services” below).  TGLT Uruguay is a holding company that owns FDB, the developer of our Forum Puerto del Buceo project.  All other projects described in this prospectus are being developed through TGLT S.A.

Our Business Lines

Residential Real Estate

Since our establishment in 2005, we have developed for-sale multifamily residential and mixed-use projects in Buenos Aires and Rosario, Argentina and Montevideo, Uruguay, targeting the mid- to high-income segments.  We currently have 11 large residential projects under development, consisting of 94 buildings and approximately 596,000 square meters, and have identified several prime and actionable additional sites that we are in the process of evaluating for acquisition and development.

Our residential business model is based on our proven track record of identifying and developing prime land and building high-quality housing projects.  We have a highly qualified team whose skills and knowledge span all key areas of real estate development and operations including, among others, land identification and acquisition, government licensing and relations, project management and commercialization and sales.  Our experienced team, together with the standardization of our processes and our sophisticated management tools enable us to consistently launch new projects, as well as successfully undertake a large number of projects at the same time.

We participate in our projects either independently or with strategic partners, and in all cases are fully committed to each project, in line with our shareholders’ goals.  When investing jointly, we select our co-investment partners on the basis of their experience in the investment, administration and development of similar properties, and retain control of the properties.

We manage and participate in every aspect of our real estate developments, from search and acquisition of the land, to product design, marketing, sales, construction management, purchase of supplies, post-sale services, and financial planning, with the assistance of specialized firms at each development stage.  While the decisions and control of these functions remain with us, actual execution of certain functions, such as architecture and construction, is entrusted to specialized companies under our close supervision.  This business model enables us to achieve excellence in production for each location and segment, ensure effective working capital management, and choose the best possible partner for each aspect of the work, all while keeping an organizational structure that can adapt to changes in business volume.  For further details on the process for selecting land sites and for selecting architectural and construction firms, see “—Design and Construction.”

Once a plot of land is acquired we intend to launch the project, or the first phase of that project, within three to nine months following the transfer of the land. Our strategy is to acquire land where we believe we can comfortably develop the type and size of project suitable for that specific plot of land and, in most cases, we seek to obtain a pre-clearance permit (known as “dispone”) from the planning authorities, before executing the transfer of the land.  We are not in the business of speculative landbanking, nor do we intend to obtain special permits to develop our projects, except with respect to mixed use developments, which would typically require exceptional approvals, so as to accelerate the turnover of our capital in our residential business. Typically, construction begins within the first six months to one year of the commercial launch and it takes between 20 and 30 months to finish construction of a building, depending on its size and complexity. Delivery of a building typically takes between three and six months, again, depending on its size and complexity.

The following chart outlines these various phases of development of our residential projects, and our strategy with respect to each.

Residential Projects under Development

We have 11 residential projects under development, with approximately 600,000 square meters of sellable area. We expect that our residential projects under development will require a total investment of approximately Ps.10,803.3 million (US$740.0 million), of which approximately Ps.3,088.3 million (US$211.5 million) correspond to projects already launched that we expect to finance primarily with Ps.770.1 (US$52.7 million) of amounts due on signed contracts and future contracted sales with total value of Ps.4,972.1 (US$340.6 million).

In the table below, we present the anticipated completion date, costs incurred to date, total costs budget and Costs to be incurred for each project, as estimated as of March 31, 2016:

As of March 31, 2016:

(in Ps. million)	Total costs budgeted	Costs incurred to date (recorded as Inventory)	Costs incurred to date (recorded as costs in this and past periods)	Costs to be incurred	Anticipated completion dates(1)
FPN	520.2	13.0	507.1	—	Finished construction
FFA	894.8	263.4	624.6	6.8	Finished construction
FPB	1,759.9	997.6	—	762.3	2H’ 2018
ASP	353.7	87.0	265.5	1.3	Finished construction
ASN	509.7	367.6	16.3	125.8	2H’ 2017
ASC	373.0	115.9	—	257.1	Not determined
VEN	5,271.6	433.6	—	4,838.0	2H’ 2028
MPN	1,879.7	223.8	—	1,655.9	1H’ 2026
PROA	1,984.2	187.9	—	1,796.3	2H’ 2022
MDV	586.8	68.3	—	518.5	2H’ 2025
AST	844.4	3.0	—	841.3	1H’ 2021
Total	14,978.0	2,761.2	1,413.5	10,803.3

(1) For projects with more than one building, indicates the estimated completion date of the last building of the project.

In the table below, we show the total potential gross sellable area (GSA) in our current landbank (i.e., land currently owned). In those cases in which a portion of the land is under construction, the corresponding GSA under construction is reduced from total GSA, in order to show GSA to be built. Our current landbank has a potential GSA of 618,521 sqm. As of March 2016, 222,440 sqm GSA were under construction, ending with a total GSA to be built of 396,081 sqm.

	Total GSA (sqm)	GSA under construction	GSA to be built (sqm)(1)
FPN	52,639	52,639	—
FFA	39,763	39,763	—
FPB	48,185	48,185	—
ASP	14,763	14,763	—
ASN	20,368	20,368	—
ASC	31,114	—	31,114
AST	27,542	—	27,542
MDV	19,392	—	19,392
MPN	68,613	19,949	48,664
PROA	65,166	—	65,166
VEN	230,976	26,773	204,203
Total	618,521	222,440	396,081

(1)         GSA to be built equals Total GSA minus GSA under construction.

FORUM

Set forth below is a description of each of our residential projects under our Forum brand.

Project	Forum Puerto Norte	Forum Alcorta	Forum Puerto del Buceo

Location	Rosario, Santa Fe	Bajo Belgrano, Ciudad de Buenos Aires	Montevideo, Uruguay
Segment	High / Mid-high	High	High
Type	Urban complex	Urban complex	Urban complex
Character	Coastal	Park	Coastal
Site acquisition year	2008	2008	2011
Land size (sqm)	43,000	13,000	10,765
Sellable area (sqm)	52,639	39,763	48,185
Sellable units	452	154	339
Other sellable units	Parking spaces: 526	Parking spaces: 399	Parking spaces: 406
	Boat-slips: 88
Area sold as of March 31, 2016 (sqm)	52,639	39,017	31,761
As % of total launched	100%	98%	66%
Units sold as of March 31, 2016	452	150	216
As % of total launched	100%	97%	64%
Other units sold as of March 31, 2016	Parking spaces: 524	Parking spaces: 340	Parking spaces: 187
	Boat-slips: 87
Contracted sales as of March 31, 2016 (Ps. millions)	432.4	1,053.2	1,151.2
As % of total launched	100%	90%	54%
Contracted sales during 2016 (Ps. millions)	—	30.8	US$ 1.5
Construction progress as of March 31, 2016 (% of completion of budget, excl. land)	100%	98%	42%
Construction progress as of March 31, 2016 (% of completion of budget, including land)	100%	98%	57%
Stage	Delivery	Last terminations and delivery	Construction

Forum Puerto Madero

Completed in 2008, Forum Puerto Madero is one of the premier residential developments in the Puerto Madero neighborhood of the City of Buenos Aires.  Forum Puerto Madero benefits from a unique location at the northernmost end of the neighborhood, and is surrounded by the Fortabat Museum, Puerto Madero boulevards, the ecological reserve and the river.  The sides of the development have river views.

The project features high-end finishes and materials, sizable apartments and layouts with exterior views for all apartments, most of which look out to an 1,800 square meter central courtyard.  The development includes a wide variety of amenities, including a 25 meter indoor swimming pool, an outdoor rooftop swimming pool, a professional squash court and a club room.

As of the date of this prospectus, there are no buyer claims in connection with deeds, construction defects and provisional administration in connection with this property.

With a total construction gross area of 47,993 square meters and expected sellable area of 34,297 square meters, Forum Puerto Madero is a luxury development that includes 184 residential units, each with an average area of 186 square meters, and a total of 300 parking spaces.  This project has been completed and all units in the project have been delivered.  Photographs of this project are presented below.

Forum Puerto Norte

Forum Puerto Norte is strategically located on the coastal strip of Paraná River, Forum Puerto Norte is a short drive away from the center of the City of Rosario, in the province of Santa Fe, Argentina.

With a total construction gross area of 74,105 square meters, and expected sellable area of 52,639 square meters, Forum Puerto Norte is a luxury development comprised of 11 buildings, including nine residential buildings, two modern office buildings and a dry dock with the capacity for 87 vessels, on a 4.5-hectare plot of land.  The nine residential buildings comprise 356 residential units, with an average area of 116 square meters.  The two office buildings include 93 office units, with an average area of 75 square meters and 24 retail units, including six stores.  The development has a total of 526 parking spaces located in two underground levels.  The project has a variety of amenities including outdoor and indoor swimming pools, tennis courts, a gym, a ballroom, a business center and 10,300 square meters of gardens.

The project involves refurbishing a significant part of the historic Maltería SAFAC building, which was designed by the architectural firm of MSGSSS (Manteola, Sánchez Gómez, Santos, Solsona, Sallaberry, Vinsón Arquitectos).  MSGSSS was awarded the contract as a result of a bidding process we conducted with a view to restoring the old brewery’s architectural beauty.  With both aesthetic and functional criteria in mind, MSGSSS architects set out to recover the architectural value of a compound that dates back to 1890, when the first working-class neighborhood of Rosario developed around the building of Refinería Argentina, which was founded by Ernesto Tornquist.

Forum Puerto Norte was granted the Rescuing Patrimony (Rescatando Patrimonio) by the Municipality of Rosario, in recognition of the revitalization of a neighborhood that had been largely overlooked for the sake of port and industrial development.

We have a 100% interest in the project.  As of the date of this prospectus, 99% of the units in the project have been delivered.  Photographs of this project are presented below.

Forum Alcorta

Forum Alcorta is a project located on one of the premier blocks in the City of Buenos Aires, in the Bajo Belgrano area, with panoramic views of the city and the river.  The concept behind Forum Alcorta is to provide a luxury lifestyle in the midst of the city.

The project was designed by the architectural firm of MSGSSS (Manteola, Sánchez Gómez, Santos, Solsona, Salaberry, Vinsón Arquitectos), which was selected through of an international bidding process, in which seven prestigious Argentine and foreign architectural firms participated.

The project includes two glass and concrete high-rise buildings on a 13,000 square meter block, plus another low-rise building comprised of large, loft-style units.  The buildings feature triple-height lobbies with park views.  All units have floor-to-ceiling windows with double panel insulating glass on the facade, for increased temperature and acoustic comfort.

The project’s total construction gross area is 74,986 square meters, with an expected sellable area of 39,763 square meters.  The project includes 154 residential units, with an average area of 258 square meters, and 339 parking spaces as well as a commercial parking lot with a separate entrance.

In addition, the project includes a central courtyard, two underground levels of parking spaces, and over 1,500 square meters of amenities, including outdoor and indoor swimming pools and tennis courts, a fitness center, a ballroom, BBQ areas and kids areas.  The largest units in this project have an area of 700 square meters.  The project includes separate access for cars and pedestrians, perimeter security, and 24-hour security services.

We launched Forum Alcorta in 2009, and finished construction of the first of the two planned towers in 2015.  We expect to complete the remainder of the project in 2016.  We have a 91.67% interest in the project, with 8.27% held by Kondor Fund SPC and the remaining 0.06% held by Juan Carlos Rosetti. Photographs of this project are presented below.

Forum Puerto del Buceo

Located on what is considered by many to be one of the best plots in Montevideo, Uruguay, Forum Puerto del Buceo occupies 11,000 square meters.  All residential units are designed to have an ocean drive view in addition to a view of the central garden of the development.

Designed by the architectural firm Carlos Ott Arquitectos in association with Carlos Ponce de León Arquitectos, the building design features nautical, organic shapes, with curvy, boat-like facades, and a cloister-

shaped plan that includes a central courtyard, surrounded by parks that are part of the area’s recreational, commercial and tourist attractions.

The project includes one- to four-bedroom apartments, plus exclusive rooftop penthouses, each with its own terrace and garden.  It also includes premium indoor and outdoor amenities and a 3,500 square meter private central courtyard.

Forum Puerto del Buceo was launched in 2013.  We expect deliveries of the units to begin by the end of 2016, when we expect to finish construction of the first phase of the project, with the remainder of the project expected to be delivered between 2017 and 2018.  We have a 100% interest in the project, which we hold through our subsidiary TGLT Uruguay S.A.  Computer-generated images or renderings of this project are presented below.

ASTOR

Set forth below is a description of each of our residential projects under our Astor brand.

Project	Astor Palermo	Astor Caballito	Astor Núñez	Astor San Telmo
Location	Palermo, Ciudad de Buenos Aires	Caballito, Ciudad de Buenos Aires	Núñez, Ciudad de Buenos Aires	San Telmo, Buenos Aires

Project	Astor Palermo	Astor Caballito	Astor Núñez	Astor San Telmo
Segment	Mid - high	Mid - high	Mid - high	Mid - high
Type	Multifamily	Multifamily	Multifamily	Multifamily
Character	Urban	Urban	Urban	Urban
Site acquisition year	2010	2011	2011	2016 (in process)
Land size (sqm)	3,208	9,766	4,759	6,110
Sellable area (sqm)	14,763	31,114	20,368	27,542
Sellable units	210	500	298	412
Other sellable units	Residential parking spaces: 195	Parking spaces: 502	Parking spaces: 301	Parking spaces: 338
	Commercial parking spaces: 171
Area sold as of March 31, 2016 (sqm)	14,471	5,750	18,334	3,582
As % of total launched	98%	33%	92%	13%
Units sold as of March 31, 2016	206	95	284	68
As % of total launched	98%	33%	95%	17%
Other units sold as of March 31, 2016	Residential parking spaces: 181	Parking spaces: 79	Residential parking spaces: 222	Parking spaces: 44
	Commercial parking spaces: 171		Commercial parking spaces: 20
Contracted sales as of March 31, 2016 (Ps. millions)	364.9	63.5	500.2	89.6
As % of total launched	92%	20%	83%	9%
Contracted sales during 2016 (Ps. millions)	3.3	—	93.5	53.5
Construction progress as of March 31, 2016 (% of completion of budget, excl. land)	100%	3%	72%	—
Construction progress as of March 31, 2016 (% of completion of budget, including land)	100%	20%	75%	—
Stage	Delivery	Construction	Construction	Design and Obtaining of permits

Astor Palermo

Astor Palermo is a 26-story building with wide city views, in a prime location in the center of Palermo, a neighborhood in the City of Buenos Aires surrounded by parks, restaurants and shopping malls.

With a double-height lobby, the building features one-, two- and three-bedroom units, including two duplex units with their own rooftop terraces.  Amenities include children’s recreational areas, guest parking and a power generator for the building’s common areas.

The project’s total construction gross area is 30,076 square meters, and expected sellable area is 14,763 square meters.  The project includes 210 residential units, with an average area of 70 square meters and 180 parking spaces as well as a commercial parking lot for 171 vehicles with a separate entrance (which we do not own).

Astor Palermo was launched initially in 2011 and relaunched in 2013 after an injunction that had suspended construction for one year was lifted.  We finished construction in 2015.  We have a 100% interest in the project.  Photographs of this project are presented below.

Astor Caballito

In Caballito, one of the traditionally middle-income neighborhoods in the City of Buenos Aires, we are developing a residential project on a 9,800 square meter plot.  The project consists of three apartment buildings with apartments of up to three bedrooms, a large central courtyard, indoor and outdoor amenities, and club rooms in each building.  One of the main features of Astor Caballito is its green spaces, as its design harmonizes both architecture and landscaping.

With a total construction gross area of 56,616 square meters and expected sellable area of 31,114 square meters, Astor Caballito is a three-tower development with 500 residential units, with an average area of 62 square meters and 502 parking spaces.

We have a 100% interest in the project.

On August 14, 2012 the Court of Appeals on Administrative and Tax Matters of the City of Buenos Aires, denied our request to revoke the injunctions granted in two separate proceedings heard before the Court on Administrative and Tax Matters No. 14 of the City of Buenos Aires, brought by certain neighbors’ associations against us.  Such injunctions ordered the suspension of construction work on the premises of Astor Caballito.  We brought actions seeking the revocation of these decisions, which were further denied by the Supreme Court of the City of Buenos Aires. As a result, construction work on this project is currently suspended.

On November 30, 2015, we were notified that the judge had decided in favor of our counterparties in the underlying cases against us.  We appealed this decision on December 3, 2015 and in May 2016, the Court of Appeals ruled in favor of the counterparties. We plan to further appeal to the Supreme Court of the City of Buenos Aires. Should the latter (and, eventually, the Federal Supreme Court of Justice) decide in favor of the counterparties, we will have to redesign the project to adapt it to the guidelines established by the current building code of the City of Buenos Aires which limits the height of new buildings in the area to seven floors plus a ground floor, with an estimated total sellable area of 15,000 sqm. Our agreements with IRSA entered into in connection with the barter acquisition of the property provide that if the potential size of the project is reduced due to a conflict with the plans, IRSA’s right to future units in the project is proportionally reduced.  See “—Material Contracts—Real Property Purchased under Barter Agreements—Astor Caballito Property” for a description of the barter agreements with IRSA.

Computer-generated images or renderings of this project are presented below.

Astor Nuñez

Astor Núñez is a 30-story residential building located in Núñez, City of Buenos Aires, on the busy Cabildo Avenue.  The building has a triple-height lobby, open views of the city and river, and 4,220 square meters of common areas, including a park, swimming pools and club rooms.  The building also features two levels of underground parking.

With a total construction gross area of 37,526 square meters, and expected sellable area of 20,368 square meters, the project includes 298 residential units, with an average area of 66 square meters, and 12 retail units.  The project includes amenities such as adult and children’s swimming pools, a gym, a kids area, a BBQ area and large gardens.

Astor Nuñez is currently under construction.  We expect to deliver this project in the final quarter of 2016.  We have a 100% interest in the project.  A photograph and a computer-generated image or rendering of this project are presented below.

Astor San Telmo

The property is currently comprised of a set of industrial warehouses located in the San Telmo neighborhood, in the southern part of the City of Buenos Aires, Argentina.

The design of the project is being undertaken by Estudio Aisenson, a prestigious architectural firm selected through a competitive bidding process in which four firms participated.  The project contemplates a nine-story “L”-

shaped building that is expected to be built in three phases.  The project’s modern architecture will contrast with the classical facades that are predominantly present in the neighborhood.  The plan includes large internal courtyards which will emulate the traditional buildings of Buenos Aires.

The three phases of the project together comprise a total construction gross area of 45,193 square meters and a projected sellable area of 27,542 square meters.  The project includes 404 residential units, with an average area of 63 square meters, and 21 retail units, as well as a rooftop terrace with adult and children’s swimming pools, internal gardens, an outdoor grilling area and a gymnasium.

A presale was launched in December 2015, while the commercial launch is expected to take place in the third quarter of 2016.  Deliveries of this project are expected to be made during the period from 2019 through 2021.

We have a 100% interest in the project. Computer-generated images or renderings of this project are presented below.

METRA and Urban Complexes

Set forth below is a description of each of our residential projects under our Metra brand, as well as our urban complexes.

Brisario
Project	Metra Devoto	Metra Puerto Norte	Proa	Venice
Location	Monte Castro, Buenos Aires	Rosario, Santa Fe	Rosario, Santa Fe	Tigre, Buenos Aires
Segment	Mid income segment	Mid income segment	High / Mid-high	High / Mid-high
Type	Multifamily	Urban complex	Urban complex	Urbanization
Character	Urban	Coastal	Coastal	Coastal
Site acquisition year	2014	2011	2011	2007
Land size (sqm)	6,228	46,173	37,827	320,000

		Brisario
Project	Metra Devoto	Metra Puerto Norte	Proa	Venice
Sellable area (sqm)	19,392	68,613	65,166	Lots: 22,300 Apartments + Commercial: 208,676
Sellable units	362	1,299	510	Lots: 24 Appartments+ Commercial: 2,601
Other sellable units	Parking spaces: 217	Parking spaces: 881	Parking spaces: 691	Parking spaces: 2,991 Boat-slips + moorings: 609
Area sold as of March 31, 2016 (sqm)	1,077	13,594	—	20,669
As a % of total launched	6%	60%		60%
Units sold as of March 31, 2016	17	261	—	304
As a % of total launched	5%	61%	—	65%
Other units sold as of March 31, 2016	Parking spaces: 12	Parking spaces: 123	—	Parking spaces: 268 Boat-slips + moorings: 141
Contracted sales as of March 31, 2016 (Ps. millions)	41.7	320.5	—	523.3
As a % of total launched	6%	39%	—	51%
Contracted sales during 2016 (Ps. millions)	4.5	1.7	—	46.2
Construction progress as of March 31, 2016 (% of completion of budget, excl. land)	—	—	—	6%
Construction progress as of March 31, 2016 (% of completion of budget, including land)	—	—	—	6%
Stage	Design and Obtaining of permits	Design and Obtaining of permits	Design and Obtaining of permits	Construction

Metra Devoto

We retained the services of Dujovne-Hirsch & Asociados, one of the most reputable architectural firms in Argentina, to design a project that will include the original Húser factory building and three new, modern buildings.  The result is an innovative residential project that satisfies the need to preserve the city’s architectural heritage, protect the environment and use resources efficiently.

Metra Devoto is located in Villa Devoto, one of the most traditional neighborhoods of the City of Buenos Aires, usually referred to as “the city’s garden” because of its tree-lined streets.  The friendly scale of the neighborhood, the family-oriented nature of this community, plus easy access to the city center and General Paz Avenue, make this a strategic location in Buenos Aires.

With a total construction gross area of 35,520 square meters, and expected sellable area of 19,392 square meters, the project includes three buildings that will be delivered over time in order to allow customers to afford an installment plan that fits their needs.  The project includes 362 residential units, with an average area of 54 square meters and will have an outdoor pool, gym, kids plaza and other amenities.

Metro Devoto was launched in 2014 but an aggressive marketing campaign will not take place until the third quarter of 2016, after we have obtained all required permits.  The project will be delivered in phases, with the first phase taking place in 2019.  We have a 100% interest in the project. Computer-generated images or renderings of this project are presented below.

Metra Puerto Norte

Metra Puerto Norte is part of an 8.4-hectare master plan on the old site of the Federation of Argentine Farm Cooperatives (Federación Argentina de Cooperativas Agrícolas), in the Puerto Norte area of Rosario, Province of Santa Fe in Argentina.  The first phase of the project includes four buildings covering two full blocks.  The project’s modern architecture and river views, as well as the ability of buyers to make payments in installments over a ten-year term, make Metra Puerto Norte an innovative project that we expect will help revitalize this neighborhood.  Delivery of the units will be staggered over time, which will enable buyers to choose payment plans in line with their specific needs.

With a total construction gross area of 35,032 square meters and expected sellable area of 22,575 square meters, the first phase of Metra Puerto Norte includes 416 residential units, of an average area of 50 square meters and 12 retail units, as well as a rooftop terrace with adult and children’s swimming pools, internal gardens and a ballroom.

The first phase of Metra Puerto Norte was launched in 2013.  Deliveries of this project are expected to take place in four phases starting in 2017 and finishing in 2023.

Once completed, future phases of Metra Puerto Norte have the potential to add additional construction gross area of 71,948 square meters and sellable area of 46,038 square meters.

We have a 100% interest in the project.  Computer-generated images or renderings of this project are presented below.

Proa

We retained the services of the international architectural firm of Foster+Partners to design the master plan for a project strategically located in one of the most attractive plots in Puerto Norte, on the Paraná River coastline, Province of Santa Fe, Argentina.  The project contemplates a new area for urban interaction, comprised of two main plans: (i) the site’s general master plan, with a surface area of 84,000 square meters and (ii) high-end residential and office buildings next to the river.

The master plan took into account not only design and aesthetic factors, but also the project’s seamless interaction with the rest of the city, by factoring in fundamental considerations such as the environment, sustainability, preservation of natural resources and space.  The development is designed to be seen as a paradigm of a new standard of living in the most avant garde neighborhood of Rosario, as well as a legacy to the city and its people.

The master plan contemplates staggered construction and marketing of some 120,000 sellable square meters, in addition to a strip of land for public spaces.  The project includes a pedestrian street as a focal point for culture and business, as well as recreational spaces open to the community.  The residential buildings include a wide variety of amenities, including indoor and outdoor swimming pools, ballroom, gourmet room, gym, spa and laundry room.

We plan to develop Proa in several phases, the first of which we expect to launch in the third quarter of 2016 and is comprised of two buildings with a total construction gross area of 32,165 square meters and expected sellable area of 21,691 square meters.  This phase of the project includes 114 residential units, with an average area of 182 square meters and nine retail units.  This phase is expected to be completed by 2020.

Proa has a potential for a total construction gross area of 102,473 square meters, and expected sellable area of 63,629 square meters.

We have a 100% interest in the project.  Computer-generated images or renderings of this project are presented below.

Venice

Located on a 32-hectare private plot, including 500 meters of coastline on the Luján River, in the county of Tigre, in the Province of Buenos Aires, Venice is designed to be a “navigable city.”  The project’s urban planning, by the architectural firms Duany Plater-Zyberk & Company (USA) and BMA (Argentina), includes an extensive residential facility, with stores and a marina.  Common areas include canals, green areas, plus an ample network of services and amenities associated with a sustainable lifestyle.  This project is being developed jointly with Metro 21 developers.

We are developing Venice in several phases.  The first phase, “Las Rías,” was launched in 2012 and is comprised of 13 buildings with construction gross area of 81,657 square meters and expected sellable area of 53,546 square meters.  It includes 638 residential units, with areas ranging from 48 square meters to 244 square meters.  Las Rías is currently under construction, and we expect to begin deliveries to purchasers by the end of 2016.

We have obtained all required permits related to the master plan of the project from the authorities of the Municipality of Tigre and from the Province of Buenos Aires.  In addition, each phase requires a specific building permit that we are required to obtain from the authorities before each phase is launched.  We obtained these permits Las Rías within a reasonable time frame.

When construction of all phases of the project is complete, Venice is expected to have a construction gross area of 296,946 square meters, and potential sellable area of 208,676 square meters.

We have a 49.999% interest in the project, which we hold through our subsidiary MRL, and Marcelo Gómez Prieto, an Argentine individual, owns a 49.999% interest in the project with the remaining interest being held by a trust.  Computer-generated images or renderings of this project are presented below.

Residential Pipeline Opportunities

We intend to use a significant portion of the net proceeds from the offering for the acquisition, construction and development of all or a portion of our projects under development and pipeline projects, in each case depending on business and market conditions.  See “Use of Proceeds.”  Regarding pipeline projects, investors should not place undue reliance on our plans and estimates as these projects are inherently uncertain and may be affected by numerous factors, including factors that are beyond our control. The price and other terms of acquisition have not been agreed to with respect to the properties included in the pipeline, there are no rights of first refusal, options or exclusivities signed as of the date of this prospectus and none of the pipeline property acquisitions are probable.  There can be no assurance that we will complete any of the acquisitions under negotiation or analysis.

Residential Investment Criteria

TGLT has established clear criteria to analyze potential projects and select the best opportunities available in each vertical.  Our investment criteria in the residential real estate development sectors are the following:

Financial metrics

•                  Our investments usually have a target investment period of three years with a maximum of six years, the ability to break ground within six months from our first significant disbursement and delivery of units within 24 months of breaking ground.

• We target projects with an average of 20,000 sqm, never below 8,000 sqm.

Markets	• Our target markets will continue to be Buenos Aires, Rosario and Montevideo.

•                  In Buenos Aires, we intend to focus on high-income areas and acquire land where infrastructure improvements (Metrobus or subway extensions) are expected to reduce commute times or where changes in zoning are expected to stimulate urban development.

• We expect to continue benefitting from the development of the Tigre area, in which we currently own 200,000 sqm of sellable area.

•                  Outside of Buenos Aires, our focus will remain on what we believe are the top available areas, such as Puerto Norte in Rosario and the Artigas and Italia corridors in Montevideo, where we plan to deploy our Astor and Metra products.

• We will avoid projects in areas where infrastructure (sewage, electricity, water, roads) is deficient or non-existing.

Product

•                  We look to develop multifamily projects aimed at middle to high income segments, with a sellable area ranging from 10,000 — 40,000 sqm. On occasion, we may engage in larger projects in cases where we anticipate (i) consistent sales of at least 10,000 sqm per year, (ii) low land carrying costs and (iii) that the project will not require significant investment in its initial phases.

• Our strategy is to focus on projects that do not require significant retrofitting.

Construction	We plan to target projects that do not require significant retrofitting and to avoid projects in areas in which infrastructure (sewage, electricity, water, roads) is deficient or non-existing.

We have developed a scoring methodology to ensure a thorough and objective evaluation is given to every project in the pipeline against our investment criteria.  Using a detailed and quantitative rating mechanism, we evaluate the quality of each project in terms of its fit within our areas of expertise, i.e., the type of product, geography and resources required for development. We determine the feasibility of projects based on the investment period and expected time to complete development or achieve cash flow stabilization. Each market opportunity is ranked on its strategic potential, in terms of proximity to our target market segments and geographic location. In terms of financing, we assign a score to potential projects depending on the need to obtain debt or additional equity financing. For every project we analyze potential IRR, margin, cap rates, and size. Additionally, we further evaluate other possible external factors beyond our control, such as zoning and partners.

Identified Residential Pipeline Opportunities

As of the date of this prospectus, we have identified 5 residential pipeline opportunities totaling approximately 146,353 square meters of sellable area and an estimated equity investment of approximately US$95.9 million.  We are currently in ongoing negotiations for four of these projects.

The characteristics of our residential pipeline opportunities are set forth in the charts below:

(1) Ongoing Negotiations are negotiations which have been active within the past three months.

The following table sets forth selected data for each of our residential pipeline opportunities based on our estimates and expectations:

Project	Brand	Location	Expected GSA	Estimated Total Investment (1)	Status
			(sqm)	(US$ millions)
#1	Astor	North BA	19,703	39.9	Ongoing negotiation
#2	Astor	CABA	44,160	88.6	Ongoing negotiation
#3	Astor	Uruguay	16,382	32.1	Ongoing negotiation
#4	Astor	CABA	35,100	65.4	Ongoing negotiation
#5	Astor	CABA	31,008	79.7	Under analysis
Total			146,353	305.7

(1)         The Estimated Total Investment includes the estimated land price (based on the asking prices of the owners of the respective land, or comparable transactions in the area) and all construction costs, professional fees, and other costs estimated to be incurred in building the project.

Residential Real Estate Branding

We have developed high-quality and well-recognized brands which drive demand for our properties and have allowed us to increase the profitability of our projects.  In the residential sector, our brands include:

•                  Forum:  Forum is our premium brand, through which we market our luxury projects.  Suitable sites that we brand as Forum are typically in excess of 30,000 square meters and have selling prices ranging from US$3,000 to US$9,000 per square meter.  We have developed all of our Forum projects at waterfront locations and aim to continue to develop these types of projects in locations with exceptional views.  Units typically range in size from 120 to 400 square meters, which are suitably large to accommodate families.  Our Forum-branded developments are iconic projects, including Forum Puerto Madero, Forum Puerto Norte, Forum Alcorta and Forum Puerto del Buceo.

•                  Astor:  Through our Astor brand we focus on premium projects in the mid- to high-income segment, including projects ranging in size from approximately 14,000 to 31,000 square meters.  Selling prices for our Astor-branded projects typically range from US$2,000 to US$5,000 per square meter and units typically range from 50 to 120 square meters.  Astor units are typically sought after by small families, couples and property investors.  Astor projects include Astor Palermo, Astor Núñez, Astor Caballito and Astor San Telmo.

•                  Metra:  Our Metra brand is focused on the mid-income segment of the market, with selling prices of between US$1,700 and US$3,500 per square meter and units ranging in size from approximately 30 to 180 square meters.  Purchasers of property at our Metra developments generally participate in a cooperative financing scheme which allows them to pay TGLT for their units in installments over periods of up to ten years, including post-delivery financing.  Metra projects include Metra Puerto Norte and Metra Devoto.

In addition to our projects under the Forum, Astor and Metra brands, we are also currently developing mixed-use projects, which include our Venice and Brisario developments, with 208,676 square meters and 133,799 square meters of total potential sellable area, respectively, and that include residential, office and retail space targeted to different market segments.

Commercial Real Estate

We intend to be a leading commercial real estate investment company in Argentina by assembling a prime portfolio of for-lease premium office buildings for corporate use and PLCs in the country, mainly in the Buenos Aires metropolitan area.  For that purpose, we will use the proceeds from this offering in the acquisition and development of office and logistics properties and seek to manage a balanced portfolio of cash-producing and capital-appreciating assets.

We expect demand for commercial properties to increase if the new Argentine political regime continues to implement market-friendly policies.  The Macri Administration has introduced a series of institutional changes and reforms aiming to increase the country’s productivity within different sectors of the economy.  We believe that many companies and economic actors, despite growth in activities over the last decade, have postponed investments due to lack of confidence in the economy and then-existing capital controls.  Additionally, supply for new real estate has been extremely limited, and we believe the current reaction capacity of the market is low due to the scarcity of focused and well-capitalized players.

Current rental rates for commercial properties are depressed relative to historical and regional levels, and we expect them to increase sharply following the implementation of anticipated economic reforms.  For example, upon President Macri assuming office in December 2015, the new administration’s economic team led by Minister Prat Gay adopted as one of their first measures the liberalization of the exchange rate market, unwinding almost all of the exchange rate controls that that were implemented in previous years.  As a consequence, the commercial real estate market started 2016 with a lease rate increase of approximately 35% as compared to the previous year.

We believe a lack of long-term capital investments and limited focus from international investors have created opportunities across most commercial real estate sectors:

•                  Offices: Limited new production and growing stock obsolescence is creating a supply constraint; and

•                  Logistics: Most industrial sectors are working close to full capacity and are expected to invest in expansion, while continuing to outsource their logistics.

Projects Under Development

Monroe Office Park

We own 31% of a property in Núñez, City of Buenos Aires, where we plan to develop the Monroe Office Park.  Located in the Libertador office corridor, the office district with the highest growth rate in the past ten years, the Monroe Office Park is expected to feature 23,000 square meters of GLA in four buildings, three of which already exist and will be retrofitted and one of which will be developed from the ground up.  The project will have internal gardens, a cafeteria, a fitness center, an auditorium and other office amenities.  Photographs of the current state of this project are presented below.

Brisario Office

As part of the Brisario master plan described in “Residential Real Estate —Residential Projects Under Development,” we intend to develop a Class A office building with total GLA of 6,266 square meters on a build-to-suit basis.  The building is expected to have six levels of 1,000 square meters of GLA each and two underground floors with parking spaces.  As designed, the project will feature a curtain wall façade, surrounded by green areas, retail stores and coffee shops on the ground floor, facing the Paraná River.  Below we present a computer-generated image or rendering of the project.

Commercial Pipeline Opportunities

We have identified an actionable and attractive pipeline in the commercial and logistics sectors, with defined target properties for total potential investments of up to US$2.8 billion, which include opportunities both for the development of new, and the acquisition of existing, office buildings and PLCs.  We are in ongoing negotiations for the acquisition of certain potential target properties and expect to be in a position to deploy capital rapidly and effectively.  The price and other terms of acquisition have not been agreed to with respect to the properties included in the pipeline, there are no rights of first refusal, options or exclusivities signed as of the date of this prospectus and none of the pipeline property acquisitions is probable. There can be no assurance that we will complete any of the acquisitions under negotiation or analysis.

We will continually evaluate opportunities in the commercial real estate sector, sourced from our own direct relationships with property owners, our brokerage affiliate (Sitia) or from external brokers.  We may from time to time assess real estate investment opportunities in Latin American jurisdictions other than Argentina and, with the approval of our board of directors, make, hold and manage real estate investments in such other countries.

We intend to use a significant portion of the net proceeds from the offering for the acquisition, construction and development of all or a portion of our projects under development and pipeline projects, in each case depending on business and market conditions.  See “Use of Proceeds.”  Regarding pipeline projects, investors should not place undue reliance on our plans and estimates as these projects are inherently uncertain and may be affected by numerous factors, including factors that are beyond our control.

Commercial Investment Criteria

Our investment criteria in the offices and logistics sectors are summarized in the following table:

Office Buildings                                                                                                                                            PLCs

Financial metrics

•                  Our plan is to target projects with a target investment period of three years for developments and one year for acquisitions, with a maximum of six years for both.

•                  For our development projects, we will look to break ground within six months from making the first significant disbursements and expect to begin collecting rent within 20 months of breaking ground for office buildings and 12 months for PLCs.

•                  For acquisitions, we plan to target assets with the potential to stabilize leases within the first 12 months, and in which we believe there is potential to grow rents over market averages during the first five years.

•                  We look to target projects of 20,000 sqm for offices and 50,000 sqm for logistics, with a minimum size of 8,000 sqm and 30,000 sqm, respectively.

Markets

•                  We will focus our office and PLC projects in Buenos Aires, as we believe there is sufficient pent up demand to support significant investments. However, on an opportunistic basis we intend to develop office projects in Rosario using our existing land bank and logistics projects in cities where corporate clients can guarantee long-term contracts and a high occupancy rate.

•                  More specifically, in Buenos Aires, our strategy centers around submarkets in which we foresee the ability to absorb new capacity, low vacancy rates and growth in lease rates above the market average during the next five years.

•                  We plan to avoid areas in which infrastructure (sewage, electricity, water, roads) is deficient or non-existing.

Submarkets

For our office projects we will target the following submarkets:

•                  Northern corridor Panamericana: since the 1990s there has been a shift in the epicenter of the Class A office market away from downtown Buenos Aires towards the area north of downtown.

•                  Northern corridor Libertador: this area exhibits similar dynamics to Panamericana, with strong expected growth in the Nunez area owing to state owned land coming onto the market.

•                  Catalinas: we believe this is the strongest submarket in the central business district, or CBD, of Buenos Aires, with public and privately owned land coming to the market.

•                  Southern CBD: this is a growth area for technology and back office tenants. Our plan in the Southern CBD is to develop and acquire property only after entering into long term leases with quality tenants.

For our PLC projects:

•                  San Eduardo triangle: this is the leading submarket for logistics in Argentina, and is characterized by relatively easy accessibility and connections to the principal cities in the country, the MERCOSUR corridor and the river port of Zarate. Currently 56% of PLCs in Buenos Aires are located in this area, which has the highest lease rates in the market.

•                  Southern corridor: this area is considered a leading area in the logistics sector primarily as a result of its connection with the south of the country and its proximity to the ports of Buenos Aires and La Plata.

Products

•                  We seek to develop or acquire Class A offices, with strong accessibility, preferably Leadership in Energy and Environmental Design, or LEED, certified or certifiable and parking ratios exceeding one spot per 100 sqm GLA. With respect to size, we will aim to acquire or develop office buildings and office parks in sizes ranging from 20,000 to 100,000 sqm of GLA.

•                  With regards to logistics, we plan to concentrate on warehouses with dock levers, high resistance floors, sprinkler networks, high clearance ceilings, 24-hour security, CCTV systems, and support offices, with sizes ranging from 30,000 to 300,000 sqm of GLA. In each case, we will seek to secure land to expand the area by at least 50% of initial capacity to be able to meet the growth demands of clients.

• For both offices and PLCs, we plan to target projects that do not require significant retrofitting.

Construction	We plan to target projects that do not require significant retrofitting and to avoid projects in areas in which infrastructure (sewage, electricity, water, roads) is deficient or non-existing.

Identified Office Pipeline Opportunities

As of the date of this prospectus, we have identified 21 office pipeline opportunities totaling 656,744 square meters of GLA and an estimated investment of US$1.8 billion. Our office pipeline consists of seven potential acquisitions with an estimated total GLA of 189,700 sqm and an estimated total investment of approximately US$497.3 million. Additionally, the pipeline includes 14 potential development projects with an estimated total GLA of 467,044 square meters and an estimated total investment of approximately US$1,276 million. We are currently in ongoing negotiation for nine of these projects.

The characteristics of our office business line pipeline opportunities are set forth in the charts below:

(1) Ongoing Negotiations are negotiations which have been active within the past three months.

The following table sets forth selected data for each of our office pipeline opportunities based on our estimates and expectations:

Code	Type	Submarket	Estimated GLA	Estimated Total Investment (1)	Status
			(sqm)	(US$ millions)
#1	Development	North PBA	42,000	109.7	Ongoing negotiation
#2	Acquisition	North PBA	50,100	137.5	Ongoing negotiation
#3	Development	CBD	45,241	161.2	Ongoing negotiation
#4	Development	North PBA	18,856	49.6	Ongoing negotiation
#5	Development	North PBA	21,650	55.8	Ongoing negotiation
#6	Acquisition	North PBA	9,600	29.4	Under analysis
#7	Development	North PBA	16,999	43.3	Under analysis
#8	Development	North CABA	49,000	132.9	Under analysis
#9	Development	North PBA	14,230	37.8	Under analysis
#10	Development	CBD	30,000	88.6	Under analysis
#11	Development	North PBA	10,100	26.6	Under analysis
#12	Development	North PBA	76,000	186.6	Under analysis
#13	Acquisition	CBD	28,200	83.3	Under analysis
#14	Development	North CABA	30,000	83.5	Under analysis
#15	Development	CBD	24,368	74.6	Under analysis
#16	Acquisition	South CABA	41,000	92.5	Under analysis
#17	Acquisition	CBD	7,800	24.7	Under analysis
#18	Acquisition	North CABA	11,500	42.2	Under analysis
#19	Development	North PBA	55,000	134.9	Under analysis
#20	Acquisition	South CABA	41,500	87.6	Under analysis
#21	Development	CBD	33,600	90.3	Under analysis
Total			656,744	1,772.7

(1)         The Estimated Total Investment includes the estimated land price (based on the asking prices of the owners of the respective land, or comparable transactions in the area) and all construction costs, professional fees, and other costs estimated to be incurred in building the project, in the case of developments, or the estimated property price (based on the asking prices of the owners of the respective property, or comparable transactions in the area).

Identified Logistics Pipeline Opportunities

As of the date of this prospectus, we have identified 11 logistics pipeline opportunities totaling 1,190,982 square meters of GLA and an estimated investment of US$1.1 billion. Our logistics pipeline consist of six potential acquisition projects with estimated total GLA of 884,000 square meters and an estimated total investment of US$821.6 million. The pipeline also includes five potential development projects with an estimated total GLA of 307,000 square meters and an estimated total investment of US$273.1 million. We are currently in ongoing negotiation for seven of these projects.  The price and other terms of acquisition have not been agreed to with respect to the properties included in the pipeline, there are no rights of first refusal, options or exclusivities signed as of the date of this prospectus and none of the pipeline property acquisitions is probable. There can be no assurance that we will complete any of the acquisitions under negotiation or analysis.

The characteristics of the logistics business line pipeline opportunities are set forth in the charts below:

(1) Ongoing Negotiations are negotiations which have been active within the past three months.

The following table sets forth selected data for each of our logistics pipeline opportunities based on our estimates and expectations:

Code	Type	Submarket	Estimated GLA	Estimated Total Investment (1)	Status
			(sqm)	(US$ millions)
#1	Acquisition	North PBA	273,782	254.3	Ongoing negotiation
#2	Development	North PBA	29,000	24.3	Ongoing negotiation
#3	Acquisition	North PBA	63,300	55.5	Ongoing negotiation
#4	Acquisition	North PBA	100,000	89.1	Ongoing negotiation
#5	Development	North PBA	21,900	19.6	Ongoing negotiation
#6	Development	North PBA	80,000	72.1	Ongoing negotiation
#7	Development	North PBA	136,000	124.1	Ongoing negotiation
#8	Development	North PBA	40,000	33.0	Under analysis
#9	Acquisition	North PBA	210,000	197.3	Under analysis
#10	Acquisition	North PBA	90,000	87.4	Under analysis
#11	Acquisition	North PBA	147,000	138.1	Under analysis
Total			1,190,982	1,094.7

(1)         The Estimated Total Investment includes the estimated land price (based on the asking prices of the owners of the respective land, or comparable transactions in the area) and all construction costs, professional fees, and other costs estimated to be incurred in building the project, in the case of developments, or the estimated property price (based on the asking prices of the owners of the respective property, or comparable transactions in the area)

Commercial Real Estate Branding

Our commercial real estate projects will be marketed under the TGLT brand itself.  Our TGLT commercial brand focuses on the operation of prime and environmentally sustainable corporate space, such as Class A office buildings and PLCs that we plan to acquire, develop or retrofit.

Property Brokerage and Other Services

We seek to market our residential projects with our own sales team, which allows us to execute our marketing strategy with a higher degree of control.  In addition, this strategy also allows us to directly receive valuable feedback from customers in connection with our properties.  We also partner with external brokers when we believe that the marketing of a certain project exceeds our capacities, such as in properties larger than 20,000 square meters or in cases where the project does not target the high-income market segment or geography with which we have more limited experience.  Our fees and commissions to buyers of units in our residential projects range between 2% and 3% of the total purchase price of the property.  In 2015, we participated in the brokerage of 209 units, or 66.6%, of the total 314 units we sold.  All of these units are located in projects developed by us.

Additionally, through Sitia, we currently provide commercialization services to our customers that own properties in our residential projects.  These customers engage with Sitia in reselling their units or renting them out, which allows us to offer a full service solution to our customers wishing to invest in units in our projects.  Our fees and commissions range between 2% and 3.5% of the total purchase price of the property or the total rental contract, whichever applies.

Through Sitia, we also expect to provide commercialization services to our commercial properties.  We also aim to partner with major institutional brokers such as Cushman & Wakefield, LJ Ramos, Colliers International and CBRE.  In the current market for commercial properties, fees and commissions for these services range between 4 % and 5% of the total rent payable under the relevant lease, which is typically paid in equal parts by landlords and tenants.

We offer our brokerage services using our own showrooms and sales offices.  We believe that with Sitia we create significant synergies for our operations, including obtaining market intelligence and providing the highest standard of customer care.  For our residential clients, we are able to offer fully integrated real estate services, including sale of our inventory of residential units, rental of those units already purchased by clients and resale of existing properties.  Our commercial operations also benefit from the ability of Sitia to carefully select tenants aligned with our objectives.

We also offer our customers additional services through Houseboard, a community management platform that supports the operation of real estate projects.  Houseboard is an online and mobile platform to manage building communities in an agile and integrated way, improving the relationship of residents with their homes, neighbors and property managers.  We charge a fees of approximately Ps.30 per functional unit, through the property manager.  In 2015 and the first quarter of 2016, we charged a total of Ps.106,000 and Ps.60,390 from Forum Puerto Madero, Forum Puerto Norte and Forum Alcorta.  The service is currently under implementation in Forum Alcorta and Astor Palermo.  While currently Houseboard is used exclusively in the properties that we have developed, we plan to extend its marketing to residential projects developed by third parties, including gated communities.  In addition, we plan to develop applications that are suitable for the management of commercial properties that we expect to market to both our own projects and projects owned by third parties.

Process of Identification and Acquisition of Land and Properties

Approximately 15 investment opportunities are received monthly by our team in charge of reviewing new developments.  New investment opportunities come from our team of scouts who search within target geographies or are directly referred to us by property owners and brokers.  We believe that because we have been an active player and one of the largest acquirers of urban land for development over the past ten years we receive relatively better property opportunities and are seen by sellers as an attractive counterparty.  Our team analyzes each investment opportunity based on technical, economic, legal and commercial aspects.  On a monthly basis, two or three opportunities that match our investment criteria are selected for further analysis by an interdisciplinary team consisting of members of our design, construction, commercial, legal and financial departments.  We assess the feasibility of an opportunity with a basic outline of the project generated with a preliminary analysis on potential market, socioeconomic and demographic trends, regulations, zoning, construction parameters and financial-economic viability.  At this stage, we typically open preliminary negotiations with the seller of the property as part of the price discovery process, including possible payment terms.

If an opportunity is considered feasible as a result of this process, the feasibility analysis is presented to our management team which, in turn, may decide to continue exploring the investment opportunity by conducting a due diligence process which consist of:

•                  Planning: Confirming zoning parameters of the site (zoning, density, neighbors, etc.); reviewing potential project phasing and necessary infrastructure (site access and utilities); confirming the project concept; estimating project costs based on market values; and assessing site risk (environmental, security, neighbor belligerence, etc.).

•                  Marketing: Providing preliminary market intelligence; validating commercial assumptions: price/rent values, contract terms, commissions, sale/lease-up speed, product mix, etc.; and recommending finishes/amenities.

•                  Legal & Tax: Supporting the determination of the most efficient transaction structure; leading negotiations with the counterparty; and execution of memorandum of understanding documentation.

•                  Business development and finance: Providing pro-forma inputs: general and administrative costs, financing costs, marketing and taxes, etc.; assessing financial feasibility; determining external financing possibilities and costs; and developing investment strategy.

Based on the results of this analysis, our management prepares a financial model and an investment memorandum with detailed description of the investment opportunity, which is submitted to our board for review.  The investment memorandum includes the following information: a detailed project description, investment thesis and rationale, strategic fit, project schedule, technical feasibility, business case (including key assumptions, comps, financing, etc.), returns and sensibilities, projected financial statements and next steps.  If our board elects to proceed with the particular investment opportunity, the project continues to the stage of financing structuring and site acquisition, which includes the negotiation and execution of final documentation with the seller.

Design and Construction

We rely on external contracts for the design, engineering and construction of our projects.  Based on the marketing analysis described above, our marketing and design teams agree on a design plan that sets the basis for architectural design, including unit sizes, finishes, amenities, etc.  For projects larger than 20,000 square meters, we call an architectural contest to select a conceptual design.  For smaller projects, we typically select an architectural firm that we deem appropriate based on their experience with such projects.  Our design team supervises the design process and the subsequent versions of plans prepared by the selected architectural firms.  In addition, our design team is responsible for obtaining the relevant permits.

Once advanced versions of the plans and engineering documentation are available, our construction team begins the bidding process for a general contractor, inviting at least five construction companies that we believe have the capabilities to build the project.  Depending on various technical factors and the complexity of the project, the construction team may choose to engage more than one contractor, each of which is responsible for different aspects of construction.  Usually large provisions are contracted directly by us and not included in the general contract, such as façade window systems, air conditioning and elevators.  Our construction team is responsible for contracting and overseeing the works related to such individual contracts and, in general, for making sure construction is executed in line with the budgeted time, cost and quality.

Marketing

Our marketing team is responsible for the commercialization of our projects, which includes:

•                  Marketing strategy and pricing: market analysis, including evaluation of comps; design of the appropriate strategy for marketing the project, including depth and breadth of the marketing campaign and the extent to which relying on external brokers is required; and pricing of the individual units.

•                  Marketing campaigns: preparation and execution of marketing campaigns (website, brochures, renders, showrooms, etc.) in coordination with public relationships and advertising firms, as required.

•                  Sale coordination and oversight: supply of appropriate marketing material to sale teams, including external brokers if applicable; control of stock; approval of discounts (depending on each individual project, different approval levels are required for a certain discount); etc.

Patents, Trademarks, Licenses and Agreements

We own all of the trademarks and trade names that are used in our business, which are duly registered with the National Institute of Intellectual Property (Instituto Nacional de la Propiedad Intelectual, or INPI).  Our principal trademarks are TGLT, TGLT Proyectos de Vida, TCP, TGLT Commercial Properties, Forum, Astor, Metra and Venice.  We have filed such trademarks, together with the corresponding designs, in several classes of services related to our business.

Insurance

We believe that the insurance policies we have contracted are adequate for our industry and the size of our business in Argentina and Uruguay.  We analyze the adequacy of the coverage under our insurance policies with respect to the magnitude of and the risks associated with each of our projects, analyzing such policies in relation to each specific operation.  However, no assurance can be given that the insurance we carry will sufficiently cover us against substantial losses.  See “Risk Factors—Risks Relating to Our Business—Some potential losses may not be covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.”

For our residential properties, we maintain insurance policies with leading insurance companies that cover our properties during all phases of development.  These insurance policies typically cover a wide range of potential risks related to physical damage, liability and contract execution.  For our commercial properties, we expect to apply similar insurance standards to both the development and operational phases.  Our property insurance policies cover certain accidental and unforeseen risks that cause loss or physical damage and consequential loss, including those caused by fire, earthquakes and volcanic eruption, cyclones and storms, floods and other water damage and machinery breakdown.  Additionally, we have commercial general liability insurance, which provides coverage for certain risks associated with activities performed in our facilities, including fire, lightning, explosion, electric shock, gas leakage, food supply, effects from water, elevators, cars storage, minor constructions or repairs, contamination and pollution.  We do not maintain insurance policies on our residential properties after units are delivered to customers.

In 2014 and 2015, our expense for insurance premiums was approximately Ps.3.3 million and Ps.3.2 million, respectively.  Ps.2.0 million in 2014 and Ps.1.8 million in 2015 were capitalized under the item “Inventories” and Ps 1.2 million in 2014 and Ps.1.5 million in 2015 were recognized as expenses in our financial statements.

Human Resources

As of March 31, 2016 we had 91 employees and as of December 31, 2015 and 2014 we had 93 and 95 employees, respectively.  As of March 31, 2016, 66 of our employees were in our offices and projects in Buenos Aires and the remaining 25 employees were located in our regional offices in Rosario, Tigre and Montevideo, Uruguay. The number of employees as of March 31, 2016 does not include 251 construction personnel who are included in the headcount of FDB, our subsidiary in Uruguay. Those employees are selected, supervised, administered and paid by Norte Construcciones S.A., our main contractor for the construction of our project Forum Puerto del Buceo, in accordance with the construction contract. We do not record personnel expenses with respect to these employees in our consolidated financial statements.

The table below shows the number of employees per location and area as of March 31, 2016:

	Area
Location	Marketing & Sales	Operations	Finance	Processes, IT and HR	Other	Total general
Buenos Aires	14	15	22	13	2	66
Montevideo	1	2	1	0	1	5
Rosario	2	6	2	1	0	11
Tigre	2	1	1	4	1	9
Total general	19	24	26	18	4	91

We believe that our employees in the above functions are well equipped to cope with most of the growth in activities that is expected to accompany the use of the proceeds from this offering.  We plan to create an asset management team to handle the management of the commercial properties, including their marketing, operations, maintenance and sale of these properties. This team would be comprised of a director of asset management and two senior managers for the marketing and operations functions. In the rest of the functions, we consider that most of new hires will be concentrated at the junior levels to support the existing teams.  Considering all these factors, we believe that our general and administrative expenses relative to our revenue will likely decrease as the company grows.

Whenever possible, we try to fill new positions with existing personnel in an effort to offer growth and development opportunities to our employees.  In addition, we intend to continue to facilitate the professional development of our employees through specific academic training activities.  For example, we currently offer to partially finance educational programs for our employees, including postgraduate degrees, technical and executive programs, among others, subject to certain conditions.

The benefits we offer to our permanent employees include life insurance, medical plans, fitness programs and an incentive bonus plan.  In addition, subject to certain conditions, our employees may acquire units in our residential projects at favorable terms and conditions.

Environmental Matters

Our activities are subject to federal, state and municipal laws and regulations, authorizations and licenses required with respect to construction, zoning, land use, environmental protection, preservation of historical patrimony and other requirements, all of which are considered at the time of evaluating land acquisitions and the development of buildings.  We are required to obtain licenses and authorizations from different governmental authorities in order to carry out our projects (see “Regulatory Overview—Environmental Regulations”).

At the time of developing new projects, we often consider maintaining existing historical buildings on acquired land and combining these structures with new modern buildings, resulting in innovative projects that preserve the city’s architectural heritage, protect the environment and use resources efficiently.  Forum Puerto Norte and Metra Devoto are projects that highlight the importance we give to these principles.  Our designs take into account design and aesthetic factors in addition to each project’s seamless interaction with the neighborhood and city where it is located, by considering fundamental factors such as the environment, sustainability, preservation of natural resources and space.  In mixed-use projects such as Venice and Brisario, these considerations are particularly important.

In order to reduce the carbon footprint of our projects and optimize sellable meters, our residential projects maximize the use of electric power and the use of low consumption lighting.  In addition, for the commercial business line, we seek to develop or acquire properties that, among other requirements, are LEED certified or certifiable.

A preliminary report on the soil characterization of the land where Venice will be developed has revealed that certain areas of the soil and ground water contain elements (heavy minerals and/or hydrocarbons) that exceed those permitted by law.  These areas of the land are located where phases 2 and 3 of the project are planned to be built.  Construction of these phases is expected to be initiated in 2019.  We have estimated the cost to extract, transport and dispose such elements at approximately Ps.56.3 million.  We believe we have included in the budget for the project a sufficient allocation for infrastructure investment, which includes such environmental clean up.

Legal Proceedings

Industrial Health & Safety

During the last quarter of fiscal year 2013, Malteria del Puerto S.A. (now merged with Canfot S.A.), or Malteria, was summoned three times in its capacity as joint-and-several guarantor of Constructora Sudamericana S.A. for a subcontractor’s alleged violation of safety and health standards.  The company submitted the respective replies.  As of the date of this prospectus, the Ministry of Labor and Social Security for the Province of Santa Fe has not issued any resolution regarding these proceedings.

As to the date of this prospectus, we cannot determine whether the parties will be held responsible, or if an adverse resolution of the case will be made with respect to Malteria.  If monetary penalties are imposed, they must be paid even if an appeal is filed with the Labor Court of Appeals in the Province of Santa Fe, under penalty of collection by way of coercion and shutdown of the construction works.

Our board of directors and our legal counsel estimate that the resolution of said claims will not generate significant material losses for us.  As a result, as of December 31, 2015 no charges have been recognized in relation to this matter in our financial statements.

Proceedings with contractors

IGM

In February 2012, IGM (a company hired for the provision of concrete and masonry services for the Forum Puerto Norte project) filed an insolvency petition before the Civil and Commercial Trial Court No. 1 in and for the City of Olavarría, in the case “Ingeniero Guillermo Milia S.A. s/Concurso Preventivo.”

Malteria and TGLT have appeared in court as unsecured creditors, claiming credits for the amount of Ps.9,085,156 and Ps.1,293,689, respectively.  On September 12, 2012, the Court disregarded the proof of claims filed by Malteria as unsecured creditor and declared its credits inadmissible.  On October 12, 2012, Malteria filed a motion for review of this decision.  On December 27, 2012 TGLT was served notification of the IGM SA commencement of review of its credit.  We submitted a reply on February 12, 2013.  On December 17, 2014, the judge declared the credit of Malteria admissible for the amount of Ps.8,341,910.

As of date of this prospectus, the insolvent party has complied with its obligations under the reorganization agreement, consisting of paying up to 40% of each unsecured credit.  In recognition of this legal proceeding, the board of directors of Canfot set up an allowance for the amount of Ps.4,650,167 under the entry “Other receivables” in our consolidated financial statements.

Tax claims

Worksite Advertising and Fencing

On July 8, 2011, Dirección General de Rentas (General Revenue Bureau, dependent of the Governmental Administration of Public Revenue of the City of Buenos Aires) drafted a resolution for the works where the “Forum

Alcorta” urban project is being developed, due to an alleged failure to pay advertising fees regarding the fencing surrounding the site and alleged failure to pay the fee for occupying the street right-of-way with the fence, arguing that the same had been placed on the street right of way (at a distance of approximately 35 centimeters from the municipal line).  On November 3, 2011, Canfot agreed to a payment plan for the total amount of Ps.601,800 (including principal and interest), to be paid in 60 monthly installments.

Astor Palermo Project / Preliminary Injunction

On June 9, 2011, the Trial Court on Administrative and Tax Matters No. 9, Clerk’s Office No. 18, granted a preliminary injunction in Court Record No. 41.544 “Asociación de Amigos Alto Palermo c/ Gobierno de la Ciudad Autónoma de Buenos Aires Sobre Amparo.”  This injunction ordered the suspension of construction of the work on the premises located on Beruti No. 3351/59 between Bulnes street and Coronel Díaz Avenue in Buenos Aires.

On April 26, 2012, the appellate court reversed the trial’s court decision and lifted the injunction.  On June 30, 2015 the trial judge dismissed the proceedings.

Astor Caballito Project / Preliminary Injunction

On August 14, 2012, the Court of Appeals on Administrative and Tax Matters of the City of Buenos Aires enforced injunctions in two related proceedings involving the Astor Caballito Project brought by certain neighbors associations against us, questioning the validity of the construction plans.  Such injunctions ordered the suspension of construction on the premises of Astor Caballito.  We brought actions seeking the revocation of these decisions, which were further denied by the Supreme Court of the City of Buenos Aires. On November 30, 2015, we were notified that the judge had decided in favor of our counterparties in the underlying cases against us.  We appealed this decision on December 3, 2015 and in May 2016, the Court of Appeals ruled in favor of the counterparties. We will further appeal to the Supreme Court of the City of Buenos Aires. Should the latter (and, eventually, the Federal Supreme Court of Justice) decide in favor of the counterparties, we will have to redesign the project to adapt it to the guidelines established by the current building code of the City of Buenos Aires which limits the height of new buildings in the area to seven floors plus ground floor, with an estimated total sellable area of 15,000 sqm.  Our agreements with Inversiones y Representaciones Sociedad Anónima, or IRSA, entered into in connection with the barter acquisition of the property, provide that if the potential size of the project is reduced due to a conflict with the plans, IRSA’s right to future units in the project is proportionally reduced.  See “—Material Contracts—Real Property Purchased under Barter Agreements—Astor Palermo Property” for a description of the barter agreements with IRSA.

Other Claims

On June 25, 2013, TGLT and Malteria initiated an extrajudicial mediation against Aseguradora de Cauciones Compañía de Seguros to claim the collection of insurance policies.   On August 13, 2013, the agreement on mediation process initiated by Malteria was closed.  The claim was initiated as a consequence of IGM’s bankruptcy proceedings.  IGM did not return the total amounts corresponding to financial advances granted by Malteria, which were covered by these insurance policies.  On March 12, 2014, a demand was made for the amount of Ps.1,769,634 y Ps.154,880 in connection with these claims.  Both the demand and the mediation are in the discovery period.

On November 14, 2013, Malteria was summoned before the General Arbitration Tribunal of Rosario Stock Exchange per the claim “Inversora Araberta c/ Malteria S.A. for Breach of Contract File 3/2013,” and the amount claimed is US$500,000.  The reason for this claim is the intrinsic denaturalization of a functional unit sold by Malteria.  We filed a response to this claim with the arbitration tribunal on January 10, 2014.

On August 10, 2015, TGLT reached a settlement agreement that cannot be met due to opposition from the other owners of Forum Puerto Norte.  As of the date of this prospectus, the parties are seeking other alternative solutions.

On December 2, 2013, Malteria was notified about a claim before the General Arbitration Tribunal of the Rosario Stock Exchange for breach of contract.  The reason for the claim is an alleged delay in the delivery of a unit and lack of under floor heating in such unit.  The amount of the claim for both matters is of Ps.350,000.  As of the date of this prospectus, this proceeding is in the discovery period.

In February 2014, Malteria was served a judicial order related to the claim of Abelrik Edgardo Elias, before the 4th Civil and Commercial Trial Court by which the claimant alleged that Forum Puerto Norte did not meet the conditions to fulfill delivery of his unit.  We replied in March 2014.  In December 2015, the unit was delivered to the claimant and the claimant agreed to pay US$150,000, and cease the litigation.

In August 2014, mediation hearings in relation to Blegger David a/ Malteria came to an end without the parties reaching an agreement.  The reason for the claim is the presence of leakages and breakages in certain units.  The amount of the claim is Ps.150,000.  To this date, the claimant is preparing to file a complaint.  The claimant has sought an injunction, which we have appealed and substituted for a bond.  The proceeding is currently in discovery.

In the suit relating to Creciente Marcela Araceli, the claimants sought an injunction against us related to the construction works of the Venice project, on a preliminary injunction proceeding before Administrative Court 2 of San Isidro. The claimants argue that neighbors of El Garrote neighborhood will be affected by our construction works called Venice, due to the displacement of rainwater.  There is no amount to the claim.  We appealed on November 25, 2014, arguing that the property covered by the claim was not the owned by us and therefore we should not be covered by any decision taken in this transaction of such real estate property (lack of passive legitimation).

On March 12, 2015, we filed a claim against Escalum Investment S.A. for damages related to the delivery of a damaged container.  The claim is for approximately US$71.753.  As of the date of this prospectus, this case is in discovery.

On December 10, 2015, Canfot notified Chubb S.A. of a claim in connection with the insurance policies covering the financial advance and performance bond related to the breach of the contractor NEMA TECNICA S.R.L.  On February 4, 2015, Chubb S.A. replied.  As of the date of this prospectus, this matter has not reached the discovery period.  The claimed amount is Ps.1.500.000.

Material Contracts

Shareholders Agreement

In May 2015, Federico Weil, Bienville and PointArgentum entered into an agreement that governs their relationships as shareholders of TGLT, or the Shareholders Agreement.  As of December 31, 2015, these shareholders jointly owned 47% of our shares then outstanding.  See “Related Party Transactions—Shareholders Agreement.”

Marina Río Luján S.A. Shareholders’ Agreement

On December 27, 2007, we entered into the MRL Agreement with Marcelo Gómez Prieto, its shareholder, to govern our relationship as a shareholder of MRL.  Among others, the MRL Agreement establishes rules for the election of directors and the operation of the board of directors of MRL, including the approvals required for the approval of certain decisions, both at the board of directors and the shareholders’ level.  In addition, the MRL Agreement sets investment policies, acquisition guidelines and rules for financing, providing certain events when each of Mr. Gómez and TGLT are required to provide financing for up to US$2,000,000, each, at an interest rate per annum equal to 15%.

The MRL Agreement establishes exit rules for Mr. Gómez and us to leave MRL, including mutual rights of first refusal and first offer.  In addition, we agreed that Federico Weil will remain as our CEO and, together with certain other investors, maintain joint control of TGLT.

To secure performance of our respective obligations under the MRL Agreement, each of us and Mr. Gómez transferred our respective shares of stock in favor of Carlos Marcelo D’Alessio, as trustee under the trust guarantee agreement entered into on December 27, 2007 and has granted reciprocal pledges over the remaining equity.  Currently the equity in MRL held by TGLT has been pledged in favor of Mr. Gómez and the equity in MRL held by Mr. Gómez has been pledged in favor of TGLT, each pursuant to share pledge agreements executed on December 27, 2007.

Division Agreement between Marcelo Gómez Prieto and TGLT

On December 27, 2007 we entered into an agreement with Mr. Gómez setting forth the terms by which the division and partition of the property owned by MRL is to take place in the event of a company reorganization.

Pursuant to this agreement, once the property owned by MRL is legally permitted to be partitioned, two separate entities to be formed will be assigned separate units, each one of approximately 20% of the total area of the property, with plots designated for combined activities including residential or commercial use.

Other plots designated for single-family housing, common areas and a club house will be assigned to MRL, or to the purchasers of such properties as a result of the commercialization of the project.

The remaining plots shall be assigned to MRL.  We expect these plots, in conjunction with the plots designated for single-family housing, to comprise approximately 60% of the total area of the property currently owned by MRL.

Real Property Purchased under Barter Agreements

On occasion, we purchase land under barter agreements whereby the owner of a land plot transfers the deed of property to us in exchange for a promise by us to deliver finished units in the project to be developed on that plot. The price in a barter agreement is neogatiated between the parties and established on the basis of (a) the market value of the land acquired and (b) the expected price of the units to be delivered in exchange for it. The price of the land acquired is recorded as inventory in our assets with a corresponding liability in accounts payable. When the construction of the units (or the building that shall contain them) begin, the corresponding balance in Accounts Payable is reclassified into Advances from Clients. According to paragraph 12 from IAS 18, when assets are sold, or services provided, receiving as payment other assets or services from a different nature, the exchange is considered as a transaction that produces revenue that should be measured at the fair value of the consideration received or receivable. Hence, during the construction period, the liability (and the corresponding asset, inventory) is adjusted at the end of each accounting period to its fair value, which is obtained based on the price list which is current at the measurement day.

Astor Palermo Property

On October 13, 2010, we entered into an agreement with IRSA Propiedades Comerciales S.A. (previously Alto Palermo S.A.), or IRPC, to buy a plot of land in Buenos Aires on Beruti St. between Bulnes St. and Coronel Díaz Ave.  We are currently building an apartment building with residential and commercial parking spaces.

In consideration for such plot, we agreed to transfer to IRPC: (i) a certain number (to be determined) of residential units that in the aggregate account for 17.33% of the sellable area of apartments in the building; (ii) a certain number (to be determined) of parking spaces that in the aggregate account for 15.82% of the square meters of parking spaces in the building; (iii) all commercial parking spaces; and (iv) an amount of US$10,700,000, which we paid on November 5, 2010.

The deed of title to the property was executed by IRPC as seller and us as purchaser on December 16, 2010.

As a result of purchase of this property, and as security for performance of our obligations owing to IRPC thereunder, we created a first-priority mortgage on the property in favor of IRPC. The amount of the mortgage is US$8,143,231.

Additionally, the property is subject to three free-of-charge, perpetual, continuing and non-apparent easements as the servient estate in favor of the property where “Alto Palermo Shopping” is located, as the dominant estate, regarding construction made on the servient estate and the intended use of any units built on the land of the servient estate.

Possession of the units was initially agreed for 36 months following December 6, 2010, the date of the execution of the deed of transfer. The delivery of possession of the units to IRPC was delayed, among other reasons, due to the temporary injunction granted on June 9, 2011, by Court No. 9 in Administrative and Tax Matters of the City of Buenos Aires, Clerk of Court No. 18, in case No. 41,544, captioned “Asociación Amigos Alto Palermo c/Gobierno de la Ciudad Autónoma de Buenos Aires on Amparo,” as the court had ordered suspension of construction work on part of the Astor Palermo project property.

On April 26, 2012, the Court of Appeals reversed the decision of the lower court and lifted the injunction.  As a result, we resumed construction and marketing of the Astor Palermo project.  On June 30, 2015, the judge dismissed the proceedings. As of the date of this prospectus, we have informed IRPC that the units are ready for possession and are pending IRPC’s decision to receive them.

Brisario Property

On March 15, 2011, we reached an understanding with Servicios Portuarios S.A., or SP, to buy a certain plot of land located in the City of Rosario, Province of Santa Fe, adjacent to the land where Forum Puerto Norte is being built, which belongs to Malteria, one of our subsidiaries.  This understanding was embodied in a barter agreement between the parties dated December 10, 2013.  Two projects will be developed on this property: Proa and Metra Puerto Norte.

As a result of the purchase of such property, and as security for performance of our obligations, we created a first-priority mortgage on the property in favor of SP.  The amount of the mortgage is US$24,000,000.

This property is subject to an aqueduct easement in favor of the Federal Water Authority and an appurtenant, continuing aqueduct easement as the servient estate in favor of a water purification plant owned by the Provincial Water Authority as the dominant estate; the latter has not been recorded with the Real Estate Registrar.

In consideration for the land, we are required to deliver to SP, on a barter basis, (i) under phase I (Proa), 9,540 exclusive square meters of units designed to be used as apartments and/or stores (and the related storage units) or 18% of the surface area designed to be used as aforesaid, whichever is higher, 96 parking spaces or 18% of all parking spaces or 18% of the total surface area designed to be used as parking spaces, whichever is higher, and 18% of the docks, mooring points and wintering facilities, and (ii) under phase II (Metra Puerto Norte), 12,240 exclusive square meters of units designed to be used as apartments and/or stores (and the related storage units) or 18% of the surface area designed to be used as aforesaid, whichever is higher, 153 parking spaces or 18% of all parking spaces or 18% of the total surface area designed to be used as parking spaces, whichever is higher, and 18% of the docks, mooring points and wintering facilities.

The following will be deducted from the products to be delivered: (i) under stage I, 864.30 exclusive square meters comprised of five units in Forum Puerto Norte, and the related parking spaces and storage units and (ii) under stage II, 462.5 exclusive square meters comprised of six units in Forum Puerto Norte, which are documented in the respective sales contracts dated March 31, 2011.

Additionally, on December 10, 2013, we entered into an offer letter with SP whereby we, in order to reimburse SP for the amounts invested by SP in a building located at Cándido Carballo Avenue, granted SP the right to acquire seven units located in Forum Puerto Norte; five of those units were documented in the respective sales contracts dated March 31, 2011, while the remaining two units were documented in sales contracts signed on December 10, 2013.  As a result, we, with the consent of Malteria, agreed to pay in full the respective purchase price.  As of this date, payment has been made for five of the units involved.

Astor Caballito Property

On June 29, 2011, we entered into a barter agreement to acquire a certain plot of land located in Buenos Aires from IRSA, identified as Division: 7; Section 45; Land Cadaster File: 179.579-02.  We intend to develop a residential project on this property.

In consideration for this property, we agreed to transfer to IRSA (i) a certain number (to be determined) of residential units that in the aggregate account for 23.10% of the sellable area of apartments in the building; (ii) a certain number (to be determined) of parking spaces that in the aggregate account for 21.10% of the square meters of parking spaces located in the two underground levels of the building to be constructed by us on the property; (iii) if storage units are built by us, a certain number (to be determined) of storage units that account for 21.10% of the square meters of storage units in the building to be constructed by us; and (iv) an amount of US$159,375 payable within 48 hours after the documentation for the transaction is executed and delivered.  The percentages referred to in (i) above would be reduced to 21% of the sellable area of residential units in the event that possession to the apartments subject matter of the barter agreement is granted before the dates set forth in the relevant contractual documentation.  As security for performance of our obligation under the barter agreement, we created a first-priority mortgage on the property in favor of IRSA, in a principal amount of up to US$12,750,000, plus interest thereon and any applicable costs and expenses.  See “—Astor Caballito Project/Preliminary Injunction” for a summary of injunctions regarding Astor Caballito.

Astor San Telmo Property

On November 30, 2015, Ms.  Marta Eugenia Ortiz Fissore and H.C & Asociados issued in our favor an irrevocable offer to sell a property with a gross sellable area of approximately 22,000 square meters, located between the streets Peru and Caseros, in the neighborhood of San Telmo, Buenos Aires.  We accepted the offer on December 1, 2015, and on December 28, 2015 we agreed with the sellers on the final terms and conditions for the purchase of the property.

In consideration for this property, we agreed to pay the sellers US$1.5 million in cash and agreed to transfer to them (i) a certain number (to be determined) of residential units that in the aggregate account for 3,000 square meters, which we estimate to be approximately 52 residential units; (ii) one commercial property with a total area of 450 square meters suitable for a restaurant located at the corner of Av. Caseros and Bolivar; and (iii) 60 garages (30 located on the first underground parking level and 30 located on the second underground parking level).

In the event that the project is modified and its total gross sellable area, as modified, is greater than 22,000 square meters, the sellers shall have the right to receive real estate units representing 15% of the area in excess of 22,000 square meters.

We paid US$1.2 million on December 1, 2015 to the sellers and, under the agreement, we are required to pay the balance of US$300,000 on December 1, 2016.  Under the terms of the agreement we are required to deliver the real estate units within 40 months of December 28, 2015.  In the event that the project is modified with a gross sellable area greater than 22,000 square meters, the additional units must be delivered to the sellers within 49 months of December 28, 2015.

As security for the performance of our obligation under this agreement, we are required to create a first-priority mortgage on the property in favor of the sellers, simultaneously with the transfer of the title to us, which we expect to occur in July 2016.

Stock Purchase Agreement related to Metra Devoto Property

On December 2, 2014, we purchased 100% of the shares of the company Urban Green Homes S.A., the owner of the property for our Metra Devoto project. The agreed purchase price totaled US$4,800,000. As of the date of this prospectus, the remaining amounts to be paid are: (i) US$700,000, to be paid on January 5, 2016; (ii) US$1,200,000 to be paid on January 5, 2017; (iii) US$1,200,000 to be paid on January 5, 2018; and (iv) US$1,200,000 to be paid on January 5, 2019.

Additionally, the Company is party to several loans. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Debt Financing and Other Agreements—Bank Loans.”

REGULATORY OVERVIEW

Introduction

The Argentine Civil and Commercial Code regulates various matters associated with real estate projects, as well as the acquisition and transfer of real estate.  There are also several federal laws, such as Law No. 24,240 (Consumer Advocacy, as amended by Law No. 26,361), Law No. 14,005 (Sale of Land by Lots and at Fixed Terms), and Law No. 24,441 (Housing and Construction Financing), among others, which regulate matters associated with real estate projects.

There are also local regulations that specifically regulate construction, zoning, and use of real estate, as well as municipal ordinances that govern real estate project development and operation.

Civil and Commercial Code, Federal Laws and Regulations: Main Figures Inherent to Structuring and Commercialization of Real Estate Developments

Condominium (Propiedad Horizontal)

Chapter I of Title V of Book Four of the Civil and Commercial Code governs the legal framework of those properties categorized as Condominiums.  Condominium is defined as the property right exercised over an owned property which gives the holder the right of use, enjoyment and physical and legal disposition exerted over the private and common parts of a building.

Each owner has the exclusive ownership of (i) the owned property and (ii) a percentage of the common area.

For purposes of the legal division of the building, the owner of the property or the condominium owners must draft, by deed, the condominium regulations, which must be registered with the property registry.

Chapter X of the same book of the Code regulates the condominium, providing that in order to enter into contracts on built or planned units under the condominium property regime, the owner of the property must obtain insurance in favor of the purchaser, for risk of failure of the transaction, covering reimbursement of fees paid and an interest or, where appropriate, the release of all liens which the acquirer did not assume in the preliminary contract.

Act on the Sale of Property Subdivided into Lots with Payment in Installments

Act No. 14,005, regarding the Sale of Property Subdivided into Lots with Payment in Installments, as amended by Act No. 23,266 and Decree No. 2,015/1985, establishes a series of requirements which must be fulfilled regarding the price stipulated in agreements for the sale of property subdivided into lots when said price is payable in installments, and regarding the title deed, which may not be executed until all of the installments have been paid.  The provisions set forth in this Act establish the following requirements, among others:

i.                        The obligation to register the intention to sell the property subdivided into lots with the Real Estate Registrar for the jurisdiction where the property is located.  Only properties which are not mortgaged may be registered.  Consequently, mortgaged properties may only be registered where the creditor agrees to divide the debt based on the subdivided lots.  In some cases, creditors may be legally bound to agree to that division.

ii.                     Preliminary registration of the sales instrument with the Real Estate Registrar, within 30 days after the sale agreement is entered into.

Once the property has been registered, the sale of units in installments must be conducted in accordance with the provisions set forth in the Act on the Sale of Property Subdivided into Lots, unless the seller registers its decision not to sell in installments with the Real Estate Registrar.  In accordance with the provisions of the Act, as far as title to the property is concerned, the buyer may demand that title be conveyed to him upon payment of over 25% of the price.  In turn, the seller may take certain measures in respect of the property in order to secure collection of the remaining balance.

In the event of any disputes regarding ownership of the property between the buyer and third-party creditors of the seller, if the sale agreement which stipulates payment in installments has been duly registered by the buyer, the deed for the relevant lot shall be delivered to the buyer.  Moreover, in the event that the buyer has paid 25% of the price or has made improvements on the property, the value of which exceeds 50% of the property’s value, the law forbids the seller from terminating the sale agreement by claiming breach by the buyer in failing to pay the remaining balance.  However, the seller may take certain measures in respect of the property in order to secure full payment of the price.

Real Estate Complex

Chapter I of Title VI of Book Four of the Civil and Commercial Code defines property complexes as country clubs, closed or gated communities, industrial, business or water parks, or any other urban development regardless of its location, whether permanent or temporary housing, labor, commercial or business, including also those contemplating mixed-use, in accordance with local administrative rules.

The Code states that those complexes are governed by the administrative rules of each jurisdiction, the provisions of the Civil and Commercial Code and the regulations issued accordingly for each property complex in particular.  It also provides that they will be considered as “special condominium property rights” and therefore they will be subject to the provisions of the Civil and Commercial Code governing the Condominium (Propiedad Horizontal).

Consumer Protection Act

Act No. 24,240 on Consumer Protection (as amended by Act No. 26,361 and Act No. 26,994), or the Consumer Protection Act, regulates various matters concerning consumer protection when entering into agreements, thus protecting consumers from abuse derived from product vendors and service providers being in a stronger position to negotiate in a market economy where boilerplate contracts abound.

In this regard, the Consumer Protection Act considers certain provisions included in agreements entered into with consumers as void and unenforceable, including any provisions that (i) limit warranties and liability for damages, (ii) entail a waiver of or limitation to consumer rights, (iii) broaden the rights of vendors more than permitted by law, and (iv) reverse the burden of proof to the detriment of consumers.

In addition to defining “consumer” as anyone who acquires or uses goods or services as an end-user for personal benefit or for the benefit of his/her family or social group, and “supplier” as anyone who professionally manufactures, assembles, designs, builds, and markets goods and services aimed at consumers or users, the Consumer Protection Act establishes certain penalties for suppliers, which range from fines to closure of the business and the loss of any applicable concessions, privileges or special credit and taxation regimes.

A recent reform to the Consumer Protection Act also regulates the acquisition of rights over shared-time units, country clubs, private cemeteries, and similar products.  Suppliers are bound by the information included in offers aimed at potential undetermined consumers for the period during which the offer is valid and until the moment it is publicly revoked.  Likewise, the specifications included in the offer and/or publicity will be deemed to make part of the agreement entered into with a consumer.

Acquisition of Real Estate

Chapter 1 of Title IV of Book Three of the Civil and Commercial Code regulates the sales contract, under which one party agrees to transfer ownership of certain property and the other to pay a price in cash.

The price must be determined or determinable, according to the following: (i) when the parties fix an amount that the buyer must pay, (ii) when the amount is left to a designated third party, or (iii) when it is referenced to anything that is certain or determinable other than money by a process where the parties agree to determine.

If the main object is the sale of a piece of land, even if there is something built on it, if the price per unit of measurement of surface and ground surface has not been agreed upon and there is a difference greater than 5% with the agreed proportion, the seller or the buyer, as the case may be, is entitled to request an adjustment of the difference.  The buyer, if by application of this rule would be required to pay a higher price, can terminate the purchase.

If the price is agreed upon per unit of surface measure, the total price is the one that is resulted based on the actual surface of the property.  If what is sold is a specified extension and the total surface exceeds by more than 5% of what the contract expresses, the buyer is entitled to terminate the contract.

The buyer is obligated to transfer the property to the owner and unless otherwise agreed in writing, he or she must pay delivery charges (in case of a property sale, he or she must also bear the costs of title search and background, and if applicable, the measurement and taxes levied on the sale).  Also, the buyer is responsible for eviction and hidden defects.  The seller must pay the price at the agreed place and time, receive the property and pay for receipt charges.

Leases

The Civil and Commercial Code generally regulates leases, and imposes certain restrictions on lessors including a minimum lease period of two years for any destination and a maximum lease period of 20 years for housing units, and 50 years for commercial units (except for leases governed by Chapter 5, Title IV, Book 3, which regulates leasing agreements and establishes that real estate leases with an option to buy (real estate leasing) are not subject to any restrictions as to their duration).  In addition, the general prohibition on indexation clauses applies to leases.

The Civil and Commercial Code also establishes that lessees are authorized to terminate a commerical  lease agreement after the first six months, by sending written notice of termination to the lessor.  The penalties for terminating a lease of the agreement before the stipulated term are the following: (i) if termination of the agreement takes place during the first year of the lease, the lessee must pay the lessor an amount equal to one and a one half months’ rent; and (ii) if termination occurs after the first year of the lease, the lessee must pay a penalty in an amount equal to one month’s rent.

The Code of Civil and Commercial Procedures allows the lessor to file expedited legal proceedings, or acción ejecutiva, in the event that the lessee fails to pay rent.  These proceedings are quicker and shorter than ordinary civil proceedings, as debtors may only file certain specific defenses and cannot question the source of the debt claimed in this type of action.

The Code of Civil and Commercial Procedures also provides for certain special procedures such as eviction, which is carried out in a manner similar to that of ordinary proceedings.  Although the Civil and Commercial Code grants judges the power to order eviction from a leased property for housing units within ten days after notice is served on a lessee that has defaulted payment of rent for two months, judges usually refrain from exercising that power, and consequently, eviction procedures may take anywhere from six months to two years (or more) from the date the lawsuit is filed.

Riverside Projects

Permits:  A decree dated March 31, 1909 authorizes the Executive Branch of the federal government as control authority on acts performed on riversides, beaches, navigable rivers or on the seafront.  This authority was delegated to the Ministry of Public Works, which in turn, by Resolution No. 535/67, empowered the National Board for Port Constructions and Navigable Waterways (currently the National Board of Navigable Waterways) to grant the necessary authorizations to execute works on the coastline and beaches of navigable rivers.

Tow path (“Camino de Sirga”): The Civil and Commercial Code provides that the owner of property adjoining a river or stream suitable for water transportation must refrain from undertaking any activity that undermines water transportation in a strip of land fifteen meters wide across the length of the course of such river or stream.

Provincial and Municipal Laws and Regulations

Province of Buenos Aires

In the Province of Buenos Aires, gated communities are regulated by Decree-law No. 8,912/77 (as supplemented by Decrees No. 9,404/86 and No. 27/98) in matters regarding land use and land management.

Decree-law No. 8,912/77 regulates land management and use in the Province and sets out guidelines for (i) land occupancy processes, (ii) land use, subdivision, occupancy, and outfitting, (iii) infrastructure, services, and community facilities, among others.  The Decree-law also classifies areas into Urban Areas, Complementary Areas, and Rural Areas, according to the use given to them.

Decree No. 9,404/86 regulates the organization of country clubs and establishes a specific legal framework for this type of property.  Its provisions require the establishment of a legal entity comprised of all land owners that, in turn, owns the recreational areas and will be responsible for providing general services.  Additionally, Decree No. 9,404/86 regulates the procedure and requirements for obtaining country club feasibility permits.

Finally, Decree No. 27/1998 regulates the implementation of gated communities.  Among the requirements established by Decree No. 27/1998, projects must allow for a fence to be built around their perimeters.  Additionally, construction requires municipal authorization and provincial validation, for which purpose, the location of the gated community must be compatible with the prevailing use of the land in the area (established by Decree-law No. 8,912/77) and must be inhabitable.  An impact assessment study must also be submitted, which must include urban, socio-economic, physical and environmental factors.

In the Province of Buenos Aires, the Bureau of Municipal Affairs is the agency responsible for approving pre-feasibility (preliminary technical validation) and feasibility (final technical validation) of gated communities and country clubs.

The Geodesic Board of the Province of Buenos Aires is the authority that reviews and approves new gated community programs and projects that are in accordance with the plan drafted by the relevant real estate developers.

Provincial Act No. 12,257 created the Provincial Water Authority, an agency in charge of setting and marking the “Riverside Lines” for projects built on river banks, as well as approving any changes proposed by private-sector parties.

Finally, Act No. 14,449, promulgated on March 13, 2013, is designed to foster the right to fair, sustainable housing.  The Act’s specific objects are to (a) promote generation and facilitate management of housing projects, social welfare housing and regularization of slums; (b) take into account and handle the diversity and complexity of urban housing demand; and (c) generate new resources by means of instruments that also help limit speculation regarding value of the land.

Act No. 14,449 outlines the Province’s housing policies, and also regulates actions designed to gradually solve the urban housing deficit problem, by giving priority to poor families and families with special needs.

The enforcement authority under the Act is the Provincial Government and the Municipalities, which act jointly with civil society organizations and private-sector players in order to implement and use the tools provided by the Act and the related policies.

The enforcement authority has several execution and funding tools that should be used in order to achieve the purposes of the Act: (i) Mandatory Assignment of Land for Social Welfare Housing: The developers of country clubs, gated communities and other forms of private urbanization, the developers of private cemeteries, and the developers of major commercial surfaces that make part of a marketing chain are under an obligation to assign 10% (ten percent) of the net surface area of the land to the relevant Municipalities, so that the land may be used solely for social welfare housing purposes.  This assignment is in addition to the assignments mandated by Section 56 of Decree-law No. 8,912/77.  The land that is the subject matter of the assignment may be located elsewhere, as long as it is accessible from public roads and selected in the manner to be agreed upon with the relevant Municipality.  As an exception, in cases duly justified and previously approved by a Municipal Ordinance, the assignment of land may be replaced by payment in cash to the Municipality; (ii) Expropriation: The following assets are declared to be in the Public Interest and accordingly subject to expropriation: any real property required to carry out the housing plans of the Provincial Housing Authority (“Instituto de la Vivienda de la Provincia de Buenos Aires”) designed to achieve the general goals provided for in the Act.  In this regard, the Act has delegated the power to expropriate to the Provincial Housing Authority, which may enter into agreements with land owners or start expropriation proceedings acting through the Provincial Attorney General; and (iii) Municipalities’ Participation in the Increased Value of Urban Real Estate: The Act empowers Municipalities to assess taxes on the increased value of urban real estate arising from “urban planning decisions and actions,” so that the Municipality can benefit from such increased value.

Province of Santa Fe

The Tax Code of the Province of Santa Fe regulates all matters associated with taxes, fees, and other governmental charges.

As far as real estate projects are concerned, the Tax Code establishes a land tax exemption for works under construction in urban and suburban areas.

The Provincial Tax Administration is the enforcement authority of the Tax Code and is responsible for determining, inspecting, collecting, and returning taxes, duties and other government charges, and suing for collection of any of the above, as well as applying the penalties established in the Tax Code.

Act No. 2,996 establishes that real estate assessment shall be conducted for tax and statistic purposes, and makes it mandatory to report the existence of any properties located in the Province.

The Act entrusts the Real Estate Cadaster Office with conducting geometric plot registration.  The Office’s powers include opening the relevant new survey registries, registering plans for legal, administrative, and private surveys, conducting topographic surveys, and inspecting and controlling legal and administrative surveys.

Act No. 2,996 in turn provides that real property is to be classified as urban, suburban, or rural, and sets forth the applicable guidelines for that purpose.  It should be noted that, for taxation purposes, one estate is regarded as a unit, which in urban areas includes the joint value of all the lots owned by the same owner and located in the same block.

Act No. 2,996 also provides that the Real Estate Registrar is responsible for recording and keeping ownership transfer certificates in connection with donation or assignment of land for the purpose of building channels or public roads.

Finally, the provisions of Act No. 2,996 have been implemented by Decree No. 4972/1991, which governs all matters associated with issuance of real estate registration certificates, among other things.

Decree No. 1919/1995 implemented real estate registration certificates in accordance with the provisions of Section 49 of Act No. 2,996 and Provincial Decree No. 4,972/1991.  Certain amendments regarding issuance and expiration of those certificates were made by Decree No. 3,151/2001.

Thus, the Land Registration and Territorial Information Office is responsible for issuing those certificates when requested to do so by administrative note.  Any such certificate will remain in force for 90 days, solely in respect of the specific activity for which it was requested.

The Land Registration and Territorial Information Office for the Province of Santa Fe has established guidelines for preparing and filing blueprints.  All the requisite documentation for that purpose has been specified, along with its formal and substantial requirements.

Decree No. 1,732/08 regulates all matters concerning signs at construction worksites.  In this regard, considering that work signs are the only method of communication between those in charge of the works and the workers, certain requirements have been established as to the contents of the signs.  That is, the regulation addresses requirements that help clarify roles of those involved in construction work, for the purposes of understanding what their responsibilities in the workplace are.

The obligation to meet all the requirements set forth by the abovementioned regulation rests mostly on builders.  The applicable enforcement authority is the Ministry of Employment and Social Security, which may impose penalties in the event of breach, in accordance with the provisions of Provincial Act No. 10,468 (Organization and Functions of the Secretary of Employment).

Municipal Regulations — City of Buenos Aires

Construction in the city of Buenos Aires is governed by the Buenos Aires Urban Planning Code, which generally limits land density and use, and regulates the physical features of construction improvements, such as height, design, setbacks and projections, in accordance with the city’s urban construction policy.  The enforcement authority in charge of the Urban Planning Code is the Department of Urban Planning of the City of Buenos Aires.

The Buenos Aires Urban Building Code complements the Buenos Aires Urban Planning Code and regulates structural use and real estate development in Buenos Aires.  The Buenos Aires Urban Building Code makes it mandatory for construction and real estate development companies to request building permits, including by submitting the project to the Department of Public Works and Utilities for their review.

Municipal Regulations — City of Rosario

As far as urban development is concerned, the Rosario City Urban Code regulates land use and division, areas where construction is allowed, and building heights and use.

The Urban Code requires the filing of an application for a permit for the use and approval of land prior to using or changing the plot of land, building, facility, or any part thereof.  The permit must be requested from the Board of Registration and Inspection’s Use Permits Department.  Once the permit has been obtained, the General Inspector is in charge of granting final approval (“habilitación”) and checking fulfillment of the requirements established by the Code.

Additionally, the Board of Registration and Inspection conducts periodic inspections in order to ensure that all buildings and premises are used in accordance with the conditions established in the permit granted.

Additionally, the Code establishes general regulations regarding minimum and maximum surface areas for construction, and allows the General Board of Private Works to authorize a 10% margin of leeway.  Section 5.2 of the Code contains the guidelines for determining the surface area for construction.

For reasons associated with natural lighting and urban density, the Code regulates the maximum and minimum heights of any buildings facing public roads and block centers.  Ordinance No. 8692/1020 establishes certain Special Building Project Regulations that govern construction of high-rise buildings.  Two major categories are (i) building projects on large plots, and (ii) articulation building projects, each subject to different requirements as to maximum height and separation in the event that two or more high-rise buildings are constructed on the same plot of land.  A Special Building Project Permit must be obtained in order to develop any such project.  The permit will remain in force for 12 months after it is issued.  An Initial Feasibility Certificate must be obtained after that, which must be ratified by the Municipal Council of Rosario. After these two documents are obtained, a Building Permit may be requested.

Finally, the Urban Code also contains specific urban regulations for areas such as parks, riverfronts and private districts.

The Construction Regulations for the City of Rosario govern aspects associated solely with construction, alteration, demolition, removal and maintenance of buildings and facilities.  In this regard, it regulates the procedures for requesting a work permit or giving notice of construction, the obligations of professionals and companies, and the works project and execution, and establishes the specifications for each type of use.

Additionally, the Construction Regulations govern all matters associated with project conditions and execution of the works.

A work permit must be requested for construction works involving new buildings, extension or refurbishment of existing buildings, and demolition, while a work notice must be requested in the following areas only: (i) painting, in general; (ii) carpentry and locksmith repairs, plastering, glasswork and sanitary repairs; and (iii) non-structural roof repairs.

Regarding the work permit application, the Construction Regulations include a description of all the necessary documentation and essential technical requirements for submitting building plans.

Additionally, the Construction Regulations contemplate a temporary permit for preliminary construction stages in projects that need a lot of time in order to put together the technical file.  This temporary permit will be valid for 15 to 90 days, depending on the size of the work to be done.

The Regulations also govern all matters concerning project conditions and execution of the works.

Finally, as far as high-rise buildings are concerned, the Regulations repeat the provisions established in the Urban Code.

Municipal Regulations — City of Tigre

The regulation establishes general land management principles, mostly taking into account environmental preservation and improvement, preservation of historical or natural or tourism-related areas of interest for the purposes of their rational and educational use, and implementation of mechanisms which provide methods for the municipal government to eliminate excessive speculation and ensure that urban management and refurbishment is conducted in such a way so as to protect general community interests.

The above-mentioned regulation specifically governs land management, and establishes how it is actually classified, depending on its construction and use characteristics.  This regulation established the following categories: (i) Urban Area, (ii) Complementary Area, and (iii) Rural Area.

Chapter Two of the Code regulates land subdivision, and sets forth certain specific regulations regarding the measurements and surface areas for plots in each area, which are strictly in line with the provisions set forth in provincial regulations.

Regarding country clubs, the Tigre Zoning Code refers to Decree-law No. 8,912/77, as amended by Decree No. 9404/86 and No. 26/98, which regulates all matters concerning country clubs.

The Zoning Code also sets forth general regulations regarding occupancy, for the purposes of establishing clear, specific rules so that real estate owners may execute civil works projects.

Environmental Regulations

Real estate development is mainly governed by local regulations which govern the environmental impact assessment procedure that must be followed so that governmental authorities can certify that projects or activities carried out in their jurisdiction are in line with current environmental regulations.  The following is a brief summary of these regulations.

City of Buenos Aires

Article 30 of the Constitution of the City of Buenos Aires makes it mandatory to conduct a preliminary environmental impact assessment of any public or private sector projects that may have a material effect, and to discuss any such projects at a public hearing.

Act No. 123, as amended by Act No. 452, regulates the Environmental Impact Assessment procedure in the City of Buenos Aires, defining it as a technical administrative procedure aimed at identifying, interpreting, preventing, or remedying any short-, medium-, and long-term effects that activities, projects, programs, or public or private projects may have on the environment.

The Environmental Impact Assessment procedure involves various stages, including classification of the activities and/or projects, drafting a technical assessment, holding a public hearing, and finally, issuance of the Environmental Aptitude Certificate, or CAA.

Act No. 123 divides the activities executed in the city into two categories: (i) those with material effects and (ii) those which are not material.  In the first case, all stages of the Environmental Impact Assessment must be completed; in the second case, only two stages are required (the request for classification and categorization).

The regulations establish different ways of categorizing a project.  The first is a non-restrictive list of projects presumed to have material effects.  The second is established in Regulatory Decree No. 1,352/2002, which states that the enforcement authority must apply Usage Tables 5.2.1 included in Exhibit VI, entitled “Standardization Guidelines.”

Pursuant to the provisions of Regulatory Decree No. 1,352/2002, projects associated with construction of residential buildings are classified as having an Environmental Impact without Material Effects and are included under that category without the need for the Enforcement Authority to state it expressly, except when the total surface area of the project exceeds 10,000 square meters, in which case the Enforcement Authority must expressly declare it as such.

Resolution APRA 326/13, amended by Resolution APRA 566/15, must be observed.  This Resolution regulates the procedures for environmental assessment of potentially contaminated sites and their restructuring; the Contingency Management Task Plan; removal of underground hydrocarbons storage system (tanks, pipes and accessories) called “SASH;” and removal of the air hydrocarbon storage system (tanks, pipes and accessories) also called “SAAH.”

While Act No. 123 lists certain activities that require completion of the entire procedure in order to obtain a CAA, the list is not restrictive, and it can include activities deemed to have material effects based on specific factors such as classification of line of business, location, potential risk to resources and size.

In this regard, it should be noted that the following activities are listed among those which Act No. 123 considers as having material effects: “f) works conducted on plots of land which exceed 2,500 square meters and require that specific urban regulations be established” and “p) large projects which exceed the capacity of existing road infrastructure or services due to their magnitude” (Article 13).

In short, the requirement to complete all the stages of the Environmental Impact Assessment procedure will depend on the characteristics of the project executed on real estate located in the City of Buenos Aires.

Province of Santa Fe

Act No. 11,717 of the Province of Santa Fe states that individuals or legal entities responsible for projects, works, or actions which have or may have an impact on the environment must submit an environmental impact assessment study and report for each stage.

The provisions of the Act have been implemented by Provincial Decree No. 101/2003, which establishes that no project with an impact on the environment may be started without an Environmental Impact Assessment for the relevant stages first being duly authorized by the Enforcement Authority.

The Decree defines the Environmental Impact Assessment procedure as a technical administrative procedure conducted by the Enforcement Authority based on the Environmental Impact Assessment, technical studies collected, and proposals submitted at Public Hearings, if they are called, for the purposes of evaluating the identification, prediction, and interpretation of environmental impacts caused by a project, as well as prevention, management, mitigation, and correction mechanisms proposed, for the purposes of approving or rejecting the Environmental Impact Assessment.

The procedure includes several stages, including classification of the project or activity based on environmental factors, taking into account, among other things, the quality and quantity of waste released into the environment, the location and features of the operation, facilities, and environmental risk, presentation of the Environmental Impact Assessment, and finally, the possibility of obtaining the Environmental Aptitude Certificate, an instrument which attests exclusively to the fulfillment of Provincial environmental regulations upon verifying that the relevant standards have been met and current environmental regulations have been complied with.

The Enforcement Authority may request the opinion of governmental and nongovernmental entities in connection with a project, and may call a Public Hearing if deemed necessary.

Projects or activities must be included in one of the three categories provided for in the regulation, according to their degree of environmental impact:

i.                  Class 1: Little or No Environmental Impact, where there are no negative effects, or if there are any, they are minimal and as permitted by applicable law; also, where their operation entails minimal risk or discomfort for the population and the environment.  These activities are exempted from completing the Environmental Impact Assessment procedure.

ii.               Class 2: Medium Environmental Impact, where they could have slightly negative effects, bearing on portions of the environment, and their effects may be eliminated or minimized through known and easily applicable measures; also, where their operation is a potential risk and could result in moderate harm to the population, environment, or assets.  Any such projects must complete all the stages of the Environmental Impact Assessment procedure.

iii.            Class 3: High Environmental Impact, where they may have a material adverse qualitative or quantitative impact, whether or not preventive or mitigation measures are contemplated by the project; also, where their operation entails a potentially high risk and could result in serious harm to the population, environment or assets in the event of an uncontrolled emergency.  Any such projects must complete all the stages of the Environmental Impact Assessment procedure.

For the purposes of classifying projects or activities, the Enforcement Authority must apply the environmental impact standards established in Exhibit II of the Decree.

Projects or activities listed as Standard 3 are considered as Class 3, and projects or activities listed as Standard 1 are considered as Class 1.  Projects included in Standard 2 must be analyzed by the Enforcement Authority based on the information submitted at the beginning the procedure, and may be classified under any of the three categories.

The activities assigned Standard 1 by the Decree include the “construction, refurbishment, and repair of residential buildings.”  Standard 2 is assigned to the following activities: “construction, refurbishment, and repair of non-residential buildings,” “Building facilities and civil engineering works,” and “Country Club Management Services, Gated Communities, Private Plots, Residential/Sports/Educational Facilities, etc.”

The Enforcement Authority may assign any activities which are not provided for in the Decree the standard which results from its analysis based on the materials used, processes, and products and byproducts created.  The Enforcement Authority also has the power to modify the Standard assigned to an activity when it is proven that the classification assigned by the Decree is not in line with the activity’s characteristics or features.

Regarding a change in ownership of a development, the competent authority must be notified, and the documentation proving the change in ownership must be attached, within 30 days of the signing of the respective instrument.

If changes in activity occur, prior to granting the Certificate of Environmental Aptitude, such event must be reported in writing immediately to the competent authority who will determine whether or not there will be a remission of the presented information.  If changes or modifications occur after the granting of the Certificate of Environmental Aptitude, either by changes in any of its emissions or by significant changes in the requirements of raw materials, supplies or process, the holder shall immediately notify the competent authority in writing.  The competent authority may revalidate the authorization granted, modify or re-categorize the activity.

Operating activities in Categories 2 and 3 shall within a maximum period of six months from the notification of the categorization, submit an Environmental Compliance Report in accordance with Annex VI, which must be signed by the owner of the business.  The report shall be an affidavit and shall be prepared and signed by a professional who is duly registered with the Registry of consultants and experts.

It is also worth mentioning that after having performed the Environmental Compliance Report, if its results do not conform to the provisions contained in the legislation, the owner might be required to present an Environmental Management Plan in order to adopt corrective or protective measures leading to permissible levels of contamination.  Once the Environmental Management Plan is approved, the Enforcement Authority will issue the corresponding Restricted Environmental Certificate with a validity of up to one year; and which must be renewed prior approval of the Environmental Compliance Report P.G.A.

Whether or not a project will have to go through all the stages of the Environmental Impact Assessment procedure will depend on the category determined by the Enforcement Authority in accordance with the provisions summarized above.

Province of Buenos Aires

Act No. 11,723 establishes an obligation to obtain an environmental impact statement issued by the provincial or municipal environmental authority for any projects in which works are executed or activities conducted that have or may have a negative effect on the environment in the province and/or on its natural resources.  In order to obtain that statement, the regulation requires that the person carrying out the activity submit an Environmental Impact Assessment together with the project.

Resolution 95/2014 of the Provincial Agency for Sustainable Development seeks to regulate the initiation, implementation and completion of remediation work at contaminated sites located in the territory of the province of Buenos Aires.  This rule stipulates the circumstances that must be present in order for a particular property to be considered a “contaminated site.”

In accordance with the provisions set forth in the Act, projects which entail building new gated communities or extending those already in place shall be subject to a municipal Environmental Impact Assessment.

On the other hand, provincial Decree No. 27/98 (whereby the provisions of Decree-law No. 8,912/1977 were implemented), which governs the establishment of gated communities in the Province of Buenos Aires, provides that the implementation of gated communities is conditional on fulfillment of certain requirements that are subject to municipal authorization and provincial validation, including submitting an environmental impact study which must include the urban, socioeconomic, and physical-environmental aspects of the project.

Moreover, provincial Decree No. 27/98 creates an obligation to transfer green and free-public-use areas and reserved areas to the Provincial State, free of charge, for community facilities.

If a project developed by us on a property located in the Province of Buenos Aires has the features of a “gated community,” it will be governed by the above-mentioned regulations.

Regulatory Framework in Uruguay

Land Use Planning

Act No. 18,308 established the regulatory framework for Land Use Planning and sustainable development, and defined land planning authority and instruments, participation and acts germane to this matter.

Section 35 (Chapter II) of Act No. 18,308, which discusses the General Structure of Land Rights and Duties, provides that “the exercise of the right to build, by any person, whether public- or private-sector, individual or body corporate, in any part of the territory, is contingent upon obtaining the applicable administrative permit, with the exception provided in respect of rural productive land.”  The right to use property for urban development purposes is contingent on fulfillment of the land-use planning duties provided by law.  The administrative consent to be obtained in order to start construction work is known as a “Construction Permit.”

The Act also vests the Municipal Governments with land-use and construction policing authority, and they must prevent any construction works that would imply violations of land-use legislation or land-use planning regulations, in relation to private properties where development, subdivision and construction works for residential use cannot be authorized or in areas where this authorization may be issued but the relevant permit has not been obtained.

Within the authority of the Montevideo Municipal Government, or IMM, the Construction Oversight Bureau is in charge of supervising construction activity in the district of Montevideo. Its duties are divided into three basic areas, namely, the Building Area, Urban Area and Building Safety.  The Building Area is chiefly in charge of processing Construction Permits from the perspective of urban placement and aspects related to health and safety, as well as final approval of the work done.  Also, after the requisite Construction Permits have been approved, the Technical Audit Unit steps in to oversee compliance with the Representations made by the professional responsible for statistical sampling.  The Urban Area processes applications for non-residential use projects through the Use Feasibility procedure, and health and safety conditions through Commercial Approval.  Finally, the Building Safety Area monitors the status of the structures from a stability perspective in terms of potential risks to occupants, boundaries and the public domain, thereby policing construction compliance.

Construction Permit

The Construction Permit and its regulations are defined in Resolution No. 3095/2001 of the IMM as the administrative proceeding whereby the IMM authorizes an applicant to build in the terms set out in the application and on the basis of the documentation submitted.

The permit process is comprised of four main stages, which include three structural stages and a technical audit: (i) certification of urban development conditions; (ii) authorization to build, including the permit for internal waterworks; (iii) approval of the works for their intended use; and (iv) oversight of compliance with the approval conditions for each step (Technical Audit).

To the extent that any one of the buildings to be erected is intended to be used in the hotel industry and new works are contemplated in the construction permit, the provisions of Act No. 18,585 will apply.  Act No. 18,585 states that, starting six months after it was enacted (September 10, 2009), construction permits for hotels that project their hot-water use as exceeding 20% of their total energy consumption will only be cleared when they are fitted to include equipment to heat water using solar energy at some point in the future, notwithstanding the exceptions that the Executive Branch is authorized to make through the relevant regulations.

Condominium Property Regulations (Buildings)

Condominium Property, or PH, is the statute that allows for the construction and/or division of a building into several PH units that are either legally independent freehold estates (individual units) or are subject to joint ownership (common assets).

Uruguayan law contemplates two ways to enter the condominium property system: (i) by constructing a building of this type or (ii) by having an existing building admitted into this system.

The system applicable to a real estate investment plan that involves construction of new buildings is regulated by Act No. 10,751, Act No. 14,261 (Chapter III - financing provided by Banco Hipotecario del Uruguay) and Act No. 16,760.

In order to be admitted into the condominium property system regulated by Act No. 10,751, the property must meet certain structural conditions set out in Section 1 of the Act to be deemed eligible for that system. The various floors on the building and the apartments into which each floor is subdivided must be independent and have an exit unto the public road either directly or via a common aisle, in which case they may belong to various owners.

Section 30 provides that the Municipal Government is in charge of determining, on a case-by-case basis, compliance with structural conditions, statutory requirements and related municipal ordinances.  For that purpose, Municipal Admission to Condominium Property must be obtained, which proves that these requirements have been met.

It should be noted that, pursuant to Section 30 of the Act, the essential requirements for this authorization and its recordation in the respective registries are express evidence of that admission and of fire insurance (discussed below) in any notarized deed of title transfer or mortgage taken on an apartment or floor of the building.

Nevertheless, this admission falls short of fulfilling the independence requirement required by law.  Each floor or apartment must be measured by preparing the Survey and Horizontal Subdivision Plan, which will be studied by the IMM and registered with the National Land Survey Archives in order to conduct the individual recordation of each unit and allocation of its tax value.

Finally, in order for a building to be admitted into the Condominium Property system, fire and elevator insurance must be in place.  In relation to the insurance premiums, they are considered by law as condominium expenses, and therefore each owner must contribute ratably in proportion to the value of their floor or apartment,  except as otherwise expressly agreed by the parties, and will also collect ratably under any insurance proceeds in case of loss or damage (Sections 5 and 20).

Since each unit is independent, it is identified for legal purposes and owners have a freehold estate on their floor or apartment, and are co-owners of the common assets.

“Common assets” are defined in Section 3 of the Act as the assets needed for the existence, safety and preservation of the building, which allow each owner to use and enjoy the apartment or floor that they own as freehold estates.  These assets will under no circumstances cease to be commonly owned.

Section 4 regulates the right of owners to common assets, which will exist in proportion to the value of the apartment or floor owned by each.  Owners will also contribute ratably toward the expenses needed for the management, preservation and repair of the common assets and toward payment of insurance premiums.

It also provides that the right of each owner over the common assets is inseparable from the possession, use and enjoyment of his or her respective apartment or floor.  Consequently, the rights over those assets will be deemed to be included in any transfer of, mortgage or attachment on an apartment or floor.

Section 16 of the Act states that those rights and obligations may be regulated by the Condominium Regulations, and therefore the drafting of these regulations is discretionary, not mandatory.  Nevertheless, if any such regulations are prepared, the law says that they will be binding even on any successors-in-title to those who prepared them, provided that these regulations are evidenced in a notarized instrument of public record and recorded in the Real Estate Property Registry.

In the absence or those regulations, the relations among the owners of the various floors or apartments in any given building will be governed by the provisions of Sections 18 and 19 of the Act.  These provisions entrust a building manager and the condo association with administration of the building and establish their duties.  They also regulate notices of condo association meetings and the requisite quorum for validly adopting any resolutions at such meetings.

Act No. 16,760 authorizes financial institutions to grant mortgage loans in order to finance the construction of buildings admitted to the condominium property system under Act No. 10,751.  Exclusively in relation with those loans, condominium property will be deemed to exist and the relevant regulations will be deemed to apply once the following requirements have been met: (a) that the respective Municipal Government shall have issued the construction permit for the building and approved the condominium subdivision plan according to which the structures are to be built and separate title to the units is to be attributed; (b) that the subdivision plan shall have been registered with the National Land Survey Archives and that the units to be built shall have been registered for tax purposes and subjected to an interim tax-value assessment; and (c) that the condominium regulations of the building shall have been issued.  Once these requirements are met, the building and its constituent units are legally deemed to be condominium property, whereupon the Bank will be able to grant mortgage loans for the units so determined.

Final Approval (“habilitaciones”)

Act No. 15,896, which regulates the authority of the National Firefighters’ Association and fire prevention and firefighting, provides in Section 4 that no structures except for single-household units may be approved for use without the prior approval of the National Firefighters’ Association, in accordance with the applicable regulations.

Section 1 of Decree No. 201/001 in turn provides that prior to opening for business, hotels must be authorized by and registered with the Ministry of Tourism and must meet the requirements set out in the decree.  The requirements for registration are: (i) a certified true copy of the current municipal approval in respect of the establishment’s line of business, or pending municipal approval as provided in Section 238 of Act No. 17,296; and (ii) an affidavit containing the name, address, telephone and fax number of the company, corporate name, Tax Registration Number granted by the Uruguayan Internal Revenue Service and identification of the owners, director, manager, representative or agent.

Environmental Matters

We are subject to national, provincial and municipal Argentine and Uruguayan laws, ordinances, rules and regulations regarding environmental protection. Environmental laws vary according to the location of the project, the environmental conditions of the location, and the location’s current and previous uses. The  steps required in order to ensure compliance with environmental laws may result in delays, causing us to incur significant costs, and may ban or seriously limit our activities. Prior to purchasing the land we, as the entity in charge of managing the relevant projects, hire independent consultants to evaluate whether any hazardous or toxic materials, waste or substances exist on the land.  In the case of the Forum Puerto Norte project, the environmental studies were conducted by HSE Salud Seguridad y Medio Ambiente consultants. The environmental impact study for Forum Alcorta was conducted by Estudio Masal. For MRL, the studies were conducted by Environmental Resource Management consultants (environmental auditing), Geodata (ground specification and underground water study), and Architect Encarnación Torrente (urban environmental study). To date, we have neither been adversely affected by the existence or potential existence of hazardous or toxic materials, waste or substances nor by a lack of regulatory authorizations. Currently there are no legal actions or material administrative proceedings against us associated with environmental matters.

Industrial Property Rights

We own several brands in Argentina that have significant value to our business.  The most valuable brands are Forum, Astor, Metra, Cubo and Venice.  We believe that protecting our brands is important, given the solid reputation we have been able to build since our origin.  The brands have solid reputations, high credibility, and are increasingly recognized by clients and development companies, owners, real estate agents, and authorities.

MANAGEMENT AND CORPORATE GOVERNANCE

Board of Directors

Pursuant to our bylaws, our board of directors is currently comprised of eight regular directors and eight alternate directors.  Each director and alternate director serves a three-year term and may be reelected an indefinite number of times.  Certain shareholders have entered into a shareholders agreement pursuant to which each of them has the right to appoint a certain number of directors.  See “Related Party Transactions—Shareholders Agreement.”

The following table sets forth the composition of our board of directors:

Director	Position in TGLT	Type	Date of first appointment to the Board	Date of Birth
Federico Nicolás Weil	Chairman; Regular Director	Non-independent	May 24, 2005	January 9, 1973
Darío Ezequiel Lizzano	Vice Chairman; Regular Director	Non-independent	April 30, 2015	April 25, 1967
Mariano Sebastián Weil	Regular Director	Non-independent	August 15, 2007	November 7, 1975
Fernando Iván Jasnis	Regular Director	Non-independent	April 30, 2015	October 17, 1974
Ralph Faden Reynolds	Regular Director	Non-independent	April 30, 2015	March 10, 1962
Carlos Alberto Palazón	Regular Director	Non-independent	April 30, 2015	November 27, 1970
Alejandro Emilio Marchionna Faré	Regular Director	Independent	February 19, 2010	February 1, 1957
Mauricio Wior	Regular Director	Independent	April 16, 2013	November 23, 1956
Alejandro Belio	Alternate Director	Non-independent	June 18, 2014	April 28, 1956
Donald Stoltz III	Alternate Director	Non-independent	April 30, 2015	September 9, 1977
Rafael Ignacio Soto	Alternate Director	Non-independent	April 17, 2012	November 7, 1980
Andrew Hall Cummins	Alternate Director	Non-independent	April 14, 2016	July 3, 1966
Fernando Saúl Zoppi	Alternate Director	Non-independent	April 30, 2015	October 10, 1975
Pedro Eugenio Aramburu	Alternate Director	Non-independent	April 30, 2015	September 23, 1971
Daniel Alfredo Vicien	Alternate Director	Independent	July 3, 2012	December 5, 1956
Luis Armando Rodríguez Villasuso	Alternate Director	Independent	April 14, 2016	January 5, 1958

The appointment of all directors will end on the date of the ordinary shareholders’ meeting that approves the Consolidated and Individual Financial Statements for the fiscal year ended in December 31, 2018, at which time directors will be appointed or reappointed, as the case may be.

The following are academic and professional backgrounds of the members of the board.  The business address of each of the members of the board is Av.  Scalabrini Ortiz 3333, 1st floor, City of Buenos Aires, Argentina.

Federico Nicolás Weil.  Mr. Weil is our founder and Chairman of the board of directors since 2005.  In addition, he is a the chairman of CAP Ventures Compañía Argentina de Participaciones S.A., a venture capital fund based in Buenos Aires, and a regular board member of AGL Capital S.A., a consumer finance company. Prior to 2005, Mr. Weil was a co-founder of Adecoagro (NYSE:AGRO) and a managing partner at SLI Ventures, a venture capital fund based in Miami, FL. Mr. Weil is an Industrial Engineer from the Universidad de Buenos Aires.  He also obtained a Master’s Degree in Business Administration from The Wharton School of the University of Pennsylvania.

Darío Ezequiel Lizzano. Mr. Lizzano is Vice Chairman and a regular member of our board.  He has served as co-head of Private Equity at Vinci Partners Investimentos.  He is a Managing Director at PointState

Capital LP since December 2014, working as Senior Portfolio Manager.  Previously, he was a Managing Director at Morgan Stanley from July 2007 through 2014, occupying the position of Head of Equities and Research Director for the Latin America division and as Head of Distribution of Emerging Markets.  In addition, he worked as Managing Director and as Head of Equities and Research for Latin America at Santander Investment.  Mr. Lizzano received a degree in Business Administration from the Universidad Católica Argentina.

Mariano Sebastián Weil.  Mr. Weil is a regular member of our board.  Mr. Weil began his professional career at the Financial Leadership Program of General Electric Company in 1998.  He was then transferred to GE headquarters where he worked in the Corporate Treasury and Financial Planning Department.  In 2004, he joined GE Capital Solutions, a GE financial services division in Stamford, Connecticut, until he was transferred to Mexico City in 2006 to fill the position of Finance Manager for Latin America.  Mr. Weil was also a board member of the Banco HNS Chile, a GE Capital joint venture with the Banco Edwards shareholding group.  He is the founder of AGL Capital S.A. Mr. Weil has a degree in Economics from the Universidad de San Andrés.  Mariano is the brother of Federico Weil, our Chairman.

Fernando Iván Jasnis.  Mr. Jasnis is a regular member of our board and is a Senior Portfolio Manager at Explorador Capital Management, LLC, an investment management firm based in Sao Paulo, Brazil. He joined Explorador in 2004 as a Research Analyst, and became Portfolio Manager in 2006.  Before joining Explorador, Fernando worked for Citigroup in Buenos Aires as a Financial Analyst and as Project Manager.  Fernando holds an MBA from University of California at Berkeley, and an Industrial Engineering degree from the Instituto Tecnológico de Buenos Aires (ITBA).  He is a member of the CFA Institute.

Ralph Faden Reynolds.  Mr. Reynolds is a regular member of our board and a co-founder of Bienville Capital Management, LLC, where he serves as Chairman.  He is focused on strategic planning, investment idea generation, implementation, and risk management for the firm’s funds and businesses.  Prior to Bienville Capital Management, LLC, Mr. Reynolds was a co-founder and Chief Investment Officer of Carlyle Blue Wave, Global Head of equities and proprietary trading at Deutsche Bank, president and Chief Executive Officer at NatWest Securities, Managing Director at Morgan Stanley, and Principal at O’Connor & Associates.  Over his career, Mr. Reynolds has worked in New York, Chicago, Tokyo and London.  His board experience includes the International Securities Exchange, the University of Pennsylvania School of Nursing, Presbytery of Southern New England and Greenwich Academy.  Mr. Reynolds earned an MBA from the University of Chicago and a BS in economics from the University of Pennsylvania.

Carlos Alberto Palazón.  Mr. Palazón is a regular member of our board and a Partner at CIMA Investments.  Previously, he worked as a Senior Research Analyst at BGN and as a Portfolio Manager at Consultatio Asset Management.  He has vast experience in emerging markets, on which he has focused since the beginning of the 1990s.  Mr. Palazón is a Licentiate in Economics from Pontificia Universidad Católica Argentina (UCA) in Buenos Aires and he is also a CFA Charterholder.

Alejandro Emilio Marchionna Faré.  Mr. Marchionna Farė has served as an independent regular member of our board since April 16, 2013.  He has been on our board since February 19, 2010.  Mr. Marchionna Farė is Chairman of our audit committee.  He also serves as Chairman of the boards of directors of Integra Negocios S.A. and Fundación Andes.  He has worked as a Strategy Consultant for 30 years and is currently a part-time Professor at IAE Business School.  He has previously worked at Serra Consulting, The Fare Partners (London), Fenlane (London), Towers Perrin (London) and Telesis (Paris).  He holds Bachelor’s Degrees in Operations Research and Industrial Engineering from the Pontifical Catholic University of Argentina, a Master’s in Business Administration from Harvard University and a doctoral degree in Management from CEMA University (Buenos Aires).

Mauricio Wior.  Mr. Wior is an independent regular member of our board, and also serves as a Director of Banco Hipotecario. He held several positions at Bellsouth where he became Vice President of Latin America from 1995 to 2005.  Mr. Wior was also Chief Executive Officer at Movicom Bellsouth from 1991 to 2005.  In addition, he led the operations of various cell phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela.  He was the President of the American Association of Telecoms (ALCACEL), the Chamber of Commerce of the United States in Argentina and the Chamber of Commerce Israel-Argentina.  He was director of the Institute for Business Development of Argentina (IDEA), Foundation for Latin American Economic Research (FIEL) and Tzedaka.  Mr. Wior obtained a Master’s Degree in finance and a BA in economics and accounting from the University of Tel Aviv in Israel.

Alejandro Belio. Mr. Belio is an alternate member of our board and has served as our Chief Operating Officer since January 2010.  Previously, he was the Chief Executive Officer of Faena Properties S.A. He was also the Chief Executive Officer of Creaurban S.A., Project Manager for Fundación Malecón 2000 (Guayaquil, Ecuador), Head of the Lain/OHL construction works group (Barcelona, Spain), and Project Manager at Graziani S.A. He received his degree in architecture from Universidad de Buenos Aires in 1979, obtained an MBA from Universidad del CEMA and completed the IAE Executive Management Program.

Donald Stoltz III.  Mr. Stoltz is an alternate member of our board.  He joined Bienville Capital Management, LLC in 2009 and is a Partner of the firm.  He serves as the firm’s Chief Operating Officer and head of trading.  Mr. Stoltz has over a decade of experience in trading, operations and portfolio risk management.  Prior to Bienville Capital Management, LLC, he was a proprietary trader at First New York Securities LLC and also served as vice president at J.P. Morgan, where he worked in diverse roles, including equity derivatives trading, institutional sales, interest rate swaps and foreign exchange trading.  Mr. Stoltz has over a decade of experience in trading, operations and portfolio risk management.  He is co-chair of the investment committee at Temple B’nai Jeshurun in Short Hills, NJ.  He graduated with a BS in management with a minor in economics from Pennsylvania State University.  A native of Mississauga, Ontario, Don resides in Livingston, NJ.

Rafael Ignacio Soto. Mr. Soto is an alternate member of our board and has served as our Chief Financial Officer since February 2012. Previously, he worked as our Planning and Investor Relations Manager. Before joining TGLT in 2009, he worked in the investment banking division of Credit Suisse in New York. He also served in finance and capital markets positions at BBVA Banco Francés and Telefonica Argentina. Mr. Soto is an Economist with a degree from the Universidad de San Andrés and has also obtained a Master’s in Business Administration from Harvard Business School. He is also a Chartered Financial Analyst by the CFA Institute.

Andrew Hall Cummins. Mr. Cummins is an alternate member of our board and is the founder and Chief Investment Officer of Explorador Capital Management, LLC, an investment management firm based in Sao Paulo, Brazil. Andrew formed Explorador in 1996 and has since been focused on equity investments in Latin America. The firm manages capital for institutions and high net worth families from the United States, Europe and South America. Andrew has served on the board of directors of several publicly-listed companies in Brazil and Chile. From 1992 through 1995, Andrew worked at the predecessor to Ashmore EMM, an emerging market equity-focused asset manager, based in the Washington, DC area. From 1988 to 1990, Andrew worked for JMB Realty Corporation as an associate focused on real estate private equity. Andrew earned a B.S. from the University of California at Berkeley and obtained a Master’s in Business Administration from Harvard Business School.

Fernando Saúl Zoppi.  Mr. Zoppi is an alternate member of our board.  He has focused mainly on areas of corporate law such as mergers and acquisitions, corporate investments and risk capital, project finance and infrastructure and corporate finance.  He represents investment funds, multinational companies, multilateral organizations and banking corporations in various local, regional and international transactions.  His experience includes advising on matters involving corporate, contractual and commercial law.  Mr. Zoppi graduated in Law from the University of Buenos Aires (with honors) in 1999, and obtained a Master’s Degree (LLM) from Columbia University School of Law in May 2004.  Mr. Zoppi joined the law firm of Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz, or PAGBAM, in 1998.  During 2005 and 2006 he was an associate at O’Melveny & Myers, LLP (New York, USA).  In 2007, he was an associate at Latham & Watkins, LLP (New York, USA).  He became partner of PAGBAM in 2012.  He has been a class assistant at the University of Buenos Aires (International Law and Civil Rights).  He is currently a professor at the Instituto Universitario ESEADE, where he teaches Capital Markets in the Postgraduate Program in Financial Assets Administration.

Pedro Eugenio Aramburu.  Mr. Aramburu is an alternate member of our board.  He has focused mainly on mergers and acquisitions, corporate investments and risk capital as well as corporate law and corporate governance.  He has significant experience in local and international mergers and acquisitions and joint-ventures, the structuring of private equity investments, counseling large local and multinational companies, and working with investment funds and strategic investors.  Mr. Aramburu has been a partner in PAGBAM since 2007.  Previously, he had been an associate in Dewey Ballantine LLP (NY, USA) between September 1997 and October 1998, and from 2002 to 2003 he worked as an associate in at the law firm of Cuatrecasas (Madrid, Spain) as a member of the office for Latin America assisting the largest European Companies that invest in Argentina.  He graduated in Law from Universidad Católica Argentina in 1996 and obtained a Master’s of Law (LLM) from Columbia University School of Law in 1997.  He has written several articles related to corporate and commercial law in matters such as project finance and illicit interference in contractual matters.

Daniel Alfredo Vicien.  Mr. Vicien is an independent alternate member of our board, and is a business consultant specialized in strategy and finance.  He has directed consulting projects in reengineering and process optimization, business development, strategic use of internal and external information, and organizational change to implement new strategies.  Mr. Vicien has taught several entrepreneurship workshops both in-company and at seminars for Universidad Austral.  He is a Finance Professor at the University of San Andrés.  Previously, he worked as Professor of Strategic Planning, Business Management and Control, Data Processing and Research at Universidad Nacional de Buenos Aires (UNBA) and Pontificia Universidad Católica Argentina (UCA).  In addition, he has 26 years of experience as a manager for several national and multinational companies in different sectors, including in the areas of commercial and strategic planning, systems planning, financial planning, operations and administration among others.  Currently, Mr. Vicien is the President of Andes SA Cabernet (organic vineyard and winery) and Executive Director of Pehuén Ruca (real estate broker), both local companies.  He graduated in Industrial Engineering and Operations Research from the Universidad Católica Argentina and obtained an MIB at the “École Nationales des Ponts et Chaussées.”  In addition, he has a postgraduate degree at IAE Business School and is a Certified Company Director at the Association of Company Directors.

Luis Armando Rodríguez Villasuso.  Mr. Rodríguez Villasuso is an independent alternate member of our board. Mr. Rodríguez Villasuso is currently a board member at Bodegas Valentín Bianchi S.A. (Argentina), Hábitat AFP (Chile) and Nedken Solutions (Spain). He previously worked at Citigroup, where he was Retirement Services Latam Regional Manager and at Banco Río where he was Principal Manager for Pensions and Insurance. He was also a senior consultant for Deloitte. Mr. Rodríguez Villasuso obtained a naval and mechanical engineering degree from the University of Buenos Aires and obtained a Master’s in Business Administration from the IAE/Austral University.  He has also obtained a Certified Board Member diploma from IGEP.

Duties and Liabilities of Directors

Directors have the obligation to perform their duties with the loyalty and diligence of a prudent businessman.  Under Section 274 of the Argentine Corporate Law, our directors are jointly and severally liable to us, our shareholders and third parties for any negligence in the performance of their duties, any breach of law or of our bylaws, and any other damages caused by fraud, abuse of authority or gross negligence.

In general, a director will not be held liable for a decision of the board of directors, even if that director participated in the decision or had knowledge of the decision, if (i) there is written evidence of the director’s opposition to the decision and (ii) the director notifies the supervisory committee of that opposition.  However, both conditions must be satisfied before the liability of the director is claimed before the board of directors, the supervisory committee or the shareholders or relevant authority or the commercial courts.

Section 271 of the Argentine Corporate Law allows directors to enter into agreements with the company that relate to the company’s ordinary course of business and under arm’s- length conditions.  Agreements that do not satisfy any of the foregoing conditions must have prior approval of the board of directors (or the supervisory committee in the absence of board quorum), and must be notified to the shareholders at a shareholders’ meeting.  If the shareholders reject the agreement, the directors or the members of the supervisory committee, as the case may be, shall be jointly and severally liable for any damages to the company that may result from such agreement.  Agreements that do not satisfy the conditions described above and are rejected by the shareholders are null and void, without prejudice to the liability of the directors or members of the supervisory committee for any damages to the company.

The acts or agreements that a company enters into with a related party involving a relevant amount are required to meet the requirements set forth in Sections 72 and 73 of the Capital Markets Act.  Under Section 72, the directors, syndics, or members of the surveillance committee, as well as the chief executive officer or special managers of public companies appointed under Section 270 of Argentine Corporate Law (as well as their ascendants, descendants, spouses, brothers or sisters and the companies in which any of such persons may have a direct or indirect ownership interest) are deemed to be a related party.  Relevant amount is considered to be an amount which exceeds 1% of the net worth of the company as set forth on the latest balance sheet approved by the shareholders of the company.  The board of directors or any of its members are required to obtain from the audit committee a report stating whether the terms of the transaction are reasonably adequate when compared to normal market conditions.  The company may rely on the report of two independent evaluating firms that have opined on the terms of the transaction.  The board of directors shall make available to the shareholders the report of the audit committee or of the independent evaluating firms, as the case may be, at the company’s main office on the business day after the board’s resolution was adopted and shall communicate such fact to the shareholders of the company in the applicable market bulletin.  The vote of each director shall be stated in the minutes of the board of directors approving the transaction.  The transaction requires the prior approval of the shareholders of the company when the audit committee or both evaluating firms have not considered the terms of the transaction to be reasonably adequate when compared to normal market conditions.  Where a shareholder demands compensation for damages caused by a violation of Section 73, the burden of proof is on the defendant to prove that the act or agreement was either made in accordance with market conditions or that the transaction did not cause any damage to the company.  The transfer of the burden of proof is not be applicable when the transaction has been approved by the board of directors with the favorable opinion of the audit committee or the two evaluating firms, or by an ordinary shareholders’ meeting where the interested shareholders do not participate.

We may initiate causes of action against directors if so decided at a meeting of the shareholders.  If a cause of action has not been initiated within three months of a shareholders’ resolution approving its initiation, any shareholder may initiate such cause of action on behalf of the company.  A cause of action against the directors may be also initiated by shareholders who object to the approval of the performance of such directors if such shareholders represent, individually or in the aggregate, at least 5% of the company’s capital stock.

Except in the event of our mandatory liquidation or bankruptcy, shareholder approval of a director’s performance, or express waiver or settlement approved by the shareholders’ meeting, terminates any liability of a director vis-à-vis the company, provided that shareholders representing at least 5% of the company’s capital stock do not object and provided further that such liability does not result from a violation of law or the company’s bylaws.

Under Argentine law, the board of directors is in charge of the company’s management and administration and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the Argentine Corporate Law, the company’s bylaws and other applicable regulations.  Further, the board is generally responsible for the execution of the resolutions passed in shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders.

Meetings, Quorum, Majorities

Pursuant to Argentine Corporate Law, the board of directors must meet at least once a month.  Additionally, board meetings must be called at the request of any director or the members of the supervisory committee.

The quorum required for board meetings is the majority of board members.  Pursuant to our bylaws, directors may participate in board meetings by using communication systems which allow simultaneous audio, image, or text transmission.  Attendance at a meeting by any such means will count for quorum purposes.  Board resolutions shall be adopted by the vote of the majority of members attending a meeting as described above.  In the event of a tie, the Chairman and the Vice Chairman will have a second or casting vote.

Notwithstanding the above, according to our bylaws a quorum of at least six directors is required, including at least the vote of one director appointed by each of the shareholders party to the Shareholders Agreement, to approve any of the following resolutions:

•                  calling a meeting of shareholders in order to approve a capital increase, public offering of shares, merger, split-off, dissolution or winding up of the company, or an amendment to the bylaws;

•                  approving the final terms and conditions (including, without limitation, premium on share issue) of any capital increase, the determination of which has been delegated by the shareholders to the board and the method for subscription of the relevant shares;

•                  acquisition of real estate for development or investment purposes, or purchase options in respect thereof, for an amount or accumulated premiums in excess of US$1,000,000;

•                  sale or barter of assets for more than US$500,000, except for the sale of property in the ordinary course of business in accordance with the terms of the project as approved by the board of directors or sale of shares;

•                  creating, granting, modifying or approving any compensation or benefit plan, program or policy, based on options or stakes in our capital stock pursuant to the recommendations of our compensation committee;

•                  carrying out new projects or extending existing projects, approving the financial feasibility study for any project or extension, launching any project to the public or lowering the sale price by more than 5% of the sale price arising from our existing business policies as approved by our board of directors, except where the aggregate amount discounted, per project and per year, does not exceed the Peso equivalent of US$500,000;

•                  approving our annual budget and annual business plan and any update or any deviations in excess of 20% thereof;

•                  carrying out any acts that operate to increase our indebtedness by an amount in excess of 50% of our net worth;

•                  approving any investments that are not related to real estate or mortgage transactions in Argentina;

•                  any decision regarding merger, split-off, capital reduction, withdrawal from public offering or from the listing or trading of our securities on a stock exchange;

•                  any matters in connection with our dividend policy or decisions regarding distribution of profits;

•                  any amendments to our exclusivity agreements with Mr. Federico Weil in connection with real estate projects and the exercise of rights under any such agreements in the event of default;

•                  approving or ratifying requests for our bankruptcy or bankruptcy reorganization proceedings, or entering into out-of-court arrangements with creditors;

•                  granting loans, advances or guarantees, except for reasonable advances to suppliers and employees;

•                  acquiring or selling holdings in other companies, consortiums or joint ventures;

•                  encumbering the assets of the company;

•                  establishing the policy of the company on insurance matters;

•                  granting powers of attorneys with broad faculties of management and disposal;

•                  approving transactions between the company and any of its directors, shareholders or managers, or any related person or affiliate of such shareholder, director or manager, even if the transaction is related to the company’s usual activity and by the characteristics of such transaction it must be treated as a transaction between related parties in terms set forth in Sections 72 and 73 of the Capital Markets Act;

•                  any significant change in our policies, practices, methods or accounting principles;

•                  any transaction or aggregate transactions that have a significant tax impact and/or foreign exchange controls;

•                  approving the cancelation, termination and/or any modification in any way to the Amended and Restated Deposit Agreement executed between the company and BONY dated as of February 7, 2011 for the deposit and custody of the ADS, as well as any other agreement or policy of TGLT in relation to the ADS program; and

•                  approving or making any of the decisions listed above in connection with any company controlled by or related to us.

The minutes of any such meeting shall be transcribed on our books and signed by the directors present at the meeting and the members of the supervisory committee, who must verify and certify any decisions approved.

Finally, our bylaws provide that attendance by all directors and their unanimous vote will be required in order to implement, modify, or invalidate the annual variable compensation scheme established by us for directors, executives, and employees.

Independence Criteria of Directors

In accordance with the provisions of Section 4, Chapter I, Title XII “Transparencia en el Ámbito de la Oferta Pública” and Section 11, Chapter III, Title II “Órganos de Administración y Fiscalización, Auditoría

Externa” of the CNV Rules, we are required to report to the shareholders’ meeting, prior to voting the appointment of any director, the status of such director as either “independent” or “non-independent.”  See “Audit Committee” for further details about independence requirements of the members of our audit committee at the time of the offering.

Board of Directors’ Compensation

Our shareholders determine the compensation payable to directors, including their salaries and any additional amounts arising from permanent performance of any administrative or technical roles.  Compensation of our directors is regulated by the Argentine Corporate Law and the CNV regulations.  Any compensation paid to our directors must have been previously approved at an ordinary shareholders’ meeting.  Article 261 of the Argentine Corporate Law provides that the compensation paid to all directors and syndics in a year may not exceed 5.0% of net income for such year, if the company is not paying dividends in respect of such net income.  The Argentine Corporate Law increases the annual limitation on director compensation to up to 25.0% of net income based on the amount of dividends, if any, that are paid.  In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves, such issue is included in the agenda, and is in accordance with the regulations of the CNV.  In any case, the compensation of all directors and members of the supervisory committee requires shareholders’ ratification at an ordinary shareholders’ meeting.

We do not pay or set aside any amounts for pension, retirement or other similar benefits for our directors.  As of the date of this prospectus, neither we, nor any of our affiliates, have entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

The compensation of our directors is approved annually at the ordinary general shareholders’ meeting.  The amount of compensation paid to Directors in the fiscal year ended on December 31, 2015 was Ps.5,512,230, including Federico Weil, who received compensation exclusively for his functions as CEO and which amounted to Ps.3,256,410. The shareholders’ meeting held on April 14, 2016 approved director compensation, including compensation paid to Federico Weil.

Audit Committee

Pursuant to the Capital Markets Act and its implementing regulations, we are required to have an audit committee consisting of at least three members of our board of directors.  Under CNV regulations, at least a majority of the members of the audit committee must be independent directors.

Our audit committee is composed of three members designated by our board of directors, two of whom are independent under Rule 10A-3 under the Exchange Act and applicable NYSE standards.  Pursuant to the Shareholders Agreement, the third member shall be appointed by PointArgentum. NYSE standards require, among other things, that each member of the audit committee be independent.  In accordance with NYSE and the Commission phase-in provisions for companies listing on the NYSE in connection with their initial public offering, we expect to appoint the third director meeting applicable audit committee independence standards so all members of our audit committee are independent within one year after the effective date of our Registration Statement on Form F-1.

Our audit committee members are financially literate, and Alejandro Marchionna is a financial expert.

We will take the necessary measures to ensure that independent alternate members are available in order to fill possible vacancies.  A quorum for a decision by the audit committee will require the presence of a majority of its members and matters will be decided by the vote of a majority of those present at the meeting.  Alejandro Marchionna is currently the chairman of the audit committee.  The chairman or vice-chairman of the committee may cast two votes in the case of a tie.  Pursuant to our bylaws, audit committee members may participate in a meeting of the committee by means of a communication system that provides for a simultaneous transmission of sound, images and words, and members participating by such means count for quorum purposes and the committee will pass resolutions by the affirmative vote of the majority of members present either physically or by means of such communication system.  If the committee holds meetings by means of such communication system, it must comply with the same requirements applicable to board of directors’ meetings held in such way.  Decisions of the audit committee will be recorded in a special corporate book and will be signed by all members of the committee who were present at the meeting.  Pursuant to Section 17 Chapter III Title II of the CNV Rules, the audit committee must hold at least one regularly scheduled meeting every three months and with a frequency at least equal to our board of directors.

Pursuant to the Capital Markets Act, the audit committee, among other things:

•                  advises on the board of directors’ proposal for the designation of external independent accountants and ensures their independence;

•                  oversees our internal control mechanisms and administrative and accounting procedures and assesses the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;

•                  oversees our information policies concerning risk management;

•                  provides the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

•                  advises on the reasonableness of fees or stock option plans for our directors and managers proposed by the board of directors;

•                  advises on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-emptive rights are excluded or limited;

•                  verifies the fulfillment of any applicable rules of conduct; and

•                  issues grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest.

Additionally, the audit committee is required to prepare an annual working plan and present it to the board of directors and the supervisory committee.  Members of the board, members of the supervisory committee and external independent accountants are required to attend the meetings of the audit committee, with the right to speak but not to vote.  The audit committee is entitled to hire experts and counsel to assist it in its tasks and has full access to all of our information and documentation.

The following chart shows the members of our Audit Committee according to the resolution passed at the board of directors’ meeting held on April 24, 2015:

Director	Position	Type
Alejandro Marchionna Faré	Chairman	Independent
Fernando Jasnis	Regular member	Non-independent
Mauricio Wior	Regular member	Independent
Donald Stoltz III	Alternate member	Non-independent
Daniel Alfredo Vicien	Alternate member	Independent

Supervisory Committee

Our supervisory committee, responsible for monitoring our operations, consists of three regular members and three alternate members appointed by each of the shareholders that entered into the Shareholders Agreement at our annual common shareholders’ meeting.  The regular members and their alternates are elected for a period of three years, and any compensation paid to them must be previously approved at an ordinary shareholders’ meeting.  The term of office oon that shall approve the financial statements for the fiscal year ended on December 31, 2015.

Pursuant to the Argentine Corporate Law, only lawyers and accountants admitted to practice in Argentina and domiciled in Argentina or civil partnerships composed of such persons may serve as members of this committee in an Argentine sociedad anónima.

The primary responsibilities of the supervisory committee include (i) monitoring management’s compliance with Argentine Corporate Law, the bylaws, its regulations, if any, and the shareholders’ resolutions, (ii) attending shareholders’ and board of directors’ meetings, (iii) calling special shareholders’ meetings when deemed necessary and ordinary and other shareholders’ meetings when not called by the board of directors, (iii) monitoring our corporate records and other documents, and (v) investigating written complaints of shareholders.  In performing these functions, the supervisory committee does not control our operations or assess the merits of the decisions made by the board of directors.

The following chart shows the members of our supervisory committee according to the resolution passed at the annual common shareholders’ meeting held on April 14, 2016.  According to Technical Resolution No. 15 of the Argentine Federation of Professional Counsel of Economic Sciences and Section III, Chapter III of Title II of the CNV Rules, all of our regular members and alternate members are independent.

Name	Type	Occupation
Ignacio Fabián Gajst	Regular member	Certified Public Accountant
Mariano González	Regular member	Lawyer
Ignacio Arrieta	Regular member	Lawyer
Silvana Elisa Celso	Alternate member	Certified Public Accountant
Pablo Di Iorio	Alternate member	Lawyer
Tomás Insausti	Alternate member	Lawyer

The following are academic and professional backgrounds of the supervisory committee members:

Ignacio Fabián Gajst.  Mr. Gajst is a permanent shareholder-appointed examiner on our supervisory committee.  In addition, he is a member of the MRL supervisory committee.  Since before he graduated he has worked at the Pistrelli, Díaz y Asociados law firm (which is associated with Arthur Andersen & Co.).  He is a professor at the following educational institutions: Faculty of Economics at the Universidad de Buenos Aires, Faculty of Economics at the Universidad del Nordeste, Faculty of Economics at the Universidad de Salta, Faculty of Economics at the Universidad de Misiones, Faculty of Economics at the Universidad de Formosa, Faculty of Economics at the Universidad de Comahue, Faculty of Economics at the Universidad de General Sarmiento, and Faculty of Administration at the Universidad de la Empresa (UADE).  Mr. Gajst is a public accountant who graduated from the Universidad de Buenos Aires.

Mariano González.  Mr. Gonzalez is an attorney and Partner of the law boutique Gonzalez & Ferraro Mila.  His primary focus is in capital markets, mergers and acquisitions, project finance and financial restructurings in the mining, oil & gas and utilities industries.  He was a Junior Partner at Estudio Becar Vareal (Buenos Aires, Argentina) from 1998 to 2005.  Previously, he worked at Marval, O’Farrell & Mairal as a Senior Associate from 1997 to 1998, and worked at Linklaters and Milbank, Tweed, Hadley & McCloy in New York as a Foreign Associate.  Mr. Gonzalez graduated in Law from the Universidad de Belgrano in 1993 and obtained a Masters in Law (LLM) from Columbia University School of Law in 1996.  In addition, he obtained a degree in International Commerce from the Bank of Boston foundation in 1992.

Ignacio Arrieta.  Mr. Arrieta is an attorney specializing in corporate law, with a focus on mergers and acquisitions, corporate finance and negotiable securities issuance, private equity transactions and venture capital.  His work covers several industries; he has experience in the utilities and agribusiness sectors.  Among his clients, he has industrial companies, investment funds and banks.  Before founding Insausti & Arrieta, Mr. Arrieta worked at Hope, Duggan & Silva in Buenos Aires and Covington & Burling in Washington DC.  Mr. Arrieta has been a regular member of the board of directors in several public companies, including Petrobras Energía y Participaciones from 2007 to 2010.  He is currently a regular director and member of the audit committee of Quickfood S.A., a company controlled by Brasil Foods (BRF).

Silvana Elisa Celso. Ms.  Celso was born on December 8, 1973.  She is a regular member of our supervisory committee.  She is currently a partner at Gajst & Asociados SC.  She graduated in 1997 as a Certified Public Accountant from Universidad de Morón.

Pablo Di Iorio. Mr. Di Iorio is an attorney and partner of the law firm Gonzalez & Ferraro Mila — Casir — Di Iorio - Melhem.  His primary focus is in mergers and acquisitions, international contracts and high profile litigation.  Prior to joining Gonzalez & Ferraro Mila — Casir — Di Iorio — Melhem, he was a Partner at Quattrini,

Laprida & Asociados (Buenos Aires, Argentina) from 2001 to 2011.  He previously worked at Simson Thacher & Bartlett (New York) as Foreign Associate (2000), at Quattrini, Laprida & Asociados as Associate (1993 to 1999) and at Gunster, Yoakley, Vadez-Fauli & Stewart (1997).  Mr. Di Iorio acted as legal advisor to the Minister of Health (1991).  Mr. Di Iorio has a law degree from Universidad de Buenos Aires (1990).

Tomás Insausti.  Mr. Insausti is an attorney and partner of the law firm Insausti & Arrieta.  His primary focus is in corporate law, M&A and oil & gas.  Previously, he worked at Seitún law firm and at Central Resources as commercial manager in Argentina.  Mr. Insausti has acted as counsel to the Government of the City of Buenos Aires.  Mr. Insausti graduated in Law from the Argentine Catholic University (UCA) (2001) and has a Master in Business Administration (MBA) from the UCA School of Business.

Supervisory Committee’s Compensation

The full amount of compensation paid to supervisory committee members in the fiscal year ended on December 31, 2015 was 893,440.

Compensation Committee

Our bylaws and the Shareholders Agreement established a compensation committee composed of the three members of the board appointed by the shareholders who are parties to the Shareholders Agreement.  The unanimous vote of the compensation committee is required for the determination, implementation, modification of any compensation plans, programs or policies, benefits of the company and the invalidation of the annual variable compensation scheme established by us for directors, executives, and employees, without prejudice to the right of the shareholders to approve such matters at annual shareholders’ meeting of the company. Compensation committee meetings include all compensation committee members, either in person or by using video teleconferencing systems. The board of directors may approve policies that govern the functioning of the compensation committee. Additionally, the Shareholders Agreement establishes that the compensation committee shall adopt its decisions by an absolute majority of its members; however, the member appointed by Bienville holds a veto right with respect to the creation, granting, amendment or approval of any plan, schedule or policy of compensation and our benefits.

Officers

Our management is comprised of our CEO, Federico Weil, who reports to the board of directors, our chief financial officer, or CFO, Rafael I. Soto, who is in charge of the financial and accounting division, our chief operations officer, or COO, Alejandro Belio and our Business Support Officer, Rodrigo Lores Arnaiz.  Each of our officers reports to the CEO.

Name	Position	Date appointed
Federico Weil	CEO	September 20, 2005
Rafael I. Soto	CFO	February 28, 2012 (*)
Alejandro Belio	COO	January 18, 2010
Rodrigo Lores Arnaiz	Business Support Officer	July 17, 2006

(*) Mr. Soto has held various positions in TGLT since December 1, 2009.

Our CEO is responsible for (i) establishing our business strategy with a long-term view and making sure it is effectively implemented in every area of our organization; and (ii) defining priorities and ensuring that required resources are available to us.  Our CEO’s duties include the following:

•                  Leading and guiding the senior management team;

•                  Analyzing, generating and/or approving new businesses/projects;

•                  Identifying risks and implementing strategies to mitigate them;

•                  Generating and developing business relations with other companies to boost and strengthen our business growth;

•                  Supervising the status and progress of ongoing projects;

•                  Facilitating cooperation across our company and strengthening internal communication with employees;

•                  Promoting a work culture that is in line with our business strategy;

•                  Supervising our financial condition, including short- and long-term financial planning;

•                  Monitoring our budget and its execution, as well as implementing adequate budget controls;

•                  Ensuring that we have in place the human and technological resources necessary to implement our business strategy; and

•                  Attending board meetings and developing a close working relationship with board members, by means of open communication about our business.

Our CFO directs and oversees the finance, administrative and accounting, tax and investor relations divisions.  His main responsibilities are: (i) obtaining external financing (equity and debt) to carry out our business plan; (ii) implementing strategies for the adequate course of our business, performance of tax obligations, and adequate recordation of transactions; (iii) managing our cash flows efficiently; (iv) generating timely and reliable information that enables us and our directors to make informed decisions; (v) assisting other areas of the company in defining budgetary goals and in analyzing and checking compliance with such goals; and (vi) assessing and taking action with regard to business risks generally, and financial and credit risks specifically.  Our CFO’s duties include the following:

•                  Developing and maintaining relations with shareholders and investors, banks, the board of directors and committees, capital markets regulatory authorities, and credit risk and equity analysts;

•                  Obtaining external financing;

•                  Optimizing cash flow management and enabling the timely performance of our operations;

•                  Establishing guidelines to prepare, follow up on, and monitor our budgets and cost models;

•                  Providing management with value-added analysis and information that will facilitate their decision-making process, including the assessment of new business opportunities;

•                  Establishing policies and procedures associated with processes that have an economic, financial and tax impact;

•                  Establishing our financial and credit risk management policy; and

•                  Supervising the presentation of our quarterly and annual financial statements, in order to meet the requirements of local and international regulatory agencies and investors.

Our COO is responsible for planning, directing and monitoring all of the policies and practices of the following areas: (i) construction; (ii) commercial; (iii) marketing; (iv) post-sales; and (v) products.  In addition, our COO is responsible for compliance by our different divisions with the business strategies defined by our CEO.  Our COO’s main duties include the following:

•                  Planning and supervising the implementation of policies that will enable us to research, identify, propose and develop real estate products in line with market demand, our budget and business strategy;

•                  Supervising the implementation of marketing and communications strategies designed to foster our reputation, brand awareness and generation of business contacts, in line with the goals defined by our CEO;

•                  Planning and implementing the most appropriate business strategy to reach the sales targets defined by our CEO;

•                  Implementing policies that lead to the construction of our projects when and as planned, within the budgets defined, and monitoring their adequate implementation;

•                  Defining and supervising the implementation of unit delivery policies that meet the quality standards established in our sales contracts and the applicable terms of delivery; and

•                  Supervising the commissioning of our buildings.

Our Business Support Officer is responsible for planning, directing and monitoring an adequate level of internal support in terms of services, processes and controls, through the areas under his responsibility: IT, HR, Internal Auditing, and Legal.  The main duties of the Processes, IT and HR Head are the following:

•                  Providing IT support to meet the needs of our business in an effective and secure manner;

•                  Providing timely and adequate legal support and advice;

•                  Defining and optimizing internal control processes and mechanisms, and ensuring compliance with the requirements defined by our audit committee and board of directors; and

•                  Selecting, training and retaining the personnel necessary to develop our business strategy.

The following is the academic and professional background of the management member who is not a member of our board of directors:

Rodrigo Lores Arnaiz.  Born on April 29, 1971, Mr. Lores Arnaiz is our Business Support Officer.  Before he joined TGLT, Mr. Lores Arnaiz was Senior Manager of Accenture on the strategic consultancy team for clients from the mass consumer sector in Argentina and Chile.  He also worked as an accountant for five years at Arthur Andersen’s Auditing and Business Advisory Department.  Mr. Lores received his MBA in Strategic Management and Finance from Wharton School of Business.  He has a Certified Public Accountant degree from Universidad de Buenos Aires, where he graduated with honors.

Officers’ Compensation

Our senior management members are paid a fixed amount, calculated on the basis of their credentials, skills and expertise, plus an annual bonus that will vary depending on their respective individual performance and our profits.

Annual cash bonuses are designed to incentivize our key managers and employees at a variable level of compensation based on such individual’s performance and our performance relative to budgeted metrics for the year such as sales, construction progress, profitability and other financial indicators.  Annual cash bonuses are impacted by seniority and individual performance based on the achievement of individual objectives and by evaluating employee’s proficiency in competencies such as: innovation, communication skills, teamwork, results and client orientation, negotiation skills, leadership, planning and control capacities and strategic and business vision.  In the past, actual bonus amounts have been determined shortly after fiscal year end.  Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our employees to the compensation committee of the board of directors.  The compensation committee then reviews our performance and individual employee performances, and determines the amount payable consistent with the above criteria.

We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers.

The full amount of compensation paid to senior management members in the fiscal year ended on December 31, 2015 was Ps.6,318,305, excluding compensation paid to Mr. Federico Weil and referred to above (See —Directors’ Compensation). We expect to adjust this compensation to reflect variations in the purchasing power of the Peso.

Stock Options

At the shareholders’ meetings held on October 30, 2009, December 20, 2011, April 30, 2014, and April 16, 2016, a plan to establish options to purchase stock was approved as compensation for certain of our current and future officers and senior employees.  As approved by the shareholders, such options carry the right to subscribe for up to a pre-determined number of shares equal to 7% of our current capital stock (i.e., 70,349,485 shares), considering and including the shares issued under these options, subject to any adjustments and to the terms and conditions determined by the board of directors.

On November 10, 2011 and December 11, 2012 the board of directors approved an incentive plan based on stock options for the benefit of our executives and employees in accordance with the resolutions adopted by the shareholders.  The main features and conditions of this plan are, among others:

i.                        Purpose: attract and retain the services of exceptionally competent executives and employees, and provide them with an incentive to boost their efforts on our behalf;

ii.                     Plan Management: the plan will be managed by the compensation committee, with ample powers to establish the final terms and conditions of the documents implementing the plan and the beneficiaries thereunder;

iii.                  Beneficiaries: senior employees;

iv.                 Shares subject to the plan: shares subject to the plan may not exceed in the aggregate 7% of our common shares after giving effect to the issuance of shares subject to the plan (on a post-dilution basis);

v.                    Vesting and collection of benefits: every option may be exercised on the date to be determined by the compensation committee, as stated in the respective stock option agreement, and in any case, not later than ten years after the date granted.  Unless otherwise expressly stated, an option will vest and may be exercised in respect of shares subject to the option at a rate of one fourth per year until the fourth anniversary of the date when granted;

vi.                 Form of payment of the price: the price of the shares shall be paid in cash, in Pesos.  Issuance of shares subject to the plan will be conditional upon payment to us of the full price of the option by the beneficiary under the plan; and

vii.              Lock-up: shares subscribed under the plan may not be sold, transferred or disposed of by the holders thereof until 180 days after the date of subscription.

The plan will be managed by the compensation committee whose members are Federico Nicolás Weil, Darío Ezequiel Lizzano and Ralph Faden Reynolds, responsible for establishing the final terms and conditions of the documents implementing the plan and the beneficiaries thereunder.

As of the date of this prospectus, the compensation committee has not granted any stock options under this plan, as the proceedings to obtain the required CNV consent (File No. 2074/13) for such action have not been completed.

On April 14, 2016, the issuance of additional stock options for up to 5% of the number of shares to be issued as a result of this offering, to be granted to officers and employees of our company was approved at our Shareholders’ Meeting. At such Shareholders’ Meeting, the shareholders delegated the determination of the terms and conditions for the issuance of such stock options to the Board of Directors.

Corporate Governance

We report each year our corporate governance practices following the CNV Rules, which are based on strict standards regarding transparency, efficiency, ethics, investor protection and equal treatment of investors.  We have also adopted a code of ethics and an internal code of conduct, each designed to establish guidelines with respect to professional conduct, morals and employee performance.

Our annual corporate governance report includes a series of principles and recommendations for corporate issuers.  Annex I to the Annual Report associated with the Financial Statements as of December 31, 2015 includes a description of those principles and recommendations, as well as the degree of implementation of and compliance with each such principle and recommendation.

Additionally, we implement corporate governance practices that are in line with the CNV Rules and standards, such as the following:

•                  A single type of share, carrying the right to one vote per share;

•                  OPA in the event of withdrawal from listing;

•                  Arbitration panel of the Stock Exchange of Buenos Aires in connection with any claims regarding shares or shareholders;

•                  Tag-along rights for the benefit of non-controlling shareholders; and

•                  OPA in the event of acquisition of 15% of the shares by a person or group of companies.

NYSE Corporate Governance Rules

Under NYSE rules, foreign private issuers are subject to more limited corporate governance requirements than U.S. domestic issuers.  As a foreign private issuer, we are permitted to follow home-country practices in lieu of some NYSE corporate governance rules.  However, we must comply with four principal NYSE corporate governance rules: (1) we must satisfy the requirements of Rule 10A-3 relating to audit committees; (2) our CEO must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (3) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (4) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

The table below briefly describes the significant differences between our domestic practice and the NYSE corporate governance rules.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.01	A listed company must have a majority of independent directors.

Neither Argentine law nor our bylaws require us to have a majority of independent directors. Nevertheless, section 109 of Law No. 26,831 requires listed companies to have an audit committee of at least three members, requiring the majority of the members to be independent. Therefore, pursuant to section 7 of our bylaws the board of directors must have at least two independent permanent members and two independent alternate members.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

303A.02

No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (whether directly or as a partner, shareholder, or officer of an organization that has a relationship with the company). The commentary to the rules emphasizes that the concern is independence from management. The board is also required, on a case by case basis, to express an opinion with regard to the independence or lack of independence, of each individual director.

Pursuant to NYSE rules, a director is not independent if such director:

a) is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company;

b) has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

c) (i) is a current partner or employee of a firm that is the listed company’s internal or external auditor; (ii) has an immediate family member who is a current partner of such a firm; (iii) has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (iv)  is or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time;

d) is, or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee; or

e) is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company’s consolidated gross revenues.

Pursuant to CNV Rules, a director is not independent if such director is:

a) a member of management or an employee of shareholders who hold material holdings in the listed company or of other entities in which these shareholders have material holdings or over which these shareholders exercise a material influence;

b)  is currently an employee or has, in the last three years, been an employee of the listed company;

c)  a person who has a professional relationship or is part of a company or professional association that maintains professional relations with, or that receives remunerations or fees (other than directors’ fees) from, the listed company or from shareholders that have material holdings in the listed company, or with a company in which such shareholders have material holdings or exercise a material influence;

d)  a person who has material holdings in the listed company or in an entity that has material holdings in, or exercises a material influence over, the listed company;

e)  a person who directly or indirectly provides goods or services to the listed company or to shareholders that have material holdings in or exercise a material influence over the listed company and receives compensation for such services that is substantially higher than that received as director of the listed company; or

(f) the member is married or is a family member to an individual who would not qualify as independent.

“Material holdings” are shareholdings, either directly or indirectly, that represent at least 15% of the capital stock of the relevant entity, or a smaller percentage when the person has the right to elect one or more directors per class of shares or by having entered into agreements with other shareholders relating to the governance and the management of the relevant entity or of its controlling shareholders.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.

Neither Argentine law nor our bylaws require the holding of such meetings and we do not hold non-management directors meetings.

The Argentine Corporate Law provides, however, that the board shall meet at least once every three months. According to our bylaws, the board shall meet at least once every one month or whenever any Director considers necessary to convene for a meeting; in that case, the Director must require the chairman to call for a board meeting.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

303A.04	A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Neither Argentine law nor our bylaws require the establishment of a nominating/corporate governance committee. We do not have a nominating/corporate governance committee.

Directors are nominated and appointed by the shareholders.

303A.05	A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Our bylaws and the Shareholders’ Agreement require the establishment of a compensation committee comprised of the parties to the Shareholders Agreement.

The compensation of our directors is determined at the annual common shareholders’ meeting. Additionally, the audit committee must issue an opinion regarding the reasonableness and adequacy of such compensation.

303A.06 303A.07

A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3, with a written charter that covers certain minimum specified duties.

Argentine law requires the audit committee be composed of three or more members from the board of directors (with a majority of independent directors), all of whom must be well-versed in business, financial or accounting matters. In addition, we are required to satisfy the audit committee requirements of Rule 10A-3.

The responsibilities of an audit committee, as provided in Law No. 26,831 and the CNV standards, are essentially the same as those provided for under Rule 10A-3, including, but not limited to, the following:

a) advise on the board of directors’ proposal for the designation of external independent accountants and to ensure their independence;

b) oversee our internal control mechanisms and administrative and accounting procedures and assess the reliability of all financial and other relevant information filed with the CNV and other entities to which we report;

c) oversee our information policies concerning risk management;

d) provide the market with complete information on transactions in which there may be a conflict of interest with members of our various corporate bodies or controlling shareholders;

e) advise on the reasonableness of fees or stock option plans for our directors and managers proposed by the board of directors;

f) advise on our fulfillment of legal requirements and the reasonableness of the terms of the issuance of shares or other instruments that are convertible into shares in cases of capital increase in which pre-

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

emptive rights are excluded or limited;

g) verify the fulfillment of any applicable rules of conduct; and

h) issue grounded opinions on related-party transactions under certain circumstances and file such opinions with regulatory agencies as required by the CNV in the case of possible conflicts of interest.

303A.08	Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.

Argentine law provides that the aggregate annual compensation paid to the members of the Board of Directors (including those directors acting in an executive capacity) and the Supervisory Committee with respect to a fiscal year may not exceed 5% of net income for such year if the Company is not paying dividends in respect of such net income, which percentage is increased up to 25% of net income based on the amount of dividends, if any, that are paid. The compensation of the Chairman and other directors acting in an executive capacity, together with the compensation of all other directors and members of the Supervisory Committee, requires the ratification of an ordinary general shareholders’ meeting as provided by Argentine law. When the exercise of special commissions or technical administrative functions by one or more directors and the reduced or lack of profits imposed the need to exceed the limits, such remunerations may only be paid in excess if expressly agreed to by the shareholders at the shareholders’ meeting, for which the matter should be included as one of the agenda items.

303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.

Neither Argentine law nor our bylaws require the adoption or disclosure of corporate governance guidelines. The CNV Rules contain a recommended Code of Corporate Governance for listed companies and the board of directors must include on its annual report, the degree of compliance of such code. We have adopted, as of May 26, 2011, corporate governance guidelines.

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Neither Argentine law nor our bylaws require the adoption or disclosure of a code of business conduct. We, however, have adopted a code of ethics and an internal code of conduct that applies to all of our employees.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.12

a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

b)  Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

Comparable provisions do not exist under Argentine law and CNV standards.

MAJOR SHAREHOLDERS

As of March 31, 2016, we had 70,349,485 common shares with a face value of Ps.1.00 each, carrying the right to one vote each, which represent 100% of our capital stock and votes.

The following table sets forth information with respect to the beneficial ownership of our shares, including shares in the form of ADSs, as of March 31, 2016 and after this offering by:

•                  each of our directors, executive officers and members of the supervisory committee individually;

•                  all of our directors, executive officers and members of the supervisory committee as a group; and

•                  each person or entity known by us to own beneficially more than 5% of our outstanding shares.

The beneficial ownership of common shares is determined in accordance with the rules of the Commission and generally includes any common shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership.  There are no shares subject to options that are currently exercisable or exercisable within 60 days of the date hereof.  The percentage of shares beneficially owned prior to the offering is based on         common shares to be outstanding as of the completion of this offering.  The percentage of beneficial ownership of our common shares after the offering is based on common shares outstanding after the offering.  We have also set forth below information known to us regarding any significant change in the percentage ownership of our common shares by any major shareholders during the past three years.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their common shares.  See “Description of Bylaws and Capital Stock.”  Neither our principal shareholders nor our directors and executive officers have different or special voting rights.

A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Related Party Transactions.”

Unless otherwise noted below, each shareholder’s address is c/o TGLT S.A. Av.  Raúl Scalabrini Ortiz 3333, Ciudad de Buenos Aires, Cdad. Autónoma de Buenos Aires, Argentina.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering (Assuming No Exercise of the Over-Allotment Option)		Shares Beneficially Owned After Offering (Assuming Full Exercise of the Over-Allotment Option)
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
Directors and Alternates and Executive Officers
Federico Nicolás Weil	13,804,445	19.62%
Mariano Sebastián Weil	143,739	0.20%
Principal Shareholders
Bienville Argentina Opportunities Master Fund LP	9,560,830	13.60%
PointArgentum Master Fund LP	9,560,830	13.60%
IRSA Propiedades Comerciales S.A.(1)	6,671,712	9.48%

Notes: See the footnotes to the table below for further information on each of our major shareholders.

The acquisition of our common shares by Bienville Argentina Opportunities Master Fund, LP and PointArgentum Master Fund LP remains pending the approval of the Comisión Nacional de Defensa de la Competencia, the Argentine anti-trust authority.

The table below sets forth information concerning the evolution of our capital stock and the material changes in equity participation of our shareholders, in both cases, since December 31, 2012.  As of March 31, 2016 41,598,400 of our shares were held in the United States and there were four record holders of our shares in the United States.

		Dec. 31, 2015		Dec. 31, 2014		Dec. 31, 2013		Dec. 31, 2012
Shareholder	Citizenship	Shares	% ownership	Shares	% ownership	Shares	% ownership	Shares	% ownership
Federico Nicolás Weil (1)	Argentina	13,804,445	19.6%	13,796,432	19.6%	13,549,889	19.3%	13,549,889	19.3%
PDG Realty S.A. Empreendimentos e Participações (2)	Brazil		0.0%	19,121,667	27.2%	19,121,667	27.2%	19,121,667	27.2%
Bienville Argentina Opportunities Master Fund LP (3)	Cayman Islands	9,560,830	13.6%		0.0%		0.0%		0.0%
PointArgentum Master Fund LP (4)	Cayman Islands	9,560,830	13.6%		0.0%		0.0%		0.0%
IRSA Propiedades Comerciales S.A. (5)	Argentina	6,671,712	9.5%	6,679,423	9.5%	6,679,423	9.5%	6,679,423	9.5%
Serengetti Asset Management (6)	United States	5,008,883	7.1%		0.0%		0.0%		0.0%
Dismour (7)	Uruguay	4,293,990	6.1%	4,293,990	6.1%	4,293,994	6.1%	4,293,994	6.1%
Other holders of American Depositary Receipts (ADRs) representing common shares (8)	United States	13,173,867	18.7%	16,422,970	23.3%	13,808,000	19.6%	14,550,435	20.7%
Euroclear Bank SA/NV (9)	Belgium	4,645,048	6.6%	4,645,048	6.6%	4,645,048	6.6%	4,645,048	6.6%
Other holders of common shares	Others	3,294,640	4.7%	5,054,715	7.2%	5,290,954	7.5%	4,548,519	6.5%
Total Capital Stock		70,349,485	100.0%	70,349,485	100.0%	70,349,485	100.0%	70,349,485	100.0%

(1)             Federico Nicolás Weil is an Argentine citizen.

(2)             PDG is a Brazilian company whose shares are listed on the Brazilian stock market.  In April 2015, we were informed by PDG that it had transferred its 27.20% interest in TGLT to Bienville, and PointArgentum in equal parts in two separate and independent transactions.

(3)             Bienville is an investment fund managed by Bienville Capital Management LLC, established in 2008 by Ralph Reynolds, Billy Stimpson and Cullen Thompson.

(4)             PointArgentum is an investment fund managed by PointState Capital LP, a firm established in 2010 by Sean Cullinan.  Both firms are registered with the Commission and are based in New York.

(5)             IRSA Propiedades Comerciales S.A. is a subisidiary of IRSA Inversiones y Representaciones S.A. Both firms are registered with the CNV and are based in Buenos Aires.

(6)             In June 2015, we were informed by Serengetti Asset Management, a company established in the United States under the Laws of the State of Delaware, about the acquisition of 876,424 ADRs, equivalent to 4,382,120 ordinary shares.

(7)             Dismour S.A. is a Uruguayan corporation registered with the Registrar of Companies in accordance with the provisions of Section 123 of the Companies Act.  We do not have the ability to identify that company’s owners.  On October 31, 2014, we were informed that Dismour S.A. had converted 4,293,990 common shares into ADRs, while the four remaining shares were sold on the MERVAL.

(8)             Our ADRs representing common shares are traded on the over-the-counter market in the United States.  The depository for the ADRs is BNY Mellon, with a registered office in New York City, USA. We do not have the ability to identify the owners of those ADRs.

(9)             Euroclear Bank SA/NV is a Belgian corporation that acts as a clearance system and a custodian for international securities.  We do not have the ability to identify the owners of the shares held in custody by Euroclear Bank SA/NV.

To the extent known, none of the principal shareholders described above is directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except where indicated.

RELATED PARTY TRANSACTIONS

Other than as set forth below, we are not a party to any material transactions with, and have not made any loans to any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by us; (ii) associates (i.e., an unconsolidated enterprise in which we have a significant influence or which has significant influence over us); (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, as applicable, and close members of any such individual’s family (i.e., those family members that may be expected to influence, or be influenced by, that person in their dealings with us, as applicable); (iv) key management personnel (i.e., persons that have authority and responsibility for planning, directing and controlling our activities, including directors and senior management of companies and close members of such individual’s family); or (v) enterprises in which a substantial interest is owned, directly or indirectly, by any person described in (i) to (iv), over which such a person is able to exercise significant influence nor are there any proposed transactions with such persons.  For purposes of this paragraph, this includes enterprises owned by our directors or major shareholders that have a member of key management in common with us, as applicable.  In addition, “significant influence” means the power to participate in the financial and operating policy decisions of the enterprise, but means less than control.  Shareholders beneficially owning a 15% interest in our voting power, or a lesser amount when they are entitled to elect one or more directors by class of shares, or have entered into agreements with other shareholders regarding the governance and management of the company or its parent company, are presumed to have a significant influence on us.

Real Estate Transactions

Purchases

On December 30, 2013, the board of directors approved, in accordance with the report issued by the Audit Committee, certain real estate purchase transactions whereby we were to acquire the units to be built in the context of our Venice project under development by MRL, a related party, on a plot of land located in the County of Tigre, Province of Buenos Aires, identified as follows: BAL1 - P2 406, BAL1 - P3 407, BAL1 - P3 508, BAL1 - P2 504, CRU1 - P1 302, CRU1 - P3 407, CRU1 - P3 508, FAL2 - 03, FAL2 — 09 and FAL2 - 10.  Such purchases were to be implemented by means of the relevant sale contracts in an aggregate amount of Ps.22,049,085, to be allocated to the relevant units on a pro rata basis, in accordance with the terms of each such sale contract.  The purchase price of such units, in accordance with the terms of the relevant sale contracts, was to be paid by us to MRL as follows: 1.50% of the price on December 31, 2013, 3.50% of the price on February 15, 2014, 25% of the price on April 30, 2015, 30% of the price on July 31, 2015, 20% of the price on October 31, 2015, and the remaining portion of the price on the date of delivery of possession of the relevant units.

We believe, based on the corresponding report issued by the audit committee, that real estate purchases to related parties were negotiated and conducted on a basis equivalent to those that would have been achievable on an arm’s-length basis, and that the terms of these transactions are comparable to those currently contracted with unrelated third-party suppliers or real estate developers.

Sales

On May 11, 2015, Rodrigo Lores Arnaiz and his wife purchased a residential unit in the Astor Palermo project, for Ps.2,730,600.  The unit was fully paid and delivered on October 28, 2015.

On July 31, 2014, Alejandro Belio purchased a residential unit in the Astor Palermo project, for Ps.1,793,044.  As of December 31, 2015, we have received Ps.557,087.  Delivery of the unit is still pending.

On September 6, 2012, Mariano Weil purchased a residential unit in the Astor Palermo project, for Ps.584,132.  The unit was fully paid and delivered on August 18, 2015.  On June 30, 2011, Mariano Weil purchased a residential unit in the Forum Puerto Norte project for US$86,769.  The unit was fully paid and delivered on June 14, 2013.

On September 30, 2011, Federico Weil purchased two residential units in the Astor Palermo project for US$98,983 and US$236,258, respectively.  Both units were delivered on June 30, 2014.  Mr. Weil subsequently transferred one of the units to a third party.  On June 30, 2011, Federico Weil purchased a residential unit in the Forum Puerto Norte project for US$85,329.  This unit was fully paid and delivered on June 4, 2015.  On December 29, 2015, Federico Weil purchased a residential unit in the Forum Alcorta project for Ps.8,958,487.  This unit has not yet been delivered and there is currently a balance in our favor of Ps.7,618,487.

The transactions described in this section were conducted as independent arms’ length transactions.

Shareholders Agreement

In May 2015, Federico Weil, Bienville and PointArgentum entered into the Shareholders Agreement, which established the rules that govern their relationships as shareholders of TGLT.  As of December 31, 2015, these shareholders jointly owned 47% of our shares then outstanding.  The main provisions of the Shareholders Agreement include:

i.                  These shareholders have a preferential right, including preemptive rights and accretion rights, to subscribe to our capital increase resulting from the global offering.

ii.               Except for transfers to affiliates and sales in the stock market (other than bulk sales), any future transfer of shares that these shareholders make is subject to, among others, rights of first refusal and tag-along rights.

iii.            For so long as the shareholders entering the agreement hold at least 10% of our capital stock and voting rights, each of them shall vote in order for our board of directors to be composed of eight regular members and eight alternate members, appointed as follows: (i) two regular members and two alternate members shall be appointed by Federico Nicolás Weil; (ii) two regular members and two alternate members shall be appointed by Bienville; (iii) two regular members and two alternate members shall be appointed by PointArgentum; and (iv) two regular members and two alternate members shall be independent members, in accordance with the standards set forth by the CNV and shall be appointed by common agreement of the above-mentioned shareholders.

iv.           The same rules shall apply to the appointment of board members for our subsidiaries.

v.              The Chairman of our board of directors shall be appointed by Federico Weil and the Deputy Chairman shall be appointed by PointArgentum.

vi.           In the event of any vacany on our board of directors for any reason, the vacancy will be filled by one of the alternate directors appointed by the same shareholder that appointed his or her predecessor.

vii.        Certain matters may be approved only by a special majority vote of the board of directors, which consists of the affirmative vote of at least six directors, including at least one director appointed by each of the shareholders party to the Shareholders Agreement. Please see “Management and Corporate Governance—Board of Directors—Meetings, Quorum, Majorities.”

viii.     Certain matters contained in our bylaws may be approved only by a unanimous vote of the shareholders on both first and second call.

ix.           Each of the shareholders party to the Shareholders Agreement shall vote in order for our supervisory committee to be composed of three regular members and three alternate members, and each of them is granted the right to appoint one regular member and one alternate.  The chairmanship of the supervisory committee will be rotated among its members.

x.              Two of the members of the audit committee shall be independent board members and the third member shall be designated by PointArgentum.

xi.           Our board of directors shall create a compensation committee composed of three members, and each one of the shareholders entering into this agreement shall appoint one member.  The compensation committee shall adopt its decisions with the absolute majority of its members; however, the member appointed by Bienville is granted a veto right regarding the creation, granting, amendment and/or approval of any plan, schedule and/or policy of compensation and/or our benefits.

xii.        Federico Weil shall be the chief executive officer and will be responsible for the management and administrative direction of TGLT, until his replacement in accordance with the provisions set forth in the Shareholders Agreement.

xiii.     The chief financial officer, or CFO, of TGLT shall be appointed and/or removed at the proposal of Federico Nicolás Weil.  However, BOAF is entitled to (i) prevent the appointment of a new CFO of TGLT and (ii) appoint and/or remove a comptroller, who shall have unrestricted access to financial, accounting and operative information of TGLT and shall report directly to the nonindependent member of the audit committee.

xiv.    The board of directors shall approve any appointment of front line managers, managers and key individuals, either for TGLT or for any of our subsidiaries.

xv.       The agreement includes exclusivity and non-compete clauses applicable to Federico Weil.

Employment Agreement

In April 2016, Federico Weil entered into an employment agreement with us. The employment agreement provides that Frederico Weil shall be the chief executive officer of TGLT, and will be responsible for the management and administrative direction of TGLT. In case of his termination without cause, Federico Weil will be entitled to a special indemnification payment equal to twice the severance payment owed to him under Argentine labor law that establishes that the severance payment shall be equal to the monthly salary multiplied by the number of years of service.  The agreement includes exclusivity, non-compete and non-solicitation clauses applicable to Federico Weil.

DESCRIPTION OF BYLAWS AND CAPITAL STOCK

General

Prior to the global offering, our share capital is Ps.70,349,485, and is represented by 70,349,485 common shares with a par value of Ps.1.00 each and one vote per share. The share capital is fully subscribed and paid-in.

As of the date of this prospectus, our outstanding shares are issued in book-entry form.

At the shareholders’ meeting held on             , 2016, our shareholders approved a capital increase of up to       common shares. At the Board of Directors meeting held on            , 2016, our Board approved the issuance of              common shares that we will offer in the global offering, including the common shares that we would offer pursuant to the international underwriters’ option to purchase additional shares. Our existing shareholders have preemptive rights to subscribe for all such common shares in a number sufficient to maintain their proportionate holdings in our total capital stock.  In addition, our existing shareholders have accretion rights, which permit them to subscribe for common shares that are not subscribed by other existing shareholders in proportion to the percentage of shares for which subscribing existing shareholders have exercised their preemptive rights.  New shareholders will not have such preemptive and accretion rights in respect of this capital increase but will have such rights in respect of any further capital increase.  We will not issue the shares representing the portion of the capital increase not sold in the global offering or the shares representing the portion of the option to purchase additional shares granted to the international underwriters not exercised by such international underwriters.

Following the global offering, assuming: the placement of all shares offered and no exercise of the option to purchase additional shares, our authorized and issued capital stock will be            .

Following the global offering, assuming: the placement of all shares offered and full exercise of the option to purchase additional shares, our authorized and issued capital stock will be             .

Corporate Purpose

Our common shares are entitled to one vote each.  Our bylaws provide that our corporate purpose is to carry out the following activities, on our own behalf, or as trustee on behalf of third parties, or in conjunction with third parties, in Argentina or abroad, on our own property or on third-party property: management of real estate projects, urban development projects; planning, assessment, scheduling, formulation, development, implementation, administration, coordination, supervision, management, organization, direction and execution of real estate-related businesses; exploitation of brands, patents, methods, formulas, licenses, technologies, know-how, models and designs; marketing in any manner, whether through purchase, sale, barter, consignment, agency, storage, fractioning, subdivision, division into plots, administration, distribution, lease or brokerage of real and personal property and related services; establishing and accepting all kinds of security interests on real property; granting guaranties and/or securities in favor of controlled and related companies; surveying, planning, projecting, giving advice in connection with and/or executing any and all private and/or public works, whether national and/or provincial, on rural property, urban residential property, offices, stores, neighborhoods, urbanizations, roads, engineering and/or architectural work generally, administering them, making drawings and plans, participating in bidding processes for public and private works, and taking over works already under construction; importing and exporting machinery, tools and construction materials, and any activities, whether now or hereafter existing, specifically related to the construction industry.  We may: (i) hold interests and/or make investments in any kind of companies, consortia, joint ventures and any other form of association or partnership contracts fully or partially related to the company’s purpose, (ii) act as manager and/or provide administration services, as well as operator, sponsor and/or developer, on behalf of other companies that have a real estate corporate purpose and/or of real-estate funds, real-estate trusts and other collective investment vehicles which have as their purpose to invest in real-estate projects or business in any of their sectors and/or segments; (iii) act as financial trustee; (iv) accept and hold mandates, commissions, agencies and/or negotiorum gestio; and (v) set up agencies, branches or other types of representation in Argentina or abroad.  Additionally, in order to be able to achieve our corporate purpose, we have the express power to secure performance of the obligations of controlled and related companies, including by means of security interests on property.  We may generally engage in administration and development of businesses, trusts and companies related to our purpose, expressly excluding the ability to give advice in connection with any matters and/or activities that must be conducted by licensed professionals in accordance with applicable law.

Shareholders

Only the persons recorded as shareholders in our stock record book will be able to exercise their shareholder rights.  We will not acknowledge, except where required by law, any contingent, future or partial interest in any common share or other rights in or to common shares, except by the holder of record of any such common shares or the person whose name has been recorded in the stock record book in connection with any such common shares.

In accordance with CNV regulations, the names of the holders of shares carrying in excess of 5% of our votes must be reported to the CNV.

Caja de Valores S.A. acts as the registrar of our common shares.

Liability of Shareholders

Shareholders’ liability for the losses of a company is limited to the value of the shareholder’s shareholdings in the company.  According to the Argentine Corporate Law, however, shareholders who have a conflict of interest with the company with respect to certain matters and who do not abstain from voting on such matters may be held liable for damages to the company, provided that their votes were necessary for the adoption of the relevant decision.  In addition, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine laws or a company’s bylaws (or regulations, if any) may be held jointly and severally liable for damages to such company, other shareholders or third parties resulting from such resolution.  See also “Risk Factors—Risks Relating to the ADSs and this Offering—Our shareholders may be subject to liability for certain votes of their securities.”

Appraisal Rights

Whenever our shareholders approve:

•                  A merger or break-up where we are not the surviving entity, except where the purchaser’s shares are authorized for public offering or are listed on any stock exchange;

•                  A change of our corporate legal status;

•                  Any fundamental change in our corporate purpose;

•                  A change of our registered office outside of Argentina;

•                  A voluntary termination of the public offering or listing authorization;

•                  A decision in favor of our continuation upon delisting or cancellation of our public offering authorization; or

•                  A total or partial recapitalization following a mandatory reduction of our capital or liquidation.

Any shareholder who voted against any such action or failed to attend the relevant meeting will be entitled to exercise his right of appraisal, that is, the right to withdraw and have his shares cancelled at their book value, determined on the basis of the latest balance sheet prepared or that should have been prepared as of that date, in accordance with Argentine laws and regulations, provided that such shareholder exercises its appraisal rights within the time frame set forth below.

Appraisal rights must be exercised within five days after the date of the meeting where the relevant resolution was made, in the case of a dissenting shareholder who voted against the resolution, or within 15 days after the date of the meeting, in the case of a dissenting shareholder who failed to attend the meeting and can prove that he was a shareholder as of the date of the meeting.  In the case of a merger or break-up involving a public company, no appraisal rights may be exercised if the shares to be received as a result of the transaction are listed on a stock exchange.  Appraisal rights will be terminated if the resolution giving rise to them is revoked at another meeting of shareholders held within 75 days after the date of the meeting where the resolution was adopted.

Transfer of Shares

There are no restrictions on the transfer of paid-up shares, other than as provided in the Shareholders Agreement between Bienville, PointArgentum and Federico N. Weil (see “Related Party Transactions—Shareholders Agreement”).

Registration Requirements of Foreign Companies that Hold Shares Directly

Under the Argentine Corporate Law, foreign companies that hold shares directly (and not as ADSs) in an Argentine company must register with the Public Registry of Commerce-which in the City of Buenos Aires is in charge of IGJ in order to exercise certain shareholder rights, including voting rights.  The registration in the IGJ requires the filing of corporate and accounting documents in order to demonstrate that the foreign shareholder’s principal activity is performed outside Argentina.  Therefore, it will have to prove that it is entitled to conduct business in its place of incorporation and meets certain foreign assets requirements.

Liquidation Rights

In the case of our liquidation or dissolution, our assets will be applied to satisfy our outstanding liabilities and reimburse capital.  Any remaining balance will be proportionally distributed among holders of our common stock.  Our liquidation will be carried out by the board of directors or by the liquidator or liquidators appointed by a shareholders’ meeting, under the surveillance of the supervisory committee.

Preemptive and Accretion Rights

In the case of a new issuance of shares, shareholders will have a right to subscribe for a number of shares in proportion to the amount of their shareholding before any such issuance of shares. In addition, shareholders have accretion rights, which permit them to subscribe for common shares that are not subscribed for other existing shareholders in proportion to the percentage of shares for which subscribing existing shareholders have exercised their preemptive rights.

Shareholders’ Meetings; Voting Rights

Notice of Meetings

Notice of shareholders’ meetings is governed by the provisions of our bylaws, the Argentine Corporate Law and the Capital Markets Act.  Notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentine newspaper of wide circulation and in the publications of Argentine authorized markets in which the shares are listed and traded, at least 20 days but not more than 45 days prior to the date on which the meeting is to be held and must include information regarding the type of meeting to be held, the date, time and place of such meeting, the agenda and special requirements established by our bylaws.  If a quorum is not available for such meeting, a notice for a second meeting, which must be held within 30 days from the date on which the first meeting was called, must be published for three days, at least eight days before the date of the second meeting.  The above-described notices of shareholders’ meetings may be effected simultaneously, in the case of ordinary meetings, in order for the second meeting to be held on the same day as the first meeting, one hour after, except in certain circumstances.

In accordance with the provisions of Article 11 of our bylaws, shareholders’ meetings are to be called in accordance with applicable law, on first or second call, without prejudice to the provisions of Section 237 of Act No. 19.550 in connection with unanimous meetings.  Quorum requirements in connection with first- and second-call meetings are governed by the provisions of Section 243 of Act No. 19.550.  Quorum requirements for special first-call meetings are governed by the provisions of Section 244 of Act No. 19.550.  A special meeting of shareholders on second call may be held only with the presence of the holders of at least 40% of the shares entitled to vote thereat.  In the case of first-call general meetings and first- and second-call special meetings, decisions shall be adopted by the absolute majority of votes present that may be cast in connection with the relevant decision, and in any case, at least 40% of the shares entitled to vote.  In the case of a second-call general meeting, majority requirements are governed by the provisions of Section 243 of Act No. 19.550.  Pursuant to the Shareholders Agreement, certain decisions need to be approved by the unanimous vote of Bienville, PointArgentum and Federico N. Weil on both first and second call, see “Related Party Transactions—Shareholders Agreement.”

Our directors, statutory auditors, members of the supervisory committee, managers and employees cannot act as proxies for the shareholders.  If no quorum is obtained, a shareholders’ meeting may be held on second call, and the applicable quorum requirements will be lower, as described above.

Election of Directors

The board is made up of eight regular board members and eight alternate members.  Board members are appointed at the annual common shareholders’ meeting.  Directors are elected for a term of three years.

Pursuant to section 257 of the Argentine Corporate Law, the directors maintain their positions until the following annual common shareholders’ meeting where directors are appointed.

Argentine Corporate Law grants shareholders the right to choose cumulative voting in order to elect up to one third of the directors to fill vacancies of the board of directors.

Cumulative voting is a system designed to protect minority interests, as it allows, but does not ensure, that minority interests will be able to elect some of their candidates to the board of directors.

Shareholders that use cumulative voting will have the amount of votes resulting from multiplying the number of votes corresponding to them by the number of contemplated vacancies, (which in the case of the Company, will be eight vacancies). Such shareholders can distribute the votes between two candidates or consolidate them all to vote for one candidate.  Shareholders voting using the ordinary system will assign the total amount of their votes to each of the eight candidates.

The shareholders that decide to vote using the ordinary system will compete with the shareholders using the cumulative system over one third of the vacancies to fill (which in the case of the company, will be two vacancies). The other two thirds of the vacancies will be voted exclusively by shareholders that have chosen the ordinary system. The results are calculated per person. Under the ordinary system, the candidates that obtain a majority of the votes present will be elected.  Under the cumulative system, the candidates that obtain the highest number of votes (exceeding the votes obtained by the ordinary system) will be elected.

The larger the number of vacancies, the greater the possibility that minority groups or shareholders will obtain positions in the board of directors.

Mandatory Acquisition Public Offer

Mandatory public offer in the case of significant acquisition of our capital stock and votes.

Pursuant to the Capital Markets Act and the CNV Rules, any person who directly or indirectly intends to acquire for value, acting individually or in conjunction with others, in a single transaction or a series of transactions over a term of ninety (90) calendar days, a number of voting shares, stock warrants or stock options, convertible securities or other similar instruments issued by us, that directly or indirectly (considering for that purpose that person’s existing shareholding) may give the right to subscribe for, acquire or convert into our voting shares, irrespective of how the transaction is implemented, that carry the right, or if exercised will carry the right, to a “significant interest” in our voting capital stock and/or votes, shall previously promote, within ten days after a firm decision to acquire any such instruments is made, an OPA to acquire and/or swap securities in accordance with the procedure and scope established in Chapter II, Tittle III of the CNV Rules.  According to the CNV Rules, “significant interest” means an interest equal to or greater than fifteen percent (15%) and to fifty one percent (51%) of the voting capital stock and or the votes of the company.  When trying to achieve an interest equal to or greater than 15% voting capital stock and or the votes of the company, the offer shall be made on a number of securities that allows the purchaser to achieve, at least the fifty percent (50%) of the voting capital stock of the company.  When the person already owns a stake in voting capital stock and/or the votes of the company of at least fifteen percent (15%), but less than fifty one percent (51%), and intends to increase that equity in the target company at least six percent (6%) over a period of twelve (12) months, the offer shall be made on a number of securities representing at least ten percent (10%) of the voting capital stock of the company.  When trying to reach a stake equal to or greater to fifty-one percent (51%) of the voting capital stock and or the votes of the company, the offer shall be made on a number of shares that allows the purchaser to reach one hundred percent (100%) of the voting capital stock of the company.

For purposes of calculation of the shareholding interests, we will take into account the shares and other securities held, as well as any voting rights exercised under a usufruct, pledge or other contractual or legal rights in and to the shares.  The offer will be addressed to the holders of all voting shares, stock warrants or stock options, convertible securities and other similar instruments issued by us in the proportion that any such instruments bear to our voting capital stock.

When determining the price of a mandatory public offer, the following shall be considered:

•                  The book value of the shares.

•                  The company’s value, in accordance with discounted cash flows and/or coefficients applicable to comparable companies or enterprises.

•                  Average trading prices in the stock market where the shares were listed over the six months immediately preceding.

When the securities are acquired in breach of the obligation to make a public offer as stated herein, the CNV will declare it illegal and ineffective for administrative purposes and will carry out the auction of the shares acquired in breach, without prejudice of other applicable penalties.

Public offer in the case of voluntary withdrawal from the public offer and listing system in Argentina

The Capital Markets Act and the CNV Rules also provide that, where a company whose shares are publicly offered voluntarily agrees to withdraw from the public offer and listing system, the company must follow the procedures contemplated in CNV rules and must also launch a mandatory public offer to acquire the full amount of its shares and/or stock warrants or securities convertible into shares or stock options, in accordance with the provisions of the CNV Rules.  The public offer need not be addressed to any shareholders who voted for withdrawal at the relevant shareholders’ meeting.  The public offer may be made solely as a sale transaction, and payment thereunder must be made in cash.

The company’s own shares may be bought solely by using earned and net profits or freely-available reserves, provided that they are fully paid-up, and for amortization or disposition thereof, within the term established in Section 221 of the Companies Act, and the company must provide the CNV with proof of the company’s financial capacity to buy those shares and proof of the fact that the company’s financial soundness will not be adversely affected by payment of the shares.

The price offered in the case of voluntary withdrawal from the public offer and listing system in Argentina must be fair; the following criteria must be taken into account for that purpose:

•                  The book value of the shares, taking into account a special balance sheet for withdrawal from the public offer and/or listing system.

•                  The company’s value, in accordance with discounted cash flows and/or coefficients applicable to comparable companies or enterprises.

•                  The company’s liquidation value.

•                  Average trading prices in the stock market where the shares were listed over the six months immediately preceding the request for withdrawal, irrespective of the number of sessions required for such trading.

•                  The amount of consideration previously offered, or price of placement of the new shares, if a public offer has been made in connection with the same shares or any new shares have been issued, as the case may be, in the last year before the date when an agreement is reached to submit a request for withdrawal.

The price offered shall not be lower than the average trading price referred to above.  The criteria for calculation of the price per share in the event of withdrawal from public offer and listing in Argentina are established in the Capital Markets Act and the CNV Rules and may differ from the price that might arise from application of the Companies Act in the event of a shareholder exercising his appraisal right.

Mandatory or voluntary acquisition public offer in the event of almost total control (squeeze out)

If one person directly or indirectly owns 95% or more of the outstanding shares of a public company in Argentina, any minority shareholder may require the controlling shareholder to launch a mandatory public offer for all the outstanding shares of the company.  Additionally, a person who directly or indirectly owns 95% or more of the outstanding shares of a public company in Argentina may unilaterally make the decision to buy all of the outstanding shares of the company within six months after the date when that person obtains ownership of such 95% of the company, and withdraw us from public offer and listing of shares.  The price offered must be fair, in accordance with the criteria established in the Capital Markets Act and the CNV Rules.

Claims by Shareholders

Pursuant to the provisions of Section 46 of Law No. 26,831, companies whose shares are listed and admitted for trading on MERVAL, as our shares are, are subject to the jurisdiction of MERVAL arbitration tribunal in connection with any matters regarding the relationship between any such companies and their shareholders and investors, without prejudice to the right of shareholders and investors to file their claims with the courts of law of the City of Buenos Aires.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 15 shares (or a right to receive 15 shares) deposited with the principal Buenos Aires office of Banco Santander Rio S.A., as custodian for the depositary.  Each ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution.  If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder.  If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, also referred to as DRS, is a system administered by The Depository Trust Company, also referred to DTC, under which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.  Argentine law governs shareholder rights.  The depositary will be the holder of the shares underlying your ADSs.  As a registered holder of ADSs, you will have ADS holder rights.  A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement.  For more complete information, you should read the entire deposit agreement and the form of ADR.   Directions on how to obtain copies of those documents are provided on page 217.  See “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses.  You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.  The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States.  If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so.  It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid.  It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted.  See “Taxation.”  It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.  If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.  The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution.  The depositary will only distribute whole ADSs.  It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash.  If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.  The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution (or ADSs representing those shares).

Rights to purchase additional shares.  If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders.  If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash.  The depositary will allow rights that are not distributed or sold to lapse.  In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf.  The depositary will then deposit the shares and deliver ADSs to the persons entitled to them.  It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights.  For example, you may not be able to trade these ADSs freely in the United States.  In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.  The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical.  If it cannot make the distribution in that way, the depositary has a choice.  It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash.  Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.  However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution.  The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders.  We have no obligation to register ADSs, shares, rights or other securities under the Securities Act.  We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders.  This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office.  Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian.  Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent.  Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares.  However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to.  Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote.  For instructions to be valid, they much reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to the laws of Argentina and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the following sentence.  If we asked the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to vote or to give a proxy to a person designated by the depositary to vote, and the depositary shall endeavor, insofar as practicable and permitted under applicable Argentine law and our articles of association or similar document, to vote or to give a proxy to a person designated by the depositary to vote, that amount of deposited securities as to that resolution in the manner voted by the majority of all other shares voted at that meeting as to that resolution.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares.  In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions.  This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account.  The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account.  The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement.  The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our shares

Reclassify, split up or consolidate any of the deposited securities

Distribute securities on the shares that are not distributed to you

Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason.  If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment.  At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination.  The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs.  Four months after termination, the depositary may sell any remaining deposited securities by public or private sale.  After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs.  It will not invest the money and has no liability for interest.  The depositary’s only obligations will be to account for the money and other cash.  After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary.  It also limits our liability and the liability of the depositary.  We and the depositary:

•                  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•                  are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•                  are not liable if we or it exercises discretion permitted under the deposit agreement;

•                  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•                  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•                  are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•                  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•                  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•                  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•                  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•                  when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•                  when you owe money to pay fees, taxes and similar charges; or

•                  when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares.  This is called a pre-release of the ADSs.   The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out).  A pre-release is closed out as soon as the underlying shares are delivered to the depositary.  The depositary may receive ADSs instead of shares to close out a pre-release.  The depositary may pre-release ADSs only under the following conditions:  (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice.  In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC.  DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by statements sent by the depositary to the registered holders of uncertificated ADSs.  Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).  In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities.  The depositary will send you copies of those communications if we ask it to.  You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

DIVIDENDS AND DIVIDEND POLICY

In accordance with Argentine Corporate Law, our bylaws and CNV regulations, we may make one or more declarations of dividends with respect to any year, including anticipated dividends, out of our distributable net income (ganancias líquidas y realizadas) as reflected in our consolidated balance sheet, or consolidated special interim balance sheet in case of anticipated dividends.

Declaration and payment of dividends to all holders of our shares, to the extent that funds are legally available, is determined by all of our shareholders with voting rights at the annual common shareholders’ meeting.  At such annual common shareholders’ meeting, our common shares will be entitled to one vote each.  It is the responsibility of our board of directors to make a recommendation to our shareholders with respect to the amount of dividends to be distributed.  The board of directors’ recommendation will depend on a number of factors, including, but not limited to, our operating results, cash flow, financial condition, capital position, legal requirements, contractual and regulatory requirements, and investment and acquisition opportunities.  The board of directors will propose to the shareholders’ meeting convened to resolve on the annual dividend payment to vote in favor of the distribution of dividends according to the following general guidelines:

•                  Residential Real Estate Projects: once a residential real estate project has been completed (i.e., the project has been fully constructed, sold and delivered and all taxes related to that project have been paid), we expect the board of directors to recommend the distribution of at least 60% of the net profit attributable to such project; and

•                  Commercial Real Estate Projects: every year, we expect the board of directors to recommend the distribution of at least 70% of the net income that is attributable to the rental revenue of commercial real estate projects.

According to our bylaws, the payment of dividends must be approved by a special majority vote of the board of directors consisting of the affirmative vote of at least six directors, including at least one director appointed by each of the shareholders that have entered into the Shareholders Agreement.

We expect the board of directors to recommend reinvesting the remaining portion of the earnings when there are investment opportunities.  However, shareholders are ultimately entitled to overrule the recommendations of the board of directors through the affirmative vote of the absolute majority of the present votes at an ordinary shareholders’ meeting.

The board of directors may also decide to pay anticipated dividends.  In such instance, each individual director and member of the supervisory committee will be jointly and severally liable for the payment of such dividends if our retained earnings for the year for which such dividends were paid are insufficient to cover the payment of such dividends.

If approved, dividends are distributed on a pro rata basis according to the number of common shares held by the shareholder.  Subject to completion of the global offering, and after giving effect thereto, all shares of our capital stock will rank pari passu with respect to the payment of dividends.  Under CNV regulations, cash dividends must be paid to the shareholders within 30 days of their approval.  In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of authorization by the CNV for the public offering of such shares.  The right of shareholders to demand payment of dividends shall expire three years after the date on which we first make them available to shareholders.  Any dividends that are not claimed during this period are deemed extraordinary gains by us.

In accordance with Argentine law, our bylaws and CNV regulations, we are required to allocate to our legal reserve 5% of our yearly income, plus or minus the results of prior years, until our legal reserve equals 20% of our adjusted capital stock.  Under Argentine Corporate Law and our bylaws, our yearly net income (as adjusted to reflect changes in prior results) is allocated in the following order:

i.                        to comply with the legal reserve requirement;

ii.                     to pay the accrued fees of the members of the board of directors and supervisory committee;

iii.                  to pay dividends on preferred stock, which shall be applied first to pending and unpaid accumulated dividends; and

iv.                 the remainder of the net income for the year may be distributed as additional dividends on preferred stock, if any, or as dividends on common stock, or may be used for voluntary or contingent reserves, or as otherwise decided by our shareholders at the annual common shareholders’ meeting.

Holders of ADSs will be entitled to receive any dividends payable in respect of our underlying common shares.  We will pay cash dividends to the ADS depositary in U.S. dollars abroad, although we reserve the right to pay cash dividends in Pesos in Argentina if so required by applicable foreign exchange regulations in place at the time of payment.  The ADS deposit agreement provides that the depositary will convert cash dividends received by the ADS depositary in Pesos to U.S. dollars: if so permitted by, and subject to the limits set forth in, applicable foreign exchange regulations in place at such time and, after deduction or upon payment of fees and expenses of the ADS depositary and deduction of other amounts permitted to be deducted from such cash payments in accordance with the ADS deposit agreement (such as for unpaid taxes by the ADS holders in connection with personal asset taxes or otherwise), will make payment to holders of our ADSs in U.S. dollars.  If dividend payments cannot be made in U.S. dollars outside of Argentina, the transfer outside of Argentina of any funds collected by foreign shareholders in Pesos in Argentina may be subject to certain restrictions.  Although the transfer of funds abroad by local companies to pay annual dividends only to foreign shareholders based on approved and fully audited financial statements does not require formal approval by the Argentine Central Bank, however, the recent decrease in availability of U.S. dollars in Argentina has led the Argentine government to impose informal restrictions that may consist of de facto measures restricting local residents and companies from purchasing foreign currency through the MULC to make payments abroad, such as dividends, among others.  See “Exchange Controls” and “Risk Factors.”

We and our subsidiaries are subject to contractual, legal and regulatory requirements affecting our ability to pay dividends.

Since the date of entry into force of Law No. 26,893, dividends distributed, whether in cash, property or any other kind—except in fully paid shares, or acciones liberadas—are subject to an income tax withholding (the “Dividend Tax”) at a 10% rate on the amount of such dividends, in respect of both Argentine and non-Argentine individual resident shareholders.  However, if dividends are distributed to local companies, the Dividend Tax should not apply on such transactions.  We withhold and pay this tax on behalf of our shareholders and set off the applicable tax against any amount due to our shareholders.

We are required to pay personal assets tax corresponding to Argentine and foreign individuals and foreign entities for the holding of our shares at December 31 of each year.  We pay this tax on behalf of our shareholders, whenever applicable, and are entitled, pursuant to the Personal Assets Tax Law, to seek reimbursement of such paid tax from the applicable shareholders in various ways, including by withholding dividends.  See “Taxation—Material Argentine Tax Considerations—Personal assets tax.”

TAXATION

The following discussion contains a description of the material Argentine and United States federal income tax consequences of the acquisition, ownership and disposition of our common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our common shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules, and does not specifically address all of the Argentine and Unites States federal income tax considerations applicable to any particular holder.  This summary is based upon the tax laws of Argentina and the regulations thereunder and the tax laws of United States and the regulations thereunder as in effect on the date of this prospectus, which are subject to change, possibly with retroactive effect, and to differing interpretations.  Each prospective purchaser is urged to consult its own tax advisor about the particular Argentine and United States federal income tax consequences to it of an investment in our common shares or ADSs.  This discussion is also based upon the representations of the depositary and on the assumption that each obligation in the deposit agreement among us, BONY, as depositary and the registered holders and beneficial owners of our ADSs, and any related documents, will be performed in accordance with its terms.

Material Argentine Tax Considerations

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this prospectus, and is subject to any subsequent change in Argentine laws and regulations which may come into effect after such date.  This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities.  No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this prospectus will agree with this interpretation.  Holders should carefully read “Risk Factors—Risks Relating to the ADSs and this Offering—Changes in the Argentine tax laws may adversely affect the results of our operations and the tax treatment of our common shares and/or ADSs” and consult their tax advisors regarding the tax treatment of our common shares and ADSs.

Taxation on dividends

According to Law No. 26,893, dividends distributed, whether in cash, property or any other kind—except in fully paid shares (acciones liberadas)—are subject to an income tax withholding, or the “Dividend Tax,” at a 10% rate on the amount of such dividends, in respect of both Argentine and non-Argentine resident shareholders.  However, if dividends are distributed to Argentine companies, no Dividend Tax should apply.

Dividends paid in excess of the Taxable Accumulated Income, as defined below, during the previous fiscal period will be also subject to an additional withholding tax, or the “Equalization Tax,” at the rate of 35% applicable on such excess and in respect of both Argentine and non-Argentine resident shareholders when dividends exceed taxable profits accumulated at the end of the tax period preceding the distribution. Equalization Tax is applicable when dividends distributed are greater than the income determined according to the application of the Argentine income tax law, accumulated at the fiscal year immediately preceding the year on which the distribution is made, referred to as “Taxable Accumulated Income.”

The Dividend Tax and the Equalization Tax will be imposed as a withholding tax on the shareholder receiving the dividend.  In case both the Dividend Tax and the Equalization Tax apply, the latter should be applied first and then the 10% rate of the Dividend Tax should be applied on the remaining amount of dividends (i.e., on the existing amount of dividends after the Equalization Tax has been deducted from the gross dividend amount).

Following the amendments made by Law No. 26,893 and its implementing Decree No. 2,334/2013, the tax treatment applicable to dividends obtained by Argentine and non-Argentine beneficiaries as a result of the holding of ADSs is open to interpretation.  Therefore, holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from any profit distributions we may make not only on our common shares but also on the ADSs.

Capital gains

The results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities of Argentine companies are subject to Argentine income tax, regardless of the type of beneficiary who obtains the income.

Capital gains obtained by Argentine corporate entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares are subject to income tax at the rate of 35% on net income.

Due to the recent amendments made to the Argentine income tax law, income derived by Argentine resident individuals from the sale of shares and other securities is subject to income tax at a 15% rate on net income, unless such securities were traded in stock markets and/or have public offering authorization, in which case an exemption applies.  The implementing Decree No. 2,334/2013 introduced a provision stating that the exemption includes income derived from the sale of shares and other securities made through a stock exchange market duly authorized by the CNV.

It is not clear whether the term “includes” (as used in the implementing Decree No. 2,334/2013) means that the exemption only refers to sales of securities made through a stock exchange market duly authorized by the CNV or whether the implementing Decree No. 2,334/2013 intended to clarify that such sales were just one of the possibilities that may be covered by the exemption (in addition to publicly offered authorized securities, as provided in the Argentine Income Tax Law).  Certain qualified tax authorities have publicly opined that the exemption exclusively refers to sales of securities made through a stock exchange market duly authorized by the CNV.

Capital gains obtained by non-Argentine resident individuals or non-Argentine entities from the sale, exchange or other disposition of shares would be subject to income tax, as the abovementioned exemption for shares is not applicable to non-Argentine beneficiaries.  Therefore, the gain derived from the disposition of shares by non-Argentine residents or non-Argentine individuals is subject to Argentine income tax at a rate of 15% either (i) on the net amount resulting from deducting from the sale price of the acquisition cost and the expenses incurred in Argentina necessary for obtaining, maintaining and conserving this asset, as well as the deductions admitted by the Argentine income tax law or (ii) on the net presumed income provided by the Income Tax Law for this type of transaction (i.e.,  90%), which results in an effective rate of 13.5% of the sales price.  There is currently no regulation under Argentine law with respect to how this election is made.  When both the seller and the buyer are non-residents, the person liable to pay the tax is the buyer of the shares, quotas, equity interests and other securities transferred.  However, as of the date of this prospectus, no regulations have been issued stipulating the withholding and payment mechanism that the non-resident buyer should follow.

Following the amendments made by Law No. 26,893, and its implementing Decree No. 2,334/2013, the tax treatment applicable to income obtained by non-Argentine resident beneficiaries from the sale of ADSs is open to interpretation.  Additionally, should a sale of ADSs take place between non-Argentine parties and such sale were deemed to give rise to Argentine-source income, as of the date of this prospectus no regulations have been issued yet regarding the mechanism through which payment would be effectuated to satisfy such obligation.  Therefore, holders of our common shares or ADS are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from holding and disposing of not only our common shares but also the ADSs.

Personal assets tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities for the holding of our shares.  The applicable tax rate is 0.5% and is levied on the proportional net worth value (valor patrimonial proporcional), or the book value, of the shares arising from the last balance sheet of the Argentine entity calculated under Argentine generally accepted accounting principles.

Pursuant to the Personal Assets Tax Law, an Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Value added tax

The sale, exchange or other disposition of our common shares and ADSs, and the distribution of dividends in connection therewith, are exempted from the value added tax.

Tax on debits and credits on Argentine bank accounts

Credits to and debits from bank accounts held at Argentine financial institutions, as well as certain cash payments, are subject to this tax, which is assessed at a general rate of 0.6%.  There are also increased rates of 1.2% and reduced rates of 0.075% that may apply in certain cases.  Owners of bank accounts subject to the general 0.6% rate may consider 34% of the tax paid upon credits to such bank accounts and taxpayers subject to the 1.2% rate may consider 17% of all tax paid upon credits to such bank accounts as a credit against income tax or tax on presumed minimum income.

Tax on minimum presumed income

Entities domiciled in Argentina are subject to a tax at the rate of 1% applicable over the total value of their taxable assets, to the extent it exceeds in the aggregate an amount of Ps.200,000.  Specifically, the law establishes that banks, other financial institutions and insurance companies will consider a taxable base equal to 20% of the value of taxable assets.  This tax shall be payable only to the extent the income tax determined for any fiscal year does not equal or exceed the amount owed under the tax on minimum presumed income.  In such case, only the difference between the tax on minimum presumed income determined for such fiscal year and the income tax determined for that fiscal year shall be paid.  Any tax on minimum presumed income paid will be applied as a credit toward income tax owed in the immediately-following 10 fiscal years.  Please note that shares and other equity participations in entities subject to tax on minimum presumed income are exempt from this tax.

Turnover tax

In addition, gross turnover tax could be applicable to Argentine residents on the transfer of shares and on the payment of dividends to the extent such activity is conducted on a regular basis within an Argentine province or within the City of Buenos Aires.  However, under the Tax Code of the City of Buenos Aires, any transactions with shares, as well as the payment of dividends are exempt from gross turnover tax.

Holders of our common shares or ADSs are encouraged to consult a tax advisor as to the particular Argentine gross turnover tax consequences derived from holding and disposing of our common shares or ADS.

Stamp taxes

Stamp tax is a local tax that is levied based on the formal execution of public or private instruments.

Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes.  Each province and the City of Buenos Aires have its own stamp tax legislation.

Stamp tax rates vary according to the jurisdiction and type of agreement involved.  In certain jurisdictions, acts or instruments related to the negotiation of shares and other securities duly authorized for its public offering by the CNV are exempt from stamp tax.

Other taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our shares.  The provinces of Buenos Aires and Entre Ríos establish a tax on free transmission of assets, including inheritance, legacies, donations, etc.  Free transmission of our shares could be subject to this tax.  In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United States.

Tax amnesty and tax reform bill

On May 31, 2016, the Macri administration sent a bill to Congress that provided for a tax amnesty and tax reform. The new tax amnesty aims to pay pensioners and help fund a multi-billion dollar infrastructure program. The amnesty will allow people with undeclared dollars and overseas assets to bring them into the formal system without penalty or the need to explain the source of the funds. The bill also provides that there will be no charge on assets worth up to US$25,000, and a discounted applicable tax of 5% on property and assets worth up to US$80,000. Above that threshold, the applicable tax will be 10% until the end of 2016 and 15% until the end of March 2017, when the amnesty window is scheduled to close. The bill also includes provisions related to the following: (i) Personal Assets Tax: reduction of the tax rate from 0.5% to 0.25%, for the personal assets tax corresponding to Argentine and foreign domiciled individuals and foreign domiciled entities related to shareholding; (ii) Capital Gains: The current legislation on income tax states that in the case of resident individuals, the gain on the sale of shares is exempt from tax provided that they are listed on a market regulated by the CNV. The bill proposes to extend the exemption to gains obtained from the sale of the shares listed on foreign regulated markets. Specifically, the initiative would include the sale of American Deposits Receipts (ADRs) and shares, securities and bonds, and other securities traded on stock exchanges or markets from Argentina or abroad.  Thus, the tax treatment on income that resident individuals obtain from the sale of securities listed on any financial market would be treated equally. Dividends: abrogation of the 10% income tax withholding on dividends in respect of both Argentine and non-Argentine resident shareholders; (iii) Minimum Deemed Income Tax: Abrogation of this tax as of January 1, 2019. Currently, the bill is pending discussion in the Argentine Congress.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL ARGENTINE TAX CONSEQUENCES RELATING TO THE OWNERSHIP OR DISPOSITION OF COMMON SHARES OR ADSs.  HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS CONCERNING THE ARGENTINE TAX CONSEQUENCES ARISING IN EACH PARTICULAR CASE.

Material United States Federal Income Tax Considerations

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of the common shares and ADSs.  The discussion does not apply to certain classes of holders, such as holders who own or are deemed to own 10% or more of our voting stock, dealers in securities, traders that elect mark-to-market accounting for securities holdings, banks, financial institutions, insurance companies, tax-exempt organizations, persons holding the common shares or ADSs as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a functional currency other than the U.S. dollar, all of which may be subject to rules that differ significantly from those described below.  This discussion assumes that the common shares and ADSs are held as “capital assets” for U.S. federal income tax purposes.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations, administrative rulings and judicial authority, all as in effect as of this date.  All of these laws and authorities are subject to change, possibly on a retroactive basis.  You should consult your own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of the common shares and ADSs in light of your particular circumstances.

For purposes of this summary, you are a U.S. holder if you are a beneficial owner of common shares or ADSs and you are, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or any political subdivision of the U.S., (3) an estate which is subject to U.S. federal income tax on its worldwide income regardless of its source or (4) a trust (x) that is subject to primary supervision of a court within the U.S. and the control of one or more U.S. persons as described in section 7701(a)(30) of the Code or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.  If an entity treated as a partnership for U.S. federal income tax purposes holds the common shares or ADSs, the tax treatment of its partners will depend upon their status and the partnership’s activities.  Any such entity and its partners should consult their own tax adviser regarding the U.S. federal income tax considerations applicable to the partnership’s purchase, ownership and disposition of the common shares and ADSs.

If you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the common shares represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the common shares represented by that ADS.

The following discussion generally assumes that we are not, and will not become, a passive foreign investment company, or PFIC.  See “—Dividends” below for further discussion.

Dividends

The gross amount of distributions paid with respect to the common shares or ADSs (including the amount of any Argentine taxes withheld) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends.  The dividends will be treated as foreign-source income and will not be eligible for the dividends-received deduction generally available to U.S. corporations.  Dividends paid in Pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of a your receipt, or in the case of ADSs, the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars.  If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  If such a dividend is not converted into U.S. dollars on the date of receipt, you generally will have a basis in the non-U.S. currency equal to its U.S. dollar value on that date.  You generally will be required to recognize foreign currency gain or loss realized on a subsequent conversion or other disposition of such currency, which will be treated as U.S.-source ordinary income or loss.

Dividends received by certain non-corporate U.S. holders will generally be subject to taxation at reduced rates if the dividends are “qualified dividends.”  Subject to applicable limitations, dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC.  The ADSs will be listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  In general, a non-U.S. corporation is treated as a PFIC if either (i) at least 75% of its income consists of “passive income” or (ii) on average at least 50% of its assets by value produce passive income or are held for the production of passive income.  Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties and rents.  We believe that we currently are not, and do not expect to become, a PFIC in the foreseeable future for U.S. federal income tax purposes.  However, because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year.  If we were a PFIC for any taxable year, your tax consequences in owning and disposing of the common shares or ADSs could be materially and adversely affected.  You should consult your tax advisers concerning the potential application of the PFIC rules.

Dividends received by U.S. holders will generally constitute passive category income for U.S. foreign tax credit purposes.  Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes, any Argentine taxes withheld from cash dividends on the common shares or ADSs will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a your election, may be deducted in computing taxable income if you have elected to deduct all foreign income taxes for the taxable year).  However, amounts withheld on account of the Argentine personal assets tax (as defined in “—Material Argentine Tax Considerations”) will not be eligible for credit against your U.S. federal income tax liability.  The rules with respect to foreign tax credits are complex and you are urged to consult your tax advisers regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition

Upon a sale or other disposition of the common shares or ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the your tax basis, determined in U.S. dollars, in the common shares or ADSs.  Generally, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the common shares or ADSs were held for more than one year.  Your ability to offset capital losses against ordinary income is limited.  Long-term capital gain recognized by an individual U.S. holder may be taxable at a preferential rate.  If an Argentine tax is withheld on the sale or other disposition of the common shares or ADSs, a your amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Argentine tax.  See “—Material Argentine Tax Considerations—Capital gains” for a description of when a disposition may be subject to taxation by Argentina.  This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  You should consult their tax advisors as to whether the Argentine tax on gains may be creditable against the your U.S. federal income tax on foreign-source income from other sources.

Information Reporting and Backup Withholding

Dividends paid on and proceeds from the sale or other disposition of the common shares or ADSs that are made within the United States or through certain U.S.-related financial intermediaries generally will be subject to information reporting and backup withholding unless the you are an exempt recipient.  In addition, such dividends and proceeds may be subject to backup withholding unless you (i) are an exempt recipient or (ii) timely provide a correct taxpayer identification number and make any other required certification, or otherwise establish eligibility for an exemption from backup withholding.  Backup withholding is not an additional tax and any amounts withheld may be credited against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.

FATCA

Legislation commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, imposes withholding at a 30% rate on payments of U.S.-source dividends and gross proceeds from the disposition, after December 31, 2018, of any asset that produces U.S.-source dividends to (i) a foreign financial institution, unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meet certain other specified requirements or (ii) a non-financial foreign entity that is treated as the beneficial owner of the payment unless such entity certifies that an exception applies or that it does not have any substantial U.S. owners (generally owners of more than 10%of the interests in the entity) or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements.

UNDERWRITING

Under the terms and subject to the conditions contained in an international underwriting agreement dated                 , 2016, we have agreed to sell to the international underwriters named below, for whom J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Santander Investment Securities Inc. and UBS Securities LLC are acting as representatives, the respective numbers of ADSs representing common shares described below.  The offering of common shares in the Argentine offering shall be carried out by the Argentine placement agent according to an Argentine placement agency agreement among us and the Argentine placement agent.

International Underwriter	Number of ADSs
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC.
Santander Investment Securities Inc.
UBS Securities LLC
Total

Subject to the conditions contained in the international underwriting agreement, the international underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the option to purchase additional shares described below.  The international underwriting agreement also provides that if an international underwriter defaults, the purchase commitments of non-defaulting international underwriters may be increased or the offering may be terminated.

We have entered into an Argentine placement agency agreement with Raymond James Argentina S.A., the Argentine placement agent, providing for the concurrent offering of                 common shares in Argentina.  Pursuant to the terms of such placement agency agreement, the Argentine placement agent shall carry out its best efforts to offer the common shares in Argentina, but has not undertaken any underwriting commitments in connection with the Argentine offering.  The international and Argentine offerings are conditioned on the closing of each other.

All sales of the ADSs in the United States will be made by the international underwriters, either directly or through their U.S. broker dealer affiliates or such other registered dealers as may be designated by the international underwriters.

Under Argentine law, all of our existing shareholders have a preferential right, including preemptive rights and accretion rights, to subscribe to our capital increase resulting from the global offering.  Accordingly, we will grant our existing shareholders the opportunity to subscribe for           common shares at the public offering price per common share of the international and Argentine offerings.  The subscription period will begin on or about           and expire on or about                   , 2016.  In order to facilitate the global offering, certain shareholders have assigned their preferential rights to subscribe for           common shares with respect to the capital increase to the international underwriters, who can then exercise the underlying right to purchase the shares underlying the ADSs to be sold in the international offering.  Subject to closing conditions set forth in the international underwriting agreement, the international underwriters will exercise such rights in order to acquire the common shares to be offered in the international offering (in the form of ADSs).

We have granted to the international underwriters a 30-day option following the date of this prospectus to purchase on a pro rata basis in the aggregate up to    additional ADSs at the initial public offering price paid by investors less applicable underwriting discounts and commissions.  The option may be exercised only to cover any over-allotments of ADSs.

The international underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$      per share.  The international underwriters and selling group members may allow a discount of US$      per share on sales to other broker/dealers.  After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per ADS		Total
	Without Option Shares	With Option Shares	Without Option Shares	With Option Shares
Underwriting Discounts and Commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$    .  We have agreed to reimburse the international underwriters up to US$    for certain expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, and for certain other expenses.

The representatives have informed us that the international underwriters do not expect sales to accounts over which the international underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not (i) offer, sell, issue, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of our common stock or the ADSs, either in the form of shares or in the form of or any securities convertible into or exchangeable or exercisable for any shares of our common stock or the ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any transaction that would have the same effect, or enter into any swap, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or the ADSs or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or the ADSs or such other securities, in cash or otherwsie, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except (i) sales in the international offering and Argentine offering described herein, (ii) issuances pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, (iii) grants of employee stock options pursuant to the terms of a plan in effect on the date hereof and (iv) issuances pursuant to the exercise of such options or pursuant to our dividend reinvestment plan.  J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Santander Investment Securities Inc. and UBS Securities LLC in their sole discretion, may release the shares of common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

Our officers, directors and existing shareholders have agreed that they will not (i) offer, sell, contract to sell,  sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, pledge or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or the ADSs, or any securities convertible into or exchangeable or exercisable for any shares of our common stock or the ADSs, (ii) enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or the ADSs or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or the ADSs, or such other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or ADSs or any security convertible into or exercisable or exchangeable for our common stock or ADSs, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except for (i) sales in the international offering and the Argentine offering described herein, (ii) dispositions of shares acquired in the open market provided no public announcement or public disclosure of such disposition is made or required to be made and (iii) transfers to a family member or a trust provided the transferee agrees to be bound in writing by the terms of the “lock-up” agreement and no public announcement or public disclosure of such transfer is made or required to be made.  J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Santander Investment Securities Inc. and UBS Securities LLC, in their sole discretion, may release the shares of common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

We have agreed to indemnify the international underwriters against liabilities under the Securities Act, or contribute to payments that the international underwriters may be required to make in that respect.

We have applied to list the ADSs on the New York Stock Exchange under the symbol            .

In connection with the listing of the ADSs on the New York Stock Exchange, the international underwriters will undertake to sell round lots of 100 ADSs or more to a minimum of              beneficial owners.

In connection with the international offering, the international underwriters may engage in stabilizing transactions, option share transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act, or Regulation M.

Stabilizing transactions permit bids to purchase ADSs, so long as the stabilizing bids do not exceed a specified maximum.  Over-allotment involves sales by the international underwriters of ADSs, in excess of the number of ADSs the international underwriters are obligated to purchase, which creates a syndicate short position.  The short position may be either a covered short position or a naked short position.  In a covered short position, the number of shares over-allotted by the international underwriters is not greater than the number of shares that they may purchase pursuant to the option to purchase additional shares.  In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares.  The international underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market.  Syndicate covering transactions involve purchases of the ADSs, in the open market after the distribution has been completed in order to cover syndicate short positions.  In determining the source of shares to close out the short position, the international underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional shares.  If the international underwriters sell more ADSs than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying ADSs in the open market.  A naked short position is more likely to be created if the international underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

In connection with the Argentine offering, the Argentine placement agent may engage in stabilizing transactions, in accordance with the CNV Regulations and other applicable regulations, including, to the extent applicable, Regulation M.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares and the ADSs, or preventing or slowing a decline in the market price of each.  As a result, the price of common shares and the ADSs, may be higher than the price that might otherwise exist in the open market.  These transactions may be effected on the New York Stock Exchange or the Buenos Aires Stock Exchange and, if commenced, may be discontinued at any time.

The international underwriters and their affiliates may enter into derivative transactions with clients, at their request, in connection with our common shares or the ADSs.  The international underwriters and their affiliates may also purchase some of our common shares or the ADSs to hedge their risk exposure in connection with such transactions.  These transactions may have an effect on demand, price or other terms of the offering.

The Argentine placement agent, the international underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Certain of the international underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

The Argentine placement agent, the international underwriters and their respective affiliates have provided, currently provide or may provide in the future various investment banking, commercial banking, financial advisory or similar services to us on a regular basis, and maintain normal business relationships with us in their capacity as credit institutions or as lenders under credit facilities, for which they have received and may continue to receive customary fees and commissions.  All investment, consulting and financial transactions with the Argentine placement agent, the international underwriters agents and their respective affiliates are conducted on an arm’s length basis. Banco Santander Río S.A., an affiliate of Santander Investment Securities Inc., is a lender under our syndicated loan of Ps.260 million entered into on June 3, 2016.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the international underwriters, or selling group members, if any, participating in this offering and one or more of the international underwriters participating in this offering may distribute prospectuses electronically.  The information on any such website is not a part of this prospectus.  The representatives may agree to allocate a number of ADSs to international underwriters and selling group members for sale to their online brokerage account holders.  Internet distributions will be allocated by the international underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Addresses of International Underwriters

The addresses of the international underwriters are as follows:

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

USA

Morgan Stanley & Co. LLC
1585 Broadway
New York, NY 10036
USA

Santander Investment Securities Inc.

45 East 53rd Street

New York, NY 10012

USA

UBS Securities LLC
1285 Avenue of The Americas
New York, NY 10019
USA

Selling Restrictions

Argentina

The Argentine public offering of the common shares has been authorized by the CNV pursuant to Resolution No.  , dated    , 2016.

The common shares may be offered directly to the public in Argentina only through the Argentine placement agent, which is authorized under the laws and regulations of Argentina to offer or sell securities to the public in Argentina.  The offering of the common shares in Argentina will be made by a substantially similar prospectus in Spanish and in accordance with CNV regulations.

We, our directors, the relevant shareholders (severally with respect to shares owned by each of them) and the members of senior management listed in “Management and Corporate Governance” have agreed with the international underwriters, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of or hedge our shares of capital stock or ADSs or securities convertible into or exercisable or exchangeable for shares of capital stock or ADSs during the 180-day period following the date of this prospectus without the prior written consent of the international underwriters.  See “Underwriting.”

Brazil

The offer and sale of our common shares will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended.  The offer and sale of our common shares has not been and will not be registered with the CVM.  Any representation to the contrary is untruthful and unlawful.  Any public offering or distribution, as defined under Brazilian laws and regulations, in Brazil is not legal without such prior registration.  Documents relating to the offering of our common shares, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of common stock is not a public offering of securities in Brazil, nor may they be used in connection with any offer for sale of our common stock to the public in Brazil.

Any offer of our common stock is addressed to the addressee personally, upon such addressee’s request and for its sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without the underwriters’ prior, express and written consent.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the international underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Chile

The common shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile).  This prospectus and other offering materials relating to the offer of the common shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the common shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of the common shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

i.                        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

ii.                     to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the international underwriters for any such offer; or

iii.                  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall result in a requirement for the publication by us or any international underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common shares to be offered so as to enable an investor to decide to purchase any common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers.  The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.  Neither this prospectus nor any other offering material relating to the shares has been or will be:

i.                        released, issued, distributed or caused to be released, issued or distributed to the public in France; or

ii.                     used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

i.                        to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

ii.                     to investment services providers authorized to engage in portfolio management on behalf of third parties; or

iii.                  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz).  Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common shares in Germany.  Consequently, our common shares may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common shares to the public in Germany or any other means of public marketing.  Our common shares are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act.  This document is strictly for use of the person who has received it.  It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common shares in any circumstances in which such offer or solicitation is unlawful.

Hong Kong

The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.  571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.  32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance.

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong.  You are advised to exercise caution in relation to the offer.  If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Italy

The offering of the common shares has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB), in accordance with Italian securities legislation.  Accordingly, the common shares may not be offered or sold, and copies of this offering document or any other document relating to the shares may not be distributed in Italy except to Qualified Investors, as defined in Article 34-ter, subsection 1, paragraph b) of CONSOB Regulation no. 11971 of May 14, 1999, as amended (the Issuers’ Regulation), or in any other circumstance where an express exemption to comply with public offering restrictions provided by Legislative Decree No. 58 of February 24, 1998 (the Consolidated Financial Act) or Issuers’ Regulation applies, including those provided for under Article 100 of the Finance Law and Article 34-ter of the Issuers’ Regulation, and provided, however, that any such offer or sale of the shares or distribution of copies of this offering document or any other document relating to the common shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations; (ii) be conducted in accordance with any relevant limitations or procedural requirements that CONSOB may impose upon the offer or sale of the shares; and (iii) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of Legislative Decree No. 385 of September 1, 1993, to the extent duly authorized to engage in the placement and underwriting of financial instruments in Italy in accordance with the Consolidated Financial Act and the relevant implementing regulations; or (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Act, in each case acting in compliance with all applicable laws and regulations.

Kuwait

FOR RESIDENTS OF Kuwait ONLY:

Unless all necessary approvals from the Kuwait Capital Markets Authority, or CMA, pursuant to Law No. 7/2010, its Executive Regulations and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of, and sale of, the common shares, these may not be offered for sale, nor sold in the State of Kuwait.  Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

With regard to the contents of this document we recommend that you consult a party licensed by the CMA to conduct securities activities in Kuwait and specialized in giving advice about the purchase of common shares and other securities before making the subscription decision.

Mexico

The common shares have not been registered with the National Securities’ Registry (Registro Nacional de Valores) maintained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV), and may not be offered or sold publicly in Mexico.

This document is not intended to be publicly distributed to an undetermined person through mass media, nor to serve as an application for the registration of the securities in Mexico, nor as a prospectus for their public offering in said jurisdiction.

This document is addressed to you under a private offering exception contained in article 8 of the Securities Market Law (Ley del Mercado de Valores or LMV), for which you must comply with any of the following requirements:

i.                        you are either an institutional or qualified investor for purposes of Mexican law;

ii.                     you are a member of a group of less than 100 individually identified people to whom the common shares are being offered directly and personally; or

iii.                  you are an employee of the issuer and a beneficiary of an employees’ benefit plan of said issuer.

The LMV and CNBV regulations (along with other laws applicable in Mexico) define institutional investors as Mexican and foreign banks, broker dealers, insurance and bond companies, bonded warehouses, financial leasing companies, factoring companies and investment funds, private pension and annuities funds and foreign pension and investment funds.  Such regulations also define qualified investors as individuals and corporations which maintain during the previous year investments in securities for an amount equal or similar to 1.5 million Mexican Unidades de Inversión or “UDIS” (approximately US$330,000) or that have obtained during the previous two years a gross income of at least 500,000 UDIS (approximately US$110,000) per year.

Netherlands

The common shares may not, directly or indirectly, be offered or acquired in the Netherlands and this prospectus may not be circulated in the Netherlands, as part of an initial distribution or any time thereafter, other than to individuals or (legal) entities who or which qualify as qualified investors within the meaning of Article 1:1 of the Financial Supervision Act (Wet op het financieel toezicht) as amended from time to time.

Qatar

The common shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering.  This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed.  This prospectus is intended for the original recipient only and must not be provided to any other person.  It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document.  Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities.  If you do not understand the contents of this document you should consult an authorized financial adviser.

Singapore

The offer or invitation which is the subject of this document is only allowed to be made to the persons set out herein.  Moreover, this document is not a prospectus as defined in the Securities and Futures Act (Chapter 289) of Singapore (SFA) and accordingly, statutory liability under the SFA in relation to the content of the document will not apply.

As this document has not been and will not be lodged with or registered as a document by the Monetary Authority of Singapore, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person who is:

(a)                                 a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)                                 a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

•                  To an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

•                  Where no consideration is given for the transfer; or

•                  By operation of law.

By accepting this document, the recipient hereof represents and warrants that he is entitled to receive such report in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein.  Any failure to comply with these limitations may constitute a violation of law.

Spain

This offer of common shares of TGLT has not been and will not be registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores or CNMV) and, therefore, no common shares of TGLT may be offered, sold or distributed in any manner, nor may any resale of the common shares be carried out in Spain except in circumstances which do not constitute a public offer of securities in Spain or are exempted from the obligation to publish a prospectus, as set forth in Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores) and Royal Decree 1310/2005, of 4 November, and other applicable regulations, as amended from time to time, or otherwise without complying with all legal and regulatory requirements in relation thereto. Neither the prospectus nor any offering or advertising materials relating to the common shares of TGLT have been or will be registered with the CNMV and therefore they are not intended for the public offer of the common shares of TGLT in Spain.

Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland.  This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.  Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or the common shares have been or will be filed with or approved by any Swiss regulatory authority.  In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the common shares.

United Kingdom

Each international underwriter has represented and agreed that:

•                  It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21(1) of the FSMA does not apply to TGLT; and

•                  It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

GLOBAL OFFERING EXPENSES

We estimate that our expenses in connection with the global offering, other than underwriting discounts and commissions, will be as follows:

Amount To Be paid
Commission registration fee	US$
NYSE listing fee	US$
FINRA filing fee	US$
Mercado de Valores de Buenos Aires listing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous	US$
Total	US$

All amounts in the table are estimated except the Commission registration fee, the NYSE listing fee, the FINRA filing fee and the Mercado de Valores de Buenos Aires fees.  The expenses will be borne by us.  The depositary has agreed to pay some of these expenses on our behalf, subject to the closing of the global offering.

VALIDITY OF THE SECURITIES

The validity of the ADSs and certain matters of U.S. law will be passed upon for us by Holland & Knight LLP, New York, New York 10019.  The validity of the common shares and other matters governed by Argentine law will be passed upon for us by Nicholson & Cano, Buenos Aires, Argentina.  The international underwriters have been represented by Davis Polk & Wardwell LLP, New York, New York and Errecondo, Gonzalez & Funes, Buenos Aires, Argentina.

EXPERTS

The audited consolidated financial statements of TGLT included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Adler, Hasenclever & Asociados S.R.L., independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

We are incorporated under the laws of Argentina.  Substantially all of our assets and the assets of our subsidiaries are located outside the United States.  All of our directors and all our officers and certain advisors named herein reside in Argentina or elsewhere outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons.

Enforcement of foreign judgments would be recognized and enforced by the courts in Argentina provided that the requirements of Articles 517 through 519 of the National Civil and Commercial Procedure Code (if enforcement is sought before federal courts) are met, such as (i) the judgment, which must be final in the jurisdiction where rendered, was issued by a court competent in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property if such was transferred to Argentine territory during or after the prosecution of the foreign action; (ii) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against the foreign action; (iii) the judgment must be valid in the jurisdiction where rendered and its authenticity must be established in accordance with the requirements of Argentine law; (iv) the judgment does not violate the principles of public policy of Argentine law; and (v) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

We have been advised by our Argentine counsel Nicholson & Cano, that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described above, enforced in Argentina.  A judgment against us obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement (including amendments and exhibits to the registration statement) with the Commission on Form F-1 under the Securities Act.  This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement as well as the exhibits and schedules to the registration statement.  For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.  If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act.  Accordingly, we will be required to file reports and other information with the Commission, including annual reports on Form 20-F and reports on Form 6-K.  You may inspect and copy reports and other information to be filed with the Commission at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C.  20549.  The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.  In

addition, the Commission maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act.  However, we intend to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each year.  We plan to file quarterly financial statements with the Commission within two months of the end of each of the first three quarters of our fiscal year, and we will file annual reports on Form 20-F within the time period required by the Commission, which will be four months from December 31, the end of our fiscal year.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders, distributions to shareholders, offering of rights and a copy of any other report or communication that we make generally available to our shareholders.  The depositary will make the notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office.  The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and we will furnish sufficient copies of materials for that purpose.

We also file financial statements and other periodic reports with the CNV and the MERVAL in Argentina.

TGLT S.A.

Place of Business: Av. Scalabrini Ortiz 3333 — 1st Floor

City of Buenos Aires, Argentine Republic

FISCAL YEAR NO. 12 STARTED ON JANUARY 1, 2016.
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2016
TGLT GROUP, PRESENTED COMPARATIVELY
(figures expressed in Argentine pesos)

Nature of business: Management of real estate projects and undertakings, urban development; planning, evaluation, scheduling, formulation, development, implementation, administration, coordination, supervision, handling, organization, direction and performance in the management of real estate businesses; exploitation of trademarks, patents, methods, formulas, licenses, technologies, know-how, models and designs; every form of commercialization; study, planning, projection, advisory and/or execution of all types of public and/or private, national and/or provincial works, in rural real estate, urban dwellings, offices, premises, neighborhoods, towns and cities, roads, engineering and/or architectural works in general, managing, plan and project drawing, participate in biddings of public or private works, and taking over works already started; import and export of building machinery, tools and materials; acting as a non-financial guarantor (trustee).

Date of registration with Inspección General de Justicia (registry of business entities for the City of Buenos Aires):

• Bylaws: June 13, 2005

• Last amendment: September 30, 2014

Registration ID with Inspección General de Justicia: 1.754.929

Bylaws maturity date:  June 12, 2104

C.U.I.T. (taxpayer identification number): 30-70928253-7

Information about controlled companies: See Note 4.2 to the consolidated financial statements.

Information about controlling parties: See Note 20 to the consolidated financial statements.

Share capital

(figures in Argentine Pesos)

Shares	Issued, subscribed and paid-in share capital

Ordinary, book-entry shares, carrying one vote each with a par value of (P.V.) $ 1	70,349,485

70,349,485

TGLT S.A.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(figures expressed in Argentine pesos -$)

	Notes	Mar 31, 2016	Dec 31, 2015
ASSETS
Current assets
Cash and cash equivalents	5	252,606,261	95,073,323
Financial instruments	35	2,107,071	—
Accounts receivable	6	28,374,489	31,119,108
Other receivables	7	283,649,668	265,525,202
Receivables from related parties	29	7,461,769	7,952,268
Inventory	8	3,296,094,581	3,116,583,692
Total current assets		3,870,293,839	3,516,253,593
Non-current assets
Other receivables	7	640,525	829,405
Investment property under construction	39	34,405,951	34,326,685
Property, plant and equipment	9	10,390,115	9,849,355
Intangible assets	10	1,197,224	1,245,509
Tax assets	11	381,532,282	344,494,133
Goodwill	12	111,445,604	111,445,604
Total non-current assets		539,611,701	502,190,691
Total assets		4,409,905,540	4,018,444,284

LIABILITIES
Current Liabilities
Accounts payable	13	446,005,329	415,701,182
Short-term financial debt	14	332,226,847	392,037,742
Salaries and social security	15	18,989,266	19,789,322
Current tax liabilities	16	2,785,074	7,412,394
Other tax burden	17	47,642,565	38,980,268
Outstanding sums due to related parties	29	334,377,697	333,973,297
Advanced payments of clients	18	2,529,959,589	2,199,841,286
Other accounts payables	19	21,287,883	12,428,160
Total current Liabilities		3,733,274,250	3,420,163,651
Non-current liabilities
Accounts payable	13	9,512,351	8,780,560
Long-term financial debt	14	153,046,003	58,717,680
Non-current tax liabilities	16	4,041,590	—
Other tax burden	17	2,740,675	3,120,044
Other accounts payable	19	35,280,000	46,944,000
Deferred tax liabilities	28	290,064,881	265,599,814
Total non-current liabilities		494,685,500	383,162,098
Total liabilities		4,227,959,750	3,803,325,749

EQUITY
Equity atributable to owners of the parent		139,357,797	172,124,894
Equity allocated to the non-controlling interest		42,587,993	42,993,641
Total equity		181,945,790	215,118,535
Total liabilities and equity		4,409,905,540	4,018,444,284

Notes 1 to 44 are an integral part of these financial statements.

TGLT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(figures expressed in Argentine pesos - $)

	Notes	Mar 31, 2016	Mar 31, 2015
Revenue from ordinary activities	22	183,502,154	143,612,190
Cost of ordinary activities	23	(148,639,269)	(107,881,226)
Gross profit		34,862,885	35,730,964

Sales expenses	24	(17,950,823)	(10,414,899)
Administrative expenses	25	(29,602,468)	(19,491,072)
Operating (loss) / profit		(12,690,406)	5,824,993

Other expenses	10	(121,643)	(74,534)
Financial results
Exchange difference	26	(4,934,603)	(11,186,743)
Financial income	26	3,775,466	12,752,227
Financial costs	26	(28,775,490)	(12,056,514)
Other income and expenses, net	27	12,275,461	5,764
Loss before tax		(30,471,215)	(4,734,807)

Income tax benefit / (expense)	28	6,054,741	(85,350)
Loss for the period		(24,416,474)	(4,820,157)

Other comprehensive income that will be reclassified as gain or loss
Difference for the conversion of a net investment abroad		(8,756,271)	(606,380)
Total of other comprehensive loss		(8,756,271)	(606,380)
Total comprehensive loss for the period		(33,172,745)	(5,426,537)

Loss for the period attributable to:
Equity holders of the parent		(24,010,826)	(5,192,656)
Non-controlling interest		(405,648)	372,499
Total loss for the period		(24,416,474)	(4,820,157)

Attributable to Equity holders of the parent
Base	37	(0.34)	(0.07)
Diluted	37	(0.34)	(0.07)

Total comprehensive loss for the period attributable to:
Equity holders of the parent		(32,767,097)	(5,799,036)
Non-controlling interest		(405,648)	372,499
Total loss for the period		(33,172,745)	(5,426,537)

Notes 1 to 44 are an integral part of these financial statements.

TGLT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE - MONTH PERIOD ENDED MARCH 31, 2016

(figures expressed in Argentine pesos - $)

	Shareholders´ contribution				Reserves		Results	Shareholders’ equity allocated to:
Concept	Share capital	Premiums of issuance (a)	Capital Contribution	Total	Foreign currency translation reserve	Legal reserve	Retained earnings (a)	Equity holders of the parent	Non-controlling interest	Total

Balances as of January 1, 2016	70,349,485	378,208,774	2,571,110	451,129,369	(21,574,400)	4,000	(257,434,075)	172,124,894	42,993,641	215,118,535

Loss for the period	—	—	—	—	—	—	(24,010,826)	(24,010,826)	(405,648)	(24,416,474)

Other comprehensive loss, net of tax	—	—	—	—	(8,756,271)	—	—	(8,756,271)	—	(8,756,271)

Total comprehensive loss for the period	—	—	—	—	(8,756,271)	—	(24,010,826)	(32,767,097)	(405,648)	(33,172,745)

Balances as of March 31, 2016	70,349,485	378,208,774	2,571,110	451,129,369	(30,330,671)	4,000	(281,444,901)	139,357,797	42,587,993	181,945,790

(a)         See Note 43 Subsequent events after March 31, 2016

Notes 1 to 44 are an integral part of these financial statements.

TGLT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE THREE - MONTH PERIOD ENDED MARCH 31, 2015

(figures expressed in Argentine pesos - $)

	Shareholders´ Contribution				Reserves			Results	Shareholders’ equity allocated to:
Concept	Share capital	Premiums of issuance	Contribution of capital	Total	Transactions between shareholders	Foreign currency translation reserve	Legal Reserve	Retained earnings	Equity holders of the parent	Non-controlling interest	Totals

Balances as of January 1, 2015	70,349,485	378,208,774	8,057,333	456,615,592	(5,486,223)	(750,855)	4,000	(212,357,246)	238,025,268	45,534,614	283,559,882

(Loss) / Profit for the period	—	—	—	—	—	—	—	(5,192,656)	(5,192,656)	372,499	(4,820,157)

Other comprehensive loss, net of tax	—	—	—	—	—	(606,380)	—	—	(606,380)	—	(606,380)

Total comprehensive (Loss) / Income for the period	—	—	—	—	—	(606,380)	—	(5,192,656)	(5,799,036)	372,499	(5,426,537)

Balances as of March 31, 2015	70,349,485	378,208,774	8,057,333	456,615,592	(5,486,223)	(1,357,235)	4,000	(217,549,902)	232,226,232	45,907,113	278,133,345

Notes 1 to 44 e are part of these financial statements.

TGLT S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE — MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(figures expressed in Argentine pesos - $)

	31 Mar, 2016	31 Mar, 2015
Operating activities
Loss for the period	(24,416,474)	(4,820,157)

Adjustments to obtain the cash flow provided by operating activities
Defered income tax expense (benefit)	(6,054,741)	85,350
Depreciation of property, plant and equipment	681,803	534,375
Amortization of intangible assets	121,643	74,534
Effect of financial statements conversion	(8,996,529)	(650,460)

Changes in operating assets and liabilities
Accounts receivable	2,744,619	(13,038,798)
Other receivables	(17,935,586)	9,181,216
Receivables from related parties	490,499	(334,808)
Inventory	(179,510,889)	(44,709,804)
Tax assets and deferred tax liabilities	(3,549,172)	(124,174)
Accounts payable	31,035,938	(11,407,099)
Accrued salaries and social security	(800,056)	161,259
Other tax burdens	8,282,928	3,216,980
Outstanding sums with related parties	404,400	468,702
Advanced payments of clients	330,118,303	82,531,280
Other payable	(2,804,277)	(3,098,149)
Tax on Minimum Presumed Income	(3,554,899)	(3,266,725)
Net cash flows provided by operating activities	126,257,510	14,803,522

Investment activities
Investments not considered as cash	(347,728)	(55,251)
Payments for the purchase of investment property under construction	(79,266)	—
Payments for the purchase of property, plant and equipment	(1,020,262)	(285,023)
Payments for the purchase of intangible assets	(35,401)	(18,888)
Net cash flows used in investing activities	(1,482,657)	(359,162)

Financing activities
Financial debt (Note 14)	34,517,428	(12,897,701)
Financial instruments	(2,107,071)	10,045,585
Net cash flows provided by (used by) financing activities	32,410,357	(2,852,116)

Net increase (decrease) in cash and cash equivalents	157,185,210	11,592,244
Cash and cash equivalents at the beginning of the commercial year	92,488,940	54,706,958
Cash and cash equivalents, at period end (See Note 5)	249,674,150	66,299,202

Notes 1 to 44 are an integral part of these financial statements.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 1. Information about the Company

1.1. Introduction

TGLT S.A. (hereinafter “the Company”, “TGLT” or “the Corporation”) is a corporation incorporated in Argentina, dedicated to the development of residential real estate. TGLT operates in the main urban centers of Argentina and Uruguay.  TGLT was founded in 2005 by Federico Weil, and in 2007 entered into a strategic alliance with PDG Realty S.A. Empreendimentos e Participações (hereinafter “PDG”), one of the main real estate developers in Latin America. In April 2015, PDG sold its shares of TGLT to Bienville Argentina Opportunities Master Fund and PointArgentum Master Fund LP (See Note 20). TGLT initially focused on projects for high income segments of society, and is now gradually extending its offering of products to medium income segments and commercial offices.

TGLT is a developer in the Argentine residential market with a presence in Uruguay. It is currently developing ten projects in high in-demand urban areas in Argentina and Uruguay, each of which are in different phases of the development process, from product design and permissioning to pre-construction and construction.

In November 2010, the Company conducted an Initial Public Offering (“IPO”) of its shares in Argentina and abroad. Currently, the shares of the Company are listed on the Buenos Aires Stock Exchange and in BM&FBOVESPA of Brazil, by means of Brazilian Depositary Receipts or BDRs. The American Depositary Receipts (ADRs) Level I program, which represents the shares of the Company, are traded on the Over the Counter market, or Pink Sheets. As of March 31, 2016, the Company’s ordinary shares can be converted into BDRs or ADRs at a ratio 5:1.

1.2. Business Model

TGLT is focused on the development of residential real estate in Argentina and Uruguay. TGLT’s business model is based on its ability to identify the best plots of land and to build high-quality residential projects.  With the support of a team of professionals, the standardization of processes, and the support of management, TGLT believes it has the tools that allow it to continuously launch new projects and to operate a large number of projects simultaneously.

TGLT participates exclusively or substantially in each of the projects it develops, and it is committed to each project aligning with the interests of its shareholders.

The TGLT management team controls and is part of every function performed in connection with real estate development, from the search and acquisition of land, product design, marketing, sales, construction management, purchase of supplies, post-sale services and financial planning, with the advice of businesses specialized in each development stage.  Although the control of these functions and related decisions are made by TGLT, the performance of some tasks, such as architecture and construction, are delegated to specialized companies, which are supervised by TGLT.

The TGLT business model assumes a quick project launch.  Once the Company acquires a plot of land, it plans to launch the project or the stages of the project within three to six months.

1.3. Company structure

The structure of TGLT and its subsidiaries (hereinafter “the Group”) is shown in the following chart:

The Group carries out the development of its real estate projects by TGLT S.A. or its subsidiaries. TGLT Uruguay S.A. (previously Birzey International S.A.) is an investment company in Uruguay, which is a holding company for our projects in Uruguay.  FDB S.A. is a company domiciled in Montevideo, Uruguay.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 1. Information about the Company (continued)

1.3. Company structure (continued)

According to assessments made by management, in light of IFRS 10 and 11, the participation of Marina Río Luján S.A. does not meet the definition of joint agreement, as the joint governance agreement with Marcelo Gómez Prieto regarding Marina Río Luján S.A.’s relevant activities represents a protective agreement rather than a substantive one. Following IFRS 10 and 11, the Company has excluded the consideration of the aforementioned agreement in testing the control of Marina Río Luján S.A., but instead has based its analysis on: (a) the power implied in the ownership of its stake in Marina Río Luján SA (which confers substantive rights); (b) the Company’s exposure to variable returns from its involvement in Marina Rio Luján S.A.’s activities; and (c) the ability to use the power that gives the Company the capacity to direct the relevant activities of Marina Río Luján S.A. to affect the Company’s performance. Based on this analysis, the Company presents Marina Río Luján S.A. as a subsidiary, consolidating it following the procedures described in IFRS 10.

Note 2. Statement of compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Note 3. Criteria for Presenting the Consolidated Financial Statements

3.1. Criteria for the presentation

The Consolidated Balance Sheets as of March 31, 2016 and December 31, 2015, and related Consolidated Statements of Loss and Other Comprehensive loss, Changes in Equity, and Cash Flow as of and for the periods ended March 31, 2016 and 2015 have been presented pursuant to the provisions of IFRS as issued by the IASB.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with Technical Resolution (RT) 26, amended by RT 29, of the Argentine Federation of Professional Accounting Councils (FACPCE), as adopted by the City of Buenos Aires Accounting Council (CPCECABA), and as required by the Comisión Nacional de Valores (CNV) Argentine Securities Exchange Commission, in Argentina for most of public companies.

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”. In compliance with the provisions of IAS 29, the management of the Company periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Company operates. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a hyperinflationary economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

As inflation in Argentina has risen in the past years, management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative characteristics provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph.

On the basis of the analysis made by management and other evidence available at the date of issuance of these consolidated financial statements, management concluded that Argentina does not qualify as a “hyperinflationary” country in terms of IAS 29.

Management of the Company believes that the periodic assessment of the macroeconomic environment in Argentina and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, because of the significant impact that such restatement might have on their financial position and results of operations, including TGLT.

Management of the Company will continue monitoring the evolution of inflation in Argentina in order to comply with the requirements of IAS 29.

These consolidated financial statements correspond to the three month period that began on January 1, 2016 and ended on March 31, 2016. According to IFRS and as required by the U.S. Securities and Exchange Commission, the Company presents consolidated balance sheet information in comparison with the fiscal year ended December 31, 2015, and presents the Consolidated Statement of Loss and Other Comprehensive Loss, the Consolidated Statement of Changes in Equity and the Consolidated Cash Flows Statement in comparison with the same period of the previous year.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 4. Summary of the Main Accounting Policies Applied

4.1. Applicable accounting standards

These consolidated financial statements have been prepared using specific measurements required by IFRS for each type of asset, liability, revenue, and expenses. The consolidated reports attached are presented in pesos ($), the legal tender of Argentina, prepared on the basis of TGLT S.A.’s accounting entries and its controlled subsidiaries. Preparation of this financial report, for which the Company’s Board of Directors is responsible, requires the Board to perform certain accounting estimates and use its judgement when applying certain accounting standards.

4.2. Consolidation Criteria

TGLT’s consolidated financial statements include financial information from the Company and its controlled subsidiaries.

The financial statements of the controlled subsidiaries used to prepare the consolidated financial statements were prepared according to other Argentine accounting standards. Based on the foregoing paragraph, and for the purposes of applying accounting regulations standardized with TGLT S.A., the standards used by the exclusive or joint controlled subsidiaries and those resulting from the application of Technical Resolution No. 26 (application of the IFRS) were reconciled for the following items:  a) total shareholder’s equity and b) net Profit / (Loss) for the year (according to the standard applied) and net Profit / (Loss) for the year (according to IFRS), and that amount to the total comprehensive Profit / (Loss) for the year.

In the case of TGLT Uruguay S.A. and its subsidiary FDB S.A., the assets and liabilities were converted to Argentine pesos at the exchange rates in effect as of the date of those financial statements.  The income accounts were converted to Argentine pesos at the exchange rates in effect as of the date of those transactions.

In all cases, the credit and debt and transactions among entities of the consolidated group were eliminated during consolidation.  The income resulting from transactions among members of the consolidated group that were not distributed to third parties and included in the final asset balances were eliminated completely. The controlled companies whose financial statements have been included in these consolidated financial statements are the following:

Company	Type of Control	March 31, 2016	Dec 31, 2015
Canfot S.A.	Unique	91.67%	91.67%
Marina Río Luján S.A.	Unique	49.99%	49.99%
TGLT Uruguay S.A.	Unique	100.00%	100.00%
SITIA S.A.	Unique	95.00%	95.00%

Non-controlling interest, presented as part of the shareholder’s equity, represent the part of profits or losses and net assets of a subsidiary that are not owned by TGLT.  Management ascribes total other comprehensive income or loss of the subsidiaries to the owners of the controlling company and the non-controlling interest based on their respective shares.

Note 5. Cash and cash equivalents

	Notes	Mar 31, 2016	Dec 31, 2015
Cash in local currency		65,912	40,912
Cash in foreign currency	38	17,961	55,805
Banks in local currency		6,419,042	4,206,604
Banks in foreign currency	38	140,307,716	14,805,903
Funds to be deposited		651,995	252,026
Time deposits in foreign currency	31.8 and 38	31,663,400	2,584,383
Mutual funds in local currency		10,011,291	6,119,666
Mutual funds in foreign currency	38	3,649,993	6,051,016
Commercial papers in foreign currency	38	59,818,951	60,957,008
Total Cash and cash equivalents		252,606,261	95,073,323

In the statements of cash flows, cash and cash equivalents comprise the following:

	Mar 31, 2016	Mar 31, 2015
Total cash and cash equivalents	252,606,261	68,016,963
Certificate of deposits in foreign currency expiring over 90 days	(2,932,111)	(1,717,761)
Total Cash and Cash equivalents	249,674,150	66,299,202

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 6. Accounts receivable

	Notes	Mar 31, 2016	Dec 31, 2015
Accounts receivable from sales of units in local currency		5,013,955	7,951,718
Accounts receivable from sales of units in foreign currency	38	22,974,532	22,813,020
Accounts receivable from sales of services in local currency		373,964	349,414
Accounts receivable from sales of services in foreign currency	38	12,038	4,956
Total Accounts receivable		28,374,489	31,119,108

The maturity of accounts receivable is as follows:

	Mar 31, 2016	Dec 31, 2015
Due within
0 to 90 days	6,785,828	3,907,451
91 to 180 days	—	2,207,508
Past-due
0 to 90 days	21,588,661	25,004,149
Total	28,374,489	31,119,108

Note 7. Other receivables

Current	Notes	Mar 31, 2016	Dec 31, 2015
Value added tax		56,252,224	73,586,655
Value added tax in foreign currency	38	62,207,636	47,722,207
Gross income tax		3,905,684	3,765,016
Net worth tax in foreign currency	38	38,397	3,766,294
Advance payments to work suppliers in local currency		69,030,994	79,457,883
Advance payments to work suppliers in foreign currency	38	43,444,110	19,028,705
Security Deposits in local currency		78,000	78,000
Security Deposits in foreign currency	38	797,640	707,004
Insurance policies to be accrued in local currency		40,875	40,563
Insurance policies to be accrued in foreign currency	38	1,263,301	1,670,925
Loan granted (1)		1,062,407	1,072,616
Prepayments - in local currency		1,115,993	626,953
Prepayments - in foreign currency	38	85,805	48,141
Refund		5,114,283	5,215,463
Refund from maintenance fees		14,830,309	8,409,063
Other checks — receivable		58,982	18,200
Collectable fund for equipment acquisition in local currency		264,593	194,032
Collectable fund for equipment acquisition in foreign currency	38	2,635,845	3,332,822
Collectable operating fund		544,533	563,215
Advance payments for the purchase of real estate properties		127,200	263,032
Advance payments for the purchase of real estate properties in foreign currency (2)	38	21,899,999	19,410,000
Sundry receivables in local currency		3,481,042	1,180,862
Sundry receivables in foreign currency	38	19,983	17,718
Minus:
Bad-debt allowance on other receivables		(4,650,167)	(4,650,167)
Sub - Total other receivables — Current		283,649,668	265,525,202
Non-current
Security deposits in local currency		12,300	12,300
Security deposits in foreign currency	38	52,154	49,011
Loan granted (1)		576,071	768,094
Sub Total other receivables — Non-current		640,525	829,405
Total other receivables		284,290,193	266,354,607

(1) Loan granted by Canfot S.A. to Edenor:

On July 29, 2013 Edenor S.A. requested and Canfot SA granted a loan for an amount of $ 3,072,378 for financing works on the Forum Alcorta Project. These sums will accrue a compensatory interest to be calculated at the passive rate for 30 day certificates of deposit of the Argentinean National Bank, as of the last day of the month prior to the issuance of each payment. As of the date of issuance of these financial statements, Edenor S.A. has repaid twenty-seven out of the forty-eight monthly installments agreed.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 7. Other receivables (continued)

(2) Advance payments for the purchase of real estate properties in foreign currency

On November 30, 2015, the Company booked the purchased a building located in the San Telmo district, south of Buenos Aires City. As a form of acceptance of the reservation, TGLT paid the equivalent of US$1.2 million or $17.4 million, and agreed to pay the balance of $300,000 on December 1, 2016. At the date of issuance of these financial statements, TGLT is in the process of finalizing the formal instruments of acquisition and deeds.

Note 8. Inventory

	Notes	Mar 31, 2016	Dic 31, 2015
Forum Alcorta — Finished units	31.1	294,693,972	411,620,358
Astor Caballito	31.2	115,893,618	115,429,796
Astor Palermo — Finished units	31.3	290,817,288	292,689,918
Forum Puerto del Buceo		1,253,546,626	1,071,181,369
Astor Núñez	31.4	399,738,913	354,453,825
Venice		445,321,731	402,381,085
Metra Puerto Norte	31.5	223,844,125	209,204,205
Proa	31.5	187,865,967	174,921,419
Metra Devoto	31.6	68,329,398	67,656,250
Other projects		3,010,030	1,906,673
Forum Puerto Norte — Finished units		14,419,492	16,525,373
Forum Puerto Norte — Impairment of finished units		(1,386,579)	(1,386,579)
Total Inventory (1)		3,296,094,581	3,116,583,692

(1)             The finance costs capitalized during the period ended March 31, 2016 and during the year ended December 31, 2015, according IAS 23, represented $ 21,509,959 and $ 60,680,010, respectively. The capitalization rate used for the generics borrowing was 8,6% and 29.4%, respectively. These amounts are not necessarily in inventory at closing due to cost recognition at each individual sale.

Note 9. Property, plant and equipment

	Furniture and Fixtures	Hardware	Improvements in owned property	Leasehold Improvements in third party properties	Installations	Showrooms	Real Estate Property	Total
Original value
Balance as of January 1, 2016	1,251,489	1,979,400	353,478	1,919,274	6,174	16,427,233	2,732,142	24,669,190
Acquisitions	5,520	27,547	—	—	—	987,195	—	1,020,262
Conversion adjustment	26,261	39,302	—	108,410	—	339,015	—	512,988
Decreases	—	—	—	—	—	—	—	—
Total	1,283,270	2,046,249	353,478	2,027,684	6,174	17,753,443	2,732,142	26,202,440
Depreciation and impairment
Balance as of January 1, 2016	(594,382)	(1,358,521)	(206,261)	(1,521,156)	(6,174)	(11,036,425)	(96,916)	(14,819,835)
Depreciations	(39,009)	(73,331)	(29,456)	(81,708)	—	(445,083)	(13,216)	(681,803)
Conversion adjustment	(17,027)	(20,732)	—	(85,830)	—	(187,098)	—	(310,687)
Decreases	—	—	—	—	—	—	—	—
Total	(650,418)	(1,452,584)	(235,717)	(1,688,694)	(6,174)	(11,668,606)	(110,132)	(15,812,325)
Net carrying as of Mar 31, 2016	632,852	593,665	117,761	338,990	—	6,084,837	2,622,010	10,390,115

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 9. Property, plant and equipment (continued)

	Furniture and Fixtures	Hardware	Improvements in owned property	Leasehold Improvements in third party properties	Installations	Showrooms	Real Estate Property	Total
Original value
Balance as of January 1, 2015	1,011,273	1,495,496	334,998	1,408,830	6,174	14,950,551	2,732,142	21,939,464
Acquisitions	171,477	377,619	18,480	217,280	—	1,923,968	—	2,708,824
Conversion adjustment	68,739	106,285	—	293,164	—	915,480	—	1,383,668
Transferences	—	—	—	—	—	(1,362,766)	—	(1,362,766)
Decreases	—	—	—	—	—	—	—	—
Total	1,251,489	1,979,400	353,478	1,919,274	6,174	16,427,233	2,732,142	24,669,190
Depreciation and impairment
Balance as of January 1, 2015	(420,544)	(1,112,101)	(93,055)	(1,090,178)	(4,944)	(9,746,496)	(44,053)	(12,511,371)
Depreciations	(130,436)	(194,431)	(113,206)	(212,918)	(1,230)	(2,190,556)	(52,863)	(2,895,640)
Conversion adjustment	(43,402)	(51,989)	—	(218,060)	—	(462,139)	—	(775,590)
Decreases	—	—	—	—	—	1,362,766	—	1,362,766
Total	(594,382)	(1,358,521)	(206,261)	(1,521,156)	(6,174)	(11,036,425)	(96,916)	(14,819,835)
Net carrying as of Dec 31, 2015	657,107	620,879	147,217	398,118	—	5,390,808	2,635,226	9,849,355

Note 10. Intangible assets

	Software	Software development	Trademarks	Total
Original value
Balance as of January 1, 2016	715,029	2,555,894	31,828	3,302,751
Acquisitions	—	35,401	—	35,401
Conversion adjustment	55,552	—	2,142	57,694
Total	770,581	2,591,295	33,970	3,395,846
Depreciation and impairment
Balance as of January 1, 2016	(363,987)	(1,674,931)	(18,324)	(2,057,242)
Depreciations	(28,053)	(92,306)	(1,284)	(121,643)
Conversion adjustment	(18,431)	—	(1,306)	(19,737)
Total	(410,471)	(1,767,237)	(20,914)	(2,198,622)
Net carrying as of March 31,2016	360,110	824,058	13,056	1,197,224

	Software	Software development	Trademarks	Total
Original value
Balance as of January 1, 2015	464,926	2,091,558	26,037	2,582,521
Acquisitions	127,953	464,336	—	592,289
Conversion adjustment	122,150	—	5,791	127,941
Total	715,029	2,555,894	31,828	3,302,751
Depreciation and impairment
Balance as of January 1, 2015	(279,869)	(1,334,570)	(11,246)	(1,625,685)
Depreciations	(39,163)	(340,361)	(3,789)	(383,313)
Conversion adjustment	(44,955)	—	(3,289)	(48,244)
Total	(363,987)	(1,674,931)	(18,324)	(2,057,242)
Net carrying as of Dec 31,2015	351,042	880,963	13,504	1,245,509

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 11. Tax assets

	Notes	Mar 31, 2016	Dec 31, 2015
Tax on minimum presumed income		79,708,623	75,419,545
Tax loss — local source		288,194,515	256,461,077
Foreign net investment loss		13,615,769	12,613,511
Tax loss — foreign source	38	13,375	—
Total Tax assets (*)		381,532,282	344,494,133

(*) See “Deferred Tax Liabilities” Note 28.

Local and foreign source tax losses may be used until the following expiration dates:

Pesos
Year	Mar 31, 2016
2016	2,867,308
2017	16,202,326
2018	60,491,520
2019	95,254,184
2020	89,641,883
2021	37,353,063
Total	301,810,284

Note 12. Goodwill

	Marina Río Lujan S.A.	Pico y Cabildo S.A.	Canfot S.A.	Total
Original value
Balance as of January 1, 2016	21,487,412	10,558,985	79,399,207	111,445,604
Total	21,487,412	10,558,985	79,399,207	111,445,604
Impairment
Balance as of January 1, 2016	—	—	—	—
Loss due to impairment	—	—	—	—
Total	—	—	—	—
Net carrying as of Mar 31, 2016	21,487,412	10,558,985	79,399,207	111,445,604

	Marina Río Lujan S.A.	Pico y Cabildo S.A.	Canfot S.A.	Total
Original value
Balance as of January 1, 2015	21,487,412	10,558,985	79,399,207	111,445,604
Total	21,487,412	10,558,985	79,399,207	111,445,604
Impairment
Balance as of January 1, 2015	—	—	—	—
Loss due to impairment	—	—	—	—
Total	—	—	—	—
Net carrying as of Dec 31, 2015	21,487,412	10,558,985	79,399,207	111,445,604

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 13. Accounts payable

Current	Notes	Mar 31, 2016	Dec 31, 2015
Suppliers in local currency		23,449,329	34,124,309
Suppliers in foreign currency	38	38,969,663	36,831,093
Deferred checks in local currency		34,422,457	47,362,918
Deferred checks in foreign currency	38	24,514,607	9,565,836
Provision for expenditure in local currency		1,924,122	2,403,159
Provision for expenditure in foreign currency	38	1,142,193	1,004,075
Provision for works in local currency		21,937,008	27,357,591
Provision for works in foreign currency	38	26,561,579	7,071,015
Insurance policies payable in national currency		63,163	43,744
Insurance policies payable in foreign currency	38	1,608,157	1,703,863
Performance bond		9,987	9,987
Contingency fund in local currency		14,249,873	12,982,598
Contingency fund in foreign currency	38	10,558,702	7,297,972
Building permit in foreign currency	38	14,411,070	21,978,955
Creditors per purchase of real estate property in foreign currency	38	232,183,419	205,964,067
Subtotal current Accounts payable		446,005,329	415,701,182

Non-current
Building permit in foreign currency	38	9,512,351	8,780,560
Total Accounts payable — Non-current		9,512,351	8,780,560
Total Accounts payable		455,517,680	424,481,742

Note 14. Financial debt

Current	Notes	Mar 31, 2016	Dec 31, 2015
Short-term financial debt taken in foreign currency	14.1 and 38	176,219,914	109,865,697
Mortgage-backed bank short-term financial debt in local currency	14.1	68,424,799	100,314,642
Mortgage-backed bank short-term financial debt in foreign currency	14.1 and 38	—	25,729,155
Bank overdrafts in local currency	14.3	—	23,349,114
Bank overdrafts in foreign currency	14.3 and 38	72,708	—
Corporate notes in local currency	14.2	66,970,925	105,467,898
Corporate notes in foreign currency	14.2 and 38	20,538,501	27,311,236
Subtotal current short-term financial debt		332,226,847	392,037,742

Non-current
Corporate notes in local currency	14.2	153,046,003	58,717,680
Subtotal non-current Long-term financial debt		153,046,003	58,717,680
Total Financial debt		485,272,850	450,755,422

The following is a breakdown of activity in financial debt:

	3 MONTHS	12 MONTHS
AS OF THE PERIOD/YEAR	Mar 31, 2016	Dec 31, 2015
Opening balance	450,755,422	384,296,792
New financial debt and financing arrangements	159,350,613	264,092,973
Accrued interests	26,595,711	174,454,104
Effects of exchange rate variation	10,583,955	35,125,631
(Decrease) Increase bank overdrafts	(23,276,406)	2,550,657
Payment of principal	(125,706,107)	(155,871,042)
Payment of interests	(24,434,185)	(172,015,075)
Corporate Notes swap net of issuance costs	(394,034)	(82,055,271)
Effect of the conversion of financial statements	11,797,881	176,653
Closing balance	485,272,850	450,755,422

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 14. Financial debt (continued)

1.              Financial debt taken

The following is the description of the Company and its subsidiaries’ main borrowings with banks or third parties:

					Amount payable
	Principal		Disbursements	Partial	Mar 31, 2016		Dec 31, 2015
Bank	available	Maturity	received	cancellation	Current	Non-current	Current	Non-current
Hipotecario (a)	30,000,000	28/02/2016	26,124,600	(26,124,600)	—	—	26,909,465	—
Hipotecario (a)	30,000,000	22/05/2016	30,000,000	(10,769,200)	19,230,800	—	30,901,295	—
Ciudad de Buenos Aires (b)	71,000,000	23/05/2016	42,303,447	—	49,193,999	—	42,503,882	—
Total in local currency					68,424,799	—	100,314,642	—
Hipotecario (a)	12,000,000	22/05/2016	25,729,155	(9.906.007)	—	—	25,729,155	—
Total in foreign currency				38	—	—	25,729,155	—

(a)    On August 14, 2015, Banco Hipotecario accepted an offer to cancel the loan held by Canfot SA, with its corresponding refinance, by which the payment of the capital owed of US$ 7,492,997 was to be paid in five monthly consecutive installments, of which the first maturity date was August 30, 2015. As of the date of issuance of these financial statements, the loan was fully cancelled.

For the financial debt in pesos, installments for $ 36,893,800 have been paid during the first quarter. The owed capital as of March 31, 2016 and December 31, 2015 was $ 19,230,800 and $ 56,124,600, respectively.

Since March 31, 2016 to the date of issuance of these financial statements, the Company has paid interest of $ 2,254,081.

(b)    On May 23, 2013, TGLT entered into a loan agreement with Banco de la Ciudad de Buenos Aires for the amount of $ 71,000,000. All sums disbursed by the bank shall accrue, upon cancellation, interest payable in monthly installments at the rate of 23% per annum, which is equivalent to an effective rate of 25.59% per annum.

Since March 31, 2016 to the date of issuance these financial statements, the Company has received additional disbursements of $ 1,828,236 and paid capital and interest of $ 2,199,884.  As for the payment of principal owing, the Board is in negotiations with the bank.

						Amount payable
						Mar 31, 2016		Dec 31, 2015
	Principal	Maturity	Disbursements	Partial	Year		Non-		Non-
Entity	available	date	received	cancellation	Rate	Current	current	Current	current
BBVA (a)	2,000,000	02/05/2016	2,000,000	—	6,50%	29,300,000	—	25,997,177	—
BBVA (a)	3,000,000	02/05/2016	3,000,000	—	6,50%	43,950,000	—	—	—
Santander (b)	250,000	09/09/2016	250,000	(125,000)	4,50%	1,813,693	—	2,480,565	—
Santander (b)	500,000	08/12/2016	500,000	(111,345)	4,50%	5,666,048	—	6,763,965	—
Itaú (b)	387,000	06/05/2016	387,000	—	5,00%	6,066,055	—	5,076,784	—
BBVA (b)	3,990,000	07/12/2016	3,990,000	—	1,27%	58,654,852	—	51,864,368	—
Individual (c)	2,000,000	12/12/2016	1,961,125	—	15,00%	30,769,266	—	17,682,838	—
Total in foreign currency			12,088,125	(236,345)		176,219,914	—	109,865,697	—

(a) On December 18, 2015, FDB SA entered into a credit facility of up to USD 16,000,000 with Banco Bilbao Viscaya Argentaria Uruguay S.A. (BBVA) and Banco ITAU Uruguay S.A. (ITAU) related to Stages I and III of Forum Puerto del Buceo, under the following conditions:

•Bank participation: BBVA and ITAU in equal portions (USD 8,000,000 each).

• Bank commission fees: equivalent to 1% of the loan maximum amount.

• Requested Term: up to September 30, 2016 for the disbursements request.

•Interest rate: interest shall accrue at a variable rate equivalent to LIBOR of 90 days plus 3 points, per annum, plus taxes thereon, with a minimum rate of 5% per annum.

• Disbursements: proportional to building construction progress.

• Amortization of principal and interests: by partial payments as per delivery of units to future purchases, for the amount necessary for cancellation (or novation) of the mortgage of a unit sold.

• Collateral: Before any disbursement, FDB S.A. shall grant a first-degree mortgage in favor of the BBVA and ITAU of up to USD 16,000,000 over the total of units comprising Stages I and III of Forum Puerto del Buceo project.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 14. Financial debt (continued)

• Credit assignment: Credit assignment shall be granted as collateral for the participation of BBVA and ITAU in the credit agreement, for the prices pending payment of purchasing commitments in all mortgaged units.

As of the date of issuance of these financial statements, proceedings to enable granting of mortgages are in process, and as a result a bridge loan agreement was entered into between BBVA and TGLT SA on December 18, 2015, under the following conditions:

• Credit to FDB S.A. for a maximum of US$ 9,000,000.

• Bank commission fees: US$ 30,000 (advanced for the building loan).

• Requested Term: until February 29, 2016 for the disbursements request.

• Interest rate: the interest rate shall be 6.5% per annum.

• Collateral: a) Pledge: FDB and/or a third party accepted by BBVA must grant, before any disbursement, a first-degree pledge in favor of BBVA, for a minimum amount equivalent to two thirds of the amount of the disbursement, b) Credit assignment: FDB must grant a credit assignment as collateral for the benefit of BBVA, of the purchase commitment prices of units of Stages I and III of Forum Puerto del Buceo project.

• Joint and Several Guarantee: TGLT SA (TGLT Uruguay S.A. controlling company) must grant a joint and several guarantee in favor of BBVA for up to US$ 3,000,000.

• Repayment: against the first disbursement of the credit facility for building described in the first paragraph of this footnote.

On December 18, a credit assignment as collateral agreement was entered between BBVA and FDB, as collateral for the fulfillment of all of the obligations arising from the bridge loan, related to units from Stages I and III of Forum Puerto del Buceo project.

On December 15, 2015, the Board of Directors approved a guarantee for the amount of US$ 3,000,000 in favor of BBVA as collateral for financial debt granted to FDB SA.

As of March 31, 2016, disbursements were received from BBVA for a total of US$ 3,000,000. Since March 31, 2016 to the date of issuance these financial statements, the maturity of this loan was extended to November 3, 2016.

(b) Loans acquired by FDB S.A.

(c) This loan is required by Marina Rio Lujan S.A. to its shareholder Marcelo Gomez Prieto.

2.              Corporate Notes

On December 20, 2011, the creation of a global program for the issuance of negotiable corporate notes, non-convertible to shares, with short, middle and/or long term maturities, subordinated or unsubordinated, secured or unsecured, as per Law 23576 and amendments (the “CNs”) for a maximum amount of up to US 50,000,000 or its equivalent in other currencies was approved at the Annual Shareholders’ Meeting.

Different classes or series denominated in United States Dollars or other currencies may be issued and the successive classes and/or series that are amortized may be reissued (the “Program”).  The Program will expire on July 12, 2017. Within this term, all the issuances and re-issuances under this Program must be carried out.

This is a summary of the main characteristics of each of the Company issuances as from the Program approval up to March 31, 2016.

Class	IV		VI	VII	IX	X
Issuance date	3/07/2013		27/05/2014	12/05/2015	12/05/2015	23/02/2016
Amount issued	US$	7,380,128	$15,842,677	$52,904,443	$57,229,975	$96,828,323
Amount payable	US$	1,364,818	$7,500,000	$52,904,443	$57,229,975	$96,828,323
Currency	Pesos, to the current exchange rate(“dollar-linked”)		Pesos	Pesos	Pesos	Pesos
Interest rate	3.90%		BADLAR Private + 549 bps	Fixed rate 29%	The higher rate between: a) a factor of 0,90 multiplied by CAC index variation; and b) BADLAR Private + 600 bps	BADLAR Private + 550 bps
Maturity	04/07/2016		29/11/2016	06/05/2016	14/05/2018	23/08/2017
Amortization	4 equal consecutive installments, as from 5/10/2016, in the months 27, 30, 33 and 36		4 equal consecutive installments, as from 29/02/2016, in the months 21, 24, 27 and 30	1 installment at maturity date 06/05/2016	4 equal consecutive installments, as from 14/08/2017, in the months 27, 30, 33 and 36	2 equal consecutive installments, as from 23/05/2017, in the months 15 and 18

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 14. Financial debt (continued)

Class	IV	VI	VII	IX	X
Payment of interests		Coupon every 3 months
Payment of principal		Simultaneous
Rating		BBB as per FIX SCR S.A. Agente de Calificación de Riesgo

On May 12, 2015 and on February 23, 2016, as a consequence of the last issuance of corporate notes Classes VII, IX and X, holders of other classes have decided to exchange corporate notes among the different series. Following is a summary of the main characteristics of such exchange:

			New issuance
Issuance exchanged	Exchanged amount		Class VII		Class IX		Class X
Class III		$3,000,000		$—		$3,000,000	—
Class IV	US$	4,609,642	US$	1,279,642	US$	3,330,000	—
Class V		$23,041,880		$17,691,880		$5,350,000	—
Class VI		$15,842,677		$9,668,535		$6,174,142	—
Class VII		$24,391,758	—		—		$24,391,758

Below we present the amounts payable for each of our corporate notes, classified as current and non-current, in local and foreign currency, as of December 31, 2015 and 2014:

	Amount payable
	Mar 31, 2016		Dec 31, 2015
Class	Current	Non-current	Current	Non-current
III	—	—	15,146,401	—
VI	7,672,718	—	7,730,292	2,500,000
VII	55,165,191	—	80,414,888	—
IX	2,236,611	56,217,680	2,176,317	56,217,680
X	1,896,405	96,828,323	—	—
Corporate notes in local currency	66,970,925	153,046,003	105,467,898	58,717,680

IV	20,538,501	—	27,311,236	—
Corporate notes in foreign currency	20,538,501	—	27,311,236	—

On April 4, 2016 and May 6, 2016, TGLT SA cancelled principal and interest corresponding to Class IV in dollars for the amounts of $ 10,388,711. Likewise and to Class VII for the amount of $ 57,239,212, respectively.

3.              Bank overdraft agreements

TGLT SA has subscribed the following agreements to operate overdraft with the following Banks: a) HSBC Bank Argentina SA for an amount of $ 8 million, b) Banco Industrial de Azul for $ 1.5 million, c) Banco Galicia for 2 million, d) Banco Supervielle for $ 5 million, e) Banco Santander for $ 15 million and f) Banco Patagonia for $ 5 million. As of March 31, 2016 and with the exception of the agreement with except for the one belonging to FDB S.A. these agreements have not been used.

Note 15. Salaries and social security

	Notes	Mar 31, 2016	Dec 31, 2015
Wages payable in the local currency		10,292,805	10,679,726
Wages payable in foreign currency	38	1,067,912	1,003,335
Social security contributions payable in local currency		3,871,512	4,251,728
Social security contributions payable in foreign currency	38	88,222	112,338
Provision for Annual Complementary Salary and holidays in local currency		2,313,799	2,804,205
Provision for Annual Complementary Salary and holidays in foreign currency	38	597,882	374,035
Provision for Board of Directors’ fees		765,635	563,955
Staff advances		(8,501)	—
Total Salaries and social security		18,989,266	19,789,322

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 16. Tax liabilities

Current		Mar 31, 2016	Dec 31, 2015
Tax on minimum presumed income		2,105,739	7,368,579
Net Income Tax in foreign currency	38	679,335	43,815
Total Current tax liabilities		2,785,074	7,412,394

Non-current
Tax on minimum presumed income		4,035,324	—
Income Tax payable		6,266	—
Total Non-current tax liabilities		4,041,590	—
Total Tax liabilities		6,826,664	7,412,394

Note 17. Other tax burden

Current	Notes	Mar 31, 2016	Dec 31, 2015
Gross Income Tax		9,121,219	7,049,302
Value added tax		4,722	—
Provincial Tax Payable		2,495,587	548,796
Municipal Tax Payable		2,801,450	1,678,605
Provincial Tax Payment Plan		1,683,643	1,515,975
Municipal Tax Payment Plan		541,654	1,688,324
Net worth tax		851,982	851,982
Stamp Tax		22,118,899	23,299,530
Net worth tax in foreign currency	38	6,359,799	—
Withholdings and earnings to be deposited in local currency		1,605,303	1,626,562
Withholdings and earnings to be deposited in foreign currency	38	58,307	721,192
Subtotal Other tax burden - Current		47,642,565	38,980,268

Non-current
Provincial Tax Payment Plan		2,740,675	3,120,044
Subtotal Other tax burden — Non-current		2,740,675	3,120,044
Total Other tax burden		50,383,240	42,100,312

Note 18. Advanced payments of clients

	Notes	Mar 31, 2016	Dec 31, 2015
Advanced collections		2,570,426,723	2,231,169,534
Advanced collections per stock sales		21,545,265	19,385,264
Funds received for the purchase of equipment		42,497,426	40,844,480
Operating fund		5,383,449	4,836,602
Value added tax		(109,893,274)	(96,394,594)
Total Advanced Payments of clients		2,529,959,589	2,199,841,286

Note 19. Other accounts payables

Current	Notes	Mar 31, 2016	Dec 31, 2015
Sundry creditors in foreign currency	31.8 and 38	2,932,111	2,584,383
Debt for purchase of shares in foreign currency	33 and 38	17,640,008	9,128,007
Provision for other claims	32.7	687,250	687,250
Other liabilities		28,514	28,520
Total Other accounts payables — Current		21,287,883	12,428,160

Non-current
Debt per the purchase of shares in foreign currency	33 and 38	35,280,000	46,944,000
Total Other accounts payable — Non current		35,280,000	46,944,000
Total Other accounts payable		56,567,883	59,372,160

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 20. Share Capital

The Company’s capital is distributed as follows:

	Mar 31, 2016		Dec 31, 2015
Shareholders	Shares	%	Shares	%
Federico Nicolás Weil	13,804,445	19,6%	13,804,445	19,6%
Bienville Argentina Opportunities Master Fund LP	9,560,830	13,6%	9,560,830	13,6%
PointArgentum Master Fund LP	9,560,830	13,6%	9,560,830	13,6%
IRSA Propiedades Comerciales S.A.	6,671,712	9,5%	6,671,712	9,5%
Serengeti Asset Management	5,008,883	7,1%	5,008,883	7,1%
Other holders of US certificates of deposit representing ordinary shares (ADRs)	17,467,857	24,8%	17,467,857	24,8%
Holders of Brazilian certificates of deposit representing ordinary shares (BDRs)	335,240	0,5%	335,240	0,5%
Other holders of ordinary shares	7,939,688	11,3%	7,939,688	11,3%
Total Capital social	70,349,485	100%	70,349,485	100%

Note 21. Reserves, retained earnings and dividends

Dividends policy

To protect the interests of TGLT’s financial creditors, TGLT shall not make or agree to make any kind of dividend payment, whether directly or indirectly, before any scheduled payment of principal, amortization, or other amounts due on the corporate notes or any of its debt subordinated to its corporate notes have been paid.

Note 22. Revenue from ordinary activities

	Mar 31, 2016	Mar 31, 2015
Revenue from delivery of Inventory	174,486,144	141,151,202
Revenue from services rendered	9,016,010	2,460,988
Total Revenue for ordinary activity	183,502,154	143,612,190

Note 23. Cost of ordinary activities

	Mar 31, 2016	Mar 31, 2015
Inventory at start of year	719,449,070	219,909,322
Plus:
Cost triggered during the period	25,816,413	48,053,277
Costs of services rendered	1,917,959	503,895
Minus:
Inventory at end of period	(598,544,173)	(160,585,268)
Total cost of ordinary activity	148,639,269	107,881,226

Note 24. Sales expenses

	Mar 31, 2016	Mar 31, 2015
Wages and social security contributions	1,193,192	1,666,066
Other payroll expenses	135,343	80,647
Rent and maintenance fees	274,091	131,136
Professional fees	350,823	301,704
Taxes, duties and assessments	5,268,925	4,005,697
Transport and per diem	97,879	41,567
IT and service expenses	259,070	81,954
Impairment of fixed assets	619,514	383,248
Office expenses	157,057	70,599
Insurance	90,220	27,796
Advertising expenses	2,765,117	2,446,570
Costs per sales	5,645,018	1,143,269
Consortium expenses	1,031,563	5,978
Post sales costs	63,011	—
Overhead	—	28,668
Total sales expenses	17,950,823	10,414,899

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 25. Administrative expenses

	Mar 31, 2016	Mar 31, 2015
Wages and social security contributions	10,927,911	8,998,331
Other payroll expenses	453,485	343,882
Rent and utility bills	1,016,361	597,488
Professional fees	2,510,017	1,920,601
Directors’ fees	741,780	161,130
Statutory auditing committee fees	352,991	124,508
Other expenses	247,007	92,247
Taxes, duties and assessments	11,027,751	6,001,966
Transport and per diem	167,914	90,008
IT and services expenses	893,493	356,256
Impairment of fixed assets	62,289	151,127
Office expenses	745,011	377,276
Insurance	456,458	264,252
Donations	—	12,000
Total administrative expenses	29,602,468	19,491,072

Note 26. Financial results

	Profit/ (Loss)
	Mar 31, 2016	Mar 31, 2015
Exchange difference
Income from exchange differences	33,317,743	6,682,443
Costs from exchange differences	(38,252,346)	(17,869,186)
Total Exchange difference	(4,934,603)	(11,186,743)

Financial income
Interest	3,279,348	140,305
Income from holding short-term investments	2,622	309,825
Income from sale of short-term investments	363,496	6,960,556
Income brought about by financial instruments	130,000	5,341,541
Total Financial income	3,775,466	12,752,227

Financial costs
Interests	(22,944,794)	(8,771,628)
Subtotal Interests	(22,944,794)	(8,771,628)
Other Financial costs
Banking expenses	(1,073,015)	(682,135)
Loss from holding short-term investments	(17,952)	(27,164)
Tax on bank debits and credits	(4,739,729)	(2,168,789)
Other bad credits	—	(406,798)
Subtotal Other Financial costs	(5,830,696)	(3,284,886)
Total Financial costs	(28,775,490)	(12,056,514)

Note 27. Other income and expenses, net

	Profit/(loss)
	Mar 31, 2016	Mar 31, 2015
Income from rent	11,501,371	—
Refund of costs	174,642	18,300
Income per termination of contract	83,380	—
Sundry	516,068	(12,536)
Total Other income and expenses, net	12,275,461	5,764

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 28. Income tax and deferred tax expense

The structure of “Income tax” determined in accordance with IAS 12, which is shown in the statement of income as of March 31, 2016 and 2015, is as follows:

	Mar 31, 2016	Mar 31, 2015
Income tax expense	32,729,430	(8,370,711)
Deferred tax expense	(26,631,567)	8,285,361
Tax loss prescription	(43,122)	—
Total Income Tax	6,054,741	(85,350)

Deferred Tax at the close of the period or year has been determined on the basis of the temporary difference between accounting and tax-related calculations.  The structure of assets and liabilities for Deferred Tax at the close of each period is as follows:

Assets from Deferred Tax	Mar 31, 2016	Dec 31, 2015
Bad credits	1,905,030	1,905,030
Property, plant and equipment	3,904,493	3,804,064
Deferred Income	21,800,295	15,218,928
Subtotal assets from Deferred Tax	27,609,818	20,928,022

Deferred Tax liabilities
Short-term investments	(584,228)	(868,420)
Inventory valuation	(115,444,815)	(108,353,798)
Foreign currency valuation	(146,358,494)	(130,715,431)
Financial costs	(55,262,052)	(46,569,039)
Intangible assets	(25,110)	(21,148)
Subtotal liabilities from Deferred Tax	(317,674,699)	(286,527,836)
Net position of assets/(liabilities) from Deferred Tax	(290,064,881)	(265,599,814)

The Company produces projected estimates of its taxable income to determine the extent to which it will be able to use its deferred tax assets within the term of five years in accordance with the Income Tax laws in Argentina and Uruguay, which represents the basis for the recognition of our Deferred tax assets

The following is a detailed description of the reconciliation between Income Tax charged to results and the expected result from applying the relevant tax rate to the accounting result before taxes:

	Mar 31, 2016	Mar 31, 2015
Income Tax calculated at the current rate for each country	17,047,859	5,345,668
Non-deductible expenses	(435,219)	(1,095,394)
Assumed interests	(875,859)	(335,208)
Directors’ Fees	(232,323)	(47,646)
Intangible assets	(123)	(123)
Donations	—	(4,200)
Effect for fiscal inflation adjustment	—	40,476
Effect of conversion — financial statements	(9,406,472)	(3,988,923)
Sundry	(43,122)	—
Income tax expense	6,054,741	(85,350)

Note 29. Related Parties

a) As of March 31, 2016 and December 31, 2015, the amounts outstanding with companies and other related parties, classified as per the nature of the transaction, are as follows:

RECEIVABLES FROM RELATED PARTIES	Notes	Mar 31, 2016	Dec 31, 2015
ACCOUNTS AND OTHER RECEIVABLE
AGL Capital S.A.		1,808,410	2,308,410
Individual shareholders in foreign currency	38	83,557	74,056
		1,891,967	2,382,466

OTHER RECEIVABLE
Individual shareholders		2,130,741	2,130,741
Other shareholders		3,439,061	3,439,061
		5,569,802	5,569,802
Total receivables from related parties		7,461,769	7,952,268

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 29. Related Parties (continued)

OUTSTANDING SUMS DUE TO RELATED PARTIES	Mar 31, 2016	Dec 31, 2015
TRADE AND OTHER ACCOUNTS PAYABLES
IRSA Inversiones y Representaciones S.A.	35,418,354	35,418,354
	35,418,354	35,418,354

ADVANCED PAYMENTS OF CLIENTS	Mar 31, 2016	Dec 31, 2015
Individual shareholders	1,340,000	935,600
Alto Palermo S.A.	236,645,106	236,645,106
IRSA Inversiones y Representaciones S.A.	60,287,590	60,287,590
Directors	686,647	686,647
	298,959,343	298,554,943
Total Outstanding sums due to related parties	334,377,697	333,973,297

b) As of March 31, 2016 and 2015, the most significant operations with companies and other related parties were as follows:

• Effects of transactions on cash flow

Related Company	Transaction	Mar 31, 2016	Mar 31, 2015
AGL Capital S.A.	Collections for services rendered	500,000	—
Total		500,000	—

• Effects of transactions on the income balance

Related Company	Transaction	Mar 31, 2016	Mar 31, 2015
AGL Capital S.A.	Revenue from ordinary activities	—	262,511
Individual Shareholders	Financial income	(394,900)	(588,444)
Board Members	Fees	(741,780)	(161,130)
Totals		(1,136,680)	(487,063)

c) As of March 31, 2016 and 2015, transactions with key personnel were as detailed below:

	Mar 31, 2016	Mar 31, 2015
Short-Term Salaries and social security	1,963,492	1,743,361
Social Security	346,259	193,730
Total	2,309,751	1,937,091

On December 13, 2011, the Board of Directors defined that its Senior Management departments, pursuant to Section 270 of the Argentine Corporate Law, are as follows:

•                  General Management

•                  Financial Management

•                  Operations Management

•                  Human Resources, Technology and Process Management

Thus, TGLT key personnel consist of the persons in charge of these Management Departments (four people).

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 30. Breakdown by maturity of and interests rates on credits, tax assets and debts

a)                 Classification of credits, tax assets and debt balances according to maturity:

Credits/Tax assets	Mar 31, 2016	Dec 31, 2015
Due within
Up to 3 months	80,655,574	46,871,856
From 3 to 6 months	628,715	23,134,657
From 6 to 9 months	951,401	536,514
From 9 to 12 months	192,021	840,071
Over 12 months	383,300,073	345,323,538
No specific due date	209,956,158	203,083,870
Past-due
Up to 3 months	21,609,628	28,531,003
From 3 to 6 months	2,829,878	1,305,540
From 6 to 9 months	1,305,540	186,033
From 9 to 12 months	140,911	88,834
Over 12 months	88,834	18,200
	701,658,733	649,920,116

	Mar 31, 2016	Dec 31, 2015
Debts (except Advanced payments of clients)
Due within
Up to 3 months	387,459,268	318,183,007
From 3 to 6 months	18,855,954	146,091,969
From 6 to 9 months	170,523,230	18,822,691
From 9 to 12 months	38,406,706	67,407,239
Over 12 months	500,985,622	382,641,304
No specific due date	277,520,235	333,267,061
Past-due
Up to 3 months	3,816,797	28,629,152
From 3 to 6 months	1,259,666	141,928
From 6 to 9 months	159,995	—
From 9 to 12 months	53,345	139,787
	1,399,040,818	1,295,324,138

b)                 Credit, tax asset and debt balances accruing interest and otherwise are shown below:

	Mar 31, 2016	Dec 31, 2015
Credits / Tax assets
Accruing interests	1,344,165	1,536,188
Non accruing interests	700,314,569	648,383,928
	701,658,734	649,920,116
Average nominal annual rate:	8%	8%

	Mar 31, 2016	Dec 31, 2015
Debts
Accruing interests	484,216,587	448,353,579
Non accruing interests	914,824,231	846,970,559
	1,399,040,818	1,295,324,138
Average nominal annual rate:	39%	23%

Note 31. Restricted assets

1. As a result of the funding obtained by Canfot S.A. by means of two mortgage-backed Construction Project Facility Agreements, entered into with Banco Hipotecario S.A. and as explained in Note 14, Canfot S.A. attached a first-priority mortgage to the real estate on which it is building the “Forum Alcorta” project.

As of March 31, 2016 and December 31, 2015, the recorded value of the mortgaged property mentioned above totals $ 294,693,972 and $ 411,620,358 (including land value and works in progress) and is included under the entry “Inventory” under current assets.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 31. Restricted assets (continued)

As of April 7, 2016, and due to the loans cancellations, the Company required and the bank accepted a partial mortgage release, related to the units that are included in Tower One of Forum Alcorta Project.

2. To secure the obligations assumed by the Company as a result of its purchase of the property where the “Astor Caballito” project is being developed, the Company provided a first-priority mortgage in favor of IRSA Inversiones y Representaciones S.A. (hereinafter “IRSA”) over said property up to the amount of US$ 12,750,000 principal, plus corresponding interests, costs and expenses. Additionally, and to secure that operation, the Company provided  a first-priority pledge in favor of IRSA over the shares it holds in Maltería del Puerto S.A (now merged with Canfot SA).

As a result of the merge and exchange of TGLT shares in Maltería del Puerto SA a first-priority mortgage of 3,571,397 Canfot SA shares was furnished in favor of IRSA.

As of March 31, 2016 and December 31, 2015, the recorded value of the mortgaged property mentioned above totals $ 115,893,618 and $ 115,429,796 (including land value and works in progress), and is included under the entry “Inventory” under current assets.

3. To secure the obligations assumed by the Company as a result of its purchase of the property where the “Astor Palermo” project is being developed, the Company provided a first-priority mortgage in favor of Alto Palermo  S.A. (hereinafter “APSA”) over said property.  The mortgaged amount is US$ 8,143,231.

As of March 31, 2016 and December 31, 2015, the recorded value of the aforementioned mortgaged property amounts to
$ 290,817,288 and $ 292,689,918 (including the value of the plot and works in progress) and is included under the entry “Inventory” under the current assets.

4. As a consequence of financing obtained by TGLT SA pursuant to the Financing Agreement for the financing of the construction of Astor Núñez  with Banco de la Ciudad de Buenos Aires and as explained in Note 14.1, the Company provided a first-priority mortgage on the property where the Astor Núñez project is being developed.

As of March 31, 2016 and December 31, 2015, the recorded value of the mortgaged property mentioned above totals $ 399,738,913 and $ 354,453,825 (including land value and works in progress), and is included under the entry “Inventory” under current assets.

5. To secure the obligations assumed by the Company as a result of its purchase of the property where the Brisario project created by Proa and Metra Puerto Norte will be developed, the Company provided a first-priority mortgage in favor of Servicios Portuarios S.A over said property.  The mortgaged amount is US$ 24,000,000.

As of March 31, 2016 and December 31, 2015, the outstanding debt was $ 227,773,420 and $ 202,052,068, respectively, and is included under “Accounts payables” under current liabilities.

As of March 31, 2016 and December 31, 2015, the recorded value of the mortgaged property mentioned above totals $ 411,710,092 and $ 384,125,624 (including land value and works in progress), and is included under the entry “Inventory” under current assets.

6. As mentioned in Note 33.2 and to secure obligations assumed by the Company as a result of the acquisition of Green Urban Homes SA where Metra Devoto Project will be developed, the Company provided a first-priority mortgage on the real estate property purchased in favor of the previous owners of the Company. The mortgaged amount is US$ 4,800,000.

As of March 31, 2016 and December 31, 2015, the recorded value of the aforementioned mortgaged property amounts to
$ 68,329,398 and $ 67,656,250 (including the value of the plot and works in progress) and is included under the entry “Inventory” under the current assets.

7. On December 27, 2007, Marinas Río de la Plata SL and Marcelo Gomez Prieto entered into two Stock Pledge Agreements, one in favour of Marcelo Gómez Prieto and the other in favour of Marinas Río de la Plata SL (hereinafter, the “Stock Pledge Agreements”).  Pursuant to said agreements, each party granted the other, as security for the fulfilment of the financing obligations by both in connection with Marina Río Luján S.A., a first-priority security interest pursuant to Section No. 580 et seq. of the Code of Commerce of the Argentine Republic, on all the shares issued by Marina Río Lujan S.A. owned by the party who ultimately becomes the Pledger under each of the Stock Pledge Agreements.

The following is a description of the financing obligations secured under the Stock Pledge Agreements:

I. The financing policy of Marina Río Luján S.A. will be established by the Board of Directors with a view to attaining the most efficient financial and tax structure for the development of this real estate project.  These policies will be implemented substantially in the same condition as would have been obtained in the open market by unrelated third parties.

II. In first instance, Marcelo Gomez Prieto and Marinas Río de la Plata SL, through Marina Río Luján S.A., will try to obtain financing from independent third parties to develop the real estate project of that company.  For these purposes, Marina Río Luján S.A. will accept third-party financing on arm’s length terms.  In the event that such third party financing is not disbursed, each party will provide financing to the other for up to US$ 4,000,000.

On February 22, 2010, Marcelo Gómez Prieto consented, and the Company agreed, to assume all of the rights and obligations of Marinas Río de la Plata SL and replace it under the Stock Pledge Agreements.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 31. Restricted assets (continued)

8. As a result of certain demolition activities conducted in September 2006 on the premises of the “Astor Nuñez” urban project, Pico y Cabildo S.A. was served with process regarding a suit for “damages due to proximity” in 2009. The case is held before the 89th Civil Trial Court and the amount claimed is approximately $ 440,000.

On August 24, 2012, the Court granted a motion to dismiss filed by the Company based on the statute of limitations and such court decision was appealed by the plaintiff.  The case has been sent to the Court of Appeals and is now awaiting a decision.

As a consequence of the acquisition of shares of Pico y Cabildo S.A. by TGLT S.A., and to secure the outcome of the contingency mentioned above, the former shareholders made a time deposit on behalf of Pico y Cabildo S.A., which will be used solely to pay any obligations arising out of the claim filed against the Company.

Consequently, current assets as of March 31, 2016 and December 31, 2015 include the sums of $ 2,932,111 and $ 2,584,383, respectively, under the entry “Cash and Cash Equivalents”, and the sums of $ 2,932,111 and $ 2,584,383, respectively, included in current liabilities under the entry “Other accounts payables.”

9. Disposal of Monroe Real Estate is restricted due to a purchase option of such real estate delivered to a client as collateral for the payment of the option owned by the client, to resell to the Company a number of functional units acquired. The Board of Directors believes there is a low likelihood that such option will be executed by the client.

Note 32. Litigation

32.1. Health and Safety

During the last quarter of the fiscal year 2013, Maltería del Puerto S.A. was summoned three times as joint-and-several guarantor of Constructora Sudamericana S.A. for a subcontractor’s alleged violation of safety and health obligations.  The company submitted the requisite replies. The Ministry of Labour and Social Security of the Province of Santa Fe has not issued any resolution regarding these proceedings.

As of the date of these financial statements, we cannot determine whether the defendants will be held liable, or if the adverse resolution, if any, will extend to Maltería del Puerto S.A. as the owner of the property.  If monetary penalties are imposed, they must be paid, regardless of if an appeal is filed with the Labour Court of Appeals for the Province of Santa Fe.

The Board of Directors of the Company and its legal counsel estimate that the resolution of said claims should not generate significant material losses for the Company. As a result, as of March 31, 2016, no charges have been recognized in relation to this violation.

32.2. Labor Claims

On August 3, 2013, the Company was served, in its capacity as joint-and-several guarantor, with a labor claim. An administrative employee of Ingeniero Milia SA (“IGM”) demanded $ 124,500 from IGM and five other real estate developers, including Maltería del Puerto S.A. The case was submitted to Labour Court No 3 of the City of Rosario, Santa Fe. On September 10, 2013, the Company submitted the requisite replies. The case is currently being examined by the Court.

On October 30, 2013, the Company was served, in its capacity as joint-and-several guarantor, with a labor claim in which a construction worker sued IGM. The case was submitted to Labour Court No 2 of the City of Rosario, Santa Fe, for an amount of $ 123,513. On November 14, 2013 the Company submitted the requisite replies. The case is currently being examined by the Court.

In August 2014, Maltería del Puerto (now merged with Canfot SA) was served, in its capacity as joint-and-several guarantor, with a labor claim related to an employee of Rubén Bondino SRL. The case was submitted to Labour Court No 4 of the City of Rosario, for an amount of $ 23,526 plus other items to be judicially determined. On September 30, 2014, the Company submitted the requisite replies. The case is currently being examined by the Court.

On February 6, 2015, Maltería del Puerto (now merged with Canfot SA) received a summons for March 25, 2015 related to the demand “MIGUEL; GONZALO JAVIER c/MARMOLES MATO SRL AND OTHER ON PREPARATORY LEGAL PROCEEDINGS” (File No 1864/14). This is a labor claim served to Mármoles Amato Rubén Antonio Amato, Constructora Sudameiricana and Canfot SA. As of the date of these financial statements, the amount of the claim is unknown.

The Board of Directors of the Company and its legal counsel estimate that the resolution of the claims described above are not likely to generate significant material losses for the Company. As a result, as of March 31, 2016 no charges have been recognized in relation to this matter.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 32. Litigation (continued)

32.3. Ingeniero Guillermo Milia S.A. (IGM)

In February 2012, IGM (a company hired for the provision of concrete and masonry services for Forum Puerto Norte urban project) filed an insolvency petition before the Civil and Commercial Trial Court No. 1 in and for the City of Olavarría, in the case “Ingeniero Guillermo Milia S.A. s/Concurso Preventivo.”

Maltería del Puerto and the Company have appeared in court as unsecured creditors, claiming credits for the amount of $ 9,085,156 and $ 1,293,689, respectively.  On September 12, 2012, the Court disregarded the proof of claims filed by Maltería del Puerto as unsecured creditor and declared its credits inadmissible. For this reason, on October 12th, 2012, Maltería del Puerto filed a motion for review in the proceedings. On December 27, 2012 TGLT S.A. was served notification of the IGM SA commencement of review of its credit. TGLT submitted a reply on February 12, 2013.

On December 17, 2014, the judge declared the credit of Maltería del Puerto S.A. as admissible for the amount of $ 8,341,910.35.

As of the date of issuance of these financial statements, IGM SA is cancelling 40% of each commercial loan in a ten-installment annual payment plan.

As a consequence of the aforementioned, Canfot SA Board of Directors decided to set up an allowance for the amount of $ 4,650,167 included under the entry “Other receivables” within the current assets.

32.4. Tax claims

Worksite Advertising and Fence

On July 8, 2011, Dirección General de Rentas (General Revenue Bureau, dependent of the Governmental Administration of Public Revenue of the City of Buenos Aires) drafted a resolution for the works where “Forum Alcorta” urban project is being developed, due to an alleged failure to pay advertising fees regarding the fence surrounding the site and alleged failure to pay the fee for occupying the street right-of-way with the fence, understanding that the same had been placed on the street right of way (at a distance of approximately 35 centimeters from the municipal line).

Regarding the fee for occupying the street right-of-way, on November 3, 2011, Canfot S.A. adhered to a payment plan for the total amount of $ 601,800 (including principal and interest), to be paid in 60 monthly instalments.

As of March 31, 2016 and December 31, 2015, the outstanding liability totaled $ 76,719 and $ 103,961 (principal only), included in the entry “Other tax burden” under current liabilities.

32.5. Astor Palermo building project/Preliminary Injunction

On June 9, 2011, the Court for Administrative and Tax of the Autonomous City of Buenos Aires No. 9, Secretariat No. 18, developed a precautionary measure in the file No. 41,544, called “Asociación Amigos Alto Palermo c / Government of the Autonomous City of Buenos Aires s / Amparo”. This measure suspended the construction work of the building fronting on Beruti No. 3351/59 between Bulnes street and Coronel Diaz avenue of Buenos Aires.

On April 26, 2012, the Appeals Chamber decided to reverse the court ruling and have the lifting of the precautionary measure dictated timely, suspending the continuation of work on the “Astor Palermo”.  On June 30, 2015 the Judge decided to file the proceedings.

32.6. Astor Caballito building project /Preliminary Injunction

On August 14, 2012, the Court of Appeals on Administrative and Tax Matters of the City of Buenos Aires, enforced injunctions in two related proceedings involving the Astor Caballito Project, brought by certain neighbors associations against us questioning the validity of the construction plans.  Such injunctions ordered the suspension of construction on the premises of Astor Caballito.  We brought actions seeking the revocation of these decisions, which were further denied by the Supreme Court.  The evidence discovery period concluded on October 23, 2015, and the proceeding is pending a final decision by the court.  The permits for this project may be compromised if the court enforces the injunctions. Our agreements with Inversiones y Representaciones Sociedad Anónima, or IRSA, entered into in connection with the barter acquisition of the property, provide that if the potential size of the project is reduced due to a conflict with the plans, IRSA’s right to future units in the project is proportionally reduced.

32.7. Other claims

The following are updates that occurred during the periods relating to “Other claims”. For further information, please refer to our financial statements ended December 31, 2015.

•             On December 2, 2013 Maltería del Puerto (merged with Canfot SA) was notified about a claim before the General Arbitration Tribunal of the Rosario Stock Exchange for breach of contract. The claim relates to an alleged delay in the delivery of the functional unit and lack of under floor heating in the unit. As of the date of issuance of these financial statements, the file is pending substantiation of the resource for judgment nullity dated January 20, 2016 in the amount of $ 1,305,000.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 32. Litigation (continued)

32.7. Other claims (continued)

•             On June 25, 2013, Maltería del Puerto SA initiated an extrajudicial mediation against Aseguradora de Cauciones Compañía de Secures to claim the collection of payment under insurance policies in the amount of 823,626, and 823,686, or satisfy the mediation requirement for future claims related to patrimony. On August 13, 2013, the mediation process was finished without the parties having reached an agreement. The claim has been initiated as a consequence of IGM’s bankruptcy protection filing. IGM abandoned the construction of Astor Caballito without returning financial advances granted by TGLT SA (the subject of the above-referenced insurance policies claim) among other breaches of the construction contract and other damages to the Company. Considering the status and nature of the proceedings, the claim result is uncertain. As of the date of the issuance date, there is no payable sum nor is it possible to reasonably estimate the amounts that the Company may face if it is not successful in the mediation. In March 2014, the demand was filed. During March 2016, Canfot S.A. agreed with Aseguradora de Cauciones so as to receive a total amount of $ 1,200,000 in five consecutive payments, four of $ 250,000 and the last one of $ 200,000. At the date of issuance of these financial statements two of the five installments were received.

Note 33. Interest in other companies — Acquisitions and transfers

Merger between companies: TGLT S.A. and Green Urban Homes S.A.

On December 2, 2014, TGLT signed a Purchase Agreement by means of which TGLT SA acquired 100% of the shares of “Green Urban Homes SA” (GUHSA). GUHSA’s main asset was the ownership of a property with a total area of 6,227 square meters, in the City of Buenos Aires. The total purchase price of the shares of GUHSA acquired by TGLT SA under this Purchase Agreement was
 US$ 4,800,000, payable as follows: (a) US$ 500,000 on January 6, 2015; (b)  US$ 700,000 on January 5, 2016; (c) US$ 1,200,000 on January 5, 2017; (d)  US$ 1,200,000 on January 5, 2018; and (e)  US$ 1,200,000 on January 5, 2019. As of the date of these financial statements, TGLT had cancelled US$ 1,200,000.

As of March 31, 2016 and December 31, 2015, the sum to be cancelled amounted to $ 52,920,008 and $ 56,072,007, respectively, shown under “Other payables” within current liabilities for the amount of $ 17,640,008 and $ 9,128,007, respectively, and within the non-current liabilities for the amount of $ 35,280,0 00 and $ 46,944,0 00, respectively.

To secure the obligations assumed for the payment of the purchase price of shares, GUHSA (as guarantor) furnished a first-priority mortgage in favor of the sellers (as creditors) and at their satisfaction, over said property and regarding the obligations assumed by TGLT under the Purchase Agreement.

On March 31, 2015, the TGLT SA Board of Directors and GUHSA Board of Directors approved the Commitment to Merge, with TGLT as the surviving company and Green Urban Homes SA ceasing to exist. The benefits of this merger are the simplification of TGLT SA and GUHSA’s administrative structure, the benefits of centralized management and the elimination of double administrative structures with its subsequent double costs. The date for the reorganization was January 1, 2015.

On September 25, 2015, the Shareholders’ Meetings of both companies approved the merger and authorized the Company’s Board of Directors to approve the Definitive Merger Agreement. As of the date of these financial statements, the transaction is pending approval from the regulator.

Note 34. Risks — financial risk management

The Company is exposed to market, liquidity and credit risks that are inherent to the real estate business, as well as to the financial instruments used to finance real estate projects and for liquidity investments. The Company’s management regularly analyzes risks to report to the Board of Directors, and devises risk management strategies and policies.  Likewise, it monitors that the practices adopted throughout the Company are consistent with established policies.  It also monitors current policies and adapts or modifies them based on market changes and emerging Company needs.

34.1. Market Risks

The activities of the Company are exposed to risks inherent to the real estate development business in Argentina.  These include the following:

Risk of increasing construction costs

Most of our costs are pegged to the fluctuation of construction and material prices and labor rates. However, the Company uses a set of strategies to prevent losses, for example, adjusting the price lists monthly to reflect at least the projected increase of construction costs published by Chamber of Argentine Construction Companies (Cámara Argentina de la Construcción - CAC).

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 34. Risks — financial risk management (continued)

Risks of demand of our products

Financing for our real estate projects depends mostly on the amount of presales.  The demand for our products depends on several external factors. For this reason, the Company Management monitors the pace of sales, which allows project financing. We continuously control our sales speed and we make adjustments to our marketing strategy, including prices and discounts policies, with the objective of ensure the operative financing of our projects. In some cases, we have also adjusted our products in response to the market evolution.

Risk of suppliers’ contract default

The Company thoroughly evaluates the external contractors, both before and during performance of the contract, to reduce the risk of contractual default. The Company also requires insurance policies to cover the mentioned risks.

34.2. Financial Risks

Risks related to financing

TGLT accesses capital markets to finance additional costs with respect to project construction. FIX SCR SA Agente de Calificación de Riesgo (former Fitch Argentina Calificadora de Riesgo SA) has recently granted the Company a long-term rating of BBB (investment grade). This is also the reason why we keep permanent relations with the banking community and with national and international investors so as to obtain financing for our projects and refinancing our debts if it is needed.

Risk related to exchange rates

TGLT develops and sells its products in Argentina and Uruguay and consequently is exposed to risks arising from exchange rate fluctuations.

In particular, TGLT SA has debts in foreign currencies, such as the mortgaged loan granted by Canfot SA for Forum Alcorta project and corporate notes. Because of this, TGLT SA performed financial coverage transactions between the Argentine peso and the US dollar during this period to minimize the risks related to exchange rates of its financial liabilities. TGLT SA does not perform financial coverage transactions with speculative purposes.

Risks related to interest rates

TGLT is exposed to risks related to interest rates in its investment portfolio and in its financial liabilities. Our liabilities, in most of the cases, are tied to a reference interest rate, Private BADLAR. Historically, the BADLAR rate level has been below the CAC index, the one we use to adjust our sales and construction contracts. We estimated that, in case of a hypothetical increase of 100 bps in BADLAR Private Rate, our financial position would have suffered a loss of $ 109,875 approximately, and $ 147,644 would have been activated, and used in inventory construction for the three-month period ended March 31, 2016.

Risk originated in credits

The risks originated in credits may arise in cash and cash equivalents, deposits with banks and financial institutions, as well as with credits granted to clients, including other assumed credits and transactions. The Company actively controls the credit reliability of its liquid assets instruments and its counterparts related to derivate and insurance in order to minimize credit risks. Purchase agreements include strong penalties for breach in payment fulfillment, bringing about high costs for our clients and consequently, we do not register a high level of delay or failure in payment.

The Company finances its projects mainly by means of the pre-sale of units. Purchase agreements with our clients include, in general, a payment plan beginning with the agreement subscription and ending with the delivery of the finished product, with installments along the building process. Any irregularity or delay in payment constitutes a risk for project financing.

Credit risk related to the investment of cash and cash equivalent balances is managed directly by the Treasury.  The Company maintains deposits in accredited financial entities.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 34. Risks — financial risk management (continued)

Liquidity risks

TGLT’s financing strategy seeks to preserve adequate financing resources and access to additional liquidity.

Management keeps enough cash and cash equivalents to finance usual levels of transactions and believes that TGLT has adequate access to the market to finance short-term working capital needs.

During the first quarter of 2016, the operating cash flow reached $ 126.3 million, $ 330.2 million originated in collection sales. Additionally, $ 96.8 million was obtained by the issuance of corporate notes on February 23, 2016, and as a result, the cash and cash equivalents balance ended in $ 157.2 million.

Note 35. Financial instruments

During 2016, TGLT SA carried out hedge between the Argentinian peso and the US dollar to minimize the risks brought about by exchange rates on its corporate notes in the local market.

As of March 31, 2016 the amount related to financial instruments is included in “Financial instruments” in current assets for
$ 2,107,071 and as of December 31, 2015 these had been fully cancelled.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 36. Segment information

36.1. Introduction

The Company has adopted IFRS 8—Operating Segments, which provides that operating segments are identified on the bases of internal reports regarding the company components regularly reviewed by the Board of Directors, the main operating decision-maker, to allocate resources and assess performance. To conduct its business, both financially and operationally, the Company has established that each of its real estate undertakings represents a business segment: Forum Puerto Norte (FPN), Forum Alcorta (FFA), Astor Palermo (ASP), Astor Caballito (ASC), Astor Núñez (ASP), Venice (VEN), Forum Puerto del Buceo (FPB), Metra Puerto Norte (MPN), Faca Foster (FAF) (the last two result from the division of an ex FACA project), and Metra Devoto (MDV) among others. Likewise, it has been the Company´s decision to consolidate less significant projects within the description of income and assets and liabilities composition, considering them non-reportable segments as per IFRS regulations.

Company management uses the indicators summarized in the following sections:

36.2. Information on secured sales and collections

Information in million pesos.

	FPN	FFA	FPB (1)	ASP	ASN	VEN	Others (2)	TOTAL
SALES
(1) COMMERCIALIZED UNITS
In the period ended on 31.03.2016	—	3	2	1	36	25	38	105
In the period ended on 31.03.2015	2	3	23	3	13	4	18	66
Accrued as to 31.03.2016	452	150	216	206	284	304	441	2,053
Percentage of launched units	100%	97%	64%	98%	95%	65%	46%	60%

(2) SECURED SALES
In the period ended on 31.03.2016	—	30.8	22.1	3.3	93.5	46.2	59.7	255.7
In the period ended on 31.03.2015	2.5	44.4	55.7	11.7	25.6	5.5	22.5	167.9
Accrued as to 31.03.2016	432.4	1,053.2	1.151.2	364.9	500.2	523.3	515.3	4,540.6

(3) ADVANCES OF CLIENTS (*)
In the period ended on 31.03.2016	0.1	(125.0)	202.4	(3.2)	110.2	54.0	84.6	323.0
In the period ended on 31.03.2015	(29.9)	(47.3)	67.6	37.0	36.0	20.5	(1.3)	82.5
Accrued as to 31.03.2016	11.6	201.0	1.264.8	267.0	443.7	344.9	288.4	2,821.4

(4) REVENUE PER SALES
In the period ended on 31.03.2016	1.7	166.6	—	13.6	—	—	9.0	191.0
In the period ended on 31.03.2015	9.3	131.8	—	—	—	—	2.5	143.6
Accrued as to 31.03.2016	420.5	839.7	—	303.2	12.7	—	—	1.,576.1

(5) SALES RECEIVABLE
Accrued as to 31.03.2016	2.6	19.7	—	6.0	—	—	—	28.4

BALANCE RECEIVABLE (3)
For secured sales	9.5	63.6	142.3	6.5	75.9	190.1	292.0	779.9

Note: there are no external clients representing more than 10% of total secured sales.

(1)  The only project developed abroad (Montevideo, Uruguay).

(2) Includes Astor Caballito, Metra Puerto Norte, Proa (former FACA Foster), Metra Devoto and Other projects.

(3) The amount in Balance Receivable is calculated on cost basis only, without considering swap revaluations effects in advances of clients.

(*) Negative values represent delivery of Functional units.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 36.Segment information (continued)

36.3. Information on Inventory and investment budget

	FPN	FFA	FPB (1)	ASP	ASN	VEN	Others (2)	TOTAL
INVENTORY
(7) INVENTORY
As of 31.03.2016 (three-month period)	(2.1)	(116.9)	182.4	(1.9)	45.3	42.9	29.6	179.3
Accrued as of 31.12.2015	15.1	411.6	1.071.2	292.7	354.5	402.4	569.1	3,116.6
Accrued as of 31.03.2016	13.0	294.7	1.253.5	290.8	399.7	445.3	598.7	3,295.8
Accrued as of 31.03.2016 (net of interests)	12.6	265.8	1.253.5	278.5	338.0	428.3	598.7	3,175.4

(8) COST OF SOLD PRODUCTS
In the period ended on 31.03.2016	3.1	137.9	—	5.7	—	—	1.9	148.6
In the period ended on 31.03.2015	12.5	94.8	—	—	—	—	0.5	107.9
Accrued as of 31.03.2016	508.2	624.6	—	265.5	16.3	—	—	1,414.6
Accrued as of 31.03.2016 (net of interests)	489.5	556.0	—	227.9	13.6	—	—	1,287.0

(1) It considers only the accrued inventory proportional to the project launched stages.

(2) It includes Astor Caballito, Metra Puerto Norte, Proa, Metra Devoto and Other projects.

36.4. Information on the Income Statement, Assets and Liabilities

Fiscal period ended on March 31, 2016	FPN	FFA	FPB	ASP	ASN	VEN	Others (1)	TOTAL
(LOSS) INCOME BALANCE
Gross income per segment (4.a - 8.a)	(1.4)	28.7	—	7.9	—	—	7.1	42.3
Gross Margin	(80.3)%	17.2%	—	58.1%	—	—	78.7%	22%
Commercialization and management expenses								(49.7)
Other financial results and for holding, net								(17.7)
Other expenses								(0.1)
Loss for the period before income tax								(25.1)
FINANCIAL STATEMENT
ASSETS
Inventory
In building process	—	—	1,253.5	—	399.7	445.3	598.7	2,697.3
Finished units	13.0	294.7	—	290.8	—	—	—	598.5
Assets per segment	13.0	294.7	1,253.5	290.8	399.7	445.3	598.7	3,295.8
Trade and other receivables	2.6	19.7	—	7.9	—	—	(1.9)	28.4
Goodwill	—	79.4	—	—	10.6	21.5	—	111.4
Other current assets								544.0
Other non-current assets								419.0
TOTAL ASSETS								4,398.6
Advances in local and foreign currency	11.6	201.0	1,264.8	267.0	443.7	344.9	288.4	2,821.4
Short-term financial debt	—	19.2	145.5	—	48.9	30.8	87.8	332.2
Long-term financial debt							153.0	153.0
Other current liabilities								571.8
Other non-current liabilities								339.8
TOTAL LIABILITIES								4,218.3

Fiscal period ended on March 31, 2015	FPN	FFA	FPB	ASP	ASN	VEN	Others (1)	TOTAL
(LOSS) INCOME BALANCE
Gross income per segment (4.a - 8.a)	(3.2)	37.0	—	—	—	—	2.0	35.7
Gross Margin	(34.6)%	28.1%	—	—	—	—	80.0%	25%
Commercialization and management expenses								(29.9)
Other financial results and for holding, net								(10.5)
Other expenses								(0.1)
Loss for the period before income tax								(4.7)

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 36.Segment information (continued)

36.4. Information on the Income Balance, Assets and Liabilities (continued)

Fiscal year ended on December 31, 2015	FPN	FFA	FPB	ASP	ASN	VEN	Others (1)	TOTAL
FINANCIAL STATEMENT
ASSETS
Inventory
In building process	—	—	1,071.2	—	354.5	402.4	569.1	2,397.1
Finished units	15.1	411.6	—	292.7	—	—	—	719.4
Assets per segment	15.1	411.6	1,071.2	292.7	354.5	402.4	569.1	3,116.6
Trade and other receivables	2.5	25.0	—	3.6	—	—	—	31.1
Goodwill	—	79.4	—	—	10.6	21.5	—	111.4
Other current assets								368.6
Other non-current assets								390.7
TOTAL ASSETS								4,018.4
Advances in local and foreign currency	11.5	326.0	1,062.4	270.2	333.6	290.8	203.8	2,498.4
Short-term financial debt	—	83.5	92.2	—	42.5	17.7	156.1	392.0
Long-term financial debt	—	—	—	—	—	—	58.7	58.7
Other current liabilities								529.7
Other non-current liabilities								324.5
TOTAL LIABILITIES								3,803.3

(1) It includes Astor Caballito, Metra Puerto Norte, Proa, Metra Devoto and Other projects.

Note 37. Earnings per share

Basic and diluted earnings per share

The results and average estimated number of ordinary shares used for calculating basic earnings per share are the following:

	Mar 31, 2016	Mar 31, 2015
Result used for calculating earnings per basic share	(24,010,826)	(5,192,656)
Average estimated number of ordinary shares for purposes of earnings per basic share (all estimations)	70,349,485	70,349,485
Earnings per share	(0.34)	(0.07)

The average estimated number of basic shares was 70,349,485, the same as the average estimated number of diluted shares, as there were no debt securities convertible to shares as of March 31, 2016 and 2015.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 38. Assets and liabilities in foreign currency

	Mar 31, 2016				Dec 31, 2015
	Class and amount in foreign currency		Exchange rate	Total amount accounted for in pesos	Total amount accounted for in pesos
ASSETS
Current assets
Cash and cash equivalents :
Cash	US$	1,044	14.600	15,290	36,007
	UYU	5,782	0.462	2,671	19,798
				17,961	55,805
Banks	US$	9,034,188	14.600	132,020,094	14,572,580
	UYU	17,938,575	0.462	8,287,622	233,323
				140,307,716	14,805,903
Certificate of deposits	US$	2,160,643	14.700	31,663,400	2,584,383
Mutual funds	US$	250,000	14.600	3,649,993	6,051,016
Bonds and titles	US$	4,083,205	14.600	59,818,951	60,957,008
Accounts and other receivables:
Debtors per sale of goods	US$	1,573,598	14.600	22,974,532	22,813,020
Debtors for services rendered	US$	823	14.600	12,038	4,956
Other receivables:
Value added Tax	UYU	134,648,563	0.462	62,207,636	47,722,207
Net Worth Tax	UYU	83,110	0.462	38,397	3,766,294
Advance payments to work suppliers	US$	1,818,547	14.600	26,636,816	17,021,919
	UYU	36,379,424	0.462	16,807,294	2,006,786
				43,444,110	19,028,705
Security deposits	US$	54,600	14.600	797,640	707,004
Insurance to be accrued	US$	84,574	14.600	1,236,355	1,634,969
	UYU	58,324	0.462	26,946	35,956
				1,263,301	1,670,925
Expenses to be accounted for	US$	5,857	14.600	85,805	48,141
Collectable fund for equipment	US$	180,537	14.600	2,635,845	3,332,822
Advance payments for the purchase of real estate properties	US$	1,500,000	14.600	21,899,999	19,410,000
Sundry	US$	1,364	14.600	19,983	17,718
Receivables from related parties:
Accounts receivable	US$	5,723	14.600	83,557	74,056
Total current assets				390,920,864	203,049,963

Non current assets
Other receivables:
Security deposits	UYU	112,887	0.462	52,154	49,011
Tax assets:
Federal Tax	UYU	28,950	0.462	13,375	—
Total non-current assets				65,529	49,011
Total assets				390,986,393	203,098,974

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 38. Assets and liabilities in foreign currency (continued)

	Mar 31, 2016				Dec 31, 2015
	Class and amount in foreign currency		Exchange rate	Total amount accounted for in pesos	Total amount accounted for in pesos
LIABILITIES
Current Liabilities
Trades payable:
Suppliers	US$	1,051,691	14.700	14,881,333	9,676,702
	UYU	52,139,243	0.462	24,088,330	27,154,391
				38,969,663	36,831,093
Deferred checks	US$	640,341	14.700	9,380,996	8,987,989
	UYU	32,756,733	0.462	15,133,611	577,847
				24,514,607	9,565,836
Provision for expenses	US$	77,783	14.700	1,142,193	953,414
	UYU	—	0.462	—	50,661
				1,142,193	1,004,075
Provisions for works	US$	694,407	14.700	10,173,061	2,120,916
	UYU	35,472,983	0.462	16,388,518	4,950,099
				26,561,579	7,071,015
Insurance payable	US$	109,398	14.700	1,608,157	1,703,863
Contingency fund	US$	169,290	14.700	2,480,922	1,576,024
	UYU	17,484,372	0.462	8,077,780	5,721,948
				10,558,702	7,297,972
Building permit	UYU	31,192,792	0.462	14,411,070	21,978,955
Creditors per real estate purchase	US$	15,794,790	14.700	232,183,419	205,964,067
Short-term financial debt:
Short-term financial debt received	US$	12,021,520	14.700	176,219,914	109,865,697
Mortgage-backed bank borrowings	US$	—	14.700	—	25,729,155
Bank overdrafts agreements	US$	4,963	14.700	72,708	—
Corporate notes	US$	1,397,177	14.700	20,538,501	27,311,236
Salaries and social security:
Fees and wages payable	UYU	2,311,498	0.462	1,067,912	1,003,335
Social Security payables	UYU	190,957	0.462	88,222	112,338
13th Salary and holidays accrued	UYU	1,294,117	0.462	597,882	374,035
Other tax burdens:
Net worth tax provision	UYU	13,765,799	0.462	6,359,799	—
Withholdings and collections to be deposited	UYU	126,206	0.462	58,307	721,192
Outstanding sums due to related parties:
Borrowings	US$	—	14.700	—	17,682,838
Other accounts payable:
Sundry creditors	US$	199,463	14.700	2,932,111	2,584,383
Debt per purchase of shares	US$	1,200,000	14.700	17,640,008	9,128,007
Current tax liabilities
Net Income Tax	$U	1,470,422	0.462	679,335	43,815
Total current liabilities				576,204,089	485,972,907

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 38. Assets and liabilities in foreign currency (continued)

	Mar 31, 2016				Dec 31, 2015
LIABILITIES	Class and amount in foreign currency		Exchange rate	Total amount accounted for	Total amount accounted for
Non-current liabilities
Trades payable:
Building permit	UYU	20,589,504	0.462	9,512,351	8,780,560
Other payables:
Debt by purchase of shares	US$	2,400,000	14.700	35,280,000	46,944,000
Total non-current liabilities				44,792,351	55,724,560
Total liabilities				620,996,440	541,697,467

US$: United States doll$.  UYU: Uruguayan pesos.

Note 39. Investment in property under construction

On December 23, 2014, TGLT partnered with a group of independent investors and Bayer SA, and signed a Purchase Agreement by which they purchased a property with improvements from Bayer located in Belgrano neighborhood, City of Buenos Aires, on 1300 Monroe Street, 1300 Blanco de Encalada Street and 2400 Miñones Street, with a total area of 10,163 square meters. The value of such property amounts to US$ 12,626,261. TGLT’s share in this real estate acquisition represents 31.36% of the total.

Disposal of Monroe Real Estate is restricted, as mentioned in note 31.9.

Finally, buyers will be able to transfer all of their rights and obligations to: (i) a commercial company in which directly they hold 100% of its share capital; or (ii) a management trust. In such cases, the deed and delivery of possession will be made in favor of the company or trustee of the trust administration, as appropriate in each case.

As of March 31, 2016 and December 31, 2015, investment property under construction was $ 34,405,951 and $ 34,326,685, respectively.

Note 40. Determination of fair value

A. Financial Instruments per category

The following are financial assets and liabilities per financial instrument category and a reconciliation with the corresponding line shown in the consolidated financial statements.

The financial assets and liabilities as of March 31, 2016 and December 31, 2015 were as follows:

Concept	Financial Assets at their fair value with changes through profit or loss	Depreciated Cost	Investments held to maturity	Total
FINANCIAL ASSETS
Cash and cash equivalents	59,818,938	189,855,212	2,932,111	252,606,261
Financial Instruments	2,107,071	—	—	2,107,071
Accounts and other receivable	—	28,374,489	—	28,374,489
Other credits	—	284,290,193	—	284,290,193
Receivables from related parties	—	7,461,769	—	7,461,769
Total assets as of March 31, 2016	61,926,009	509,981,663	2,932,111	574,839,783

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 40. Determination of fair value (continued)

Concept	Financial Liabilities at their fair value with changes through profit or loss	Financial Liabilities valued at their depreciation cost	Total
FINANCIAL LIABILITIES
Trade and other accounts payables	—	455,517,680	455,517,680
Financial debt	322,466	484,950,384	485,272,850
Other accounts payable	—	56,567,883	56,567,883
Outstanding sums with related parties	—	35,418,354	35,418,354
Total liabilities as of March 31, 2016	322,466	1,032,454,301	1,032,776,767

Concept	Financial Assets at their fair value with changes through profit or loss	Depreciated Cost	Investments held to maturity	Total
FINANCIAL ASSETS
Cash and cash equivalents	60,957,008	31,531,932	2,584,383	95,073,323
Accounts and other receivable	—	31,119,108	—	31,119,108
Other credits	—	266,354,607	—	266,354,607
Receivables from related parties	—	7,952,268	—	7,952,268
Total assets as of December 31, 2015	60,957,008	336,957,915	2,584,383	400,499,306

Concept	Financial Liabilities at their fair value with changes through profit or loss	Financial Liabilities valued at their depreciation cost	Total
FINANCIAL LIABILITIES
Accounts and other accounts payables	—	424,481,742	424,481,742
Financial debt	276,076	450,479,346	450,755,422
Other accounts payable	—	59.372,160	59,372,160
Outstanding sums with related parties	—	35,418,354	35,418,354
Total liabilities as of December 31, 2015	276,076	969,751,602	970,027,678

A.            Financial Instruments per category

In the case of Sales receivable, other receivable and receivables from related parties, book value is considered to be near the fair value as such credits are substantially short-term.

In the case of trade payable, financial debt, other accounts payable and intercompany balances, their book value is considered to be near their market value.

B.            Determination of fair value

The Company has classified assets and liabilities measured at their reasonable value after their initial recognition in three levels of reasonable values, based on the relevance of the information used to determine them:

Level 1: measurement of reasonable values is derived from quotation prices (not adjusted) in active markets for identical assets or liabilities.

Level 2: the information used to determine the reasonable values includes: market price of similar instruments in active markets, market price of similar or identical instruments in inactive markets, or models of value determination which use information derived from market information or may be observed with market information.

Level 3: the information used to determine reasonable values cannot be observed and is significant to determine such values. Such information requires the significant judgment and estimates of Company management.

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 40. Determination of fair value (continued)

Assets and liabilities measured at their fair value as of March 31, 2016 and December 31, 2015 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	59,818,951	—	—	59,818,951
Financial Instruments	2,107,071	—	—	2,107,071
Totals as of March 31, 2016	61,926,022	—	—	61,926,022

Liabilities
Other Financial Liabilities	322,466	—	—	322,466
Totals as of March 31, 2016	322,466	—	—	322,466

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	60,957,008	—	—	60,957,008
Totals as of December 31, 2015	60,957,008	—	—	60,957,008

Liabilities
Other Financial Liabilities	276,076	—	—	276,076
Totals as of December 31, 2015	276,076	—	—	276,076

Note 41. Share Capital Reduction

During the fiscal year ended December 31, 2015, the Company incurred significant losses, which, when combined with prior losses, surpassed 50% of the Company’s share capital plus 100% of its reserves. Therefore, section 206 of Law 19550 (Business Organizations) requires the Company to reduce its share capital or restructure its equity.

At the Extraordinary Shareholders’ Meeting held on April 14, 2016, the absorption of accumulated losses with the issuance premium was approved.

Note 42. Stock options

At the shareholders’ meetings held on October 30, 2009, December 20, 2011, April 30, 2014 and April 16, 2016, a plan to establish options to purchase stock was approved as compensation for certain of our current and future officers and senior employees.  As approved by the shareholders, such options carry the right to subscribe for up to a pre-determined number of shares equal to 7% of our current capital stock (i.e., 70,349,485 shares) including the shares issued under these options, subject to any adjustments and to the terms and conditions determined by the board of directors.

On November 10, 2011 and December 11, 2012 the board of directors approved an incentive plan based on stock options for the benefit of our executives and employees in accordance with the resolutions adopted by the shareholders.  The main features and conditions of this plan are, among others:

i.                        Purpose: attract and retain the services of exceptionally competent executives and employees, and provide them with an incentive to boost their efforts on our behalf;

ii.                     Plan Management: the plan will be managed by the compensation committee, with ample powers to establish the final terms and conditions of the documents implementing the plan and the beneficiaries thereunder;

iii.                  Beneficiaries: senior employees;

iv.                 Shares subject to the plan: shares subject to the plan may not exceed in the aggregate 7% of our common shares after giving effect to the issuance of shares subject to the plan (on a post-dilution basis);

v.                    Vesting and collection of benefits: every option may be exercised on the date to be determined by the compensation committee, as stated in the respective stock option agreement, and in any case, not later than ten years after the date granted.  Unless otherwise expressly stated, an option will vest and may be exercised in respect of shares subject to the option at a rate of one fourth per year until the fourth anniversary of the date when granted;

TGLT S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 42. Stock options (continued)

vi.                 Form of payment of the price: the price of the shares shall be paid in cash, in Pesos.  Issuance of shares subject to the plan will be conditional upon payment to us of the full price of the option by the beneficiary under the plan; and

vii.              Lock-up: shares subscribed under the plan may not be sold, transferred or disposed of by the holders thereof until 180 days after the date of subscription.

The plan will be managed by the compensation committee, whose members are Federico Nicolás Weil, Darío Ezequiel Lizzano and Ralph Faden Reynolds. The compensation committee is responsible for establishing the final terms and conditions of the documents implementing the plan and the beneficiaries thereunder.

As of the date of these financial statements, the compensation committee has not granted any stock options under this plan, as the proceedings to obtain the required CNV consent (File Nº 2074/13) for such action have not been completed.

On April 14, 2016, our Shareholders’ Meeting approved the issuance of stock options for up to 5% of the number of shares to be issued as a result of this offering, to be granted to officers and employees of our company. At such Shareholders’ Meeting, the Shareholders delegated the determination of the terms and conditions for the issuance of such stock options to the Board of Directors.

Note 43. Subsequent events after March 31, 2016

There have been no events or transactions between the closing date of this period and the issuance of these financial statements significantly modifying the equity of the Company as of March 31, 2016, or the period the income balance ended to such date.

On April 14, 2016, shareholders of the Company at the Shareholders’ Meeting resolved, among other matters, to (i) absorb the accumulated loss with the account “Premiums of issuance” for $ 257.434.075, (ii) appoint new board members; (iii) increase the Company’s capital stock by $ 345,000,000, i.e., from $ 70,349,485 to $ 415,349,485 through the issuance of $ 345,000,000 common shares with a share issue premium between $ 13 and $ 24 to be offered for subscription in Argentina and/or abroad]; (iv) file a registration statement with the SEC and request the listing of the shares on the NYSE or NASDAQ; (v) permit the issuance of stock options of up to 5% of the shares to be issued pursuant to the aforementioned capital increase for the benefit of certain officers and employees; and (vi) approve certain amendments to the Company’s By-Laws relating to a new plan of development and growth and to conform with recent changes to Argentine regulations such as the new Capital Markets Law and the new Civil and Commercial Code and with certain SEC and exchange requirements.

In April 2016, Federico Weil entered into an employment agreement with the Company. The employment agreement provides that Federico Weil shall be the chief executive officer of TGLT, and will be responsible for the management and administrative direction of TGLT. In case of his termination without cause, Federico Weil will be entitled to a special indemnification payment equal to twice the severance payment owed to him under Argentine labor law. The agreement includes exclusivity, non-compete and non-solicitation clauses applicable to Federico Weil.

Note 44. Approval of the financial statements

These consolidated financial statements as of March 31, 2016 have been approved by the Company’s Board of Directors on June 9, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Adler, Hasenclever & Asociados S.R.L.
Contadores Públicos
Av. Corrientes 327 Piso 3,
(1043) Ciudad de Buenos Aires
Argentina

T 5411 4105 0000
F 5411 4105 0100
www.gtar.com.ar

Board of Directors and Shareholders

TGLT S.A.

We have audited the accompanying consolidated balance sheets of TGLT S.A., an argentine corporation, and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flow for each of the two years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the International Standards on Auditing as adopted by the Argentine Technical Resolution N° 32 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (Argentine accounting regulator). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TGLT S.A. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adler, Hasenclever & Asociados S.R.L.

Contadores Públicos

Av. Corrientes 327 Pº 3

C1043AAD Buenos Aires, Argentina

April 27, 2016

CONSOLIDATED FINANCIAL STATEMENTS

TGLT S.A.

AS OF DECEMBER 31, 2015 AND 2014

TGLT S.A.

Place of Business: Av. Scalabrini Ortiz 3333 — 1st Floor

City of Buenos Aires, Argentine Republic

FISCAL YEAR NO. 11 and 10 STARTED ON JANUARY 1, 2015 and JANUARY 1, 2014.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014

TGLT GROUP, PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos)

Performance: Management of real estate projects and undertakings, urban development; planning, evaluation, scheduling, formulation, development, implementation, administration, coordination, supervision, handling, organization, direction and performance in the management of real estate businesses; exploitation of trademarks, patents, methods, formulas, licenses, technologies, know-how, models and designs; every form of commercialization; study, planning, projection, advisory and/or execution of all types of public and/or private, national and/or provincial works, in rural real estate, urban dwellings, offices, premises, neighborhoods, towns and cities, roads, engineering and/or architectural works in general, managing, plan and project drawing, interventions in biddings of public or private works, and taking over works already started; import and export of building machinery, tools and materials; acting as a non-financial guarantor (trustee).

Date of registration with Inspección General de Justicia (registry of business organizations for the City of Buenos Aires):

• Bylaws: June 13, 2005

• Last amendment: September 30, 2014

Registration ID with Inspección General de Justicia: 1.754.929

Bylaws maturity date:  June 12, 2104

C.U.I.T. (taxpayer identification number): 30-70928253-7

Information about controlled companies: See Note 4.2 to the consolidated financial statements.

Information about controlling parties: See Note 20 to the consolidated financial statements.

Share capital

(figures in Argentine Pesos)

Shares	Issued, subscribed and paid-in share capital

Ordinary, book-entry shares, carrying one vote each with a par value of (P.V.) $ 1	70,349,485

70,349,485

TGLT S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos -$)

	Notes	Dec 31, 2015	Dec 31, 2014
ASSETS
Current assets
Cash and cash equivalents	5	95,073,323	56,369,468
Financial instruments	35	—	4,107,049
Account receivables	6	31,119,108	18,021,017
Other receivables	7	265,525,202	205,277,389
Receivables from related parties	29	7,952,268	10,635,922
Inventory	8	3,116,583,692	2,376,299,432
Total current assets		3,516,253,593	2,670,710,277
Non-current assets
Other receivables	7	829,405	2,090,895
Investment property under construction	39	34,326,685	33,982,480
Property, plant and equipment	9	9,849,355	9,428,093
Intangible assets	10	1,245,509	956,836
Tax assets	11	344,494,133	316,202,979
Goodwill	12	111,445,604	111,445,604
Total non-current assets		502,190,691	474,106,887
Total assets		4,018,444,284	3,144,817,164

LIABILITIES
Current Liabilities
Accounts payable	13	415,701,182	245,294,477
Short-term financial debt	14	392,037,742	291,379,211
Financial Instruments	35	—	6,245,796
Salaries and social security	15	19,789,322	11,389,224
Current tax liabilities	16	7,412,394	5,854,872
Other tax burden	17	38,980,268	10,110,333
Outstanding sums due to related parties	29	333,973,297	285,030,570
Advanced payments of clients	18	2,199,841,286	1,592,639,577
Other accounts payables	19	12,428,160	6,441,024
Total current Liabilities		3,420,163,651	2,454,385,084
Non-current liabilities
Accounts payable	13	8,780,560	9,566,478
Long-term financial debt	14	58,717,680	92,917,581
Other tax burden	17	3,120,044	103,961
Other accounts payable	19	46,944,000	36,808,000
Deferred tax liabilities	28	265,599,814	267,476,178
Total non-current liabilities		383,162,098	406,872,198
Total liabilities		3,803,325,749	2,861,257,282

EQUITY
Equity atributable to owners of the parent		172,124,894	238,025,268
Equity allocated to the non-controlling interest		42,993,641	45,534,614
Total equity		215,118,535	283,559,882
Total liabilities and equity		4,018,444,284	3,144,817,164

Notes 1 to 45 are an integral part of these financial statements.

TGLT S.A.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

	Notes	Dec 31, 2015	Dec 31, 2014
Revenue from ordinary activities	22	829,008,092	415,421,582
Cost of ordinary activities	23	(655,230,877)	(348,677,952)
Gross profit		173,777,215	66,743,630

Sales expenses	24	(75,730,914)	(46,401,344)
Administrative expenses	25	(84,119,234)	(60,663,340)
Operating profit / (loss)		13,927,067	(40,321,054)

Other expenses	10	(383,313)	(450,551)
Financial results
Exchange difference	26	(34,281,821)	(39,195,073)
Financial income	26	45,117,460	97,366,655
Financial costs	26	(82,579,088)	(40,154,554)
Other income and expenses, net	27	198,209	8,621,645
Loss before tax		(58,001,486)	(14,132,932)

Income tax benefit / (expense)	28	10,378,684	(3,687,354)
Loss for the year		(47,622,802)	(17,820,286)

Other comprehensive income that will be reclassified as gain or loss
Difference for the conversion of a net investment abroad		(20,823,545)	(672,872)
Total of other comprehensive loss		(20,823,545)	(672,872)
Total comprehensive loss for the year		(68,446,347)	(18,493,158)

Loss for the year attributable to:
Equity holders of the parent		(45,076,829)	(18,712,938)
Non-controlling interest		(2,545,973)	892,652
Total loss for the year		(47,622,802)	(17,820,286)

Attributable to Equity holders of the parent
Base	37	(0.64)	(0.27)
Diluted	37	(0.64)	(0.27)

Total comprehensive loss for the year attributable to:
Equity holders of the parent		(65,900,374)	(19,385,810)
Non-controlling interest		(2,545,973)	892,652
Total loss for the year		(68,446,347)	(18,493,158)

Notes 1 to 45 are an integral part of these financial statements.

TGLT S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

(figures expressed in Argentine pesos - $)

	Shareholders’ contribution				Reserves			Results	Shareholders’ equity allocated to:
Concept	Share capital	Premiums of issuance	Capital Contribution	Total	Transactions between shareholders	Foreign currency translation reserve	Legal reserve	Retained earnings	Equity holders of the parent	Non-controlling interest	Total

Balances as to January 1, 2015	70,349,485	378,208,774	8,057,333	456,615,592	(5,486,223)	(750,855)	4,000	(212,357,246)	238,025,268	45,534,614	283,559,882

Application of reserves (1)	—	—	(5,486,223)	(5,486,223)	5,486,223	—	—	—	—	—	—

Sale of non-controlling share (2)	—	—	—	—	—	—	—	—	—	5,000	5,000

Loss for the year	—	—	—	—	—	—	—	(45,076,829)	(45,076,829)	(2,545,973)	(47,622,802)

Other comprehensive loss, net of tax	—	—	—	—	—	(20,823,545)	—	—	(20,823,545)	—	(20,823,545)

Total comprehensive loss for the year	—	—	—	—	—	(20,823,545)	—	(45,076,829)	(65,900,374)	(2,545,973)	(68,446,347)

Balances as of December 31, 2015	70,349,485	378,208,774	2,571,110	451,129,369	—	(21,574,400)	4,000	(257,434,075)	172,124,894	42,993,641	215,118,535

(1)         As per the General Ordinary Shareholders’ Meeting on April 30, 2015.

(2)         For the sale of shares of Sitia S.A.

Notes 1 to 45 are an integral part of these financial statements.

TGLT S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

(figures expressed in Argentine pesos - $)

	Shareholders’ Contribution				Reserves			Results	Shareholders’ equity allocated to:
Concept	Share capital	Premiums of issuance	Contribution of capital	Total	Transactions between shareholders	Foreign currency translation reserve	Legal Reserve	Retained earnings	Equity holders of the parent	Non-controlling interest	Totals

Balances as to January 1, 2014	70,349,485	378,208,774	8,057,333	456,615,592	—	(77,983)	4,000	(193,644,308)	262,897,301	39,155,739	302,053,040

Acquisition of non-controlling share (1)	—	—	—	—	(5,486,223)	—	—	—	(5,486,223)	5,486,223	—

(Loss) / Profit for the year	—	—	—	—	—	—	—	(18,712,938)	(18,712,938)	892,652	(17,820,286)

Other comprehensive loss, net of tax	—	—	—	—	—	(672,872)	—	—	(672,872)	—	(672,872)

Total comprehensive (Loss) / Income for the year	—	—	—	—	—	(672,872)	—	(18,712,938)	(19,385,810)	892,652	(18,493,158)

Balances as of December 31, 2014	70,349,485	378,208,774	8,057,333	456,615,592	(5,486,223)	(750,855)	4,000	(212,357,246)	238,025,268	45,534,614	283,559,882

(1)         For the acquisition of shares of Maltería del Puerto S.A.

Notes 1 to 45 enclosed hereto are part of these financial statements.

TGLT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

	Dec 31, 2015	Dec 31,2014
Operating activities
Loss for the year	(47,622,802)	(17,820,286)

Adjustments to obtain the cash flow provided by operating activities
Deffered income tax expense (benefit)	(10,378,684)	3,687,354
Depreciation of Property, plant and equipment	2,895,640	3,065,883
Amortization of Intangible assets	383,313	450,551
Effect of financial statements conversion	(21,511,320)	(1,066,483)
Gain on advanced payments of clients in foreign currency	—	(38,908,204)

Changes in operating assets and liabilities
Accounts receivables	(13,098,091)	(9,157,459)
Other receivables	(58,986,323)	(80,869,200)
Receivables from related parties	2,683,654	(2,153,886)
Inventory	(740,284,260)	(506,730,956)
Tax assets and deferred tax liabilities	(7,550,236)	4,642,141
Accounts payable	169,620,787	32,102,097
Accrued salaries and social security	8,400,098	5,072,714
Other tax burdens	31,886,018	3,730,045
Outstanding sums with related parties	48,942,727	43,089,821
Advanced payments of clients	607,201,709	421,560,335
Other payable	16,123,136	39,855,749
Tax on Minimum Presumed Income	(10,681,076)	(12,712,160)
Net cash flows used in operating activities	(21,975,710)	(112,161,944)

Investment activities
Investments not considered as cash	(921,873)	(408,913)
Payments for the purchase of investment property under construction	(344,205)	(33,982,480)
Payments for the purchase of property, plant and equipment	(2,708,824)	(3,776,610)
Income from sales of property, plant and equipment	—	15,018
Payments for the purchase of intangible assets	(592,289)	(360,724)
Net cash flows used in investing activities	(4,567,191)	(38,513,709)

Financing activities
Proceed for financial debt (Note 14)	66,458,630	84,453,861
Financial instruments	(2,138,747)	1,061,322
Sale Non-controlling interest	5,000	—
Net cash flows provided by financing activities	64,324,883	85,515,183

Net increase (decrease) in cash and cash equivalents	37,781,982	(65,160,470)
Cash and cash equivalents at the beginning of the commercial year	54,706,958	119,867,428
Cash and cash equivalents, at year end (See Note 5)	92,488,940	54,706,958

Notes 1 to 45 are an integral part of these financial statements.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 1. Information about the Company

1.1. Introduction

TGLT S.A. (hereinafter “the Company”, “TGLT” or “the Corporation”) is a corporation incorporated in Argentina, dedicated to the development of residential real estate. TGLT operates in the main urban centers of Argentina and Uruguay.  TGLT was founded in 2005 by Federico Weil, and in 2007 entered into a strategic alliance with PDG Realty S.A. Empreendimentos e Participações (hereinafter “PDG”), one of the main real estate developers in Latin America. In April 2015, PDG sold its shares of TGLT to Bienville Argentina Opportunities Master Fund and PointArgentum Master Fund LP (See Note 20). TGLT initially focused on projects for high income segments of society, and is now gradually extending its offering of products to medium income segments and commercial offices.

TGLT is a developer in the Argentine residential market with a presence in Uruguay. It is currently developing ten projects in high in-demand urban areas in Argentina and Uruguay, each of which are in different phases of the development process, from product design and permissioning to pre-construction and construction.

In November 2010, the Company conducted an Initial Public Offering (“IPO”) of its shares in Argentina and abroad. Currently, the shares of the Company are listed on the Buenos Aires Stock Exchange and in BM&FBOVESPA of Brazil, by means of Brazilian Depositary Receipts or BDRs. The American Depositary Receipts (ADRs) Level I program, which represents the shares of the Company, are traded on the Over the Counter market, or Pink Sheets. As of December 31, 2015, the Company’s ordinary shares can be converted into BDRs or ADRs at a ratio 5:1.

1.2. Business Model

TGLT is focused on the development of residential real estate in Argentina and Uruguay. TGLT’s business model is based on its ability to identify the best plots of land and to build high-quality residential projects.  With the support of a team of professionals, the standardization of processes, and the support of management, TGLT believes it has the tools that allow it to continuously launch new projects and to operate a large number of projects simultaneously.

TGLT participates exclusively or substantially in each of the projects it develops, and it is committed to each project aligning with the interests of its shareholders.

The TGLT management team controls and is part of every function performed in connection with real estate development, from the search and acquisition of land, product design, marketing, sales, construction management, purchase of supplies, post-sale services and financial planning, with the counsel of businesses specialized in each development stage.  Although the control of these functions and related decisions are made by TGLT, the performance of some tasks, such as architecture and construction, are delegated to specialized companies, which are supervised by TGLT.

The TGLT business model assumes a quick project launch.  Once the Company acquires a plot of land, it plans to launch the project or the stages of the project within three to six months.

1.3. Company structure

The structure of TGLT and its subsidiaries (hereinafter “the Group”) is shown in the following chart:

The Group carries out the development of its real estate projects by TGLT S.A. or its subsidiaries. TGLT Uruguay S.A. (previously Birzey International S.A.) is an investment company in Uruguay, which is a holding company for our projects in Uruguay.  FDB S.A. is a company domiciled in Montevideo, Uruguay.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 1. Information about the Company (continued)

1.3. Company structure (continued)

According to assessments made by management, in light of IFRS 10 and 11, the participation of Marina Río Luján S.A. does not meet the definition of joint agreement, as the joint government agreement with Marcelo Gómez Prieto regarding Marina Río Luján S.A.’s relevant activities represents a protective agreement rather than a substantive one. Following IFRS 10 and 11, the Company has excluded the consideration of the aforementioned agreement in testing the control of Marina Río Luján S.A., but instead has based its analysis on: (a) the power implied in the ownership of its stake in Marina Río Luján SA (which confers substantive rights); (b) the Company’s exposure to variable returns from its involvement in Marina Rio Luján S.A.’s activities; and (c) the ability to use the power that gives the Company the capacity to direct the relevant activities of Marina Río Luján S.A. to affect the Company’s performance. Based on this analysis, the Company presents Marina Río Luján S.A. as a subsidiary, consolidating it following the procedures described in IFRS 10.

Note 2. Statement of compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Note 3. Criteria for Presenting the Consolidated Financial Statements

3.1. Criteria for the presentation

The Consolidated Balance Sheets and related Consolidated Statements of loss and Other Comprehensive loss, Changes in Equity, and Cash Flow as of and for the years ended December 31, 2015 and 2014 have been presented pursuant to the provisions of IFRS as issued by the IASB.

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with Technical Resolution (RT) 26, amended by RT 29, of the Argentine Federation of Professional Accounting Councils (FACPCE), as adopted by the City of Buenos Aires Accounting Council (CPCECABA), and as required by the Argentine securities regulator (CNV) for most of public companies.

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”. In compliance with the provisions of IAS 29, the management of the Company periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Company operates. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a hyperinflationary economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

As inflation in Argentina has risen in the past years, management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative characteristics provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph.

On the basis of the analysis made by management and other evidence available at the date of issuance of these consolidated financial statements, management concluded that Argentina does not qualify as a “hyperinflationary” country in terms of IAS 29.

While the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1st, 2012, Decree No. 664/03 continues to be in force at the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities — including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III Article 3 - paragraph 1).

Management of the Company believes that the periodic assessment of the macroeconomic environment in Argentina and the possible restatement of financial statements in accordance to IAS 29, represent an element of care and concern for investors, analysts and regulators of capital markets where Argentine companies list their equity and debt securities, because of the significant impact that such restatement might have on their financial position and results of operations, including TGLT.

Management of the Company will continue monitoring the evolution of inflation in Argentina in order to comply with the requirements of IAS 29.

These consolidated financial statements correspond to the twelve month period that began on January 1, 2015 and ended on December 31, 2015. According to IFRS and as required by the U.S. Securities and Exchange Commission for an Emerging Growth Company, the Company presents consolidated accounting information, the Consolidated Statement of Income and Other Comprehensive Income, the Consolidated Statement of Changes in Equity and the Consolidated Cash Flow Statement in comparison with the fiscal year ended December 31, 2014.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 3. Criteria for Presenting the Consolidated Financial Statements (continued)

3.2. Newly Issued Standards and Interpretations - Issued Standards and Interpretations not yet adopted as to this date

The following is a list of IFRS standards issued, but not yet enforced, as of the issuance date of these financial statements. The list includes only those issued standards which the Company deems applicable in the future.

IFRS 9 Financial Instruments (applicable to fiscal years beginning on or after January 1, 2018).

IFRS 9 Financial Instruments was issued in November 2009 and modified in October 2010 and introduces new requirements for the classification and measuring of financial assets and liabilities and for their writing off. IFRS 9 sets forth that all financial assets within IFRS 39 Financial Instruments (recognition and measurement) be measured afterwards at depreciated cost or fair value. Specifically, debt investments kept within the business model whose aim is to cash contractual cash flows, and with contractual cash flows, which are only payments of principal or interest over the current principal, are usually measured at depreciated cost at each subsequent period end. All the remaining debt investments or patrimony are measured at the fair value at the end of subsequent fiscal years.

The most significant effect of IFRS 9 in relation to the classification and measurement of financial liabilities relates to accounting the changes in the fair value of financial liabilities (marked as financial liabilities at fair value with changes in results) attributable to changes in credit risk of such liabilities.

Specifically, as per IFRS 9, for financial liabilities marked as financial liabilities at fair value with changes in results, the amount of the change in the fair value of that financial liability attributable to the changes in the credit risk of such debt is recognized through other comprehensive results, unless the recognition of the changes in the credit risk of that debt in other comprehensive results gives rise to an accounting unbalance. The changes in the fair value attributable to credit risk of a financial liability are not subsequently re classified as results.

Before IFRS 9, as per IAS 39, the total amount of the change in the fair value of the financial liability measured at fair value with changes in results were recognized in losses and profits.

In November 2013, IFRS issued an amendment to IFRS 9 as part of a stage of coverage accounting within the project for financial instruments accounting. The modifications include the withdrawal of the date of enforceability (beginning on January 1, 2015), to provide time to the IASB to finish other aspects of the project. On July 24, 2014, the IASB published the final version of IFRS 9 which includes the classification and measurement, depreciation and coverage accounting of IASB project to replace IAS 39. This version adds a new model of impairment of the expected loss and limited modifications to the classification and measurement of financial assets. The regulation replaces all previous versions of IFRS 9 and is effective for fiscal years beginning on or after January 1, 2018.

Management has stated that said modifications shall be adopted in the Company’s financial statements for the fiscal year beginning on January 1, 2018. As of this date, Management has not determined the effect of this modification on the Company’s financial statements.

IFRS 15 Revenue from contracts with customers (applicable to fiscal years beginning on or after January 1, 2017)

IFRS 15 Revenue per agreements with clients was issued in May 2014 and is applicable to fiscal years beginning on or after January 1, 2017. The regulation specifies how and when revenue should be recognized, as well as the additional information the Company must provide in its financial statements. It also provides a unique five-step model to be applied to agreements with clients.

Management stated that said modifications shall be adopted in the Company’s financial statements for the fiscal year beginning on or after January 1, 2017. Management is currently assessing the potential effects of this modification on the Company’s financial statements.

IFRS 16 Leases (applicable to fiscal years beginning on or after January 1, 2019).

IFRS 16 Leases was issued in January 2016 and is applicable to fiscal years beginning on or after January 1, 2019. IFRS 16 removes the twofold accounting model for leases which makes a distinction between financial lease agreements registered within the income statement, and operating leases for which the recognition of future lease installments is not due. Instead, it adopts a unique model, within the statement, similar to the present financial lease.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 4. Summary of the Main Accounting Policies Applied

4.1. Applicable accounting standards

These consolidated financial statements have been prepared using specific measurements required by IFRS for each type of asset, liability, revenue, and expenses. The consolidated reports attached are presented in pesos ($), the legal tender of Argentina, prepared on the basis of TGLT S.A.’s accounting entries and its controlled subsidiaries. Preparation of this financial report, for which the Company’s Board of Directors is responsible, requires the Board to perform certain accounting estimates and use its judgement when applying certain accounting standards.

4.2. Consolidation Criteria

TGLT’s consolidated financial statements include financial information from the Company and its controlled subsidiaries.

The financial statements of the controlled subsidiaries used to prepare the consolidated financial statements were prepared according to other Argentine accounting standards. Based on the foregoing paragraph, and for the purposes of applying accounting regulations standardized with TGLT S.A., the standards used by the exclusive or joint controlled subsidiaries and those resulting from the application of Technical Resolution No. 26 (application of the IFRS) were reconciled for the following items:  a) total shareholder’s equity and b) net Profit / (Loss) for the year (according to the standard applied) and net Profit / (Loss) for the year (according to IFRS), and that amount to the total comprehensive Profit / (Loss) for the year.

In the case of TGLT Uruguay S.A. and its subsidiary FDB S.A., the assets and liabilities were converted to Argentine pesos at the exchange rates in effect as of the date of those financial statements.  The income accounts were converted to Argentine pesos at the exchange rates in effect as of the date of those transactions.

In all cases, the credit and debt and transactions among entities of the consolidated group were eliminated during consolidation.  The income resulting from transactions among members of the consolidated group that were not distributed to third parties and included in the final asset balances were eliminated completely. The controlled companies whose financial statements have been included in these consolidated financial statements are the following:

Company	Type of Control	12/31/2015	12/31/2014
Canfot S.A. (1)	Unique	91.67%	91.67%
Marina Río Luján S.A.	Unique	49.99%	49.99%
TGLT Uruguay S.A.	Unique	100.00%	100.00%
SITIA S.A.	Unique	95.00%	95.00%
Green Urban Homes S.A.(2)	Unique	—	100.00%

(1)         Maltería del Puerto S.A. has been merged with Canfot S.A. For more information see Note 33.1.

(2)         Green Urban Homes S.A. is a company acquired by TGLT S.A. See Note 33.2.

Non-controlling interest, presented as part of the shareholder’s equity, represent the part of profits or losses and net assets of a subsidiary, which are not owned by TGLT.  Management ascribes total other comprehensive income or loss of the subsidiaries to the owners of the controlling company and the non-controlling interest based on their respective shares.

4.3. Functional Currency

For the purposes of these consolidated financial statements, the income and balances of each entity are expressed in pesos (legal tender of the Argentine Republic), which is the functional currency (currency of the main economic environment in which a company operates) for all companies with a legal domicile in the Argentine Republic, being the currency in which consolidated financial statements are presented. The functional currency of TGLT S.A. Uruguay and its subsidiary FDB S.A., each located in Uruguay, is the American dollar.

Transactions in currencies other than the entity’s functional currency (foreign currency) were entered using the exchange rates on the dates when the transactions were performed.  At the end of each fiscal year reported, the monetary items expressed in foreign currencies were converted using the exchange rates in effect on that date.

The non-monetary items entered at their fair value, expressed in foreign currencies, were reconverted using the exchange rates in effect on the date when the fair value was determined.  Non-monetary items calculated in terms of historical costs in foreign currency were not reconverted.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 4. Summary of the Main Accounting Policies Applied (continued)

4.4. Loan Costs

The financial costs incurred through financial debt obtained to directly finance real estate urban projects (undergoing development), are included as part of the cost of such assets, in accordance with the provisions set forth in IAS 23 “Loan Costs” Additionally, for generic financial debt (that is, those not assigned specifically to a particular real estate urban project) the assignment criterion provided for in paragraph 14 of IAS 23 was used. The amount of costs for financial debt capitalized during the fiscal years reported does not exceed the total loan costs incurred during that same year and fiscal years, respectively. The remaining loan costs are included as profits and losses when they are incurred.

4.5. Taxes

The Income Tax expense represents the total current Income Tax, generated by tax losses, and the Deferred Tax, that results from temporary differences between accounting and tax measurements.

4.6. Current Taxes

The charge for the current tax was based on the tax losses recorded for the fiscal year.  The tax income differed from the income reported in the consolidated statement of comprehensive income due to the income or taxable expense or deductible items from other years and due to the items that will never be taxable or deductible.

The current tax charge was calculated using the tax rates approved or substantially approved to the end of the fiscal year reported in countries in which the Group’s companies are located.  The current taxes were entered as income or expenses and included in the comprehensive income.

4.7. Tax assets

The Deferred Tax was recognized for the temporary differences between accounting criteria applied to the assets and liabilities included in the financial statements and their respective tax criteria.

The Deferred Tax Liabilities were generally recognized for all future temporary taxable differences. The Tax Assets were recognized for all the temporary deductible differences to the extent that it was deemed likely that the entity would have future tax earnings from which to charge these temporary deductible differences.  These assets and liabilities were not recognized when the temporary differences were the result of capital gain or of the initial recognition (different from the one generated in a joint business) of other assets and liabilities in transactions that did not bear on tax earnings or accounting earnings.

Measurement of the Tax Assets and Deferred Tax Liabilities at the end of the each fiscal years being reported reflect the tax consequences of the way in which the entity intends to recover r or liquidate the amount of its assets or liabilities in its books.

Tax Assets were only offset with the Deferred Tax Liabilities when a) the right to compensate them was legally allowed by tax authorities, and b) the tax assets and liabilities result from the relevant Income Tax paid to the same tax authorities and TGLT S.A. had the intention of liquidating its assets and liabilities as net assets and liabilities.  Deferred Tax charges were recorded as income or expenses and included in comprehensive income.

4.8. Tax on minimum presumed income

The tax on minimum presumed income is considered supplementary to the Income Tax and its payment generates a credit to be used against any income tax payable within a ten-year period.

4.9. Personal Property Tax—Substitute Tax payer

Individuals and foreign entities, as well as undivided estates, whether domiciled or resident in Argentine or abroad are taxed on their personal property at a rate of 0.5% on the value of the shares issued by Argentine entities as of December 31 of each year. The tax is levied on the Argentine issuers of such shares, such as TGLT SA, who act as surrogate taxpayers for the corresponding shareholders, and is based on the value of shares (proportional owner´s equity) or on the accounting value of shares derived from the most recent financial statements as of December 31 of each year. In accordance with the Personal Property Tax Law, the Company has the right to claim reimbursement for the tax paid to those shareholders to whom the tax was applied, by means of the reimbursement mechanism that the Company deems convenient (See Note 4.27 Dividend Distribution).

4.10. Investment property under construction

Investment property under construction consists of assets developed and kept to be leased in the future. They are valued at their historical cost, as they cannot be currently measured at their fair value accurately, but such value is expected to be measured at the end of the construction process.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 4. Summary of the Main Accounting Policies Applied (continued)

4.11. Property, plant and equipment

Property, plant and equipment (P, P and E) are expressed at the net cost of the cumulative depreciation and the cumulative losses due to impairment, when applicable.  This cost includes the cost of replacing part of the P, P and E as well as loan costs incurred due to long term construction projects, if the requirements for entering them are fulfilled.

Any other repair and maintenance costs are entered in the statement of income as they are incurred.

Depreciation is calculated using the straight-line method, applying rates that are sufficient to extinguish their values at the end of the estimated useful life.  These useful lives are based on criteria and standards that are reasonable according to the experience of management. For more information regarding the useful lives assigned, please refer to Note 4.24 (Judgement, Accounting Estimates and Significant Assumptions).

Property, plant and equipment components or any significant parts of the same recognized initially are written off when they are sold or when no future financial benefits from its use or sale are expected.  Any earnings or losses at the time an asset is written off (calculated as the difference between the net incomes obtained from the sale of the asset and its book value) are included in the Consolidated Statement of Income and Other Comprehensive Income.

The residual values, useful lives, and depreciation methods and rates of the assets are checked and adjusted prospectively to the closing date of each fiscal year when necessary. The evolution of P, P and E is presented in Note 9.

4.12. Intangible assets

4.12.1 Trademarks and Software

This includes expenses incurred in software acquisition and brand registry.  The intangible assets acquired are initially measured at their cost value.  Following the initial recognition, they are measured at their cost value minus any cumulative amortization and any cumulative loss due to impairment.

Amortization is calculated using the straight-line method, the rate of which is determined based on the useful life assigned to the assets as from the month they are incorporated inclusive.  The evolution of intangible assets is included in Note 10.

The amortization period and method for intangible assets with a defined useful life are checked at least at the close of each period reported.  The changes in useful life expected or pattern for consumption of the asset expected are recognized upon changing periods or amortization methods, as the case may be, and they are treated as changes in accounting estimates.  The amortization expense in intangible assets with defined useful lives is listed in the statement of income under the expense category that is consistent with the purpose of the intangible asset in question.

Any gain or loss that results from writing off an intangible asset is calculated as the difference between the net income obtained from the sale and the asset book value, included in the statements of income when the asset is written off.

4.12.2 Software Development

Research expenses are entered in the books as expenses as they are incurred.  Software development expenses incurred in a specific project are listed as intangible assets when the Company can prove the following:

•                  The technical feasibility of completing the intangible asset so that it is available for its expected use or sale;

•                  Its intention of completing the asset and its capacity to use or sell it;

•                  How the asset will generate future financial benefits;

•                  The availability of resources for completing the asset; and

•                  The capacity to perform reliable measurements of disbursements during their development.

After development is initially recognized as an asset, the cost model is applied, which requires that the asset be measured at its cost value minus the cumulative amortization and cumulative losses due to impairment.  Amortization of assets begins when development has been completed and the asset is available for use.  The asset is amortized throughout the period in which generation of future financial benefits is expected.  During the development period, the asset is subject to yearly tests for determining whether there has been impairment.

The Board of Directors has been able to verify that these assets meet all requirements of IAS 38 for their capitalization.

4.13. Impairment test of Goodwill, Intangible assets and Property, plant and equipment

As a general rule, IAS 36 establishes that at the closing of each year end, management must assess whether there is any indication of the impairment of a non-financial asset.  If there is any such indication, or when yearly impairment tests for determining the impairment of assets are required, the recoverable value of such asset is estimated.  The recoverable value of an asset is the fair value minus the sale cost, whether it is of an asset or of cash generating unit, and its value in use, whichever is greater, and it is determined for individual assets unless the asset does not generate cash flow substantially independent from other assets or asset groups.  When the book value of an asset or of a cash generating unit is greater than its recoverable value, the asset is considered impaired, and its value is reduced to its recoverable value.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 4. Summary of the Main Accounting Policies Applied (continued)

4.13. Impairment test of Goodwill, Intangible assets and Property, plant and equipment (continued)

When evaluating the value in use, the estimated cash flow is calculated at present value using a “before tax discount rate” that reflects current market assessment of the temporary value of money and the asset specific risks.  To determine the fair value minus the sales cost, recent market transactions, if any, are taken into account.  If this type of transaction cannot be identified, the valuation model deemed most appropriate is used.

To determine the decrease in the goodwill resulting from business combinations, such goodwill was distributed among each of the Company’s Cash-Generating Units (CGU) that have benefited from business combination synergies.  This forces the Company to conduct impairment tests on the CGUs on each date of issuance of financial statements including such CGUs.

Due to the fact that the remaining assets that must undergo the impairment test set forth in IAS 36 are included in any of the CGUs to which goodwill was assigned, the Company must carry out the impairment test on each date on which financial statements are issued, regardless of whether there are indications of impairment.  Consequently, creating a procedure for monitoring indications was not necessary, according to the information set forth in IAS 36.

Management bases its calculation of impairment on detailed estimates and prediction calculations conducted separately for each of the Group’s CGUs to which individual assets are assigned.

Losses due to impairment of continued transactions, including the impairment of assets, are included in the statement of income under the expense category for the function of the deteriorated asset, except in the case of properties previously revaluated when the revaluation has been included in other comprehensive income.  In this case, the impairment is also included in other comprehensive income until reaching any evaluation previously recognized. A loss due to impairment previously recognized is only reverted if there has been a change in the assumptions used for determining the recoverable value of an asset as from the last time the last loss due to impairment has been recognized.

This reversal is limited in such a way that the asset book value does not exceed its recoverable value or exceed the book value determined, net of the respective depreciation, if no loss due to deterioration for the asset has been recognized in previous periods.  This reversal is included in the statement of income unless the asset is recognized based on its newly assigned value, in which case the reversal is treated as a revaluation increase. The loss due to impairment recognized to the aim of determining Goodwill is not reverted in any subsequent fiscal year.

From comparing the book value of goodwill, intangible assets and property, plant and equipment identified with their corresponding recoverable values, no impairment has been identified.

4.14. Inventory

Inventory includes urban real estate under development (work-in-process) and completed units ready for sale.

4.14.1 Urban Real Estate Projects

Real estate classified as inventories are valued at the acquisition and/or construction costs, or at their net realizable value, whichever is lower.  The value of the land and improvements, direct costs and general construction expenses, loan costs (when the requirement set forth in IAS 23 are met), and real estate taxes are included in the costs.

Additionally, and as a result of the restatement of business combinations (for more information on this topic see Note 4.18 “Business Combinations”) performed by the Company, the greatest value of the differences in measurement of net assets that can be identified when performing the referred business combinations are listed under this account.  Therefore, the greatest inventory value is obtained mainly by comparing the book values and the respective fair values of the main assets owned by the companies incorporated at that time (inventories).

The fair value of net assets identified was obtained from the reports issued by independent professional experts when business combinations occurred.

4.14.2 Finished Units

The units of real estate urban projects are listed as “Finished Units” when the construction process has finished and such units can be delivered or sold.  If disbursements are made after construction has been completed, they are recognized as expense as long as they are not part of post-construction costs required for the units to be ready for conveyance or sale.

IAS 2 indicates that inventories should be measured at the lower of cost and net realizable value. The net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

With respect to inventories, as of December 31, 2015 and December 31, 3014, the accrued impairment was $ 1,386,579 and $ 23,811,358, respectively, corresponding to finished units from Forum Puerto Norte project.

At the time a functional unit is delivered to the customer, the cost of construction of that unit is recognized, reducing the inventory accordingly. The cost of the inventory property recognized in profit or loss on disposal is determined by considering sales prices less normal gross margin, on a weighted average cost basis, as the Company constructs the units of the multi-unit development simultaneously in the same construction process.

The percentage gross margin is based on the estimated total revenue and estimated total costs for each building calculated as of the date the unit is delivered, at a time when generally all or a vast majority of the units in such building have been sold and all or a vast majority of the costs associated to the building have been incurred, thereby minimizing the use of estimates.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 4. Summary of the Main Accounting Policies Applied (continued)

4.15. Leases

Pursuant to IAS 17 “Leases”, the financial ownership of an asset in a financial lease is transferred to the lessee if the lessee takes on substantially all the risks and rewards of ownership of such leased asset.  The related asset is thus recognized at the beginning of the lease at its fair value, or at the value of the minimum payments for the lease if the latter is a lower amount, established at the beginning of the lease. As of December 31, 2015 and 2014, the Company has not entered into any financial lease agreements.

All other leases are treated as operating leases.  Operating lease payments are expensed on a straight line method based on the lease agreement, and related costs such as maintenance and insurance are expensed when they are incurred.

Leases are classified as operating leases when the lessor does not transfer all risks and benefits inherent to the leased object’s ownership to the lease. Expenses related to operating leases are recognized lineally as expense in each fiscal year under “Lease and Expenses” in the Consolidated Statement of Income and Other Comprehensive Income.

4.16. Revenue recognition

In accordance with the criteria established by IAS 18, revenue from the sale of units is recognized when each of the following conditions are met.

Revenue is recognized on the basis of the fair value of the consideration charged or to be charged, taking into account the estimated amount of any deduction, bonus or commercial reduction provided by the entity.

4.16.1 Sale of Complete Units (Inventory)

Regular revenue obtained from the sale of assets was recognized once each and every of the following conditions was met:

•             The Company transferred to the buyer significant risks and benefits derived from ownership of the assets.

•             The Company did not continue participating in the current management of the assets sold, in matters typically associated with ownership, and it did not maintain actual control over such assets.

•             The amount of the regular revenue was calculated reliably.

•             It was deemed likely that the Company would receive financial benefits related to the transaction.

•             The costs incurred or to be incurred and related to the transaction were calculated reliably.

4.16.2 Services rendered

The revenue in concept of services rendered as per management agreements are recognized in results when the Company has rendered such services, independently of the moment they have been invoiced.

4.17. Classification of Entries into Current and Non-current

The Company classifies an asset as a current asset when it meets any of the following criteria:

a) Its realization is expected, or its sale or consumption is intended within the entity regular operating cycle;

b) It is maintained primarily for the purposes of trading;

c) Its realization is expected for the twelve-month period following the balance sheet date; or

d) It is cash or a cash equivalent not applied to restrictions to being exchanged or used to pay a liability, at least within the twelve-month period following the balance sheet date.

Any other assets are classified as non-current assets.

Additionally, liabilities are listed as current liabilities when they meet any of the following criteria:

a) Its liquidation is expected during the entity’s regular business cycle;

b) It is maintained primarily for the purposes of trading;

c) It must be liquidated within the twelve-month period as of the date of the balance sheet; or

d) The entity is not entitled to unconditionally extend the timeframe for paying the liability for at least the twelve months that follow the date of the balance sheet.

Any other liabilities are classified as non-current liabilities.

Pursuant to the provisions of IAS 1, an entity normal operating cycle is the period between the acquisitions of material assets incorporated in the production process, and the realization of the products as cash or cash equivalents.  In the case of development of real estate projects, which are the Company’s main line of business, the normal operating cycle is the period between the launch of sales and construction and the conveyance of functional units.

4.18. Business Combinations

Business combinations registered took place before 2011 and are accounted for using the acquisition method. The consideration obtained as a result of the acquisition was calculated at the estimated fair value (at the date of exchange) of the assets assigned and liabilities incurred or assumed and the equity instruments, except for the tax assets or liabilities, or assets related to agreements entailing benefits for employees that were included and calculated pursuant to IAS 12, “Income Taxes”, and IAS 19 “Employee benefits”, respectively. The costs associated with the acquisitions were expensed upon being incurred.

The assets and liabilities adjustments related to fair value with an impact over investments value, included in Inventory, are accounted for as Greater Value of Inventory. Under IFRS, this greater value is only recognized as income when the related revenue is recognized (IAS 2, paragraph 34), with this revenue being recognized pursuant to IAS 18, paragraph 14. Greater Value of Inventory has been accounted for in relation to projects FPN, FFA, VEN and ASN whose land was acquired by means of the acquisition of a legal entity. As of December 31, 2015 and 2014 the entirety of the VEN and ASN greater inventory value that was recorded when said entities were acquired was included in Inventory, as no revenue has yet been recognized for these projects. As of December 31, 2015 and 2014, FPN greater inventory value was consumed 100% and 88%, respectively and FFA greater inventory value was consumed 62% and a 21%, respectively.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 4. Summary of the Main Accounting Policies Applied (continued)

4.19. Goodwill

These costs result from the restatement of business combinations prior to December 31, 2010. Goodwill is the amount that exceeds the sum of the consideration transferred, the amount of any non-controlling equity interest in the entity acquired, where applicable, and the fair value of the equity interest that the purchaser previously had, where applicable, in the entity in relation to the net amount as of the date of acquisition of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized, but is assessed to determine whether it is necessary to record any impairment at the date of each report.

Cash flow projections for each project are conducted quarterly and are submitted to the Board of Directors, which must give final approval. The projection of macroeconomic variables (inflation, exchange rate, interest rate, etc.) is provided by our external advisors in the field. The cash flows are discounted at the weighted average cost of capital of the Company (WAAC).

Changes in the interest in ownership of a subsidiary are recognized as equity transactions and do not affect the book value of goodwill.

4.20. Provisions

Provisions are recognized when the Company is faced with a current obligation (whether legal or implicit) resulting from a past event, and it is probable that the Company will incur costs or expenses to discharge such obligation, and when it was possible to reasonably estimate the amount of the obligation.

The amount listed as a provision is the best estimate of the disbursement required for discharging the current obligation, at the close of the period reported, taking in to account the respective risks and uncertainties.  When a provision is calculated using the cash flow estimated for discharging a current obligation, its book value represents the current value of said cash flow.

When recovery of some or all the financial benefits required to cancel an allowance was required, an account receivable was listed as an asset if it was virtually certain that the payment would be received and the amount receivable could be calculated reliably.

Note 32 contains a detailed description of the main claims received by the Company.

4.21. Financial Instruments

4.21.1 Financial Assets and Liabilities

1) Recognition and Initial Measurement

Financial assets under IAS 39 are classified as financial assets at their fair value through profit or loss, financial debt and accounts receivables, investments held to maturity, financial assets available for sale, or as derivatives assigned as hedge instruments with effective coverage, as applicable.  The Company determines how these financial assets are classified when they are initially recognized. All the financial assets are initially listed at their fair value plus, for financial assets not recognized at their fair value through profit or loss, transaction costs that can be directly ascribed.  Purchases or sale of financial assets that require delivery of assets within a term established by a regulation or market agreement (conventional sales agreement) are entered on the date of the purchase, that is, the date when the Company commits to purchase or sell the asset. The Company’s financial assets include cash and short-term investments, trade and other receivables, financial debt, and bank overdrafts and unlisted financial instruments.

2) Subsequent Measurement

Financial assets are measured subsequently in the following way, depending on their classification:

a)             Financial Assets at fair value with changes through profit or loss

Financial assets at fair value with changes through profit or loss include the assets maintained for the purposes of trading and the financial assets allotted when initially recognized, and at the fair value with changes through profit or loss. Financial assets are classified as available for sale when they are acquired to be sold or repurchased in the near future. Financial assets at their fair values with changes through profit or loss are entered in the financial statement of income at their fair values, and the changes in this fair value are recognized as income or financial costs in the statement of income.

b)             Financial debt, accounts receivables and financial debt accruing interests

Financial debt and accounts receivables are non-derivative financial assets with fixed or determinable payments that are not listed on an active market.  Following their initial recognition, these financial assets are measured at their amortized costs by means of the effective interest rate method, minus any impairment.  Amortized costs are calculated by contemplating any deduction or goodwill for acquisition, and the commissions or costs that are an integral part of the effective interest rate.  Amortization of the effective interest rate is recognized as financial income in the statement of income.  The losses resulting from impairment are entered in the statement of income as financial costs.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 4. Summary of the Main Accounting Policies Applied (continued)

4.21. Financial Instruments (continued)

c)              Investments Held to Maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturity dates are classified as held to maturity when the Company has the intention and capacity to maintain them until their maturity date.  Following their initial recognition, investments held to maturity are measured at their amortized costs by means of the effective interest rate method, minus any impairment.

4.21.2 Compensation of financial assets and liabilities

Financial assets and liabilities are offset so their net value is recorded in the financial statements only if the Company (i) has the current right to legally demand compensation of recognized values; and (ii) has the intention of cashing them at their net value, or realizing its assets and settle its liabilities simultaneously.

4.22. Commercial and other debts

Commercial debts are initially recognized at their fair value and are later measured at their amortized cost, applying the effective interest rate method.

4.23. Equity

Shareholder’s equity items were prepared in accordance with the accounting standards in effect as of the date of each transaction.  The movements listed under this item were accounted for in accordance with the respective Shareholders’ Meeting decisions, legal provisions or regulations although said items would not have existed or would have had different balances had IFRS been applied in the past.

4.23.1. Share Capital

Consists of the shareholders´ contributions represented by ordinary shares at their face value.

4.23.2. Issuance premium

Corresponds to the difference (premium) between the amount of the capital contribution and the corresponding face value of the shares issued.

4.23.3. Legal reserve

In accordance with the provisions of Argentine Law No. 19550, the Company has to appropriate to the legal reserve not less than 5% of the sum of net income, prior year adjustments, and transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until reaching 20% of the share capital.

4.23.4. Retained Earnings

Retained earnings includes accumulated gains or losses without a specific appropriation that if positive, could be distributed upon approval at the Shareholders´ Meeting, and is not subject to legal restrictions. Retained earnings includes the income from previous fiscal years that was not distributed, amounts transferred from other comprehensive income and adjustments to previous fiscal years as a result of applying new accounting standards.

Additionally, as per the regulations of the Argentine Securities Exchange Commission (CNV), when the net balance of other comprehensive income is positive, it may not be distributed, capitalized or used to absorb accrued losses. If it is negative, there will be a restriction on the distribution of retained earnings for the same amount.

In order to absorb the negative balance of the “retained earnings” account, when applicable, at the closing of the fiscal year to be considered at the Shareholders’ Meeting, the balances must be earmarked in the following order:

a) Reserved earnings (voluntary, statutory and legal, in that order);

b) Capital Contributions;

c) Issuance premiums and own share negotiation (when the balance of this account is positive);

d) Other equity instruments (when it is legal and feasible from a corporate standpoint);

e) Capital adjustments; and

f) Share capital.

4.23.5 Non-controlling interest

Non-controlling interest corresponds to the percentage over net assets acquired and the income representative of the rights over the shares that are not owned by Company.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 4. Summary of the Main Accounting Policies Applied (continued)

4.24. Judgment, Accounting Estimates and Significant Assumptions

Preparation of the Company’s financial statements requires management to apply judgement, accounting estimates and significant assumptions that affect the amounts of income, expenses, assets and liabilities reported and the disclosure of contingent liabilities, as of December 31 of each year reported.

The uncertainty regarding these assumptions and estimates may result in profit and losses that will require a significant adjustment in future periods of the amount of assets or liabilities earmarked and entered into the books.

In the process of applying the Company’s accounting policies, management did not make judgments that could have a potentially material effect on the amounts recognized in the consolidated financial statements, except for what was indicated regarding recognition of tax credits.

The main accounting estimates and underlying assumptions included in the Company’s consolidated financial statements as of December 31, 2015 and 2014 are described below. Such estimates and assumptions are periodically reviewed by management. The effects of the reviews of the accounting estimates are recognized in the year in which the estimates are reviewed, whether it is in the current year or in a future year.

a)             Estimate of Useful Lives

Below is a description of the periods during which management believes that the assets will no longer be usable or will stop benefiting the Company financially: a) ten years for furniture and fixtures, b) five years for hardware, c) 50 years for real estate properties, d) three years for leasehold improvements in owned properties, e) five years for leasehold improvement in third-party properties, f) five years for installations, g) one year for showrooms, h) ten years for trademarks, i) three years for software, and j) three years for software development.

(1) In order to estimate the useful life of the different showrooms, product launch and estimated time for sales have been taken into account.

Management reviews its estimates upon the useful lives of depreciable or amortizable assets as of the end of each fiscal year, based on the usefulness expected for the assets.  The uncertainty of these estimates is related to the technical obsolescence that could change the usefulness of certain assets such as software or technological equipment.

Goodwill has been classified as having an undefined useful life and is subject to impairment analysis.

b)             Estimate of the impairment of non-cash assets

There is impairment when the book value of an asset or cash generating unit exceeds its recoverable amount, which is the fair value minus the sales costs, or its use value, whichever is greater.  Calculation of the fair value minus sales costs is based on available information regarding similar sales transactions, performed by independent parties for similar assets, or at observable market prices, minus the incremental costs incurred in transferring ownership of the asset.

Calculation of the use value is based on discounted cash flow model. Cash flow is obtained from the Company’s 10-year budget and does not include restructuring activities to which the Company has not yet committed, or significant future investments that could increase the performance of the asset or of the cash-generating unit subject to testing.  The recoverable amount is very sensitive to the discount rate used for the discounted cash flow model, and to entries of future funds expected at the growth rate used for the purposes of extrapolation, and therefore, the uncertainty is related to said estimate variables.

c)              Taxes

The Company establishes allowances based on reasonable estimates.  The amount of said allowances is based on various factors, such as experience with previous tax audits and the different interpretations of tax regulations by the entity subject to the tax and the tax authority in charge.  Differences in the interpretation may result in a large number of issues according to the conditions that prevail at the legal address of the financial group entity.

The Deferred Tax Asset that results from tax losses is recognized for all the tax losses not used, provided it is likely that there will be a future tax profit available that can be used to compensate said losses.

Determination of the amount of the Deferred Tax Asset that can be recognized requires a significant level of judgment by the management, based on the timing and level of future tax profit and future tax planning strategies.

Note 28 includes more detailed information on the Corporate Income Tax.

4.25. Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits (including short-term time deposits) and highly liquid investments that are easily convertible into cash and are subject to a minimum risk of changing value. Cash and cash equivalents is disclosed in local currency at its par value and in foreign currency converted at the exchange rate in effect at the closing of the applicable year.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 4. Summary of the Main Accounting Policies Applied (continued)

4.25. Cash and cash equivalents (continued)

Exchange rate differences were recorded as part of the period’s profits and losses. Financial assets such as mutual funds and commercial paper were classified as “Financial Assets at fair value with changes through profit or loss”, considering the nature and purposed established during the initial recognition of these assets. The net earnings or losses for any income obtained resulting from financial assets were recognized in income and classified as finance income in the Consolidated Statement of Income and Other Comprehensive Income.

Certificates of deposit in foreign currency have not been included in the Consolidated Cash Flow Statement as their expiration date extends past ninety days.

4.26. Earnings per share

Net earnings per base share is calculated by dividing the net result for the period attributable to the controlling company shareholders by the average of outstanding ordinary shares during the period, net, if any, of repurchases. Diluted net earnings per share is calculated by dividing the net result for the period by the estimated average number of outstanding ordinary shares.  .

When computing the diluted earnings per share, the number of shares is adjusted for any potential conversion of ordinary shares. Diluted net earnings per share is based on the conversion rate or period price during the entire term of the instrument. The calculation of diluted earnings per share does not include potential ordinary shares that would not cause any dilution.

As of the date of these financial statements, TGLT SA has not issued any instruments which would result in the issuance of new ordinary shares and hence the estimation of the diluted earnings per share equals the estimation of the basic earnings per share. See Note 37.

4.27. Dividend Distribution

The Company’s payable dividends are accounted for as liabilities for the period in which they are approved at the Shareholders’ Meeting. As per Argentine regulations, dividends may only be paid with cumulative realized profits and with the liquidity (balance of cash and cash equivalents or other short-term investments) available in the prior year’s audited financial statements, issued in accordance with Argentine accounting regulations and the Regulations of the CNV, and approved at the Shareholders’ Meeting. The Board of Directors of any Argentine publicly listed company may declare provisional dividends, in which case, the Board members and the members of the Supervisory Committee shall be jointly responsible for the payment of such dividend if retained earnings for the period in which the dividend was declared were not enough to cover the payment of such dividend.

As per the Argentine Corporate Law and TGLT SA bylaws, a legal reserve shall be made of no less than 5% of realized profits and liquidity from the fiscal year’s financial statements, up until such reserve is equivalent to 20% of the outstanding share capital. The legal reserve is not available for distribution among the shareholders.

As of the date of enforceability of Law 26893, distributed dividends, whether in cash, goods or any other form except free shares, are subject to tax withholding (Tax on Dividends) at a rate of 10% on the value of such dividends, for both Argentine companies and shareholders. The Company withholds and pays this tax on behalf of its shareholders and will cancel this tax paid with any existing or future liabilities with the shareholders on whose behalf the Company has paid those taxes.

4.28. Segment information

The Company has adopted IFRS 8. See Note 36.1.

Note 5. Cash and cash equivalents

	Notes	Dec 31, 2015	Dec 31, 2014
Cash in local currency		40,912	34,245
Cash in foreign currency	38	55,805	23,149
Banks in local currency		4,206,604	15,078,802
Banks in foreign currency	38	14,805,903	9,918,091
Funds to be deposited		252,026	4,791,537
Time deposits in foreign currency	31.8 and 38	2,584,383	1,662,510
Mutual funds in local currency		6,119,666	3,389,833
Mutual funds in foreign currency	38	6,051,016	15,083,424
Commercial papers in local currency		—	6,387,877
Commercial papers in foreign currency	38	60.957.008	—
Total Cash and cash equivalents		95,073,323	56,369,468

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 5. Cash and cash equivalents (continued)

In the statement of cash flow, cash and cash equivalents comprise the following:

	Dec 31, 2015	Dec 31, 2014
Total cash and cash equivalents	95,073,323	56,369,468
Certificate of deposits in foreign currency expiring over 90 days	(2,584,383)	(1,662,510)
Total Cash and Cash equivalents	92,488,940	54,706,958

Note 6. Accounts receivables

	Notes	Dec 31, 2015	Dec 31, 2014
Accounts receivables from sales of units in local currency		7,951,718	6,770,162
Accounts receivables from sales of units in foreign currency	38	22,813,020	9,074,815
Accounts receivables from sales of services in local currency		349,414	1,281,911
Accounts receivables from sales of services in foreign currency	38	4,956	894,129
Total Accounts receivables		31,119,108	18,021,017

The age of accounts receivable is as follows:

	Dec 31, 2015	Dec 31, 2014
Due within
0 to 90 days	3,907,451	2,176,040
91 to 180 days	2,207,508	6,215,563
Past-due
0 to 90 days	25,004,149	9,629,414
Total	31,119,108	18,021,017

Note 7. Other receivables

Current	Notes	Dec 31, 2015	Dec 31, 2014
Value added tax		73,586,655	57,099,287
Value added tax in foreign currency	38	47,722,207	18,554,605
Gross income tax		3,765,016	2,508,370
Net worth tax in foreign currency	38	3,766,294	3,398,159
Taxes receivable in foreign currency	38	—	110,535
Other taxes in foreign currency	38	—	8,300
Advance payments to work suppliers in local currency (1)		79,457,883	109,015,584
Advance payments to work suppliers in foreign currency	38	19,028,705	3,538,542
Security Deposits in local currency		78,000	78,000
Security Deposits in foreign currency	38	707,004	380,700
Insurance policies to be accrued in local currency		40,563	15,732
Insurance policies to be accrued in foreign currency	38	1,670,925	1,129,943
Loan granted (2)		1,072,616	1,021,628
Prepayments - in local currency		626,953	325,065
Prepayments - in foreign currency	38	48,141	—
Refund		5,215,463	1,606,252
Refund from maintenance fees		8,409,063	6,495,471
Other checks — receivable		18,200	91,648
Collectable fund for equipment acquisition in local currency		194,032	289,227
Collectable fund for equipment acquisition in foreign currency	38	3,332,822	1,553,227
Collectable operating fund		563,215	—
Advance payments for the purchase of real estate properties		263,032	263,033
Advance payments for the purchase of real estate properties in foreign currency(3)	38	19,410,000	—
Sundry receivables in local currency		1,180,862	83,045
Sundry receivables in foreign currency	38	17,718	114,766
Minus:
Bad-debt allowance on other receivables (1)		(4,650,167)	(2,403,730)
Sub Total other receivables — Current		265,525,202	205,277,389

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 7. Other receivables (continued)

Non-current	Notes	Dec 31, 2015	Dec 31, 2014
Security deposits in local currency		12,300	21,100
Security deposits in foreign currency	38	49,011	88,264
Insurance policies to be accrued in foreign currency	38	—	445,342
Loan granted (1)		768,094	1,536,189
Sub Total other receivables — Non-current		829,405	2,090,895
Total other receivables		266,354,607	207,368,284

(1) See Note 32.3

(2) Loan granted by Canfot S.A. to Edenor:

On July 29, 2013 Edenor S.A. requested and Canfot SA granted a loan for an amount of $ 3,072,378 for financing works on the Forum Alcorta Project. These sums will accrue a compensatory interest to be calculated at the passive rate for 30 day certificates of deposit of the Argentinean National Bank, as of the last day of the month prior to the issuance of each payment. As of the date of issuance of these financial statements, Edenor S.A. has repaid twenty-four out of the forty-eight monthly installments agreed.

(3) Advance payments for the purchase of real estate properties in foreign currency

On November 30, 2015, the Company booked the purchase a building located in the San Telmo district, south of Buenos Aires City. As a form of acceptance of the reservation, TGLT paid the equivalent of US$1.2 million or $17.4 million, and agrees to pay the balance of $300,000 on December 1, 2016. At the date of issuance of these financial statements, TGLT is in the process of finalizing the formal instruments of acquisition and deeds.

Note 8. Inventory

	Notes	Dec 31, 2015	Dec 31, 2014
Forum Alcorta	31.1	—	407,628,792
Forum Alcorta — Finished units	31.1	411,620,358	183,513,258
Astor Caballito	31.2	115,429,796	114,356,845
Astor Palermo	31.3	—	439,647,643
Astor Palermo — Finished units	31.3	292,689,918	—
Forum Puerto del Buceo		1,071,181,369	450,286,233
Astor Núñez	31.4	354,453,825	170,897,440
Venice		402,381,085	227,102,480
Metra Puerto Norte	31.5	209,204,205	161,612,354
Proa	31.5	174,921,419	128,779,458
Metra Devoto	31.6	67,656,250	56,078,865
Other projects		1,906,673	—
Forum Puerto Norte — Finished units		16,525,373	60,207,422
Forum Puerto Norte — Impairment of finished units		(1,386,579)	(23,811,358)
Total Inventory (1)		3,116,583,692	2,376,299,432

(1)         The finance costs capitalized as of December 31, 2015 and 2014, according IAS 23, represent $ 60,680,010 and $ 139,232,501, respectively. The capitalization rate used for general borrowings was 29.4% and 31.1% in 2015 and 2014, respectively.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 9. Property, plant and equipment

	Furniture and Fixtures	Hardware	Improvements in owned property	Leasehold Improvements in third party properties	Installations	Showrooms	Real Estate Property	Total
Original value
Balance as of January 1, 2015	1,011,273	1,495,496	334,998	1,408,830	6,174	14,950,551	2,732,142	21,939,464
Acquisitions	171,477	377,619	18,480	217,280	—	1,923,968	—	2,708,824
Conversion adjustment	68,739	106,285	—	293,164	—	915,480	—	1,383,668
Decreases	—	—	—	—	—	(1,362,766)	—	(1,362,766)
Total	1,251,489	1,979,400	353,478	1,919,274	6,174	16,427,233	2,732,142	24,669,190
Depreciation and impairment
Balance as of January 1, 2015	(420,544)	(1,112,101)	(93,055)	(1,090,178)	(4,944)	(9,746,496)	(44,053)	(12,511,371)
Depreciations	(130,436)	(194,431)	(113,206)	(212,918)	(1,230)	(2,190,556)	(52,863)	(2,895,640)
Conversion adjustment	(43,402)	(51,989)	—	(218,060)	—	(462,139)	—	(775,590)
Decreases	—	—	—	—	—	1,362,766	—	1,362,766
Total	(594,382)	(1,358,521)	(206,261)	(1,521,156)	(6,174)	(11,036,425)	(96,916)	(14,819,835)
Net carrying as of Dec 31,2015	657,107	620,879	147,217	398,118	—	5,390,808	2,635,226	9,849,355

	Furniture and Fixtures	Hardware	Improvements in owned property	Leasehold Improvements in third party properties	Installations	Showrooms	Real Estate Property	Total
Original value
Balance as of January 1, 2014	723,687	1,182,668	—	1,779,823	6,174	14,018,014	—	17,710,366
Acquisitions	31,811	284,728	—	62,620	—	665,309	2,732,142	3,776,610
Conversion adjustment	30,940	37,967	—	131,920	—	267,228	—	468,055
Transferences	224,835	—	334,998	(559,833)	—	—	—	—
Decreases	—	(9,867)	—	(5,700)	—	—	—	(15,567)
Total	1,011,273	1,495,496	334,998	1,408,830	6,174	14,950,551	2,732,142	21,939,464
Depreciation and impairment
Balance as of January 1, 2014	(293,745)	(864,567)	—	(878,957)	(3,709)	(7,276,025)	—	(9,317,003)
Depreciations	(117,337)	(238,698)	(93,055)	(166,746)	(1,235)	(2,404,759)	(44,053)	(3,065,883)
Conversion adjustment	(9,462)	(9,385)	—	(44,475)	—	(65,712)	—	(129,034)
Decreases	—	549	—	—	—	—	—	549
Total	(420,544)	(1,112,101)	(93,055)	(1,090,178)	(4,944)	(9,746,496)	(44,053)	(12,511,371)
Net carrying as of Dec 31,2014	590,729	383,395	241,943	318,652	1,230	5,204,055	2,688,089	9,428,093

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 10. Intangible assets

	Software	Software development	Trademarks	Total
Original value
Balance as of January 1, 2015	464,926	2,091,558	26,037	2,582,521
Acquisitions	127,953	464,336	—	592,289
Conversion adjustment	122,150	—	5,791	127,941
Total	715,029	2,555,894	31,828	3,302,751
Depreciation and impairment
Balance as of January 1, 2015	(279,869)	(1,334,570)	(11,246)	(1,625,685)
Depreciations	(39,163)	(340,361)	(3,789)	(383,313)
Conversion adjustment	(44,955)	—	(3,289)	(48,244)
Total	(363,987)	(1,674,931)	(18,324)	(2,057,242)
Net carrying as of Dec 31,2015	351,042	880,963	13,504	1,245,509

	Software	Software development	Trademarks	Total
Original value
Balance as of January 1, 2014	409,960	1,730,834	23,431	2,164,225
Acquisitions	—	360,724	—	360,724
Conversion adjustment	54,966	—	2,606	57,572
Total	464,926	2,091,558	26,037	2,582,521
Depreciation and impairment
Balance as of January 1, 2014	(224,748)	(940,284)	(7,120)	(1,172,152)
Depreciations	(52,773)	(394,286)	(3,492)	(450,551)
Conversion adjustment	(2,348)	—	(634)	(2,982)
Total	(279,869)	(1,334,570)	(11,246)	(1,625,685)
Net carrying as of Dec 31,2014	185,057	756,988	14,791	956,836

Note 11. Tax assets

	Notes	Dec 31, 2015	Dec 31, 2014
Tax on minimum presumed income		75,419,545	59,300,357
Tax loss — local source		256,461,077	248,931,054
Foreign net investment loss		12,613,511	7,828,229
Tax loss — foreign source	38	—	143,339
Total Tax assets (*)		344,494,133	316,202,979

(*) See “Deferred Tax Liabilities” Note 28

Local and foreign source tax losses may be used until the following expiration dates:

Pesos
Year	Dec 31, 2015
2016	2,867,308
2017	16,335,130
2018	66,008,008
2019	94,552,497
2020	89,311,645
Total	269,074,588

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 12. Goodwill

	Marina Río Lujan S.A.	Pico y Cabildo S.A.	Canfot S.A.	Total
Original value
Balance as of January 1, 2015	21,487,412	10,558,985	79,399,207	111,445,604
Total	21,487,412	10,558,985	79,399,207	111,445,604
Impairment
Balance as of January 1, 2015	—	—	—	—
Loss due to impairment	—	—	—	—
Total	—	—	—	—
Net carrying as of Dec 31, 2015	21,487,412	10,558,985	79,399,207	111,445,604

	Marina Río Lujan S.A.	Pico y Cabildo S.A.	Canfot S.A.	Total
Original value
Balance as of January 1, 2014	21,487,412	10,558,985	79,399,207	111,445,604
Total	21,487,412	10,558,985	79,399,207	111,445,604
Impairment
Balance as of January 1, 2014	—	—	—	—
Loss due to impairment	—	—	—	—
Total	—	—	—	—
Net carrying as of Dec 31, 2014	21,487,412	10,558,985	79,399,207	111,445,604

Note 13. Accounts payable

Current	Notes	Dec 31, 2015	Dec 31, 2014
Suppliers in local currency		34,124,309	11,754,104
Suppliers in foreign currency	38	36,831,093	11,822,134
Deferred checks in local currency		47,362,918	20,088,626
Deferred checks in foreign currency	38	9,565,836	—
Provision for expenditure in local currency		2,403,159	2,404,499
Provision for expenditure in foreign currency	38	1,004,075	494,196
Provision for works in local currency		27,357,591	33,582,015
Provision for works in foreign currency	38	7,071,015	2,724,893
Insurance policies payable in national currency		43,744	47,869
Insurance policies payable in foreign currency	38	1,703,863	968,552
Performance bond		9,987	169,646
Contingency fund in local currency		12,982,598	6,429,621
Contingency fund in foreign currency	38	7,297,972	2,899,993
Building permit in foreign currency	38	21,978,955	19,272,924
Creditors per purchase of real estate property in foreign currency	38	205,964,067	132,635,405
Subtotal current Accounts payable		415,701,182	245,294,477

Non-current
Debt per building permit in foreign currency	38	8,780,560	9,566,478
Total Accounts payable — Non-current		8,780,560	9,566,478
Total Accounts payable		424,481,742	254,860,955

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 14. Financial debt

Current	Notes	Dec 31, 2015	Dec 31, 2014
Short-term financial debt taken in foreign currency	14.1 and 38	109,865,697	8,624,200
Mortgage-backed bank short-term financial debt in local currency	14.1	100,314,642	58,517,492
Mortgage-backed bank short-term financial debt in foreign currency	14.1 and 38	25,729,155	85,884,333
Bank overdrafts	14.3	23,349,114	20,798,458
Corporate notes in local currency	14.2	105,467,898	100,698,114
Corporate notes in foreign currency	14.2 and 38	27,311,236	16,856,614
Subtotal current short-term financial debt		392,037,742	291,379,211

Non-current
Mortgage-backed bank long-term financial debt in local currency	14.1	—	16,443,553
Corporate notes in local currency	14.2	58,717,680	29,933,191
Corporate notes in foreign currency	14.2 and 38	—	46,540,837
Subtotal non-current Long-term financial debt		58,717,680	92,917,581
Total Financial debt		450,755,422	384,296,792

The following is a breakdown of activity in financial debt:

	Dec 31, 2015	Dec 31, 2014
Opening balance	384,296,792	299,842,931
New financial debt and financing arrangements	264,092,973	101,398,291
Accrued interests	174,454,104	60,411,599
Effects of exchange rate variation	35,125,631	41,482,149
New bank overdrafts	2,550,657	1,176,119
Payment of principal	(155,871,042)	(61,805,325)
Payment of interests	(172,015,075)	(58,208,972)
Corporate Notes swap net of issuance costs	(82,055,271)	—
Effect of the conversion of financial statements	176,653
Closing balance	450,755,422	384,296,792

1.              Financial debt taken

The following is the description of the Company and its subsidiaries’ main borrowings with banks or third parties:

					Amount payable
	Principal		Disbursements	Partial	Dec 31, 2015		Dec 31, 2014
Bank	available	Maturity	received	cancellation	Current	Non-current	Current	Non-current
Hipotecario (a)	30,000,000	28/02/2016	26,124,600	—	26,909,465	—	27,190,687	—
Hipotecario (a)	30,000,000	28/02/2016	30,000,000	—	30,901,295	—	31,243,911	—
Ciudad de Buenos Aires (b)	71,000,000	23/05/2016	42,303,447	—	42,503,882	—	82,894	16,443,553
Total in local currency					100,314,642	—	58,517,492	16,443,553
Hipotecario (a)	12,000,000	28/02/2016	9,906,007	(7,963,533)	25,729,155	—	85,884,333	—
Total in foreign currency					25,729,155		85,884,333	—

(a)    On August 14, 2015, Banco Hipotecario accepted an offer to cancel the loan held by Canfot SA, with its corresponding refinance, by which the payment of the capital owed of US$ 7,492,997 was to be paid in five monthly consecutive installments, of which the first maturity date was August 30, 2015. As of December 31, 2015 and December 31, 2014, two out of the five scheduled installments are still pending cancellation for the total amount of US$ 1,942,474, equivalent to $ 25,329,857 and US$ 10,033,216 equivalent to $ 85,884,333, respectively.

                        For the financial debt in pesos, three monthly consecutive installments with a maturity date of December 30, 2015 have been agreed. The owed capital as of December 31, 2015 and December 31, 2014 was $ 56,124,600 and $ 27,190,687, respectively.

                        Since December 31, 2015 to the date of issuance of these financial statements, the Company has paid interest and capital of $ 13,157,447, and as of December 31, 2014, the Company has paid $ 51,850,008.

(b)    On May 23, 2013, TGLT entered into a loan agreement with Banco de la Ciudad de Buenos Aires for the amount of $ 71,000,000. All sums disbursed by the bank shall accrue, upon cancellation, interest payable in monthly installments at the rate of 23% per annum, which is equivalent to an effective rate of 25.59% per annum.

Since December 31, 2015 to the date of issuance these financial statements, the Company has received additional disbursements of $ 6,643,808 and paid interest of $ 2,522,508.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 14. Financial debt (continued)

					Amount payable
	Principal	Maturity	Disbursements	Partial	Dec 31, 2015		Dec 31, 2014
Entity	available	date	received	cancellation	Current	Non-current	Current	Non-current
Individual	2,000,000	12/12/2016	1,330,000	—	17,682,838	—	8,624,200	—
Santander	687,500	08/12/2016	687,500	—	9,244,530	—	—	—
Itaú	387,000	31/03/2016	387,000	—	5,076,784	—	—	—
BBVA	3,990,000	07/12/2016	3,990,000	—	51,864,368	—	—	—
BBVA	2,000,000	29/02/2016	2,000,000	—	25,997,177	—	—	—
Total in foreign currency					109,865,697	—	8,624,200	—

On December 18, 2015, FDB SA entered into a credit facility of up to US$ 16,000,000 with Banco Bilbao Viscaya Argentaria Uruguay S.A. (BBVA) and Banco ITAU Uruguay S.A. (ITAU) related to Stages I and III of Forum Puerto del Buceo, under the following conditions:

•Bank participation: partial disbursements to BBVA and ITAU in equal portions (US$ 8,000,000 each).

•Bank commission fees: equivalent to 1% of the loan maximum amount.

•Requested Term: up to September 30, 2016 for the disbursements request.

•Interest rate: interest shall accrue at a variable rate equivalent to LIBOR of 90 days plus 3 points, per annum, plus taxes thereon, with a minimum rate of 5% per annum.

•Disbursements: as per building progress.

•Amortization of principal and interests: by partial payments as per delivery of units to future purchases, for the amount necessary for cancellation (or novation) of the mortgage of a unit sold.

•Collateral: Before any disbursement, FDB S.A. shall grant a first-degree mortgage in favor of the BBVA and ITAU of up to US$ 16,000,000 over the total of units comprising Stages I and III of Forum Puerto del Buceo project.

•Credit assignment: Credit assignment shall be granted as collateral for the participation of BBVA and ITAU in the credit agreement, for the prices pending payment of purchasing commitments in all mortgaged units.

As of the date of issuance of these financial statements, proceedings to enable granting of mortgages are in process, and as a result a bridge loan agreement was entered into between BBVA and TGLT SA on December 18, 2015, under the following conditions:

•Credit to FDB S.A. for a maximum of US$ 9,000,000.

•Bank commission fees: US$ 30,000 (advanced for the building loan).

•Requested Term: until February 29, 2016 for the disbursements request.

•Interest rate: the interest rate shall be 6.5% per annum.

•Collateral: a) Pledge: FDB and/or a third party accepted by BBVA must grant, before any disbursement, a first-degree pledge in favor of BBVA, for a minimum amount equivalent to two thirds of the amount of the disbursement, b) Credit assignment: FDB must grant a credit assignment as collateral for the benefit of BBVA, of the purchase commitment prices of units of Stages I and III of Forum Puerto del Buceo project.

•Joint and Several Guarantee: TGLT SA (TGLT Uruguay S.A. controlling company) must grant a joint and several guarantee in favor of BBVA for up to US$ 3,000,000.

•Repayment: against the first disbursement of the credit facility for building described in the first paragraph of this footnote.

On December 18, a credit assignment as collateral agreement was entered between BBVA and FDB, as collateral for the fulfillment of all of the obligations arising from the bridge loan, related to units from Stages I and III of Forum Puerto del Buceo project.

On December 15, 2015, the Board of Directors approved a guarantee for the amount of US$ 3,000,000 in favor of BBVA as collateral for financial debt granted to FDB SA.

As of December 31, 2015, FDB SA received from BBVA US$ 2,000,000, maturing February 29, 2016, which was renewed as of the date of these financial statements, and additional disbursements were received from BBVA for a total of US$ 3,000,000.

2.              Corporate Notes

On December 20, 2011, the creation of a global program for the issuance of negotiable corporate notes, non-convertible to shares, with short, middle and/or long term maturities, subordinated or unsubordinated, secured or unsecured, as per Law 23576 and amendments (the “CNs”) for a maximum amount of up to US 50,000,000 or its equivalent in other currencies was approved at the Annual Shareholders’ Meeting.

Different classes or series denominated in United States Dollars or other currencies may be issued and the successive classes and/or series that are amortized may be reissued (the “Program”).  The Program will expire on July 12, 2017. Within this term, all the issuances and re-issuances under this Program must be carried out.

See Note 43 for subsequent events description.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 14. Financial debt (continued)

This is a summary of the main characteristics of each of the Company issuances as from the Program approval up to December 31, 2015.

Class	III	IV		V	VI	VII	IX
Issuance date	3/07/2013	3/07/2013		27/05/2014	27/05/2014	12/05/2015	12/05/2015
Amount issued	$60,320,000	US$	7,380,128	$50,300,000	$15,842,677	$77,690,235	$57,229,975
Amount payable	$14,330,000	US$	2,077,865	—	$10,000,000	$77,690,235	$57,229,975
Currency	Pesos	Pesos, to the current exchange rate(“dollar-linked”)		Pesos	Pesos	Pesos	Pesos
Interest rate	BADLAR Private + 395 bps	3.90%		BADLAR Private + 500 bps	BADLAR Private + 549 bps	Fixed rate 29%	The highest between: a) 0.90 multiplied by the variation of CAC index; and b) Tasa Badlar + 600 bps.
Maturity	04/01/2016	04/07/2016		30/11/2015	29/11/2016	06/05/2016	14/05/2018
Amortization	4 equal consecutive installments, as from 3/04/2015, in the months 21, 24, 27 and 30	4 equal consecutive installments, as from 5/10/2015, in the months 27, 30, 33 and 36		3 equal consecutive installments, as from 29/05/2015, in the months 12, 15 and 18	4 equal consecutive installments, as from 29/02/2016, in the months 21, 24, 27 and 30	1 installment at maturity date 06/05/2016	4 equal consecutive installments, as from 14/08/2017, in the months 27, 30, 33 and 36
Payment of interests			Coupon every 3 months
Payment of principal			Simultaneous
Rating			BBB as per FIX SCR S.A. Agente de Calificación de Riesgo

On May 12, 2015 as a consequence of the last issuance of corporate notes Classes VII and IX, holders of other classes have decided to exchange corporate notes among the different series. Following is a summary of the main characteristics of such exchange:

			New issuance
Issuance exchanged	Exchanged amount		Class VII		Class IX
Class III		$3,000,000	$			$3,000,000
Class IV	US$	4,609,642	US$	1,279,642	US$	3,330,000
Class V		$23,041,880		$17,691,880		$5,350,000
Class VI		$15,842,677		$9,668,535		$6,174,142

Likewise, Class VI 10,000,000 nominal value were resold in the market.

Below we present the amounts payable for each of our corporate notes, classified as current and non-current, in local and foreign currency, as of December 31, 2015 and 2014:

	Amount payable
	Dec 31, 2015		Dec 31, 2014
Class	Current	Non-current	Current	Non-current
III	15,146,401	—	48,939,200	14,278,344
V	—	—	51,293,705	—
VI	7,730,292	2,500,000	465,209	15,654,847
VII	80,414,888	—	—	—
IX	2,176,317	56,217,680	—	—
Corporate notes in local currency	105,467,898	58,717,680	100,698,114	29,933,191

IV	27,311,236	—	16,856,614	46,540,837
Corporate notes in foreign currency	27,311,236	—	16,856,614	46,540,837

On January 4, 2016, TGLT SA cancelled principal and interest corresponding to Class III in pesos and to Class IV in doll$ for the amounts of $ 15,310,153 and US$ 713,047, respectively. Likewise, on February 29, 2016, the Company cancelled principal and interest corresponding to Class VI for the amount of $ 3,293,475, and interest corresponding to Class VII and VIII for the amount of $ 10,188,276.

3.     Bank overdraft agreements

TGLT SA has subscribed the following agreements to operate overdraft with the following Banks: a) HSBC Bank Argentina SA for an amount of $ 8 million, b) Banco Industrial de Azul for $ 1.5 million, c) Banco Galicia for 2 million, d) Banco Supervielle for $ 5 million, e) Banco Santander for $ 15 million and f) Banco Patagonia for $ 5 million.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 15. Salaries and social security

	Notes	Dec 31, 2015	Dec 31, 2014
Wages payable in the local currency		10,679,726	5,735,052
Wages payable in foreign currency	38	1,003,335	162,201
Social security contributions payable in local currency		4,251,728	2,609,977
Social security contributions payable in foreign currency	38	112,338	647,113
Provision for Annual Complementary Salary and holidays in local currency		2,804,205	1,833,582
Provision for Annual Complementary Salary and holidays in foreign currency	38	374,035	316,955
Provision for Board of Directors’ fees		563,955	123,000
Staff advances		—	(38,656)
Total Salaries and social security		19,789,322	11,389,224

Note 16. Current tax liabilities

	Dec 31, 2015	Dec 31, 2014
Tax on minimum presumed income	7,368,579	5,854,872
Net Income Tax in foreign currency	43,815	—
Total Current tax liabilities	7,412,394	5,854,872

Note 17. Other tax burden

Current	Notes	Dec 31, 2015	Dec 31, 2014
Gross Income Tax		7,049,302	1,823,218
Provincial Tax Payable		548,796	760,995
Municipal Tax Payable		1,678,605	934,416
Provincial Tax Payment Plan		1,515,975	968,473
Municipal Tax Payment Plan	32.4.1	1,688,324	101,192
Provision for Municipal Tax		—	1,738,101
Net worth tax		851.982	1,142,922
Stamp Tax		23,299,530	460,293
Net worth tax in foreign currency	38	—	346
Withholdings and earnings to be deposited in local currency		1,626,562	1,862,882
Withholdings and earnings to be deposited in foreign currency	38	721,192	317,495
Subtotal Other tax burden - Current		38,980,268	10,110,333

Non-current
Municipal Tax Payment Plan		3,120,044	—
Provincial Tax Payment Plan	32.4.1	—	103,961
Subtotal Other tax burden — Non-current		3,120,044	103,961
Total Other tax burden		42,100,312	10,214,294

Note 18. Advanced payments of clients

	Notes	Dec 31, 2015	Dec 31, 2014
Advanced collections in local currency		1,171,956,748	1,301,233,513
Advanced collections in foreign currency	38	1,059,212,786	365,187,474
Advanced collections per stock sales		19,385,264	10,963,318
Funds applied to equipment in local currency		37,745,625	17,991,574
Funds applied to equipment in foreign currency	38	3,098,855	—
Operating fund in local currency		4,763,364	899,633
Operating fund in foreign currency	38	73,238	—
Value added tax		(96,394,594)	(103,635,935)
Total Advanced Payments of clients		2,199,841,286	1,592,639,577

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 19. Other accounts payables

Current	Notes	Dec 31, 2015	Dec 31, 2014
Sundry creditors in foreign currency	31.8 and 38	2,584,383	1,662,510
Debt per the purchase of shares in foreign currency	33.2 and 38	9,128,007	4,280,000
Provision for other claims	32.7	687,250	300,000
Other liabilities		28,520	198,514
Total Other accounts payables — Current		12,428,160	6,441,024

Non-current
Debt per the purchase of shares in foreign currency	33.2 and 38	46,944,000	36,808,000
Total Other accounts payable — Non current		46,944,000	36,808,000
Total Other accounts payable		59,372,160	43,249,024

Note 20. Share Capital

The Company’s capital is distributed as follows:

	Dec 31, 2015		Dec 31, 2014
Shareholders	Shares	%	Shares	%
Federico Nicolás Weil	13,804,445	19.6%	13,796,432	19.6%
PDG Realty S.A. Empreendimentos e Participações (1)	—	—	19,121,667	27.2%
Bienville Argentina Opportunities Master Fund LP	9,560,830	13.6%	—	—
PointArgentum Master Fund LP	9,560,830	13.6%	—	—
IRSA Propiedades Comerciales S.A.	6,671,712	9.5%	6,679,423	9.5%
Serengeti Asset Management	5,008,883	7.1%	—	—
Other holders of US certificates of deposit representing ordinary shares (ADRs)	17,467,857	24.8%	20,716,960	29.2%
Holders of Brazilian certificates of deposit representing ordinary shares (BDRs)	335,240	0.5%	335,240	0.5%
Other holders of ordinary shares	7,939,688	11.3%	9,699,763	13.8%
Total Capital social	70,349,485	100%	70,349,485	100%

(1)             On April 24, 2015, The Company was notified that PDG Realty S.A. Empreendimentos e Participações (“PDG”) transferred to each of Bienville Argentina Opportunities Fund and PointArgentum Master Fund LP 13.6% of TGLT SA shares, which together comprised PDG’s total share of 27.2 % in TGLT SA., prior to the conversion of ADRs ordinary shares. As a consequence of these transactions, PGD representatives on the Board of Directors and the supervisory committee resigned and were replaced by the representatives of the new investors, approved at the General Ordinary Shareholders’ Meeting on April 30, 2015.

Note 21. Reserves, retained earnings and dividends

Dividends policy

To protect the interests of TGLT’s financial creditors, TGLT shall not make or agree to make any kind of dividend payment, whether directly or indirectly, before any scheduled payment of principal, amortization, or other amounts due on the corporate notes or any of its debt subordinated to its corporate notes have been paid.

Note 22. Revenue for ordinary activities

	Dec 31, 2015	Dec 31, 2014
Revenue for delivery of Inventory	818,360,768	405,973,903
Revenue for services rendered	10,647,324	9,447,679
Total Revenue for ordinary activity	829,008,092	415,421,582

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 23. Cost of ordinary activities

	Dec 31, 2015	Dec 31, 2014
Inventory at start of year	219,909,322	83,775,409
Plus:
Cost triggered during the year	1,152,101,005	482,557,804
Costs of services rendered	2,669,620	2,254,061
Minus:
Inventory at end of year	(719,449,070)	(219,909,322)
Total cost of ordinary activity	655,230,877	348,677,952

Note 24. Sales expenses

	Dec 31, 2015	Dec 31, 2014
Wages and social security contributions	9,580,696	4,776,718
Other payroll expenses	321,668	190,452
Rent and maintenance fees	601,434	1,218,733
Professional fees	342,000	288,000
Taxes, duties and assessments	23,951,585	15,958,767
Transport and per diem	311,546	239,769
IT and service expenses	709,252	420,258
Impairment of fixed assets	2,190,556	2,404,759
Office expenses	411,833	328,547
Insurance	13,137	148,606
Advertising expenses	15,505,115	11,515,789
Costs per sales	9,274,036	5,182,580
Consortium expenses	11,476,357	3,465,136
Post sales costs	989,161	—
Overhead	52,538	263,230
Total sales expenses	75,730,914	46,401,344

Note 25. Administrative expenses

	Dec 31, 2015	Dec 31, 2014
Wages and social security contributions	49,201,613	36,635,691
Other payroll expenses	2,357,660	1,099,663
Rent and utility bills	2,810,031	2,611,216
Professional fees	9,115,617	9,836,320
Directors’ fees	2,255,820	493,915
Statutory auditing committee fees	893,440	418,374
IPO expenses	927,660	652,342
Taxes, duties and assessments	8,337,130	1,692,939
Transport and per diem	899,086	995,626
IT and services expenses	2,767,919	2,450,753
Impairment of fixed assets	705,084	661,124
Office expenses	2,156,063	1,946,849
Insurance	1,476,136	1,077,412
Donations	215,975	76,000
Overhead	—	15,116
Total administrative expenses	84,119,234	60,663,340

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 26. Financial results

	Profit/ (Loss)
	Dec 31, 2015	Dec 31, 2014
Exchange difference
Income from exchange differences	89,660,602	73,546,637
Costs from exchange differences	(123,942,423)	(112,741,710)
Total Exchange difference	(34,281,821)	(39,195,073)

Financial income
Interest	3,956,226	9,211,211
Income from holding short-term investments	3,132,621	30,814,242
Income from sale of short-term investments	20,955,214	6,465,131
Refund of provision advances in foreign currency	—	38,908,204
Income brought about by financial instruments	17,073,399	11,967,867
Total Financial income	45,117,460	97,366,655

Financial costs
Interests	(63,187,511)	(28,525,306)
Subtotal Interests	(63,187,511)	(28,525,306)
Other Financial costs
Banking expenses	(2,573,585)	(1,989,476)
Tax on bank debits and credits	(12,151,906)	(9,313,364)
Other bad credits	(4,666,086)	(326,408)
Subtotal Other Financial costs	(19,391,577)	(11,629,248)
Total Financial costs	(82,579,088)	(40,154,554)

Note 27. Other income and expenses, net

	Profit/(loss)
	Dec 31, 2015	Dec 31, 2014
Refund of costs	18,300	424,955
Debt relief	(697,493)	(587,859)
Income per contract assignment	(77,586)	—
Income per termination of contract	975,021	—
Recovery provision for expenses	—	2,138,535
Recovery provision net worth tax	—	120,847
Legal settlements	(1,540,615)	—
Sale of property, plant and equipment	—	56,973
Capital gain — Acquisition of Green Urban Homes S.A.	—	4,754,283
Sundry	1,520,582	1,713,911
Total Other income and expenses, net	198,209	8,621,645

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 28. Income tax and deferred tax expense

The structure of “Income tax” determined in accordance with IAS 12, which is shown in the statement of income as of December 31, 2015 and 2014, is as follows:

	Dec 31, 2015	Dec 31, 2014
Income tax expense	12,315,305	88,917,359
Deferred tax expense	(1,936,621)	(92,604,713)
Total Income Tax	10,378,684	(3,687,354)

Deferred Tax at the close of the period or year has been determined on the basis of the temporary difference between accounting and tax-related calculations.  The structure of assets and liabilities for Deferred Tax at the close of each period is as follows:

	Dec 31, 2015	Dec 31, 2014
Assets from Deferred Tax
Bad credits	1,905,030	1,947,753
Property, plant and equipment	3,804,064	1,431,401
Deferred Income	15,218,928	6,060,785
Subtotal assets from Deferred Tax	20,928,022	9,439,939

Deferred Tax liabilities
Short-term investments	(868,420)	(2,188,493)
Inventory valuation	(108,353,798)	(88,243,737)
Foreign currency valuation	(130,715,431)	(130,959,140)
Financial costs	(46,569,039)	(55,514,238)
Intangible assets	(21,148)	(10,509)
Subtotal liabilities from Deferred Tax	(286,527,836)	(276,916,117)
Net position of assets/(liabilities) from Deferred Tax	(265,599,814)	(267,476,178)

The Company produces projected estimates of its taxable income to determine the extent to which it will be able to use its deferred tax assets within the term of five years in accordance with the Income Tax laws in Argentina and Uruguay, which represents the basis for the recognition of our Deferred tax assets.

The following is a detailed description of the reconciliation between Income Tax charged to results and the expected result from applying the relevant tax rate to the accounting result before taxes:

	Dec 31, 2015	Dec 31, 2014
Income Tax calculated at the current rate for each country	17,714,464	(90,211)

Non-deductible expenses	(5,963,279)	(366,499)
Assumed interests	(1,992,907)	(1,005,479)
Directors’ Fees	(767,662)	(164,120)
Intangible assets	(494)	(494)
Donations	(12,591)	(23,100)
Effect for fiscal inflation adjustment	—	994,118
Inventory	(8,383,287)	—
Effect of conversion — financial statements	14,220,299	(2,029,354)
Tax loss prescription	(3,825,838)	(685,589)
Defect in provision for Income Tax	(610,021)	(316,626)
Income tax expense	10,378,684	(3,687,354)

Note 29. Related Parties

a) As of December 31, 2015 and 2014, the amounts outstanding with companies and other related parties, classified as per the nature of the transaction, are as follows:

RECEIVABLES FROM RELATED PARTIES	Notes	Dec 31, 2015	Dec 31, 2014
ACCOUNTS AND OTHER RECEIVABLE
AGL Capital S.A.		2,308,410	2,748,767
Individual shareholders in foreign currency	38	74.056	87,278
		2.382.466	2,836,045

OTHER RECEIVABLE
Individual shareholders		2,130,741	2,013,045
PDG Realty S.A. Empreendimentos e Participações		—	2,472,925
Other shareholders		3,439,061	3,313,907
		5,569,802	7,799,877
Total receivables from related parties		7,952,268	10,635,922

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 29. Related Parties (continued)

OUTSTANDING SUMS DUE TO RELATED PARTIES	Dec 31, 2015	Dec 31, 2014
TRADE AND OTHER ACCOUNTS PAYABLES
IRSA Inversiones y Representaciones S.A.	35,418,354	35,418,354
	35,418,354	35,418,354

ADVANCED PAYMENTS OF CLIENTS	Dec 31, 2015	Dec 31, 2014
Individual shareholders	935,600	596,789
Alto Palermo S.A.	236,645,106	187,813,576
IRSA Inversiones y Representaciones S.A.	60,287,590	60,287,590
Directors	686,647	914,261
	298,554,943	249,612,216
Total Outstanding sums due to related parties	333,973,297	285,030,570

b) As of December 31, 2015 and 2014, the most significant operations with companies and other related parties were as follows:

• Effects of transactions on cash flow

Related Company	Transaction	Dec 31, 2015	Dec 31, 2014
PDG Realty S.A. Empreendimentos e Participações	Payments on behalf of third parties	—	400,743
Individual Shareholders	Payments on behalf of third parties	117,696	288,194
Other shareholders	Payments on behalf of third parties	125,153	582,346
AGL Capital S.A.	Collections for services rendered	757,996	—
Individual Shareholders	Collections from advanced payments of clients	975,374	3,121,141
Directors	Collections from advanced payments of clients	3,315,339	—
Total		5,291,558	4,392,424

•   Effects of transactions on the income balance

Related Company	Transaction	Dec 31, 2015	Dec 31, 2014
Individual Shareholders	Revenue from unit sales	541,837	23,237,634
Board Members	Revenue from unit sales	3,312,687	—
Individual Shareholders	Financial income	26,552	(715,164)
Board Members	Fees	(2,255,820)	(493,915)
Totals		1,625,256	22,028,555

c) As of December 31, 2015 and 2014, transactions with key personnel were as detailed below:

	Dec 31, 2015	Dec 31, 2014
Short-Term Salaries and social security	13,133,481	8,753,491
Social Security	2,106,005	1,638,568
Total	15,239,486	10,392,059

On December 13, 2011, the Board of Directors provided that its Senior Management departments, pursuant to Section 270 of the Argentine Corporate Law, are as follows:

•                  General Management

•                  Financial Management

•                  Operations Management

•                  Human Resources, Technology and Process Management

Thus, TGLT key personnel consist of the persons in charge of these Management Departments (four people).

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 30. Breakdown by maturity of and interests rates on credits, tax assets and debts

a)                 Classification of credits, tax assets and debt balances according to maturity:

Credits/Tax assets	Dec 31, 2015	Dec 31, 2014
Due within
Up to 3 months	46,871,856	86,631,123
From 3 to 6 months	23,134,657	6,938,372
From 6 to 9 months	536,514	377,805
From 9 to 12 months	840,071	742,348
Over 12 months	345,323,538	318,293,874
No specific due date	203,083,870	127,157,696
Past-due
Up to 3 months	28,531,003	12,086,984
From 3 to 6 months	1,305,540	—
From 6 to 9 months	186,033	—
From 9 to 12 months	88,834	—
Over 12 months	18,200	—
	649,920,116	552,228,202

	Dec 31, 2015	Dec 31, 2014
Debts (except Advanced payments of clients)
Due within
Up to 3 months	318,183,007	147,284,459
From 3 to 6 months	146,091,969	33,737,607
From 6 to 9 months	18,822,691	190,489,707
From 9 to 12 months	67,407,239	64,630,152
Over 12 months	382,641,304	410,020,326
No specific due date	333,267,061	171,456,322
Past-due
Up to 3 months	28,629,152	1,386,916
From 6 to 9 months	141,928	—
From 9 to 12 months	139,787	—
	1,295,324,138	1,019,005,489

b)                 Credit, tax asset and debt balances accruing interest and otherwise are shown below:

	Dec 31, 2015	Dec 31, 2014
Credits / Tax assets
Accruing interests	1,536,188	2,304,282
Non accruing interests	648,383,928	549,923,920
	649,920,116	552,228,202
Average nominal annual rate:	8%	7%

	Dec 31, 2015	Dec 31, 2014
Debts
Accruing interests	448,353,579	382,435,470
Non accruing interests	846,970,559	636,570,019
	1,295,324,138	1,019,005,489
Average nominal annual rate:	23%	20%

Note 31. Restricted assets

1. As a result of the funding obtained by Canfot S.A. by means of two mortgage-backed Construction Project Facility Agreements, entered into with Banco Hipotecario S.A. and as explained in Note 14, Canfot S.A. attached a first-priority mortgage to the real estate on which it is building the “Forum Alcorta” project.

As of December 31, 2015 and 2014, the recorded value of the mortgaged property mentioned above totals $ 411,620,358 and $ 591,142,050 (including land value and works in progress) and is included under the entry “Inventory” under current assets.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 31. Restricted assets (continued)

2. To secure the obligations assumed by the Company as a result of its purchase of the property where the “Astor Caballito” project is being developed, the Company furnished a first-priority mortgage in favor of IRSA Inversiones y Representaciones S.A. (hereinafter “IRSA”) over said property up to the amount of US$ 12,750,000 principal, plus corresponding interests, costs and expenses. Additionally, and to secure that operation, the Company furnished a first-priority pledge in favor of IRSA over the shares it holds in Maltería del Puerto S.A (now merged with Canfot SA).

As a result of the merge and exchange of TGLT shares in Maltería del Puerto SA a first-priority mortgage of 3,571,397 Canfot SA shares was furnished in favor of IRSA.

As of December 31, 2015 and 2014, the recorded value of the mortgaged property mentioned above totals $ 115,429,796 and $ 114,356,845 (including land value and works in progress), and is included under the entry “Inventory” under current assets.

3. To secure the obligations assumed by the Company as a result of its purchase of the property where the “Astor Palermo” project is being developed, the Company furnished a first-priority mortgage in favor of Alto Palermo  S.A. (hereinafter “APSA”) over said property.  The mortgaged amount is US$ 8,143,231.

As of December 31, 2015 and 2014, the recorded value of the aforementioned mortgaged property amounts to $ 292,689,918 and $ 439,647,643 (including the value of the plot and works in progress) and is included under the entry “Inventory” under the current assets.

4. As a consequence of financing obtained by TGLT SA pursuant to the Financing Agreement for the financing of the construction of Astor Núñez  with a Banco de la Ciudad de Buenos Aires and as explained in Note 14.1, the Company furnished a first-priority mortgage on the property where the Astor Núñez project is being developed.

As of December 31, 2015 and 2014 the recorded value of the mortgaged property mentioned above totals $ 354,453,825 and $ 170,897,440 (including land value and works in progress), and is included under the entry “Inventory” under current assets.

5. To secure the obligations assumed by the Company as a result of its purchase of the property where the Brisario project created by Proa and Metra Puerto Norte will be developed, the Company furnished a first-priority mortgage in favor of Servicios Portuarios S.A over said property.  The mortgaged amount is US$ 24,000,000.

As of December 31, 2015 and 2014, the outstanding debt was $ 202,052,068 and $ 132,635,405, respectively, and is included under “Accounts payables” under non-current liabilities.

As of December 31, 2015 and 2014, the recorded value of the mortgaged property mentioned above totals $ 384,125,624 and 290,391,812 (including land value and works in progress), and is included under the entry “Inventory” under current assets.

6. As mentioned in Note 33.2 and to secure obligations assumed by the Company as a result of the acquisition of Green Urban Homes SA where Metra Devoto Project will be developed, the Company furnished a first-priority mortgage on the real estate property purchased in favor of the previous owners of the Company. The mortgaged amount is US$ 4,800,000.

As of December 2015 and 2014, the recorded value of the aforementioned mortgaged property amounts to $ 67,656,250 and $ 56,078,865 (including the value of the plot and works in progress) and is included under the entry “Inventory” under the current assets.

7. On December 27, 2007, Marinas Río de la Plata SL and Marcelo Gomez Prieto entered into two Stock Pledge Agreements, one in favour of Marcelo Gómez Prieto and the other in favour of Marinas Río de la Plata SL (hereinafter, the “Stock Pledge Agreements”).  Pursuant to said agreements, each party granted the other, as security for the fulfilment of the financing obligations by both in connection with Marina Río Luján S.A., a first-priority security interest pursuant to Section No. 580 et seq. of the Code of Commerce of the Argentine Republic, on all the shares issued by Marina Río Lujan S.A. owned by the party who ultimately becomes the Pledger under each of the Stock Pledge Agreements.

The following is a description of the financing obligations secured under the Stock Pledge Agreements:

I. The financing policy of Marina Río Luján S.A. will be established by the Board of Directors with a view of attaining the most efficient financial and tax structure for the development of this real estate project.  These policies will be implemented substantially in the same condition as would have been obtained in the open market by unrelated third parties.

II. First, Marcelo Gomez Prieto and Marinas Río de la Plata SL, through Marina Río Luján S.A., will try to obtain financing from independent third parties to develop the real estate project of that company.  For these purposes, Marina Río Luján S.A. will accept third-party financing on arm’s length terms.  In the event that such third party financing is not disbursed, each party will provide financing to the other for up to US$ 4,000,000.

On February 22, 2010, Marcelo Gómez Prieto consented, and the Company agreed, to assume all of the rights and obligations of Marinas Río de la Plata SL and replace it under the Stock Pledge Agreements.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 31. Restricted assets (continued)

8. As a result of certain demolition activities conducted in September 2006 on the premises of the “Astor Nuñez” urban project, Pico y Cabildo S.A. was served with process regarding a suit for “damages due to proximity” in 2009. The case is held before the 89th Civil Trial Court and the amount claimed is approximately $ 440,000.

On August 24, 2012, the Court granted a motion to dismiss filed by the Company based on the statute of limitations and such court decision was appealed by the plaintiff.  The case has been sent to the Court of Appeals and is now awaiting a decision.

As a consequence of the acquisition of shares of Pico y Cabildo S.A. by TGLT S.A., and to secure the outcome of the contingency mentioned above, the former shareholders made a time deposit on behalf of Pico y Cabildo S.A., which will be used solely to pay any obligations arising out of the claim filed against the Company.

Consequently, current assets as of December 31, 2015 and 2014 include the sums of $ 2,584,383 and $ 1,662,510, respectively, under the entry “Cash and Cash Equivalents”, and the sums of $ 2,584,383 and $ 1,662,510, respectively, included in current liabilities under the entry “Other accounts payables.”

9. Disposal of Monroe Real Estate is restricted due to a purchase option of such real estate delivered to a client as collateral for the payment of the option owned by the client, to resell to the Company a number of functional units acquired. The Board of Directors believes there is a low likelihood that such option will be executed by the client.

Note 32. Litigation

32.1. Health and Safety

During the last quarter of fiscal year 2013, Maltería del Puerto S.A. was summoned three times as joint-and-several guarantor of Constructora Sudamericana S.A. for a subcontractor’s alleged violation of safety and health obligations.  The company submitted the requisite replies. The Ministry of Labour and Social Security of the Province of Santa Fe has not issued any resolution regarding these proceedings.

As of the date of these financial statements, we cannot determine whether the defendants will be held liable, or if the adverse resolution, if any, will extend to Maltería del Puerto S.A. as the owner of the property.  If monetary penalties are imposed, they must be paid, regardless of if an appeal is filed with the Labour Court of Appeals for the Province of Santa Fe.

The Board of Directors of the Company and its legal counsel estimate that the resolution of said claims should not generate significant material losses for the Company. As a result, as of December 31, 2015, no charges have been recognized in relation to this violation.

32.2. Labor Claims

On August 3, 2013, the Company was served, in its capacity as joint-and-several guarantor, with a labor claim. An administrative employee of Ingeniero Milia SA (“IGM”) demanded $ 124,500 from IGM and five other real estate developers, including Maltería del Puerto S.A. The case was submitted to Labour Court No 3 of the City of Rosario, Santa Fe. On September 10, 2013, the Company submitted the requisite replies. The case is currently being examined by the Court.

On October 30, 2013, the Company was served, in its capacity as joint-and-several guarantor, with a labor claim in which a construction worker sued IGM. The case was submitted to Labour Court No 2 of the City of Rosario, Santa Fe, for an amount of $ 123,513. On November 14, 2013 the Company submitted the requisite replies. The case is currently being examined by the Court.

In August 2014, Maltería del Puerto (now merged with Canfot SA) was served, in its capacity as joint-and-several guarantor, with a labor claim related to an employee of Rubén Bondino SRL. The case was submitted to Labour Court No 4 of the City of Rosario, for an amount of $ 23,526 plus other items to be judicially determined. On September 30, 2014, the Company submitted the requisite replies. The case is currently being examined by the Court.

On February 6, 2015, Maltería del Puerto (now merged with Canfot SA) received a summons for March 25, 2015 related to the demand “MIGUEL; GONZALO JAVIER c/MARMOLES MATO SRL AND OTHER ON PREPARATORY LEGAL PROCEEDINGS” (File No 1864/14). This is a labor claim served to Mármoles Amato Rubén Antonio Amato, Constructora Sudameiricana and Canfot SA. As of the date of these financial statements, the amount of the claim is unknown.

The Board of Directors of the Company and its legal counsel estimate that the resolution of the claims described above are not likely to generate significant material losses for the Company. As a result, as of December 31, 2015 no charges have been recognized in relation to this matter.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 32. Litigation (continued)

32.3. Ingeniero Guillermo Milia S.A. (IGM)

In February 2012, IGM (a company hired for the provision of concrete and masonry services for Forum Puerto Norte urban project) filed an insolvency petition before the Civil and Commercial Trial Court No. 1 in and for the City of Olavarría, in the case “Ingeniero Guillermo Milia S.A. s/Concurso Preventivo.”

Maltería del Puerto and the Company have appeared in court as unsecured creditors, claiming credits for the amount of $ 9,085,156 and $ 1,293,689, respectively.  On September 12, 2012, the Court disregarded the proof of claims filed by Maltería del Puerto as unsecured creditor and declared its credits inadmissible. For this reason, on October 12th, 2012, Maltería del Puerto filed a motion for review in the proceedings. On December 27, 2012 TGLT S.A. was served notification of the IGM SA commencement of review of its credit. TGLT submitted a reply on February 12, 2013.

On December 17, 2014, the judge declared the credit of Maltería del Puerto S.A. as admissible for the amount of $ 8,341,910.35.

As of the date of issuance of these financial statements, IGM SA is cancelling 40% of each commercial loan in a ten-installment annual payment plan.

As a consequence of the aforementioned, Canfot SA Board of Directors decided to set up an allowance for the amount of $ 4,650,167 included under the entry “Other receivables” within the current assets.

32.4. Tax claims

32.4.1. Worksite Advertising and Fencing

On July 8, 2011, Dirección General de Rentas (General Revenue Bureau, dependent of the Governmental Administration of Public Revenue of the City of Buenos Aires) drafted a resolution for the works where “Forum Alcorta” urban project is being developed, due to an alleged failure to pay advertising fees regarding the fencing surrounding the site and alleged failure to pay the fee for occupying the street right-of-way with the fence, understanding that the same had been placed on the street right of way (at a distance of approximately 35 centimeters from the municipal line).

Regarding the fee for occupying the street right-of-way, on November 3, 2011, Canfot S.A. adhered to a payment plan for the total amount of $ 601.800 (including principal and interest), to be paid in 60 monthly instalments.

As of December 31, 2015 and 2014, the outstanding liability totaled $ 103,961 and $ 205,153 (principal only), included in the entry “Other tax burden” under current liabilities totaling $ 103,961 and $ 101,192 and under non-current liabilities totaling $ 103,961 for 2014.

32.5. Astor Palermo building project/Preliminary Injunction

On June 9, 2011, the Court for Administrative and Tax of the Autonomous City of Buenos Aires No. 9, Secretariat No. 18, developed a precautionary measure in the file No. 41,544, called “Asociación Amigos Alto Palermo c / Government of the Autonomous City of Buenos Aires s / Amparo”. This measure suspended the construction work of the building fronting on Beruti No. 3351/59 between Bulnes street and Coronel Diaz avenue of Buenos Aires.

On April 26, 2012, the Appeals Chamber decided to reverse the court ruling and have the lifting of the precautionary measure dictated timely, suspending the continuation of work on the “Astor Palermo”.  On June 30, 2015 the Judge decided to file the proceedings.

32.6. Astor Caballito building project /Preliminary Injunction

On August 14, 2012, the Court of Appeals on Administrative and Tax Matters of the City of Buenos Aires, enforced injunctions in two related proceedings involving the Astor Caballito Project, brought by certain neighbors associations against us questioning the validity of the construction plans.  Such injunctions ordered the suspension of construction on the premises of Astor Caballito.  We brought actions seeking the revocation of these decisions, which were further denied by the Supreme Court.  The evidence discovery period concluded on October 23, 2015, and the proceeding is pending a final decision by the court.  The permits for this project may be compromised if the court enforces the injunctions.   Our agreements with Inversiones y Representaciones Sociedad Anónima, or IRSA, entered into in connection with the barter acquisition of the property, provide that if the potential size of the project is reduced due to a conflict with the plans, IRSA’s right to future units in the project is proportionally reduced.

32.7. Other claims

•             On December 2, 2013 Maltería del Puerto (merged with Canfot SA) was notified about a claim before the General Arbitration Tribunal of the Rosario Stock Exchange for breach of contract. The claim relates to an alleged delay in the delivery of the functional unit and lack of under floor heating in the unit. The amount of the claim is $ 350,000. As of the date of issuance of these financial statements, the claim is in the discovery period.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 32. Litigation (continued)

32.7. Other claims (continued)

•            On November 14, 2013, Maltería del Puerto was summoned before the General Arbitration Tribunal of Rosario Stock Exchange as per the claim “Inversora Araberta c/ Maltería del Puerto S.A for Breach of Contract File 3/2013”, and the amount claimed is US$ 500,000. The reason for the claim is the intrinsic distortion of the purchased functional unit. On January 10, 2014 the Company submitted the reply. On August 10, 2015, the Company reached a transactional agreement which could not be satisfied due to the opinion to the contrary of the remaining owners of Forum Puerto Norte. As of December 31, 2015, no charges have been recognized in relation to this matter.

•            On June 25, 2013, Maltería del Puerto SA initiated an extrajudicial mediation against Aseguradora de Cauciones Compañía de Secures to claim the collection of payment under insurance policies in the amount of 823,626, and 823,686, or satisfy the mediation requirement for future claims related to patrimony. On August 13, 2013, the mediation process was finished without the parties having reached an agreement. The claim has been initiated as a consequence of IGM’s bankruptcy protection filing. IGM abandoned the construction of Astor Caballito without returning financial advances granted by TGLT SA (the subject of the above-referenced insurance policies claim) among other breaches of the construction contract and other damages to the Company. Considering the status and nature of the proceedings, the claim result is uncertain. As of the date of the issuance date, there is no payable sum nor is it possible to reasonably estimate the amounts that the Company may face if it is not successful in the mediation. In March 2014, the demand was filed and the claim is in the discovery period.

•            In August 2014, mediation hearings in relation to the claim Blegger David a/ Maltería del Puerto SA (currently merged with Canfot SA) for damages ended. The reason for the claim is the presence of leakages and breakages in the functional units. The amount claimed is $ 150,000. As of the date of these financial statements, the claimant will soon file the complaint. Preliminary injunctions have been issued, then appealed and replaced by a caution policy. As of December 31, 2015, no charges have been recognized in relation to this matter.

•            In February 2014 Maltería del Puerto SA was served a judicial order related to the claim Abelrik Edgardo Elias a/Maltería del Puerto S.A. f/ Evidence Assurance, before the 4th Civil and Commercial Trial Court by which the claimant alleges that Forum Puerto Norte did not meet the conditions to fulfill delivery of his functional unit. The Company replied in March 2014, producing the pertinent documentation. In December 2015, the claimant took possession of the units and committed by written agreement to pay the amount of $150,000, thus ending the claim.

•            On March 12, 2015 the Company filed a claim against Escalum Investment SA for damages derived from the delivery of a broken container. The amount claimed is $ 71,753. As of the date of these financial statements, the file is open for evidence production. As of December 31, 2015, no charges have been recognized in relation to this matter.

•            On December 10, 2015, Canfot SA notified Chubb SA of a claim for the collection of advance policies and performance bonds derived from the contractor NEMA TECNICA SRL’s breach of performance. On February 4, 2016, CHUBB delivered a reply. As of the date of these financial statements, the file has not been opened for evidence production.

•            On October 10, 2014, the National Executive Power declared by Decree 1762/2014 that the platform named “La Anguilera” in Tigre, Province of Buenos Aires, was a national historical place. On February 2, 2015, the Company filed a motion for reconsideration before the National Executive Power. As per the nature of the administrative proceeding and the present situation of such motion it is not possible to foresee the result of the process. Likewise, there is no amount specified in the claim.  The Board of Directors believes that the resolution will be favorable to the Company.

•            In the claim “Creciente Marcela Araceli and others vs. TGLT SA and others” neighbors of El Garrote neighborhood — in the proximities of Venice - were affected by the displacement of rain waters during TGLT SA’s construction of the Venice development. There is no amount specified in the claim. TGLT SA appealed on November 25, 2014. The Board of Directors believes that TGLT’s arguments are strong and that the resolution will be favorable to the Company.

Note 33. Interest in other companies — Acquisitions and transfers

33.1. Merger between companies: Canfot S.A. and Maltería del Puerto S.A.

On June 16, 2014, the Ordinary and Extraordinary General Shareholders’ Meeting of Maltería del Puerto S.A. approved a capital increase through the partial capitalization of the irrevocable capital contribution made by TGLT in the amount of $ 33,427,500. This led to a change in the shareholdings of Maltería del Puerto SA, with TGLT becoming the holder of 99.4% of the shares of Maltería del Puerto SA and Juan Carlos Rosetti becoming the holder of 0.6% of the shares. On the same date, the Boards of Directors of Maltería del Puerto SA and Canfot SA (both TGLT SA controlled companies) approved the Commitment to Merge both companies with Canfot SA as the surviving company and Maltería del Puerto SA ceasing to exist. Such merger was registered with the IGJ on March 30, 2015.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 33. Interest in other companies — Acquisitions and transfers (continued)

33.2. Merger between companies: TGLT S.A. and Green Urban Homes S.A.

On December 2, 2014, TGLT signed a Purchase Agreement by means of which TGLT SA acquired 100% of the shares of “Green Urban Homes SA” (GUHSA). GUHSA’s main asset was the ownership of two real estate properties: (1) a farm house on Mercedes Street between Santo Tomé and Arregui, and (2) a farm house on 4261 Santo Tomé Street, with a total area of 6,227 square meters, in the City of Buenos Aires. The total purchase price of the shares of GUHSA acquired by TGLT SA under this Purchase Agreement was US$ 4,800,000, payable as follows: (a) US$ 500,000 on January 6, 2015; (b)  US$ 700,000 on January 5, 2016; (c) US$ 1,200,000 on January 5, 2017; (d)  US$ 1,200,000 on January 5, 2018; and (e)  US$ 1,200,000 on January 5, 2019.

As of December 31, 2015 and 2014, the sum to be cancelled amounted to $ 56,072,007 and $ 41,088,000, respectively, shown under “Other  payables” within current liabilities for the amount of $ 9,128,007 and $ 4,280,000, respectively, and within the non-current liabilities for the amount of $ 46,944,0 00 and $ 36,808,000, respectively.

To secure the obligations assumed for the payment of the purchase price of shares, GUHSA (as guarantor) furnished a first-priority mortgage in favor of the sellers (as creditors) and at their satisfaction, over said property and regarding the obligations assumed by TGLT under the Purchase Agreement.

On March 31, 2015, the TGLT SA Board of Directors and GUHSA Board of Directors approved the Commitment to Merge, with TGLT as the surviving company and Green Urban Homes SA ceasing to exist. The benefits of this merger are the simplification of TGLT SA and GUHSA’s administrative structure, the benefits of centralized management and the elimination of double administrative structures with its subsequent double costs. The date for the reorganization was January 1, 2015.

On September 25, 2015, the Shareholders’ Meetings of both companies approved the merger and authorized the Company’s Board of Directors to approve the Definitive Merger Agreement. As of the date of these financial statements, the transaction is pending approval from the regulator.

Note 34. Risks — financial risk management

The Company is exposed to market, liquidity and credit risks that are inherent to the real estate business, as well as to the financial instruments used to finance real estate projects and for liquidity investments. The Company’s management regularly analyzes risks to report to the Board of Directors, and devises risk management strategies and policies.  Likewise, it monitors that the practices adopted throughout the Company are consistent with established policies.  It also monitors current policies and adapts or modifies them based on market changes and emerging Company needs.

34.1. Market Risks

The activities of the Company are exposed to risks inherent to the real estate development business in Argentina.  These include the following:

Risk of increasing construction costs

Most of our costs are pegged to the fluctuation of construction and material prices and labor rates. However, the Company uses a set of strategies to prevent losses, for example, adjusting the price lists monthly to reflect at least the projected increase of construction costs published by Chamber of Argentine Construction Companies (Cámara Argentina de la Construcción - CAC).

Risks of demand of our products

Financing for our real estate projects depends mostly on the amount of presales.  The demand for our products depends on several external factors. For this reason, the Company Management monitors the pace of sales, which allows project financing.

Risk of suppliers’ contract default

The Company thoroughly evaluates the contractors, both before and during performance of the contract, to reduce the risk of contractual default.

34.2. Financial Risks

Risks related to financing

TGLT accesses capital markets to finance additional costs with respect to project construction. FIX SCR SA Agente de Calificación de Riesgo (former Fitch Argentina Calificadora de Riesgo SA) has recently granted the Company a long-term rating of BBB (investment grade).

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 34. Risks — financial risk management (continued)

Risk related to exchange rates

TGLT develops and sells its products in Argentina and Uruguay and consequently is exposed to risks arising from exchange rate fluctuations.

In particular, TGLT SA has debts in foreign currencies, such as the mortgaged loan granted by Canfot SA for Forum Alcorta project and corporate notes. Because of this, TGLT SA performed financial coverage transactions between the Argentine peso and the US dollar during this period to minimize the risks related to exchange rates of its financial liabilities.

Risks related to interest rates

TGLT is subject to risks related to interest rates in its investment portfolio and its liabilities. The Company uses a mix of fixed and variable rate debt together with the strategy in its investment portfolio. Periodically, the Company enters into derivative financial agreements with respect to exchange rates and/or interest rates to mitigate the exposure to exchange rate or interest rate changes.

Risk originated in credits

The risks originated in credits may arise in cash and cash equivalents, deposits with banks and financial institutions, as well as with credits granted to clients, including other assumed credits and transactions. The Company actively controls the credit reliability of its liquid assets instruments and its counterparts related to derivate and insurance in order to minimize credit risks. Purchase agreements include strong penalties for breach in payment fulfillment, bringing about high costs for our clients and consequently, we do not register a high level of delay or failure in payment.

The Company finances its projects mainly by means of the pre-sale of units. Purchase agreements with our clients include, in general, a payment plan beginning with the agreement subscription and ending with the delivery of the finished product, with installments along the building process. Any irregularity or delay in payment constitutes a risk for project financing.

Credit risk related to the investment of cash and cash equivalent balances is managed directly by the Treasury.  The Company maintains deposits in accredited financial entities.

Counterparts’ risks

The credit risk related to the cash and cash equivalents investment is directly managed by the treasury. The Company’s policy regarding financial investments is conservative, favoring deposits in financial institutions considered and with excellent ratings, as well as investment funds that hold its portfolio in instruments of very low volatility and high liquidity.

The counterparts’ referred to derivatives and cash transactions are limited to high credit quality financial institutions, exclusively whit the qualification “investment grade”.

Liquidity risks

TGLT’s financing strategy seeks to preserve adequate financing resources and access to additional liquidity. During 2014 and 2015, TGLT has had cash flows derived from transactions as well as bank and capital market financing to finance its transactions.

Management keeps enough cash and cash equivalents to finance usual levels of transactions and believes that TGLT has adequate access to the market to finance short-term working capital needs.

In February, 2016, following the end of the fiscal year ended December 31, 2015, the Company issued corporate notes for an amount of $ 96,828,323 that will mature in 18 months. The Company expects to receive collections for sales already settled, in installments as possession payments, as well as income from new sales and disbursements from existing short-term financial debt or new debt.

Note 35. Financial instruments

As of December 31, 2015 and December 31, 2014, the Company and its related parties have carried out the following commercial transactions:

•                  Shown in Assets:

TGLT SA carried out transactions between the Argentinian peso and the US dollar to minimize the risks brought about by exchange rates on its corporate notes in the local market.

As of December 31, 2015, these transactions have been cancelled and as of December 31, 2014, the amount is included in “Financial Instruments” amounted to $ 4,107,049.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 35. Financial instruments (continued)

•                  Shown under Liabilities:

Through its subsidiary FDB S.A. (Uruguay), the Company performs operations of financial coverage between the US dollar and the Indexed Unit (an account unit in Uruguay updated by inflation) to minimize the risks involved in exchange rates for its Project Forum.

Puerto del Buceo. The Company has performed transactions in which it obtained financial instruments in US doll$ and has invested such amounts in Letras de Regulación Monetarias denominated in IUs issued by the Central Bank of Uruguay, equaling the maturity dates of both instruments. The Company also has a time deposit in Uruguayan pesos to secure such instruments.

As of December 31, 2015, such instruments have been fully cancelled and as of December 31, 2014, the amount mentioned in the preceding paragraph is included in “Financial Instruments” in the amount of $ 6,245,796.

Note 36. Segment information

36.1. Introduction

The Company has adopted IFRS 8—Operating Segments, which provides that operating segments are identified on the bases of internal reports regarding the company components regularly reviewed by the Board of Directors, the main operating decision-maker, to allocate resources and assess performance. To conduct its business, both financially and operationally, the Company has established that each of its real estate undertakings represents a business segment: Forum Puerto Norte (FPN), Forum Alcorta (FFA), Astor Palermo (ASP), Astor Caballito (ASC), Astor Núñez (ASP), Venice (VEN), Forum Puerto del Buceo (FPB), Metra Puerto Norte (MPN), Faca Foster (FAF) (the last two result from the division of an ex FACA project), and Metra Devoto (MDV) among others. Likewise, it has been the Company´s decision to consolidate less significant projects within the description of income and assets and liabilities composition, considering them non-reportable segments as per IFRS regulations.

Company management uses the indicators summarized in the following sections:

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 36. Segment information (continued)

36.2. Information on secured sales and collections

Information in million pesos.

	FPN	FFA	FPB (1)	ASP	ASN	VEN	Others (2)	TOTAL
SALES
(1) COMMERCIALIZED UNITS
In the year ended on 31.12.2015	2	19	58	15	55	90	75	314
In the year ended on 31.12.2014	6	8	43	17	49	45	75	243
Accrued as to 31.12.2015	452	147	214	205	248	279	403	1.948

(2) SECURED SALES
In the year ended on 31.12.2015	2,5	237,0	191,2	50,4	128,4	167,2	104,6	881,3
In the year ended on 31.12.2014	11,1	92,7	206,4	52,1	83,5	75,0	90,5	611,3
Accrued as to 31.12.2015	432,4	1.014,6	863,2	361,4	403,8	460,3	505,0	4.040,7

(3) ADVANCES OF CLIENTS (*)
In the year ended on 31.12.2015	(31,4)	(166,9)	621,3	(194,9)	178,9	154,3	50,9	612,2
In the year ended on 31.12.2014	(123,8)	106,3	199,8	123,4	51,0	43,2	83,9	483,8
Accrued as to 31.12.2015	11,5	326,0	1.062,4	270,2	333,6	290,8	203,8	2.498,4

(4) REVENUE PER SALES
In the year ended on 31.12.2015	38,8	487,4	—	292,2	—	—	10,6	829,0
In the year ended on 31.12.2014	216,6	171,8	—	4,9	12,7	—	9,4	415,4
Accrued as to 31.12.2015	418,7	673,0	—	297,1	12,7	—	—	1.401,5

(5) SALES RECEIVABLE
Accrued as to 31.12.2015	2,5	25,0	—	3,6	—	—	—	31,1
Accrued as to 31.12.2014	3,2	12,7	—	1,9	—	—	0,1	18,0

Note: there are no external clients representing more than 10% of total secured sales.

(1)  The only project developed abroad (Montevideo, Uruguay).

(2) Includes Astor Caballito, Metra Puerto Norte, Proa (former FACA Foster), Metra Devoto and Other projects.

(*) Negative values represent delivery of Functional units.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 36. Segment information (continued)

36.3. Information on Inventory and investment budget

	FPN	FFA	FPB (1)	ASP	ASN	VEN	Others (2)	TOTAL
INVENTORY
(7) INVENTORY
Accrued as of 31.12.2014	44,2	591,1	450,3	439,6	170,9	227,1	487,0	2.410,3
Accrued as of 31.12.2015	15,1	411,6	1.071,2	292,7	354,5	402,4	569,1	3.116,6
Accrued as of 31.12.2015 (net of interests)	15,1	368,8	1.071,2	280,0	304,0	391,8	569,1	3.000,1

(8) COST OF SOLD PRODUCTS
In the year ended on 31.12.2015	38,1	358,8	—	255,7	—	—	2,7	655,2
In the year ended on 31.12.2014	198,0	128,0	—	4,1	16,3	—	2,3	348,7
Accrued as of 31.12.2015	505,0	486,8	—	259,8	16,3	—	—	1.267,9
Accrued as of 31.12.2015 (net of interests)	505,0	431,9	—	222,6	13,8	—	—	1.173,4

(1) It considers only the accrued inventory proportional to the project launched stages.

(2) It includes Astor Caballito, Metra Puerto Norte, Proa, Metra Devoto and Other projects.

36.4. Information on the Income Balance, Assets and Liabilities

Fiscal year ended on December 31, 2015	FPN	FFA	FPB	ASP	ASN	VEN	Others (1)	TOTAL
(LOSS) INCOME BALANCE
Gross income per segment (4.a - 8.a)	0.6	128.7	—	36.5	—	—	8,0	173.8
Gross Margin	1.6%	26.4%	—	12.5%	—	—	74.9%	21%
Commercialization and management expenses	—	—	—	—	—	—	—	(159.9)
Financial interests	—	(31.7)	—	(19.5)	—	—	—	(51.3)
Other financial results and for holding, net	—	—	—	—	—	—	—	(20.3)
Other expenses	—	—	—	—	—	—	—	(0.4)
Loss for the year before income tax	—	—	—	—	—	—	—	(58.0)
FINANCIAL STATEMENT
ASSETS
Inventory
In building process	—	—	1,071.2		354.5	402.4	569.1	2,397.1
Finished units	15.1	411.6	—	292.7	—	—	—	719.4
Assets per segment	15.1	411.6	1,071.2	292.7	354.5	402.4	603.4	3,116.6
Trade and other receivables	2.5	25.0	—	3.6	—	—	—	31.1
Goodwill	—	79.4	—	—	10.6	21.5	—	111.4
Other current assets	—	—	—	—	—	—	—	368.6
Other non-current assets	—	—	—	—	—	—	—	390.7
TOTAL ASSETS								4,018.4
Advances in local and foreign currency	18.5	319.1	1,062.4	270.2	333.6	290.8	203.8	2,498.4
Short-term financial debt	—	83.5	92.2	—	42.5	17.7	156.1	392.0
Long-term financial debt	—	—	—	—	—	—	58.7	58.7
Other current liabilities	—	—	—	—	—	—	—	529.7
Other non-current liabilities	—	—	—	—	—	—	—	324.4
TOTAL LIABILITIES								3,803.3

Fiscal year ended on December 31, 2014	FPN	FFA	FPB	ASP	ASN	VEN	Others (1)	TOTAL
(LOSS) INCOME BALANCE
Gross income per segment (4.a - 8.a)	18.5	43.8	—	0.9	(3.6)	—	7.2	66.7
Gross Margin	8.6%	25.5%	—	17.4%	(28.6)%	—	76.1%	16%
Commercialization and management expenses	—	—	—	—	—	—	—	(107.1)
Financial interests	—	—	—	—	—	—	—	—
Other financial results and for holding, net	—	—	—	—	—	—	—	26.6
Other expenses	—	—	—	—	—	—	—	(0.5)
Loss for the year before income tax								(14.1)

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014

(figures expressed in Argentine pesos - $)

Note 36. Segment information (continued)

36.4. Information on the Income Balance, Assets and Liabilities (continued)

Fiscal year ended on December 31, 2014	FPN	FFA	FPB	ASP	ASN	VEN	Others (1)	TOTAL
FINANCIAL STATEMENT
ASSETS
Inventory
In building process		407.6	450.3	439.6	170.9	227.1	494.8	2,190.30
Finished units	36.4	183.5	—	—	—	—	—	219.9
Assets per segment	36.4	591.1	450.3	439.6	170.9	227.1	494.8	2,410.3
Trade and other receivables	3.2	12.7	—	1.9	—	—	0.1	18.0
Capital gain	—	79.4	—		10.6	21.5	—	111.4
Other current assets	—	—	—	—	—	—	—	242.4
Other non-current assets	—	—	—	—	—	—	—	328.7
TOTAL ASSETS								3,144.8
Advances in local and foreign currency	42.9	492.9	441.1	421.1	154.7	136.5	153.0	1,842.2
Short-term financial debt	—	152.7	—	—	0.1	8.6	130.0	291.4
Long-term financial debt	—	—	—	—	16.4	—	76.5	92.9
Other current liabilities	—	—	—	—	—	—	—	320.8
Other non-current liabilities	—	—	—	—	—	—	—	314.0
TOTAL LIABILITIES								2,861.3

(2) It includes Astor Caballito, Metra Puerto Norte, Proa, Metra Devoto and Other projects.

Note 37. Earnings per share

Basic and diluted earnings per share

The results and average estimated number of ordinary shares used for calculating basic earnings per share are the following:

	Dec 31, 2015	Dec 31, 2014
Result used for calculating earnings per basic share	(45,076,829)	(18,712,938)
Average estimated number of ordinary shares for purposes of earnings per basic share (all estimations)	70,349,485	70,349,485
Earnings per share	(0.64)	(0.27)

The average estimated number of basic shares was 70,349,485, the same as the average estimated number of diluted shares, as there were no debt securities convertible to shares as of December 31, 2015 and 2014.

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 38. Assets and liabilities in foreign currency

	Dec 31, 2015				Dec 31, 2014
	Class and amount in foreign currency		Exchange rate	Total amount accounted for in pesos	Total amount accounted for in pesos
ASSETS
Current assets
Cash and cash equivalents :
Cash	US$	2,772	12.940	36,007	23,149
	UYU	45,618	0.434	19,798	—
				55,805	23,149
Banks	US$	1,122,457	12.940	14,572,580	9,378,935
	UYU	537,610	0.434	233,323	539,156
				14,805,903	9,918,091
Certificate of deposits	US$	198,188	13.040	2,584,383	1,662,510
Mutual funds	US$	467,621	12.940	6,051,016	15,083,424
Bonds and titles	US$	4.695.324	12.940	60,957,008	—
Accounts and other receivables:
Debtors per sale of goods	US$	1,762,985	12.940	22,813,020	9,074,815
Debtors for services rendered	US$	383	12.940	4,956	894,129
Other receivables:
Value added Tax	UYU	109,959,032	0.434	47,722,207	18,554,605
Net Worth Tax	UYU	8,678,097	0.434	3,766,294	3,398,159
Refundable Tax credits	UYU	—	0.434	—	110,535
Other taxes	UYU	—	0.434	—	8,300
Advance payments to work suppliers	US$	1,310,627	12.940	17,021,919	81,914
	UYU	4,623,930	0.434	2,006,786	3,456,628
				19,028,705	3,538,542
Security deposits	US$	54,600	12.940	707,004	380,700
Insurance to be accrued	US$	126,177	12.940	1,634,969	1,107,906
	UYU	82,849	0.434	35,956	22,037
				1,670,925	1,129,943
Expenses to be accounted for	US$	3,706	12.940	48,141	—
Collectable fund for equipment	US$	257,560	12.940	3,332,822	1,553,227
Advance payments for the purchase of real estate properties	US$	1,500,000	12,940	19.410.000	—
Sundry	US$	1,364	12.940	17,718	114,766
Receivables from related parties:
Accounts receivable	US$	5,723	12.940	74,056	87,278
Total current assets				203,049,963	65,532,173

Non current assets
Other receivables:
Security deposits	US$	—	12.940	—	81,610
	UYU	112,929	0.434	49,011	6,654
				49,011	88,264
Insurance to be accrued	US$	—	12.940	—	445,342
Tax assets:
Federal Tax	UYU	—		—	143,339
Total non-current assets				49,011	676,945
Total assets				203,098,974	66,209,118

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 38. Assets and liabilities in foreign currency (continued)

	Dec 31, 2015				Dec 31, 2014
	Class and amount in foreign currency		Exchange rate	Total amount accounted for in pesos	Total amount accounted for in pesos

LIABILITIES
Current Liabilities
Trades payable:
Suppliers	US$	744,760	13.040	9,676,702	1,717,143
	UYU	62,567,721	0.434	27,154,391	10,104,991
				36,831,093	11,822,134
Deferred checks	US$	691,916	13.040	8,987,989	—
	UYU	1,331,444	0.434	577,847	—
				9,565,836	—
Provision for expenses	US$	73,396	13.040	953,414	92,990
	UYU	116,730	0.434	50,661	401,206
				1,004,075	494,196
Provisions for works	US$	163,273	13.040	2,120,916	482,719
	UYU	11,405,759	0.434	4,950,099	2,242,174
				7,071,015	2,724,893
Insurance payable	US$	130,664	13.040	1,703,863	968,552
Contingency fund	US$	121,264	13.040	1,576,024	1,050,259
	UYU	13,184,221	0.434	5,721,948	1,849,734
				7,297,972	2,899,993
Building permit	UYU	50,642,753	0.434	21,978,955	19,272,924
Creditors per real estate purchase	US$	15,794,790	13.040	205,964,067	132,635,405
Short-term financial debt:
Short-term financial debt received	US$	8,425,284	13.040	109,865,697	8,624,200
Mortgage-backed bank borrowings	US$	1,973,095	13.040	25,729,155	85,884,333
Corporate notes	US$	2,094,420	13.040	27,311,236	16,856,614
Financial instruments:
Financial instruments:	US$	—	13.040	—	245,234,756
	UYU	—	0.434	—	(238,988,960)
				—	6,245,796
Salaries and social security:
Fees and wages payable	UYU	2,311,832	0.434	1,003,335	162,201
Social Security payables	UYU	258,843	0.434	112,338	647,113
13th Salary and holidays accrued	UYU	861,832	0.434	374,035	316,955
Other tax burdens:
Income Tax	UYU	—	0.434	—	346
Withholdings and collections to be deposited	UYU	1,661,733	0.434	721,192	317,495
Outstanding sums due to related parties:
Borrowings	US$	1,356,046	13.040	17,682,838	8,624,200
Advanced Payments of clients
Advanced collections	US$	81,540,630	13.040	1,059,212,786	365,187,474
Funds for equipment acquisition	US$	238,557	13.040	3,098,855	—
Operating fund	US$	5,638	13.040	73,238	—
Other accounts payable:
Sundry creditors	US$	198,189	13.040	2,584,383	1,662,510
Debt per purchase of shares	US$	700,001	13.040	9,128,007	4,280,000
Current tax liabilities
Net Income Tax in foreign currency	$U	100,956	0.434	43,815	—
Total current liabilities				1,548,357,786	669,627,334

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 38. Assets and liabilities in foreign currency (continued)

	Dec 31, 2015				Dec 31, 2014
LIABILITIES	Class and amount in foreign currency		Exchange rate	Total amount accounted for	Total amount accounted for
Non-current liabilities
Trades payable:
Building permit	UYU	20,231,705	0.434	8,780,560	9,566,478
Long-term financial debt:
Corporate notes	US$	—		—	46,540,837
Other payables:
Debt by purchase of shares	US$	3,600,000	13.040	46,944,000	36,808,000
Total non-current liabilities				55,724,560	92,915,315
Total liabilities				1,604,082,346	762,542,649

US$: United States doll$.  UYU: Uruguayan pesos.

Note 39. Investment in property under construction

On December 23, 2014, TGLT partnered with a group of independent investors and Bayer SA, and signed a Purchase Agreement by which they purchased real property with improvements from Bayer located in Belgrano neighborhood, City of Buenos Aires, on 1300 Monroe Street, 1300 Blanco de Encalada Street and 2400 Miñones Street, with a total area of 10,163 square meters. The value of such property amounts to US$ 12,626,261. TGLT’s share in this real estate acquisition represents 31.36% of the total.

Disposal of Monroe Real Estate is restricted, as mentioned in note 31.9.

As of December 31, 2015 and 2014, investment property under construction was $ 34,326,685 and $ 33,982,480, respectively.

Note 40. Determination of fair value

A. Financial Instruments per category

The following are financial assets and liabilities per financial instrument category and a reconciliation with the corresponding line shown in the consolidated financial statements.

The financial assets and liabilities as of December 31, 2015 and 2014 were as follows:

Concept	Financial Liabilities at their fair value with changes through profit or loss	Financial Liabilities valued at their depreciation cost	Total
FINANCIAL LIABILITIES
Trade and other accounts payables	—	424,481,742	424,481,742
Financial debt	276,076	450,479,346	450,755,422
Other accounts payable	—	59.372,160	59,372,160
Outstanding sums with related parties	—	35,418,354	35,418,354
Total liabilities as of December 31, 2015	276,076	969,751,602	970,027,678

Concept	Financial Assets at their fair value with changes through profit or loss	Depreciated Cost	Investments held to maturity	Total
FINANCIAL ASSETS
Cash and cash equivalents	6,387,877	48,319,081	1,662,510	56,369,468
Financial Instruments	4,107,049	—	—	4,107,049
Accounts and other receivable	—	18,021,017	—	18,021,017
Other credits	—	206,905,689	—	206,905,689
Receivables from related parties	—	11,098,517	—	11,098,517
Total assets as of December 31, 2014	10,494,926	284,344,304	1,662,510	296,501,740

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 40. Determination of fair value (continued)

Concept	Financial Liabilities at their fair value with changes through profit or loss	Financial Liabilities valued at their depreciation cost	Total
FINANCIAL LIABILITIES
Accounts and other accounts payables	—	254,860,955	254,860,955
Financial debt	—	384,296,792	384,296,792
Financial Instruments	6,245,796	—	6,245,796
Other accounts payable	—	43,249,024	43,249,024
Outstanding sums with related parties	—	35,418,354	35,418,354
Total liabilities as of December 31, 2014	6,245,796	717,825,125	724,070,921

A.            Financial Instruments per category

In the case of Sales receivable, other receivable and receivables from related parties, book value is considered to be near the fair value as such credits are substantially short-term.

In the case of trades payable, financial debt, other accounts payable and intercompany balances, their book value is considered to be near their market value.

B.            Determination of fair value

The Company has classified assets and liabilities measured at their reasonable value after their initial recognition in three levels of reasonable values, based on the relevance of the information used to determine them:

Level 1: measurement of reasonable values is derived from quotation prices (not adjusted) in active markets for identical assets or liabilities.

Level 2: the information used to determine the reasonable values includes: market price of similar instruments in active markets, market price of similar or identical instruments in inactive markets, or models of value determination which use information derived from market information or may be observed with market information.

Level 3: the information used to determine reasonable values cannot be observed and is significant to determine such values. Such information requires the significant judgment and estimates of Company management.

Assets and liabilities measured at their fair value as of December 31, 2015 and 2014 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	60,957,008	—	—	60,957,008
Totals as of December 31, 2015	60,957,008	—	—	60,957,008

Liabilities
Financial Instruments
Totals as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	54,706,958	—	—	54,706,958
Financial Instruments	4,107,049			4,107,049
Totals as of December 31, 2014	58,814,007	—	—	58,814,007
Liabilities
Financial Instruments	6,245,796	—	—	6,245,796
Totals as of December 31, 2014	6,245,796	—	—	6,245,796

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 41. Information about participation in other Companies

The companies in which the Company has a non-controlling participation are:

Company	Dec 31, 2015	Dec 31, 2014
Canfot S.A. (CANF)	8.33%	8,33%
Marina Río Luján S.A. (MRL)	49.99%	49,99%
Sitia S.A.(SITIA)	5.00%	—

The following summarizes the assets, liabilities and income for each company:

	Dec 31, 2015
	CANF	MRL	SITIA
Asset	549,866,541	314,638,292	100,000
Non-controlling share	45,803,883	157,319,146	5,000
Liabilities	423,242,929	330,869,821	—
Non-controlling share	35,256,136	165,434,911	—
Income for the period	49,422,173	(14,482,481)	—
Non-controlling share	4,116,867	(7,241,241)	—

	Dec 31, 2014
	CANF	MRL
Asset	735,443,253	145,223,894
Non-controlling share	61,262,423	72,611,947
Liabilities	658,241,814	146,972,942
Non-controlling share	54,831,543	73,486,471
Income for the period	13,561,480	2,742,814
Non-controlling share	1,129,671	1,371,407

Note 42.  Share Capital Reduction

During the present fiscal period, the Company has incurred significant losses, which, when combined with prior losses, have surpassed 50% of the Company’s share capital plus 100% of its reserves. Therefore, section 206 of Law 19550 (Business Organizations) requires the Company to reduce its share capital or restructure its equity.

On March 8, 2016 the Board of Directors called an Extraordinary Shareholders’ Meeting to be held on April 14, 2016 with an agenda that includes a proposal for the absorption of accumulated losses.

Note 43. Stock options

At the shareholders’ meetings held on October 30, 2009, December 20, 2011, April 30, 2014 and April 16, 2016, a plan to establish options to purchase stock was approved as compensation for certain of our current and future officers and senior employees.  As approved by the shareholders, such options carry the right to subscribe for up to a pre-determined number of shares equal to 7% of our current capital stock (i.e., 70,349,485 shares) including the shares issued under these options, subject to any adjustments and to the terms and conditions determined by the board of directors.

On November 10, 2011 and December 11, 2012 the board of directors approved an incentive plan based on stock options for the benefit of our executives and employees in accordance with the resolutions adopted by the shareholders.  The main features and conditions of this plan are, among others:

i.                        Purpose: attract and retain the services of exceptionally competent executives and employees, and provide them with an incentive to boost their efforts on our behalf;

ii.                     Plan Management: the plan will be managed by the compensation committee, with ample powers to establish the final terms and conditions of the documents implementing the plan and the beneficiaries thereunder;

TGLT S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 PRESENTED COMPARATIVELY

(figures expressed in Argentine pesos - $)

Note 43. Stock options (continued)

iii.                  Beneficiaries: senior employees;

iv.                 Shares subject to the plan: shares subject to the plan may not exceed in the aggregate 7% of our common shares after giving effect to the issuance of shares subject to the plan (on a post-dilution basis);

v.                    Vesting and collection of benefits: every option may be exercised on the date to be determined by the compensation committee, as stated in the respective stock option agreement, and in any case, not later than ten years after the date granted.  Unless otherwise expressly stated, an option will vest and may be exercised in respect of shares subject to the option at a rate of one fourth per year until the fourth anniversary of the date when granted;

vi.                 Form of payment of the price: the price of the shares shall be paid in cash, in Pesos.  Issuance of shares subject to the plan will be conditional upon payment to us of the full price of the option by the beneficiary under the plan; and

vii.              Lock-up: shares subscribed under the plan may not be sold, transferred or disposed of by the holders thereof until 180 days after the date of subscription.

The plan will be managed by the compensation committee, whose members are Federico Nicolás Weil, Darío Ezequiel Lizzano and Ralph Faden Reynolds. The compensation committee is responsible for establishing the final terms and conditions of the documents implementing the plan and the beneficiaries thereunder.

As of the date of these financial statements, the compensation committee has not granted any stock options under this plan, as the proceedings to obtain the required CNV consent (File Nº 2074/13) for such action have not been completed.

On April 14, 2016, our Shareholders’ Meeting approved the issuance of additional stock options for up to 5% of the number of shares to be issued as a result of this offering, to be granted to officers and employees of our company. At such Shareholders’ Meeting, the Shareholders delegated the determination of the terms and conditions for the issuance of such stock options to the Board of Directors.

Note 44. Subsequent events after December 31, 2015

There have been no events or transactions between the closing date of this period and the issuance of these financial statements significantly modifying the equity of the Company as of December 31, 2015, or the period from December 31, 2015 to the issuance of these financial statements.

On February 19, 2016, of the Company issued corporate notes for $96,828,323, whose proceeds were received as follows: (a) $72,436,565 in cash and (b) $24,391,758 with Corporate Notes Class VII with a face value of $24,078,735.

On April 12, 2016 the Management of the Company approved the consolidated and individual financial statements of TGLT S.A. prepared in accordance with IFRS, in order to be submitted to the CNV (local regulator). Those financial statements were the basis for the current consolidated financial statements for 2015 and 2014, to be submitted to the SEC. While the accounting framework, balance sheet and results of operations are the same for both sets of financial statements, there are certain disclosure differences.

On April 14, 2016, the shareholders of the Company at the Shareholders’ Meeting resolved, among other matters, to (i) absorb the accumulated loss with the account “Premiums of issuance” for $257.434.075, (ii) appoint new board members; (iii) increase the Company’s capital through the issuance of common shares; (iv) file a registration statement with the SEC and request the listing of the shares on the NYSE or NASDAQ; (v) permit the issuance of stock options of up to 5% of the shares to be issued pursuant to the aforementioned capital increase for the benefit of certain officers and employees; and (vi) approve certain amendments to the Company’s By-Laws to conform with recent changes to Argentine regulations such as the new Capital Markets Law and the new Civil and Commercial Code and with certain SEC requirements.

In April 2016, Federico Weil entered into an employment agreement with the Company. The employment agreement provides that Federico Weil shall be the chief executive officer of TGLT, and will be responsible for the management and administrative direction of TGLT. In case of his termination without cause, Federico Weil will be entitled to a special indemnification payment equal to twice the severance payment owed to him under Argentine labor law. The agreement includes exclusivity, non-compete and non-solicitation clauses applicable to Federico Weil.

Note 45. Approval of the financial statements

These consolidated financial statements as of December 31, 2015 and 2014 have been approved by the Company’s Board of Directors on April 12, 2016, and Management approved an update to Note 44 as of April 27, 2016.

Through and including                   , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TGLT S.A.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.   Indemnification of Directors and Officers

Neither the laws of Argentina nor our bylaws or other constitutive documents provide for indemnification of our directors or officers.  Our officers’ activities are regulated by Argentine labor law.  We maintain directors’ and officers’ liability insurance covering our directors and executive officers with respect to general civil liability, which he or she may incur in his or her capacity as such.  In addition, pursuant to the international underwriting agreement the international underwriters will agree to indemnify, under certain conditions, the registrant, its directors and officers and persons who control us (within the meaning of the Securities Act) against certain liabilities under the U.S. securities laws.

Item 7.   Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities, each in a local public offering carried out exclusively in Argentina.

Date of Issuance	Title and Aggregate Amount of Securities	Principal Underwriters	Aggregate Underwriting Commission (as a % of the offering)

7/03/2013	Corporate Notes Class III Ps.60,320,000	BACS Banco de Crédito y Securitización S.A., Banco Hipotecario S.A.	1.25%

7/03/2013	Corporate Notes Class IV US$7,380,128	BACS Banco de Crédito y Securitización S.A., Banco Hipotecario S.A.	1.25%

5/27/2014	Corporate Notes Class V Ps.50,300,000	BACS Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., SBS Sociedad de Bolsa S.A.	1.25%

5/27/2014	Corporate Notes Class VI Ps.15,842,677	BACS Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., SBS Sociedad de Bolsa S.A.	1.25%

5/12/2015	Corporate Notes Class VII Ps.77,690,235	BACS Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Puente Hnos. S.A., SBS Trading S.A.	1.25%

5/12/2015	Corporate Notes Class IX Ps.57,229,975	BACS Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Puente Hnos. S.A., SBS Trading S.A.	1.50%

2/23/2016	Corporate Notes Class X Ps.96,828,323	BACS Banco de Crédito y Securitización S.A., Banco Hipotecario S.A., Raymond James Argentina S.A.	1.00%

Item 8.   Exhibits and Financial Statements

(a)           The following documents are filed as part of this prospectus:

1.1	*Form of International Underwriting Agreement.

3.1	*English translation of bylaws of TGLT S.A.

4.1

*Form of Deposit Agreement among TGLT S.A., The Bank of New York Mellon, as depositary, and the ADS holders (incorporated by reference to our Registration Statement on Form F-6 (File No. 333-) filed with the Commission on    , 2016).

5.1	*Form of opinion of Nicholson y Cano Abogados, Argentine counsel of the registrant, as to the validity of the common shares.

10.1	*Shareholders Agreement, dated May 27, 2015, by and among Federico Weil, Bienville and PointArgentum.

10.2	*Shareholders Agreement, dated December 27, 2007, by and between TGLT S.A. and Marcelo Gómez Prieto.

14.1	*Code of Ethics of TGLT S.A.

21.1	*List of subsidiaries of the registrant.

23.1	Consent of Adler, Hasenclever & Asociados S.R.L., member firm of Grant Thornton International.

23.2	*Consent of Nicholson y Cano Abogados (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page to the Registration Statement).

* To be filed by amendment

None.

Item 9.   Undertakings

The undersigned registrant hereby undertakes to provide to the international underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the international underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby also undertakes that:

1.                                      For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective.

2.                                      For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on June 13, 2016.

TGLT S.A.

By:	/s/ Federico N. Weil
	Name:	Federico N. Weil
	Title:	Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Federico N.  Weil and Rafael I.  Soto, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on June 13, 2016 in the capacities indicated:

Signature	Title

/s/ Federico N. Weil
Federico N. Weil	Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ Darío E. Lizzano
Darío E. Lizzano	Vice Chairman of the Board

/s/ Rafael I. Soto
Rafael I. Soto	Alternate Director and Chief Financial Officer (principal financial officer)

/s/ Daniela M. Castellano
Daniela M. Castellano	Principal Accounting Officer

/s/ Mariano S. Weil
Mariano S. Weil	Director

/s/ Fernando I. Jasnis
Fernando I. Jasnis	Director

/s/ Ralph F. Reynolds
Ralph F. Reynolds	Director

/s/ Carlos A. Palazón
Carlos A. Palazón	Director

/s/ Alejandro E. Marchionna Faré
Alejandro E. Marchionna Faré	Director

/s/ Mauricio Wior
Mauricio Wior	Director

as Authorized Representative in the United States:

By:	/s/ Giselle Manon
Name: Giselle Manon
Title: SOP Officer of Law Debenture Corporate Services Inc.

EXHIBIT INDEX

Number	Description
1.1	*Form of International Underwriting Agreement.

3.1	*English translation of bylaws of TGLT S.A.

4.1

*Form of Deposit Agreement among TGLT S.A., The Bank of New York Mellon, as depositary, and the ADS holders (incorporated by reference to our Registration Statement on Form F-6 (File No. 333-) filed with the Commission on, 2016.

5.1	*Form of opinion of Nicholson y Cano Abogados, Argentine counsel of the registrant, as to the validity of the common shares.

10.1	*Shareholders Agreement, dated May 27, 2015, by and among Federico Weil, Bienville and PointArgentum.

10.2	*Shareholders Agreement, dated December 27, 2007, by and between TGLT S.A. and Marcelo Gómez Prieto.

14.1	*Code of Ethics of TGLT S.A.

21.1	*List of subsidiaries of the registrant.

23.1	Consent of Adler, Hasenclever & Asociados S.R.L., member firm of Grant Thornton International.

23.2	*Consent of Nicholson y Cano Abogados (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page to the Registration Statement).

* To be filed by amendment